Form 20-F/A
SAMEX MINING CORP
filed 2003-05-30
CIK 766504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

November 30, 2002

OR

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to __________________________________

Commission file number

0-13391

SAMEX MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#301 – 32920 Ventura Avenue, Abbotsford, British Columbia, Canada V2S 6J3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of November 30, 2002:

48,823,881 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

Page

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3. KEY INFORMATION

ITEM 4. INFORMATION ON THE COMPANY

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8. FINANCIAL INFORMATION

ITEM 9. THE OFFER AND LISTING.

ITEM 10. ADDITIONAL INFORMATION.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS.

ITEM 19. EXHIBITS.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; environmental liability claims and insurance; dependence on joint venture partners as well as those factors discussed in the section entitled “Risk Factors.”

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “SAMEX” refer to SAMEX Mining Corp. and its subsidiaries.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar (“Cdn$”) expressed in terms of one United States dollar (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	U.S. Dollars Per Canadian Dollar
	Fiscal Year Ended November 30					3-Month Period Ended
	2002	2001	2000	1999	1998	November 30, 2002	November 30, 2001
End of period	.6386	.6362	.6484	.6787	.6527	.6386	.6362
Average for the period	.6365	.6479	.6758	.6710	.6795	.6365	.6326
High for the period	.6619	.6668	.6983	.6917	.7121	.6439	.6362
Low for the period	.6200	.6287	.6397	.6431	.6307	.6407	.6287
	For the month of
	December 2002	January 2003		February 2003	March 2003	April 2003
High for the period	.6460	.6570		.6720	.6821	.6975
Low for the period	.6329	.6349		.6529	.6709	.6737

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on May 27, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7271 (US$1.00 = Cdn$1.3754).  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

CONVERSION TABLE

In this Annual Report a combination of Imperial and metric measures are used.  Conversions from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mining Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia.  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995.  Our principal business is the acquisition and exploration of mineral properties.  We currently own or have interests in mineral exploration properties in southwestern Bolivia and in central Chile.  See Item 4 “Information on the Company - History and Development of the Company”.

Selected Financial Data.

This data is derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) as opposed to accounting principles generally accepted in the United States (“U.S. GAAP”).  The following selected financial data has been extracted from the more detailed consolidated financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”.

	Fiscal Year Ended
	November 30, 2002	November 30, 2001	November 30, 2000	November 30, 1999	November 30, 1998
Income Statement Data:
Net Loss From Operations	570,612	686,373	890,954	1,009,258	765,816
Mineral Interests and Deferred Exploration Costs Written Off	16,184	339,018	5,439,359	-	1,551,099
Net Loss for the period (1)
Canadian GAAP	586,796	1,016,564	6,330,313	1,009,258	2,316,915
US GAAP	768,058	666,273	1,007,041	1,725,284	2,247,777
Net Loss per share (1)
Canadian GAAP	0.01	0.03	0.19	0.04	0.10
US GAAP	0.02	0.02	0.03	0.06	0.10

(1)  See Note 12 to attached Financial Statements to November 30, 2002.

Fiscal Year Ended (1)
	2002	2001	2000	1999	1998
Balance Sheet Data
Current Assets	200,181	111,035	20,412	144,638	31,043
Current Liabilities	365,755	285,588	318,034	115,189	97,616
Working Capital	(165,574)	(174,553)	(297,622)	29,449	(66,573)
Notes Payable	-(2)	400,197	367,123	336,000	300,000
Total Assets	1,472,856	1,183,252	1,455,100	6,977,985	6,233,020
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	1,107,101	497,467	769,943	6,526,796	5,835,404
US GAAP	(112,336)	(514,440)	(581,154)	(171,357)	(174,641)
Number of Shares (³)	48,823,181	41,000,881	34,935,881	31,724,481	25,204,481

(1)

See Note 12 to attached Financial Statements to November 30, 2002.

(2)

Current portion of Notes Payable disclosed at $290,786 - See Note 6 to attached Financial Statements to November 30, 2002.

(3)

As adjusted to reflect changes in capital.

There are several material differences between Canadian GAAP and U.S. GAAP as is applicable to the financial information disclosed or summarized herein.  Reference is made to Note 12 in the attached financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

See “Currency and Exchange Rates” for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

Capitalization and indebtedness.

Not Applicable

Reasons for the offer and use of proceeds.

Not Applicable

Risk factors.

In addition to other information in this Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below and elsewhere in this Report, and the risks discussed in our other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward – looking statements.  See “Special Note Regarding Forward Looking Statements”.

We have a history of losses.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses from operations of $570,612, $686,373 and $890,954 for the fiscal years ended November 30, 2002, 2001 and 2000, respectively.  As of November 30, 2002, we had a cumulative net loss from operations of $6,948,530 and a cumulative deficit of $14,285,363.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future.

We have not identified any commercially viable mineral deposits.  We have not commenced commercial production on any of our properties and have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

Our success depends on our ability to raise additional capital.

As of November 30, 2002, we had a working capital deficit of $165,574.  We do not currently have any cash flow from operations and cannot currently satisfy all operational requirements and cash commitments that we may have in the future.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 2 to our financial statements, our financial statements have been prepared on the assumption that we will continue as a going conern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

We currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution.

The business of mineral exploration is highly competitive and there is no assurance we can compete with other competitors for financing, qualified personnel and other resources related to the operation of our business.

Significant competition exists for the limited number of property acquisition opportunities available in Bolivia, Chile, and elsewhere.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than our Company, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Our operations are subject to the inherent risk associated with mineral exploration activities.

Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We plan to obtain insurance, in amounts that we consider to be adequate, to protect ourselves against certain of these mining risks once we commence mining operations.  However, we may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and therefore do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

The prices of precious metal and base metal directly impact on our business activities.

Our business activities are significantly affected by the prices of precious metals and base metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects. The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

Our business is affected by market fluctuations in the prices of minerals sought (gold being the predominant metal, followed by silver, copper, and zinc), which are highly volatile.  Depending on the price of gold, silver, copper or other metals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.  The prices of gold, silver, copper, zinc and other metals have fluctuated in recent years.

Gold, silver, copper and zinc prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions.  Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  We cannot assure you that the price of gold, silver, copper or zinc will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties.

The current demand for and supply of precious metals and base metals affects their prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities.  If metal prices should decline for a sustained period, we could determine that it is not economically feasible to continue our exploration activities and such decision will have a material adverse affect on our business and results of operations.

The volatility of the prices for precious metals and base metals is illustrated by the following table which shows the market prices (US$) of silver, gold, copper and zinc for each quarter of the last five years and for the first quarter of 2003:

Quarter Ended	Silver (dollars/ounce)	Gold (dollars/ounce)			Copper (dollars/pound)		Zinc (dollars/pound)
	High	Low	High	Low	High	Low	High	Low
March 31, 1998	7.31	5.47	304.85	278.50	.82	.72	.52	.45
June 30, 1998	6.66	4.98	315.60	284.60	.86	.73	.51	.45
September 30, 1998	5.79	4.62	296.90	274.60	.80	.71	.50	.44
December 31, 1998	5.26	4.56	302.70	285.50	.75	.64	.45	.42
March 31, 1999	5.81	4.86	296.50	278.20	.68	.61	.48	.41
June 30, 1999	5.55	4.85	291.20	258.60	.71	.62	.49	.43
September 30, 1999	5.82	5.02	321.00	252.50	.81	.72	.56	.46
December 31, 1999	5.73	5.04	327.50	275.00	.84	.75	.56	.50
March 31, 2000	5.51	4.92	322.00	274.50	.86	.77	.55	.48
June 30, 2000	5.19	4.89	291.50	271.30	.83	.73	.53	.49
September 30, 2000	5.03	4.75	287.65	269.50	.91	.79	.58	.51
December 31, 2000	4.93	4.55	275.05	263.80	.89	.80	.53	.46
March 31, 2001	4.84	4.28	272.50	256.25	.83	.75	.48	.44
June 30, 2001	4.63	4.27	298.60	255.00	.78	.70	.45	.39
September 30, 2001	4.72	4.11	296.00	264.10	.71	.64	.40	.35
December 31, 2001	4.73	4.01	292.90	271.20	.70	.60	.37	.33
March 31, 2002	4.77	4.21	308.00	277.20	.75	.64	.39	.34
June 30, 2002	5.14	4.40	330.55	297.25	.77	.70	.38	.34
September 30, 2002	5.15	4.38	327.95	298.95	.76	.65	.38	.33
December 31, 2002	4.81	4.28	354.25	308.75	.75	.65	.37	.33
March 31, 2003	4.96	4.34	389.05	325.70	.78	.70	.37	.34

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not maintain key employee insurance on any of our employees.

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the Bolivian concessions held by our partners or us.  However, we carry out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the applicable joint venture party or the Company has acquired satisfactory title to the properties.  The possibility exists that title to one or more of the concessions held by our partners or us might be defective for various reasons.  Should any defect in title be disclosed to us, we would take all reasonable steps to perfect title to the particular concession(s) in question.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and the proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.

The development of gold, silver, zinc and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold, silver or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in Bolivia and Chile.  These countries impose certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

There are certain specific risks associated with mineral exploration activities and property ownership in Bolivia.

The process for acquiring an interest in mineral concessions in Bolivia is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

The rights and obligations associated with mineral concessions in Bolivia is governed by legislation enacted under law no. 1777 on March 17, 1997 (the “Bolivian Mining Code”).  Under the Bolivian Mining Code, property available for mining and exploration activities is divided into mining units consisting of 25 hectares each (the “Units”).  A person seeking to acquire a mining concession must submit a request to the Superintendent of Mines specifying, among other things, the name of the concession and code numbers corresponding to the Units which are comprised in the concession applied for.  Each concession is limited to a maximum of 2,500 Units.  Upon receipt, the application is registered in the office of the Superintendent of Mines with date and time of filing and the application is reviewed by the Technical Mines Service to determine if the Units applied for are available.  Priority between applicants is determined in accordance with the time of filing of the application.  If the concession applied for is available, the Superintendent is then required to promptly publish the application in the National Mining Gazette.  Persons claiming a prior interest in the subject area will then be given an opportunity to assert their rights within 30 days of publication.  Following disposition of these claims or, if such persons fail to defend their interests within the prescribed time, the Superintendent of Mines will, subject to payment of the required patent fee, grant the concessions and instruct official registration thereof at the Mining Registry.

A foreign corporation may only hold rights in mineral properties in Bolivia if the corporation has been registered in Bolivia.  In addition, properties within 50 km of any international border of Bolivia or the “Frontier Zone” may only be held by a Bolivian national or a corporation owned by a Bolivian national(s).  Under provisions of the Bolivian Mining Code, it is permissible for a Bolivian holder of such concessions to enter into a joint venture agreement with a foreign party.  Certain aspects of the form of joint venture and rules respecting its operation are prescribed by Bolivian law and must be complied with if the joint venture is to be effective.

We hold our property interests outside of the Frontier Zone through our Bolivian subsidiaries.  Any interests in properties within the Frontier Zone (Santa Isabel Property, Eskapa Property, El Desierto Property) are held under joint venture agreements with a Bolivian national.  For example, our interest in the Goya 1/El Bonete concessions which comprise the Santa Isabel Property is held under a joint venture agreement with the Bolivian state mining company, Corporacion Minera de Bolivia (“COMIBOL”), which owns the property (see “Item 4 – Information on the Company - Santa Isabel Property”); the Eskapa Property and El Desierto Property mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a director of SAMEX.  Our Bolivian subsidiary, Empresa Minera Boliviana S.A. (“Emibol S.A.”), earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement (originally with Multimin S.A., a company also formerly controlled by Patricio Kyllmann) dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and as part of the agreements, Emibol S.A. is required to cover all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations (see “Item 4 – Information on the Company - Eskapa Property” and El Desierto Property”).

The Bolivian Mining Code stipulates that any transfer of rights in mineral properties is not valid unless done by a duly certified and registered public deed.  We follow the policy of complying with all applicable registration requirements for our mining agreements whenever appropriate and timely to do so.  However, in some cases, we do not so comply where immediate registration is thought to be detrimental to our operation or our attempts to acquire other properties on economically reasonable terms.  In such cases, our rights may not be enforceable in Bolivia unless such registration occurs.

Regulatory matters could impact our ability to conduct our business in Bolivia.

As our operations are primarily related to the exploration of our mineral resource properties, many governmental regulations relating to mining activities are not yet applicable to us.

Our potential mining processing operations and exploration activities in Bolivia are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  There can be no assurance, however, that all permits which we may require for future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which we might undertake.

Failure to comply with laws and regulations may result in orders being issued thereunder which may cause operations to cease or be curtailed or may require installation of additional equipment.  Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be subject to fines or penal sanctions if convicted of an offense under such legislation.

Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us or prevent development of our mining properties.

Legislation is in place which requires approval of a plan of operation or similar authorization and provides for the preparation of environmental assessments, environmental impact statements or similar reports prior to the commencement of, during, and upon completion of any mining operation.  These reports entail a detailed technical and scientific assessment of the site and surrounding environment as well as a prediction of the impact of proposed development on the environment.  Such authorizations and reports can add to the cost and time frame associated with any potential project development.

Environmental legislation in Bolivia imposes potential liability on owners and/or operators of mining facilities which release hazardous substances into the environment and are required to carry out their operations using methods and techniques not liable to cause damage to the environment or the land-owner.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources or the affected party.  In addition, while the mining operation is permitted to use water flowing through or under the mining concessions, the concession grantee is required to return the water to its source with same quality as when taken.  Degradation in the quality of water used may result in liability for damages to the affected person or persons.  We are not aware of pending or threatened environmental litigation which names us as a defendant or any of our properties.  We cannot predict the potential for future environmental liability with respect to any of our properties nor can we predict the potential impact or future direction of environmental litigation.

The Bolivian Mining Code also contains certain restrictions or requirements which may result, in certain circumstances, in the loss of mineral concessions.  These include the requirement to pay an annual tax or patent on mineral concessions (currently US$25.00 per Unit during the first 5 years and thereafter, US$50.00 while the Units are held).

Bolivian law expressly provides for free foreign currency exchange and conversion, foreign ownership of property (except where expressly limited), repatriation of dividends and profits, and free importation of goods and services (other than those affecting public health and State security) subject to applicable duties and taxes.  Bolivian mining operations are subject to a maximum tax of 25% on net annual profits and an additional variable tax of from 1% to 7% on gross sales, depending upon the substance mined and the prevailing market price, which is 100% deductible from the foregoing income tax.  In addition, certain Bolivian mining operations may be subject to a windfall profits tax equal to 25% of profits earned in any particular year after deduction, successively, of income taxes, dividend remittance taxes, and the aggregate of 33% of total investment on the project made after 1991 and 45% of net sales to a maximum of US$50 million.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.

There are certain specific risks associated with mineral exploration activities and property ownership in Chile.

The process for acquiring an interest in mineral concessions in Chile is different from procedures for acquiring mining claims in Canada or the United States and involves certain risks not applicable in those jurisdictions.

The rights and obligations associated with mining concession in Chile are governed by legislation and protected by the Chilean Political Constitution enacted in 1980 (the “Constitution”). Article 19, Nº 24 of the Constitution, which assures the right of property, in its different forms over corporal or intangible assets, includes mining concessions within this protection.

Law Nº 18.097 of January 21, 1982, which has constitutional rank, regulates the granting of mining concessions and defines the mining concessions as a real and immovable right, distinctive and independent from property rights over the surface tenements, although owned by the same individual.  Such rights may be claimed against the State and any other person, may be transferred or transmitted, and may be mortgaged or subject to other real rights and, in general, to all acts and contracts.

A mining concession may be granted for exploring or exploiting mineral substances, the latter also being known as a mining claim.  All metallic and non-metallic substances and, in general, all fossil substances, regardless of their natural state, may be subject to concessions or claimed, including those in the subsoil of maritime waters under national jurisdiction, to which access may be had, through tunnels, from land.  Liquid or gaseous hydrocarbons, lithium or deposits of any kind in maritime waters under national jurisdiction or deposits of any kind entirely or partly embraced by areas which, under law have been classified as important, for mining reasons, to national security, are generally excluded from mining concessions, without prejudice to mining concessions validly granted prior to their exclusion or a resolution that classifies them as of importance to national security.

Any person is entitled to dig test holes and to take samples in search for mineral substances, regardless of ownership or property rights over the tenements, except in lands included within the limits of a mining concession granted to a third party.

The object of a mining concession is all substances over which a concession may be granted lying within its limits.  The territorial area of a mining concession comprises a solid whose upper surface is, along a horizontal plane, a parallelogram with right angles and of an indefinite depth within the vertical planes that limit it.  The area of an exploitation concession may not cover more than 10 hectares and an exploration concession may not exceed 5.000 hectares.  The owner of the concession can hold any number of mining concession that comply with the maximum surface indicated above.

Mining concessions are established by a judicial decree given following a non adversarial proceeding, without the decisory participation of any other authority or third party.

The validity of a mining concession and to maintain in effect a mining concession it is required to pay an annual license fee.  The amount of the said fee shall be one tenth of a Monthly Tax Unit (“M.T.U.”), for each full hectare, in the case of an exploitation concession and of one fiftieth of an M.T.U. for the same area, in case of an exploration concession.  The payment must be made in advance during the month of March of each year.  Should the concessionaire fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

A foreign corporation may hold mining rights over mining concessions in Chile without restrictions and without any discrimination regarding Chilean nationals.

Regulatory matters could impact our ability to conduct our business in Chile

As our operations are primarily related to the exploration of our mineral resource properties, many governmental regulations relating to mining activities are not yet applicable to us.

Our potential mining processing operations and exploration activities in Chile are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  There can be no assurance, however, that all permits which we may require for future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which we might undertake.

Failure to comply with laws and regulations may result in orders being issued thereunder which may cause operations to cease or be curtailed or may require installation of additional equipment.  Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be subject to fines or penal sanctions if convicted of an offense under such legislation.

Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us or prevent development of our mining properties.

Chilean environmental legislation requires that the mining concessionaire obtains the prior authorization from the applicable environmental authorities to initiate any exploration or exploitation activity and for this purpose the mining concessionaire shall need to present an environmental assessments or an environmental impact study. Chilean environmental legislation defines the requisites that these studies have to fulfill, and the general mechanisms for controlling and ensuring compliance with such legislation. These reports entail a detailed technical and scientific assessment of the site and surrounding environmental as well as a prediction of the impact of proposed development on the environment.  Such authorizations and reports can add to the cost and time frame associated with any potential project development.

Environmental legislation in Chile imposes potential liability on owners and/or operators of mining facilities which release hazardous substances into the environment and are required to carry out their operations using methods and techniques not liable to cause damage to the environment or the land-owner.

Foreign investments in Chile can be repatriated under the Foreign Investment Regulations contained in Decree Law 600, the Foreign Investment Statute, which is based on the principle of non discrimination between foreign and local investors.  Foreign investors may enter into a foreign investment contract with of the Republic of Chile where the terms of the investments, access to foreign currency, tax matters and other importation and exportation terms can be agreed upon for a term of 10 years or 20 years, if the investments is of an amount that exceeds US$ 50,000,000.  Chile and Canada has entered into a Free Trade Agreement (“FTA”), which has been in effect since July 5, 1997.  This FTA enables Canadian investors to export products of Canadian origin into Chile without paying any custom duties and obtain relief under the double taxation provision, pursuant to which  taxes paid in Chile on income generated by operations in Chile, including mining, will be used as a tax credit for the taxes levied in Canada on such income.

At present the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and in a yearly basis, the corporate income is taxed with an income tax at a rate of 16.5% in year 2003 and 17% in year 2004 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% additional tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 16.5% or 17% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.

Foreign currency exchange is regulated by the Central Bank of Chile under Chapter XIV of its Foreign Exchange Regulations.  Currently there is no restriction on bringing investments or credits into Chile, provided that such investments and credits are registered with the Central Bank of Chile in accordance with Chapter XIV of The Foreign Exchange Regulations.  Credits granted for periods of over 1 year are subject to a stamp tax of 1.608% of the amount of the loan and interest on loans granted by banks and financial institutions are subject to a 4% tax levied upon remittance of the interest payment to the lender.

At present there are no special taxes imposed on operations in the mining sector, other than the normal taxes paid by all productive sectors, in accordance with applicable income tax legislation.

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars and Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Patricio Kyllmann (who is resident in Bolivia) and Robert Kell (who resides in the United States and Bolivia), and substantially all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We have reserved 7,901,000 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of April 30, 2003, we reserved 4,255,000 Common Shares for issuance on the exercise of incentive stock options.  In addition we reserved 3,646,000 common shares for issuance upon the exercise of outstanding warrants.  If such options and warrants are fully exercised, such common shares would constitute 13.26% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

We believe we were a passive foreign investment company during 2002, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during 2002, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

Market price of our common shares is highly volatile.  If investors’ interest in the sector in which we operate declines, the price for our common shares would remain low.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the four quarters ended November  30, 2002 ranged between $0.03 and $0.42 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

This document contains forward looking statements which may differ from actual events.

The words “believes”, “should be”, “anticipates”, “plans”, “expects”, “intends” and “estimates”, and similar expressions, identify forward-looking statements.  These forward-looking statements are contained principally under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects”.  Although we believe these forward-looking statements are based on reasonable assumptions, these may not prove to be correct.  Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by such forward-looking statement.  Important factors that may cause actual results to differ materially from the expectations reflected in the forward-looking statements are set forth above. See “Special Note Regarding Forward Looking Statements”.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company.

We were originally incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia, Canada.  We changed our name and consolidated our share capital as set forth below on the following dates:

Date	Name	Consolidation (Old:New)
December 15, 1967	Silver Duke Mines Ltd. (N.P.L.)	Not applicable
February 3, 1976	Totem Resources Ltd. (N.P.L.)	4:1
June 9, 1978	Paragon Resources Ltd. (N.P.L.)	Not applicable
March 6, 2001	Paragon Resources Ltd.	Not applicable
September 11, 1995	SAMEX Mining Corp.	5:1

Effective May 28, 1999, we increased our authorized capital from 100,000,000 shares divided into 50,000,000 common shares without par value and 50,000,000 preferred shares without par value, none of which preferred shares are issued, to 150,000,000 shares divided into 100,000,000 common shares without par value and 50,000,000 preferred shares without par value, none of which preferred shares are issued.

We are a junior exploration stage company engaged in the acquisition, exploration and, if warranted, development of natural resource properties.  Since inception, we have not identified any proven or probable reserves on our properties, have not produced any minerals, or generated any revenues from our operations.  We currently own or have interests in mineral exploration properties in southwestern Bolivia and in central Chile.  The properties are being explored mainly for gold, silver, copper and zinc targets.

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES UNTIL FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.

Our total mineral interests and exploration costs were approximately $432,388 for the year ended November 30, 2002 compared to $838,188 in 2001, substantially all of which was spent on our mineral properties in Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants raising a total of $1,058,430 during fiscal 2002 and from option payments totaling $57,675 made to us pursuant to the Eskapa Property Option Agreement.  Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

We have six subsidiaries, all of which are described below.  The present inter-corporate relationship between us and our subsidiaries is illustrated in the following chart:

Samex Mining Corp.
(British Columbia, Canada)
Listed on TSX Venture Exchange
South American Mining & Exploration Corp.
(British Columbia, Canada)
Minera Samex Chile S.A.
(Chile
Samex International Ltd.
(Bahamas)
Bolivex S.A.
(Bolivia)
Samex S. A.
(Bolivia)
Emibol S.A.
(Bolivia)

South American Mining & Exploration Corp.

South American Mining & Exploration Corp. (“S.A.M.E.X. Corp.”) was incorporated in British Columbia on November 24, 1993.  Since its inception, S.A.M.E.X. Corp. has been involved principally in the acquisition, exploration and development of mineral properties in South America through its operating subsidiaries in Bolivia.  Its authorized share capital consists of 100,000,000 common shares with 7,925,001 shares outstanding, all of which are held by us.

SAMEX International Ltd.

SAMEX International Ltd. (“SAMEX International”) was incorporated as an international business company under the laws of the Commonwealth of the Bahamas on August 4, 1995.  The directors and officers of SAMEX International are Patricio Kyllmann (Director, President and Secretary) and Arin Smith (Director).  Its authorized share capital consists of 5,000 common shares of which 100 are issued and outstanding, all of which are held by S.A.M.E.X. Corp.  SAMEX International functions as an international holding and finance company and holds 98% of the shares of each of SAMEX S.A. and Emibol S.A.

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994.  The directors and officers of SAMEX S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Bolivian corporate law requires that the company have at least three shareholders and, accordingly, the shares of SAMEX S. A. as well as Bolivex S.A. and Emibol S.A. have been issued so that 2 shares are held by persons other than S.A.M.E.X. Corp. or SAMEX International.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl, directors of SAMEX. SAMEX S.A.’s primary asset is its interest in the Goya I/El Bonete concession which forms part of the Santa Isabel property referred to below.

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994.  The directors and officers of Bolivex S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  Bolivex S.A. has authorized capital of 500,000 Bs. and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl.  Bolivex S.A.’s primary asset is the Walter property referred to below.

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  The directors and officers of Emibol S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  Emibol S.A. has authorized capital of 200,000 Bs. and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl.  Its principal assets are its interests in the El Desierto, Eskapa, Wara Wara and Yaretani properties in Bolivia.

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile’s principal asset is its interest in mineral concessions in the El Zorro district in Chile.

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers.  Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3, and our registered and records office is located at 500 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The phone number of our head office is (604) 870-9920.  Our South American office is located in La Paz, Bolivia.

Business Overview.

During the fiscal period ended November 30, 2002, we were principally involved in a thorough review and evaluation of the extensive volume of data gleaned from our exploration over the last several years at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report.  We were also active visiting and evaluating gold/silver prospects in the countries of Chile and Argentina, and in financing activities.

For the balance of 2003, we plan to carry out exploration programs focused primarily on drill testing gold-silver-copper targets at the Eskapa property in Bolivia and gold/silver prospects in the El Zorro district in the country of Chile.   See “Special Note Regarding Forward Looking Statements”.

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE ORE DEPOSIT EXISTS IN ANY OF OUR PROPERTIES UNTIL FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.  THE INFORMATION CONTAINED HEREIN RESPECTING OUR MINERAL PROPERTIES IS BASED UPON INFORMATION PREPARED BY OR THE PREPARATION OF WHICH WAS SUPERVISED BY ROBERT KELL, OUR VICE PRESIDENT EXPLORATION AND A DIRECTOR AND THE COMPANY.

Description of Property

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world’s largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.  In 1999, we granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option to earn an interest in the property as follows:

(a)

U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest;

(b)

U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest; and

(c)

U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest.

Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement.  No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.    The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

EL ZORRO PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., hold a 100% interest in 1,475 hectares of mineral concessions collectively named the “El Zorro” concessions situated 250 kilometers northeast of La Serena, Chile.  The exploration objective at El Zorro is discovery of several bulk-tonnage gold deposits hosted in breccia zones and intrusive/sediment contact zones.

We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective “El Zorro” district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Dubbed the “El Zorro” district by us, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences.  We are reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones and intrusive/sediment contact zones situated throughout the district.  We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the El Zorro concessions are subject to the following finder’s fee, bonus and royalty:

(a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

(b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

(c)

A Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The El Zorro Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by our Robert E. Kell, Vice President Exploration and a Director of the Company, who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at www.sedar.com. We, through our Bolivian subsidiary, EMIBOL S.A., hold a 99% interest in any mining operations which may be established on the 3,000 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  We have expended over a million dollars on exploring the Eskapa property with cumulative deferred exploration costs since 1995 totaling $1,210,027 (at February 28, 2003).

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.  We arranged to purchase-back this right to a 40% interest from Chalice by:

a)

paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003);

b)

issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c)

granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  .  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.  Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

The Eskapa property covers approximately 3,000 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  The dimensions of the concessions are six kilometers (east-west) by five kilometers (north-south).

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made and, accordingly, we are now in default of our obligations under the Comibol agreement.   Comibol has not given notice of default or demanded payment and we are awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date.  There is no assurance that we will obtain the extension sought on favourable terms or at all.  If we do not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon we would be liable to forfeit our entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status.  We have not conducted any exploration on the Santa Isabel property since 1998.   In addition to the $1,551,099 deferred exploration cost written off relative to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided we are able to obtain an extension to our payment obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures.  The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares.  The property is held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.  The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.  The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

Organizational Structure

See “History and Development of the Company” for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada which we rent on a month-to-month basis at a monthly cost of $1,375 in rent plus taxes and operating costs approximating $575. We also have an office in Bolivia, South America, which is also the South American residence for our Vice-president, Exploration, Robert Kell, which we rent on a month to month basis at a cost of US$500. per month    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended November 30, 2002 and November 30, 2001 compared to the prior year.  The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this report.  We disclaim any obligation to update information contained in any forward-looking statements.  Our consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 12 to our consolidated financial statements for the year ended November 30, 2002.

We explore for minerals and we do not have any properties that are in production.  We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities.  The key determinants of our operating results are the following:

(a)

our ability to finance our exploration activities;

(b)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)

market prices for gold and other precious metals and minerals.

The most significant factors affecting our operations during the last fiscal year were related to the general decline in demand for and the prices of precious and base metals and the general decline in the market for shares of junior exploration companies.  These factors in turn made the exploration of certain of our properties and our ability to raise equity capital to conduct such activities less feasible, resulting, in part, in decisions to reduce exploration activities and to reduce the size of a number of our properties.  Since the end of our last fiscal year, the prices of precious metals have experienced significant increases, which have also improved the general market for the shares of exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.

As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

As described in Note 2 to our consolidated financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  Should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 1 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Operating results

Fiscal Year Ended November 30, 2002 compared to Fiscal Year Ended November 30, 2001

During the fiscal year ended November 30, 2002, we were principally involved in the compilation of an extensive exploration report on the Eskapa property in Bolivia, visiting and evaluating gold/silver prospects in the countries of Chile and Argentina, and in financing activities.   Mineral interests and exploration costs for the year ended November 30, 2002 totaled $432,388 compared to $838,188 in 2001.  The $432,388 includes $100,000 of re-acquisition costs related to the buy-back of a 40% interest in the Eskapa property for $50,000 cash and the issuance of 200,000 shares at a deemed price of $0.25 per share.

We do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2002.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Due to the net loss, our continuation is dependent upon our ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of our securities and exercise of warrants, or secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of capital assets, mineral properties, or royalty interests.  In order to obtain financing sufficient to continue operations, we will continue to seek private placement funding, and/or exploration funding for our properties.

We realized a net loss of $586,796 for the year ended November 30, 2002 or $0.01 per share compared to a net loss in 2001 of $1,016,564 or $0.03 per share.  Costs related to “Property Claims” (annual patent fees to maintain properties) were written off on the El Desierto ($5,681), Wara Wara ($5,761), Walter ($1,353), and Yaretani ($3,389) properties since no current exploration is being conducted on these properties.  At the 2002 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.  Our assets categorized in the financial statements as “Mineral Interests and Deferred Exploration Costs” increased to $1,219,437 at November 30, 2002 from $1,011,907 at November 30, 2001.

The amount of cash on hand at November 30, 2002 was $200,181 as compared to $111,035 at November 30, 2001.  We had four employees during the first half of fiscal 2002, increasing to five employees during the remainder of the year.  By comparison, we had 14 employees during the first half of fiscal 2001, but due to market and funding restrictions, reduced to four employees by the end of 2001.  Salaries, for employees who are our directors or officers, totaled $341,134 for the fiscal year ended November 30, 2002.  In addition, during fiscal 2002, a total of $181,129 was paid to employees who are directors or officers to cover salary owed for unpaid back-wages accrued and outstanding from the years 2000 and 2001.  We also issued an aggregate of 895,400 shares at a price of $0.10 per share to settled debt totaling $89,540 owed to certain directors for unpaid wages or legal fees outstanding from 2001.  As a result of the shares-for-debt settlement and the payment of outstanding back-wages, the “Accounts Payable to Related Parties” category in the Consolidated Balance Sheets was reduced from $236,768 at November 30, 2001 to $20,646 at November 30, 2002.  This amount ($20,646), which consisted of salary for the month of November 2002 and travel/exploration expenses owed to one of our directors/officers, was subsequently paid in December 2002.  During the fiscal year ended November 30, 2002, legal fees of $32,050 were paid to a legal firm controlled by one of our directors.

During the year, the Board of Directors resolved to pay a bonus to our President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding us successfully through the past several years of extremely difficult market and financial conditions.  The bonus consisted of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share. See Item 7 “Major Shareholders and Related Party Transactions – Related Party Transactions”.

Fiscal Year Ended November 30, 2001 compared to Fiscal Year Ended November 30, 2000

During the fiscal year ended November 30, 2001, our activities involved exploration on our mineral properties in Bolivia, evaluation of other potential mineral properties, research and due diligence on certain business opportunities related to natural gas recovery technology, and financing activities.  Mineral interests and exploration costs for the period ending November 30, 2001 totaled $838,188 compared to $1,280,292 in 2000.

We do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the period ended November 30, 2001.  Annual losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.   Due to the net loss, our continuation is dependent upon our ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of our securities, or secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of capital assets or mineral properties.  In order to obtain financing sufficient to continue operations, we will continue to seek private placement funding, and joint venture partners and/or exploration funding for our properties.

We realized a net loss of $1,016,564 for the year ended November 30, 2001or $0.03 per share compared to a net loss in 2000 of $6,330,313 or $0.19 per share.  The net loss for 2000 was unusually large in comparison to previous years, due to $5,439,359 of Mineral Interests and Deferred Exploration Costs written off, resulting from inactivity on the El Desierto Property ($5,601), Santa Isabel Property ($2,113,801), Walter Property ($1,717,486), Yaretani Property ($817,156); and due to the dropping of the Agua de Castilla Property ($326,970), the Sora Sora Property ($423,040), and the Panizos Property ($35,305).  Included in the net loss for 2001 are amounts written off on the El Desierto Property ($155,001), the Wara Wara Property ($170,630) and small amounts on other properties, since no current exploration is being conducted on these properties.  These properties have been written down to a nominal value of $1,000 each until exploration activity is resumed on the property.  As a result of these write-offs, our assets categorized in the financial statements as “Mineral Interests and Deferred Exploration Costs” decreased to $1,011,907 at November 30, 2001 from $1,351,097 at November 30, 2000.

Cash on hand at the end of fiscal 2001 was $111,035 as compared to $17,412 in 2000.  Due to budget restrictions, we reduced our number of employees from 17 during the year 2000 down to 14 during the first half of fiscal 2001 and further reduced to four employees by the end of fiscal 2001.  During the fiscal year ended November 30, 2001, a total of $387,412 was paid or accrued to employees that are also our directors or officers.

Liquidity and Capital Resources

As of November 30, 2002, we had a working capital deficit of $165,574.  As of November 30, 2002, we had no long-term debt and current liabilities of $365,755.  Our cash position at November 30, 2002 was $200,181.

Since we have no material source of operating revenue,  no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital or borrow to meet our working capital requirements.  In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition of and ongoing exploration of our mineral properties.  We raised a total of $1,058,430 through the sale of our securities during fiscal 2002 through the following private placement and exercise of warrants:

During the second quarter of 2002, we completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000.

During fiscal 2002, warrants were exercised for the purchase of 3,763,400 shares for proceeds of $740,430.

Additional funding of $57,675 was also provided through option payments received from International Chalice Resources in relation to the Eskapa Property Option agreement (recorded in the Consolidated Statements of Mineral Interests and Deferred Exploration Costs - Eskapa - “Recovery of Costs”).

During the fiscal year ended November 30, 2002, we raised $318,000 through a private placement of 2,120,000 units at a price of $0.15 per unit.  We disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital.  The disclosed use of proceeds was more than fulfilled as actual expenditures/exploration on mineral properties during fiscal 2002 was $432,388.

By comparison, during the fiscal year ended November 30, 2001, we raised an aggregate of $486,500 through three private placements, we disclosed that the intended use of proceeds was $85,000 in aggregate for exploration on our mineral exploration properties and the balance for general working capital and outstanding obligations.  The use of proceeds announced in 2001 was more than fulfilled as actual expenditures/exploration on mineral properties during fiscal 2001 was $838,188.

Anticipated Capital Requirements For Next 12 Months

Since we own our interests in our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees.  We have no revenue or cash flows from operations and we have no external sources of liquidity.  We will be required to raise additional financing during our fiscal year ending November 30, 2003 to meet our working capital requirements and our on-going cash requirement.  We intend to raise such financing through sales of our equity securities or debt.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold and other metals and to aggressively explore our current properties, particularly the El Zorro and the Eskapa properties, subject to the availability of funds.  If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.

Research and development, patents and licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

Trend information.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities.  See Item 3 “Risk Factors” Conversely, when metal prices our strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

The price of gold strengthened considerably during the fiscal year completed on November 30, 2002, as well as our share price and trading volume.  This enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants.  However, since metal prices were relatively low for much of the year, we were able to obtain the highly prospective “El Zorro” property on much more favourable terms than we would have been able to during times of more buoyant metal prices.  We anticipate that the price of gold will continue to strengthen during the next 12 months which should enable us to secure additional equity financing, but we anticipate such price increases will likely be sufficiently modest during the early part of Fiscal 2003 to enable us to continue to negotiate favourable terms on prospective mineral property acquisitions for at least part of the coming fiscal year.  However, metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See Risk Factors “The prices of precious metal and base metal directly impact on our profitability”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at April 30, 2003.  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 41 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 62 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 52 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present; Consulting geologist	November 3, 1995	June 11, 1996
Patricio G. Kyllmann, 51 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 46 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 53 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 51 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are our directors or officers, totaled $341,134 for the fiscal year ended November 30, 2002 including salaries of $84,000 to Jeffrey Dahl, our President, and $136,313 to Robert Kell, our Vice President-Exploration.  In addition, during fiscal 2002, a total of $181,129 was paid to employees who are our directors or officers to cover salary owed for unpaid back-wages accrued and outstanding from the years 2000 and 2001.

We also issued an aggregate of 895,400 shares at a price of $0.10 per share to settled debt totaling $89,540 owed to certain directors for unpaid wages or legal fees outstanding from 2001.

During fiscal 2002, the Board of Directors resolved to pay a bonus to our President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding us successfully through the past several years of extremely difficult market and financial conditions.  The bonus consisted of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $32,050 for legal services during the fiscal year ended November 30, 2002.

We have not entered into any employment or management agreements with any of our directors or executive officers.  In addition, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.

The prevailing incentive stock option policy of the TSX Venture Exchange provides that stock options may be exercisable for a period of not more than ten years from the date of grant, must be non-assignable, and must have an exercise price not lower than the average closing price of our common shares on the TSX Venture Exchange for the ten trading days preceding the date of the grant.  The aggregate number of shares reserved for issuance must not exceed 10% of our issued and outstanding shares, with the aggregate number of shares reserved to any one person not to exceed 5% of the outstanding shares.  Shareholder approval must be obtained prior to exercise or amendment of options granted to insiders.

Options are granted, subject to approval of the TSX Venture Exchange, under individual option agreements in the form approved by our Board of Directors.  During our fiscal year 2000, we granted 2,460,000 incentive stock options exercisable at a price of $0.40 per share.  During fiscal 2002, we granted 1,805,000 additional incentive stock options exercisable at a price of $0.20 per share.  During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000.00.  As a result, as of April 30, 2003, there were 4,255,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 3,500,000 common shares granted to seven of our directors and/or officers/employees and options to purchase an aggregate of 755,000 Common Shares granted to consultants as follows:

Optionee	Position	Date Option Granted	Number of Optioned Shares	Exercise Price	Expiry Date
Patricio Kyllmann	Director	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	Director/Officer	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	Director/Officer	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	Director/Officer	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	Director/Officer	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	Director	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	Officer	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	Consultant	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	Consultant	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	Consultant	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	Consultant	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	Consultant	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	Consultant	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	Consultant	April 19, 2000	10,000	$0.40	April 19, 2005
Options @ $0.40			2,460,000

Patricio Kyllmann	Director	March 19, 2002	200,000	$0.20	March 19, 2007
Jeffrey Dahl	Director/Officer	March 19, 2002 Sept. 12, 2002	200,000 100,000	$0.20 $0.20	March 19, 2007 Sept.12, 2007
Robert Kell	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	Director	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	Officer	March 19, 2002	100,000	$0.20	March 19, 2007
Dale Dobson	Consultant	March 19, 2002	30,000	$0.20	March 19, 2007
Bill Murphy	Consultant	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	Consultant	March 19, 2002	40,000	$0.20	March 19, 2007
Stephen Scammell	Consultant	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Consultant	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Consultant	Nov. 12, 2002	50,000	$0.20	Nov. 12, 2007
Options @ $0.20			1,795,000
TOTAL OPTIONS			4,255,000

Subsequent to the end of our November 30, 2002 fiscal year, we adopted a stock option plan (the “Plan”), subject to approval of the TSX-V, which has not yet been sought or granted.   Under the terms of the Plan, our Board of Directors are authorized to grant options to any person who is employee, director, management company employee or consultant or us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.  No options have been granted under the Plan as of the date hereof.  A copy of the Plan is attached as an exhibit hereto.

Board practices.

Our board of directors consists of six members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

We have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with prevailing policy of the TSX Venture Exchange, as summarized in Item 6. “Directors, Senior Management and Employees; Compensation – Incentive Stock Options”.

Our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

We have not entered into any service or employment agreements with any of our directors or officers.  We do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

Our audit committee is composed of directors Larry McLean, Peter Dahl and Allen Leschert.   Our Board of Directors does not have a formal compensation committee.

Employees.

As of April 30, 2003, we had five employees, all of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  Most of the employees during 2000 were employed with our Bolivian office.  None of our employees are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number Employees per Category and Total at Fiscal Year End
November 30, 2002	Exploration	1
	Administrative/Office	4
	Total:	5
November 30, 2001	Exploration	1
	Administrative/Office	3
	Total:	4
November 30, 2000	Exploration	8
	Administrative	4
	Office, Accounting, Legal	4
	Other	1
	Total:	17

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of April 3, 2003 which was the record date for the determination of shareholders entitled to vote at our Annual General Meeting to be held May 22, 2003.  There were 51,665,181 common shares issued and outstanding as of the record date, April 3, 2003.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at April 3, 2003	Incentive Stock Options Owned
			Number of Shares under Option	Expiry Date	Exercise Price
Jeffrey P. Dahl President/Director	510,500	0.99%	300,000 200,000 100,000	April 19, 2005 March 19, 2007 Sept. 12, 2007	$0.40 $0.20 $0.20
Peter J. Dahl Chairman/Director	437,900	0.85%	300,000 200,000	April 19, 2005 March 19, 2007	$0.40 $0.20
Robert E. Kell Vice President Exploration/ Director	440,000	0.85%	300,000 200,000	April 19, 2005 March 19, 2007	$0.40 $0.20
Patricio G. Kyllmann Director	Nil	0.0%	450,000 200,000	April 19, 2005 March 19, 2007	$0.40 $0.20
Allen D. Leschert Director	162,000	0.31%	300,000 200,000	April 19, 2005 March 19, 2007	$0.40 $0.20
Larry D. McLean Vice President - Operations/ Director	406,300	0.79%	300,000 200,000	April 19, 2005 March 19, 2007	$0.40 $0.20
Brenda McLean Corporate Secretary	233,975	0.45%	150,000 100,000	April 19, 2005 March 19, 2007	$0.40 $0.20

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to the Company.  For particulars on outstanding stock options, see “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at April 30, 2003, 51,665,181 common shares of the Company were issued and outstanding.  We had 78 shareholders of record with addresses in the United States holding an aggregate of 7,146,116 common shares representing 13.83% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at April 30, 2003, except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name and municipality of residence	Number of securities (Common Shares)	Percentage of class
CDS & Co., Toronto, Ontario, Canada*	40,963,626	79.3%
Cede & Co., New York, NY, USA*	4,246,949	8.2%

*This holder acts as a depository for brokerage firms and other intermediaries.  The beneficial ownership of these shares is not known to us.  The above information was supplied by our transfer agent, Computershare Investor Services Inc.

All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the fiscal year ended November 30, 2002 and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Shares-For-Debt Settlement - We settled debt totaling $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable.  The 1,408,900 shares were issued January 4, 2002 and were subject to a hold period until May 4, 2002.  An $89,540 portion of the debt was owed to four of our directors, consequently our directors received an aggregate of 895,400 shares in the settlement as follows:

Name and Position	Number of shares received
Jeffrey P. Dahl, President & Director	500,000
Robert E Kell, Vice President - Exploration & Director	100,000
Debt owed to Leschert & Company Law Corporation was assigned to Alesco Management Ltd. which is controlled by Allen D. Leschert, Director	200,000
Patricio Kyllmann, Director	95,400

Stock Options Granted - On March 19, 2002, we granted 1,480,000 new incentive stock options to certain of our directors, officers, employees and consultants to purchase common shares at an option price of $0.20 per share with all options effective for a five year term expiring March 19, 2007.  1,300,000 of the options were granted to our directors/officers and 50,000 options to a consultant who is a close family member of a director/officer as follows:

Optionee	Position	Date Option Granted	Number of Optioned Shares	Exercise Price	Expiry Date
Patricio Kyllmann	Director	March 19, 2002	200,000	$0.20	March 19, 2007
Jeffrey Dahl	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Robert Kell	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	Director/Officer	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	Director	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	Officer	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	Consultant - wife of Jeffrey Dahl, President/Director	March 19, 2002	50,000	$0.20	March 19, 2007

We issued 120,000 units, comprised of one common share and one warrant to purchase an additional common share, to a director/officer and to close family members of the director/officer at a price of $0.15 per unit under a private placement of 2,120,000 units sold.  The subscribers were as follows:

Name and Position	Number of Units Purchased
Peter J. Dahl - Chairman & Director	40,000
Cindy Dahl - daughter-in-law of Peter J. Dahl, Chairman & Director	40,000
Melanie Dahl - daughter-in-law of Peter J. Dahl, Chairman & Director	40,000

Cash Bonus and Stock Options Granted to A Director/Officer – September 12, 2002, the Board of Directors resolved to pay a bonus to our President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding the Company successfully through the past several years of extremely difficult market and financial conditions.  The bonus consisted of a $30,000 cash payment and the grant of additional incentive stock options to purchase 100,000 shares at a price of $0.20 per share as follows:

Optionee	Position	Date Option Granted	Number of Optioned Shares	Exercise Price	Expiry Date
Jeffrey Dahl	Director/Officer	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged US$32,050 during the fiscal year ended November 30, 2002.

For information on transactions for Related Parties during our fiscal year ended November 30, 2001 and 2000, respectively, see our annual reports on Form 20-F for those periods.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since November 30, 2002.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at November 30, 2002 and November 30, 2001, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2002 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

Legal Proceedings

We have been named as one of the 66 defendants in a legal action filed in the Superior Court of the State of California, San Bernardino County, on or about October, 1998 by Kevin Maloney and 10 other plaintiffs.  We have not been served and do not have full particulars of this action.  Based upon a review of information provided by one of the served defendants, it appears that the basis of the plaintiffs’ claim relates principally to alleged actions of certain third party defendants.  We believe that the action, as it affects us, is without foundation and merit and intend to vigorously defend our interests should the plaintiffs take further steps to pursue such action against us.

We have been named but not served as a defendant in another related legal action filed in California.  We have not been served and do not have full particulars of this action.  We believe that the action, as it affects us, is without foundation and merit and intend to vigorously defend our interests should the plaintiff take further steps to pursue such action against us.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the commons shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.  See “Special Note Regarding Forward Looking Statements”.

Significant Changes.

No significant changes have occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING.

Offer and Listing Details.

The following sets forth the price history of our commons shares for the period indicated, as reported by the TSX Venture Exchange (formerly Canadian Venture Exchange Inc.).  They reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

Financial Year 2003 (Monthly)	High (CDN $)	Low (CDN $)
April, 2003	0.34	0.18
March, 2003	0.26	0.20
February, 2003	0.34	0.23
January, 2003	0.41	0.27
December, 2002	0.31	0.16
Financial Year 2002
Fourth Quarter	0.28	0.16
Third Quarter	0.40	0.15
Second Quarter	0.42	0.20
First Quarter	0.21	0.03
Financial Year 2001
Fourth Quarter	0.17	0.05
Third Quarter	0.11	0.04
Second Quarter	0.14	0.05
First Quarter	0.14	0.08
Financial Year 2000	0.25	0.09
Financial Year 1999	0.68	0.15
Financial Year 1998	0.90	0.15
Financial Year 1997	2.80	0.36
Financial Year 1996	7.20	1.65

The closing price of our common shares on April 30, 2003 was CDN$0.285.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange (formerly known as the Canadian Venture Exchange Inc.), under the trading symbol “SXG” and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the trading symbol “SMXMF”.

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Memorandum and articles of association.

Our memorandum and articles of association are incorporated by reference herein from filed documents (filed as exhibits in our Form 20-F annual reports of previous years) as noted in Item 19.  Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

Director's Power To Vote On Matters In Which The Director Is Materially Interested

Our articles of association provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of our Board of Directors.  In the case of a proposed contract or transaction, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting.  If an interested Director votes in favour of such contract or transaction, he or she may be liable to account for any profit obtained therefrom.

Director's Power To Vote On Compensation To Themselves

Subject to the Company Act, our articles of association provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.

Director's Borrowing Powers

Our articles of association provide that the directors, on our behalf, may:

(a) raise or borrow money for our purposes upon such terms and conditions as they think fit;

(b) guarantee obligations of any other person;

(c) issue debt obligations as security for loans; and

(d) mortgage or charge any part of our property and assets.

Retirement Of Directors Under An Age Limit Requirement

Our articles of association do not require directors to retire prior to a specified age.

Number Of Shares Required For A Director's Qualification

Our articles of association do not provide for a requirement of share ownership for a director's qualification.

Changes In Our Capital

Our articles of association provide that we may, by ordinary resolution, amend our memorandum to increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Company Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Company Act, we may also by special resolution subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

At the meeting, at least two persons holding at least five percent (5%) of the outstanding shares must be present in person or represented by proxy in accordance with our articles of association.

Our articles of association require similar approval of the holders of Preferred Shares in the event of changes analogous to the ones described above to the Preferred Shares.  In addition, if the deletion, variation, modification, amendment or amplification of the provisions contained especially affects the rights of the holders of our Preferred Shares of any series, in a manner different from which the rights of the holders of our Preferred Shares of any other series are affected, then amendments must, in addition to being approved by the holders of our Preferred Shares, be approved by the holders of our Preferred Shares of the series especially affected.  This approval may be given in writing by the holders of 3/4 of our Preferred Shares of the series or by resolution passed by 3/4 of the votes cast on a poll at the meeting of the holders of our Preferred Shares of the series. At a meeting of the holders of our Preferred Shares as a class or as a series, each holder of our Preferred Shares is entitled to one vote in respect of each Preferred Share held by the holder.

Furthermore, the Company Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our memorandum or articles of association, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Company Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Company Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Company Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Company Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

Holders of our Common Shares are entitled to attend meetings. However, holders of our Preferred Shares as a class will not be entitled to attend meetings, unless the rights of a particular class provide otherwise. Any of our corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

Limitations On The Rights To Own Securities

Our articles of association do not provide for any limitations on the rights to own our securities. See also “Item 10.D Exchange Controls”.

Change In Control Provisions

Our articles of association do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Share Rights, Preferences and Restrictions

The following is a summary of the rights and restrictions pertaining to our two classes of shares:

Common Shares

All Common Shares are of the same class and have the same rights, preferences and limitations.

Holders of Common Shares are entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Common Shares) are entitled to vote.  Subject to the preference of any outstanding Preferred Shares (described below), the holders of Common Shares are entitled to participate equally in any dividends our Board of Directors declares out of funds legally available for the payment of dividends. There are no limitations on the payment of dividends If we are liquidated, dissolved or wound up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding Preferred Shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to our Common Shares and none of our Common Shares carry any liability for further calls.

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Company Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that our affairs are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders.  That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

a)

direct or prohibit any act or cancel or vary any transaction or resolution;

b)

regulate the conduct of our affairs in the future;

c)

provide for the purchase of the Common Shares of any member of the company by another member of the company, or by us;

d)

in the case of a purchase by us, reduce our capital or otherwise;

e)

appoint a receiver or receiver manager;

f)

order that we be wound up;

g)

authorize or direct that proceedings be commenced in our name against any party on the terms the Court directs;

h)

require us to produce financial statements;

i)

order us to compensate an aggrieved person; and

j)

direct rectification of any of our records.

Where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of Common Shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

Preferred Stock

Our Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of our shareholders.

There were no Preferred Shares allotted or issued as at the date of this Annual Report.

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report:

1.

Debt Settlement Agreement dated July 26, 2001 between Exploration Core Drilling S.R.L. - FJT and us concerning the settlement of CDN $164,198 (US$106,900) debt by issuing 1,200,000 common shares of SAMEX Mining Corp.

2.

Amendment Letter dated August 10, 2001 concerning certain amendments to the Eskapa Property Option Agreement dated November 15, 2000 between us and International Chalice Resources Inc.

3.

Form of Subscription Agreement dated October 17, 2001 between us and one of our directors with respect to the subscription for 150,000 Units issued under the Private Placement of 1,260,000 Units at a price of $0.10 per Unit (Private Placement #23).

4.

Shares For Debt Settlement - Four Letter Agreements dated November 8, 2001 between us and four of our directors concerning the settlement of outstanding debt owed for unpaid salaries or unpaid legal fees.

5.

Form of Subscription Agreement dated February 11, 2002 between us and one of our directors with respect to the subscription for 40,000 Units issued under the Private Placement of 2,120,000 Units at a price of $0.15 per Unit (Private Placement #25).

6.

Amendment Letter dated February 28, 2002 concerning amendments to the option price and term of the Eskapa Property Option Agreement dated November 15, 2000 and as amended August 10, 2001 between us and International Chalice Resources Inc.

7.

Form of Stock Option Agreements dated March 19, 2002 between us and our directors, officers, employees and consultants.

8.

Letter Agreement dated May 3, 2002 between Christopher Dyakowski and us concerning an option for us to acquire the Pinguino property in Argentina.  SAMEX decided not to proceed with the option and subsequently terminated the agreement effective July 12, 2002.

9.

Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer.

10.

Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. (“Chalice”) respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property.

11.

Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees, finder’s fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile.

12.

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile (El Zorro district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003.

13.

Stock Option Plan approved by our shareholders on May 23, 2003.

Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E.  Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2003, the Threshold was determined to be $223,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)

engages in production of uranium and owns an interest in a producing uranium property in Canada;

b)

provides financial services;

c)

provides transportation services;

d)

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

Taxation.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended November 30, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

Dividends and paying agents.

Not Applicable.

Statement by experts.

Not Applicable.

Documents on display.

We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.

Room 1024

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of Leschert & Company Law Corporation, 500-999 West Hastings Street, Vancouver, British Columbia, Canada, during normal business hours.

Subsidiary Information.

As of April 30, 2003, we have the following subsidiaries:

a)

South American Mining & Exploration Corp. (British Columbia, Canada)

b)

SAMEX International Ltd. (Bahamas)

c)

Bolivex S.A. (Bolivia)

d)

SAMEX S.A. (Bolivia)

e)

Emibol S.A. (Bolivia)

f)

Minera Samex Chile S. A. (Chile)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in US dollars.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Modification of Instruments Defining Rights of Security Holders.  Not Applicable.

Modification or Issuance of Other Class of Securities.  Not Applicable

Withdrawal or Substitution of Security.   Not Applicable.

Change of Trustee or Paying Agent.   Not Applicable

Use of Proceeds.  Not Applicable

ITEM 15.

Within the 90 day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.  Therefore, no corrective actions were taken.

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Auditor’s Report dated February 6, 2003

Consolidated Balance Sheets at November 30, 2002 and November 30, 2001

Consolidated Statements of Operations and Deficit for the years ended November 30, 2002, November 30, 2001 and November 30, 2000

Consolidated Statements of Mineral Interests and Deferred Exploration Costs for the years ended November 30, 2002, November 30, 2001 and November 30, 2000

Consolidated Statements of Cash Flow for the years ended November 30, 2002, November 30, 2001 and November 30, 2000

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 12 to the attached financial statements.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002

(EXPRESSED IN CANADIAN DOLLARS)

STEELE & CO.*

CHARTERED ACCOUNTANTS

*Representing incorporated professionals

SUITE 808

TELEPHONE:

(604) 687-8808

808 WEST HASTINGS STREET

TELEFAX:

(604) 687-2702

VANCOUVER, B.C., CANADA

EMAIL:

email@steele-co.ca

V6C 1C8

AUDITORS' REPORT

To the Shareholders

 of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (a development stage company) as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years ended November 30, 2002, 2001 and 2000 and cumulative to November 30, 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with both Canadian and U.S. generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and cash flow for each of the years in the three-year period ended November 30, 2002 and cumulative to November 30, 2002 in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada”STEELE & CO.”

February 6, 2003

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Our report to the shareholders dated February 6, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada”STEELE & CO.”

February 6, 2003

CHARTERED ACCOUNTANTS

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (EXPRESSED IN CANADIAN DOLLARS)

	NOVEMBER 30,
	2002	2001

ASSETS

CURRENT
CASH (NOTE 3)	$200,181	$111,035

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	1,219,437	1,011,907
CAPITAL (NOTE 5)	53,238	60,310

	$1,472,856	$1,183,252

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$54,323	$48,820
ACCOUNTS PAYABLE - RELATED PARTIES (NOTE 8)	20,646	236,768
CURRENT PORTION OF NOTES PAYABLE (NOTE 6)	290,786	-

	365,755	285,588
NOTES PAYABLE (NOTE 6)	-	400,197

	365,755	685,785
COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
48,823,181 COMMON SHARES
(2001 - 41,000,881 COMMON SHARES)	15,392,464	14,055,144

SHARE SUBSCRIPTIONS	-	140,890

DEFICIT	(14,285,363)	(13,698,567)
	1,107,101	497,467
	$1,472,856	$1,183,252

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30,	YEARS ENDED NOVEMBER 30,
	2002	2002	2001	2000

OPERATIONS

ACCOUNTING AND AUDIT	$125,133	$15,559	$26,958	$10,629
AMORTIZATION	91,707	5,875	1,121	14,961
BANK CHARGES AND INTEREST	(35,559)	1,176	2,503	(731)
CAPITAL TAX	5,835	-	-	-
CONSULTING	114,957	10,668	8,730	9,548
FOREIGN EXCHANGE	(192,942)	1,552	10,706	(46,829)
INTEREST ON NOTES PAYABLE	119,030	18,833	33,074	31,123
LEGAL	451,337	28,573	23,337	4,345
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,756,367	150,999	236,829	498,060
OFFICE, SUPPLIES AND MISCELLANEOUS	697,151	47,375	65,077	58,588
PRINTING	126,671	5,739	3,383	10,035
REGULATORY FEES	132,443	11,289	19,055	16,819
SALARIES	2,016,775	239,467	240,818	255,053
SHARE TRANSFER AGENT	63,707	11,028	6,060	6,944
TRAVEL AND PROMOTION	475,918	22,479	8,722	22,409

NET LOSS FROM OPERATIONS	6,948,530	570,612	686,373	890,954

GAIN ON SALE OF MARKETABLE SECURITIES	(8,827)	-	(8,827)	-

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,345,660	16,184	339,018	5,439,359

NET LOSS FOR THE PERIOD (NOTE 11)	$14,285,363	586,796	1,016,564	6,330,313

DEFICIT BEGINNING OF THE PERIOD		13,698,567	12,682,003	6,351,690

DEFICIT END OF THE PERIOD		$14,285,363	$13,698,567	$12,682,003

NET LOSS PER COMMON SHARE		$.01	$.03	$.19

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

EXPENDITURES FOR THE PERIOD	$223,714	$(172)	$92,303

WRITTEN OFF DURING THE PERIOD
EL DESIERTO - BOLIVIA	(5,681)	(155,001)	(5,601)
WARA WARA - BOLIVIA	(5,761)	(170,630)	-
SANTA ISABEL - BOLIVIA	-	-	(2,113,801)
WALTER - BOLIVIA	(1,353)	(4,959)	(1,717,486)
YARETANI - BOLIVIA	(3,389)	(1,070)	(817,156)
ABANDONED PROPERTIES	-	(7,358)	(785,315)
BALANCE BEGINNING OF THE PERIOD	1,011,907	1,351,097	6,698,153

BALANCE END OF THE PERIOD	$1,219,437	$1,011,907	$1,351,097

SUMMARY OF DEFERRED COSTS

BOLIVIA

ESKAPA	$1,154,696	$905,040	$910,366
EL DESIERTO	1,000	1,000	150,962
WARA WARA	1,000	1,000	170,895
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES	59,741	101,867	115,874

	$1,219,437	$1,011,907	$1,351,097

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

ESKAPA - BOLIVIA

AMORTIZATION	$2,733	$-	$(1,518)
DRILLING AND SUB-CONTRACTS	35,088	360,464	60
FIELD SUPPLIES	13,974	8,685	8,023
FOOD AND LODGING	18,178	27,520	7,386
FUEL	315	9,792	1,119
GEOLOGY, MAPPING AND SURVEYS	109,847	153,052	52,815
LEGAL	823	1,329	1,512
MINERAL INTEREST	-	-	4,753
PROPERTY CLAIMS	4,608	3,134	4,746
REPAIRS AND MAINTENANCE	2,844	3,508	376
SITE ADMINISTRATION	416	3,240	-
TRAVEL	18,505	8,321	7,992
RECOVERY OF COSTS	(57,675)	(584,371)	(68,502)
RE-ACQUISITION OF INTEREST	100,000	-	-

	$249,656	(5,326)	18,762

EL DESIERTO - BOLIVIA

AMORTIZATION	$-	$(260)	$(2,235)
DRILLING AND SUB-CONTRACTS	-	12,726	101,409
FIELD SUPPLIES	-	-	1,937
FOOD AND LODGING	-	470	10,722
FUEL	-	503	17,714
GEOLOGY, MAPPING AND SURVEYS	-	-	38,464
LEGAL	-	248	2,498
PROPERTY CLAIMS	5,681	7,220	26,972
REPAIRS AND MAINTENANCE	-	1,292	7,972
TRAVEL	-	-	9,515
RECOVERY OF COSTS	-	(17,160)	(303,307)

	$5,681	$5,039	$(88,339)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

WARA WARA - BOLIVIA

AMORTIZATION	$-	$-	$(584)
DRILLING AND SUB-CONTRACTS	-	419	67,110
FIELD SUPPLIES	-	-	3,604
FOOD AND LODGING	-	123	3,309
FUEL	-	132	430
GEOLOGY, MAPPING AND SURVEYS	-	-	33,066
LEGAL	-	(3,661)	4,373
PROPERTY CLAIMS	5,761	3,718	2,870
REPAIRS AND MAINTENANCE	-	4	146
TRAVEL	-	-	1,368

	$5,761	$735	$115,692

SANTA ISABEL- BOLIVIA

AMORTIZATION	$-	$-	$2,730

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED NOVEMBER 30,
	2002	2001	2000

WALTER - BOLIVIA

AMORTIZATION	$-	$-	$15,887
DRILLING AND SUB-CONTRACTS	-	198	-
PROPERTY CLAIMS	1,353	4,761	6,012

	$1,353	$4,959	$21,899

YARENTI - BOLIVIA

AMORTIZATION	$-	$-	$(1,402)
DRILLING AND SUB-CONTRACTS	-	1,959	20,887
FOOD AND LODGING	-	296	1,699
FUEL	-	318	1,032
LEGAL	-	44	1,395
PROPERTY CLAIMS	3,389	(1,561)	8,320
REPAIRS AND MAINTENANCE	-	14	347

	$3,389	$1,070	$32,278

ABANDONED PROPERTIES

AGUA DE CASTILLA - BOLIVIA	$-	$1,923	$19,161
SORA SORA - BOLIVIA	-	5,435	2,462

	$-	$7,358	$21,623

UNALLOCATED

EXPLORATION ADVANCES	$(42,126)	$(14,007)	$(32,342)

EXPENDITURES FOR THE PERIOD	$223,714	$(172)	$92,303

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30,	YEARS ENDED NOVEMBER 30,
	2002	2002	2001	2000

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD	$(14,285,363)	$(586,796)	$(1,016,564)	$(6,330,313)
ADD NON-CASH ITEMS
COMMON SHARES - FOR SERVICES	29,300	-	-	-
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,345,660	16,184	339,018	5,439,359
AMORTIZATION	91,707	5,875	1,121	14,961

	(6,818,696)	(564,737)	(676,425)	(875,993)
CHANGE IN NON-CASH WORKING CAPITAL ITEMS
CURRENT ASSETS	-	-	3,000	(1,000)
CURRENT LIABILITIES	437,057	(210,619)	272,642	259,845

	(6,381,639)	(775,356)	(400,783)	(617,148)

FINANCING ACTIVITIES

NOTES PAYABLE	390,786	(9,411)	33,074	31,123
COMMON SHARES - FOR CASH	14,851,076	1,046,430	479,000	476,460
SHARE SUBSCRIPTIONS	-	-	(40,000)	40,000

	15,241,862	1,037,019	472,074	547,583

INVESTING ACTIVITIES

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(8,263,982)	(153,504)	22,332	(52,136)
CAPITAL ASSETS	(396,060)	(19,013)	-	(3,525)

	(8,660,042)	(172,517)	22,332	(55,661)

CHANGE IN CASH FOR THE PERIOD	200,181	89,146	93,623	(125,226)

CASH BEGINNING OF THE PERIOD	-	111,035	17,412	142,638

CASH END OF THE PERIOD	$200,181	$200,181	$111,035	$17,412

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

1.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year end of the operating subsidiaries is September 30.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Bolivex S.A.

Bolivia

98%

Emibol S.A.

Bolivia

98%

Minera Samex Chile S.A.

Chile

100%

2.

ACCOUNTING POLICIES

a.

Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2002, the Company had not commenced operations and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2002 and 2001, the Company reported net losses of $586,796 and $1,106,564 respectively.

b.

Estimates and Fair Values

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.  The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.  It is not possible to be certain that all aspects of environmental Issues affecting the Company, if any, have been fully determined or resolved.

c.

Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at cost or at an ascribed amount if the consideration is treasury shares.  The Company includes in mineral property costs the lease and option payments made on properties that are held under lease and option agreements.  All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

1.

ACCOUNTING POLICIES (CONTINUED)

c.

Mineral Property Interests and Values (Continued)

The amounts shown for mineral interests and deferred exploration costs represent accumulated or nominal costs and do not necessarily represent present or future values.  The properties and carrying values are subject to periodic review for permanent impairment.  These costs will be amortized to operations over the life of the mineral interests once commercial production levels have been achieved.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

d.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

e.

Capital Assets

Capital assets are recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates:

Office equipment

over 4 to 10 years

Exploration equipment

over 4 to 8 years

Vehicles

over 5 years

f.

Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant.  The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years.  Generally, the Company is entitled to reserve up to 10% of its issued capital for stock-based compensation plans.  No compensation expense is recognized for these options when issued.  Any consideration received on the exercise of options is recorded as share capital.

g.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

3.CASH

The Company maintains its cash balances in Canadian and U.S. currencies.  At the year end, the Canadian dollar equivalents were as follows:

	2002	2001

Canadian dollars	195,827	85,874
U.S. dollars
in Canada	345	19,846
in Bolivia	4,009	5,315

	200,181	111,035

4.MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase or option agreements or by staking.   Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property  from a third party for $50,000 ($25,000 paid during the year and a $25,000 promissory note payable on or before October 3, 2003),  200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of U.S. $2,000,000 to be paid from production.  The promissory note payable is included in accounts payable

Subsequent to the year end, the Company acquired a mineral interest located in Chile for U.S. $50,000.

5.CAPITAL ASSETS

		ACCUMULATED AMORTIZATION	NET BOOK VALUE
	COST		2002	2001

Office equipment	71,034	42,895	28,139	19,045
Exploration equipment	129,194	104,128	25,066	41,198
Vehicles	61,423	61,390	33	67

	261,651	208,413	53,238	60,310

6.NOTES PAYABLE

The notes payable are due July, 2003 and bear interest at 9% per annum (increasing to 10% per annum on amounts paid after maturity) compounded annually and payable at maturity.  The notes are convertible into note units at a current price of $.45 per note unit increasing by $.05 per year.  The note units consist of one common share and one share purchase warrant with a two-year term.  One share purchase warrant plus the note unit conversion amount entitle the holder to one common share.  The interest on notes converted to note units will be accrued at 7% per annum.  During the year, the holder converted $100,000 into 250,000 note units.

	2002	2001

Notes payable principal	200,000	300,000
Accrued interest	90,786	100,197

	290,786	400,197

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

7.SHARE CAPITAL

	NUMBER	CONSIDERATION
(a) Issued
Balance November 30, 2000	34,935,881	$13,411,946
Private Placements @ $0.10 per share	4,865,000	486,500
Issued for settlement of debt @ $0.14 per share	1,200,000	$164,198
Finders fees Cash	-	($7,500)
Balance November 30, 2001	41,000,881	$14,055,144
Private Placement @ $0.15 per share	2,120,000	$318,000
Warrants exercised
@ $0.10 per share	140,000	$14,000
@$0.12 per share	30,000	$3,600
@$0.15 per share	667,000	$100,500
@$0.20 per share	2,176,400	$435,280
@ $0.25 per share	750,000	$187,500
Issued for conversion of notes payable
@ $.40 per share	250,000	100,000
Issued for settlement of debt
@ $.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest
@ $.25 per share	200,000	50,000
Share issue costs
Cash	-	(12,000)
Common shares @ $.15 per share	80,000	-

Balance November 30, 2002	48,823,181	15,392,464

a.

Share Options

BALANCE 2001	ISSUED/ (EXPIRED)	BALANCE 2002	TERMS

2,460,000	-	2,460,000	$0.40 to April 19, 2005
-	1,480,000	1,480,000	$0.20 to March 19, 2007
-	275,000	275,000	$0.20 to September 12, 2007
-	50,000	50,000	$0.20 to November 12, 2007

2,460,000	1,805,000	4,265,000

Subsequent to the year end, options were exercised to acquire 10,000 shares for $2,000.

SAMEX MINING CORP.

 DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

1.

SHARE CAPITAL (CONTINUED)

c.

Share Purchase Warrants

BALANCE 2001	ISSUED/ (EXPIRED)	BALANCE 2002	TERMS

750,000	(750,000)	-	$.25 to April 20, 2002
2,176,400	(2,176,400)	-	$.20 to August 9, 2002
2,475,000	(667,000)	1,808,000	$.15 to January 30, 2003
-	250,000	250,000	$.40 to June 30, 2003
1,260,000	(140,000)	1,120,000	$.10 to November 1, 2003
1,130,000	(30,000)	1,100,000	$.12 to November 15, 2003
-	2,200,000	2,200,000	$.20 to March 5, 2003 ($.25 to March 5, 2004)

7,791,400	(1,313,400)	6,478,000

Subsequent to the year end, warrants were exercised to acquire 1,808,000 shares for $271,200; 20,000 shares for $2,000; 1,000,000 shares for $120,000; and 4,000 shares for $800.

8.RELATED PARTY TRANSACTIONS

Accounts payable to related parties consists of unpaid wages and expenses payable to a director and officer.  A Canadian director charged the Company $32,050 for legal services.  A Canadian director received a $30,000 cash bonus in addition to his regular salary during the year.

During the year, directors received 895,400 common shares in payment of unpaid wages of $69,540 and accounts payable of $20,000.

9.SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

9.SEGMENTED INFORMATION (CONTINUED)

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

	DOMESTIC	SOUTH AMERICA	TOTAL

2002
Operating expenses
Amortization	5,875	-	5,875
Foreign exchange	-	1,552	1,552
Interest on notes payable	18,833	-	18,833
Mineral interests administration, investigation and evaluation	-	150,999	150,999
Salaries	239,467	-	239,467
Administration and general	153,886	-	153,886

Net loss from operations	418,061	152,551	570,612
Mineral interests and deferred exploration costs written off	-	16,184	16,184

Net loss for the year	418,061	168,735	586,796

Expenditure for mineral property interests		223,714	223,714

Capital assets and mineral property interests	17,646	1,255,029	1,272,675

Total assets	213,818	1,259,038	1,472,856

2001
Operating expenses
Amortization	1,121	-	1,121
Foreign exchange	-	10,706	10,706
Interest on notes payable	33,074	-	33,074
Mineral interests, administration, investigation and evaluation	-	236,829	236,829
Salaries	240,818	-	240,818
Administration and general	163,825	-	163,825

Net loss from operations	438,838	247,535	686,373
Gain on sale of marketable securities	(8,827)	-	(8,827)
Mineral interests and deferred exploration costs written off	-	339,018	339,018

Net loss for the year	430,011	586,553	1,016,564

Recoveries from mineral property interests	-	(172)	(172)

Capital assets and mineral property interests	4,507	1,067,710	1,072,217

Total assets	110,227	1,073,025	1,183,252

10.COMMITMENTS AND CONTINGENCIES

Legal Actions

The Company has been named but not served as a defendant in two related legal proceedings filed in California.  Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

11.INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future year's taxable income in Canada and Bolivia.  As at November 30, 2002, Canadian operating losses of approximately $3,883,000 were available for carry forward.  The availability of these losses expire as follows:  2003 - $754,000; 2004 - $678,000; 2005 -$511,000; 2006 - $537,000; 2007 - $430,000; 2008 - $490,000; and 2009 - $483,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,340,000.  No benefit in respect of these losses in any jurisdiction has been recognized in the accounts.

12.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. basis").  Had the Company followed the U.S. basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

An assessment of the recoverability of mineral interests and deferred exploration costs is not practical until the existence of commercial reserves is established.  Therefore, the capitalization of those costs does not begin until that time.

Consolidated Statement of Operations	2002	2001	2000

Net loss as shown on the financial statements - Canadian basis	586,796	1,016,564	6,330,313
Deferral of translation gain on inter- company transactions of a long-term investment nature	(1,268)	(11,101)	23,784
Write-down of mineral interests and deferred exploration costs without established commercial reserves	207,530	(339,190)	(5,347,056)

Net loss - U.S. basis	793,058	666,273	1,007,041

Basic loss per share - U.S. basis	.02	.02	.03

Weighted average number of common shares outstanding	46,416,823	37,503,798	33,077,448

Consolidated Statement of Cash Flow

Operating Activities	(927,592)	(367,350)	(693,069)
Financing Activities	1,035,751	460,973	571,367
Investing Activities	(19,013)	-	(3,525

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2002

12.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

 ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Balance Sheets	2002		2001
	Cdn. Basis	U.S. Basis	Cdn. Basis	U.S. Basis
Assets
Current	200,181	200,181	111,035	111,035
Mineral interests	1,219,437	-	1,011,907	-
Capital	53,238	53,238	60,310	60,310

	1,472,856	253,419	1,183,252	171,345
LiabLiabilities
Current	365,755	365,735	285,588	285,588
Long-term	-	-	400,197	400,197

	365,755	365,755	685,785	685,785
SharShareholders' equity	1,107,101	(112,336)	497,467	(514,440)

	1,472,856	253,419	1,183,252	171,345

Consolidated Statement of Shareholders' Equity

	COMMON SHARES				TOTAL
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	DEFICIT	SHAREHOLDERS' EQUITY

Balance at November 30, 1999	31,724,481	$ 12,878,486	$ 189,200	$ (13,239,043)	$ (171,357)
Net loss	-	-	-	(1,007,041)	(1,007,041)
Share subscriptions	-	40,000	-	-	40,000
Change in the year	3,211,400	533,460	23,784	-	557,244

Balance at November 30, 2000	34,935,881	13,451,946	212,984	(14,246,084)	(581,154)
Net loss	-	-	-	(666,273)	(666,273)
Share subscriptions	-	100,890	-	-	100,890
Change in the year	6,065,000	643,198	(11,101)	-	632,097

Balance at November 30, 2001	41,000,881	14,196,034	201,883	(14,912,357)	(514,440)
Net loss	-	-	-	(793,058)	(793,058)
Share subscriptions	-	(140,890)	-	-	(140,890)
Change in the year	7,822,300	1,337,320	(1,268)	-	1,336,052

Balance at November 30, 2002	48,823,181	$ 15,392,464	$ 200,615	$ (15,705,415)	$ (112,336)

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.

Altered Memorandum of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our “1995 Annual Report”);

1.2.

Change of Name Certificate for SAMEX (previously filed with the 1995 Annual Report);

1.3.

Altered Articles of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our “1998 Annual Report”);

1.4.

Altered Memorandum of SAMEX respecting the increase of authorized share capital (previously filed with our 1998 Annual Report);

4.5.

Debt Settlement Agreement dated July 26, 2001 between Exploration Core Drilling S.R.L. - FJT and us concerning the settlement of CDN $164,198 (US$106,900) debt by issuing 1,200,000 common shares of SAMEX Mining Corp. (previously filed as an exhibit to our Form 20F Annual Report for the period ended November 30, 2001 (“our 2001 Annual Report”));

4.6.

Amendment Letter dated August 10, 2001 concerning certain amendments to the Eskapa Property Option Agreement dated November 15, 2000 between us and International Chalice Resources Inc. (previously filed with our 2001 Annual Report);

4.7.

Form of Subscription Agreement dated October 17, 2001 between us and one of our directors with respect to the subscription for 150,000 Units issued under the Private Placement of 1,260,000 Units at a price of $0.10 per Unit (Private Placement #23) (previously filed with our 2001 Annual Report);

4.8.

Form of Warrant Certificates issued by us pursuant to the Private Placement of 1,260,000 Units (Private Placement #23), exercisable until November 1, 2003 (previously filed with our 2001 Annual Report);

4.9.

Shares For Debt Settlement - Four Letter Agreements dated November 8, 2001 between us and four of our directors concerning the settlement of outstanding debt owed for unpaid salaries or unpaid legal fees (previously filed with our 2001 Annual Report);

4.10.

Form of Subscription Agreement dated February 11, 2002 between us and one of our directors with respect to the subscription for 40,000 Units issued under the Private Placement of 2,120,000 Units at a price of $0.15 per Unit (Private Placement #25) (previously filed with our 2001 Annual Report);

4.11.

Form of Warrant Certificates issued by us pursuant to the Private Placement of 2,120,000 Units (Private Placement #25), exercisable until March 5, 2004 (previously filed with our 2001 Annual Report);

4.12.

Amendment Letter dated February 28, 2002 concerning amendments to the option price and term of the Eskapa Property Option Agreement dated November 15, 2000 and as amended August 10, 2001  between us and International Chalice Resources Inc. (previously filed with our 2001 Annual Report);

4.13.

Form of Stock Option Agreements dated March 19, 2002 between us and our directors, officers, employees and consultants (previously filed with our 2001 Annual Report);

4.14

Letter Agreement dated May 3, 2002 between Christopher Dyakowski and us concerning an option for us to acquire the Pinguino property in Argentina (previously filed with our 2001 Annual Report) SAMEX decided not to proceed with the option and subsequently terminated the agreement effective July 12, 2002;

4.15

Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer;

4.16

Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. (“Chalice”) respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property;

4.17

Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees, finder’s fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile;

4.18

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile (El Zorro district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003.

4.19

Stock Option Plan approved by our shareholders on May 23, 2003

8.1

Our subsidiaries.  See also Item 4. A.  History and Development Of The Company;

10.1

Sarbanes Oxley 906 Certification of Chief Executive Officer

10.2

Sarbanes Oxley 906 Certification of Chief Financial Officer

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMEX Mining Corp.

Date:  May 29, 2003

“Jeffrey P. Dahl”

Jeffrey P. Dahl

Chief Executive Officer

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

Certifications

I, Larry D. McLean, certify that:

1.

I have reviewed this annual report on Form 20-F of Samex Mining Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:   May 29, 2003

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

I, Jeffrey P. Dahl, certify that:

1.

I have reviewed this annual report on Form 20-F of Samex Mining Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:   May 29, 2003

“Jeffrey P. Dahl”

Jeffrey P. Dahl

Chief Executive Officer

SAMEX MINING CORP.

FORM 20-F

EXHIBIT INDEX

Exhibit	NOTE: Exhibits numbered 4.1 through 4.14 were filed with previous Annual Reports	(Exhibit Appears on the Following Sequentially Numbered Pages Following this Index)
4.15	Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer;	(Pages )
4.16

Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. (“Chalice”) respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property;

(Pages )
4.17

Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees, finder’s fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile

(Pages )
4.18

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile (El Zorro district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003.

(Pages )
4.19	Stock Option Plan approved by our shareholders on May 22, 2003	(Pages )
8.1	Our Subsidiaries	(Page )
10.1	Sarbanes Oxley 906 Certification of Chief Executive Officer
10.2	Sarbanes Oxley 906 Certification of Chief Financial Officer

Exhibit 4.15

STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into effective as of September 12, 2002, (the “Date of Grant”).

BETWEEN:

SAMEX MINING CORP.

#301 – 32920 Ventura Avenue

Abbotsford, BC

V2S 6J3

 (hereinafter called the “Company”)

OF THE FIRST PART

AND:

JEFFREY DAHL

32233 Hillcrest Avenue

Clearbrook, BC

V2T 1S7

 (hereinafter called the “Optionee”)

OF THE SECOND PART

WHEREAS:

A.

The Optionee is an individual who is a bona-fide Employee, Director, Management Company Employee or Consultant of the Company or a Subsidiary, or is a corporation, all of the shares of which are held by an individual (the “Individual Optionee”) who is a bona-fide Employee, Director, Management Company Employee or Consultant of the Company or a Subsidiary, and the Company is desirous of granting an option to the Optionee to purchase shares in the capital of the Company as an incentive for the continued performance of the Individual Optionee in such capacity;

B.

The Board of Directors of the Company has been authorized to grant to the Optionee an option to purchase certain Common Shares on and subject to the terms and conditions set forth herein;

NOW THEREFORE in consideration of the premises and of the covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.

DEFINITIONS

1.1

Where used herein,

(a)

“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX Corporate Finance Manual;

(b)

“Change of Control” means any transaction including, without limitation, the purchase of existing common shares or issuance from treasury of new shares or any convertible securities, options, warrants or share purchase rights exercisable at the option of the holder within 30 days (“conversion rights”) which result or will, upon exercise of conversion rights, result in New Beneficial Shareholders, acting jointly or in concert with respect to the voting of their securities by virtue of an agreement, arrangement or understanding, which together with any other securities of the Company then held by them, hold or, upon the exercise any conversion rights, will hold, voting rights attaching to securities of the Company which account for more than 25% of the voting rights attaching to the outstanding of securities of the Company.  For the purpose of this definition, “New Beneficial Shareholders” means any person who, directly or indirectly, beneficially holds or, upon the exercise of conversion rights, will beneficially hold, voting securities of the Company, other than a person who is an Insider on the Date of Grant or any of their respective associates or affiliates (as those terms are used in the Securities Act (British Columbia);

(c)

“Common Shares” means the common shares in the capital of the Company, as constituted on the Date of Grant;

(d)

“Date of Grant” means the effective date of this Agreement, being September 12, 2002;

(e)

“Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Company, with holders of non-voting and subordinate voting shares of the Company being given full voting rights, other than votes cast by the Optionee, if an Insider, and any other Insiders to whom options may be issued or existing options amended or any Associates of Optionee or such Insiders;

(f)

“Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Company or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a corporation, all of the shares of which are held by one or more such individuals, at the Date of Grant;

(g)

“Exercise Price” has the meanings set out in section 2.1;

(h)

“Expiry Date” means last day on which this Option may be exercised, being September 12, 2007;

(i)

“Individual Optionee” has the meanings set out in Recital “A”;

(j)

“Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX Corporate Finance Manual;

(k)

“Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX Corporate Finance Manual;

(l)

“Option” means the right of the Optionee to purchase the Optioned Shares under this Agreement;

(m)

“Optioned Shares” has the meaning set forth in section 2.1;

(n)

“Policy” means policy 4.4 in the TSX Corporate Finance Manual, being the TSX policy on incentive stock options;

(o)

“Subsidiary” means a corporation the majority of whose voting shares are held by the Company;

(p)

“Take-over Bid” means a bona fide third party offer to acquire issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange Common Shares for the shares of another company pursuant to an amalgamation, merger, plan of arrangement or similar transaction which, if accepted and made effective would result in a Change of Control;

(q)

“TSX” means the TSX Venture Exchange;

(r)

“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income;

(s)

“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States,

1.1

Where used herein, the terms “Employee”, “Director”, “Management Company Employee” and “Consultant” have the same meanings as are set forth in the Policy;

2.

GRANT

2.1

The Company hereby grants to the Optionee the option to purchase 100,000 Common Shares (the “Optioned Shares”), on and subject to the terms and conditions set forth herein, for a period of  five (5) years from the Date of Grant, on or before 12:00 p.m (Vancouver time) on the Expiry Date.

3.

EXERCISE PRICE

3.1

The exercise price for the Optioned Shares shall be $0.20 (Cdn.) per share (the “Exercise Price”).

4.

EXERCISE

4.1

The Option is exercisable prior to the Expiry Date, and subject to the terms and conditions set out herein including, without limitation, Section 8, in accordance with the vesting schedule set out in Schedule “A” hereto (where applicable).

4.2

Except as provided in Paragraph 7 hereof, the Option may only be exercised, to the extent entitled, while the Individual Optionee is an Eligible Person and has continuously been so since the Date of Grant.

4.3

The Optionee may exercise the Option by giving written notice to the Company and delivering to the Company a certified cheque in an amount equal to the number of Optioned Shares in respect of which the Option is being exercised multiplied by the exercise price specified in Paragraph 2 hereof.

4.4

Notwithstanding any other provision herein, if the Optionee is a Consultant or is engaged in Investor Relations Activities, the total number of Optioned Shares shall not exceed 2% of the Company’s outstanding common shares at the Date of Grant and, if the Optionee is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Optioned Shares shall vest in any three month period.

0.1

This Option may not be exercised within the United States except in accordance with such restrictions and requirements as the Company, on advice of its legal counsel, may specify from time to time.

5.

RENEGOTIATION

5.1

The Option, to the extent that is has not been exercised, may be renegotiated as to the Exercise Price only where at least six months has elapsed since its granting or since the date that the Exercise Price was last amended, and may be fully renegotiated providing that at least one year has elapsed since the Date of Grant.

0.1

Any amendment to the terms of this option (other than a reduction in the number of Option Shares or an increase in the Exercise Price) must be accepted for filing by the TSX Venture Exchange prior to the amendment becoming effective.

6.

OPTION NOT TRANSFERABLE

0.1

The Option is not transferable or assignable except by will or by the laws of descent and distribution.

7.

TERMINATION OF OPTIONS

7.1

The Option shall terminate, to the extent not previously exercised, upon the first to occur of the following events:

(a)

On 12:00, midnight (Vancouver time) on the Expiry Date;

(b)

Ninety days after the Individual Optionee ceases to be an Eligible Person for any reason (other than death);

(a)

One year after the Individual Optionee’s death; in such event, the Option may be exercised within such year by the person to whom the Individual Optionee’s rights under the Option shall pass by the Individual Optionee’s will or by the laws of descent and distribution to the extent that the Optionee was entitled to exercise the option at the Individual Optionee’s death.

8.

CHANGE OF CONTROL AND TAKE-OVER BIDS

8.1

Notwithstanding any other provision herein, if a Change of Control occurs, then, subject to any required regulatory approvals, this Option shall be deemed to have vested immediately prior to such Change of Control becoming effective.  For the purposes of this section 8.1, a Change of Control shall be deemed to become effective on the earlier of the date such event is publicly announced by the person or persons effecting same in accordance with Section 111 of the Securities Act, or the date the Company advises the Optionee in writing that a Change of Control has taken place or is intended to take place, provided that the Company shall not be under any obligation to publicly announce or to disclose to the Optionee any pending or prospective Change of Control which has not otherwise been publicly announced.

8.2

If a Take-over Bid is made, then, subject to any required regulatory approvals, the following shall apply:

(a)

The Board of Directors of the Company may, in its sole and arbitrary discretion, give its express consent to the exercise of all or any portion of the Option, provided such consent is also extended on a pro-rata basis to all other like incentive stock options which are outstanding at the time that such Take-over Bid was made (together with the Option, the “Incentive Options”) regardless of whether such Incentive Options have vested in accordance with their terms.

(b)

If the Board of Directors of the Company has so expressly consented to the exercise of any Incentive Options outstanding at the time that such Take-over Bid was made, the Company shall, immediately after such consent has been given, give a notice in writing (the “Take-over Bid Notice”) to the Optionee and all other persons then holding unexpired Incentive Options (whether vested or not) (the “Option Holders”) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Option Holders may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date set out in the Take-over Bid Notice, exercise all or any unexpired portion of the Incentive Options then held by the Option Holders, on and subject to such further terms and conditions as may then be specified by the Board of Directors, in their discretion.

9.

REPRESENTATIONS OF OPTIONEE

9.1

The Optionee hereby covenants, represents and warrants that the Optionee:

(a)

is an individual which is an Eligible Person with respect to the Company or a Subsidiary at the date hereof;

(b)

if the Optionee is a corporation, the Optionee has prepared, executed and delivered herewith a TSX Form 4J Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Company with the TSX in conjunction with its seeking TSX approval to the Option; and

(a)

if the Optionee is a US person, the Optionee has prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Company, which is true and correct in every material respect.

10.

ADJUSTMENTS IN SHARES

a.1

The Option confers upon the Optionee the option to purchase Common Shares as they are constituted at the date hereof.  If prior to the exercise of the Option at any time or from time to time, there shall be any reorganization of the capital stock of the Company, by way of consolidation, subdivision, merger, amalgamation or otherwise, or the payment of any stock dividends, then there shall automatically be an adjustment in either or both of the number of Common Shares of the Company which may be purchased pursuant hereto or the price at which such shares may be purchased, by corresponding amounts, so that the Optionee’s rights hereunder shall thereafter be as reasonably as possible equivalent to the rights originally granted to the Optionee by the Option.  The Company shall have the sole and exclusive power to make the adjustments as it considers necessary and desirable.

11.

PROFESSIONAL ADVICE

a.1

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Optionee.  Accordingly, the Optionee acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Agreement and his dealings with respect to the Option or the Company’s Common Shares.

12.

REGULATORY APPROVALS

a.1

The Option shall be subject to any necessary approval of and acceptance by the TSX Venture Exchange and any other regulatory authority having jurisdiction over the securities of the Company.

13.

SHAREHOLDER APPROVALS

13.1

If the Optionee is an Insider as of the Date of Grant, or if the Optionee hereafter becomes an Insider and this Option is amended while the Optionee is an Insider, then the Option or any such amendment made to this Agreement (the “Amendment”), as the case may be, shall be subject to receipt of Disinterested Shareholder Approval by the shareholders of the Company prior to exercise of the Option and prior to any Amendment becoming effective, if:

(a)

The Option or Amendment, together with all of the Company’s previously established or proposed stock option grants, could result at any time in:

(i)

the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding common shares of the Company;

(ii)

the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the outstanding common shares of the Company; or

(iii)

except where the Company is classified by the TSX as a “Tier 1 Issuer”, the issuance to any one Insider and such Insider’s Associates, within a one year period, of a number of shares exceeding 5% of the outstanding common shares of the Company; or

(a)

the terms of the proposed Amendment includes a decrease in the Exercise Price.

14.

HOLD PERIOD

a.1

Any Optioned Shares issuable upon exercise of the Option shall be subject to resale restrictions provided for under the Securities Rules (British Columbia) and such additional resale restrictions as may be provided for by the policies of the TSX, including, in general a four month hold period commencing upon the Date of Grant, and any certificates representing the Optioned Shares may be affixed with a legend to that effect.

15.

NUMBER AND GENDER

a.1

Any reference herein to the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate.

16.

NOTICES

16.1

Any notice to be given hereunder shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail, telexed, telecopied, telegraphed or delivered to the parties at the addresses specified above or at such other address as each party may from time to time direct in writing.  Any such notice shall be deemed to have been received if mailed, telexed, telecopied, or telegraphed, forty-eight hours after the time of mailing, telexing, telecopying or telegraphing and if delivered, upon delivery.  If normal mail service is interrupted by a labour dispute, slowdown, strike, force majeure, or other cause, a notice sent by mail shall not be deemed to be received until actually received, and the party giving such notice shall use such other service as may be available to ensure prompt delivery or shall deliver such notice.

17.

GOVERNING LAW

a.1

This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia, Canada.  Venue for any action commenced in connection herewith shall be Vancouver, British Columbia.

18.

ENTIRE AGREEMENT

a.1

This Agreement supersedes all prior and contemporaneous oral and written statements and representations and contains the entire agreement between the parties with respect to the Option.

IN WITNESS WHEREOF the parties have executed these presents as of the day and the year first above written.

THE CORPORATE SEAL of SAMEX

)

MINING CORP.  was hereunto affixed

)

 in the presence of:

)

“Jeffrey P. Dahl”

)

c/s

________________________________

)

JEFFREY P. DAHL

)

“Larry D. McLean”

)

________________________________

)

LARRY D. MCLEAN

)

)

)

)

SIGNED, SEALED and DELIVERED by

)

the OPTIONEE in the presence of:

)

“Brenda McLean”

)

________________________________

)

“Jeffrey P. Dahl”

Name of Witness

)

___________________________

________________________________

)

JEFFREY DAHL

Address

)

________________________________

)

City

)

________________________________

)

Occupation of Witness

SCHEDULE “A”

To Option Agreement dated for Reference September 12, 2002, (the “Date of Grant”). between SAMEX MINING CORP.  and JEFFREY DAHL

VESTING SCHEDULE

NOT APPLICABLE

Exhibit 4.16

ESKAPA BUY-BACK AND ROYALTY AGREEMENT

THIS AGREEMENT is dated for reference the 3rd day of October , 2002

BETWEEN:

SAMEX MINING CORP., a company duly incorporated under the laws of British Columbia and having an office at

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3

(herein after called “Samex”)

OF THE FIRST PART

AND:

INTERNATIONAL CHALICE RESOURCES INC., a company duly incorporated under the laws of British Columbia and having an office at

16493 - 26 Avenue

Surrey, BC  V4P 2L1

(herein after called “Chalice”)

OF THE SECOND PART

WHEREAS

A.

Samex and Chalice entered into an option agreement dated November 15, 2000, as amended by letter agreements dated successively August 10, 2001, December 14, 2001, January 31, 2002 and February 28, 2002 (the “Option Agreement”) whereby Samex granted Chalice an option to earn up to a 40% joint venture interest with respect to operations on the mineral property known as the Eskapa Property (the “Property”) on the terms and conditions set forth therein;

B.

Samex and Chalice entered into a letter of understanding dated October 3, 2002 (the “Letter of Understanding”) whereby Samex agreed to buy back all of Chalice’ beneficial right, title and interest in the Property and under the Option Agreement for certain cash and share payments and the grant of a royalty to be paid out of production from the Property;

C.

The parties wish to provide for an agreement to take the place of and supercede all other agreements between them, including the Option Agreement and the Letter of Understanding, respecting the Property, to give effect to the foregoing;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises set out herein and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:

1.

DEFINITIONS

A.1.

For the purposes of this Agreement the following words and phrases shall have the following meanings, namely:

a)

"Commencement of Commercial Production" means:

(i)

if a Mill is located on or in the proximity of the Property, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed Ore from the Property at 60% of its rated concentrating capacity; or

(ii)

if no Mill is located on or in the proximity of the Property, the last day of the first period of 30 consecutive days during which Ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues;

(iii)

but no period of time during which Ore or concentrate is shipped from the Property for testing purposes, and no period of time during which milling operations are undertaken as initial tune-up, shall be taken into account in determining the date of Commencement of Commercial Production;

b)

"Commercial Production" means, when used in relation to production during any particular year, production of Product and shipment of the same from the Property at any time after the date of Commencement of Commercial Production on a reasonably regular and sustained commercial basis for the purpose of earning revenue, provided that pilot plant operations and the mining or milling of Ore in connection with such pilot plant operations shall not be considered Commercial Production;

c)

“Effective Date” has the meaning set out in section 2.1 hereof;

d)

"Electronic Communication" means communication by telex, telecopier or other means of electronic communication producing a printed copy;

e)

"Mill" means the crusher, concentrator and other processing facilities to be constructed on or in the proximity to the Property,  used for the processing of Ore produced from the Property, whether or not in conjunction with or after material produced from any other mineral property;

f)

"Ore" means any material containing a mineral or minerals of commercial economic value mined  from the Property;

g)

"Product" means Ore mined from the Property and any concentrates or other materials or products derived therefrom, provided, however, that if any such Ore, concentrates or other materials or products are further treated or processed as part of the mining operation in respect of the Property, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated or processed;

h)

"Property" means the Concessions or such interest therein or thereto as is specified in Schedule “A” and other mining interests derived from such Concessions and the Property Rights.  Any reference herein to the Concessions includes any mineral claims, leases or other interests into which such Concessions may have been converted;

i)

"Property Rights" means all licenses, permits, easements, rights-of-way, certificates and other approvals obtained by Samex either before or after the date of this Agreement and necessary for the development of the Property, or for the purpose of placing the Property into production or continuing production therefrom;

j)

"Regulatory Authorities" means all regulatory authorities as may have jurisdiction over Samex including, as the case may be, the British Columbia Securities Commission and the TSX Venture Exchange; and

k)

"Royalty" means the amount of royalty from time to time payable to Chalice hereunder as described in section 3 hereof.

2.

BUY-BACK AND TERMINATION OF OPTION AGREEMENT

2.1.

The completion of the transactions contemplated herein shall take place on and be effective as of the 5th business day after receipt of acceptance for filing of this agreement by the TSX Venture Exchange (the “Effective Date”)

2.2.

In consideration for the payment of the share and cash consideration set out in section 2.3, as of the Effective Date, all right title and interest of Chalice in the Property or pursuant to the Option Agreement, subject only to the Royalty provided for herein, shall forthwith and forever terminate, cease and be absolutely extinguished.

2.3.

As consideration for the foregoing, Samex shall, on the Effective Date, grant Chalice the Royalty herein provided and shall deliver the following to Chalice:

a)

The sum of $25,000 payable by cheque in favour of Chalice;

b)

The sum of $25,000 payable on or before October 3, 2003, (which obligation shall be satisfied by delivery on the Effective Date of a promissory note in the amount of $25,000 payable (without interest) to Chalice on demand made on or after October 3, 2003, and payable by Samex prior to that date without notice or bonus); and

c)

Share certificates representing 200,000 common shares of Samex, issued, as fully paid and non-assessable, in the name of Chalice or its specified nominee.

2.4.

On and after the Effective Date, the rights of the parties shall be governed exclusively by this Agreement, and the Option Agreement and any rights of the parties thereunder shall terminate and cease.

2.5.

On the Effective Date the parties shall execute and deliver a mutual release of all claims (except as may thereafter arise pursuant to this Agreement) substantially in such form as may be mutually agreed to by the parties.

3.

ROYALTY

3.1.

Upon the completion of nine months of continuous Commercial Production following the Commencement of Commercial Production plus one day (the “Commencement Date”), Samex shall pay a royalty to Chalice equal in the aggregate to US$2,000,000, payable in quarterly installments (the “Royalty”), as follows:

a)

On the Commencement Date, US$250,000;

b)

On the 3rd month after the Commencement Date, US$250,000;

c)

On the 6th month after the Commencement Date, US$250,000;

d)

On the 9th month after the Commencement Date, US$250,000;

e)

On the 12th month after the Commencement Date, US$250,000;

f)

On the 18th month after the Commencement Date, US$250,000;

g)

On the 21st month after the Commencement Date, US$250,000; and

h)

On the 24th month after the Commencement Date, US$250,000.

3.2.

Upon completion of the Royalty payments set out in section 3.1, this agreement and the rights and the obligations of the parties hereunder shall cease and terminate forthwith.

3.3.

Samex shall give prompt written notice to Chalice of the date of Commencement of Commercial Production and the first date thereafter it has completed nine consecutive months of Commercial Production.

3.4.

Notwithstanding any other provision herein, Samex may remove reasonable quantities of Ore and rock from the Property for the purpose of bulk sampling and of testing and may operate any Mill for up to 40 days during startup and commissioning or initial testing of the Mill without such activities being considered Commercial Production or the Commencement of Commercial Production for the purposes of this Agreement, and, for greater certainty, the nine month continuous Commercial Production period contemplated in section 3.1 shall not commence until after the completion of such activities.

4.

FORCE MAJEURE

4.1.

If a party is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, fires, earthquakes, extreme weather conditions, wars, insurrections, terrorist actions, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of such party, the time limited for the performance by such party of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

4.2.

A party shall give prompt written notice to the other party of each event of force majeure under subsection 4.1 and upon cessation of such event shall furnish the other party with prompt written notice to that effect together with particulars of the number of days by which the obligations of the other party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

5.

ARBITRATION

5.1.

The parties agree that all questions or matters in dispute with respect to any matter under this Agreement, including without limitation the Commencement of Commercial Production or in respect to any other dispute which the parties agree shall be settled by arbitration, shall be submitted to arbitration pursuant to the terms hereof.

5.2.

Any party intending to refer to any matter to arbitration shall give not less than 60 days' prior written notice of its intention to do so to the other parties together with particulars of the matter in dispute.  On the expiration of such 60 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in subsection 5.3.

5.3.

The parties shall appoint a suitably qualified person acceptable to all parties acting reasonably as arbitrator or, should the parties be unable to agree on such appointment, the arbitrator shall be appointed under the provisions of the International Commercial Arbitration Act of British Columbia (the “Act”).  Except as specifically otherwise provided in this Section, the arbitration herein provided for shall be conducted in accordance with such Act.  The arbitrator shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this Section.  After hearing any evidence and representations that the parties may submit, the arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties.  The expense of the arbitration shall be paid as specified in the award.

5.4.

The parties agree that the award of the arbitrator shall be final and binding upon each of them.

6.

NOTICES

6.1.

Each notice, demand or other communication required or permitted to be given under the Agreement shall be in writing and shall be sent by prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party personally or by Electronic Communication, at the address or telecopier number for such party specified below:

a)

If to Chalice:

International Chalice Resources Inc.

16493-26th Avenue

Surrey, BC V4P 2L1

Attention:   Rupert Bullock

Telefax No.: (604) 536-5358

b)

If to Samex:

301-32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Attention: Larry McLean

Telefax No.: (604) 870-9930

with a copy to:

Leschert & Company Law Corporation

Barristers and Solicitors

500 - 999 West Hastings Street

Vancouver

British Columbia V6C 2W2

Attention: Allen D. Leschert

TELECOPIER NO.: (604) 687-0043

6.2.

The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered personally or by Electronic Communication, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the 7th day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

6.3.

Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

7.

GENERAL

7.1.

This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter dealt with herein and supercedes and replaces any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement, including without limitation, the Option Agreement and the Letter of Understanding which are expressly cancelled and terminated effective as of the Effective Date.

7.2.

No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach or default.

7.3.

The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Property.

7.4.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

7.5.

Time is of the essence of this Agreement and no extension or variation of this agreement shall operate as a waiver of this provision.

7.6.

Any modifications of this Agreement shall not be effective unless made in writing and signed by authorized representatives of both parties hereto.

8.

REGULATORY APPROVAL

8.1.

This Agreement is subject to the approval of all the Regulatory Authorities including, without limitation, acceptance for filing of this Agreement by the TSX Venture Exchange.

9.

PROPER LAW, ATTORNMENT AND VENUE

9.1.

This agreement and the rights and obligations and relations of the parties shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (but without giving effect to any conflict of law rules).  Except as provided in section 5, the parties agree that the courts of the Province of British Columbia shall have the jurisdiction to entertain any action or other legal proceedings based on any provisions of this agreement.  Each party attorns to the jurisdiction of the courts of the Province of British Columbia and agrees that the proper venue for any such action shall be Vancouver, British Columbia.

10.

ENTIRE AGREEMENT

10.1.

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, superseding any and all previous proposals, representations or statements, oral or written.  Any previous agreements between the parties pertaining to the subject matter of this Agreement are hereby expressly canceled and terminated.  Any modifications of this Agreement must be in writing and signed by authorized representatives of both parties hereto.

11.

EFFECTIVE DATE

11.1.

This Agreement shall relate back to and take effect as of the day and year first written above, notwithstanding the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

The corporate seal of SAMEX Mining Corp.	)
was hereunto affixed in the presence of:	))
“Jeffrey P. Dahl” Authorized Signatory	)))	c/s
“Larry D. McLean” Authorized Signatory	))

The corporate seal of International Chalice Resources Inc.	)
was hereunto affixed in the presence of:	))
“Rupert L. Bullock” Authorized Signatory	)))	c/s
“Beverly Bullock” Authorized Signatory	))

SCHEDULE "A"

to the Buy-Back and Royalty Agreement between Samex Mining Corp. and International Chalice Resources Inc.

Property Description:

The Property consists of the following mining concessions located in Bolivia which are together known as the “Eskapa Property”.

CONCESSION NAMES	HECTARES
Eskapa	2885
Nueva Estrella	115
Mi Morena	100 hectares - superimposed over Eskapa and Nueva Estrella
Total Mining Concessions	3000 hectares

Aguas Eskapa - water rights concession only (superimposed mainly over Eskapa)	286

Applicable Royalties:

Front Range Exploration Corp.

0.2 % Net Smelter Return royalty

Robert Kell

0.2 % Net Smelter Return royalty

Minera El Roble S.A.

0.2 % Net Smelter Return royalty

Exhibit 4.17

CONSULTING AGREEMENT

THIS AGREEMENT dated for reference the 25th day of September, 2002.

BETWEEN:

GEOSUPPLY SERVICIOS DE GEOLOGIA & MINERIA & SONDAJES DE DIAMANTINA, of Larrain Alcalde 3617, La Serena, IV Region, Chile (Telephone: 011-51-297540 Fax: 011-51-297540)

(hereinafter called the "Consultant")

OF THE FIRST PART

AND:

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford B.C. V2S 6J3 (Telephone: 604-870-9920 Fax: 604-870-9930)

(hereinafter called the “Company”)

OF THE SECOND PART

WHEREAS:

A.

The Company wishes to acquire and the Consultant wishes to supply the services described herein upon the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises and covenants contained in this Agreement, the parties hereto covenant and agree as follows:

Definitions

0.1

Any capitalized terms used herein and not otherwise expressly defined shall have the meanings set out in Schedule “B” hereto.

Provision of Services

Subject to the terms of this Agreement, the Consultant shall provide to the Company the services listed in Schedule "A" hereto and all such other services as are necessarily incidental thereto that may be required by the Company (the "Services") with respect to such particular work assignments requiring such Services (a “Work Assignment”) as the Company may from time to time specify.

The Consultant shall use its best efforts to further the interests of the Company in providing the Services.

The Company shall be entitled to order changes and/or deletions from the Services as set out in Schedule "A" and by giving written notice to the Consultant without invalidating this Agreement.  The Consultant shall be deemed to have agreed to such changes and/or deletions and the Services to be provided hereunder shall be modified accordingly unless the Consultant objects in writing within five days of receipt of such notice.

Each Work Assignment and the particulars of any Services required hereunder shall be authorized in writing on behalf of the Company by Jeffrey Dahl, Robert Kell, or such other person or persons as the Company may from time to time designate in writing (a “Company Representative”).

The Consultant shall engage or employ LEOPOLDO MARTINEZ AND MANUEL AVALOS as employee during the term of this Agreement (the "Key Employees") and shall assign them to perform its obligations hereunder.

REMUNERATION OF CONSULTANT

In consideration of the Consultant's performance of the Services as required by this Agreement, the Company shall pay the Consultant, on the last day of each month during the term of this Agreement, the sum of US$200 per day for each day that Services are provided hereunder for each Key Employee engaged in the provision of such Services, in accordance to a services program previously approved in writing by the Company or such lesser proportionate amount as is equivalent to the number of man-days worked by the Key Employees.

Subject to such restrictions and requirements as the Company may impose from time to time, the Company shall reimburse the Consultant for pre-approved out-of-pocket expenses incurred in performance of the Services upon receipt upon presentation of a detailed expense report and substantiated with copies of the original receipts and such other evidence of those expenses as the Company may reasonably require.  The Company shall reimburse the Consultant for vehicle rental up to US$45 per day for any rental period of 5 consecutive days or less and up to US$35 per day for any rental period of more than 5 consecutive days.

Notwithstanding any other provision herein, all Services and any expenses shall be authorized by a Company Representative before such Services are provided or expenses incurred.

FINDERS ACTIVITIES AND REMUNERATION

4.1

In addition to the foregoing, the Consultant shall introduce the Company to owners of mineral Concessions or Properties in Chile or other areas agreed to by the Company and shall assist the Company in the option, acquisition or staking of Properties which are within an Area of Exploration Interest specified by the Company in writing in Schedule “C” hereto (“Area of Exploration Interest”) and are considered, in the sole discretion of the Company, to be Properties of merit, as evidenced by execution of a binding agreement with the owners of such Properties or, in the case of staking new Concessions, the due registration of the Company or its nominee as Registered Holder thereof, and successful completion of preliminary geological assessment and target identification, and the commencement of a drilling program thereon (“Eligible Property”).  Notwithstanding any other provision herein, each Concession or Property within an Area of Exploration Interest and any additional Concessions or Properties, all or part of which is located within the applicable Area of Common Interest shall be deemed to be part of an Area of Exploration Interest.  For additional certainty, except where agreed in writing by the parties, any Concessions or Properties located within the same Area of Exploration Interest shall, for the purposes of this Agreement, be deemed to form one Eligible Property and the Consultant shall not be entitled to receive more than one Finders Fee and one Added Bonus and one Net Smelter Royalty under section 4.2 or 4.3 for all such Properties.

4.2

AREA OF EXPLORATION INTEREST – ACQUIRED FROM THIRD PARTIES - For each Area of Exploration Interest generated by the direct efforts of the Consultant, in which all, or any portion, of Eligible Property is acquired by the Company from third parties, the Company shall pay the Consultant:

(a)

A finders fee of US$10,000 (the “Finder’s Fee”), payable within 90 days of commencement of a drilling program in the Area of Exploration Interest;

(b)

An additional bonus of US$150,000 (the “Added Bonus”) for an Area of Exploration Interest  that is placed in Commercial Production, payable within one year from the date of Commencement of Commercial Production; and

(c)

A Net Smelter Return royalty (an “NSR”) on the Area of Exploration Interest, equal to 0.25% of Net Smelter Returns.

4.3

AREA OF EXPLORATION INTEREST – ACQUIRED BY STAKING - For each Area of Exploration Interest generated by the direct efforts of the Consultant, in which 100% of Eligible Property is acquired by the Company through the staking of new Concessions, the Company shall pay the Consultant:

(a)

A finders fee of US$10,000 (the “Finder’s Fee”), payable within 90 days of commencement of a drilling program in the Area of Exploration Interest;

(b)

An additional bonus of US$300,000 (the “Added Bonus”) for an Area of Exploration Interest  that is placed in Commercial Production, payable within one year from the date of Commencement of Commercial Production; and

(c)

A Net Smelter Return royalty (an “NSR”) on the Area of Exploration Interest, equal to 0.35% of Net Smelter Returns.

4.4

STOCK OPTIONS – Pursuant to a Stock Option Agreement dated September 12, 2002, the Company granted incentive stock options to the Consultant to purchase 100,000 common shares of the Company at a price of CDN $0.20 per share for a five year term expiring September 12, 2007, subject to the final approval of the TSX-V.  As described in the Stock Option Agreement, the 100,000 options will vest as follows: 20,000 shares, upon acceptance by the TSX-V; as to the balance, 20,000 common shares of the Company for each Area of Exploration Interest on the date the Finder’s Fee for a particular Eligible Property is due and payable (until an aggregate of 100,000 shares have been vested).  Any shares issued on the exercise of the of the stock options will be subject to a four month Exchange hold period from the date the stock option was granted (September 12, 2002 plus 4 months = January 12, 2003).

CONSULTANT NOT AGENT OR EMPLOYEE

Neither the Consultant nor its Key Employees shall be the employee or agent of the Company and accordingly, neither shall purport to enter into any a contract or subcontract on behalf of the Company or otherwise purport to act on its behalf.  Nothing in this Agreement shall be deemed to require the Consultant to provide its services exclusively to the Company and the Consultant hereby acknowledges that the Company shall not be required to make any remittances or payments required of employers by statute on the Consultant's or a Key Employee's behalf and the Consultant or any of its agents or employees shall not be entitled to the fringe benefits provided by the Company to its employees.

The Company acknowledges that since the Consultant is an independent contractor and not an employee of the Company, the Consultant shall have direction and control of the manner, methods, techniques and procedures used by its agents or employees to perform the Services.

FACILITIES, BOOKS AND RECORDS

The Consultant shall keep proper accounts and records of all expenditures made by it in connection with the Services, and of the time expended by it or any of its agents or servants in performing the Services and all invoices, receipts and vouchers relating thereto.

The Consultant shall, at its own expense, provide all office facilities (including office space, typing, document reproduction, computer programming and other clerical assistance) that may be required by the Consultant to perform the Services.

COMPANY'S OBLIGATIONS

The Company shall make available to the Consultant such information and data and shall permit the Consultant, its agents and employees to have access to such documents or premises as are reasonably necessary to enable it to perform the Services.

CONFIDENTIALITY AND OWNERSHIP OF WORK PRODUCT

All information pertaining to mineral properties in which the Company has an interest or is seeking to acquire including, without limitation, any mineral property introduced to the Company by the Consultant within 12 months prior to any particular date which is not rejected in writing by the Company, including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property, together with any reports, documents, concepts, products and processes, information pertaining to prospective property vendors, business or financing contacts, or information pertaining to prospective property or other acquisitions, joint ventures or business combinations or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Consultant, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Consultant in the course of performing Services pursuant to this Agreement and pertaining to the Company’s business (collectively, the “Work Product”) shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom.  No copies, summaries or other reproductions of any Work Product shall be made by the Consultant without the express permission of the Company and the Consultant shall, forthwith upon the Company’s request, deliver to the Company all Work Product in the possession of or otherwise available to or under the control of the Consultant notwithstanding a termination of this Agreement.

The Consultant shall not at any time either during the term of this Agreement or thereafter divulge to any person, firm or corporation, any information, documents or Work Product (other than information, documents or Work Product which the Company has authorized for public disclosure or which has previously been disclosed to the public) received by him during the course of its providing the Services to the Company with regard to the personal, financial or other affairs of the Company or any of it subsidiaries, or the Company’s directors, officers and employees and all such information shall be kept confidential and shall not in any manner be revealed to anyone by the Consultant, except as may be required by law or otherwise permitted by the Company in writing.

The Consultant shall comply, and shall take proper measures to cause the Key Employees and all other employees of the Consultant or other persons under its direction or control to comply, with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

DUTIES OF CONSULTANT

During the term of this Agreement, the Consultant shall devote such of its time, attention and abilities to the business of the Company as is reasonably necessary for the proper exercise of its duties pursuant to this Agreement.  Nothing contained herein shall be deemed to require the Consultant to devote its exclusive time, attention and ability to the business of the Company.

During the term of this Agreement, the Consultant shall ensure that its Key Employees will:

at all times except when disabled by sickness or incapacity, faithfully and diligently perform his duties and use his best efforts to promote and advance the business of the Company;

devote such of his time, labour and attention to the business of the Company as is necessary for the proper exercise of the Consultant's duties hereunder and, except as otherwise provided herein, refrain from engaging in any business, venture, or other commercial or sales activities that in any way conflict with or detract from his ability to fulfill his duties in the manner contemplated in this paragraph; and

refrain from acting in any manner contrary to the interests of the Company or contrary to the duties of the Consultant as contemplated herein.

Without limiting the generality of the foregoing, the Consultant shall not (and shall cause the Key Employees to not) during the term of this Agreement:

act in any manner contrary to the terms of this Agreement, or the best interests of the Company; or

take advantage for personal gain, either directly or indirectly, of a business opportunity, which opportunity arose because of the Consultant's relationship with the Company unless such opportunity is first presented to the Company and the Company expressly declines to take advantage of or pursue such opportunity and agrees in writing that the Consultant may take advantage thereof.

LIABILITY OF CONSULTANT

The Consultant shall indemnify and save the Company harmless from and against all costs, expenses, losses, damages and obligations it may suffer or incur as the result of the breach of any covenant or warranty made by the Consultant in this Agreement.

TERMINATION

The term of this Agreement shall be for 24 months and shall commence upon the 25th day of September, 2002 and unless terminated earlier pursuant to the provisions hereof, or unless renewed in writing by the parties shall expire on the first anniversary of that date.

This Agreement may be terminated prior to the completion of the Services as follows:

by either party upon 30 days' prior written notice; or

immediately upon the Company giving written notice to the Consultant of the occurrence of an Event of Default as defined in clause 11.4.

If either party fails to give any such notice, this Agreement shall continue in full force and effect.

Upon the termination of this Agreement, the Company shall, subject to its right to set off any damages or other amounts claimed by the Company from the Consultant, pay to the Consultant all amounts accruing hereunder up to and including the effective date of termination.

An Event of Default shall be deemed to occur if:

the Consultant is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof has been given to the Consultant; or

the Consultant becomes insolvent or unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy.

NON-ASSIGNABILITY

The Consultant shall not subcontract to any person, any right, duty or obligation hereunder without the prior written consent of the Company.  This Agreement may not be assigned by either party without the prior written consent of the other party, except that the Company may assign this agreement to a subsidiary or affiliate corporation which is owned or controlled (directly or indirectly) by the Company.

CO-OPERATION WITH OTHER PARTIES

The Consultant shall co-operate with all other parties engaged or employed by the Company from time to time and shall coordinate its activities with the activities of such parties as and when requested by the Company.

FORCE MAJEURE

Notwithstanding anything herein to the contrary, neither party hereto shall be deemed to be in default with respect to the performance of the terms, covenants and conditions of this Agreement if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, or acts of God.

NOTICE

All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, or sent by telegram or telex or other means of electronic communication providing a printed copy ("Electronic Communication") or may be forwarded by first class prepaid registered mail to the addresses set forth below.  Any notice delivered or sent by Electronic Communication deemed to have been given and received at the time of delivery.  Any notice mailed as aforesaid shall be deemed to have been given and received on expiration of 72 hours after it is posted, addressed to the Company or the Consultant at their respective addresses or telefax numbers set out above or such other address or addresses or telefax numbers as the parties may from time to time give notice of in writing; provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike, slow down or other labour dispute which may affect the delivery of such notice by the mails, then such notice shall be effective only if actually delivered.

ENTIRE AGREEMENT

The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

FURTHER ASSURANCES

Each of the parties shall execute such other documents and instruments and shall do such other acts as may be necessary to implement and carry out the intent of this Agreement.

PROPER LAW, ATTORNMENT AND VENUE

The proper law of this Agreement is the law of British Columbia.  The parties irrevocably agree to the jurisdiction of the courts of British Columbia, Canada for the resolution of disputes arising out of or in connection with this Agreement and irrevocably designate Vancouver, British Columbia as the proper venue for any action commenced or maintained with respect to any such dispute.

TIME OF ESSENCE

Time is of the essence of this Agreement.

WAIVER OF BREACH

The waiver by either the Company or the Consultant of a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

REGULATORY APPROVAL

This Agreement is subject to the approval of the TSX Venture Exchange (the “TSX-V”) and all other regulatory authorities as may have jurisdiction with respect hereto (together, the "Regulatory Authorities").

IN WITNESS WHEREOF the parties have affixed their common seal hereto in the presence of their officers duly authorized for that purpose.

The corporate seal of GEOSUPPLY SERVICIOS DE GEOLOGIA & MINERIA & SONDAJES DE DIAMANTINA,	) )
was hereunto affixed in the presence of:	)
“Leopoldo Martinez” Authorized Signatory	)	c/s
-------------------------------------------- Authorized Signatory	)

The corporate seal of SAMEX MINING CORP.	)
was hereunto affixed in the presence of:	)
“Jeffrey P. Dahl” Authorized Signatory	)	c/s
“Robert E. Kell” Authorized Signatory	)

SCHEDULE "A"

TO THE CONSULTING AGREEMENT DATED FOR REFERENCE THIS 25TH DAY OF SEPTEMBER, 2002.

BETWEEN SAMEX MINING CORP. AND GEOSUPPLY SERVICIOS DE GEOLOGIA & MINERIA & SONDAJES DE DIAMANTINA

Services to be provided by Consultant

The Consultant shall, in co-operation with such other persons as the Company may specify:

1.

Consult with and advise the Company with respect to provision of general geological services as and when requested by the Company including, without limitation:

(a)

Generation of new exploration prospects.

(b)

From time to time, contacting, negotiating and supervising the services of various geological, geophysical and general mineral exploration related contractors on a pre-approved basis.

(c)

Investigations of land status of exploration prospects and preparing information for review.

OTHER DUTIES

In addition to the foregoing, the Consultant shall assist the Company with respect to introduction, negoitation and securing option and/or purchase agreements for suitable mineral properties in Chile which activities, for greater clarity, shall be deemed to not be included in the Services for which the Consultant is entitled to receive remuneration under the Agreement other than the Finder’s remuneration set out under section 4 of the Agreement, including the following:

(a)

(b)

;

(c)

;

(d)

;

SCHEDULE "B"

TO THE CONSULTING AGREEMENT DATED FOR REFERENCE THE 25TH DAY OF SEPTEMBER, 2002.

BETWEEN SAMEX MINING CORP. AND GEOSUPPLY SERVICIOS DE GEOLOGIA & MINERIA & SONDAJES DE DIAMANTINA

1.

Definitions

1.1.

Where used herein, the following terms shall have the meanings set out below:

a)

"Area of Common Interest" means the area included within 2 kilometres from the outermost boundary of the Concessions which comprise a Property as constituted on the date of first acquisition by the Company or such larger area as may be specified as the area of common interest in any agreement between the Company and a third party vendor of all or a portion of the Property;

b)

“Area of Exploration Interest” means a geographical bounded area in which the Company is interested in securing Properties which may be described or identified by the Company and communicated to the Consultant in writing from time to time;

c)

“Concessions” means mineral concessions forming part of a Property including any mineral leases or other interests into which any such Concession may have been converted;

d)

“Commencement of Commercial Production” means, with respect to a particular Property:

(i)

if a Mill is located on or in the proximity of that Property, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed Ore from the Property at 60% of its rated concentrating capacity; or

(ii)

if no Mill is located on or in the proximity of that Property, the last day of the first period of 30 consecutive days during which Ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues;

but no period of time during which Ore or concentrate is shipped from the Property for testing purposes, and no period of time during which milling operations are undertaken as initial tune-up, shall be taken into account in determining the date of Commencement of Commercial Production;

e)

“Commercial Production” means, when used in relation to production from a particular Property during any particular year, production of Product and shipment of the same from that Property at any time after the date of Commencement Commercial Production on a reasonably regular and sustained commercial basis for the purpose of earning revenue, provided that pilot plant operations and the mining or milling of Ore in connection therewith shall not be considered Commercial Production;

f)

"Gross Revenues" with respect to any period means the revenue received by or credited to the Company in that period from the sale of Product produced from a particular Property (exclusive of any treatment, refining or other charges deducted by the smelter or refiner to whom the Product is shipped);

g)

“Mill” means the crusher, concentrator and other processing facilities to be constructed on or in the proximity to a particular Property and to be used for the processing of production from that Property, whether or not in conjunction with or after production from any other mineral property;

h)

"Net Smelter Returns" with respect to a particular Property means the Gross Revenues received by the Company in any year from the sale of Product from the mining operation on that Property, less successively:

(i)

the cost of transportation of such product to a smelter or other place of treatment, and

(ii)

smelter and treatment charges;

i)

“Ore” means any material containing a mineral or minerals of commercial economic value mined from a particular Property;

j)

“Product” means Ore mined from a particular Property and any concentrates or other materials or products derived therefrom, provided, however, that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of that Property, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated;

k)

“Property” means the Concessions acquired by the Company (directly or indirectly) in one or more Area of Exploration Interests and “Properties” means all of the Concessions collectively;

l)

“Recorded Holder” means the person whose name appears in the records of the Mining Registrar as the person who is lawfully entitled to the Concession or to any rights which may be so entitled upon due processing of the application by the Mining Registrar;

m)

“Royalty” means the amount of royalty from time to time payable to the Consultants or other persons named hereunder after Commencement of Commercial Production pursuant to the provisions hereof;

n)

“Mining Registrar” means, with respect to each particular Concession, the person or persons duly authorized to maintain records of mineral tenure and ownership of Concessions as provided for under the Mining Code;

o)

“Mining Code” means the Mining Code of Chile, as amended or, where used in reference to Properties located outside of Chile, such other legislation providing for the grant and maintenance of mineral tenures and similar matters covered by the Mining Code of Chile as are applicable thereto;

p)

“Third Party Interests” means any amount payable from Gross Revenues to any person other than the Consultants, Company or the parent or an affiliate of the either an Consultant or the Company with respect to an interest in a particular Property or mining operations on that Property whether arising by way of joint venture, entitlement to a royalty, working interest, net profits interest, a net smelter return or similar interest;

SCHEDULE "C"

TO THE CONSULTING AGREEMENT DATED FOR REFERENCE THE 25TH DAY OF SEPTEMBER, 2002.

BETWEEN SAMEX MINING CORP. AND GEOSUPPLY SERVICIOS DE GEOLOGIA & MINERIA & SONDAJES DE DIAMANTINA

AREAS OF EXPLORATION INTEREST

1)

The “El Zorro” area of exploration interest.  (see attached, initialed map for location details).

-Bonus under section 4.2 of this agreement.

Exhibit 4.18

MINERA SAMEX CHILE S.A.

Padre Mariano 277, Of. 502, Providencia

Santiago, Chile,

Telephone: (56-2) 236-1622  Telefax: (56-2) 236-2833

January 29, 2003

Compania Contractual Minera Ojos del Salado

Apoquindo 4499 – 4th floor

Las Condes

Santiago, Chile,

 (Telefax No 56-55-260326: )

Attention: Michel Angelo Peri Mundaca

Dear Sirs:

Re:  Copiapo Area III Region, Chile

Upon acceptance, this letter shall constitute the agreement (the “Agreement”) between Minera Samex Chile S.A., a corporation organized under the laws of the  Republic of Chile ("the Purchaser"), which is a wholly owned subsidiary of Samex Mining Corporation, a publicly traded corporation organized under the laws of the Province of British Columbia, Canada, and Compania Contractual Minera Ojos del Salado, a corporation organized under the laws of the Republic of Chile (the “Vendor") whereby the Vendor will sell and assign and the Purchaser will purchase all of the Vendor’s right, title and interest in the mining concessions described in Exhibit “A” hereto (the "Property”) on the following terms and conditions:

1.

Purchase and Sale

1.1

Terms of Purchase and Sale Upon satisfaction of all terms and conditions set forth herein (the “Closing”) subject to the completion or waiver of the conditions in Section 3 (the “Conditions”), the Vendor shall, in consideration of the payment of the sum US$50,000 (the “Purchase Price”) as and when provided for herein sell and assign to the Purchaser all of its right, title and interest in the Property and shall transfer and convey the Property by means of recording the transfer with the Conservador de Minas.

1.2

Closing Date The Closing shall take place, on and subject to the fulfillment or waiver of the Conditions, on February 28, 2003, or such other day as the Vendor and the Purchaser may agree to in writing (the "Closing Date") at the office of the Purchaser’s solicitors, Messrs. Vergara & CIA. at 2:00 p.m. local time, or at such other time and place as the parties may agree to in writing.

1.3

Payments  All payments in respect to the Purchase Price shall be payable, by cheque or bank draft made to or to the order of the Vendor, as follows:

(a)

Upon execution of this Agreement, Purchaser shall make a nonrefundable payment to the Vendor in the sum of US$10,000, which shall be applied to the Purchase Price if Purchaser proceeds to the Closing.

(b)

On the Closing Date, the Purchaser shall pay the balance of the Purchase Price to Vendor in the sum of US$40,000.

0.1

Pre-Closing Deliveries  As soon as practicable after execution hereof, the Vendor will:

(a)

Deliver to the Purchaser or the person designated by it copies of all geological information and records of exploration work including, samples, assay results, reports, maps, material contracts and other documents and data derived therefrom pertaining to the Property reasonably known to be in its possession or control and not otherwise subject to third-party confidentiality or nondisclosure obligations (“Geological Information”) for purposes of facilitating a review of the Property by Purchaser and to obtain (at the Purchaser’s sole expense) a legal opinion, in form and content satisfactory to the Purchaser, as to the due ownership of the Property by the Vendor (the “Title Opinion”);

(b)

Obtain and deliver to the Purchaser duly executed copies of all consents, acknowledgements and agreements by third parties which the Purchaser may reasonably consider necessary or desirable in order to give effect to the due transfer and sale of the Property to the Purchaser contemplated herein.

0.2

Purchaser’s Review of Property   If following receipt of the Title Opinion, Purchaser is dissatisfied with any matter in the Title Opinion:

(a)

Purchaser may deliver written notice (a “Title Notice”) to Vendor at least ten days prior to the Closing Date.  Any Title Notice shall specify in reasonable detail the matter to which Purchaser objects. Any matter objected to by Purchaser in a properly given Title Notice shall be deemed to be an “Unpermitted Matter.”

(b)

If Purchaser fails to object to any matter set forth in the Title Opinion within the time period prescribed in this Section 1.5, Purchaser shall be deemed to have accepted the Title Opinion.

(c)

If Vendor timely delivers a Title Notice, Vendor shall notify Purchaser within three business days following receipt of the Title Notice (“Vendor’s Cure Election Period”) with respect to each Unpermitted Matter that either: (i) the Unpermitted Matter has been cured or will be cured by the Closing; or (ii) Vendor is unable or unwilling to have the Unpermitted Matter cured.  Vendor shall have no obligation to cure any Unpermitted Matter.  If Vendor does not respond to a Title Notice within Vendor’s Cure Election Period, Vendor shall be deemed to have elected not to cause the cure of the Unpermitted Matter.

0.1

Deliveries At the Closing On or before Closing, the Vendor shall do all things necessary to transfer the Property and to cause the Property to become duly and validly vested in the Purchaser and shall deliver or cause to be delivered the following to the Purchaser, all in form and content satisfactory to the Purchaser and its legal counsel:

(a)

such transfers, conveyances and other documents, duly executed by the Vendor as may, in the opinion of the Purchaser and its counsel, be reasonably necessary to transfer to the Purchaser a 100% legal and beneficial interest in the Property (subject only to the “Back-in Rights” set out in Section 5);

(b)

a certificate (substantially in the form attached as schedule “B”) duly executed by the Vendor confirming the accuracy of each of its representations and warranties set out herein as of the time of Closing; and

(c)

any Geological Information not previously delivered, together with such consents and authorizations to use same as the Purchaser may reasonably request.

1.

Patent Fee Payments

1.1

The parties acknowledge that the Property is currently in arrears with respect to the payment of patent fees and among other things, will be offered for sale at an auction declared by the Court of Copiapó, Chile which was originally scheduled for December 9, 2002 and subsequently rescheduled to March 7, 2003 (the “2002 Auction”) unless the required sum of (estimated to be approximately US$12,000) is paid before the 2002 Auction to the appropriate government authority on account of patent fees due for 2002 (the “2002 Patent Fees”) and that Vendor shall have no responsibility for the payment of the 2002 Patent Fees prior to or after the Closing Date.  The parties acknowledge that there are other sums due and owing for patent fees on the Property for years prior to 2002 (the “Prior Patent Fees”), which must also be paid in due course, and which shall be the sole responsibility of Purchaser.

2.

Conditions

2.1

The obligation of the Purchaser to consummate the transaction contemplated by this Agreement is subject to fulfillment of the following conditions on or before the Closing Date:

(a)

inspection and approval by the Purchaser and its advisors, on or before the Closing Date of the Property together with any information, agreements and documentation in the possession or control of the Vendor with respect to the Property and any other matters which pertain to or may affect the Property which the Purchaser considers relevant with respect thereto;

(b)

 the Purchaser’s acceptance of the Title Opinion;

(c)

all covenants, agreements and obligations to be performed or complied with hereunder on the part of the Vendor at or prior to the Closing, including in particular, its obligation to deliver the documents and instruments herein provided for, shall have been performed and complied with as and when required hereunder;

(d)

all conditions necessary for completion of the Purchase and Sale, other than completion of transactions under this Agreement, shall have been duly completed or waived by the party entitled to do so; and

(e)

the representations and warranties of the Vendor contained herein shall be true and correct in all material respects at and as of the date specified herein, except as may be in writing disclosed to and approved by the Purchaser.

2.2

The above stated conditions in subsection 3.1 shall be for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser at any time.

2.3

The Purchaser acknowledges and agrees that in the event it elects to proceed to Closing, it has had the opportunity to inspect the Property and is relying on its own investigation of the Property and not on any information provided or to be provided by Vendor and acknowledges that Vendor makes no representations as to the accuracy or completeness of any information.

2.4

The obligation of the Vendor to consummate the transaction contemplated by this Agreement is subject to fulfillment of the following conditions on or before the Closing Date:

(a)

the representations and warranties of the Purchaser contained herein shall be true and correct in all material respects at and as of the date specified herein, except as may be in writing disclosed to and approved by the Vendor; and

(b)

the Purchaser shall have performed and complied with all of the obligations, terms and conditions required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing Date, including but not limited to the delivery of the Purchase Price and the inclusion in the Property transfer documentation to be filed with the Conservador de Minas upon closing of such provisions as may be reasonably necessary to duly set forth and record the Vendor’s back-in right set forth in Section 5.

3.

Representations and Warranties

3.1

The Vendor represents and warrants to the Purchaser, that to the best of its knowledge:

(a)

the Vendor is the sole recorded and beneficial owner of the Property and that the Property is in good standing under the laws of the jurisdiction in which it is located and is free and clear of all liens, charges, encumbrances and claims of others, and, except as disclosed herein or with respect to the 2002 Patent Fees and Prior Patent Fees, no taxes or rentals are due in respect of any portion thereof;

(b)

except as disclosed herein or with respect to the 2002 Patent Fees and Prior Patent Fees, all necessary action with respect to registration and recording of the leases and other interests comprised in the Property or other action which is necessary or advisable to be done in any government office or pursuant to any applicable regulation to maintain or secure the Vendor's ownership of the Property has been duly performed or taken, and the Property and all leases, licenses, mining concessions, mining claims and other similar interests comprised therein are properly registered and recorded and are in good standing pursuant to any applicable requirements of any government or regulatory authority applicable with respect thereto; and

(c)

there is no adverse legal claim or legal challenge pending against or relative to the ownership of or title to any of the interests or rights comprising the Property, nor to the knowledge of the Vendor, is there any basis therefore, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no person has any royalty or other interest whatsoever in production from any of the mineral leases, licenses, mining concessions, mining claims or other similar rights comprising the Property;

4.2

The Purchaser acknowledges and agrees that, except as specifically stated in this section, Vendor has not made, does not make and specifically disclaims any representation, warranty, promise, covenant, agreement or guarantee of any kind or character whatsoever, concerning or with respect to any aspect of the Property.  The Vendor is selling the Property in an “as-is” condition and it is understood and agreed by the parties that the purchase price has been adjusted to reflect the foregoing.

4.3

The representations and warranties contained in subsection 4.1 are for the exclusive benefit of the Purchaser, may be waived by the Purchaser in whole or in part at any time and shall survive for a period of one year following the Closing Date.

4.4.

The Purchaser represents to the Vendor:

(a)

that Purchaser is able to give full effect to the commitments granted to Vendor in this Agreement; and

(b)

that Purchaser will not breach nor have a conflict with any other agreement by entering into or performing the terms of this Agreement.

4.5

The Purchaser and Vendor each represent to each other, that they are corporations organized and in good standing under the laws of the Republic of Chile and are authorized to conduct business as contemplated hereby in Chile and that each has taken all corporate action necessary to authorize its execution and delivery of this Agreement.

1.

Back-In Right

1.1

The Vendor hereby reserves unto itself the right but not the obligation to earn up to a 51% percent interest in the Property in the event that the Purchaser discovers a copper deposit on the Property, or within a one half (0.5) kilometer area surrounding the Property, containing not less than 2,000,000 tonnes of contained equivalent copper.  In this paragraph 5.1, a deposit shall be deemed to be a “copper deposit”, where the average grade of copper is not less than 0.5% and “contained equivalent copper” shall be calculated by adding, successively, the value of each metal found in the deposit, which shall be determined by multiplying the tonnage of the deposit by the average grade of each such metal and the average price of such metal over the ten years prior to the date of calculation (the “Ten Year Average Price”), and by dividing the product of such number by the Ten Year Average Price of copper, provided that, in any event, the net recoverable value of copper in the deposit shall be not less than 33 1/3% of the net recoverable value of all metals in the deposit.

1.2

In the event that the Purchaser makes such a discovery it will notify the Vendor in writing and the Vendor will have a period of forty-five (45) days to elect to exercise its right to earn-in.  The notice will include a statement of expenditures by Purchaser up through the time of the discovery.

1.3

In the event the Vendor elects to exercise its right to earn-in, the Vendor will agree to reimburse Purchaser three (3) times the expenditures incurred by the Purchaser that are identified in the notice to earn a 30% interest in the Property with a right to earn up to a 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the Property. Thereafter, the Vendor and the Purchaser will enter into good faith negotiations to enter into a contractual detailed joint venture agreement (or form a joint venture company) to carry out development and mining of and, if warranted, further exploration on, the Property.

1.4

The terms of the joint venture shall include such fair and reasonable commercial terms as the parties may mutually agree to, in addition to other terms customarily included in mining joint venture agreements in Chile.   In the event the parties fail to negotiate a detailed joint venture agreement within 120 days following the date Vendor elects to exercise its earn-in right, the Purchaser shall transfer the 30% interest to Vendor (subject to payment of the expenditures set out in sub-section 5.3) who will hold the interest in trust until the detailed joint venture agreement can be finalized.

2.

Notice

2.1

Any notice or other communication between either party under this Agreement will be deemed to be properly given when in writing and delivered by hand or mailed, postage prepaid, or sent by telefax or other means of electronic communication producing a printed copy but, for greater clarity, excluding communication by e-mail unless the other party acknowledges receipt of same in writing (“Electronic Communication”) on any business day to the intended recipient at its address first written above or to such other address or person as the other party may from time to time designate by notice or if sent by Electronic Communication to such telecommunication address as the respective parties may specify. Any notice delivered on a business day will be deemed conclusively to have been effectively given on the date notice was delivered. Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout or other labour disturbance affecting postal service, then the notice will not be effectively given unless delivered by hand or sent by Electronic Communication.

2.2

Notwithstanding any other provision herein, any notice given to the Purchaser shall also be copied to the Purchaser’s parent corporation, SAMEX MINING CORP. at 301-32920 Ventura Avenue, Abbotsford, British Columbia CANADA V2S 6J3 (Telefax: 1-604-870-9930); (Telephone: 1-604-870-9920) Attention: Jeffrey Dahl, President or such other address as it may in writing designate from time to time.

6.3

Any notice given to Vendor shall be given to Compania Contractual Minera Ojos del Salado Apoquindo 4499 – 4th floor, Las Condes, Santiago, Chile, (Telefax No 56-55-260326), Attn.  Michel Angelo Peri Mundaca and shall also be copied to the Vendor’s parent corporation, Phelps Dodge Corporation, One North Central, Phoenix, Arizona 85004, Attn. Rob Risley, Senior Counsel, Exploration or other such address as it may in writing designate from time to time.

3.

Force Majeure

3.1

Except for the obligation of Purchaser to pay the nonrefundable deposit of US $10,000,  the obligations of either party shall be suspended to the extent and for the period that performance is prevented by any cause, whether or not foreseeable, beyond its reasonable control including, without limitation, labour disputes; acts of God; laws, regulations, orders, proclamations, instructions, or requests of any government or governmental entity; judgments or orders of any court or other tribunal; inability to obtain on reasonably acceptable terms any public or private license, permit, or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of environmental or other applicable standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing.  The affected party shall promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefore, and the expected duration thereof and shall resume performance as soon as reasonably possible.

4.

Arbitration

4.1

All disputes arising between the parties hereto under the terms of this Agreement shall be referred to an arbitrator (the "Arbitrator") which shall be appointed by mutual agreement or, failing such agreement, by the Arbitration Commission of the Chamber of Commerce of Santiago, Chile.  The Arbitrator shall convene an arbitration hearing at a place selected by the Arbitrator and proceed with the hearing without delay.  After such hearing, the Arbitrator shall make his award with all due expedition and shall deliver a copy of such award to each of the parties thereto.  All expenses of the Arbitrator shall be paid as the Arbitrator shall determine.  The Arbitrator will agree on the rules of evidence and procedure that shall apply to the hearing before the Arbitrator.  The parties hereto shall be bound by the decision of the Arbitrator, subjects to any right of appeal under applicable legislation or arbitral rules of procedure.

5.

General Provisions

5.1

Governing Laws This Agreement shall be construed in accordance with the laws of the Republic of Chile and the parties hereto attorn to the jurisdiction of the courts thereof.

5.2

Enurement This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.3

Assignment  Either party shall be free to assign it rights under the Agreement to an affiliate, holding, subsidiary or associate company. In the event Purchaser wishes to assign its rights to an unrelated third party, such assignment will be subject to the approval of Vendor, which shall not be unreasonably withheld.  Assignments under this subsection 9.3 will not be effective unless and until the permitted assignee agrees in writing, in form and substance acceptable to the Vendor, to assume all of the assigning party’s obligations under this Agreement and to be bound by this provision as it relates to subsequent assignments.

5.4

Entire Agreement The provisions herein constitute the entire understanding of the parties hereto with respect to the subject matter dealt with herein and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto and may be modified only by an instrument in writing signed by both parties hereto

5.5

Time of the Essence Time is of the essence hereof.

5.6

Execution in Counterpart This Agreement may be executed in as many counterparts as may be necessary, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If you wish to accept the terms and conditions set out herein, please execute the enclosed copy of this letter and return same to us by no later than January 29, 2003.  We hereby acknowledge and accept return of the enclosed copy of this Agreement by telecopy or other means of electronic communication producing a printed copy, subject to delivery of the original of the document to us within two weeks of delivery of the copies sent via the electronic communication.

Yours truly,

MINERA SAMEX Chile S.A.

by:

“Francisco Vergara”

Acknowledged and agreed by to this 29th day of January, 2003
Compania Contractual Minera Ojos del Salado by: “Angelo Peri” M. Angelo Peri Mundaca “Exploration Manager – Chile” (Name of Signatory and Office Held)

Schedule “A” To Letter Agreement Among Minera Samex Chile S.A. and  Compania Contractual Minera Ojos del Salado

DESCRIPTION OF MINERAL CONCESSIONS

Those mining and exploration rights described as follows:

1377065.1/74326.105

Schedule “B” To Letter Agreement Among Minera Samex Chile S.A. and  Compania Contractual Minera Ojos del Salado

CLOSING CERTIFICATE

(Vendor)

TO:

Minera Samex Chile S.A. (the “Purchaser”),

AND TO:

Leschert & Company Law Corporation

In connection with the closing of the transaction contemplated by and pursuant to a letter agreement dated for reference the ____ th day of January, 2003 (the “Agreement”) between Compania Contractual Minera Ojos del Salado (the “Vendor”) and Minera Samex Chile S.A. (the “Purchaser”), the undersigned hereby certifies pursuant to section 1.6(b) of the Agreement, as of day and time specified below, as follows:

1.

Any capitalized terms contained herein and not otherwise expressly defined herein which are defined in the Agreement have the meanings defined therein.

2.

The Vendor certifies that all of the conditions precedent of the Vendors contained in section 3.4 of the Agreement have been fulfilled to the satisfaction of the Vendor or have been waived by the Vendor.

3.

All covenants, agreements and obligations under the Agreement to be performed or complied with on the part of the Vendor at or prior to the Closing, including the Vendor’s obligation to deliver the documents and instruments provided for in the Agreement, have been performed and complied with at and as of the Closing.

4.

The Vendor certifies that representations and warranties of the Vendor contained in Section 4.1 of the Agreement are true and correct in all respects at and as of the Closing except as may have been in writing disclosed to and approved by the Purchaser.

DATED at ___________, _______________ this _____ day of _________, 2003.

Compania Contractual Minera Ojos del Salado by: M. Angelo Peri Mundaca (Name of Signatory and Office Held)

MINERA SAMEX CHILE S.A

Padre Mariano 277, Of. 502, Providencia

Santiago, Chile

Telephone: (56-2) 236-1622   Telefax: (56-2) 236-2833

February 27, 2003

Compania Contractual Minera Ojos del Salado

Apoquino 4499 – 4th Floor

Las Condes

Santiago, Chile

Attention: Angelo Peri Mundaca

Telefax No. 56-55-260326, Antofagasta Office

Re: Amend Closing Date – Section 1.2 of the Agreement dated January 29, 2003 between

 Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado

(the “Agreement”)

Further to our phone conversations over the last two days, the parties hereby agree to extend the Closing Date referred to in Section 1.2 of the Agreement from February 28, 2003 to March 7, 2003 in order to facilitate the ongoing review of concession title documents, which should be delivered to Francisco Vergara at the Minera Samex Chile office today.

To effect this amendment, section 1.2 shall be amended by deleting the date “February 28, 2003” and replacing it with the date “March 7, 2003”.

This amendment shall be attached to and form part of the Agreement between Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado.

ACCEPTED AND AGREED TO THIS 27TH DAY OF FEBRUARY, 2003

MINERA SAMEX CHILE S.A.

by:  “Jeffrey P. Dahl”____________________________

     Jeffrey P. Dahl

COMPANIA CONTRACTUAL MINERA OJOS DEL SALADO

by: _”Angelo Peri”_____________________________

     M. Angelo Peri Mundaca

Exhibit 4.19

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

GENERAL PROVISIONS

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

“Board” means the Board of Directors of the Corporation;

“Business Day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

“Common Shares” means the Common Shares of the Corporation;

“Corporation” means Samex Mining Corp.;

“Consultant” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Consultant Company” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Date of Grant” means the effective date an Option is granted under this Plan;

“Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

“Directors” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Discounted Market Price” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

“Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

“Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

 “Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

“Management Company Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Market Price” has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

“Option” means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

“Option Agreement” has the meaning set out in section 2.3(d) hereof;

“Optionee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

“Participant” means Optionees to whom Options have been granted;

“Plan” means this Samex Mining Corp. Stock Option Plan;

“Policy” means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Subsidiary” means a company the majority of whose voting shares are held by the Corporation at the time of grant;

“Take-over Bid” means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

“Termination Date” means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

“TSX-V” means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

providing Eligible Persons with additional incentive;

encouraging stock ownership by such Eligible Persons;

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

attracting new employees and officers.

Administration

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

Subject to the limitations of the Plan, the Board shall have the authority to:

grant options to purchase Common Shares to Eligible Persons;

determine the terms, limitations, restrictions and conditions respecting such grants;

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

Shares Reserved

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

Limits with Respect to Insiders, Consultants and Investor Relations

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders’ Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation’s issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

Amendment and Terminating

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant’s Option Agreement.

Hold Periods and Legends

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant].”

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

OPTIONS

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

Exercise of Option

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

Except as otherwise determined by the Board,

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

Each Option shall be confirmed by an option agreement (an “Option Agreement”) substantially in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

TAKE-OVER BIDS

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the “Specified Shares”) shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

If:

the Take-over Bid is not completed; or

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

MISCELLANEOUS PROVISIONS

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation’s Common Shares.

SCHEDULE “A”

SAMEX MINING CORP.

301 – 32920 Ventura Avenue

Abbotsford, BC, V2S 6J3

TO:

______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the “Plan”).  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):

_____________

Option Price (price per Common Share):

$_____

Expiry Date:

___________ , 200__

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

Designated Quantity

Immediately after grant

All

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to SAMEX MINING CORP., you hereby covenant, represent, warrant and agree that:

(a)

you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)

you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)

if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)

if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SAMEX MINING CORP.

By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

SIGNATURE:

(Signature of Witness)

NAME:

(Address of Witness)

(Date)

SCHEDULE “B”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

SCHEDULE “C”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of April 30, 2003:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

South American Mining & Exploration Corp.	British Columbia, Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
Minas BOLIVEX S.A. (“BOLIVEX “)	Bolivia	98%
Empresa Minera Boliviana S.A. (“EMIBOL”)	Bolivia	98%
Minera Samex Chile S.A (“Samex Chile”)	Chile	99.9%

For details see Item 4 - “Information On The Company”

Exhibit 10.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the year ended November 30th, 2002 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P> Dahl”

Jeffrey P. Dahl

Chief Executive Officer

May  29   , 2003

Exhibit 10.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the year ended November 30th, 2002 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

May 29, 2003