Form 20-F
SAMEX MINING CORP
filed 2004-05-05
CIK 766504

OMB NUMBER 3235-0288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

November 30, 2003

OR

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _ ___________________

Commission file number

0-13391

SAMEX MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#301 - 32920 Ventura Avenue, Abbotsford, British Columbia, Canada V2S 6J3

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital of common stock as of November 30, 2003:   62,671,848 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

SAMEX MINING CORP.

FORM 20-F

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates" or "intends" or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; environmental liability claims and insurance; dependence on joint venture partners as well as those factors discussed in the section entitled "Risk Factors."

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

All references in this Report on Form 20-F to the terms "we", "our", "us", "the Company" and "SAMEX" refer to SAMEX Mining Corp. and its subsidiaries.

CURRENCY AND EXCHANGE RATES

U.S. Dollars Per Canadian Dollar

The following table sets out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	U.S. Dollars Per Canadian Dollar
	Fiscal Year Ended November 30					3-Month Period Ended
	2003	2002	2001	2000	1999	November 30, 2003	November 30, 2002
End of period	.7709	.6386	.6362	.6484	.6787	.7709	.6386
Average for the period	.7065	.6365	.6479	.6758	.6710	.7562	.6365
High for the period	.7709	.6619	.6668	.6983	.6917	.7709	.6439
Low for the period	.7489	.6200	.6287	.6397	.6431	.7207	.6407

	For the month of
	December 2003	January 2004	February 2004	March 2004
High for the period	.7739	.7881	.7629	.7645
Low for the period	.7460	.7497	.7440	.7418

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 23, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7346 (US$1.00 = Cdn$1.3612 ).  Unless otherwise indicated, in this Annual Report on Form 20-F (the "Annual Report" or "Form 20-F"), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The following tables set out the average exchange rate for one United States Dollar (US$) expressed in terms of Chilean Pesos for the following periods.

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
1999	1 US$ = 508.78 pesos
2000	1 US$ = 539.49 pesos
2001	1 US$ = 634.94 pesos
2002	1 US$ = 688.94 pesos
2003	1 US$ = 691.40 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2003

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	722.48	745.21	743.28	718.25	703.58	709.18	701.14	703.77	675.44	646.07	625.47	602.90

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2004

Month	Jan	Feb	Mar
Pesos	573.64	584.31	603.91

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mining Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia (the "Company Act") ..  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995     (s ee Item 4 "Information on the Company - History and Development of the Company").

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America.  We currently own or have interests in mineral exploration properties in southwestern Bolivia and in central Chile.  The Company focuses its exploration activities on the search for precious metal deposits.

The Company holds an interest in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani; and the Los Zorros district gold, copper, silver prospects in Chile (see Item 4 "Information on the Company - D escription of Properties" for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

Selected Financial Data.

This data is derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") as opposed to accounting principles generally accepted in the United States ("U.S. GAAP").  The following selected financial data has been extracted from the more detailed consolidated financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see "Currency and Exchange Rates") and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  The following information should be read in conjunction with "Item 5.  Operating and Financial Review and Prospects".

	Fiscal Year Ended
	November 30, 2003	November 30, 2002	November 30, 2001	November 30, 2000	November 30, 1999
Income Statement Data:
Net Loss From Operations	1,013,414	570,612	686,373	890,954	1,009,258
Mineral Interests and Deferred Exploration Costs Written Off	14,600	16,184	339,018	5,439,359	-
Net Loss for the period (1)
Canadian GAAP	1,028,014	586,796	1,016,564	6,330,313	1,009,258
US GAAP	1,531,208	793,058	666,273	1,007,041	1,725,284
Net Loss per share (1)
Canadian GAAP	0.02	0.01	0.03	0.19	0.04
US GAAP	0.03	0.02	0.02	0.03	0.06

(1)  See Note 11 to attached Consolidated Financial Statements to November 30, 2003.

	Fiscal Year Ended November 30
	2003	2002	2001	2000	1999
Balance Sheet Data
Current Assets	3,577,146	200,181	111,035	20,412	144,638
Current Liabilities	31,968	365,755	285,588	318,034	115,189
Working Capital	3,545,178	(165,574)	(174,553)	(297,622)	29,449
Notes Payable	-	-(2)	400,197	367,123	336,000
Total Assets	5,394,055	1,472,856	1,183,252	1,455,100	6,977,985
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	5,362,087	1,107,101	497,467	769,943	6,526,796
US GAAP	3,609,365	(112,336)	(514,440)	(581,154)	(171,357)
Number of Shares	62,671,848	48,823,181	41,000,881	34,935,881	31,724,481

(1)

See Note 11 to attached Consolidated Financial Statements to November 30, 2003.

(2)

Current portion of Notes Payable ( $290,786) was included in Current Liabilities of $365,755

There are several material differences between Canadian GAAP and U.S. GAAP as is applicable to the financial information disclosed or summarized herein.  Reference is made to Note 11 in the attached financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

See "Currency and Exchange Rates" for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

Capitalization and indebtedness.

Not Applicable

Reasons for the offer and use of proceeds.

Not Applicable

Risk F actors.

In addition to other information in this Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below and elsewhere in this Report, and the risks discussed in our other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward - looking statements.  See "Special Note Regarding Forward Looking Statements".

We have a history of losses.

We have historically incurred losses and have no revenue from operations ..  We incurred losses from operations of $1,013,414, $570,612 and $686,373 for the fiscal years ended November 30, 2003, 2002 and 2001, respectively.   As of November 30, 2003, we had a cumulative net loss from operations of $7,961,944 and a cumulative deficit of $15,313,377 ..  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all ..

We have not identified any commercially viable mineral deposits.  We have not commenced development or commercial production on any of our properties.  We have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

Our success depends on our ability to raise additional capital.

As of November 30, 2003 , we had working capital of $3,545,178 (November 30, 2002: Deficit of $165,574) ..  While we believe our working capital is sufficient to fund our operations and intended exploration activities for the next 12 months, w e do not currently have any cash flow from operations and cannot currently satisfy anticipated operational requirements and cash commitments after that time ..  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going conc ern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

We currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution to our existing shareholders ..

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

Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We plan to obtain insurance, in amounts that we consider to be adequate, to protect ourselves against certain of these mining risks once we commence mining operations.  However, we may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and none of our properties are under development, and, therefore, we do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

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

The volatility of the prices for precious metals and base metals is illustrated by the following table which shows the market prices (US$) of silver, gold, copper and zinc for each quarter of the last five years and for the first quarter of 2004:

Quarter Ended	Silver (dollars/ounce)	Gold (dollars/ounce)			Copper (dollars/pound)		Zinc (dollars/pound)
	High	Low	High	Low	High	Low	High	Low
March 31, 1999	5.81	4.86	296.50	278.20	.68	.61	.48	.41
June 30, 1999	5.55	4.85	291.20	258.60	.71	.62	.49	.43
September 30, 1999	5.82	5.02	321.00	252.50	.81	.72	.56	.46
December 31, 1999	5.73	5.04	327.50	275.00	.84	.75	.56	.50
March 31, 2000	5.51	4.92	322.00	274.50	.86	.77	.55	.48
June 30, 2000	5.19	4.89	291.50	271.30	.83	.73	.53	.49
September 30, 2000	5.03	4.75	287.65	269.50	.91	.79	.58	.51
December 31, 2000	4.93	4.55	275.05	263.80	.89	.80	.53	.46
March 31, 2001	4.84	4.28	272.50	256.25	.83	.75	.48	.44
June 30, 2001	4.63	4.27	298.60	255.00	.78	.70	.45	.39
September 30, 2001	4.72	4.11	296.00	264.10	.71	.64	.40	.35
December 31, 2001	4.73	4.01	292.90	271.20	.70	.60	.37	.33
March 31, 2002	4.77	4.21	308.00	277.20	.75	.64	.39	.34
June 30, 2002	5.14	4.40	330.55	297.25	.77	.70	.38	.34
September 30, 2002	5.15	4.38	327.95	298.95	.76	.65	.38	.33
December 31, 2002	4.81	4.28	354.25	308.75	.75	.65	.37	.33
March 31, 2003	4.96	4.34	389.05	325.70	.78	.70	.37	.34
June 30, 2003	4.89	4.35	374.65	319.15	.78	.71	.37	.34
September 30, 2003	5.35	4.54	393.75	340.55	.83	.74	.39	.35
December 31, 2003	6.01	4.73	417.75	366.50	1.05	.81	.46	.38
March 31, 2004	7.91	5.93	427.45	387.95	1.41	1.06	.52	.45

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management: Jeffrey Dahl, President & Chief Executive Officer, Robert Kell, Vice President - Exploration and Larry McLean, Vice President - Operations & Chief Financial Officer ..  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not maintain key employee insurance on any of our employees.

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the Bolivian and Chilean concessions held by our partners or us.  However, we carry out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the applicable joint venture party or the Company has acquired satisfactory title to the properties.  The possibility exists that title to one or more of the concessions held by our partners or us might be defective for various reasons.  Should any defect in title be disclosed to us, we would take all reasonable steps to perfect title to the particular concession(s) in question.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.

The development of gold, silver, copper, zinc and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold, silver or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

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

The rights and obligations associated with mineral concessions in Bolivia is governed by legislation enacted under law no. 1777 on March 17, 1997 (the "Bolivian Mining Code").  Under the Bolivian Mining Code, property available for mining and exploration activities is divided into mining units consisting of 25 hectares each (the "Units").  A person seeking to acquire a mining concession must submit a request to the Superintendent of Mines specifying, among other things, the name of the concession and code numbers corresponding to the Units which are comprised in the concession applied for.  Each concession is limited to a maximum of 2,500 Units.  Upon receipt, the application is registered in the office of the Superintendent of Mines with date and time of filing and the application is reviewed by the Technical Mines Service to determine if the Units applied for are available.  Priority between applicants is determined in accordance with the time of filing of the application.  If the concession applied for is available, the Superintendent is then required to promptly publish the application in the National Mining Gazette.  Persons claiming a prior interest in the subject area will then be given an opportunity to assert their rights within 30 days of publication.  Following disposition of these claims or, if such persons fail to defend their interests within the prescribed time, the Superintendent of Mines will, subject to payment of the required patent fee, grant the concessions and instruct official registration thereof at the Mining Registry.

A foreign corporation may only hold rights in mineral properties in Bolivia if the corporation has been registered in Bolivia.  In addition, properties within 50 km of any international border of Bolivia or the "Frontier Zone" may only be held by a Bolivian national or a corporation owned by a Bolivian national(s).  Under provisions of the Bolivian Mining Code, it is permissible for a Bolivian holder of such concessions to enter into a joint venture agreement with a foreign party.  Certain aspects of the form of joint venture and rules respecting its operation are prescribed by Bolivian law and must be complied with if the joint venture is to be effective.

We hold our property interests outside of the Frontier Zone through our Bolivian subsidiaries.  Any interests in properties within the Frontier Zone (Santa Isabel Property, Eskapa Property, El Desierto Property) are held under joint venture agreements with a Bolivian national.  For example, our interest in the Goya 1/El Bonete concessions which comprise the Santa Isabel Property is held under a joint venture agreement with the Bolivian state mining company, Corporacion Minera de Bolivia ("COMIBOL"), which owns the property (see "Item 4 - Information on the Company - Santa Isabel Property"); the Eskapa Property and El Desierto Property mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, a director of SAMEX.  Our Bolivian subsidiary, Empresa Minera Boliviana S.A. ("Emibol S.A."), earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement (originally with Multimin S.A., a company also formerly controlled by Patricio Kyllmann) dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and as part of the agreements, Emibol S.A. is required to cover all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations (see "Item 4 - Information on the Company - Eskapa Property" and El Desierto Property").

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

The Bolivian Mining Code also contains certain restrictions or requirements which may result, in certain circumstances, in the loss of mineral concessions.  These include the requirement to pay an annual tax or patent on mineral concessions (currently about US$25.00 per Unit during the first 5 years and thereafter, about US$50.00 while the Units are held).

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

The rights and obligations associated with mining concession in Chile are governed by legislation and protected by the Chilean Political Constitution enacted in 1980 (the "Constitution"). Article 19, No 24 of the Constitution, which assures the right of property, in its different forms over corporal or intangible assets, includes mining concessions within this protection.

Law No 18.097 of January 21, 1982, which has constitutional rank, regulates the granting of mining concessions and defines the mining concessions as a real and immovable right, distinctive and independent from property rights over the surface tenements, although owned by the same individual.  Such rights may be claimed against the State and any other person, may be transferred or transmitted, and may be mortgaged or subject to other real rights and, in general, to all acts and contracts.

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

The object of a mining concession is all substances over which a concession may be granted lying within its limits.  The territorial area of a mining concession comprises a solid whose upper surface is, along a horizontal plane, a parallelogram with right angles and of an indefinite depth within the vertical planes that limit it.  The area of an exploitation concession may not cover more than 10 hectares and an exploration concession may not exceed 5. 000 hectares.  The owner of the concession can hold any number of mining concession that comply with the maximum surface indicated above.

Mining concessions are established by a judicial decree given following a non adversarial proceeding, without the decisory participation of any other authority or third party.

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent) ..  In the case of an exploitation concession the annual patent fee is 2,950.2 Chilean Pesos per hectare (calculated as one tenth (1/10th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.1 = 2,950.2 Chilean Pesos) which is about US$5 per hectare of exploitation concession.  In the case of an exploration concession the annual patent fee is 590.04 Chilean Pesos per hectare (calculated as one fiftieth (1/50th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.02 = 590.04 Chilean Pesos) which is about US$1 per hectare of exploration concession.   The payment must be made in advance during the month of March of each year.  Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

A foreign corporation may hold mining rights over mining concessions in Chile without restrictions and without any discrimination regarding Chilean nationals.

Regulatory matters could impact our ability to conduct our business in Chile

As our operations are primarily related to the exploration of our properties, many governmental regulations relating to mining activities are not yet applicable to us.

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

Foreign investments in Chile can be repatriated under the Foreign Investment Regulations contained in Decree Law 600, the Foreign Investment Statute, which is based on the principle of non discrimination between foreign and local investors.  Foreign investors may enter into a foreign investment contract with of the Republic of Chile where the terms of the investments, access to foreign currency, tax matters and other importation and exportation terms can be agreed upon for a term of 10 years or 20 years, if the investments is of an amount that exceeds US$ 50,000,000.  Chile and Canada has entered into a Free Trade Agreement ("FTA"), which has been in effect since July 5, 1997.  This FTA enables Canadian investors to export products of Canadian origin into Chile without paying any custom duties and obtain relief under the double taxation provision, pursuant to which taxes paid in Chile on income generated by operations in Chile, including mining, will be used as a tax credit for the taxes levied in Canada on such income.

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

At present there are no special taxes imposed on operations in the mining sector, other than the normal taxes paid by all productive sectors, in accordance with applicable income tax legislation.  If any special taxes or royalties were to be imposed in the future upon operations in the mining sector, this may affect the future profitability of any potential mining operations on our properties.

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.  (See "Currency and Exchange Rates")

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Patricio Kyllmann (who is resident in Bolivia) and Robert Kell (who resides in the United States and Bolivia), and all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director's will ever declare cash dividends, which action is completely within their discretion.

We have reserved 7,914,417 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of April 28, 2004, we reserved 4,555,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of CDN$0.0.47).  In addition we reserved 3,359,417 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of CDN$0.0.60).  If such options and warrants are fully exercised, such common shares would constitute 10.99% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  "Compensation - Incentive Stock Options"

We believe we were a passive foreign investment company during 2003 , which may have a material affect on U.S. holders.

We believe we were a "passive foreign investment company" ("PFIC") during 2003 , which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  See Item 10. "Taxation - United States Federal Income Tax Consequences."

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

Market price of our common shares is highly volatile.  If investors' interest in the sector in which we operate declines, the price for our common shares would remain low.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock."   Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the four quarters ended November 30, 2003 ranged between CDN$0.16 and $1.63 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

This document contains forward looking statements which may differ from actual events.

The words "believes", "should be", "anticipates", "plans", "expects", "intends" and "estimates", and similar expressions, identify forward-looking statements.  These forward-looking statements are contained principally under the headings "Key Information", "Information on the Company" and "Operating and Financial Review and Prospects".  Although we believe these forward-looking statements are based on reasonable assumptions, these may not prove to be correct.  Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by such forward-looking statement.  Important factors that may cause actual results to differ materially from the expectations reflected in the forward-looking statements are set forth above. See "Special Note Regarding Forward Looking Statements".

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

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES NOR DO WE ANTICIPATE SAME UNTIL AFTER COMPLETION OF FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.

Our total mineral interests and exploration costs were $648,633 for the year ended November 30, 2003 compared to $432,388  in 2002, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising a total of $4,699,600 during fiscal 2003.   Further details applicable to anticipated capital expenditures and funding sources are detailed in "Item 5. Liquidity and Capital Resources".

We have six subsidiaries, all of which are described below.  The present inter-corporate relationship between us and our subsidiaries is illustrated in the following chart:

SAMEX Mining Corp. (British Columbia, Canada) Listed on TSX Venture Exchange

South American Mining & Exploration Corp. (British Columbia, Canada)			Minera Samex Chile S.A. (Chile)

Samex International Ltd. (Bahamas)		Bolivex S.A. (Bolivia)

Samex S.A. (Bolivia)	Emibol S.A. (Bolivia

South American Mining & Exploration Corp.

South American Mining & Exploration Corp. ("S.A.M.E.X. Corp.") was incorporated in British Columbia on November 24, 1993.  Since its inception, S.A.M.E.X. Corp. has been involved principally in the acquisition and exploration of mineral properties in South America through its operating subsidiaries in

Bolivia.  Its authorized share capital consists of 100,000,000 common shares with 7,925,001 shares outstanding, all of which are held by us.

SAMEX International Ltd.

SAMEX International Ltd. ("SAMEX International") was incorporated as an international business company under the laws of the Commonwealth of the Bahamas on August 4, 1995.  The directors and officers of SAMEX International are Patricio Kyllmann (Director, President and Secretary) and Arin Smith (Director).  Its authorized share capital consists of 5,000 common shares of which 100 are issued and outstanding, all of which are held by S.A.M.E.X. Corp.  SAMEX International functions as an international holding and finance company and holds 98% of the shares of each of SAMEX S.A. and Emibol S.A.

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994.  The directors and officers of SAMEX S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  SAMEX S.A. has authorized capital of 500,000 Bolivianos ("Bs.") and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Bolivian corporate law requires that the company have at least three shareholders and, accordingly, the shares of SAMEX S. A. as well as Bolivex S.A. and Emibol S.A. have been issued so that 2 shares are held by persons other than S.A.M.E.X. Corp. or SAMEX International.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl, directors of SAMEX. SAMEX S.A.'s primary asset is its interest in the Goya I/El Bonete concession which forms part of the Santa Isabel property referred to below.

Bolivex S.A.

Minas Bolivex S.A. ("Bolivex S.A.") was incorporated under the laws of the Republic of Bolivia on September 23, 1994.  The directors and officers of Bolivex S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  Bolivex S.A. has authorized capital of 500,000 Bolivianos (" Bs") .. and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl.  Bolivex S.A.'s primary asset is the Walter property referred to below.

Emibol S.A.

Empresa Minera Boliviana S. A. ("Emibol S.A.") was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  The directors and officers of Emibol S. A. are: Patricio Kyllmann, Peter Dahl, Jeffrey Dahl, Robert Kell (Alternate Director), Brenda McLean (Alternate Director), Larry McLean (Book Reviser).  Emibol S.A. has authorized capital of 200,000 Bolivianos (" Bs") .. and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Patricio Kyllmann and Peter Dahl.  Its principal assets are its interests in the El Desierto, Eskapa, Wara Wara and Yaretani properties in Bolivia.

Minera Samex Chile S.A.

Minera Samex Chile S. A. ("Samex Chile") was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile's principal asset is its interest in mineral concessions in the Los Zorros district in Chile.

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. ("Chalice") respecting our buy-back of a 40% interest in the Eskapa property in Bolivia - In October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement. We arranged to purchase-back this right to a 40% interest from Chalice by paying Chalice CDN$50,000 cash (paid); and issuing 200,000 of our shares to Chalice (issued November 4, 2002); and by granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property. (See Item 4 "Information on the Company" - "Description of Property" - "Eskapa Property").

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the "Los Zorros" district in Chile for US$50,000 cash (paid).  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (See Item 4 "Information on the Company" - "Description of Property" - "Los Zorros Property").

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zorros district in Chile.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004; US$50,000 by October 31, 2005; US$100,000 by October 31, 2006.  (See Item 4 "Information on the Company" - "Description of Property" - "Los Zorros Property").

We have not made any material divestitures since the beginning of the last three financial years.

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers.  Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 - 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3, and our registered and records office is located at 500 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The phone number of our head office is (604) 870-9920.  In South America, we have a field office/residence in La Paz, Bolivia and a field office/residence in Copiapo, Chile.

Business Overview.

During the fiscal year ended November 30, 2003, we were principally involved in preliminary exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration over the last several years at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report.

During the fiscal year ended November 30, 2002, we were principally involved in the compilation of an extensive exploration report on the Eskapa property in Bolivia, visiting and evaluating gold/silver prospects in the countries of Chile and Argentina, and in financing activities.

During the fiscal year ended November 30, 2001, our activities consisted principally of exploration on our Eskapa mineral property in Bolivia, as well as evaluating other potential mineral properties and financing activities.  We also conducted research and due-diligence on certain business opportunities related to natural gas recovery technology.

For the balance of 2004, we plan to carry out exploration programs focused primarily on drill testing gold-silver-copper targets at our Los Zorros property in the country of Chile.   See "Special Note Regarding Forward Looking Statements".

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES NOR DO WE ANTICIPATE SAME UNTIL AFTER COMPLETION OF FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.   THE INFORMATION CONTAINED HEREIN RESPECTING OUR MINERAL PROPERTIES IS BASED UPON INFORMATION PREPARED BY OR THE PREPARATION OF WHICH WAS SUPERVISED BY ROBERT KELL, OUR VICE PRESIDENT EXPLORATION AND A DIRECTOR AND THE COMPANY.  MR. KELL IS A "QUALIFIED PERSON" PURSUANT TO CANADIAN SECURITIES NATIONAL INSTRUMENT 43-101 CONCERNING STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS.

Description of Property

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

 In 1999, we granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

 No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.     The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have approximately 4,964 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

SAMEX's on-going exploration within the Los Zorros district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area's multiple target nature, the name of the project was changed  from El Zorro, to the plural form, Los Zorros ("The Foxes").  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional

Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I - Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target's characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II - Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony

(112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.

Target III - Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within a highly prospective copper-gold mining belt.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on unexplored portions of the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company's field office in Copiapo, Chile.

We hold an interest in approximately 4,964 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and 3,500 hectares cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (3,500 hectares), by purchase at government auction (35 hectares), by a purchase agreement (1,429 hectares), and by a purchase option contract (209 hectares).  Details of the purchase agreement and the purchase option contract are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the "Los Zorros" district for US$50,000 cash (which has been paid).  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Finder's Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder's fee, bonus and royalty:

(a)    A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

(b)    A bonus of US$150,000 payable within one year from the date of Commencement of Commercial

Production on the concessions; and

 (c)    Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.   Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   In the case of an exploitation concession the annual patent fee is 2,950.2 Chilean Pesos per hectare (calculated as one tenth (1/10th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.1 = 2,950.2 Chilean Pesos) which is about US$5 per hectare of exploitation concession.  In the case of an exploration concession the annual patent fee is 590.04 Chilean Pesos per hectare (calculated as one fiftieth (1/50th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.02 = 590.04 Chilean Pesos) which is about US$1 per hectare of exploration concession.

ESKAPA PROPERTY

  We, through our Bolivian subsidiary, EMIBOL S.A., hold a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  We have expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling 1,234,315 at November 30, 2003.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

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

In November 2000, we granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.  We arranged to purchase-back this right to a 40% interest from Chalice by:

a)  paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003, which has been paid);

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

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.  Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.

The Eskapa property covers approximately 3,700 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the "Eskapa II" concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A.

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

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement").  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

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

We have not conducted exploration on the property since 1997 and are seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

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

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held   100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi.    Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.  The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

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

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

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

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated

October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.  The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

Organizational Structure

See "History and Development of the Company" for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada which we rent on a month-to-month basis at a monthly cost of $1,430 in rent plus taxes and operating costs approximating $550.  We have a field-office/residence in La Paz, Bolivia which is also a South American residence for our Vice-President, Exploration, Robert Kell, which we rent on a month to month basis at a cost of US$500 per month.  We also have a field-office/residence in Copiapo, Chile which we rent on a month to month basis at a cost of US$600 per month which also functions as a residence for our Chilean geologic and support staff.    See "Business Overview" for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended November 30, 2003 and November 30, 2002 compared to the prior year.  The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.  Management's discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the year ended November 30, 2003.

Overview

Our business is exploration for minerals.  We do not have any properties that are in development or  production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

(a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

(b)

The cost of our exploration activities;

(c)

our ability to finance our exploration activities and general operations;

(d)

our ability to identify and exploit commercial deposits of mineralization; and

(e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

(a)

The competitive demand for quality mineral exploration properties;

(b)

Political and regulatory climate in countries where properties of interest are located;

(c)

Regulatory and other costs associated with maintaining our operations as a public company;

(d)

the costs associated with exploration activities; and

(e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type of mineralization to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the last fiscal year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Since the end of our last fiscal year, the prices of precious metals have experienced significant increases, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.

Accounting Policies

We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the enclosed audited consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions

As described in Note 2 to our consolidated financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs

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

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company's outstanding stock options.

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the Canadian Institute of

Chartered Accountants (CICA) Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 9(c) to our audited consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  Due to this change in accounting policy, "Stock-Based Compensation" expenses of $408,400 in the Consolidated Statement of Operations and Deficit were recorded in the year ending November 30, 2003, whereas no expense was recorded in this category for prior years.

Operating results

Fiscal Year Ended November 30, 2003 compared to Fiscal Year Ended November 30, 2002

During the fiscal year ended November 30, 2003, we were principally involved in exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration over the last several years at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report which recommends further drilling on the property. (See Item 4 "Information on the Company" - "Description of Property" for details concerning these properties).

Mineral interests and exploration costs for the year ended November 30, 2003 totaled $648,633 compared to $432,388 in 2002.  Our assets categorized in the consolidated financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,752,722 at November 30, 2003 from $1,219,437 at November 30, 2002.  Costs related to "Property Claims" (annual patent fees to maintain properties) were written off on the El Desierto ($2,103), Wara Wara ($5,589), Walter ($1,312), and Yaretani ($5,596) properties since no current exploration is being conducted on these properties.  At the 2003 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.

Our ability to raise funds for precious metal exploration, increased significantly over the past year, due to increasing precious metal and base metal prices and the resulting renewed market interest in mineral exploration companies.  As a result, the amount of cash on hand at November 30, 2003 was $3,577,146 as compared to $200,181 at November 30, 2002.   At November 30, 2003, we were debt-free, apart from $31,968 accounts payable consisting of general trade payables, compared to liabilities totaling $365,755 at November 30, 2002.

The following comments are related to certain categories in the Consolidated Statements of Operations and Deficit for the fiscal year ended November 30, 2003:

"Accounting and Audit" - the unusually low amount of $535 is the result of a $10,000 adjustment/ deduction in this account to correct an over-estimated accrual of $20,000 in fiscal 2002, to a revised accrual of $10,000 for fiscal 2003.

"Foreign Exchange", "Legal", "Travel and Promotion" - 2003 costs increased over 2002 costs, mainly due to increased exploration and acquisition activity by the Company in Chile.

"Mineral Interests Administration, Investigation and Evaluation" - includes operating costs related to the Company's exploration in Bolivia and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

"Office, Supplies and Miscellaneous" - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, telephone, postage, couriers, office supplies, parking, mileage.

"Regulatory Fees" - costs of $36,977, more than triple the costs of $11,028 in 2002, due mainly to fee increases by regulatory authorities, increased filing/reporting fees and costs related to SEDAR, SEDI, and EDGAR filings

"Stock-Based Compensation" - Effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 9(c) to our Audited Consolidated Financial Statements.  We now record any stock options granted after December 1, 2002 as a compensation expense.  Due to this change in accounting policy, "Stock-Based Compensation" expenses of $408,400 are recorded in the year ending November 30, 2003, whereas no expense was recorded in this category for prior years.  This compensation expense contributed significantly to the increase in our reported net loss for the fiscal year 2003 of $1,028,014 and per share loss of $0.02 as compared to a net loss of $586,796 and per share loss of $0.01 in fiscal 2002.

"Net Loss For The Period" - the "Stock-Based Compensation" expenses of $408,400 referenced above, contributed significantly to the increase in our reported net loss of $1,028,014 and per share loss of $0.02 for the fiscal year 2003 as compared to a net loss of $586,796 and per share loss of $0.01 in fiscal 2002.

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

We realized a net loss of $586,796 for the year ended November 30, 2002 or $0.01 per share compared to a net loss in 2001 of $1,016,564 or $0.03 per share.  Costs related to "Property Claims" (annual patent fees to maintain properties) were written off on the El Desierto ($5,681), Wara Wara ($5,761), Walter ($1,353), and Yaretani ($3,389) properties since no current exploration is being conducted on these properties.  At the 2002 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.  Our assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,219,437 at November 30, 2002 from $1,011,907 at November 30, 2001.

Liquidity and Capital Resources

We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2003.  We realized a net loss of $1,028,014 for the year ended November 30, 2003 or $0.02 per share compared to a net loss in 2002 of $586,796 or $0.01 per share.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the next fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.

Financing during fiscal 2003 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past year, our ability to raise funding for precious metal exploration increased significantly.  During fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options as follows:

During the first quarter (December 1, 2002 to February 28, 2003)

Warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options were exercised for the purchase of 10,000 shares for proceeds of $2,000

During the second quarter (March 1, 2003 to May 31, 2003)

Private Placement of 2,000,000 units announced May 29, 2003 - completed in third quarter

During the third quarter (June 1, 2003 to August 31, 2003)

Private Placement of 2,000,000 units at $0.25 per unit raised proceeds of $500,000

Warrants were exercised for the purchase of 573,000 shares for proceeds of $59,800

Stock Options were exercised for the purchase of 180,000 shares for proceeds of $36,000

During the fourth quarter (September 1, 2003 to November 30, 2003)

Private Placement of 859,000 units at $0.40 per unit raised proceeds of $343,600

Private Placement of 1,400,000 units at $0.70 per unit raised proceeds of $980,000

Private Placement of 930,000 units at $0.70 per unit raised proceeds of $651,000

Private Placement of 1,000,000 units at $1.00 per unit raised proceeds of $1,000,000

Warrants were exercised for the purchase of 2,967,000 shares for proceeds of $687,200

Stock Options were exercised for the purchase of 195,000 shares for proceeds of $46,000

Use of proceeds - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.  By comparison, during the fiscal year ended November 30, 2002, SAMEX raised $318,000 through private placement financing.  We disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital.  The disclosed use of proceeds was more-than fulfilled as actual expenditures/exploration on mineral properties totaled $432,388 during fiscal 2002.

Anticipated Capital Requirements

We expect that we will be able to fund the anticipated $1.8 million for our exploration programs and ongoing operations for the fiscal year ending November 30, 2004, from funds on hand.

Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees.  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the "Table of Contractual Obligations" (see below) and other operating expenses in the normal course of business.

Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities.  Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

The price of gold strengthened considerably during our fiscal year completed on November 30, 2003, as well as our share price and trading volume.  This enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants.  However, since metal prices were relatively low for much of the previous year, we were able to obtain concessions in the Los Zorros district in Chile on much more favourable terms than we would have been able to during times of more buoyant metal prices.  Based on management's analysis of market fundamentals including anticipated supply and demand for precious metals as indicated in publicly available reports and information, we anticipate that the price of gold, silver and other metals will continue to strengthen during the next 12 months which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.    Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See Risk Factors "The prices of precious metal and base metal directly impact on our profitability".

Off Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives, which are described elsewhere herein.

Table of Contractual Obligations

The following table summarizes our contractual obligations as of November 30, 2003, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Option Payments - Hochschild Option (1) Advance Royalty	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000

(1) These payments are pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments  (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see Item 4 "Information on the Company" - "Description of Property" - "Los Zorros Property").

Employees, Salaries, Payment to Related Party - During the first three quarters of fiscal 2003, we had five employees and also employed two geologists part-time in Chile.  By the fourth quarter of 2003, the number of employees increased to ten, due to increased exploration activity on our Los Zorros prospect in Chile.  By comparison, we had four employees during the first half of fiscal 2002, increasing to five employees during the remainder of 2002.    Salaries, for employees who are also directors or officers of the Company, totaled $343,663 for the fiscal year ended November 30, 2003 as compared to $341,134 for fiscal 2002.   During the fiscal year ended November 30, 2003, legal fees of $45,542 were paid to a legal firm controlled by one of our directors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at April 5 , 2004 ..  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 42 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 63 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 53 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present; Consulting geologist	November 3, 1995	June 11, 1996
Patricio G. Kyllmann, 52 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 47 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 54 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 52 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are our directors or officers, totaled $343,663 for the fiscal year ended November 30, 2003 including salaries of $84,000 to Jeffrey Dahl, our President, and $123,636 to Robert Kell, our Vice President-Exploration.  Subsequent to the 2003 fiscal year end, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows:

Jeffrey Dahl, President	$7,000
Robert Kell, Vice President - Exploration	US$7,250
Larry McLean, Vice President - Operations	$6,250
Brenda McLean, Corporate Secretary	$4,375

Stock Options Granted - On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008.  Any shares issued on the exercise of the director/officer's options are subject to a four-month hold period until March 17, 2004

Subsequent to the 2003 fiscal year end, the Compensation Committee recommended salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $45,542 for legal services during the fiscal year ended November 30, 2003.

Except as otherwise disclosed herein, we have not entered into any employment or management agreements with any of our directors or executive officers.  In addition, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance the Company's Stock Option Plan and the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.

At our Annual General Meeting held on May 22, 2003, the shareholders passed an ordinary resolution approving a "rolling" stock option plan.  Under the terms of the Company's Stock Option Plan (the "Plan"), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an "Eligible Person").  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During our fiscal year 2003 we granted stock options under the Company's Stock Option Plan on a total of 745,000 shares as follows: on August 13, 2003, stock options were granted to a consultant of the Company for the purchase of 50,000 shares at a price of $0.40 per share until expiry August 13, 2008.  On October 15, 2003, stock options were granted to two consultants of the Company for the purchase of 105,000 shares at a price of $0.63 per share until expiry October 15, 2008.  On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008.  During fiscal 2003, stock options were exercised for the purchase of a total of 385,000 shares.  Of that total, 300,000 shares were purchased by directors/officers of the

Company.

Subsequent to fiscal year 2003, on February 3, 2004, stock options were granted to employees and consultants for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.  Subsequent to fiscal 2003, stock options were exercised for the purchase of a total of 400,000 shares.  Of that total, 350,000 shares were purchased by directors/officers of the Company.

As a result, as of April 28, 2004, there were 4,555,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 3,440,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 1,115,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 19, 2000 March 19, 2002 Sept. 12, 2002 Nov. 17, 2003	300,000 150,000 100,000 125,000	$0.40 $0.20 $0.20 $1.00	April 19, 2005 March 19, 2007 Sept. 12, 2007 Nov. 17, 2008
Peter Dahl	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 100,000 75,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Robert Kell	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Larry McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Allen Leschert	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 100,000 50,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Patricio Kyllmann	April 19, 2000 Nov. 17, 2003	250,000 50,000	$0.40 $1.00	April 19, 2005 Nov. 17, 2008
Brenda McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003	150,000 100,000 40,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Richard Hughes	April 19, 2000	100,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000 Oct. 15, 2003 Feb 3, 2004	15,000 30,000 55,000	$0.40 $0.63 $1.00	April 19, 2005 Oct. 15, 2008 Feb. 3, 2009
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	30,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003	50,000 50,000	$0.20 $0.40	Nov. 12, 2007 Aug. 13, 2008
James Baughman	Oct. 15, 2003 Feb 3, 2004	75,000 75,000	$0.63 $1.00	Oct. 15, 2008 Feb. 3, 2009
Dale Dobson	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
Leopoldo Martinez	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
Manuel Avalos	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
Jorge Humphreys	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
Jean Nicholl	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
TOTAL OPTIONS at April 28, 2004		4,555,000

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

We have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Company's Stock Option Plan and in accordance with prevailing policy of the TSX Venture Exchange, as summarized in Item 6. "Directors, Senior Management and Employees; Compensation - Incentive Stock Options".

Our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

Except as disclosed herein, we have not entered into any service or employment agreements with any of our directors or officers.  We do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

Our Audit Committee is composed of directors Larry McLean (the Vice-President, Operations and Chief Financial Officer of the Company) and Peter Dahl and Allen Leschert (non-executive directors of the Company).  The audit committee's primary function is to review the annual audited financial statements with the Company's auditor prior to presentation to the Board.  The audit committee also reviews the Company's interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of directors Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established during fiscal 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

Employees.

As of April 28, 2004, we had 13 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2003 were involved in exploration on our mineral prospects in Chile.  None of our employees are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number Employees per Category and Total at Fiscal Year End
November 30, 2003	Exploration	6
	Administrative/Office	4
	Total:	10
November 30, 2002	Exploration	1
	Administrative/Office	4
	Total:	5
November 30, 2001	Exploration	1
	Administrative/Office	3
		4

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of April 2, 2004 which was the record date for the determination of shareholders entitled to vote at our Annual General Meeting to be held May 20, 2004.  There were 63,785,098 common shares issued and outstanding as of the record date, April 2, 2004.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at April 2, 2004	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	375,000	0.59%	300,000 150,000 100,000 125,000	$0.40 $0.20 $0.20 $1.00	April 19, 2005 March 19, 2007 Sept. 12, 2007 Nov. 17, 2008
Peter J. Dahl Chairman/Director	537,100	0.85%	300,000 100,000 75,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Robert E. Kell Vice President Exploration / Director	440,000	0.69%	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Larry D. McLean Vice President - Operations and Chief Financial Officer / Director	355,525	0.56%	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Allen D. Leschert Director	232,912	0.37%	300,000 100,000 50,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Patricio G. Kyllmann Director	84,700	0.14%	350,000 50,000	$0.40 $1.00	April 19, 2005 Nov. 17, 2008
Brenda McLean Corporate Secretary	233,975	0.37%	150,000 100,000 40,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to the Company.  For particulars on outstanding stock options, see "Item 6. Directors, Senior Management and Employees - Compensation - Incentive Stock Options".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at April 2 , 2004 , 63,785,098 common shares of the Company were issued and outstanding.  We had 75 shareholders of record with addresses in the United States holding an aggregate of 9,109,363 common shares representing 14.28 % of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at April 2 , 2004.

All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended November 30, 2003 and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a "Related Party"), except as follows:

On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008 as follows:

Name / Position	Date of Option	# of Shares	Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
Peter Dahl Director and Chairman	Nov. 17, 2003	75,000	$1.00	Nov. 17, 2008
Robert Kell Director, Vice President - Exploration	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
Larry McLean Director, Vice President - Operations, CFO	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
Allen Leschert Director	Nov. 17, 2003	50,000	$1.00	Nov. 17, 2008
Patricio Kyllmann Director	Nov. 17, 2003	50,000	$1.00	Nov. 17, 2008
Brenda McLean Corporate Secretary	Nov. 17, 2003	40,000	$1.00	Nov. 17, 2008

Stock Options were exercised by Related Parties as follows:

Name / Position	Date of Stock Option Exercise	Number of Shares Exercised	Price/Share	Total Cost
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Jan 16, 2003	10,000	$0.20	$2,000
Jeffrey Dahl Director, President, CEO	Aug 13, 2003	50,000	$0.20	$10,000
Patricio Kyllmann Director	Aug 26, 2003	100,000	$0.20	$20,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Oct 27, 2003	10,000	$0.20	$2,000
Patricio Kyllmann Director	Nov 13, 2003	50,000	$0.20	$10,000
Allen Leschert Director	Nov 25, 2003	100,000	$0.20	$20,000

Patricio Kyllmann Director	Dec 9, 2003	50,000	$0.20	$10,000
Peter Dahl Director and Chairman	Dec 10, 2003	100,000	$0.20	$20,000
Patricio Kyllmann Director	Feb 26, 2004	100,000	$0.40	$40,000
Patricio Kyllmann Director	Apr 8, 2004	100,000	$0.40	$40,000

Warrants were exercised by Related Parties as follows:

Name / Position	Date of Warrant Exercise	Number of Shares Exercised	Price/Share	Total Cost
Larry McLean Director, Chief Financial Officer, Vice President - Operations	Jan. 20, 2003	250,000	$0.15	$37,500
Heidi Dahl - wife of Peter Dahl, Chairman & Director	Aug. 15, 2003	65,000	$0.12	$7,800
John Michael Dahl - son of Peter Dahl, Chairman & Director	Oct. 1, 2003	20,000	$0.12	$2,400
Peter Dahl Chairman & Director	Oct. 10, 2003	150,000	$0.10	$15,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Oct. 23, 2003	15,000	$0.12	$1,800
Peter Dahl Chairman & Director	Feb.9, 2004	40,000	$0.25	$10,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	Feb. 11, 2004	40,000	$0.25	$10,000
Jeffrey Dahl Director, President, Chief Executive Officer	Feb. 19, 2004	25,000	$0.40	$10,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Feb. 25, 2004	40,000	$0.25	$10,000
Jeffrey Dahl Director, President, Chief Executive Officer	Mar 31, 2004	25,000	$0.40	$10,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Apr 2, 2004	5,000	$0.40	$2,000

Private Placement #27 - We issued an aggregate of 719,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.40 per unit under a private placement of 859,000 units sold. The Related Party subscribers were as follows:

Name and Position	Number of Units Purchased
Jeffrey P. Dahl - President & Director	100,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	10,000
Peter J. Dahl - Chairman & Director	185,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	24,000
Allen Leschert - Director	110,000
Robert Kell - Director & Vice President - Exploration	200,000

Private Placement #28 - We issued an aggregate of 140,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to close family members of directors/officers at a price of $0.70 per unit under a private placement of 930,000 units sold.  The Related Party subscribers were as follows:

Name and Position	Number of Units Purchased
Heidi Dahl - wife of Peter Dahl - Chairman & Director	20,000
John Michael Dahl - son of Peter Dahl - Chairman & Director	20,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	10,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	20,000
Walter & Alida Dahl - brother of Peter Dahl, Chairman & Director	20,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	50,000

Subsequent to the 2003 fiscal year end, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  See Item 6. "Compensation".

Subsequent to the 2003 fiscal year end, the Compensation Committee recommended salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $45,542 during the fiscal year ended November 30, 2003.

For information on transactions for Related Parties during our fiscal year ended November 30, 2002 and 2001, respectively, see our annual reports on Form 20-F for those periods.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since November 30, 2003.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

`

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 "Financial Statements", are our audited consolidated financial statements, consisting of balance sheets as at November 30, 2003 and November 30, 2002 , and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the commons shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.  See "Special Note Regarding Forward Looking Statements".

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

Period	High (CDN $)	Low (CDN $)
Financial Year 2004 (Monthly)
March, 2004	1.33	0.96
February, 2004	1.40	0.91
January, 2004	1.47	0.86
December, 2003	1.65	1.00
Financial Year 2003	1.63	0.16
Fourth Quarter	1.63	0.53
Third Quarter	0.63	0.25
Second Quarter	0.34	0.18
First Quarter	0.41	0.16
Financial Year 2002	0.42	0.03
Fourth Quarter	0.28	0.16
Third Quarter	0.40	0.15
Second Quarter	0.42	0.20
First Quarter	0.21	0.03
Financial Year 2001	0.17	0.04
Financial Year 2000	0.25	0.09
Financial Year 1999	0.68	0.15
Financial Year 1998	0.90	0.15
Financial Year 1997	2.80	0.36
Financial Year 1996	7.20	1.65

The closing price of our common shares on April 28, 2004 was CDN$0.88.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange (formerly known as the Canadian Venture Exchange Inc.), under the trading symbol "SXG" and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the trading symbol "SMXMF".

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Changes To Corporate Legisalation.

We were incorporated in British Columbia under the Company Act (British Columbia) (the "Old Act").  On March 29, 2004, the Old Act was abolished and replaced with the Business Corporations Act (British Columbia) , as amended and regulations thereto (the "New Act" or the "Business Corporations Act"), which we are now subject to.  The New Act contains a number of changes, which we will be required to effect within a two year transition period after March 29, 2004, including the following:

(1)

file a transition application with the Registrar of Companies for British Columbia (the "Registrar"), which must be authorized by either a directors' resolution or an ordinary resolution of our shareholders.  The transition application will contains a new "Notice of Articles", including our directors' names and addresses, registered and records offices, company name, authorized share structure, share issue/allotment restrictions and special rights and restrictions applicable to our shares. The Notice of Articles will replace our existing Memorandum and will take effect on the date it is filed with the Registrar;

(2)

we must alter our Articles to the extent necessary to ensure that they comply with the new Act: The new Articles must be approved by a directors' resolution or an ordinary resolution and filed in our Registered and Records office; and

(3)

we must replace our current register of members, allotments and transfers with a new central securities register and also provide certain supplemental information required under the New Act.

We intend to effect the required changes within the prescribed transition period, but have not yet done so.

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

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act , our articles of association provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee (composed of non-executive directors) to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

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

Subject to the Business Corporations Act , the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Business Corporations Act , we may also by special resolution subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

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

Furthermore, the Business Corporations Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our memorandum or articles of association, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act .  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act , shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act , of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Business Corporations Act , if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

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

Limitations On The Rights To Own Securities

Our articles of association do not provide for any limitations on the rights to own our securities. See also "Item 10.  " Exchange Controls".

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

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

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

Preferred Shares

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report:

8.     Letter Agreement dated May 3, 2002 between Christopher Dyakowski and us concerning anoption for us to acquire the Pinguino property in Argentina.  SAMEX decided not to proceed with the option and subsequently terminated the agreement effective July 12, 2002.

9.    Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer.

10.     Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and

International Chalice Resources Inc. ("Chalice") respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property.

11.     Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de

Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees,

finder's fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile.

12.     Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex

Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile (Los Zorros district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003.

13.     Stock Option Plan approved by our shareholders on May 23, 2003.

14.    Letter Agency Agreement dated May 29, 2003 between us and Canaccord Capital Corporation concerning a Brokered Private Placement of 2,000,000 Units at a price of $0.25 per Unit -

Private Placement #26

15.     Form of Subscription Agreement dated August 11, 2003 between us and four of our directors with respect to the subscription for 595,000 Units issued under the Private Placement of

859,000 Units at a price of $0.40 per Unit (Private Placement #27 )

16.     Form of Warrant Certificates issued by us to four of our directors (with respect to the subscription for 595,000 Units) pursuant to the Private Placement of 859,000 Units, exercisable until September 15, 2005 (Private Placement #27)

17.     Unilateral Purchase Option Contract Covering Mining Concessions, dated November 6, 2003,

between Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A.

Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see "Item 10.E.  Taxation."

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act.  For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2004 , the Threshold was determined to be $237 ,000,000.

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

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of SAMEX Mining Corp. (in this section only, the "Company").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares of the Company (the "Common Shares").  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this registration statement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See "Taxation—

Canadian Federal Income Tax Considerations" below).

Treaty Application to Certain Individual U.S. Holders

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

No assurance can be given that the Company will be a QFC because, although the Company believes that it is not a "passive foreign investment company," there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below).

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction."  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income).  Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income."  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income.  "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the  "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company.  The Company does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income rather than as capital gain.  The Company does not believe that it has previously been, or currently is, a FIC.  However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a

"CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the  "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.  The CFC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the CFC rules and how the CFC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, in a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election).  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly its proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."  A Non-Electing U.S. Holder generally will be required to

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the

Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company believes that it was a PFIC for the taxable year ended November 30, 2003 and expects that it will be a PFIC for the taxable year ending November 30, 2004.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

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

Subsidiary Information.

As of April 5, 2004 , we have the following subsidiaries:

a)

South American Mining & Exploration Corp. (British Columbia, Canada)

b)

SAMEX International Ltd. (Bahamas)

c)

Bolivex S.A. (Bolivia)

d)

SAMEX S.A. (Bolivia)

e)

Emibol S.A. (Bolivia)

f)

Minera Samex Chile S. A. (Chile)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in US D ollars, Chilean Pesos, and Bolivian Bolivianos ..  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See "Currency and Exchange Rates" and Item 4 - "Information on the Company".

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

Modification of Instruments Defining Rights of Security Holders.  Not Applicable.

Modification or Issuance of Other Class of Securities.  Not Applicable

Withdrawal or Substitution of Security.   Not Applicable.

Change of Trustee or Paying Agent.   Not Applicable

Use of Proceeds.  Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d - 14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company's disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Report on Internal Control Over Financial Reporting

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16.

Item 16A  Audit Committee Financial Expert

Our board of directors has determined that Larry McLean, our Chief Financial Officer, satisfies the requirements of an audit committee financial expert serving on our audit committee as defined in the instructions to Item 16A of Form 20-F.  Mr. McLean is not an independent director.

Item 16B  Code of Ethics

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations and the number of our employees expands and will consider whether we ought to adopt a formal code of ethics at a future date

Item 16C  Principal Accountant Fees and Services

Audit Fees

The aggregated fees billed by our principal accountant, Steele & Co., Chartered Accountants, for professional services rendered during the past two fiscal years for the audit of our annual financial statements or services that are normally provide by our accountant in connection with statutory and regulatory filings or engagements during those fiscal years are CDN$10,000 for the year ending November 30, 2003 and CDN$10,200 for the year ending November 30, 2002.

Audit-Related Fees

Our principal accountant, Steele & Co., Chartered Accountants, did not bill us for any assurance and related services rendered during the past two fiscal years that are reasonably related to the performance of the audit or review of our financial statements or services that are not reported under the caption "Audit Fees" above.

Tax Fees

The aggregated of fees billed by our principal accountant, Steele & Co., Chartered Accountants, for tax compliance, tax advice and tax planning rendered during the past two fiscal years were CDN$750 for the year ending November 30, 2003 and CDN$750 for the year ending November 30, 2002.  These fees related to the preparation of all necessary Canadian tax returns for the Company and its subsidiaries.

All Other Fees

Our principal accountant, Steele & Co., Chartered Accountants, did not bill us for any products and services provided during the past two fiscal years other than services reported under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

Audit Committee's Pre-approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audits, audit-related services, tax services and other services provided by the auditor.  Any services provided by our independent auditor that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Auditor's Report dated March 4, 2004

Consolidated Balance Sheets at November 30, 2003 and November 30, 2002

Consolidated Statements of Operations and Deficit for the years ended November 30, 2003 , November 30, 2002 and November 30, 2001

Consolidated Statements of Mineral Interests and Deferred Exploration Costs for the years ended November 30, 2003 , November 30, 2002 and November 30, 2001

Consolidated Statements of Cash Flow for the years ended November 30, 2003 , November 30, 2002 and November 30, 2001

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  These principles, as they pertain to our consolidated financial statements, differ from United States' generally accepted accounting principles ("U.S. GAAP") in a number of material respects, which are set out elsewhere herein.  See Note 11 to the attached consolidated financial statements.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003

(EXPRESSED IN CANADIAN DOLLARS)

STEELE & CO.*

CHARTERED ACCOUNTANTS

*Representing incorporated professionals

SUITE 808

TELEPHONE:

(604) 687-8808

808 WEST HASTINGS STREET

TELEFAX:

(604) 687-2702

VANCOUVER, B.C., CANADA V6C 1C8

EMAIL:

email@steele-co.ca

AUDITORS' REPORT

To the Shareholders

 of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (a development stage company) as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years ended November 30, 2003, 2002 and 2001 and cumulative to November 30, 2003.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2003 and 2002 and the results of its operations and cash flow for each of the years in the three-year period ended November 30, 2003 and cumulative to November 30, 2003 in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada

March 4, 2004

                                                                                                                                "STEELE & CO."

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated March 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada

March 4, 2004

                                                                                                                               "STEELE & CO."

CHARTERED ACCOUNTANTS

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (EXPRESSED IN CANADIAN DOLLARS)

	NOVEMBER 30,
	2003	2002

ASSETS

CURRENT
CASH (NOTE 3)	$3,577,146	$200,181

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	1,752,722	1,219,437
EQUIPMENT (NOTE 5)	64,187	53,238

	$5,394,055	$1,472,856

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$31,968	$54,323
ACCOUNTS PAYABLE - RELATED PARTIES	-	20,646
CURRENT PORTION OF NOTES PAYABLE (NOTE 6)	-	290,786

	31,968	365,755

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 9)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES (THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ARE TO BE ESTABLISHED BY DIRECTORS' RESOLUTION PRIOR TO EACH ISSUE)

ISSUED
62,671,848 COMMON SHARES
(2002 - 48,823,181 COMMON SHARES)	20,267,064	15,392,464

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 9)	408,400	-

DEFICIT	(15,313,377)	(14,285,363)

	5,362,087	1,107,101

	$5,394,055	$1,472,856

APPROVED BY THE DIRECTORS

"Larry McLean"

"Jeffrey Dahl"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE
	TO	YEAR ENDED NOVEMBER 30,
	NOVEMBER 30,
	2003	2003	2002	2001

OPERATIONS

ACCOUNTING AND AUDIT	$125,668	$535	$15,559	$26,958
AMORTIZATION	103,215	11,508	5,875	1,121
BANK CHARGES AND INTEREST	(35,582)	(23)	1,176	2,503
CAPITAL TAX	5,835	-	-	-
CONSULTING	118,249	3,292	10,668	8,730
FOREIGN EXCHANGE	(182,715)	10,227	1,552	10,706
INTEREST ON NOTES PAYABLE	137,580	18,550	18,833	33,074
LEGAL	516,977	65,640	28,573	23,337
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,857,115	100,748	150,999	236,829
OFFICE, SUPPLIES AND MISCELLANEOUS	751,022	53,871	47,375	65,077
PRINTING	134,413	7,742	5,739	3,383
REGULATORY FEES	169,420	36,977	11,289	19,055
SALARIES AND BENEFITS	2,248,380	231,605	239,467	240,818
SHARE TRANSFER AGENT	75,262	11,555	11,028	6,060
STOCK-BASED COMPENSATION	408,400	408,400	-	-
TRAVEL AND PROMOTION	528,705	52,787	22,479	8,722

NET LOSS FROM OPERATIONS	7,961,944	1,013,414	570,612	686,373

GAIN ON SALE OF MARKETABLE SECURITIES	(8,827)	-	-	(8,827)

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,360,260	14,600	16,184	339,018

NET LOSS FOR THE PERIOD (NOTE 8)	15,313,377	1,028,014	586,796	1,016,564

DEFICIT BEGINNING OF THE PERIOD	-	14,285,363	13,698,567	12,682,003

DEFICIT END OF THE PERIOD	$15,313,377	$15,313,377	$14,285,363	$13,698,567

NET LOSS PER COMMON SHARE		$.02	$.01	$.03

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

EXPENDITURES FOR THE PERIOD	$547,885	$223,714	$(172)

WRITTEN OFF DURING THE PERIOD
EL DESIERTO - BOLIVIA	(2,103)	(5,681)	(155,001)
WARA WARA - BOLIVIA	(5,589)	(5,761)	(170,630)
WALTER - BOLIVIA	(1,312)	(1,353)	(4,959)
YARETANI - BOLIVIA	(5,596)	(3,389)	(1,070)
ABANDONED PROPERTIES	-	-	(7,358)
BALANCE BEGINNING OF THE PERIOD	1,219,437	1,011,907	1,351,097

BALANCE END OF THE PERIOD	$1,752,722	$1,219,437	$1,011,907

SUMMARY OF DEFERRED COSTS

BOLIVIA
ESKAPA	$1,234,315	$1,154,696	$905,040
EL DESIERTO	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
EL ZORRO	451,419	-	-
UNALLOCATED ADVANCES	61,988	59,741	101,867

	$1,752,722	$1,219,437	$1,011,907

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

ESKAPA - BOLIVIA

AMORTIZATION	$2,733	$2,733	$-
DRILLING AND SUB-CONTRACTS	907	35,088	360,464
FIELD SUPPLIES	-	13,974	8,685
FOOD AND LODGING	21,604	18,178	27,520
FUEL	-	315	9,792
GEOLOGY, MAPPING AND SURVEYS	46,044	109,847	153,052
LEGAL	283	823	1,329
PROPERTY CLAIMS	8,632	4,608	3,134
REPAIRS AND MAINTENANCE	-	2,844	3,508
SITE ADMINISTRATION	-	416	3,240
TRAVEL	2,841	18,505	8,321
RECOVERY OF COSTS	(3,425)	(57,675)	(584,371)
RE-ACQUISITION OF INTEREST	-	100,000	-

	$79,619	$249,656	$(5,326)

EL DESIERTO - BOLIVIA

AMORTIZATION	$-	$-	$(260)
DRILLING AND SUB-CONTRACTS	-	-	12,726
FOOD AND LODGING	-	-	470
FUEL	-	-	503
LEGAL	-	-	248
PROPERTY CLAIMS	2,103	5,681	7,220
REPAIRS AND MAINTENANCE	-	-	1,292
RECOVERY OF COSTS	-	-	(17,160)

	$2,103	$5,681	$5,039

WARA WARA - BOLIVIA

AMORTIZATION
DRILLING AND SUB-CONTRACTS	$-	$-	$419
FOOD AND LODGING	-	-	123
FUEL	-	-	132
LEGAL	-	-	(3,661)
PROPERTY CLAIMS	5,589	5,761	3,718
REPAIRS AND MAINTENANCE	-	-	4

	$5,589	$5,761	$735

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

WALTER - BOLIVIA

DRILLING AND SUB-CONTRACTS	$-	$-	$198
PROPERTY CLAIMS	1,312	1,353	4,761

	$1,312	$1,353	$4,959

YARENTI - BOLIVIA

DRILLING AND SUB-CONTRACTS	$-	$-	$1,959
FOOD AND LODGING	-	-	296
FUEL	-	-	318
LEGAL	-	-	44
PROPERTY CLAIMS	5,596	3,389	(1,561)
REPAIRS AND MAINTENANCE	-	-	14

	$5,596	$3,389	$1,070

EL ZORRO - CHILE

DRILLING AND SUB-CONTRACTS	$138,354	$-	$-
FIELD SUPPLIES	17,194	-	-
FOOD AND LODGING	39,448	-	-
GEOLOGY, MAPPING AND SURVEYS	95,686	-	-
MINERAL INTEREST	123,905	-	-
SITE ADMINISTRATION	11,418	-	-
TRAVEL	25,414	-	-

	$451,419	$-	$-

ABANDONED PROPERTIES

AGUA DE CASTILLA - BOLIVIA	$-	$-	$1,923
SORA SORA - BOLIVIA	-	-	5,435

	$-	$-	$7,358

OTHER

EXPLORATION ADVANCES (RECOVERIES)	$2,247	$(42,126)	$(14,007)

EXPENDITURES FOR THE PERIOD	$547,885	$223,714	$(172)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO
	NOVEMBER 30,	YEAR ENDED NOVEMBER 30,
	2003	2003	2002	2001

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(15,313,377)	$(1,028,014)	$(586,796)	$(1,016,564)
ADD NON-CASH ITEMS
COMMON SHARES - FOR SERVICES	29,300	-	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,360,260	14,600	16,184	339,018
AMORTIZATION	103,215	11,508	5,875	1,121
STOCK-BASED COMPENSATION	408,400	408,400	-	-

	(7,412,202)	(593,506)	(564,737)	(676,425)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
CURRENT ASSETS	-	-	-	3,000
CURRENT LIABILITIES	369,056	(43,001)	(210,619)	272,642

	(7,043,146)	(636,507)	(775,356)	(400,783)

FINANCING ACTIVITIES
NOTES PAYABLE	300,000	(90,786)	(9,411)	33,074
COMMON SHARES - FOR CASH	19,525,676	4,674,600	1,046,430	479,000
SHARE SUBSCRIPTIONS	-	-	-	(40,000)

	19,825,676	4,583,814	1,037,019	472,074

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(8,772,854)	(533,872)	(153,504)	22,332
EQUIPMENT	(432,530)	(36,470)	(19,013)	-

	(9,205,384)	(570,342)	(172,517)	22,332

CHANGE IN CASH FOR THE PERIOD	3,577,146	3,376,965	89,146	93,623

CASH BEGINNING OF THE PERIOD	-	200,181	111,035	17,412

CASH END OF THE PERIOD	$3,577,146	$3,577,146	$200,181	$111,035

SUPPLEMENTAL INFORMATION
INTEREST PAID	$137,580	$18,550	$18,833	$33,074

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

  SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

1.    BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year ends of the Bolivian subsidiaries is September 30 and the Chilean subsidiary is December 31.

COMPANY	LOCATION	OWNERSHIP
South American Mining & Exploration Corp.	Canada	100%
Samex International Ltd.	Bahamas	100%
Samex S.A.	Bolivia	98%
Bolivex S.A.	Bolivia	98%
Emibol S.A.	Bolivia	99%
Minera Samex Chile S.A.	Chile	99.9%

2.    ACCOUNTING POLICIES

a.

Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2003, the Company had not commenced operations and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2003 and 2002, the Company reported net losses of $1,028,014 and $586,796 respectively.

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

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

2.

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

e.

Equipment

Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates:

Office equipment	over 4 to 10 years
Exploration equipment	over 4 to 8 years
Vehicles	over 5 year s

f.

Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company in accordance with the terms of its stock option plan.  For options granted prior to November 30, 2002, no compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.  For options granted after December 1, 2002, the Company has adopted the new recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments".

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

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

3.

CASH

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  At the year end, the Canadian dollar equivalents were as follows:

	2003	2002

Canadian dollars	$3,549,597	$195,827
U.S. dollars
in Canada	1,012	345
in Bolivia	2,242	4,009
Chilean Pesos
in Chile	24,295	-

	$3,577,146	$200,181

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia

The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of U.S. $2,000,000 to be paid from production.

b.

Chile

The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements.  During the year the Company acquired a mineral interest for U.S. $50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire additional mineral interests for consideration of U.S. $230,000 (U.S. $30,000 paid).  The remaining option payments are due: October 31, 2004 - U.S. $50,000; October 31, 2005 - U.S. $50,000 and October 31, 2006 - U.S. $100,000.  A 2% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2003	2002

Office equipment	$83,322	$56,766	$26,556	$28,139
Exploration equipment	129,194	114,064	15,130	25,066
Vehicles	85,604	63,103	22,501	33

	$298,120	$233,933	$64,187	$53,238

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

6.

NOTES PAYABLE

During the year, the terms of the note payable were amended as follows:

- the maturity date was extended to July 31, 2005;

- the conversion term was extended to June 30, 2004; and

- the conversion price was changed to $.30 per note unit.

Subsequent to the amendment, the holder converted $200,000 into 666,667 note units.  The note units consist of one common share and one share purchase warrant with a one-year term.  One share purchase warrant plus $0.35 entitle the holder to one common share.

7.

RELATED PARTY TRANSACTIONS

During the year, a Canadian director charged the Company $45,542 for legal services, the Company's directors participated in a private placement and acquired 297,500 share purchase warrants at $.40.

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income in Canada, Chile and Bolivia.  As at November 30, 2003, Canadian operating losses of approximately $3,999,000 were available for carry forward.  The availability of these losses expires as follows: 2004 - $678,000; 2005 -$511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; and 2010-$880,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,600,000.  No future tax benefits have been recognized in the accounts and the losses are not transferrable between the corporate entities and tax jurisdictions.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

9.

SHARE CAPITAL

a. Issued	NUMBER	CONSIDERATION

Balance November 30, 2001	41,000,881	$14,055,144

Private placements
@ $.15 per share	2,120,000	318,000
Warrants exercised
@ $.10 per share	140,000	14,000
@ $.12 per share	30,000	3,600
@ $.15 per share	667,000	100,050
@ $.20 per share	2,176,400	435,280
@ $.25 per share	750,000	187,500
Issued for conversion of notes payable @ $.40 per share	250,000	100,000
Issued for settlement of debt @ $.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest @ $.25 per share	200,000	50,000
Share issue costs
Cash	-	(12,000)
Common shares
@ $.15 per share	80,000	-

Balance November 30, 2002	48,823,181	15,392,464

Private placements
@ $.25 per share	2,000,000	500,000
@ $.40 per share	859,000	343,600
@ $.70 per share	2,330,000	1,631,000
@ $1.00 per share	1,000,000	1,000,000
Incentive stock options exercised
@ $.20 per share	350,000	70,000
@ $.40 per share	35,000	14,000
Warrants exercised
@ $.10 per share	1,120,000	112,000
@ $.12 per share	1,100,000	132,000
@ $.15 per share	1,808,000	271,200
@ $.20 per share	4,000	800
@ $.25 per share	2,040,000	510,000
@ $.30 per share	50,000	15,000
@ $.40 per share	250,000	100,000
Issued for conversion of notes payable
@ $.30 per share	666,667	200,000
Share issue costs
Cash	-	(25,000)
Common shares
@ $.25 per share	80,000	-
@ $.40 per share	10,000	-
@ $.70 per share	146,000	-

Balance November 30, 2003	62,671,848	$20,267,064

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

9.

SHARE CAPITAL (CONTINUED)

b.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  Generally, options granted have a maximum term of five years and an exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture exchange.

BALANCE NOVEMBER 30, 2002	ISSUED (EXERCISED)	BALANCE NOVEMBER 30, 2003	EXERCISE PRICE	TERMS

2,460,000	(35,000)	2,425,000	$.40	April 19, 2005
1,480,000	(350,000)	1,130,000	$.20	March 19, 2007
275,000	-	275,000	$.20	September 12, 2007
50,000	-	50,000	$.20	November 12, 2007
-	50,000	50,000	$.40	August 13, 2008
-	105,000	105,000	$.63	October 15, 2008
-	590,000	590,000	$1.00	November 17, 2008

4,265,000	360,000	4,625,0000

During the year, the Company's directors and officers were granted incentive stock options to acquire 590,000 common shares at $1.00.

Subsequent to the year end, stock options were exercised to acquire 150,000 shares for $60,000 and 150,000 shares for $30,000. Stock options to acquire 330,000 shares at $1.00 per share to February 3, 2009 were granted subsequent to the year end.

As at November 30, 2003, the weighted average remaining contractual life of the options is 2.5 years and the weighted average exercise price is $ .41.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

9.

SHARE CAPITAL (CONTINUED)

a.

Share Issue Commitments (Continued)

(ii)

Share Purchase Warrants

BALANCE	ISSUED	BALANCE	EXERCISE PRICE
NOVEMBER 30, 2002	(EXERCISED)	NOVEMBER 30, 2003		TERMS

1,808,000	(1,808,000)	-	$.15	January 30, 2003
1,120,000	(1,120,000)	-	$.10	November 1, 2003
1,100,000	(1,100,000)	-	$.12	November 15, 2003
2,200,000	(2,044,000)	156,000	$.25	March 5, 2004
250,000	(250,000)	-	$.40	June 30, 2004
-	666,667	666,667	$.35	September 11, 2004
-	1,390,000	1,390,000	$.30	June 11, 2005
-	434,500	434,500	$.40	September 15, 2005
-	756,000	756,000	$.80	November 7, 2005
-	482,000	482,000	$.80	November 27, 2005
-	500,000	500,000	$1.05	November 28, 2005

6,478,000	(2,092,833)	4,385,167

Subsequent to the year end, warrants were exercised to acquire 120,000 shares for $30,000, 52,750 shares for $15,825, 400,000 shares for $140,000 and 32,500 shares for $13,000.

As at November 30, 2003, the weighted average remaining contractual life of the share purchase warrants is 1.5 years and the weighted average exercise price is $.55.

c.

Stock-Based Compensation

The Company has elected to measure compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  The compensation expense of $408,400 has been recorded in the statement of operations for the year.  Under the transitional provisions of the CICA Handbook Section 3870, comparative figures are not required.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Expected dividend yield

0%

Expected stock price volatility

38%

Risk-free interest rate

3.5%

Expected life of options

5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

10.

SEGMENTED INFORMATION (CONTINUED)

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

2003	DOMESTIC		SOUTH AMERICA		TOTAL

Operating expenses
Amortization		$6,805		$4,703		$11,508
Foreign exchange		-		10,227		10,227
Interest on notes payable		18,550		-		18,550
Mineral interests administration, investigation and evaluation		-		100,748		100,748
Salaries		231,605		-		231,605
Stock-based compensation		408,400		-		408,400
Administration and general		210,726		21,650		232,376

Net loss from operations
Mineral interests and deferred exploration costs written off		-		14,600		14,600

Net loss for the year	$		$			$1,028,014
Expenditure for equipment and mineral interests		$3,888		$580,467		$584,355
Equipment and mineral interests		$14,729		$1,802,180		1,816,909
Total assets		$3,565,338		$1,828,717		$5,394,055

2002

Operating expenses
Amortization		$5,875		$-		$5,875
Foreign exchange		-		1,552		1,552
Interest on notes payable		18,833		-		18,833
Mineral interests administration, investigation and evaluation		-		150,999		150,999
Salaries		239,467		-		239,467
Administration and general		153,886		-		153,886

Net loss from operations
Mineral interests and deferred exploration costs written off		-		16,184		16,184

Net loss for the year	$		$		$
Expenditure for equipment and mineral interests		$19,013		$223,714		$242,727
Equipment and mineral interests		$17,646		$1,255,029		$1,272,675
Total assets		$213,818		$1,259,038		$1,472,856

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

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

Consolidated Statement of Operations	2003	2002	2001

Net loss as shown on the financial statements - Canadian basis	$1,028,014	$586,796	$1,016,564
Deferral of translation gain on inter- company transactions of a long-term investment nature	(30,091)	(1,268)	(11,101)
Write-down of mineral interests and deferred exploration costs without established commercial reserves	533,285	207,530	(339,190)

Net loss - U.S. basis	$1,531,208	$793,058	$$666,273
Basic loss per share - U.S. basis	$.03	$.02	$.02
Weighted average number of common shares outstanding	53,770,098	46,416,823	37,503,798

Consolidated Statement of Cash Flow	2003	2002	2001

Operating activities	$(1,140,288)	$(927,592)	$(367,350)
Financing activities	$4,553,723	$1,035,751	$460,973
Investing activities	$(36,470)	$(19,013)	$-

Consolidated Balance Sheet	2003		2002
	Cdn. Basis	U.S. Basis	Cdn. Basis	U.S. Basis
Assets
Current	$3,577,146	$3,577,146	$200,181	$200,181
Mineral interests	1,752,722	-	1,219,437	-
Capital	64,187	64,187	53,238	53,238

	$5,394,055	$3,641,333	$1,472,856	$253,419

Liabilities
Current	$31,968	$31,968	$365,755	$365,755
Shareholders' equity	5,362,087	3,609,365	1,107,101	(112,336)

	$5,394,055	$3,641,333	$1,472,856	$253,419

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Statement of Shareholders' Equity

	COMMON SHARES					TOTAL
			TRANSLATION	CONTRIBUTED		SHAREHOLDERS'
	SHARES	AMOUNT	ADJUSTMENT	SURPLUS	DEFICIT	EQUITY

Balance at November 30, 2000	34,935,881	$13,451,946	$212,984	$-	$(14,246,084)	$(581,154)
Net loss	-	-	-	-	(666,273)	(666,273)
Share subscriptions	-	100,890	-	-	-	100,890
Change in the year	6,065,000	643,198	(11,101)	-	-	632,097

Balance at November 30, 2001	41,000,881	14,196,034	201,883	-	(14,912,357)	(514,440)
Net loss	-	-	-	-	(793,058)	(793,058)
Share subscriptions	-	(140,890)	-	-	-	(140,890)
Change in the year	7,822,300	1,337,320	(1,268)	-	-	1,336,052

Balance at November 30, 2002	48,823,181	15,392,464	200,615	-	(15,705,415)	(112,336)
Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)
Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at November 30, 2003	62,671,848	$20,267,064	$170,524	$408,400	$(17,236,623)	$3,609,365

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.

*Altered Memorandum of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our "1995 Annual Report");

1.2.

* Change of Name Certificate for SAMEX (previously filed with the 1995 Annual Report);

1.3.

* Altered Articles of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our "1998 Annual Report");

1.4.

* Altered Memorandum of SAMEX respecting the increase of authorized share capital (previously filed with our 1998 Annual Report);

4.5.

*Debt Settlement Agreement dated July 26, 2001 between Exploration Core Drilling S.R.L. - FJT and us concerning the settlement of CDN $164,198 (US$106,900) debt by issuing 1,200,000 common shares of SAMEX Mining Corp. (previously filed as an exhibit to our Form 20F Annual Report for the period ended November 30, 2001 ("our 2001 Annual Report"));

4.6.

*Amendment Letter dated August 10, 2001 concerning certain amendments to the Eskapa Property Option Agreement dated November 15, 2000 between us and International Chalice Resources Inc. (previously filed with our 2001 Annual Report);

4.7.

*Form of Subscription Agreement dated October 17, 2001 between us and one of our directors with respect to the subscription for 150,000 Units issued under the Private Placement of 1,260,000 Units at a price of $0.10 per Unit (Private Placement #23) (previously filed with our 2001 Annual Report);

4.8.

*Form of Warrant Certificates issued by us pursuant to the Private Placement of 1,260,000 Units (Private Placement #23), exercisable until November 1, 2003 (previously filed with our 2001 Annual Report);

4.9.

*Shares For Debt Settlement - Four Letter Agreements dated November 8, 2001 between us and four of our directors concerning the settlement of outstanding debt owed for unpaid salaries or unpaid legal fees (previously filed with our 2001 Annual Report);

4.10.

*Form of Subscription Agreement dated February 11, 2002 between us and one of our directors with respect to the subscription for 40,000 Units issued under the Private Placement of 2,120,000 Units at a price of $0.15 per Unit (Private Placement #25) (previously filed with our 2001 Annual Report);

4.11.

*Form of Warrant Certificates issued by us pursuant to the Private Placement of 2,120,000 Units (Private Placement #25), exercisable until March 5, 2004 (previously filed with our 2001 Annual Report);

4.12.

* Amendment Letter dated February 28, 2002 concerning amendments to the option price and term of the Eskapa Property Option Agreement dated November 15, 2000 and as amended August 10, 2001  between us and International Chalice Resources Inc. (previously filed with our 2001 Annual Report);

4.13.

* Form of Stock Option Agreements dated March 19, 2002 between us and our directors, officers, employees and consultants (previously filed with our 2001 Annual Report);

4.14

* Letter Agreement dated May 3, 2002 between Christopher Dyakowski and us concerning an option for us to acquire the Pinguino property in Argentina  SAMEX decided not to proceed with the option and subsequently terminated the agreement effective July 12, 2002 (previously filed with our 2001 Annual Report) ;

4.15

* Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer (previously filed with our 2002 Annual Report) ;

4.16

* Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. ("Chalice") respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property (previously filed with our 2002 Annual Report);

4.17

* Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees, finder's fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile (previously filed with our 2002 Annual Report);

4.18

* Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile ( Los Zorro s district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003 (previously filed with our 2002 Annual Report);

4.19

* Stock Option Plan approved by our shareholders on May 23, 2003 (previously filed with our 2002 Annual Report);

4.20

Letter Agency Agreement dated May 29, 2003 between us and Canaccord Capital Corporation concerning a Brokered Private Placement of 2,000,000 Units at a price of $0.25 per Unit - Private Placement #26;

4.21

Form of Subscription Agreement dated August 11, 2003 between us and four of our directors with respect to the subscription for 595,000 Units issued under the Private Placement of 859,000 Units at a price of $0.40 per Unit - Private Placement #27;

4.22

Form of Warrant Certificates issued by us to four of our directors (with respect to the subscription for 595,000 Units) pursuant to the Private Placement of 859,000 Units, exercisable until September 15, 2005 - Private Placement #27;

4.23

Unilateral Purchase Option Contract Covering Mining Concessions, dated November 6, 2003, between Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A.;

8.1

         Our subsidiaries.  See also Item 4. A.  History and Development Of The Company ;

12.1        Certification of Chief Executive Officer under Rule 13a-4(a);

12.2

Certification of Chief Financial Officer under Rule 13a-4(a);

13.1

Sarbanes Oxley 906 Certification of Chief Executive Officer ;

1 3.2

Sarbanes Oxley 906 Certification of Chief Financial Officer

*PREVIOUSLY FILED

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMEX Mining Corp.

Date:   April 28, 200 4

"Jeffrey P. Dahl"

Jeffrey P. Dahl

Chief Executive Officer

"Larry D. McLean"

Larry D. McLean

Chief Financial Officer

Exhibit 4.20

CANNACCORD CAPITAL CORPORATION

May 29, 2003

Samex Mining Corp.

#301 - 32920 Ventura Avenue

Abbotsford, B.C.

V2S 6J3

ATTENTION:  MR. JEFFREY DAHL

Dear Sirs:

RE:

SAMEX MINING CORP. (THE "ISSUER")

PRIVATE PLACEMENT OF UP TO 2,000,000 UNITS

OF THE ISSUER AT A PRICE OF $0.25 PER UNIT

Samex Mining Corp. (the "Issuer") hereby appoints Canaccord Capital Corporation (the "Agent") as its exclusive Agent and the Agent accepts the appointment and agrees to act as the exclusive agent of the Issuer to use its commercially reasonable efforts to find and introduce to the Issuer potential investors (the "Placees") to purchase, by way of private placement exemptions from the prospectus requirements of the Securities Act , British Columbia, Securities Act , Alberta, and Securities Act, Ontario and the rules and regulation promulgated thereunder (collectively, the "Acts"), up to 2,000,000 units of the Issuer (the "Units") at a purchase price of $0.25 per Unit (the "Private Placement").

Each Unit will consist of one share (a "Share") and one-half of one non-transferable share purchase warrant (a "Warrant").  One whole Warrant will entitle the holder to purchase one additional common share of the Issuer (a "Warrant Share") for $0.30 for a period of two years.

The Warrants will be non-transferable, and the certificates representing the Warrants, will among other things, include provisions for the appropriate adjustment in class, number and price of the Warrant Shares issued upon exercise of certain events, including any subdivision, consolidation, or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

The Issuer covenants and agrees that it will abide by and comply with the provisions and policies of the Act and the TSX Venture Exchange (the "Exchange") and will complete all filings required of the Issuer under the Act and by the Exchange in connection with the Private Placement.

The Issuer and the Agent will cause the issuance and sale of the Units contemplated hereby (the "Closing") to take place on one or more days, however, the final Closing will not occur more than 45 days after the date of the preliminary letter of the Exchange for the Private Placement or such other day as may be acceptable to the Exchange.  In consideration of the services to be performed by the Agent under this Agreement, the Issuer shall pay to the Agent at each Closing an Agent's fee consisting of either a cash commission of 8% of the gross proceeds received by the Issuer from the sale of the Units on such Closing or, at the election of the Agent, the Agent may take up to one half of its fee in agent's units, payable by the issuance of up to 80,000 units of the Issuer (the "Agent's Units").  The Agent's Units will have the same terms as the clients' Units.  The Issuer also agrees to issue the Agent at each Closing such number of Agent's Warrants which is equal to 20% of the number of Units sold on such Closing.  Each Agent's Warrant will entitle the Agent to purchase one additional share of the Issuer, and will be exercisable for two years from the Closing, at a price of $0.30 per share.

The Issuer will also pay the Agent, on the first Closing or cancellation of the Private Placement unless the cancellation is due to the Agent's breach of this Agreement, and administration fee of up to $5,000 for the

Agent's services in connection with the co-ordination and review of the Private Placement.

On each Closing, the Issuer will cause the Units to be issued and registered in the names of the Placees or their nominees.  The Issuer will endorse the certificates representing the shares, the Warrants and the Agent's Warrants with the following legends:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before [insert the date that is four months and a day after the Closing date]"

"Without prior approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred hypothecated or otherwise traded on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert the date following the fourth month after the Closing date]"

The Agent may terminate its obligations under this Agreement and the obligations of the investors under the subscription agreements by notice in writing to the Issuer at any time before final Closing, if:

a)

an adverse "material change" or an adverse change in "material fact" (as those terms are defined in the Act) in the affairs of the Issuer, or relating to the Units, occurs or is announced by the Issuer;

b)

there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, or the business of the Issuer or any subsidiary of the Issuer, or the ability of the Agent to perform its obligations under this Agreement,

c)

or an investor's decision to purchase the Units, even if the investor has already executed a subscription agreement for all or a portion of the Private Placement;

d)

following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or of the state of the financial markets in general, or the state of the market for the Issuer's securities in particular, the Agent determines, in its sole discretion, that it is not in the interest of the Placees to complete the purchase and sale of the Units; or

e)

the securities cannot, in the opinion of the Agent, be distributed due to the state of the financial markets;

f)

an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer's directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority;

g)

any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer prohibiting or restricting the Private Placement or the Distribution is made by a competent regulatory authority and that order is still in effect; or

h)

the Issuer is in breach of a term in this Agreement.

The Agent will not assign this Agreement or any of its rights under this Agreement nor, with respect to the Units, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the consent of the Issuer and notice has been given to and accepted by the regulatory authorities.

The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the compensation provided to the Agent.

The Issuer will notify the Agent of the terms of any further brokered equity financing with gross proceeds in excess of $1,000,000 that it requires or proposes to obtain during the 12 months following the reference date of this Agreement and the Agent will have the right of first refusal to provide any such financing.

The right of first refusal must be exercised by the Agent within 10 days following the receipt of the notice by notifying the Issuer that it will provide such financing on the terms set out in the notice.

If the Agent fails to give notice within 10 days that it will provide such financing upon the terms set out in the notice, the Issuer will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Issuer, subject to obtaining the acceptance of the regulatory authorities.

The right of first refusal will not terminate if, on receipt of any notice from the Issuer under this Section, the Agent fails to exercise the right.

The Issuer will file this Agreement, together with all other required documents and filing fees and will do all things required by the rules and policies of the Exchange in order to obtain the approval of the Exchange to the Private Placement and will provide the Agent with copies of all such documents and any correspondence with the Exchange.

The Issuer will pay all of the expenses of the Private Placement and all the expenses reasonably incurred by the Agent in connection with the Private Placement whether or not the Private Placement completed and authorizes the Agent to deduct such expenses from the proceeds from the sale of the Units.

On each Closing, the Issuer will deliver to the Agent a favourable opinion of the Issuer's solicitor dated as of the Closing, in a form acceptable to the Agent, as to all legal matters reasonably requested by the Agent relating to the business of the Issuer and the creation, issuance and sale of the Units.  The issuer will also deliver to the Agent, on each Closing, such other certificates, comfort letter or opinions of its auditors or other experts who may have assisted in the preparation of any documents relating to the Private Placement or the affairs of the Issuer, as the Agent may reasonably request.

The Issuer will indemnify the Agent and each of the Agent's agents, directors, officers and employees (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") and save them harmless against all losses, claims, damages or liabilities:

a)

existing by reason of an untrue statement contained in all prospectuses, filing statements and press releases filed with the applicable regulatory authorities, in the subscription agreement or other written or oral representation made by the Issuer to a Placee or potential Placee in connection with the Private Placement, or in any offering document or other written or oral representation made by the Issuer in connection with the Private Placement, or by reason of the omission to state any fact necessary to make such statements or representations not misleading (except for information and statements supplied by and relating solely to the Agent);

b)

arising directly or indirectly out of any order made by any regulatory authority that trading in or distribution of any of the Issuer's securities is to cease;

c)

resulting from the failure by the Issuer to obtain the requisite regulatory approval to the Private Placement unless the failure to obtain such approval is the result of a breach of this Agreement by the Agent;

d)

if the Issuer fails to issue and deliver the certificates representing the Units in the form and denominations satisfactory to the Agent at the time and place required by the Agent with the result that any completion of a sale of the Units does not take place; or

e)

if, following the completion of a sale of any of the Units, a determination is made by any competent authority setting aside the sale, unless that determination arises out of an act or omission by the Agent.

If any action or claim is brought against an Indemnified Party in respect of which indemnity may be sought from the Issuer pursuant to this Agreement, the Indemnified Party will promptly notify the Issuer in writing.

The Issuer will assume the defense of the action or claim, including the employment of counsel and the payment of all expenses.

The Indemnified Party will have the right to employ separate counsel, and the Issuer will pay the fees and expenses of such counsel.

The indemnity provided for in this Agreement will not be limited or otherwise affected by any other indemnity obtained by the Indemnified Party from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

If indemnification under this Agreement is found in a final judgment (not subject to further appeal) by a court of competent jurisdiction not to be available for reason of public policy, the Issuer and the Indemnified Parties will contribute to the losses, claims, damages, liabilities or expenses (or actions in respect thereof) for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to and fault of the Issuer, on the one hand, and the Indemnified Parties on the other hand, in connection with the matter giving rise to such losses, claims, damages, liabilities or expenses (or actions in respect thereof).  No person found liable for a fraudulent misrepresentation (within the meaning of applicable securities laws) will be entitled to contribution from any person who is not found liable for such fraudulent misrepresentation.

To the extent that any Indemnified Party is not a party of this Agreement, the Agent will obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

The Issuer will promptly provide the following to the Agent:

a)

copy of the press release issued in respect of the Private Placement;

b)

copy of the "Notice Letter" to the Exchange pursuant to Exchange Policy;

c)

copy of the preliminary Exchange's acceptance letter in response to the Notice Letter;

d)

copies of Form 2A's from all the directors of the Issuer

e)

copies of all correspondence regarding this private placement between all regulatory authorities and the Issuer and/or its solicitors;

f)

form of subscription agreement, Risk Acknowledgement, Accredited Investor Questionnaire, Corporate Placee Registration Form and Form 4D2 Portfolio Manager - Additional Undertaking and Certification;

g)

current audited and unaudited financial statements;

h)

a retainer in the amount of $5,000;

i)

a copy of the Issuer's Annual Information Form; and

j)

a copy of the Issuer's Technical Report.

If the foregoing terms and conditions of the agency appointment are acceptable to yourself, please indicate the same by signing and returning the enclosed copy of this letter.

Yours truly,

CANACCORD CAPITAL CORPORATION

" Peter M. Brown "

Peter M. Brown

Chairman

The foregoing terms and conditions are hereby accepted and agreed to on behalf of Samex Mining Corp on the " 4th " day of " June ", 2003.

SAMEX MINING CORP.

Per:   " Jeffrey Dahl "

Exhibit 4.21

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT , dated for reference August 11, 2003 is made

BETWEEN:

SAMEX MINING CORP. , a company duly incorporated under the laws of the Province of British Columbia and having an office at #301 - 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3

(the "Issuer");

OF THE FIRST PART

AND:

_________________________________________________ being the undersigned Purchaser for Units of the Issuer having the address set forth on the execution page hereof

(the "Purchaser").

OF THE SECOND PART

WHEREAS:

A.

The Issuer is listed on the TSX Venture Exchange (the "Exchange") and is subject to the regulatory jurisdiction of the Exchange and the British Columbia Securities Commission (the "Commission") and the Alberta Securities Commission (the "ASC");

B.

The Purchaser, as principal, hereby unconditionally subscribes for and agrees to purchase the securities of the Issuer, as more particularly described below, at the subscription price set out upon, and subject to the following terms and conditions.

THE PARTIES to this Agreement therefore agree:

1.

PURCHASE AND SALE OF UNITS

1.1

On the Closing, the Purchaser will purchase from the Issuer _______ units (the "Units"), at a price of $0.40 per Unit ( $_________ in the aggregate [the "Purchase Price"]), each Unit consisting of one (1) common share in the capital stock of the Issuer (the "Shares") and one-half (1/2) of a share purchase warrant (the "Warrants").  One (1) full warrant will entitle the holder to purchase an additional common share in the capital stock of the Issuer at a price of $0.40 per share if exercised at any time during the two year term of the Issuer and the Issuer will deliver to the Purchaser certificates representing the Shares and the Warrants.

2.

WARRANTIES

2.1

The Purchaser acknowledges, represents and warrants that, as at the date given above and at the Closing, that:

(a)

no prospectus has been filed by the Issuer with the Commission in connection with the issuance of the Units, the issuance is exempted from the prospectus requirements of the Securities Act (British Columbia) (the "Act") or the Securities Rules (the "Rules") promulgated pursuant to the Act and that:

(i)

the Purchaser is restricted from using most of the civil remedies available under the Act and the Rules;

(ii)

the Purchaser may not receive information that would otherwise be required to be provided to him under the Act and the Rules; and

(iii)

the Issuer is relieved from certain obligations that would otherwise apply under the Act and the Rules;

(b)

if the purchase of the Units by the Purchaser is to be made under the exemption from prospectus requirements available under:

(i)

section 74(2)(3) of the Act (exempt purchasers), the Purchaser is recognized by the Commission as an exempt purchaser under section 74(2)(3) of the Act;

(ii)

section 74(2)(4) of the Act, the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchase of the Units (or other similar purchases) by a group of individuals whose individual share of the aggregate acquisition cost of the Units is less than $97,000; or

(iii)

Multilateral Instrument 45-103 ("MI 45-103") pursuant to the exemptions set out in one of sections 3.1 (friends, family and business associates exemption), 4.1 (offering memorandum exemption) or 5.1 (accredited investor exemption), the Purchaser has duly completed, executed and delivered a copy of the additional representations and warranties in the form attached as Appendix III - Purchaser Under MI 45-103 indicating the applicable exemption under MI 45-103 and the Purchaser's qualifications with respect thereto, which representations and warranties are  true and correct in every particular way;

(c)

the Purchaser is purchasing the Units as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Units;

(d)

the Units were not advertised in printed media of general and regular paid circulation, radio or television;

(e)

no person has made to the Purchaser any written or oral representations:

(i)

that any person will resell or repurchase the Units;

(ii)

that any person will refund the purchase price of the Units;

(iii)

as to the future price or value of the Units; or

(iv)

that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares for trading on a stock exchange other than the Exchange;

(f)

this subscription has not been solicited in any other manner contrary to the Act or the Rules or the United States Securities Act of 1933, as amended;

(g)

the Purchaser is not a "control person" of the Issuer as defined in the Act, will not become a "control person" by virtue of this purchase of the Units and does not intend to act in concert with any other person to form a control group;

(h)

the Purchaser has no knowledge of a "material fact" or "material change" (as those terms are defined in the Act) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(i)

the offer made by this subscription is irrevocable and requires acceptance by the Issuer and the approval of the Exchange;

(j)

the Purchaser waives the need for the Issuer to communicate its acceptance of the purchase of the Units pursuant to this Agreement;

(k)

the Purchaser is aware that the Issuer is planning to use the proceeds of this private placement for exploration/expenditures on the Company's mineral exploration properties and for general working capital; and

(l)

where the Purchaser is not a resident of British Columbia, the Purchaser also makes the additional representations and warranties attached hereto as Appendix IV, V or VI.

2.2

The Issuer represents and warrants that, as of the date given above and at the Closing:

(a)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated;

(b)

the Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue to the Purchaser the Shares and any shares acquired by the Purchaser upon the exercise of the Warrants;

(c)

the Issuer is an "exchange issuer" as defined in the Act, which is recognized as such by the Commission and the Exchange, and which is not in material default of any requirements of the Act or its Rules.

2.3

The warranties contained in Subsections 2.1 and 2.2 will survive the Closing.

3.

CLOSING

3.1

The closing of the transactions contemplated by this Agreement (the "Closing") will take place within fifteen business days of the receipt of final approval by the Exchange of this private placement.

3.2

On execution of this Agreement, the Purchaser will deliver to the Issuer a cheque or banker's draft for the total price of the Units.  The Purchase Price will be treated as a non-interest bearing loan that may be utilized by the Issuer for the purposes set out in subsection 2.1(k), pending receipt of final regulatory approval.

3.3

At Closing, the Issuer will deliver to the Purchaser the certificates representing the Shares and the Warrants registered in the name of the Purchaser or its nominee.

3.4

At Closing, the Issuer will deliver to the Purchaser such legal opinions, copies of approvals or other documents as the Purchaser may reasonably request.

4.

HOLD PERIOD

4.1

The Purchaser acknowledges that the Units, and any shares received upon an exercise of the Warrants, may not be traded until at least 12 months or, if the Issuer is a "qualifying issuer" under Multilateral Instrument 45-102 ("MI 45-102"), four months and one day, have elapsed from the date of issuance of the Units, and if the Purchaser is a resident of a province or state other than British Columbia (or, if a "qualifying issuer" under MI-45-102, the other provinces covered thereby), the Units, and any shares received upon an exercise of the Warrants, may also be subject to additional hold periods.  The certificates representing the Units will contain a legend denoting the restrictions on transfer imposed by the Act and the Exchange.

5.

POWER OF ATTORNEY

5.1

Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(a)

irrevocably appoints the President or Chief Executive Officer of the Issuer (the "Attorney") as the Purchaser's attorney and agent, with a full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when, and as necessary, any instrument, acknowledgement, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority in connection with the purchase and sale of the Units or necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including, without limitation, the attached form of Private Placement Information Sheet (Appendix I), the Form 4C (Appendix II) where required, and Additional Representation MI 45-103 (Appendix III);

(b)

declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and bind the Purchaser and the Purchaser's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

(c)

agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Purchaser waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

6.

MISCELLANEOUS

6.1

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

6.2

The parties to this Agreement may amend this Agreement only in writing.

6.3

The Purchaser will execute and deliver the Private Placement Information Sheet in the form attached as Appendix I and, where required Form 4C in the form attached as Appendix II and additional representations under MI 45-103 in the form attached as

Appendix III and all other documents, transfers, deeds, assurances and procedures necessary in the opinion of counsel for the Issuer, for the purposes of giving effect to or perfecting the transactions contemplated by this Agreement.

6.4

This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their successors and permitted assigns.

6.5

A party to this Agreement will give all notice to or other written communications with the other party to this Agreement concerning this Agreement by hand or by registered mail addressed to the address given above.

6.6

This Agreement will be governed by and construed in accordance with the laws of British Columbia.

EXECUTION PAGE

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

The undersigned Purchaser hereby subscribes for:

________ Units of the Issuer at a price of $0.40 per Unit for a total Purchase Price of $___________

and encloses herewith a bank draft or certified cheque payable to SAMEX MINING CORP. in such amount.

SIGNED, SEALED AND DELIVERED

)

in the presence of:

)

)

SIGNATURE OF PURCHASER

)

)

                                                                        )

Name of Witness                                               )

)

)

)

)

                                                                        )

Address                                                            )

)

  PRINT FULL NAME AND

ADDRESS OF PURCHASER

)

                                                                        )

Occupation                                                       )

)

)

)

)

)

)

Telephone Number

)

)

)

Telefax Number

)

)

Social Insurance Number

)

)

)

Email Address

This subscription is hereby accepted as to ___________ Units.

The Corporate Seal of SAMEX MINING CORP.

)

was hereunto affixed in the presence of:               )

)

)

)

)

                        c/s

                                                                        )

                                                                        )

JEFFREY P. DAHL                                            )

)

)

)

)

                                                                        )

LARRY D. MCLEAN                                          )

REGISTRATION AND DELIVERY INSTRUCTIONS

Name to Appear on Certificate, if different from name of Purchaser

Address for Delivery, if different from address given above

List of Appendices

Appendix I	Private Placement Information Sheet
Appendix II	BC Form 4C Corporate Placee Registration Form
Appendix III	Additional Representations, Warranties and Acknowledgments of Purchaser (Purchaser under MI 45-103)
Appendix IV	Additional Representations, Warranties and Acknowledgments of Purchasers [U.S. Purchaser]
Appendix V	Additional Representations, Warranties and Acknowledgments of Purchasers Ontario Purchasers
Appendix VI	Additional Representations of Non-British Columbia Resident

APPENDIX I

ALL SUBSCRIBERS
 INFORMATION SHEET

Information to be completed by the Subscriber:

A .	Registration Form
The Subscriber, if not an individual , either [check appropriate box] :
[ ]

has previously filed with the TSX Venture Exchange (the "Exchange") a Form 4C, Corporate Placee Registration Form, represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the Exchange up to the date hereof; or

[ ]	hereby delivers a completed Form 4C, Corporate Placee Registration Form, in the form attached for filing with the Exchange.
B.	Present Ownership of Securities
The Subscriber either [check appropriate box]:
[ ]	owns directly or indirectly, or exercises control or direction over, no common shares of SAMEX Mining Corp. or securities convertible into common shares of SAMEX Mining Corp.; or
[ ]

owns directly or indirectly, or exercises control or direction over, ____________ outstanding common shares of SAMEX Mining Corp. and convertible securities entitling the Subscriber to acquire additional common shares of SAMEX Mining Corp. which, if converted, in the aggregate would represent ______________ common shares of SAMEX Mining Corp..

C.	Insider Status
The Subscriber either [check appropriate box] :
[ ]	is an "Insider" of SAMEX Mining Corp. as defined in the policies of the Exchange:
(a) a director or senior officer of SAMEX Mining Corp.;
(b) a director or senior officer of a company that is itself an insider or subsidiary of SAMEX Mining Corp.;
(c)

a person that beneficially owns or controls, directly or indirectly voting shares of SAMEX Mining Corp. carrying more than 10% of the voting rights attached to all SAMEX Mining Corp.'s outstanding voting shares; or

(d) SAMEX Mining Corp. itself if it holds any of its own securities of its own.

[ ]	is not an Insider of SAMEX Mining Corp..
D.	Member of "Pro Group"
The Subscriber either [check appropriate box]:
is a Member of the "Pro Group" as defined in the Rules of the Exchange, as follows:

1.

subject to subparagraphs (2), (3) and (4), either individually or as a group:

(a)

the member (i.e. a member of the TSX Venture Exchange under the Exchange requirements);

(b)

employees of the member;

(c)

partners, officers or directors of the member;

(d)

affiliates of the member; and

(e)

associates of any parties referred to in subparagraphs (a) through (e);

2.

the Exchange may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is not acting at arm's length with the member;

3.

the Exchange may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is acting at arm's length with the member;

4.

the member may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (1) to be excluded from the Pro Group where the member determines that:

(a)

the person is an affiliate or associate of the member acting at arm's length of the member;

(b)

the associate or affiliate has a separate corporate and reporting structure;

(c)

there are sufficient controls on information flowing between the member and the associate or affiliate; and

(d)

the member maintains a list of such excluded persons; or

[ ]	is not a member of the Pro Group.

Dated at                                                        this             day of                               , 2003

(Name of Purchaser - please Print)

(Authorized Signature)

(Official Capacity - please print)

(please print name of individual whose signature appears above, if different from name of purchaser

APPENDIX II

Intentionally Deleted - Not Applicable

APPENDIX III

Additional Representations, Warranties and Acknowledgments of Purchaser

[Purchaser under MI 45-103]

The Purchaser hereby covenants, represents and warrants as follows to the Issuer (which covenants, representations and warranties shall survive the closing of the transactions contemplated hereby) and acknowledges and confirms that the Issuer is relying on such covenants, representations and warranties in connection herewith that:

1.

This Schedule forms part of the Agreement and shall be read and construed together with the

Agreement.

2.

Where any capitalized term contained herein and defined in the Agreement is not expressly defined herein, that term shall have the meaning ascribed thereto in the Agreement.  As used herein,

a)

"Alberta Act" means the Securities Act (Alberta), as amended;

b)

"Alberta Rules" means the Securities Rules of the ASC made pursuant to the Alberta

Act, as amended;

c)

"ASC" means the Alberta Securities Commission;

d)

"BC Act" means the Securities Act (British Columbia), as amended;

e)

"BC Rules" means the Securities Rules of the BCSC made pursuant to the British

Columbia Act, as amended;

f)

"BCSC" means the British Columbia Securities Commission;

g)

"Eligible Investor" means Eligible Investor" means

a.

a person or company whose

A.

net assets, alone or with a spouse, exceed $400,000;

B.

net income before taxes exceeded $75,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year, or

C.

net income before taxes combined with that of a spouse exceeded

$125,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year,

a.

a person or company of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors;

b.

a general partnership in which all of the partners are eligible investors;

c.

a limited partnership in which the majority of the general partners are eligible investors;

d.

a trust or estate in which all of the beneficiaries or a majority of the trustees are eligible investors;

e.

an accredited investor, or

f.

a person or company that has obtained advice regarding the suitability of the investment and if the person or company is in a jurisdiction of Canada that advice has been obtained from an investment dealer, securities dealer or their equivalent, registered under the securities legislation of the jurisdiction;

a)

"Financial Assets" means cash and securities;

b)

"MI 45-102" means Multilateral Instrument 45-102 -Resale of Securities, as adopted by the ASC and the BCSC;

c)

"MI 45-103 means Multilateral Instrument 45-103 Capital Raising Exemptions, as

adopted by the ASC and the BCSC;

d)

"Offering Memorandum" means an offering memorandum in the form required under MI

45-103;

e)

"Related Liabilities" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of Financial Assets or liabilities that are secured by

Financial Assets;

"Securities" means the Common Shares sold under the Agreement;

f)

1.

The Purchaser is purchasing the Securities as principal under [circle applicable paragraph]:

(a)

section 3.1 of MI 45-103 (friends, family and business associates), and the Purchaser, is:

(i)

a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(ii)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;

(iv)

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer, or

(v)

a person or company that is wholly owned by any combination of persons or companies described in paragraphs (i) to (iv);

(b)

section 4.1 of MI 45-103 (offering memorandum), and the Purchaser:

(i)

acknowledges that an Offering Memorandum was delivered by the Issuer in respect of the purchase of the Securities;

(ii)

has signed and delivered herewith a "Risk Acknowledgment Form", which is correct and accurate in every particular respect, AND

(iii)

if the Purchaser is resident in Alberta, EITHER

(A)

the Purchaser is an Eligible Investor, or

(B)

the Purchaser's aggregate acquisition cost does not exceed $10,000; and

(C)

if the Issuer is a mutual fund, it is one referred to in Section 1.3 of National Instrument 81-101 Mutual Fund Prospectus Disclosure.

(c)

section 5.1 of MI 45-103 (accredited investor), the Purchaser is an "accredited investor" as such term is defined in MI 45-103 by virtue of the fact that the Purchaser is:

i)

A Canadian financial institution, or an authorized foreign bank listed in

Schedule III of the Bank Act (Canada);

ii)

The Business Development Bank of Canada incorporated under the

  Business Development Bank of Canada Act (Canada);

iii)

An association under the Cooperative Credit Associations Act

(Canada) located in Canada;

iv)

A subsidiary of any person or company referred to in paragraphs (i) to

(iii) if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

v)

A person or company registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as an adviser, or dealer, other than a limited market dealer registered under the Securities Act (Ontario;

vi)

An individual registered or formerly registered under the securities legislation, or under the securities legislation of another jurisdiction of

Canada, as a representative of a person or company referred to in paragraph (v);

vii)

The government of Canada or a province, or any crown corporation or agency of the government of Canada or a province;

viii)

A municipality, public board or commission in Canada;

ix)

Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

x)

a pension fund that is regulated by either the Office of the

Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

xi)

A registered charity under the Income Tax Act (Canada;

xii)

An individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, Financial Assets having an aggregate realizable value that before taxes, but net of any Related Liabilities,

exceeds $1,000,000;

xiii)

An individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

xiv)

A corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund,

that had net assets of at least $5,000,000 as shown on its

mostrecently prepared financial statements;

xv)

A mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

xvi)

A mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which the regulator hasissued a receipt;

xvii)

An entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (i) through (v) and paragraph (ix)

in form and function; or

xviii)

A person or company in respect of which all of the owners of interests direct or indirect, legal or beneficial, are persons or companies that are accredited investors.

Acknowledged and agreed to this ________ day of _____________________________, 2003.

Name of Purchaser (please print or type)

Signature

Name and Office Held (if a Corporation,

Partnership or entity other than an Individual

Soc. Sec. Number (if an Individual)

APPENDIX IV, V & VI

Intentionally Deleted - Not Applicable

Exhibit 4.22

NON-TRANSFERABLE WARRANT TO PURCHASE COMMON SHARES

OF

SAMEX MINING CORP.

(Incorporated Under The Laws Of British Columbia)

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE SEPTEMBER 15, 2005

Warrant No. 27-	Holder's Name	Right to purchase ______ Common Shares

THIS IS TO CERTIFY THAT, for value received, _____________________________________ , (the "Holder") is entitled to subscribe for and purchase __________ fully paid and non-assessable common shares of SAMEX Mining Corp. (the "Corporation"), at any time up to the close of business in Vancouver, British Columbia on September 15, 2005 at and for a price of $0.40 per share of lawful money of Canada upon and subject however to the provisions and to the terms and conditions set forth herein.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by surrender of this Warrant at the office of Computershare Investor Services Inc., #401 - 510 Burrard Street, Vancouver, B.C., V6C 3B9, together with a certified cheque payable to SAMEX Mining Corp. in payment of the purchase price of the number of Common Shares subscribed for.

In the event of an exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereof within a reasonable time, not exceeding ten (10) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any with respect to which this Warrant shall not have been exercised shall also be issued to the Holder hereof within such time.

Any certificates issued in the event of an exercise of the rights represented by this Warrant shall bear the following legend:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before January 16, 2004."

"Without prior approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until January 16, 2004."

The Corporation covenants and agrees that all Common Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances.  The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.

If any capital reorganization or reclassification of the capital stock of the Corporation, or the consolidation or merger, or amalgamation of the Corporation with another Corporation, or the sale of all or substantially all of the assets to another corporation, shall be effected, then as a condition of such reorganization, reclassification, consolidation, merger, amalgamation or sale, lawful and adequate provision shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding Common Shares equal to the number of Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger, amalgamation or sale not taken place and in any such case, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.  The Corporation shall not effect any such consolidation, merger, amalgamation or sale, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Corporation) resulting from such consolidation or merger or amalgamation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the registered holder hereof at the address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder such shares or stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

2.

In case at any time:

(i)

the Corporation shall pay any dividend payable in stock upon its Common Shares or make any distribution to the holders of its Common Shares;

(ii)

the Corporation shall offer for subscription pro rata to the holders of its Common Shares any additional shares of stock of any class or other rights;

(iii)

there shall be any capital reorganization, or reclassification of the capital stock of the Corporation, or consolidation or merger or amalgamation of the Corporation with, or sale of all or substantially all of its assets to, another corporation; or

(iv)

there shall be a voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation;

then, and in any one or more of such cases, the Corporation shall give to the holder of this Warrant, at least twenty (20) days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights, or for determining rights to vote with respect to such reorganization, reclassification consolidation, merger, sale or amalgamation, dissolution, liquidation or winding-up and in the case of any such reorganization, reclassification, consolidation, merger, amalgamation, sale dissolution, liquidation or winding-up, at least twenty (20) days' prior written notice of the date when the same shall take place.  Such notice in accordance with the foregoing clause, shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Shares shall be entitled thereto, and such notice in accordance with the foregoing shall also specify the date on which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up as the case may be.  Each such written notice shall be given by first class mail, registered postage prepaid, addressed to the holder of this Warrant at the address of such holder, as shown on the books of the Corporation.

3.

As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

4.

This Warrant shall not entitle the Holder hereof to any rights as a shareholder of the Corporation, including without limitation, voting rights.

5.

The Warrant holders may not convene a meeting to extend the term of the Warrants.

6.

This Warrant and all rights hereunder are not transferable.

7.

This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of the Transfer Agent of the Corporation, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such Holder hereof at the time of such surrender.

IN WITNESS WHEREOF SAMEX Mining Corp. has caused this Warrant to be signed by its duly authorized officers under its corporate seal and this Warrant to be executed this 15th day of September, 2003.

SAMEX MINING CORP.

Per:

_________________________

JEFFREY P. DAHL

President

c/s

_________________________

LARRY D. McLEAN

Vice President, Operations

FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To:

Computershare Investor Services Inc.

#401 - 510 Burrard Street

Vancouver, BC

V6C 3B9

The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder _____________ Common Shares without par value in the capital of SAMEX Mining Corp. pursuant to this Warrant at $0.40 per share if subscribed for at any time up to the close of business in Vancouver, British Columbia on September 15, 2005 and herewith make payment of $____________ (Canadian funds) therefor, and requests that the certificates for such shares be issued in the name of, and delivered as follows:

Name In Full	Address	No. of Shares

DATED this ___ day of _____,___________

(Print Name of Purchaser)

(Authorized Signature)

n/a

(Official Capacity if Signatory for a Corporation)

(Address)

Total number of shares called for on the face of the Warrant	_______
Number of shares for which the Warrant is being exercised
Number of shares remaining on the Warrant

Exhibit 4.23

(English translation from Spanish)

UNILATERAL PURCHASE OPTION CONTRACT COVERING MINING CONCESSIONS

MINERA SAMEX CHILE S.A.

TO

COMPANIA MINERA Y COMERCIAL SALI HOCHSCHILD S.A.

IN SANTIAGO DE CHILE, on November 06, of the year two thousand and three, before me, EDUARDO AVELLO-CONCHA, Notary Public and Holder of the Twenty-seventh Notary's Office of Santiago, with place of business at number zero one five three Orrego Luco street, District of Providencia, appears as of one part, Mr. Joaquin Errazuriz-Hochschild, Chilean, married, chemical engineer, holder of national identification card number 6.065.332-1, acting in representation, as it shall be accredited, of COMPANIA MINERA Y COMERCIAL SALI HOCHSCHILD S.A., a Chilean corporation engaged in the line of business of its denomination,  Tax Registration  Number ninety million eight hundred and fifty three thousand dash four, both  domiciled in this city at calle Roman Diaz No 205, suite 301, commune of Providencia, Santiago (hereinafter also referred to as "SALI  HOCHSCHILD" or the "Offerer", and as of the other part, Mr. Francisco Vergara-Irarrazaval, Chilean, married, lawyer, holder of identification card number 6.063.548-K, acting in representation, as it shall be accredited, of MINERA SAMEX CHILE S.A., a Chilean corporation engaged in the line of business of its denomination,  Tax Registration Number ninety nine million five hundred and two thousand seven hundred and seventy dash four, both domiciled in this city, number two hundred and seventy seven Padre Mariano street, Suite five hundred and two, district of Providencia, Santiago (hereinafter also referred to as "SAMEX" or the "Beneficiary"); both appearing parties being of age and having accredited their identity by means of the above mentioned cards and WITNESSETH: CLAUSE ONE:   The Mining Concessions and Offerer Prior Representations:  (ONE)  By means of the present act and instrument, SALI HOCHSCHILD represents that as of the date hereof it is the owner of a one hundred per cent of the mining concessions on exploitation specified below: (ONE  POINT ONE)   "Leonor 1 a 3" , located in Sierra Negra, District and Province of Copiapo, Third Region, National Register of Mining Concessions number zero thirteen dash zero three two  zero one two four eight nine dash  one, covering a total area of  fifteen hectares, whose judicial decision on constitution and survey act  is recorded in folio fifty four number sixteen of the Property Record kept by the Mining Registrar of Copiapo corresponding to the year nineteen  hundred and eighty seven. The dominion in favor of SALI HOCHSCHILD in respect of the above specified mining property corresponds to the same recording of the above mentioned judicial decision on constitution and survey act. (ONE POINT TWO) "Milagro 1 al 20" , located in Sierra Negra, District and Province of Copiapo, Third Region, National Register of Mining Concessions number zero  thirteen dash zero three two zero one two four one six dash six, covering a total area of one hundred hectares, in whose respect  the judicial decision on constitution and survey act  is recorded in folio four hundred   and twenty one   overleaf  number eighty six  of the Property Record kept by the Mining Registrar of Copiapo corresponding to the year nineteen  hundred and eighty  four. The dominion in favor of SALI HOCHSCHILD in respect of the above specified mining property is recorded in folio three hundred and ninety four overleaf number seventy nine of the Property Record kept by the Mining Registrar of Copiapo corresponding to the year nineteen hundred and eighty six. (ONE POINT THREE)  "Santa Rosa 1 al 20" , located in Sierra Negra, District and Province of Copiapo, Third Region, National Register of Mining Concessions number zero thirteen dash zero three two zero one two four nine zero dash five, covering a total area of ninety four hectares, in whose respect the judicial decision on constitution and survey act is recorded in folio is recorded in folio one thousand two hundred and eighty three overleaf number two hundred and thirty six of the Property Record kept by the Mining Registrar of Copiapo corresponding to the year nineteen  hundred and ninety one. The dominion in favor of SALI HOCHSCHILD in respect of the above specified mining property is recorded in the   judicial decision on constitution and survey act above referred to. (TWO)   By means of the present act and instrument, SALI HOCHSCHILD in turn declares in good faith and to his faithful knowledge and understanding, that the mining concessions on exploitation specified in  above numbers One Point One, One Point Two and One Point Three, hereinafter referred to as the "Mining Concessions" (a) are  currently in effect, being located in open and non-cultivated grounds of the District of Copiapo, Province of Copiapo, Third Region;  (b)  Offerer has had and has  an exclusive and justified dominion over them and the properties are not superimposed on the same ground to the right of any third party that could   qualify that third party to explore or to exploit any substance susceptible of a mining concession; (c) The mining concessions were acquired at a  fair title, in good faith , according to the law, regulations and other applicable rules; all transfers on dominion thereof have been legally  effected and nobody could  claim on a sound basis  any rights or denounce any defects; (d)  The process of constitution thereof has been  carried out   pursuant to  law number eighteen  thousand  two hundred and forty eight and its Regulations and the other applicable rules currently in force; (e)  The properties are free from any mortgages, encumbrances, prohibitions, promises and options of any nature, from lessees and occupants at any title; (f) The pertinent mining patents have been paid in due course and form and according to the corresponding amounts; (g) There is no pending lawsuit  that  as concerns the Mining Concessions Offered is a party or  intervenes as a third party; furthermore, no pending judicial actions are known that could affect the Mining Concessions, nor are there any pending judicial actions that could in any way are or  could be related to the Offerer or the Mining Concessions, nor  any pending judicial actions that, because of being pending,  could affect the dominion by the Offerer in respect of the Mining Concessions; (h) No other mining concessions either constituted or under processing exist or are known to the date hereof, owned by the Offered and /or by related persons -   it being understood as such for the effects hereunder, those stipulated in article one hundred of Law number eighteen thousand and forty five, Law on Market Securities -  which are in effect in the area covered by said mining properties;  (i) Offerer or the persons related to it do not possess nor are owners or holders of rights of any kind over superficial   properties or water rights that could exist or  actually exist in the area covered by said mining properties; (j)   The Mining Concessions   have been duly recorded in the Inventory of mining concessions kept by the Servicio Nacional de Geologia y Mineria .  The parties leave on record that the circumstances and facts represented by Offerer in the preceding paragraphs have been determinant   in order that SALI HOCHSCHILD and SAMEX formalize the entering into of the present contract. Likewise, and in what concerns the Beneficiary, the truthfulness and effectiveness of said declarations shall be determinant toward the future subscription of the proposed purchase and sale contract.   CLAUSE TWO:  Unilateral Purchase Option.  In this act and by means of the present instrument, Offerer irrevocably offers and unilaterally commits itself to sell, assign and transfer to the Beneficiary the Mining Concessions which has been indicated in Clause One of this Contract that SAMEX shall in the future accept to purchase and acquire from it. To the above mentioned effects, Offerer in turn expresses     from now on its consent   to the eventual purchase and sale of said mining properties. Beneficiary, on its part, accepts said option and reserves itself the faculty to freely exercise it within the term and according to the conditions stipulated in this Unilateral Purchase Option Contract covering Mining Concessions (hereinafter also referred as the "Contract"). CLAUSE THREE:  Power Assisting SAMEX.  By virtue of the unilateral nature of the present Contract and pursuant to the provisions of article one hundred and sixty nine of the Mining Code, SAMEX shall have the option to enter into or not the purchase of the Mining Concessions specified in clause one of this instrument, which Offerer has irrevocably proposed and offered to it in this instrument, a right that SAMEX can exercise as Beneficiary of the present Contract, in accordance with the following:  (ONE) Requirement to be satisfied by SAMEX in order to exercise the purchase option:  (a) SAMEX   may opt for the offered sale within the terms agreed upon hereunder, provided it has timely paid in full on the   stipulated date, all the installments of the price referred to in number (One) of Clause Four of this instrument, or (b) SAMEX may opt for the sale previously offered   on any of the dates stipulated for payment of the price installments  stipulated in number (One), Clause Four of this instrument, provided that in  the same act of acceptance of the irrevocable offer it pays all the price installments stipulated  in said Clause which are  outstanding   because  the term for payment thereof is  then pending or in effect.  In any of the stipulated modus operandi , for cases (a) or (b) above, SAMEX should pay the total and single price of two hundred and thirty thousand dollars of the United States of America according to the provisions   form  stipulated in the following Clause Four. (TWO)  Term for exercise of the Purchase Option.  If  Beneficiary   decides to accept and  subscribe the offered purchase and sale, SAMEX  shall (i)  in the case of letter (a),  express said decision by means of public deed, at any time within the terms  that becomes effective  as of the date of subscription of the present Contract and that ends  in  the non-limited term of ninety calendar days counted from the date of payment of the last installment of the price, as stipulated in  number (One) of the following Clause Four, whereby the offered purchase and sale operation shall be fully perfected; or (ii) in the case of letter (b),   SAMEX should  express such decision by  means of a public deed at any time within the term of commencing on the date of subscription of the present Contract and which ends in the non-limited   term of ninety calendar days counted from the  day of  the advanced payment of all the price installments stipulated in Clause Four which are outstanding  because  the term for payment thereof is then pending  or in effect, whereby the offered purchase and sale operation shall be fully perfected.  (THREE) The public deed on acceptance of the offer, whereby the final purchase and sale shall be perfected, shall be executed    before the Notary Public of Santiago who subscribes the present deed or the Notary who replaces the former in the Twenty-seventh Notary's Office of Santiago.  (FOUR)  Upon subscription of the present Contract and at any time within the same term stipulated in number (Two) of this clause, SAMEX is entitled to express its decision not to enter into the proposed purchase and sale and not to continue persevering in the rights and obligations set forth hereunder, a decision that SAMEX shall express by means of a notice (hereinafter the

"Abandonment Notice") given in writing to Offerer or its representative, which shall be send with an advance of thirty calendar days  from the date said abandonment becomes effective;  as of this moment, the  price installments and the annual mining patents shall cease to be accrued, whose dates   are then lapsing or are subsequent to the effective abandonment date, as is more clearly  provided for in Clause Seven below.   The Abandonment Notice shall be made by means of a public deed executed  before the  Notary Public who authorizes the present deed or his replacement, as stipulated in above paragraph (Three). This  deed should be noted on the margin of the recording  that   shall be made  in the Registry kept by the competent Mining Registrar, as a consequence of the present Contract. The notarial fees incurred by reason of the Abandonment Notice shall be chargeable to SAMEX.  (FIVE)  It shall be also understood that, pursuant to the same above mentioned effects, that SAMEX has desisted to enter into the proposed purchase and that it has determined not to continue persevering in the rights and obligations established hereunder, in case it omits the timely and full payment of any of the price installments referred to in letters (b) to (d) of the following Clause Four, and payment of said installment shall not be enforceable in any way.  (SIX)  Once the abandonment has been formalized by virtue of the above mentioned provisions, this unilateral purchase option shall    expire by law and shall cease to produce legal effects, except for the following:  (a) Offerer shall not be bound in any case to return or reimburse moneys that at any title or reason have been paid to by the Beneficiary prior to the occurrence of any of the effects of termination indicated in above numbers (Four) and (Five), and (b) SAMEX should   perform all the obligations set forth in number (Seven) of this Clause. (SEVEN)   In the event this Contract is terminated pursuant to numbers (Four) or (Five) of the present clause, at the simple requirement made by Offerer, SAMEX shall issue within the maximum germ of thirty calendar days counted from the date of said requirement, a public deed whereby all recordings, sub-recordings and annotations made in the Registries of the competent Mining Registrar shall be released and cancelled, which are the consequence of this Contract or otherwise relate to it, as is expressed in greater detail in Clause Twelve of this instrument. All cancellation and release expenses indicated in this number shall be to SAMEX exclusive account.  CLAUSE FOUR:  Price of the Proposed Purchase and Sale. (ONE)  The single and total price of the propose purchase and sale operation regarding the Mining Concessions specified in Clause One of this instrument is the sum of two hundred and thirty thousand dollars of the United States of America, payable in its equivalent in local currency at the exchange rate for the  "Observed Dollar" prevailing on the effective payment day, according to the amounts and dates shown below:  (a) The sum of thirty thousand dollars of the United States of America, in its equivalent in local currency, which on the date hereof amounts to _____ pesos, which   the representative of the Offerer receives in this act in cash funds  to his entire and full satisfaction; (b)  On October thirty one of the year two thousand and four, the amount of fifty thousand  dollars of the United States of America, in its equivalent in local currency; (c)  On October thirty one of the year two thousand and five, the amount of fifty thousand  dollars of the United States of America, in its equivalent in local currency; (d) On October thirty one of the year two thousand and six, the amount of one hundred thousand  dollars of the United States of America, in its equivalent in local currency. (TWO)  Payment of the price installment  indicated in letter (a) of above number (One) , which the Beneficiary has effected on the date of subscription of the present Contract, constitutes the minimum commitment assumed by SAMEX, while payment of the price installments indicated in letters (b) to (d) of above number (One) shall be optional and in no case  compulsory for  the Beneficiary, pursuant to the terms and conditions stipulated hereunder, unless SAMEX wishes to persevere in this Contract, in which case it should pay all of the price installments within the stipulated term,  whereby it should  acquire the corresponding optional right for the time lapsed until maturity of the following installment. (THREE)  The acceptance and entering into of the proposed purchase and sale shall take place once all the price installments  stipulated in letters (a) to (d) of the above number (One) have been timely paid  in full.  (FOUR) Payment of each of the above mentioned price installments shall be made in the offices of the authorizing Notary Public, against the subscription of a Receipt public deed.  (FIVE)  In the cases mentioned in numbers (Four) and (Five) of the preceding Clause Three, or in case when the Beneficiary expresses at any time its express decision not to enter into the offered purchase and sale, or in case Beneficiary does not pay any sum at all of a price installment and the terms for payment have lapsed, such cases shall not   entail any responsibility of any kind for SAMEX  and consequently,  they shall not  produce any damage of any nature whatsoever to SALI HOCHSCHILD.  Notwithstanding the foregoing, Offerer shall  retain the  amounts paid to it by SAMEX by concept of price  installments or annual mining patents  covering the mining properties, and SAMEX hereby expressly waives the reimbursement of said payments, which shall moreover and if pertinent be always understood as a single, total and full indemnity  of resulting damages, loss of profit or damages of any kind, whether material or eventual, present or future, that SALI HOCHSCHILD could have   suffered by reason of the present Unilateral Purchase Option Contract.  CLAUSE FIVE:  Advanced Royalty.  In the event that SAMEX has exercised the offered purchase option in an early date or on the corresponding dates and it has acquired the dominion of the Mining Concessions specified in the First Clause of this instrument, it shall pay to SALI HOCHSCHILD an

"Advanced Royalty", pursuant to the terms and conditions stipulated in the following numbers. (ONE)   After    fifty months have lapsed from the date of the present Contact -December thirty one two thousand and seven- and provided SAMEX has exercised the offered purchase option in an anticipated Manner or on the corresponding dates, SAMEX shall eventually pay to SALI HOCHSCHILD an Advanced Royalty that shall correspond  to an annual amount of one hundred     thousand dollars of the United States of America, in its equivalent in local currency, for every year until  a total amount is completed, by concept of payment of   the Advanced Royalty of five hundred thousand dollars of the United States of America. (TWO) SALI HOCHSCHILD recognizes and accepts, without prejudice to the stipulation in number (One) of the present clause, in the event that SAMEX unilaterally decides to ipso facto terminate all and each of the obligations assumed with SALI HOCHSCHILD  then in force in relation to the Mining Concessions specified in  the First Clause, SAMEX shall be released from any responsibility, especially its obligation to pay  non-accrued installments of the Advanced Royalty referred to in this clause. Notwithstanding the foregoing, and duly bearing in mind that on that date SAMEX shall eventually be the owner of the mining properties, SAMEX shall return the above specified mining Properties to SALI HOCHSCHILD and the latter, in turn, shall retain all the amounts eventually paid to it by SAMEX by all the concepts and obligations stipulated hereunder, and SALI HOCHSCHILD shall not be entitled to any indemnity whatsoever, including resulting damages, loss of profit or damages of any nature, either material or eventual, present or future, which it could have suffered  by reason of  the actual decision not to persevere in this mining project and to return the mining properties. Although the payment of the Advanced Royalty agreed upon in this clause is of a conditional and/or aleatory nature, and   for the same reason no action for avoidance derives therefrom, and even in case said Advanced Royalty is accrued, SALI HOCHSCHILD hereby expressly waives said action for avoidance.  (THREE)  Considering that the payment that is stated in this Clause Five constitutes an advance payment of the Royalty that it is indicated in Clause Six, SAMEX shall have the right to deduct from each quarterly payments made in account of the Royalty payments an amount equivalent to twenty five per cent of each installment of the Royalty until  five hundred thousand dollars have been totally repaid to SAMEX as Advanced Royalty.  CLAUSE SIX:  Royalty.   In the event that the Beneficiary exercises the offered purchase option and has acquired the dominion of the Mining Concessions specified in the First Clause of this instrument and commences "Commercial Exploitation" on such Mining Concessions, subject to the  fulfillment of the conditions referred to in the following numbers, SAMEX shall, after the "Commencement of Commercial Exploitation", pay a "Royalty" to SALI HOCHSCHILD the "SALI HOCHSCHILD Royalty", which shall consist in a sum equivalent, for the production of copper or other payable metal which is economically recoverable, whose price per pound of metal is  lower than one dollar of the United States of America to one point five per cent  and, for the production of gold and silver or another payable metal which is economically recoverable, whose price per pound of metal is higher than one dollar of the United States of America, to two per cent  of the Returns or Smelting Net Income that SAMEX effectively receives by concept of  products recovered from the ore extracted from the Mining Concessions; solely to the effects of the present  clause, the latter shall be referred to as the "Acquired Mining Properties".  (ONE) For "Smelter Net Return or Income"  or also "Net Smelter Return" or "NSR",  it shall be understood the income that SAMEX has received from any independent Refining Plant or Smelting Plant under an order or from another final buyer, for the treatment, sale and/or any other form of disposition or transfer of the ores, concentrates, precipitates, cathodes, ingots and/or minerals (hereinafter the "Products")  that have been mined and extracted from the Acquired Mining Properties,  successively and without the possibility of a duplication,   deducting  from said income the following charges and costs:  (a) Products transportation  charges and costs, regardless of the carrier, from the Acquired Mining Properties to the Smelting or Refining Plant or another final buyer; (b)  cost of samples,  assays,  representation and arbitration incurred or demanded in relation to the sampling and assays performed after the Products have  left the Acquired  Mining Properties;  (c) all charges, deductions and fines incurred by the Products by concept of  smelting, refining and/or  a similar treatment; (d)  costs, charges or deductions in respect of the sale and/or marketing of the Products; (e) insurance cost covering the Products  after they have left the Acquired Mining Properties and (f) government royalties, Customs duties and any other present or future taxes levied on the sale, consumption, production, import, export, extraction, ad-valorem , goods and services taxes and others   affecting the Products, except for the income tax, if  said chares are based on the production of the Products or paid out of received net  or gross profits or otherwise introduced  as deductions  therefrom. (TWO)  The above defined Royalty shall be paid on quarterly basis to SALI HOCHSCHILD, with the first payment being made at the end of Samex's first full fiscal quarter following the date of Commencement of Commercial Production, as  stated below, and its amount shall be settled and determined  according to the following provisions:  "Commercial Exploitation" shall mean the production and shipment of Products from the Acquired Mineral Concessions at any time after the date of Commencement of Commercial Exploitation on a reasonably regular and sustained commercial basis for the purpose of earning revenue, provided that bulk sampling or pilot plant operations, the mining or milling of ore in connection with such bulk sampling or pilot plant operations, production and shipment of Products for testing purposes, shall not be considered Commercial Exploitation.  Commercial Exploitation shall be deemed to commence (the "Commencement of Commercial Exploitation") on the first day after the first consecutive 30 day period during which Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenues provided that, if any mill, crusher, concentrator or other processing facilities is constructed on or in the proximity to the Acquired Mineral Concessions for the purpose of processing of ore produced from the Acquired Mineral Concessions (a "Mill"), such period shall not commence until after the start up, commissioning and initial tune-up of the Mill which shall be deemed to occur after the Mill has operated for at least 30 of 40 consecutive days at not less than 60% of its rated capacity.   (THREE) To the effects of determining the Net Smelter Net Return, SALI HOCHSCHILD hereby recognizes and accepts:  (a) That SAMEX shall be entitled to market and sale or to abstain from selling Products to third parties in any of the forms it could elect, including the sale of gold and silver to the commodities market; (b) That SAMEX shall be entitled to  effect forward sales, enter into futures contracts or commodity options as well as to agree on price hedging, price protection and other similar marketing systems  that   could eventually commit the possible delivery of the Products and  in whose respect, SALI HOCHSCHILD shall not be entitled to participate in any profit originating in this concept nor shall be bound to share the losses resulting from said activities; (c) That if the Products are molten and/or refined by SAMEX or sold to, or molten and/or refined by a third party  being a SAMEX related person, by virtue of the provisions of article one hundred of the Law on Security Markets it shall be deemed to these effects that the Products have been sold or molten and7or refined, as is the case, at the average net value that other buyers or smelting  or refining plants are  generally willing to pay or smelt and/or refine in the market. Of products having a similar grade and quality, on the same date of the Products sale, smelting and/or refining; (d)  That if SAMEX uses its own equipment or  leases equipment or uses those of a related person to transport the Products, the transport costs of the Products shall not exceed  the rates quoted by other reliable and competent carriers who are willing and have the capacity to transport such Products; and  (e) That if SAMEX  markets or sells the Products through a related person, the costs and charges indicate din number (One) of this clause shall not exceed those that a non-related person usually charges  for  similar services in the mining industry.   (FOUR) SAMEX shall keep adequate accounting books and the other records and vouchers  that support all  matters pertaining to the calculation of the Royalty  as well as the other documents   that permit their reasonable verification.  The Net Smelter  Return  shall be calculated at the closing of each calendar quarter  with the income received from the production of the Products during that period and  from thereafter at the closing of each subsequent calendar quarter during which income is received, the Royalty  shall be calculated in the above mentioned form.  The Royalty  existing  during the respective production quarter shall be liquidated and paid by SAMEX  within the initial thirty days of the following  calendar quarters. Payment of the Royalty shall be accompanied by a "Royalty Quarterly  Report", which shall cover all matters being relevant to the calculation and the reasonable verification of the Royalty for the quarter  whose payment is settled. By way of supplement to the above, SAMEX shall elaborate on annual basis a "Royalty Annual Balance", which shall summarize the payments made during the   quarters of the calendar year under liquidation, which shall in turn be supported by a "Royalty Annual Report". This report shall gather all  necessary and sufficient  background data an documents for determining jointly the origin of the Products, the value  that has corresponded to the Royalty in the ending calendar year. Upon completion or a calendar year of production, SAMEX shall send to SALI HOCHSCHILD the Royalty Annual Balance and the Royalty Annual Report corresponding to the production year   then ended.   Once SAMEX has  sent the Royalty Annual Balance and the Royalty Annual Report, SALI HOCHSCHILD shall have  a deadline of thirty  calendar days to object them, which the latter  shall inform in writing to SAMEX within the above mentioned term and, in the absence of such objections, it shall be understood that SALI HOCHSCHILD   has definitively and fully approved the Royalty Annual Report and consequently, that it has expressed its acceptance and agreement with respect of the Royalty Annual Report, as well as of all and each of the Royalty payments made in the quarters of the production year whose payment is being settled. Notwithstanding the above, and in the event  that SALI HOCHSCHILD has objected the    Royalty Annual Report and said objections have been  made in writing within the stipulated term, SAMEX and SALI HOCHSCHILD  shall have additional sixty calendar days to finally settle the objection or controversy that has arisen.   Should this be the case, SALI HOCHSCHILD shall be entitled to examine additional documentation in relation that that submitted with the objected Royalty Annual Report, provided said audit is performed to the account and charge of SALI HOCHSCHILD by persons who have been previously authorized by SAMEX and  with  respect to documents that bear a strict relationship with the Royalty Annual Balance and/or the Royalty Annual Report   covering the objected period. Is as a result of this audit  a difference would exist between the amount paid by concept of Royalty in a respective quarters versus the amount  effectively payable, said difference shall be paid by SAMEX

within the initial thirty days following the completion of the audit, which has  irrefutably   made  such difference evident, or within the initial thirty days  following the agreement or arbitration decision  that  terminates the instance in which the objection  to the Royalty Annual Report is discussed. (FIVE)   SALI HOCHSCHILD  shall be entitled to the Royalty for a period of up to thirty years counted from the date of the present Contract  (ending on November 06, 2033) or for  the duration of the  Commercial Exploitation of the Acquired Mining Concessions, whichever is first. (SIX)   As of the date hereof and  by means of the present instrument, SALI HOCHSCHILD irrevocably offers and unilaterally  commits itself  to sell, assign and transfer to SAMEX the Royalty agreed upon in the present clause; this shall be the sole and exclusive right that SAMEX may exercise at any time  as of the date on which it has accepted the offered purchase and has acquired the dominion of the Mining Concessions specified in Clause One of the present instrument.  In the event that SAMEX has acquired the dominion of the Mining Concessions and has decided to materialize the purchase of the offered Royalty, it shall  inform such decision in writing to SALI HOCHSCHILD, in order that subsequently and within the following sixty days counted from the date of receipt of said communication, the public deed whereby the sale, assignment and transfer of the Royalty offered by SALI HOCHSCILD  by means of the present act and instrument is duly formalized. To these effects, the parties hereby agree that the single and total price of the purchase of SALI HOCHSCHILD Royalty shall be the sum of one million eight hundred  thousand dollars of the United States of America, in its equivalent to local currency, which shall be paid by a  sight bill at sight issued to the name of COMPANIA MINERA Y COMERCIAL SALI HOCHSCHILD S.A., according to the exchange rate "Observed Dollar"  prevailing on the payment day.  The public deed on formalization of the above referred purchase and sale operation shall be executed before the Notary Public who executes the present deed or his successor.   (SEVEN)  Moreover, the parties leave on record that the offer made by SALI HOCHSCHILD  to sell, assign and transfer to SAMEX the Royalty agreed upon in the present clause according to the above stipulated terms and conditions is a sole, exclusive and preferential right of SAMEX ; therefore, during the life of the present contract  and     the contract on the offered purchase and sale, SALI HOCHSCHILD shall be unable to sell, assign and transfer to third parties and/or to related persons and/or their respective shareholders, the whole or part of Royalty owned by it. Likewise, the parties leave on record that, in the event this Contract expires  pursuant to number (Four) ore (Five) of Clause Three of the present instrument, the sole, exclusive and preferential right of SAMEX to acquire said Royalty from SALI HOCHSCHILD shall   expire   according to law and shall cease to produce legal effects from the very instant of  the termination of the present Contract;  consequently, SAMEX shall not be bound  before SALI HOCHSCHILD to make payments or indemnities of any nature whatsoever due to  damages resulting from a contractual breach, loss of profit or damages of any nature, either material or eventual, present or future, which SALI HOCHSCHILD   could have experienced by reason of the instant number, or by any other reason related thereto,  and shall have no obligation   to make any additional payment.  CLAUSE SEVEN:   Mining Patents   Covering   Periods Subsequent to the Subscription of the Present Contract.  (ONE)   While the Beneficiary has not expressly stated its intention not to enter into the offered purchase or its is not understood that it has done so, pursuant to the terms of numbers (Four) and (Five) of Clause Three of this instrument, the provision of funds   for payment of the annual patents covering the Mining Concessions specified hereunder shall be chargeable to it in respect of the periods following the subscription hereof. With a view to materialize the foregoing, SALI HOCHSCHILD  shall send to the Beneficiary a payment form  for the annual  patent of the Mining Concessions as soon as it  receives it and in any case, at the latest on March 20 of  each year. (TWO)  Accordingly, once   SAMEX has received the payment forms for a respective period, it shall render effective the payment of the annual mining patent covering the Mining Concessions, at any time between days one and thirty one of Mach  of the corresponding year. (THREE)  Upon payment of said mining patents by SAMEX, a copy of the duly paid payment vouchers shall be sent to SALI HOCHSCHILD.  Remittance of the payment vouchers shall take place within the thirty days following the date of payment  by SAMEX of the annual mining patents for the corresponding period.  CLAUSE EIGHT. Exclusive Exploration Right.  (ONE)    As of this date and while the Beneficiary maintains its optional right in force, SAMEX shall have the possession of the Property and the exclusive right to undertake in it all kind of reconnnaissance and geological prospection works, such as trenches, pits, drifts,  geophysical, geochemical works, all kind of borings and, in general, all the necessary exploratory works conducive to  complete a qualitative and quantitative evaluation of the mineral resources that could exist in the Mining Concessions; SALI HOCHSCHILD shall be bound  from then on to  grant all kind of facilities in order that the Beneficiary  performs the above mentioned works and research.   (TWO)  For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the Mining Concessions under its exclusive  responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all the types of camps that are necessary for the welfare of the personnel  collaborating in said  duties. To these effects,

Offerer leave on record that at present no installations or camps belonging to it or to third parties exist in the Mining Concessions. (THREE) As of this date and during the life of this    contract, SALI HOCHSCHILD commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the Mining Concessions.  CLAUSE NINE:  Other Obligations of SALI HOCHSCHILD.  (ONE)  In its capacity as owner, SALI HOCHSCHILD shall timely undertake, as is the case, all the actions, formalities and arrangements that are necessary or pertinent for the proper and due protection of the Mining Concessions, such as the opposition to the   application applications and/or nullity claims of superimposed concessions and the replacement of milestones and boundaries, as well as those concerning the processing and/or renewal of the mining concessions that SALI HOCHSCHILD could eventually establish, either per se or through third parties, in the area of the Mining Concessions to protect the rights of SAMEX in the area covered by the Mining Concessions. (TWO)  Without prejudice to the foregoing and in the event that SALI HOCHSCHILD   could not or does not wish to perform the actions and formalities stipulated in above number (One), it shall empower SAMEX to proceed to all the arrangements and other formalities   that SALI HOCHSCHILD should have performed as owner of the Mining Concessions which are the subject matter of this Contract.  To the effects of the foregoing, SALI HOCHSCHILD confers in this act and by means of the present instrument, a special power of attorney at no cost to SAMEX, as broad as required by law, in order that SAMEX    through its agents or the specially appointed attorneys, represent SALI HOCHSCHILD either judicially or extra-judicially and so that they   perform in their respective name all the arrangements, actions, formalities and proceedings that are necessary or conducive toward the proper constitution and protection of the Mining Concessions, and SAMEX shall be entitled to such effect with the attributions of both paragraphs of article seven of the Code of Civil Procedure, which are deemed to be reproduced herein.    It is left on record that the granting of this power of attorney to SAMEX under no circumstance shall bind it to exercise same, and should it be exercised, SAMEX shall be exempted from rendering account thereof and it does nor revoke other powers of attorney that   could have been previously conferred on it. At the same time, it is left on record that in the actions that SAMEX could eventually perform by virtue of this number, SALI HOCHSCHILD shall not be entitled to demand indemnities of any class or nature to SAMEX:  (THREE) All expenses originating in the performance by SALI HOCHSCHILD of the obligations stipulated in this clause, as well as the expense involved in the constitution and protection of new mining properties or concessions for exploration over grounds located inside the area of the Mining Concessions and that SALI HOCHSCHILD files at the prior, express and written request of the Beneficiary shall be to the exclusive charge and account of SAMEX.  (FOUR)    In the same way and in order that SAMEX may perform by itself and to its own cost all the actions, formalities, arrangements and others that are necessary or pertinent towards the obtaining from the competent authority the environment approval of a project or activity associated to the Mining Concessions should be made according to Law number nineteen thousand three hundred and its Regulations, as well as toward the procuring of other sectoral environmental permits set forth in other laws and regulations  with environmental jurisdiction, SALI HOCHSCHILD confers in this act and by means of the present instrument, a special power free of cost to SAMEX, as broad as it is required  at law,  in order that the latter, through its agents or the specially appointed attorneys, represent SALI HOCHSCHILD  judicially or extra-judicially and  so that they can  perform in their respective name, whenever pertinent, all the arrangements, formalities and actions that are necessary or conducive to the above mentioned environmental purposes.  It is left on record that the granting of this power of attorney to SAMEX in no case shall bind it to its exercise, and should it exercise it, SAMEX shall be exempted from rendering an account and it does not revoke other powers that have been previously granted to it.   CLAUSE TEN:  Form of the Sale and Title Clearance.  The Mining Concessions shall be sold "as is", in the condition they are found on the date of subscription of the present contract, with all their uses, rights, usage, and affirmative and negative easements, free from mortgages, encumbrances, prohibitions, lawsuits, attachments, action for avoidance, contracts covering the delivery of ores, rental, option and promise contracts of any nature, without tenants and occupants at any title or any other kind of acts, encumbrances, real or personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions, and SALI HOCHSCHILD shall respond for the title clearance in accordance to the law.  CLAUSE ELEVEN:  Guaranties.  (ONE)  With a view to guaranteeing the performance of the obligations stipulated for the Offerer in this Unilateral Purchase Option Contract. SALI HOCHSCHILD hereby establishes in favor of SAMEX a first-class mortgage and the prohibition to encumber and dispose of and to enter into any acts and contracts without the prior written consent of SAMEX, over the Mining Concessions for exploitation owned by it, as specified in number (One), Clause One of this instrument. (TWO) the foregoing is without prejudice to the recording of this Contract in the Registry of Mortgages and Encumbrances kept by the competent Mining Registrar. (THREE)   In the event this Contract is terminated according to numbers (Four) or (Five), Clause Three of the present instrument, at the simple request by SALI HOCHSCHILD, SAMEX commits itself to issue within a maximum term of thirty calendar days counted from the date of said request a public deed whereby all recordings, sub-recordings and annotations that have been applied for and/or practiced in the Registries of the competent Mining Registrar shall be raised and cancelled, as a consequence of the fact that the  mortgages and prohibitions indicated in the present  clause have been established. The expenses by concept of cancellation and release stipulated in this number shall be to the exclusive charge and account of SAMEX. CLAUSE TWELVE:  Assignment of Rights and Obligations.  (ONE)  SAMEX shall be empowered at all times from the subscription of this instrument to sell, assign, transfer or dispose in any way of all or part of its rights in this Contract or in the offered purchase and sale, provided the assignee of such rights  declares in the contract that serves as the title of the acquisition thereof: (a) its consent  in respect of all and each of the conditions and terms established in this Contract; (b) its commitment in order that all or the proportion acquired of   obligations  assumed by SAMEX  by virtue of this contract shall be faithfully complied with, in the same terms and conditions as if this Contract had been originally subscribed by said assignee, and (c) a clause that conditions any subsequent sale, assignment or transfer or other disposal of all or part of said rights in this Contract or in the offered purchase to the same restrictions provided for in the present number.  The compliance with the above referred requirements for the total or partial disposal of the present Contract or the offered purchase shall cause that disposal to be binding to SALI HOCHSCHILD and thereby SAMEX shall be released from any responsibility regarding the rights that are assigned, sold, or transferred and free from the transferred obligations.  TWO) Every time that mention is made in this instrument of SAMEX or the Beneficiary, to SALI HOCHSCHILD or the Offerer, to their rights, obligations and the other conditions or terms which under this Contract directly or indirectly affects or pertains to them, it shall also be understood to refer to their respective assignees, buyers, heirs, continuers or legal successors at any title, unless expressly otherwise provided for or the context implies that it is otherwise. CLAUSE  THIRTEEN: Exploitation Right. SALI HOCHSCHILD shall not be entitled to perform any exploration or exploitation work in the Mining Concessions of which it is the owner, except with the prior and written authorization by SAMEX. In turn, SAMEX shall not commence exploitation of the Mining Concessions which is the subject matter of this Contract, but until it has exercised the purchase option whereby the offered purchase shall be formalized.  CLAUSE FOURTEEN:  Governing Law. It is left on record that the present Unilateral Purchase Option Contract covering Mining Concessions is governed by the Chilean laws and specially by the provisions of the Mining Code of the Republic of Chile of the year 1983, specifically by its article 169. The same is agreed upon in respect of its eventual modifications and addenda and of the proposed purchase contract. CLAUSE FIFTEEN: Notary and Recording Expenses. The expenses and notarial duties generated by the present Contract and the duties corresponding to recordings with the respective Mining Registrar shall be to SAMEX exclusive account. CLAUSE SIXTEEN: Arbitration. Any difficulties relating to the interpretation, application, performance, validity, effectiveness, resolution, scope, efficacy or voids of the present Unilateral Purchase Option Contract or the proposed purchase and sale contract that may arise between SALI HOCHSCHILD as of one part and SAMEX and/or its assignees, as of the other part, shall be settled by an arbitrator   both in what concerns the procedure and the award, who shall settle the matter in a single instance; the resolutions of the arbitrator shall not be subject to  further appeal  against the resolutions of the arbitrator and the arbitrator  is designated  by common agreement of the parties.  In the absence of such agreement, either party may resort without further formality to the Center of Arbitration of the Chamber of Commerce of Santiago A.G., which shall proceed to the designation of the arbitrator from among the list of members established to this effect by said Arbitration Center.  In order to accredit the lack of agreement between the parties, it shall suffice the mere request for designation of the arbitrator that any of the parties submits to the Center of Arbitration, Chamber of Commerce of Santiago.  The arbitration procedure shall be carried out in Santiago.  CLAUSE SEVENTEEN:  Effects of the Abandonment.  In the event that SAMEX decides not to exercise its option on acquisition of the Mining Concessions or it is understood that it does not exercise it pursuant to numbers (Four) and (Five), Clause Three of this instrument, SAMEX hereby commits itself as follows: (One) To deliver to SALI HOCHSCHILD within the term of sixty calendar days counted   from the date the Beneficiary informs its decision not to enter into the offered purchase and sale or its is understood that it has done so, without any cost whatsoever to the Offerer, all the geological, geochemical, geophysical studies, maps, analyses and results of samplings, test pits and borings, the results of metallurgical and chemical tests performed and obtained in the Mining Concessions referred to in this Contract, as well as the core samples taken from borings, in whose respect SALI HOCHSCHILD should pay the costs involved in their mobilization and demobilization. (TWO) The installations, constructions, improvements, works, tanks and other elements located in the superficial area of the Mining Concessions should be left to the benefit of the Offerer, except for those than can be removed by SAMEX without detriment or destruction thereof, nor of the tunnels and/or drifts that could eventually be constructed during the mining property geological exploration.  Said removal can be made by SAMEX within the two months following the date in which its decision not to enter into de offered purchase contract or it is understood that it has done so.  CLAUSE EIGHTEEN:  Acts of God or Force Majeure. If compliance with any obligation stipulated in this Contract or the term for exercising a right by a party is prevented or delayed by an Act of God or an event of Force Majeure, the term for compliance with the obligation or for exercising the right, as pertinent, shall be extended for a period equal to that during which the Act of God or the Force Majeure subsist. The same renewal shall apply to the subsequent obligations or terms for exercising the rights.  CLAUSE NINETEEN:  Power Granted to the Bearer. The Bearer of an authorized copy of the present deed is empowered to request the pertinent recordings and annotations in the respective Registries.  CLAUSE TWENTY:  Opportunity to Cure.  In the event any party fails to perform any obligations required to be performed under the term of this Contract, or in the event such party is in breach of a warranty, representation or covenant it has given, the non-breaching party shall give the breaching party written notice of such default of breach containing particulars of the alleged non-performance and breach.  On receipt of such notice, the breaching party shall have either (i) thirty days to cure such default, if it involves the failure to make a payment; or (ii) sixty days to cure such default, if it involves the completion of any other obligation contained in this Contract.  CLAUSE TWENTY ONE:  Representatives of the Parties. By means of the present instrument and in this same act, for all effects derived hereunder and the offered contracts, SALI HOCHSCHILD confers power of attorney and designates indistinctly Mr. Joaquin Errazuriz-Hochschild, already individualized in the appearance, and Mr. Walter Hochschild-Alessandri, Chilean, married, industrial miner, holder of national identification card number 6.550.296-8 as his attorneys and representatives, who, to the effects of the performance of their mandate shall be understood from now on to be specially domiciled at number two hundred and five, Roman Diaz street, Suite three hundred and one, District of Providencia, Santiago, unless with due advance they inform in writing to SAMEX another domicile. Likewise, SAMEX hereby confers power of attorney to Mr. Francisco Vergara-Irarrazaval as his attorney and representative, already individualized in the appearance; to the effects of the performance of this mandate, shall be understood that he is domiciled at number two hundred and seventy seven, Padre Mariano street, Suite five hundred and two, District of Providencia, Santiago. CLAUSE TWENTY TWO: Communications between the Parties. Shall be made in writing, by means of the registered letter, fax, or electronic mail, in this case provided that the receiving party acknowledges its receipt, addressed to the domiciles indicated by the Parties in the appearance or to another domicile informed in the same manner and with due advance. If by fax, to SALI HOCHSCHILD, fax number two three six zero two six zero; if to SAMEX, to fax number 236 2833 both in the city of Santiago. CLAUSE TWENTY THREE:  Special Domicile. For all the effects of the present Contract and the offered contract the parties establish and shall establish their special domicile in the city and district of Santiago and hereby submit and shall be submitted to the competence of the arbitration court referred to in Clause Sixteen of this instrument.  CLAUSE TWENTY FOUR:  Taxes. It is duly recorded herein that SAMEX shall not be liable at all for taxes or other personal charges corresponding to SALI HOCHSCHILD by reason of the subscription of this Contract and/or the offered purchase contract and accordingly SAMEX is released from now on from any obligation and/or liability by this concept.  The legal capacity of Mr. Joaquin Errazuriz-Hochschild to represent COMPANIA MINERA Y COMERCIAL SALI HOCHSCHILD S.A. is recorded in the public deed dated November 05 of the year two thousand and three, which was executed in the Notary's Office of Santiago of Mr. Alberto Mozo-Aguilar.  IN WITNESS WHEREOF, the appearing parties stamp their signature. The present deed is annotated in the digest of public instruments on this data.  A COPY IS GIVEN.  I HEREBY CERTIFY.

................................................

MINERA SAMEX CHILE S.A.

By:  FRANCISCO VERGARA-IRARRAZAVAL

............................

COMPANIA MINERA Y COMERCIAL SALI HOCHSCHILD S.A.

By:  JOAQUIN ERRAZURIZ-HOCHSCHILD

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of April 28, 2004:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

South American Mining & Exploration Corp.	British Columbia, Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
Minas BOLIVEX S.A. ("BOLIVEX ")	Bolivia	98%
Empresa Minera Boliviana S.A. ("EMIBOL")	Bolivia	98%
Minera Samex Chile S.A ("Samex Chile")	Chile	99.9%

For details see Item 4 - "Information On The Company"

Exhibit 12.1

CERTIFICATION

I, Jeffrey Peter Dahl, President and Chief Executive Officer, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Samex Mining Corp. (the "Company");

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

(d)

Disclosed in this Annual Report any change in the Company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date May 4, 2004	"Jeffrey P. Dahl"
Jeffrey P. Dahl, President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Larry Dennis McLean, Chief Financial Officer, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Samex Mining Corp. (the "Company");

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

(c)

Disclosed in this Annual Report any change in the Company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date May 4, 2004	"Larry D. McLean"
Larry D. McLean, Chief Financial Officer

Exhibit 13 .1

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the "Company") on Form 20-F for the year ended November 30th, 200 3 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Jeffrey P .. Dahl"

Jeffrey P. Dahl

President and Chief Executive Officer

May 4 , 2004

Exhibit 13 .2

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the "Company") on Form 20-F for the year ended November 30th, 200 3 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Larry D. McLean"

Larry D. McLean

Chief Financial Officer

May 4 , 2004