Form 20-F
period 2004-11-30
SAMEX MINING CORP
filed 2005-05-31
CIK 766504

        OMB NUMBER 3235-0288

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                                  November 30, 2004

OR

         ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of November 30, 2004:  65,272,415 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

                                                                                                                                                                                                 Page

Item 1. Identity of Directors, Senior Management and Advisers

7

Item 2. Offer Statistics and Expected Timetable

7

Item 3. Key Information

7

Item 4. Information on the Company

20

Item 5. Operating and Financial Review and Prospects

43

Item 6. Directors, Senior Management and Employees

53

item 7. Major Shareholders and related party transactions

58

item 8. Financial Information

62

Item 9. The Offer and Listing.

62

Item 10. Additional Information.

63

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

79

item 12. Description of Securities Other Than Equity Securities.

79

Item 13. Defaults, Dividend Arrearages and Delinquencies.

79

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

79

Item 15.  Controls And Procedures

79

Item 16A. Audit Committee Financial Expert

80

Item 16B. Code of Ethics

80

Item 16C. Principal Accountant Fees and Services

80

Item 16D. Exemptions From The Listing Standards For Audit Committees

81

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases

81

Item 17. Financial Statements.

81

Item 18. Financial Statements.

96

Item 19. Exhibits.

96

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; environmental liability claims and insurance; dependence on joint venture partners as well as those factors discussed in the section entitled “Risk Factors”, “Information On The Company” and “Operating And Financial Review And Prospects”.

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

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Information contained in this annual report related to mineralization may be strictly prohibited in SEC filings for U.S. registered companies under the SEC guidelines.  The Company is an exploration stage company and its properties have no known body of ore.  U.S. investors are cautioned not to assume that the Company has any mineralization that is economically or legally mineable.

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

	U.S. Dollars Per Canadian Dollar
	Fiscal Year Ended November 30					3-Month Period Ended
	2004	2003	2002	2001	2000	November 30, 2004	November 30, 2003
End of period	.8402	.7709	.6386	.6362	.6484	.8402	.7709
Average for the period	.7658	.7065	.6365	.6479	.6758	.8162	.7562
High for the period	.8493	.7709	.6619	.6668	.6983	.8493	.7709
Low for the period	.7159	.7489	.6200	.6287	.6397	.7651	.7207

	For the month of
	December 2004	January 2005	February 2005	March 2005	April 2005
High for the period	.8435	.8346	.8134	.8322	.8234
Low for the period	.8064	.8051	.7961	.8024	.7957

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 29, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7957 (US$1.00 = Cdn$1.2568).  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The following tables set out the average exchange rate for one United States Dollar (US$) expressed in terms of Chilean Pesos for the following periods.

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2000	1 US$ = 539.49 pesos
2001	1 US$ = 634.94 pesos
2002	1 US$ = 688.94 pesos
2003	1 US$ = 691.40 pesos
2004	1 US$ = 609.53 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2004

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	573.64	584.31	603.91	608.19	635.76	643.50	632.39	635.93	616.55	607.28	596.72	576.17

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2005

Month	Jan	Feb	Mar	Apr
Pesos	574.12	573.58	586.48	580.46

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mining Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia (the “Company Act”).  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995.  On March 29, 2004, the Company Act was repealed and was replaced by the Business Corporations Act (British Columbia) (the “Business Corporations Act”).  Because of this change, we are required to undertake certain transitionary steps in order to comply with the Business Corporations Act which we are in the process of completing, subject to receipt of necessary regulatory approval.  (see Item 4 “Information on the Company - History and Development of the Company”).

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America.  We currently own or have interests in mineral exploration properties in southwestern Bolivia and in central Chile.  The Company focuses its exploration activities on the search for precious metal deposits.

The Company holds an interest in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani; and the Los Zorros district gold, copper, silver prospects in Chile (see Item 4 “Information on the Company - Description of Properties” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by geologist, Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp. and Company geologist, Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

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

	Fiscal Year Ended
	November 30, 2004	November 30, 2003	November 30, 2002	November 30, 2001	November 30, 2000
Income Statement Data
Net Loss From Operations	(1,803,635)	(1,013,414)	(570,612)	(686,373)	(890,954)
Gain On Sale of Equipment	1,052	-	-	-	-
Mineral Interests and Deferred Exploration Costs Written Off	(31,296)	(14,600)	(16,184)	(339,018)	(5,439,359)
Net Loss for the year (1)
Canadian GAAP	(1,833,879)	(1,028,014)	(586,796)	(1,016,564)	(6,330,313)
US GAAP	(3,899,243)	(1,531,208)	(793,058)	(666,273)	(1,007,041)
Net Loss per share (1)
Canadian GAAP	(0.03)	(0.02)	(0.01)	(0.03)	(0.19)
US GAAP	(0.06)	(0.03)	(0.02)	(0.02)	(0.03)

(1)  See Note 10 to attached Consolidated Financial Statements to November 30, 2004.

	Fiscal Year Ended
	November 30, 2004	November 30, 2003	November 30, 2002	November 30, 2001	November 30, 2000
Balance Sheet Data
Current Assets	2,264,303	3,577,146	200,181	111,035	20,412
Current Liabilities	90,467	31,968	365,755(2)	285,588	318,034
Working Capital	2,173,836	3,545,178	(165,574)	(174,553)	(297,622)
Notes Payable	-	-	- (2)	400,197	367,123
Total Assets	6,181,545	5,394,055	1,472,856	1,183,252	1,455,100
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	6,091,078	5,362,087	1,107,101	497,467	769,943
US GAAP	2,286,427	3,609,365	(112,336)	(514,440)	(581,154)
Number of Shares	65,272,415	62,671,848	48,823,181	41,000,881	34,935,881

(1)

See Note 10 to attached Consolidated Financial Statements to November 30, 2004.

(2)

Current portion of Notes Payable ($290,786) was included in Current Liabilities of $365,755

There are several material differences between Canadian GAAP and U.S. GAAP as is applicable to the financial information disclosed or summarized herein.  Reference is made to Note 10 in the attached financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,803,635, $1,013,414, and $570,612 for the fiscal years ended November 30, 2004, 2003 and 2002, respectively.   As of November 30, 2004, we had a cumulative net loss from operations of $9,765,579 and a cumulative deficit of $17,147,256.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of November 30, 2004, we had working capital of $2,173,836 (November 30, 2003: $3,545,178).  While we believe our working capital is sufficient to fund our ongoing operations through our 2005 fiscal year ending November 30, 2005, we do not currently have any cash flow from operations and cannot currently satisfy anticipated operational requirements and cash commitments after that time.  In relation to our proposed exploration programs, management will work to secure $2 million+ in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.   Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

We currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution to our existing shareholders.

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

The volatility of the prices for precious metals and base metals is illustrated by the following charts from kitco.com which show the market prices (US$) of gold, silver, copper and zinc over the last five years.

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

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management: Jeffrey Dahl, President & Chief Executive Officer, Robert Kell, Vice President – Exploration and Larry McLean, Vice President – Operations & Chief Financial Officer.  Investors must be willing to rely to a significant extent on their discretion and judgment.  We do not maintain key employee insurance on any of our employees.

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month (30,337 Chilean Pesos for the month of May 2005).  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (ex. May 2005 M.T.U. was 30,337 x 1/10th = 3,033.7 Chilean Pesos per hectare) (at current exchange rates this would equate to approximately US$5.26 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (ex. May 2005 M.T.U. was 30,337 x 1/50th = 606.7 Chilean Pesos per hectare) (at current exchange rates this would equate to approximately US$1.05 per hectare for exploration concessions).  The patent payments must be made in advance during the month of March of each year.  Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.  (See “Currency and Exchange Rates”)

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

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

We have reserved 8,763,850 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of April 30, 2005, we reserved 5,375,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of CDN$0.58).  In addition we reserved 3,388,850 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of CDN$0.69).  If such options and warrants are fully exercised, such common shares would constitute 11.83% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

We may be classified as a passive foreign investment company during 2004, which may have a material affect on U.S. holders.

Although we do not believe we were a “passive foreign investment company” (“PFIC”) during the year ended November 30, 2004, there is no assurance that the U.S. Internal Revenue Service may not challenge our assessment and determine that we were in-fact a PFIC, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the four quarters ended November 30, 2004 ranged between CDN$0.65 and $1.65 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

We were originally incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia, Canada.  We changed our name and consolidated our share capital as set forth below on the following dates:

Date	Name	Consolidation (Old:New)
December 15, 1967	Silver Duke Mines Ltd. (N.P.L.)	Not applicable
February 3, 1976	Totem Resources Ltd. (N.P.L.)	4:1
June 9, 1978	Paragon Resources Ltd. (N.P.L.)	Not applicable
May 13, 1981	Paragon Resources Ltd.	Not applicable
September 11, 1995	SAMEX Mining Corp.	5:1

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

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “New Act”).   Because of this change, we were required to undertake certain transitionary steps set out under the New Act, including filing a transition application with the British Columbia Registrar of Companies (the “Registrar”).   This Transition Application, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on or about February 11, 2005.

We are also required to amend our Articles to comply with the New Act.  This step has not yet been completed and is sought to be addressed by adoption of the proposed new Articles.  Coincidentally with these changes, we are also proposing to change our authorized share structure to remove any maximum number of shares which may be issued.  Also, in order to give effect to these changes, it will be necessary to amend our form of Notice of Articles adopted as part of the Transition Application.

The foregoing changes were approved by our shareholders at our Annual General Meeting of Shareholders held on Thursday, May 5, 2005 but will not be effective until filed with the Registrar, which has not yet been done at the date of this Annual Report.  See Item 10. “Additional Information – Changes to Corporate Legislation”.

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

COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.

Our total mineral interests and exploration costs were $2,136,270 for the year ended November 30, 2004 compared to $648,633  in 2003, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $4,699,600 during fiscal 2003 and $1,484,954 during fiscal 2004.   Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

We have six subsidiaries, all of which are described below.  The present inter-corporate relationship between us and our subsidiaries is illustrated in the following chart:

SAMEX Mining Corp. (British Columbia, Canada) Listed on TSX Venture Exchange

South American Mining & Exploration Corp. (British Columbia, Canada)			Minera Samex Chile S.A. (Chile)
-	--	-
Samex International Ltd. (Bahamas)		Bolivex S.A. (Bolivia)
-
Samex S.A. (Bolivia)	Emibol S.A. (Bolivia

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

SAMEX International Ltd.

SAMEX International Ltd. (“SAMEX International”) was incorporated as an international business company under the laws of the Commonwealth of the Bahamas on August 4, 1995.  The directors and officers of SAMEX International are Patricio Kyllmann (Director, President and Secretary) and Kenneth Taves (Director).  Its authorized share capital consists of 5,000 common shares of which 100 are issued and outstanding, all of which are held by S.A.M.E.X. Corp.  SAMEX International functions as an international holding and finance company and holds 98% of the shares of each of SAMEX S.A. and Emibol S.A.

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994.  The directors and officers of SAMEX S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores - Sindico, Raul Castañeta – Alternate Sindico.  SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Bolivian corporate law requires that the company have at least three shareholders and, accordingly, the shares of SAMEX S. A. as well as Bolivex S.A. and Emibol S.A. have been issued so that 2 shares are held by persons other than S.A.M.E.X. Corp. or SAMEX International.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX. SAMEX S.A.’s primary asset is its interest in a portion of the the Goya I/El Bonete concession which form the Santa Isabel property referred to below.

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994.  The directors and officers of Bolivex S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores - Sindico,  Raul Castañeta – Alternate Sindico.  Bolivex S.A. has authorized capital of 500,000 Bolivianos (“Bs”). and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl.  Bolivex S.A.’s primary asset is the Walter property referred to below.

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  The directors and officers of Emibol S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores - Sindico, Raul Castañeta – Alternate Sindico.  Emibol S.A. has authorized capital of 200,000 Bolivianos (“Bs”). and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl.  Its principal assets are its interests in the El Desierto, Eskapa, Wara Wara and Yaretani properties in Bolivia.

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile’s principal asset is its interest in mineral concessions in the Los Zorros district in Chile.

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. (“Chalice”) respecting our buy-back of a 40% interest in the Eskapa property in Bolivia - In October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement. We arranged to purchase-back this right to a 40% interest from Chalice by paying Chalice CDN$50,000 cash (paid); and issuing 200,000 of our shares to Chalice (issued November 4, 2002); and by granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property. (See Item 4 “Information on the Company” – “Description of Property” - “Eskapa Property”).

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district in Chile for US$50,000 cash (paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zorros district in Chile.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; US$100,000 by October 31, 2006.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Letter of Intent Concerning Option to Purchase Agreement dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A. - SAMEX signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorros district, Chile.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

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

Business Overview.

During the 2004 fiscal year, we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  By mid-December 2004, we had completed 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration costs for 2004 totaled $2,136,270.  Limited expenditures related to our mineral properties in Bolivia mainly involved the payment of annual patents on our mineral concessions and administrative and maintenance functions.

During the fiscal year ended November 30, 2003, we were principally involved in preliminary exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report. Mineral interests and exploration costs for 2003 totaled $648,633.

During the fiscal year ended November 30, 2002, we were principally involved in the compilation of an extensive exploration report on the Eskapa property in Bolivia, visiting and evaluating gold/silver prospects in the countries of Chile and Argentina, and in financing activities.  Mineral interests and exploration costs for 2002 totaled $432,388.

Looking forward over the fiscal year 2005, we will work to secure $2 million in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.  Our preferred method of financing is through simple direct private placements.  We also seek to minimize shareholder dilution as much as is feasible under prevailing market conditions.  Plans are still in progress, but in general, Los Zorros will receive the larger portion of our anticipated exploration expenditures for 2005.  A phase-two drill program is expected to cost approximately $1.5 million for which the company will be seeking funding.  We also plans to resume activities at our Eskapa precious metal prospect in Bolivia including refurbishing and expanding the exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.  Other possible exploration opportunities may arise throughout the year and will be evaluated as to maximize shareholder values and company growth.  We have also been negotiating several possible acquisitions in Chile which may be funded from current cash reserves or made subject to further financings depending on circumstances at the time.  See “Special Note Regarding Forward Looking Statements”.

WE ARE AN EXPLORATION STAGE COMPANY AND HAVE NO MINERAL PRODUCING PROPERTIES AT THIS TIME.  ALL OF OUR PROPERTIES ARE EXPLORATION PROJECTS, AND WE RECEIVE NO REVENUES FROM PRODUCTION.  ALL WORK PRESENTLY PLANNED BY US IS DIRECTED AT DEFINING MINERALIZATION AND INCREASING UNDERSTANDING OF THE CHARACTERISTICS AND ECONOMICS OF THAT MINERALIZATION.  THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS IN ANY OF OUR PROPERTIES NOR DO WE ANTICIPATE SAME UNTIL AFTER COMPLETION OF FURTHER EXPLORATION WORK AND A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES AND OTHER FACTORS CONCLUDE ECONOMIC FEASIBILITY.  THE INFORMATION CONTAINED HEREIN RESPECTING OUR MINERAL PROPERTIES IS BASED UPON INFORMATION PREPARED BY OR THE PREPARATION OF WHICH WAS SUPERVISED BY GEOLOGIST, ROBERT KELL, OUR VICE PRESIDENT EXPLORATION AND DIRECTOR OF THE COMPANY AND COMPANY GEOLOGIST, PHILIP SOUTHAM, P. Geo.   MR. KELL AND MR. SOUTHAM ARE “QUALIFIED PERSONS” PURSUANT TO CANADIAN SECURITIES NATIONAL INSTRUMENT 43-101 CONCERNING STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS.

Description of Property (listed alphabetically)

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

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

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

ESKAPA PROPERTY

SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,244,650 at November 30, 2004.

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

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt)), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

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

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

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

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  Management believes the remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good (although subject to the numerous risks and uncertainties of mineral exploration – see “Risk Factors”) and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume exploration on the Eskapa precious metal prospect during 2005.  As of the date of this Annual Report, we have not yet resumed such exploration activities.  There are a number of risks and uncertainties associated with mineral exploration, many of which are out of our control and there can be no assurance that any exploration efforts will result in discovery of commercial mineralization on this property, which does not contain any known quantities of mineralization at this time. – See “Risk Factors” and “Special Note Regarding Forward Looking Statements”.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

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

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have approximately 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date. (We have changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described “Targets I through VII” are now referred to as “Exploration Areas I through VII”.  Within each “Exploration Area”, there may occur unique areas of focus that will be alphabetically labeled “Targets A, B, C etc.”.)

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries of each of the Exploration Areas identified thus far and exploration results obtained to-date:

Exploration Area I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with phase-two drilling after further analysis of phase-one drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  (Additional details concerning Exploration Area I are reported in SAMEX News Releases No. 1-04, 2-04 and 8-04, copies of which are attached to our Annual Report for the fiscal year ended November 30, 2004 which was previously filed on April 14, 2005 under Form 6-K (the “2004 Annual Report”).)

Exploration Area II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  An additional prospective area may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

Phase-one reconnaissance drilling and trenching in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Following are brief summaries of Targets A, B, C and D in Exploration Area II (additional details and tables of significant geochemical analytical results are reported in SAMEX News Release No. 1-05, a copy of which is attached to our Quarterly Report for the three months ending February 28, 2005 which was previously filed on April 29, 2005 under Form 6-K (the “2005 First Quarter Report”).):

Target A - Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results in News Release No. 1-05).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold. (NOTE - Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.   Drill hole ML-04-06 was drilled 600 meters west of Target A.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (weighted average geochemical results are reported in SAMEX News Release No. 1-05, a copy of which is attached to our Quarterly Report for the three months ending February 28, 2005 which was previously filed on April 29, 2005 under Form 6-K (the “2005 First Quarter Report”) of prominently anomalous amounts of pathfinder metals mercury and arsenic, suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.

Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03 (300 meters north of Target A).  The hole was drilled in covered pampa to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters.  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz –pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), are also present over numerous, some long, intervals (weighted average geochemical results are reported in SAMEX News Release No. 1-05, a copy of which is attached to our Quarterly Report for the three months ending February 28, 2005 which was previously filed on April 29, 2005 under Form 6-K (the “2005 First Quarter Report”)).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Target D - Trenching and sampling conducted 1500 meters west of Target A, exposed gold mineralization hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  A series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (0.207grams/metric tonne over 36 meters and 0.326 grams/metric tonne over 180 meters)) over a combined true length of approximately 200 meters (see weighted average geochemical results in News Release No. 1-05, a copy of which is attached to our Quarterly Report for the three months ending February 28, 2005 which was previously filed on April 29, 2005 under Form 6-K (the “2005 First Quarter Report”)).  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.

Exploration Area III - Exploration Area III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The area has been geologically mapped and veins have been sampled in most exposures.  Numerous bulldozer trenches have been completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width meters	Gold ppm*	Silver ppm*	Copper ppm
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

       * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table following), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Gold ppm*
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

 * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% copper, 120 g/mt silver, and 7 g/mt gold).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.  Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.

Targets A, B, C, and D - Three spaced zones (Targets A, B and C) of disseminated, low-grade gold mineralization have been found by trenching to occur within the area of the principal copper-gold-mineralized barite vein swarm.  The three zones trend sub-parallel in roughly a north-south direction and consist of steeply oriented veins and abundant veinlets cutting volcaniclastic and calcareous siliclastic sedimentary rocks.  In Target B, disseminated-type gold mineralization may occur within gently east-dipping, favorable mantos layers and underlying altered/brecciated diorite sill.  The gold mineralization in trench and outcrop exposures for all these targets is in the near-surface oxide zone, which drilling shows to extend to depths ranging from 50 to 70 meters.  The gold was likely liberated via oxidation breakdown of pyritiferous fracture veinlets, disseminated pyrite in mantos layers and pyrite-chalcopyrite in barite veins/veinlets.  Target A has been cut only in one trench TN-1, which over a 42-meter horizontal width, contains a weighted average grade of 0.267 g/mt gold.  Target B can be seen to be quite broad with a horizontal width in trench TN-9 of 130.60 meters carrying a weighted average grade of 0.757 g/mt gold; and in end-to-end trenches: TN-2 - 90.0 meters with weighted average grade of 0.428 g/mt gold, and trench TN-3 - 117 meters with a weighted-average grade of 0.558 g/mt gold.  These substantial horizontal widths may reflect, in part, sampling in areas across gently dipping, thick, mineralized mantos layers, and this will be further evaluated by phase-two sampling and drilling.  Part of Target B was also intersected by trench TN-12.  Target C has been partially cut in four trenches.  Weighted-averaged results include: TN-4 with 21.0 horizontal meters of 0.271 g/mt gold; TN-11 with 30.7 meters of 0.203 g/mt gold; TN-6 with 12.0 meters of 0.901 g/mt gold; and TN-13 exposing a 26.15 meter horizontal width containing 0.254 g/mt gold including 17.05 meters of 1.8 g/mt gold.  The three gold-mineralized zones, Targets A, B, and C, and principal veins are cut off to the south along an “east-west” trending complicated fault zone, but could have fairly continuous northward extents of between 1000 meters up to 1200 meters.  As it turned out, trenching and drilling were started at the very south end of the mineralized zones in this fault complicated area.  Geologic mapping shows that, to the north, there are only a few faults with minor displacements of the principal vein structures which also suggests the mineralized zones should be little-disrupted (offset) along-strike continuity.

A fourth zone of gold mineralization (Target D) has been found via surface outcrop, old prospect pit sampling and along the eastern part of trench TN-14 with 17.65 meters horizontal width containing a weighted average of 0.685 g/mt gold.  The gold mineralization occurs as a north-south striking, steeply east-dipping, clay-silica altered zone cutting volcaniclastic rocks and diorite sill.  In the best exposure, the zone has a horizontal width of between 20 to 25 meters.  So far, the zone has been physically traced 250 meters along strike and is open ended to the north.  Scattered sampling of prospect pits exposing oxide-copper/-iron mineralization along specific structures and outcrops along the projected trace of the zone shows variable grades of 0.065 to 1.35 g/mt gold over sample widths of 1.0 to 1.8 meters.  Hand trenching and, where possible, bulldozer trenching is planned for phase-two exploration in an attempt to expose and sample the entire width of the zone and extend its strike length to the north.

Only three drill holes (DDH-N-04-01, -02 and -06) have so far attempted to test the disseminated gold mineralization of Targets A and B.  DDH-N-04-01 crossed a fault structure and intersected Target A and a principal vein structure at much greater depth (208.00-225.00 meters) than intended. The 17.0-meter (apparent width) intersection ran 0.487 g/mt gold and 0.33% copper.  DDH-N-04-02 intersected three spaced intervals with anomalous gold mineralization positioned below the east part of Target B.  The best of these (40.00-53.45 meters) contained 0.668 g/mt gold with anomalous copper (775 ppm).  DDH-N-04-06 did not intersect Target B because it was positioned south of an unforeseen truncating east-west fault zone.  Targets C and D were tested in one area by DDH-N-04-05 and -08.  The high-grade gold intercepts of Target E in DDH-N-04-05 were an inadvertent positive result of this drilling.  These holes also intersected numerous intervals of anomalous gold (0.103 to 2.270 g/mt) and copper (121 to 9160 ppm) positioned both above and below the high-grade, black-matrix breccia of Target E.  One hole (DDH-N-04-03) intersected several strands of one of the principal veins (71.80 to 80.00 meters) grading 1.528 g/mt gold, 3.3 g/mt silver and 4256 ppm copper over a true width of 7.46 meters.  Another hole (DDH-N-04-04) from the same drill pad encountered fault problems but did intersect numerous intervals of weakly anomalous copper (134 to 1565 ppm) and silver (1.2 to 2.7 ppm).

Further core drilling of Targets A, B and C will focus on discovering better grades of gold mineralization by exploring the thicker mantos layers within favorable intervals of the volcaniclastic/sedimentary stratigraphic section, and also in the clay-silica-pyrite-altered and much-brecciated upper part of the deeper diorite sill.  There is considerable untested area open to the north along strike from where 2004 exploration trenching and drilling were carried out.  Additional exploration is particularly warranted in Target A, which extends for a 1000 meter strike length with a width of 250 meters, and contains the highest overall gold content in surface samples of veins of the target areas A, B and C.  For Target D, drilling will test the down-dip continuation of this mineralization toward and beneath the thrust fault and anticlinal dome structure.

Target E – Target E in Exploration Area III is a new and intriguing high-grade occurrence of gold mineralization that was intersected by core drilling (DDH-N-04-05) and represents a blind discovery.  The occurrence is comprised of two high-grade intervals, each having true widths of 1.53 meters, and containing 35.4 g/mt and 40.1 g/mt gold, respectively.  These intervals are positioned in the marginal parts to a black-matrix breccia within an altered and sulfide-mineralized, fragmented porphyritic diorite sill.  The average grade of the intersected black-matrix breccia interval is 15.96 g/mt gold over a true width of 7.66 meters.  Follow-up fire-screen assay analyses (see Table 1 below), using reject material, returned a higher grade of 19.88 g/mt (0.64 oz/mt over 25.12 ft.) and also shows the gold is mostly contained within the fine-grained size fraction (-150 mesh) likely associated with the disseminated sulfide minerals (pyrite and some chalcopyrite).  Alteration within the breccia interval includes strong pyritization with clay alteration and silicification.  The black matrix coloration may reflect a carbonaceous (organic) content (component).  A greenish colored, clay alteration envelope was noted during logging and may be related to the gold mineralizing processes, but this possible relationship needs further evaluation.

Table 1 – Check Fire-Screen Re-Assay Results – DDH-N-04-05 (Target E)

Sample no.	From To	Total Sample Weight	Au grade Combined Size Fractions Wt. Average Two Analyses	Au grade Fine Fraction approx. -150 mesh	Weight Fine Fraction approx. -150 mesh	Au grade Coarse Fraction approx. +150 mesh	Weight Coarse Fraction approx. +150 mesh	Check Assay 1 Fine Fraction approx. -150 mesh	Check Assay 2 Fine Fraction approx. -150 mesh
	m.	g	g/mt	g/mt	g	g/mt	g	g/mt	g/mt

N-04-05-101	230.0-232.0	995.45	43.80	39.1	953.50	151.00	41.95	40.0	38.2
N-04-05-102	232.0-233.4	1007.12	0.110	0.12	960.20	<0.05	46.92	0.13	0.11
N-04-103	233.4-235.0		<0.050 orig. assay
N-04-05-104	235.0-238.0	975.82	4.580	2.800	925.80	37.50	50.02	2.99	2.60
N-04-05-105	238.0-240.0	982.50	48.60	37.90	930.50	241.000	52.00	34.80	40.90
Weighted average	10.00	3960.89	19.877	16.265	3770.0	89.665	190.89	15.88	16.62

Follow-up drilling of the high-grade intersection of DDH-N-04-05 (Target E) was attempted from the same drill pad with two holes (DDH-N-04-08 and -09).  DDH-N-04-08 was aimed at a shallow angle to the east and intersected the same breccia interval at 170 meters further down-dip which included a narrow interval of strong chalcopyrite mineralization with an interesting gold credit (1.39% copper and 0.302 g/mt gold – 1.5 meters true width) within a wider interval (17.21 meters true width) of anomalous copper and gold mineralization (0.113 g/mt gold and 0.19% copper).  DDH-N-04-09, a vertical hole, appears to have just missed the breccia interval due to minor normal fault displacement.  A fourth near-vertical hole (DDH-N-04-10) was positioned 45 meters to the west and intersected the breccia interval 110 meters up-dip position from the intersection in DDH-N-04-05, but without significant gold or copper values.  This hole also exposed other breccia intervals at greater depth below Target E which contain anomalous gold and copper over a 41.5-meter interval (383.50 to 425.00 meters) averaging 0.227 g/mt gold and 454 ppm copper.  The drilling comprises a single cross section which shows that the prospective breccia interval (Target E) persists for a down-dip length of over 600 meters (open-ended) with gradual thickening to the east from 7.66 meters to 17.21 meters (true widths).  The altered and pyritized nature of the breccia interval within the geologic framework suggests that it could have a considerable, north-south, strike-length extent of 1000 meters or more.  This combined with the long down-dip extent comprises a very large prospective zone which has only been drill tested in one area and warrants a concerted follow-up drilling effort along strike to attempt to track the zone into consistent high-grades of gold and copper sulfide mineralization.  The thicker deeper zones intersected by DDH-N-04-10 may also prove highly prospective progressively closer to the source of the mineralization.

The black-matrix, brecciated porphyritic diorite sill with disseminated pyrite and chalcopyrite of Target E comprises a new and different type of geologic occurrence for gold mineralization on the Los Zorros property which is very intriguing for its high-grade gold content and good width characteristics [15.96 g/mt over 7.66 meters true width].  This occurrence will be further pursued by core drilling the prospective breccia interval along strike to the north and south starting at 100-meter spacing to find mineralization of consistent grade while maintaining or improving upon the encountered width.  During this secondary drilling phase, special attention will be paid to geochemical patterns of pathfinder metals and alteration features that could help vector exploration drilling into a major gold deposit discovery.  There certainly remains the possibility, that nearby, other highly prospective brecciated sill intervals also became gold-mineralized.

In summary, results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  Our understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Exploration Areas IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling and trenching:

Exploration Area IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  We are seeking to acquire an additional concession adjacent to this area.

Exploration Area V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Exploration Area VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (tables of geochemical results for 59 samples and 21 samples are reported in SAMEX News Release No. 4-04, a copy of which is attached to our Annual Report for the fiscal year ended November 30, 2004 which was previously filed on April 14, 2005 under Form 6-K (the “2004 Annual Report”)).

Exploration Area VII – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

The Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

We hold an interest in approximately 7,800 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by a purchase option contract (209 hectares).  Details of the purchase agreement and the purchase option contract are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004 (which has been paid);

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

Letter of Intent Concerning Option to Purchase Agreement dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A. - SAMEX signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorros district, Chile.  Under the formal Option Agreement (to be executed by June 24, 2005), SAMEX can acquire the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing of the formal Option Agreement;

ii)

US$25,000 within six (6) months of the date of signing the Option Agreement;

iii)

US$50,000 within nine (9) months of the date of signing the Option Agreement; and

iv)

US$50,000 within eighteen (18) months of the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

 Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month (30,337 Chilean Pesos for the month of May 2005).  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (ex. May 2005 M.T.U. was 30,337 x 1/10th = 3,033.7 Chilean Pesos per hectare) (at current exchange rates this would equate to approximately US$5.26 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (ex. May 2005 M.T.U. was 30,337 x 1/50th = 606.7 Chilean Pesos per hectare) (at current exchange rates this would equate to approximately US$1.05 per hectare for exploration concessions).

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

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062), which has been paid;

c)

during the first year, an additional payment of US$1,000/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. intends to suspend any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

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

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500/ounce and 3% if the price of gold exceeds US$500.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

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

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.  The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

Organizational Structure

See “History and Development of the Company” for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada which we rent on a month-to-month basis at a monthly cost of $1,430 in rent plus taxes and operating costs approximating $600.  We have a field-office/residence in La Paz, Bolivia which is also a South American residence for our Vice-President, Exploration, Robert Kell, which we rent on a month to month basis at a cost of US$500 per month.  We also have a field-office/residence in Copiapo, Chile which we rent on a month to month basis at a cost of US$600 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended November 30, 2004 and November 30, 2003 compared to the prior year.  The discussion should be read in conjunction with the consolidated financial statements to November 30, 2004 and the related notes included in Item 17 of this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 10 to our consolidated financial statements for the year ended November 30, 2004.

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

The most significant factors affecting our operations during the last fiscal year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Since the end of our last fiscal year, the prices of precious metals have experienced significant increases, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Treatment of Mineral Property Costs

As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory or if we otherwise choose to abandon a property, we would write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

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

Among other things, we determine our stock based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our audited consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  “Stock-Based Compensation” expenses of $1,077,916 have been recorded for the fiscal year ending November 30, 2004 and $408,400 for the fiscal year ending November 30, 2003

Operating results

Fiscal Year Ended November 30, 2004 compared to Fiscal Year Ended November 30, 2003

During the 2004 fiscal year, we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  By mid-December 2004, we had completed 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration expenditures on the Los Zorros property totaled more than $2 million for the year (see Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).  The limited expenditures related to our mineral properties in Bolivia mainly involved the payment of annual patents on our mineral concessions and administrative and maintenance functions.

Mineral interests and exploration costs for 2004 totaled $2,136,270, which is a significant increase over the $648,633 spent in 2003.  A $53,045 portion of the costs for 2004 was “expensed” as “Mineral Interests Administration, Investigation and Evaluation costs.  The remaining $2,083,225 is recorded as “Mineral Interests and Deferred Exploration Costs” for 2004.  As a result of these expenditures, our assets categorized in the consolidated financial statements as “Mineral Interests and Deferred Exploration Costs” increased to $3,804,651 at November 30, 2004 from $1,752,722 at November 30, 2003.

At the end of fiscal 2004, certain costs were written off on the El Desierto ($6,402), Santa Isabel ($337), Wara Wara ($18,477), Walter ($1,155), and Yaretani ($4,925) properties since no current exploration is being conducted on these properties.   The majority of these costs written off relate to the category “Property Claims”, which are the annual patent fees paid to maintain the property concessions.  At the 2004 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

Our ability to raise funds for precious metal exploration was favorable over the past year, due to increasing precious metal and base metal prices and market interest in mineral exploration companies.  Due to our significantly increased exploration expenditures during 2004, the amount of cash on hand at November 30, 2004 was $2,175,308 compared to $3,577,146 at November 30, 2003.   At November 30, 2004, we were debt-free, apart from $90,467 accounts payable consisting of general trade payables (subsequently paid) and accrued audit fees compared to accounts payable of $31,968 at November 30, 2003.

The following comments are related to certain categories in the consolidated financial statements for the fiscal year ending November 30, 2004:

Consolidated Balance Sheet

“Advances and Other Assets” - includes $10,341 which reflects the market value of 598.155 grams of gold the Company held at November 30, 2004

“Accounts Payable” – $90,467 consists of general trade payables including $65,846 for drilling (which have subsequently been paid), and an accrual for audit fees.

Consolidated Statements of Operations and Deficit

“Accounting And Audit” – the increase to $31,803 in 2004 as compared to $535 in 2003 and $15,559 in 2002 is partially due to accrual adjustments related to over accrual or under accrual estimates for auditing, as compared to the actual audit charges.  The increase is also due in part to the change of auditor during the year and increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

“Mineral Interests Administration, Investigation and Evaluation” - includes operating costs related to the Company’s exploration in Bolivia and Chile and expenses that are not allocated to one of the Company’s specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.  It also includes a miscellaneous $38,038 write-off of certain subsidiary accounts payable/accounts receivable of former years, which explains the increase in this category to $99,205 in fiscal 2004 as compared to $53,871 in 2003.

“Salaries and Benefits” – Increase in this category over fiscal 2003 is due to increased number of employees, and to bonuses paid in December 2003, and to salary increases effective January 1, 2004 for senior officers/employees.

“Stock-Based Compensation” – an expense of $1,077,916 is recorded for the year ended November 30, 2004 relating to stock options granted during the year.  See note 7(d) to the consolidated financial statements.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

“Net Loss For The Year” – “Stock-Based Compensation” expenses of $1,077,916 for fiscal 2004 ($408,400 for fiscal 2003) contributed to the increase in our reported net loss of $1,833,879 and per share loss of $0.03 for the fiscal year 2004 as compared to a net loss of $1,028,014 and per share loss of $0.02 in fiscal 2003.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2004.  We realized a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share compared to a net loss at November 30, 2003 of $1,028,014 or $0.02 per share.  The increase in the net loss is mainly due to increased operating expenses since the Company increased its exploration program and staff over the past year and to stock-based compensation expenses of $1,077,916 (as compared to $408,400 for fiscal 2003) related to stock options granted during the year.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See “Special Note Regarding Forward Looking Statements”.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past several years, our ability to raise funding for precious metal exploration has been favorable.  During fiscal 2003, we raised gross proceeds of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options as detailed below:

During the first quarter ending February 29, 2004, we raised a total of $288,825 from the sale of our securities as follows:

Warrants were exercised for the purchase of 605,250 shares for proceeds of $198,825

Stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000.

During the second quarter ending May 31, 2004, we raised a total of $212,638 from the sale of our securities as follows:

Warrants were exercised for the purchase of 450,625 shares for proceeds of $172,638

Stock options were exercised for the purchase of 100,000 shares for proceeds of $40,000.

During the third quarter ending August 31, 2004, we raised a total of $901,813 through the sale of our securities as follows:

A Private Placement of 800,000 Units at $1.10 per Unit raised proceeds of $880,000.

Warrants were exercised for the purchase of 51,375 shares for proceeds of $15,813.

Stock options were exercised for the purchase of 30,000 shares for proceeds of $6,000.

During the fourth quarter ending November 30, 2004, we raised a total of $81,678 from the sale of our securities as follows:

Warrants were exercised for the purchase of 188,317 shares for proceeds of $66,678.

Stock options were exercised for the purchase of 75,000 shares for proceeds of $15,000.

Use of proceeds for 2003 and 2004 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.

Anticipated Capital Requirements  - We anticipate that we will be able to fund our ongoing operations over the next year from funds on hand.  In relation to our proposed exploration programs, management will work to secure $2 million+ in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.  Our preferred method of financing is through simple direct private placements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business.  See “Special Note Regarding Forward Looking Statements”.

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

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

Increasing precious metal and base metal prices over the past year, and renewed market interest in mineral exploration companies, enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants and options.  We anticipate that the price of gold, silver and other metals will strengthen during the next year which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements”.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Employees, Salaries, Bonuses, Payment to Related Party - During the first quarter of fiscal 2004, we had 13 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the first quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $96,769 for the first quarter ended February 29, 2004 as compared to $87,528 for the first quarter 2003.  This increase compared to the first quarter of fiscal 2003 is mainly due to salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.  During the first quarter, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to senior officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the senior officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month’s salary for each of the individual senior officers as follows: Jeffrey Dahl, President -

$7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.  During the first quarter ended February 29, 2004, legal fees of $2,601 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the second quarter of fiscal 2004, we had 20 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the second quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $103,417 for the second quarter ended May 31, 2004 as compared to $85,698 for the second quarter 2003.  During the second quarter ended May 31, 2004, legal fees of $10,700 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

In the third quarter of fiscal 2004, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had five employees during the third quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $102,925 for the third quarter ended August 31, 2004 as compared to $84,867 for the third quarter of 2003.  During the third quarter ended August 31, 2004, legal fees of $8,378 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the fourth quarter of fiscal 2004, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had 10 employees during the fourth quarter of 2003.  Salaries, for employees who are also directors or officers of the Company, totaled $100,712 for the fourth quarter ended November 30, 2004 as compared to $85,570 for the fourth quarter of 2003.  During the fourth quarter ended November 30, 2004, legal fees of $11,707 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of November 30, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Option Payments - Hochschild Option (1) Advance Royalty	US$150,000	US$50,000	US$100,000	Advance Royalty US$200,000	Advance Royalty US$300,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$150,000	US$50,000	US$100,000	Advance Royalty US$100,000	Advance Royalty US$400,000

(1) These payments are pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments  (which would be recoverable from future royalty payments) would be required if the property was not in production by

December 31, 2007 (see Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Change Of Auditor - On November 9, 2004, Steele & Co., Chartered Accountants of Vancouver, BC (the “Former Auditor”), resigned as auditor of the Company and Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, BC (the “Successor Auditor”) agreed to act as the Company’s auditor effective November 9, 2004.  The change of auditors was implemented at the request of the Former Auditor who advised the Company they were not prepared to continue to act, due to increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

Fiscal Year Ended November 30, 2003 compared to Fiscal Year Ended November 30, 2002

During the fiscal year ended November 30, 2003, we were principally involved in exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration over the last several years at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report which recommends further drilling on the property. (See Item 4 “Information on the Company” – “Description of Property” for details concerning these properties).

Mineral interests and exploration costs for the year ended November 30, 2003 totaled $648,633 compared to $432,388 in 2002.  Our assets categorized in the consolidated financial statements as “Mineral Interests and Deferred Exploration Costs” increased to $1,752,722 at November 30, 2003 from $1,219,437 at November 30, 2002.  Costs related to “Property Claims” (annual patent fees to maintain properties) were written off on the El Desierto ($2,103), Wara Wara ($5,589), Walter ($1,312), and Yaretani ($5,596) properties since no current exploration is being conducted on these properties.  At the 2003 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.

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

The following comments are related to certain categories in the Consolidated Statements of Operations and Deficit for the fiscal year ended November 30, 2003:

“Accounting and Audit” – the unusually low amount of $535 is the result of a $10,000 adjustment/ deduction in this account to correct an over-estimated accrual of $20,000 in fiscal 2002, to a revised accrual of $10,000 for fiscal 2003.

“Foreign Exchange”, “Legal”, “Travel and Promotion” – 2003 costs increased over 2002 costs, mainly due to increased exploration and acquisition activity by the Company in Chile.

“Mineral Interests Administration, Investigation and Evaluation” - includes operating costs related to the Company’s exploration in Bolivia and Chile and expenses that are not allocated to one of the Company’s specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, telephone, postage, couriers, office supplies, parking, mileage.

“Regulatory Fees” – costs of $36,977, more than triple the costs of $11,028 in 2002, due mainly to fee increases by regulatory authorities, increased filing/reporting fees and costs related to SEDAR, SEDI, and EDGAR filings

“Stock-Based Compensation” – Effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 9(c) to our Audited Consolidated Financial Statements.  We now record any stock options granted after December 1, 2002 as a compensation expense.  Due to this change in accounting policy, “Stock-Based Compensation” expenses of $408,400 are recorded in the year ending November 30, 2003, whereas no expense was recorded in this category for prior years.  This compensation expense contributed significantly to the increase in our reported net loss for the fiscal year 2003 of $1,028,014 and per share loss of $0.02 as compared to a net loss of $586,796 and per share loss of $0.01 in fiscal 2002.

“Net Loss For The Period” – the “Stock-Based Compensation” expenses of $408,400 referenced above, contributed significantly to the increase in our reported net loss of $1,028,014 and per share loss of $0.02 for the fiscal year 2003 as compared to a net loss of $586,796 and per share loss of $0.01 in fiscal 2002.

Liquidity and Capital Resources for Fiscal 2003 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2003.  We realized a net loss of $1,028,014 for the year ended November 30, 2003 or $0.02 per share compared to a net loss in 2002 of $586,796 or $0.01 per share.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

Financing during fiscal 2003 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past year, our ability to raise funding for precious metal exploration increased significantly.  During fiscal 2003, we raised gross proceeds of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options as follows:

During the first quarter (December 1, 2002 to February 28, 2003)

Warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options were exercised for the purchase of 10,000 shares for proceeds of $2,000

During the second quarter (March 1, 2003 to May 31, 2003)

Private Placement of 2,000,000 units announced May 29, 2003 – completed in third quarter

During the third quarter (June 1, 2003 to August 31, 2003)

Private Placement of 2,000,000 units at $0.25 per unit raised gross proceeds of $500,000

Warrants were exercised for the purchase of 573,000 shares for proceeds of $59,800

Stock Options were exercised for the purchase of 180,000 shares for proceeds of $36,000

During the fourth quarter (September 1, 2003 to November 30, 2003)

Private Placement of 859,000 units at $0.40 per unit raised gross proceeds of $343,600

Private Placement of 1,400,000 units at $0.70 per unit raised gross proceeds of $980,000

Private Placement of 930,000 units at $0.70 per unit raised gross proceeds of $651,000

Private Placement of 1,000,000 units at $1.00 per unit raised gross proceeds of $1,000,000

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

Anticipated Capital Requirements - We expect that we will be able to fund the anticipated $1.8 million for our exploration programs and ongoing operations for the fiscal year ending November 30, 2004, from funds on hand.

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

Employees, Salaries, Payment to Related Party for 2003 - During the first three quarters of fiscal 2003, we had five employees and also employed two geologists part-time in Chile.  By the fourth quarter of 2003, the number of employees increased to ten, due to increased exploration activity on our Los Zorros prospect in Chile.  By comparison, we had four employees during the first half of fiscal 2002, increasing to five employees during the remainder of 2002.    Salaries, for employees who are also directors or officers of the Company, totaled $343,663 for the fiscal year ended November 30, 2003 as compared to $341,134 for fiscal 2002.   During the fiscal year ended November 30, 2003, legal fees of $45,542 were paid to a legal firm controlled by one of our directors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at May 6, 2005.  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 43 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 64 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 54 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present; Consulting geologist	November 3, 1995	June 11, 1996

Patricio G. Kyllmann, 53 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 48 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 55 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 53 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are our directors or officers, totaled $403,823 for the fiscal year ended November 30, 2004 including salaries of $130,750 to Jeffrey Dahl, our President and Chief Executive Officer, $131,885 to Robert Kell, our Vice President-Exploration, and $86,000 to Larry McLean our Vice President-Operations and Chief Financial Officer.  In addition, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 (in the first quarter of fiscal 2004) to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows:

Jeffrey Dahl, President	$7,000
Robert Kell, Vice President - Exploration	US$7,250
Larry McLean, Vice President - Operations	$6,250
Brenda McLean, Corporate Secretary	$4,375

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $33,386 for legal services during the fiscal year ended November 30, 2004.

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

At our Annual General Meetings held on May 20, 2004 and on May 5, 2005, the shareholders passed  ordinary resolutions giving annual approval to the Company's "rolling" stock option plan.  Under the terms of the Company's Stock Option Plan (the "Plan"), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an "Eligible Person").  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During our fiscal year 2004 we granted stock options under the Company's Stock Option Plan as follows: on February 3, 2004, stock options were granted to employees and consultants for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.  On May 4, 2004, stock options were granted to an employee for the purchase of 75,000 shares at a price of $1.00 per share until expiry of the option on May 4, 2009.  On August 6, 2004, stock options were granted to director, officers, employees and consultants for the purchase of 1,070,000 shares at a price of $1.10 per share until expiry August 6, 2009 (options on 715,000 of the shares were granted to directors/officers).  During fiscal 2004, stock options were exercised for the purchase of 505,000 shares for proceeds of $151,000.

Options Terminated - Subsequent to our fiscal year ended November 30, 2004, on December 16, 2004, options terminated to acquire 225,000 shares and on February 9, 2005, options terminated to acquire 75,000 shares.

Options Expire - New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share until expiry April 20, 2015.  The options are subject to a four-month hold period.

As a result of the grants, exercises, terminations and expiries, at April 30, 2005 there were 5,375,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 4,480,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 895,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	150,000 100,000 125,000 125,000 350,000	$0.20 $0.20 $1.00 $1.10 $0.40	March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Peter Dahl	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 75,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Robert Kell	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Larry McLean	March 19, 2002 Nov. 17, 2003	200,000 125,000	$0.20 $1.00	March 19, 2007 Nov. 17, 2008

-	Aug. 6, 2004 April 20, 2005	125,000 350,000	$1.10 $0.40	Aug. 6, 2009 April 20, 2015
Allen Leschert	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 50,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 April 20, 2005	50,000 100,000 300,000	$1.00 $1.10 $0.40	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Brenda McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 40,000 40,000 175,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005	30,000 55,000 50,000 30,000	$0.63 $1.00 $1.10 $0.40	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004	50,000 50,000 50,000	$0.20 $0.40 $1.10	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Leopoldo Martinez	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jean Nicholl	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009

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

Our Audit Committee is composed of directors Larry McLean (the Vice-President, Operations and Chief Financial Officer of the Company) and Peter Dahl and Allen Leschert (non-executive directors of the Company).  The Audit Committee functions under a Charter adopted by the Board of Directors.  The Audit Committee's primary function is to review the annual audited financial statements with the Company's external auditor (the "Auditor") prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The audit committee also reviews the Company's interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.  The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Our Compensation Committee is composed of directors Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established during fiscal 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.  The Compensation Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Employees.

As of April 30, 2005, we had 20 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2004 were involved in activities related to the exploration program on our Los Zorros property in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Fiscal Year ending	Category of Activity	Number Employees per Category and Total at Fiscal Year End
November 30, 2004	Exploration	16
	Administrative/Office	5
	Total:	21
November 30, 2003	Exploration	6
	Administrative/Office	4
	Total:	10
November 30, 2002	Exploration	1
	Administrative/Office	4
	Total:	5

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of April 30, 2005.  There were 65,373,165 common shares issued and outstanding as of April 30, 2005.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at April 30/05	Incentive Stock Options Owned

			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	375,000	0.58%	150,000 100,000 125,000 125,000 350,000	$0.20 $0.20 $1.00 $1.10 $0.40	March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015
Peter J. Dahl Chairman/Director	454,100	0.70%	100,000 75,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015
Robert E. Kell Vice President Exploration / Director	397,500	0.61%	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015
Larry D. McLean Vice President - Operations and Chief Financial Officer / Director	355,525	0.55%	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015
Allen D. Leschert Director	217,012	0.34%	100,000 50,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015
Patricio G. Kyllmann Director	136,700	0.21%	50,000 100,000 300,000	$1.00 $1.10 $0.40	Nov. 17, 2008 August 6, 2009 April 20, 2015
Brenda McLean Corporate Secretary	233,975	0.36%	100,000 40,000 40,000 175,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at April 30, 2005, 65,373,165 common shares of the Company were issued and outstanding.  We had 74 shareholders of record with addresses in the United States holding an aggregate of 9,102,863 common shares representing 13.93% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at April 30, 2005.

All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended November 30, 2004 and the subsequent period up to the date of this Annual Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a "Related Party"), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	150,000 100,000 125,000 125,000 350,000	$0.20 $0.20 $1.00 $1.10 $0.40	March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Peter Dahl Director and Chairman	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 75,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Robert Kell Director, Vice President - Exploration	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Larry McLean Director, Vice President - Operations, CFO	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Allen Leschert Director	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 50,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Patricio Kyllmann Director	Nov. 17, 2003 Aug 6, 2004 April 20, 2005	50,000 100,000 300,000	$1.00 $1.10 $0.40	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Brenda McLean Corporate Secretary	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 40,000 40,000 175,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	March 19, 2002	50,000	$0.20	March 19, 2007

Options Expire - New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share until expiry April 20, 2015 (see table above).

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, CEO	Aug 13, 2003	50,000	$0.20	$10,000
Patricio Kyllmann Director	Aug 26, 2003 Nov 13, 2003 Dec 9, 2003 Feb 26, 2004 Apr 8, 2004	100,000 50,000 50,000 100,000 100,000	$0.20 $0.20 $0.20 $0.40 $0.40	$20,000 $10,000 $10,000 $40,000 $40,000

Allen Leschert - Director	Nov 25, 2003	100,000	$0.20	$20,000
Peter Dahl Director and Chairman	Dec 10, 2003	100,000	$0.20	$20,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Jan 16, 2003 Oct 27, 2003 Jul 7, 2004	10,000 10,000 30,000	$0.20 $0.20 $0.20	$2,000 $2,000 $6,000

Warrants Exercised by Related Parties:
Related Party Name/Position	Date Warrant Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, Chief Executive Officer	Feb. 19, 2004 Mar 31, 2004	25,000 25,000	$0.40 $0.40	$10,000 $10,000
Peter Dahl Chairman & Director	Oct. 10, 2003 Feb.9, 2004	150,000 40,000	$0.10 $0.25	$15,000 $10,000
Larry McLean Director, Chief Financial Officer, Vice President - Operations	Jan. 20, 2003	250,000	$0.15	$37,500
Heidi Dahl - wife of Peter Dahl, Chairman & Director	Aug. 15, 2003	65,000	$0.12	$7,800
John Michael Dahl - son of Peter Dahl, Chairman & Director	Oct. 1, 2003	20,000	$0.12	$2,400
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Oct. 23, 2003 Feb. 25, 2004	15,000 40,000	$0.12 $0.25	$1,800 $10,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	Feb. 11, 2004	40,000	$0.25	$10,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Apr 2, 2004	5,000	$0.40	$2,000

Private Placement Participation by Related Parties:

Private Placement - February 11, 2002: We issued an aggregate of 120,000 units, comprised of one common share and one warrant to purchase an additional common share, to a director and to close family members of a director at a price of $0.15 per unit under a private placement of 2,120,000 units sold. The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Peter J. Dahl - Chairman & Director	40,000	$6,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	40,000	$6,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	40,000	$6,000

Private Placement - August 11, 2003: We issued an aggregate of 719,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.40 per unit under a private placement of 859,000 units sold. The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Jeffrey P. Dahl - President & Director	100,000	$40,000

Linda Dahl - wife of Jeffrey Dahl, President & Director	10,000	$4,000
Peter J. Dahl - Chairman & Director	185,000	$74,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000	$18,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000	$18,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	24,000	$9,600
Allen Leschert - Director	110,000	$44,000
Robert Kell - Director & Vice President - Exploration	200,000	$80,000

Private Placement - October 22, 2003 - We issued an aggregate of 140,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to close family members of directors/officers at a price of $0.70 per unit under a private placement of 930,000 units sold.  The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Heidi Dahl - wife of Peter Dahl - Chairman & Director	20,000	$14,000
John Michael Dahl - son of Peter Dahl - Chairman & Director	20,000	$14,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	10,000	$7,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	20,000	$14,000
Walter & Alida Dahl - brother of Peter Dahl, Chairman & Director	20,000	$14,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	50,000	$35,000

Other Related Party Transactions

During fiscal 2002 the Board of Directors resolved to pay a bonus to the Company's President, Jeffrey Dahl, as a reward in recognition of his dedication, vision, perseverance, leadership, and personal sacrifice in guiding the Company successfully through several years of extremely difficult market and financial conditions.  The bonus consisted of a $30,000 cash payment and the grant of incentive stock options to purchase 100,000 shares at a price of $0.20 per share.

During fiscal 2004, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375. See Item 6. "Compensation".

The Compensation Committee recommended salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $33,386 during the fiscal year ended November 30, 2004 $45,542 during the fiscal year ended November 30, 2003 and $32,050 during the fiscal year ended November 30, 2002.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since November 30, 2004.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 "Financial Statements", are our audited consolidated financial statements, consisting of balance sheets as at November 30, 2004 and November 30, 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

Period	High (CDN $)	Low (CDN $)
Financial Year 2005 (Monthly)
April, 2005	0.49	0.41
March, 2005	0.63	0.48
February, 2005	0.75	0.52
January, 2005	0.85	0.65
December, 2004	0.99	0.70
Financial Year 2004	1.65	0.65
Fourth Quarter	1.20	0.74
Third Quarter	1.25	0.65
Second Quarter	1.42	0.80
First Quarter	1.65	0.86
Financial Year 2003	1.63	0.16
Fourth Quarter	1.63	0.53
Third Quarter	0.63	0.25
Second Quarter	0.34	0.18
First Quarter	0.41	0.16
Financial Year 2002	0.42	0.03
Fourth Quarter	0.28	0.16
Third Quarter	0.40	0.15
Second Quarter	0.42	0.20

First Quarter	0.21	0.03
Financial Year 2001	0.17	0.04
Financial Year 2000	0.25	0.09
Financial Year 1999	0.68	0.15
Financial Year 1998	0.90	0.15
Financial Year 1997	2.80	0.36
Financial Year 1996	7.20	1.65

The closing price of our common shares on the TSX Venture Exchange on April 29, 2005 was CDN$0.42.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol "SXG" and in the United States on the National Association of Securities Dealers OTC Bulletin Board under the trading symbol "SMXMF".

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Changes To Corporate Legisalation.

We were incorporated in British Columbia under the Company Act (British Columbia) (the "Old Act").  On March 29, 2004, the Old Act was abolished and replaced with the Business Corporations Act (British Columbia), as amended and regulations thereto (the "New Act" or the "Business Corporations Act"), which we are now subject to.  The New Act contains a number of changes, which we will be required to effect within a two year transition period after March 29, 2004, including the following:

(1)

file a transition application with the Registrar of Companies for British Columbia (the "Registrar"), which must be authorized by either a directors' resolution or an ordinary resolution of our shareholders.  The transition application must contain a new "Notice of Articles", including our directors' names and addresses, registered and records offices, company name, authorized share structure, share issue/allotment restrictions and special rights and restrictions applicable to our shares. This was completed on February 11, 2005.  The Notice of Articles replaces our former Memorandum;

(2)

we must alter our Articles to the extent necessary to ensure that they comply with the new Act: The new Articles must be approved by a directors' resolution or an ordinary resolution and filed in our Registered and Records office.  A new form of Articles and an amendment to our former Notice of

Articles reflecting these changes as well as an amendment to our share structure to remove the maximum number of shares authorized to be issued, was approved by our shareholders at the Annual General Meeting held on May 5, 2005, but is not yet effective, pending filing of same with the Registrar and receipt of approval from the TSX Venture Exchange;   and

(3)

we must replace our current register of members, allotments and transfers with a new central securities register and also provide certain supplemental information required under the New Act.

We intend to effect the required changes within the prescribed transition period, but have not yet done so.  The new Articles and Notice of Articles, as amended, will become effective upon filing an amended Notice of Articles with the Registrar, which we intend to do after receipt of all necessary approvals from the TSX Venture Exchange.

Notice of Articles and Articles of association.

Our Notice of Articles and Articles (our "Constating Documents") are attached as exhibits hereto or incorporated by reference herein from filed documents (filed as exhibits in our Form 20-F annual reports of previous years) as noted in Item 19.  Our Articles and Notice of Articles do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our Constating Documents:

Director's Power To Vote On Matters In Which The Director Is Materially Interested

Our Articles provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of our Board of Directors.  In the case of a proposed contract or transaction, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting.  If an interested Director votes in favour of such contract or transaction, he or she may be liable to account for any profit obtained therefrom.

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act, our Articles provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee (composed of non-executive directors) to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

Director's Borrowing Powers

Our Articles provide that the directors, on our behalf, may:

(a) raise or borrow money for our purposes upon such terms and conditions as they think fit;

(b) guarantee obligations of any other person;

(c) issue debt obligations as security for loans; and

(d) mortgage or charge any part of our property and assets.

Retirement Of Directors Under An Age Limit Requirement

Our Articles do not require directors to retire prior to a specified age.

Number Of Shares Required For A Director's Qualification

Our Articles do not provide for a requirement of share ownership for a director's qualification.

Changes In Our Capital

Our Articles provide that we may, by ordinary resolution, amend our memorandum to increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Business Corporations Act, we may also by special resolution subdivide our shares, into shares of smaller amount than the number of shares issued and outstanding, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

At the meeting, at least two persons holding at least five percent (5%) of the outstanding shares must be present in person or represented by proxy in accordance with our Articles.

Our Articles require similar approval of the holders of Preferred Shares in the event of changes analogous to the ones described above to the Preferred Shares.  In addition, if the deletion, variation, modification, amendment or amplification of the provisions contained especially affects the rights of the holders of our Preferred Shares of any series, in a manner different from which the rights of the holders of our Preferred Shares of any other series are affected, then amendments must, in addition to being approved by the holders of our Preferred Shares, be approved by the holders of our Preferred Shares of the series especially affected.  This approval may be given in writing by the holders of 3/4 of our Preferred Shares of the series or by resolution passed by 3/4 of the votes cast on a poll at the meeting of the holders of our Preferred Shares of the series. At a meeting of the holders of our Preferred Shares as a class or as a series, each holder of our Preferred Shares is entitled to one vote in respect of each Preferred Share held by the holder.

Furthermore, the Business Corporations Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our Constating Documents, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our Articles. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Business Corporations Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

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

Limitations On The Rights To Own Securities

Our Articles do not provide for any limitations on the rights to own our securities. See also "Item 10.  "Exchange Controls".

Change In Control Provisions

Our Articles do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our Articles do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

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

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act which generally requires the favorable votes of 3/4 of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

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

1.

Stock Option Plan approved by our shareholders on May 23, 2003.

2.

Letter Agency Agreement dated May 29, 2003 between us and Canaccord Capital Corporation concerning a Brokered Private Placement of 2,000,000 Units at a price of $0.25 per Unit - Private Placement #26

3.

Form of Subscription Agreement dated August 11, 2003 between us and four of our directors with respect to the subscription for 595,000 Units issued under the Private Placement of 859,000 Units at a price of $0.40 per Unit (Private Placement #27 )

4.

Form of Warrant Certificates issued by us to four of our directors (with respect to the subscription for 595,000 Units) pursuant to the Private Placement of 859,000 Units, exercisable until September 15, 2005 (Private Placement #27)

5.

Unilateral Purchase Option Contract Covering Mining Concessions, dated November 6, 2003, between Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A.

6.

Stock Option Plan which received annual approval by our shareholders on May 20, 2004 and again on May 5, 2005.

7.

Letter of Intent Concerning Option to Purchase mining concessions dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2005, the Threshold was determined to be $250,000,000.

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

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the SAMEX Mining Corp. ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See "Taxation-Canadian Federal Income Tax Considerations" below).

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

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a "passive foreign investment company" for the taxable year ended November 30, 2004, and expects that it will be a "passive foreign investment company" for the taxable year ending November 30, 2005.  (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders-Passive Foreign Investment Company" below).  Accordingly, the Company does not expect to be a QFC.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income).  Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income."  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election).  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company does not believe that it was a PFIC for the taxable year ending November 30, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date.  The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, does not hold his shares in the course of carrying on a business in Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

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

Disposition Of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain on the disposition of taxable Canadian property).

A capital gain occurs when proceeds from the disposition of a share or other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

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

Subsidiary Information.

As of April 30, 2005 we have the following subsidiaries:

a)

South American Mining & Exploration Corp. (British Columbia, Canada)

b)

SAMEX International Ltd. (Bahamas)

c)

Bolivex S.A. (Bolivia)

d)

SAMEX S.A. (Bolivia)

e)

Emibol S.A. (Bolivia)

f)

Minera Samex Chile S. A. (Chile)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in US Dollars, Chilean Pesos, and Bolivian Bolivianos.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See "Currency and Exchange Rates" and Item 4 - "Information on the Company".

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

Report on Internal Control Over Financial Reporting

There were no significant changes during the period covered by this Annual Report in the Company's internal controls or in other factors that have materially adversely affected, or are reasonabley likely to materially adversely affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Larry McLean, our Chief Financial Officer, satisfies the requirements of an audit committee financial expert serving on our audit committee as defined in the instructions to Item 16A of Form 20-F.  Mr. McLean is not an independent director, as defined under the audit committee independent director requirements of the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as

OUR OPERATIONS AND THE NUMBER OF OUR EMPLOYEES EXPANDS AND WILL CONSIDER WHETHER WE SHOULD ADOPT A FORMAL CODE OF ETHICS AT A FUTURE DATE

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Change Of Auditor

On November 9, 2004, Steele & Co., Chartered Accountants of Vancouver, BC (the "Former Auditor"), resigned as auditor of the Company and Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, BC (the "Successor Auditor") agreed to act as the Company's auditor effective November 9, 2004.  The change of auditors was implemented at the request of the Former Auditor who advised the Company they were not prepared to continue to act, due to increased requirements applicable to the audit of financial statements filed with the US Securities and Exchange Commission.

Audit Fees

The aggregated fees billed by our former auditor, Steele & Co., Chartered Accountants, for professional services rendered during the past two fiscal years for the audit of our 2002 and 2003 annual financial statements or services that are normally provide in connection with statutory and regulatory filings or engagements during those fiscal years are CDN$13,300 during the fiscal year ending November 30, 2004 and CDN$10,000 during the fiscal year ending November 30, 2003.  Our successor auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants who conducted the audit of our 2004 annual financial statements for the fiscal year ended November 30, 2004, did not bill us any fees during fiscal 2004.

Audit-Related Fees

Neither our former auditor, Steele & Co., Chartered Accountants, nor our successor auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants have billed us for any assurance and related services rendered during the past two fiscal years that are reasonably related to the performance of the audit or review of our financial statements or services that are not reported under the caption "Audit Fees" above.

Tax Fees

The aggregate of fees billed by Steele & Co., Chartered Accountants, for the preparation of all necessary Canadian tax returns for 2002 and 2003 for the Company and its subsidiaries was CDN$750 during the fiscal year ending November 30, 2003 and CDN$750 during the fiscal year ending November 30, 2004.  Our successor auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants have not billed us for any tax services.

All Other Fees

Steele & Co., Chartered Accountants billed us CDN$1,950 during fiscal 2004 for all other services performed in connection with the Company's November 30, 2003 year end.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

There were no known purchases of the Company's securities by the Company or any affiliated purchaser during the period covered by this Annual Report.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Auditor's Report dated March 3, 2005

Consolidated Balance Sheets at November 30, 2004 and November 30, 2003

Consolidated Statements of Operations and Deficit for the years ended November 30, 2004, November 30, 2003 and November 30, 2002

Consolidated Statements of Mineral Interests and Deferred Exploration Costs for the years ended November 30, 2004, November 30, 2003 and November 30, 2002

Consolidated Statements of Cash Flow for the years ended November 30, 2004, November 30, 2003 and November 30, 2002

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  These principles, as they pertain to our consolidated financial statements, differ from United States' generally accepted accounting principles ("U.S. GAAP") in a number of material respects, which are set out elsewhere herein.  See Note 10 to the attached consolidated financial statements.

AUDITORS' REPORT

To the Directors of Samex Mining Corp.

We have audited the consolidated balance sheet of Samex Mining Corp. (an exploration stage company) as at November 30, 2004 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2003 and for the years ended November 30, 2003 and 2002 and for the cumulative period to November 30, 2003 were audited by other auditors who expressed an opinion without reservation in their report dated March 4, 2004.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 3, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 2(a) regarding the Company's ability to continue as a going concern.  Our report to the Directors dated March 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 3, 2005

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Expressed In Canadian Dollars)

	November 30, 2004	November 30, 2003
ASSETS

CURRENT
CASH AND CASH EQUIVALANTS (NOTE 3)	$2,175,308	$3,577,146
ADVANCES AND OTHER ASSETS	88,995

	2,264,303	3,577,146
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	3,804,651	1,752,722
EQUIPMENT (NOTE 5)	112,591	64,187

	$6,181,545	$5,394,055

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$90,467	$31,968

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
65,272,415 COMMON SHARES
(2003 - 62,671,848 COMMON SHARES)	21,752,018	20,267,064

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 7)	1,486,316	408,400

DEFICIT	(17,147,256)	(15,313,377)

	6,091,078	5,362,087

	$6,181,545	$5,394,055

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

"Jeffrey P. Dahl"

"Larry D. McLean"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

	CUMULATIVE TO NOVEMBER 30,	YEAR ENDED NOVEMBER 30,

	2004	2004	2003	2002
GENERAL AND ADMINSTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$157,471	$31,803	$535	$15,559
AMORTIZATION	123,767	20,552	11,508	5,875
BANK CHARGES & INTEREST (INCOME)	(61,502)	(25,920)	(23)	1,176
CAPITAL TAX	5,835	-	-	-
CONSULTING	120,249	2,000	3,292	10,668
FOREIGN EXCHANGE (GAIN) LOSS	(186,773)	(4,058)	10,227	1,552
INTEREST ON NOTES PAYABLE	137,580	-	18,550	18,833
LEGAL	600,810	83,833	65,640	28,573
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,910,160	53,045	100,748	150,999
OFFICE, SUPPLIES, MISCELLANEOUS	850,227	99,205	53,871	47,375
PRINTING	141,975	7,562	7,742	5,739
REGULATORY FEES	197,834	28,414	36,977	11,289
SALARIES AND BENEFITS	2,618,198	369,818	231,605	239,467
SHARE TRANSFER AGENT	89,068	13,806	11,555	11,028
STOCK-BASED COMPENSATION (Note 7)	1,486,316	1,077,916	408,400	-
TRAVEL AND PROMOTION	574,364	45,659	52,787	22,479

NET LOSS FROM OPERATIONS	(9,765,579)	(1,803,635)	(1,013,414)	(570,612)

GAIN ON SALE OF MARKETABLE SECURITIES	8,827	-	-	-
GAIN ON SALE OF EQUIPMENT	1,052	1,052	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF (Note 4)	(7,391,556)	(31,296)	(14,600)	(16,184)

NET LOSS FOR THE YEAR	(17,147,256)	(1,833,879)	(1,028,014)	(586,796)

DEFICIT BEGINNING OF THE YEAR	-	(15,313,377)	(14,285,363)	(13,698,567)

DEFICIT END OF THE YEAR	$(17,147,256)	$(17,147,256)	$(15,313,377)	$(14,285,363)

NET LOSS PER COMMON SHARE		$(0.03)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	64,153,516	53,770,098	46,416,823

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

(Expressed In Canadian Dollars)

	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
SUMMARY OF EXPENDITURES

EL DESIERTO - BOLIVIA	$6,402	$2,103	$5,681
ESKAPA - BOLIVIA	10,335	79,619	249,656
LOS ZORROS - CHILE	2,277,924	451,419	-
SANTA ISABEL - BOLIVIA	337	-	-
WARA WARA - BOLIVIA	18,477	5,589	5,761
WALTER - BOLIVIA	1,155	1,312	1,353
YARETANI - BOLIVIA	4,925	5,596	3,389
EXPLORATION ADVANCES / (RECOVERIES)	(236,330)	2,247	(42,126)
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	53,045	100,748	150,999

	2,136,270	648,633	374,713
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED IN THE PERIOD	(53,045)	(100,748)	(150,999)

EXPENDITURES FOR THE YEAR	2,083,225	547,885	223,714

WRITTEN OFF DURING THE YEAR

EL DESIERTO - BOLIVIA	(6,402)	(2,103)	(5,681)
SANTA ISABEL - BOLIVIA	(337)	-	-
WARA WARA - BOLIVIA	(18,477	(5,589)	(5,761)
WALTER - BOLIVIA	(1,155)	(1,312)	(1,353)
YARETANI - BOLIVIA	(4,925)	(5,596)	(3,389)

BALANCE BEGINNING OF THE YEAR	1,752,722	1,219,437	1,011,907

BALANCE END OF THE YEAR	$3,804,651	$1,752,722	$1,219,437

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$1,000	$1,000	$1,000
ESKAPA	1,244,650	1,234,315	1,154,696
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
LOS ZORROS	2,729,343	451,419	-

UNALLOCATED ADVANCES*	(174,342)	61,988	59,741

	$3,804,651	$1,752,722	$1,219,437

*Unallocated Advances: The fiscal year end of certain of the subsidiaries is different than that of the parent company.  Funds transferred from SAMEX Mining Corp. to the subsidiaries during this accounting stub period are recorded as Unallocated Advances. The amounts are allocated to the appropriate property/category in the following quarter based on the financial statements of the respective subsidiary.  Since the fiscal year end of the Chilean subsidiary is December 31st, the Company has recorded costs for the Los Zorros property to the end of December 31, 2004.  The funding for some of these costs was advanced by the Canadian parent company to the Chilean subsidiary subsequent to the parent company's fiscal year end of November 30, 2004.  These payments made from the parent to the Chilean subsidiary subsequent to November 30, 2004 will be recorded in the consolidated financial statements for the first quarter of fiscal 2005.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (CONT'D)

(Expressed In Canadian Dollars)

DETAILS OF EXPENDITURES	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$6,402	$2,103	$5,681

ESKAPA - BOLIVIA
AMORTIZATION	$2,601	$2,733	$2,733
DRILLING AND SUB-CONTRACTS	-	907	35,088
FIELD SUPPLIES	-	-	13,974
FOOD AND LODGING	-	21,604	18,178
FUEL	-	-	315
GEOLOGY, MAPPING AND SURVEYS	-	46,044	109,847
LEGAL	-	283	823
PROPERTY CLAIMS	7,596	8,632	4,608
REPAIR AND MAINTENANCE	-	-	2,844
SITE ADMISISTRATION	138	-	416
TRAVEL	-	2,841	18,505
RECOVERY OF COSTS	-	(3,425)	(57,675)
RE-ACQUISITION OF INTEREST	-	-	100,000

	$10,335	$79,619	$249,656

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$1,430,481	$138,354	$-
FIELD SUPPLIES	26,838	17,194	-
FOOD AND LODGING	112,912	39,448	-
GEOLOGY, MAPPING AND SURVEYS	257,991	95,686	-
MINERAL INTEREST	87,230	123,905	-
VALUE ADDED TAXES	211,163	-	-
SITE ADMINISTRATION	79,625	11,418	-
TRAVEL	71,684	25,414	-

	$2,277,924	$451,419	$-

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$337	$-	$-

WARA WARA - BOLIVIA
FIELD SUPPLIES	$304	$-	$-
FOOD AND LODGING	140	-	-
GEOLOGY AND MAPPING	7,825	-	-
PROPERTY CLAIMS	6,410	5,589	5,761
TRAVEL	3,798	- -	-

	$18,477	$5,589	$5,761

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,155	$1,312	$1,353

YARENTANI - BOLIVIA
PROPERTY CLAIMS	$4,925	$5,596	$3,389

EXPLORATION ADVANCES / (RECOVERIES)	$(236,330)	$2,247	$(42,126)

EXPENDITURES FOR THE YEAR	$2,083,225	$547,885	$223,714

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Expressed In Canadian Dollars)

	CUMULATIVE TO NOVEMBER 30,	YEAR ENDED NOVEMBER 30,

	2004	2004	2003	2002

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE YEAR	$(17,147,256)	$(1,833,879)	$(1,028,014)	$(586,796)
ADD NON-CASH ITEMS
COMMON SHARES FOR SERVICES	29,300	-	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,391,556	31,296	14,600	16,184
AMORTIZATION	123,767	20,552	11,508	5,875
STOCK-BASED COMPENSATION	1,486,316	1,077,916	408,400	-

	(8,116,317)	(704,115)	(593,506)	(564,737)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
ADVANCES AND OTHER RECEIVABLES	(88,995)	(88,995)	-	-
CURRENT LIABILITIES	427,555	58,499	(43,001)	(210,619)

	(7,777,757)	(734,611)	(636,507)	(775,356)

FINANCING ACTIVITIES
NOTES PAYABLE	300,000	-	(90,786)	(9,411)
COMMON SHARES - FOR CASH	21,010,630	1,484,954	4,674,600	1,046,430

	21,310,630	1,484,954	4,583,814	1,037,019

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(10,856,079)	(2,083,225)	(533,872)	(153,504)
EQUIPMENT	(501,486)	(68,956)	(36,470)	(19,013)

	(11,357,565)	(2,152,181)	(570,342)	(172,517)

CHANGE IN CASH FOR THE YEAR	2,175,308	(1,401,838)	3,376,965	(89,146)

CASH BEGINNING OF THE YEAR	-	3,577,146	200,181	111,035

CASH END OF THE YEAR	$2,175,308	$2,175,308	$3,577,146	$200,181

SUPPLEMENTAL INFORMATION
INTEREST PAID	$137,580	$-	$18,550	$18,833

INCOME TAXES PAID	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - November 30, 2004

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year end of the Bolivian subsidiaries is September 30 and the fiscal year end of the Chilean subsidiary is December 31.  All significant intercompany balances and transactions are eliminated on consolidation.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. ("Bolivex")

Bolivia

98%

Empresa Minera Boliviana S.A. ("Emibol")

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and presented in Canadian Dollars.  Except as indicated in Note 10, they also comply, in all material respects, with generally accepted accounting principles in the United States.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2004 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2004 and 2003, the Company reported net losses of $1,833,879 and $1,028,014 respectively and has incurred losses since inception totalling $17,147,256.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The fair value of the Company's financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  There is financial risk to the Company's operations resulting from the fact that it does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management - The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

e.

Mineral Property Interests and Values - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method

f.

Translation of Foreign Currency - Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

g.

Loss Per Share - The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

h.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles - over 5 years.

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company' common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 3870, "Stock-based compensation and other stock-based payments", released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

j.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

k.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At November 30, 2004, cash and cash equivalents consisted of cash and term deposits held at banks.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean curencies.  The Canadian dollar equivalents of these balances are as follows:

	2004	2003

Canadian dollars	$2,058,147	$3,549,597
U.S. dollars
in Canada	11,696	1,012
in Bolivia	-	2,242
Chilean Pesos
in Chile	105,465	24,295

	$2,175,308	$3,577,146

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning "Santa Isabel Property" in Schedule C -"Mineral Exploration Properties".

b.

Chile - The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements and staking.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire additional mineral interests for consideration of US$230,000 (US$30,000 paid).  Option payments are due: October 31, 2004 - US$50,000 (paid); October 31, 2005 - US$50,000 and October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2004	2003

Office equipment	$ 115,572	$ 69,061	$ 46,511	$ 26,556
Exploration equipment	131,835	116,418	15,417	15,130
Vehicles	122,269	71,606	50,663	22,501

	$ 369,676	$ 257,085	$ 112,591	$ 64,187

6.

RELATED PARTY TRANSACTIONS

During the year, a director charged the Company $33,386 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $403,823 in fiscal 2004, a $142,714 portion of which was capitalized as deferred exploration costs (salaries totaled $343,663 in 2003 of which $131,982 was capitalized).  In recognition of the continued efforts and long-term service of four senior officers/employees of the Company, bonuses, equal to one month's salary for each of the individual senior officers were paid amounting to $27,141 in aggregate.  Stock options were granted to directors and officers for the purchase of an aggregate of 715,000 shares at a price of $1.10 per share.

With the exception of the granting of stock options, these transactions were measured at the exchange amount agreed to by the related parties.

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	CONSIDERATION

Balance November 30, 2002	48,823,181	$15,392,464

Private placements
@ $.25 per share	2,000,000	500,000
@ $.40 per share	859,000	343,600
@ $.70 per share	2,330,000	1,631,000
@ $1.00 per share	1,000,000	1,000,000
Incentive stock options exercised
@ $.20 per share	350,000	70,000
@ $.40 per share	35,000	14,000
Warrants exercised
@ $.10 per share	1,120,000	112,000
@ $.12 per share	1,100,000	132,000
@ $.15 per share	1,808,000	271,200
@ $.20 per share	4,000	800
@ $.25 per share	2,040,000	510,000
@ $.30 per share	50,000	15,000
@ $.40 per share	250,000	100,000
Issued for conversion of notes payable
@ $.30 per share (see note below)	666,667	200,000
Share issue costs
Cash	-	(25,000)
Common shares
@ $.25 per share	80,000	-
@ $.40 per share	10,000	-
@ $.70 per share	146,000	-

Balance November 30, 2003	62,671,848	20,267,064

Incentive stock options exercised
@ $.20 per share	255,000	51,000
@ $.40 per share	250,000	100,000
Warrants exercised
@ $.25 per share	156,000	39,000
@ $.30 per share	290,000	87,000
@ $.35 per share	666,667	233,334
@ $.40 per share	129,250	51,700
@ $.80 per share	53,650	42,920
Private Placement
@ $1.10 per share	800,000	880,000

Balance November 30, 2004	65,272,415	$21,752,018

Note - During 2003, notes payable of $200,000 were converted to 666,667 note units.  Each note unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of one year from the date of conversion.

b.

Preferred Shares

In addition to Common Shares, the Company's authorized share capital includes 50,000,000 preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of our shareholders.  None of the Preferred Shares are allotted or issued as at this date.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  Generally, options granted have a maximum term of five years and the exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture exchange.

BALANCE NOV 30, 2002	GRANTED (EXERCISED)	BALANCE NOV 30, 2003	GRANTED (EXERCISED)	BALANCE NOV 30, 2004	EXERCISE PRICE	TERM TO

2,460,000	(35,000)	2,425,000	(250,000)	2,175,000	$.40	Apr 19, 2005
1,480,000	(350,000)	1,130,000	(180,000)	950,000	$.20	Mar 19, 2007
275,000	-	275,000	(75,000)	200,000	$.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$.20	Nov 12, 2007
-	50,000	50,000	-	50,000	$.40	Aug 13, 2008
-	105,000	105,000	-	105,000	$.63	Oct 15, 2008
-	590,000	590,000	-	590,000	$1.00	Nov 17, 2008
-	-	-	330,000	330,000	$1.00	Feb 3, 2009
-	-	-	75,000	75,000	$1.00	May 4, 2009
-		-	1,070,000	1,070,000	$1.10	Aug 6, 2009

4,265,000	360,000	4,625,000	970,000	5,595,000

As at November 30, 2004, the weighted average remaining contractual life of the options is 2.4 years and the weighted average exercise price is $ 0.60.

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2002	ISSUED (EXERCISED)	BALANCE NOV 30, 2003	ISSUED (EXERCISED)	BALANCE NOV 30, 2004	EXERCISE PRICE	TERM TO

1,808,000	(1,808,000)	-	-	-	$.15	Jan 30, 2003
1,120,000	(1,120,000)	-	-	-	$.10	Nov 1, 2003
1,100,000	(1,100,000)	-	-	-	$.12	Nov 15, 2003
2,200,000	(2,044,000)	156,000	(156,000)	-	$.25	Mar 5,2004
250,000	(250,000)	-	-	-	$.40	Jun 30, 2004
-	666,667	666,667	(666,667)	-	$.35	Sep 11,2004
-	1,390,000	1,390,000	(290,000)	1,100,000	$.30	Jun 11,2005
-	434,500	434,500	(129,250)	305,250	$.40	Sep 15, 2005
-	756,000	756,000	(2,800)	753,200	$.80	Nov 7, 2005
-	482,000	482,000	(50,850)	431,150	$.80	Nov 27, 2005
-	500,000	500,000	-	500,000	$1.05	Nov 28, 2005
-	-	-	400,000	400,000	$1.10	Aug 25, 2009

6,478,000	(2,092,833)	4,385,167	(895,567)	3,489,600

As at November 30, 2004, the weighted average remaining contractual life of the share purchase warrants is 1.2 years and the weighted average exercise price is $0.68.

d.

Stock-Based Compensation

For the years ended November 30, 2004 and 2003 the Company measured compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  A compensation expense of $1,077,916 (2003 - $408,400) has been recorded in the statement of operations.

The following assumptions were used for the Black-Scholes valuation of three stock option grants during 2004:  Expected dividend yield - 0; Expected stock price volatility - 88%/96%/101%; Risk-free interest rate - 3.5%; Expected life of options - 5 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At November 30, 2004	DOMESTIC	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,172	$11,380	$20,552
Foreign exchange	-	(4,058)	(4,058)
Mineral interests administration, investigation and evaluation	-	53,045	53,045
Salaries and benefits	369,818	-	369,818
Stock-based compensation	1,077,916	-	1,077,916
Administration and general	182,654	103,708	286,362

Net loss from operations	1,639,560	164,075	1,803,635
Mineral interests and deferred exploration costs written off	-	31,296	31,296
Gain on sale of equipment	-	(1,052)	(1,052)

Net loss for the year	$1,639,560	$194,319	$1,833,879

Expenditure for equipment and mineral interests	$21,455	$2,133,327	$2,154,782

Equipment and mineral interests	$27,012	$3,890,230	$3,917,242

Total assets	$2,096,855	$4,084,690	$6,181,545

At November 30, 2003

Operating expenses
Amortization	$6,805	$4,703	$11,508
Foreign exchange	-	10,227	10,227
Interest on notes payable	18,550	-	18,550
Mineral interests administration, investigation and evaluation	-	100,748	100,748
Salaries and benefits	231,605	-	231,605
Stock-based compensation	408,400	-	408,400
Administration and general	210,726	21,650	232,376

Net loss from operations	876,086	137,328	1,013,414
Mineral interests and deferred exploration costs written off	-	14,600	14,600

Net loss for the year	$876,086	$151,928	$1,028,014

Expenditure for equipment and mineral interests	$3,888	$580,467	$584,355

Equipment and mineral interests	$14,729	$1,802,180	$1,816,909

Total assets	$3,565,388	$1,828,717	$5,394,055

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income in Canada, Chile and Bolivia.  As at the end of our last fiscal year (November 30, 2004), Canadian operating losses of approximately $3,480,000 were available for carry forward.  The availability of these losses expires as follows: 2005 - $511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $472,000; and 2011 - $567,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,100,000.  No future tax benefits have been recognized in the accounts and the losses are not transferable between the corporate entities and tax jurisdictions.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("CDN basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US basis").  Had the Company followed the US basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

Under the US basis, the Company expenses all costs incurred in connection with the acquisition and exploration of its mineral properties until such time as economically recoverable reserves are established.

CONSOLIDATED STATEMENT OF OPERATIONS	2004	2003	2002

Net loss as shown on the financial statements - Canadian basis	$(1,833,879)	$(1,028,014)	$(586,796)

Deferral of translation gain on inter-company transactions of a long-term investment nature	(13,435)	30,091	1,268

Write-down of mineral interests and deferred exploration costs without established commercial reserves	(2,051,929)	(533,285)	(207,530)

Net loss - US basis	$(3,899,243)	$(1,531,208)	$(793,058)

Basic loss per share - US basis	$(0.06)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding	64,153,516	53,770,098	46,416,823

CONSOLIDATED STATEMENT OF CASH FLOW	2004	2003	2002

Operating activities	$(2,831,271)	$(1,140,288)	$(927,592)

Financing activities	$1,498,389	$4,553,723	$1,035,751

Investing activities	$(68,956)	$(36,470)	$(19,013)

CONSOLIDATED BALANCE SHEET	2004		2003

	CDN BASIS	US BASIS	CDN BASIS	US BASIS
Assets
Current	$2,264,303	$2,264,303	$3,577,146	$3,577,146
Mineral Interests	3,804,651	-	1,752,722	-
Capital	112,591	112,591	64,187	64,187

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

Liabilities
Current	$90,467	$90,467	$31,968	$31,968
Shareholder's equity	6,091,078	2,286,427	5,362,087	3,609,365

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED STATMEMENT OF SHAREHOLDER'S EQUITY

	COMMON SHARES					TOTAL
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	CONTRIBUTED SURPLUS	DEFICIT	SHAREHOLDER'S EQUITY

Balance at Nov 30, 2001	41,000,881	$14,196,034	$201,883	$ -	$(14,912,357)	$ (514,440)

Net loss	-	-	-	-	(793,058)	(793,058)

Share subscriptions	-	(140,890)	-	-	-	(140,890)

Change in the year	7,822,300	1,337,320	(1,268)	-	-	1,336,052

Balance at Nov 30, 2002	48,823,181	15,392,464	200,615	-	(15,705,415)	(112,336)

Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)

Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at Nov 30, 2003	62,671,848	20,267,064	170,524	408,400	(17,236,623)	3,609,365

Net loss	-	-	-	1,077,916	(3,899,243)	(2,821,327)

Change in the year	2,600,567	1,484,954	13,435	-	-	1,498,389

Balance at Nov 30, 2004	65,272,415	$ 21,752,018	$ 183,959	$ 1,486,316	$ (21,135,866)	$ 2,286,427

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.

*Altered Memorandum of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our "1995 Annual Report");

1.2.

*Change of Name Certificate for SAMEX (previously filed with the 1995 Annual Report);

1.3.

*Altered Articles of SAMEX (previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our "1998 Annual Report");

1.4.

*Altered Memorandum of SAMEX respecting the increase of authorized share capital (previously filed with our 1998 Annual Report);

1.5.

Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on February 11, 2005 (filed with this 2004 Annual Report);

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

4.12.

*Amendment Letter dated February 28, 2002 concerning amendments to the option price and term of the Eskapa Property Option Agreement dated November 15, 2000 and as amended August 10, 2001  between us and International Chalice Resources Inc. (previously filed with our 2001 Annual Report);

4.13.

*Form of Stock Option Agreements dated March 19, 2002 between us and our directors, officers, employees and consultants (previously filed with our 2001 Annual Report);

4.14

*Letter Agreement dated May 3, 2002 between Christopher Dyakowski and us concerning an option for us to acquire the Pinguino property in Argentina  SAMEX decided not to proceed with the option and subsequently terminated the agreement effective July 12, 2002 (previously filed with our 2001 Annual Report);

4.15

*Form of Stock Option Agreement dated September 12, 2002 between us and a director/officer (previously filed with our 2002 Annual Report);

4.16

*Eskapa Property Buy-Back and Royalty Agreement dated October 3, 2002, between us and International Chalice Resources Inc. ("Chalice") respecting our buy-back of a 40% interest in the Eskapa property and the grant to Chalice of a US$2,000,000 cash royalty to be paid out of production on the property (previously filed with our 2002 Annual Report);

4.17

*Consulting Agreement dated September 25, 2002 between us and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina concerning geologic consulting fees, finder's fees, bonuses and net smelter royalties payable on mineral properties acquired in the country of Chile (previously filed with our 2002 Annual Report);

4.18

*Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado concerning our purchase of mining concessions in the Copiapo Area III Region, Chile (Los Zorros district).  Also includes a letter of amendment dated February 27, 2003, in which the Closing Date of the purchase is amended to March 7, 2003 (previously filed with our 2002 Annual Report);

4.19

*Stock Option Plan approved by our shareholders on May 23, 2003 (previously filed with our 2002 Annual Report);

4.20

*Letter Agency Agreement dated May 29, 2003 between us and Canaccord Capital Corporation concerning a Brokered Private Placement of 2,000,000 Units at a price of $0.25 per Unit - Private Placement #26 (previously filed with our 2003 Annual Report);

4.21

*Form of Subscription Agreement dated August 11, 2003 between us and four of our directors with respect to the subscription for 595,000 Units issued under the Private Placement of 859,000 Units at a price of $0.40 per Unit - Private Placement #27 (previously filed with our 2003 Annual Report);

4.22

*Form of Warrant Certificates issued by us to four of our directors (with respect to the subscription for 595,000 Units) pursuant to the Private Placement of 859,000 Units, exercisable until September 15, 2005 - Private Placement #27 (previously filed with our 2003 Annual Report);

4.23

*Unilateral Purchase Option Contract Covering Mining Concessions, dated November 6, 2003, between Minera Samex Chile S.A. and Compania Minera y Comercial Sali Hochschild S.A. concerning our option to purchase 209 hectares of mining concessions in the Copiapo Area III Region, Chile (Los Zorros district) (previously filed with our 2003 Annual Report);

4.24

Stock Option Plan which received annual approval by our shareholders on May 20, 2004 and again on May 5, 2005;

4.25

Letter of Intent re Option to Purchase mining concessions dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A. concerning our option to purchase 100 hectares of mining concessions in the Copiapo Area III Region, Chile (Los Zorros district)

8.1

Our subsidiaries.  See also Item 4. A.  History and Development Of The Company;

12.1

Certification of Chief Executive Officer under Rule 13a-4(a);

12.2

Certification of Chief Financial Officer under Rule 13a-4(a);

13.1

Sarbanes Oxley 906 Certification of Chief Executive Officer;

13.2

Sarbanes Oxley 906 Certification of Chief Financial Officer

*PREVIOUSLY FILED

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMEX Mining Corp.

Date:  May 25, 2005

"Jeffrey P. Dahl"

Jeffrey P. Dahl

Chief Executive Officer

"Larry D. McLean"

Larry D. McLean

Chief Financial Officer

Exhibit 1.5

BRITISH

Ministry of Finance

                         Mailing Address:

                                    Location:

      COLUMBIA

Corporate and Personal

         PO BOX 9432 Stn Prov Gov't

                 2nd Floor - 940 Blanshard St

Property Registries

                         Victoria, BC  V8W 9V3

                   Victoria, BC

www.corporateonline.gov.bc.ca

   250 356-8626

NOTICE OF ARTICLES

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 11, 2005 04:05 PM Pacific Time Incorporation Number: BC0077212 Recognition Date: Incorporated on December 15, 1967

NOTICE OF ARTICLES

Name of Company:

SAMEX MINING CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:

            Delivery Address:

500 999 WEST HASTINGS STREET

500 999 WEST HASTINGS STREET

VANCOUVER BC V6C 2W2

VANCOUVER BC V6C 2W2

RECORDS OFFICE INFORMATION

Mailing Address:

            Delivery Address:

500 999 WEST HASTINGS STREET

500 999 WEST HASTINGS STREET

VANCOUVER BC V6C 2W2

VANCOUVER BC V6C 2W2

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

DAHL, JEFFREY P.

Mailing Address:

            Delivery Address:

4225 TOWNLINE ROAD

            4225 TOWNLINE ROAD

ABBOTSFORD BC V4X1Y7

ABBOTSFORD BC V4X1Y7

Last Name, First Name Middle Name:

DAHL,PETER J.

Mailing Address:

            Delivery Address:

4225 TOWNLINE RD

4225 TOWNLINE RD

ABBOTSFORD BC V4X1Y7

ABBOTSFORD BC V4X1Y7

Last Name, First Name Middle Name:

KELL, ROBERT E.

Mailing Address:

Delivery Address:

CALLE GABRIEL RENE MORENO #1391

CALLE GABRIEL RENE MORENO #1391

BLOQUE H #2, SAN MIGUEL

BLOQUE H #2, SAN MIGUEL

LA PAZ, BOLIVIA

LA PAZ, BOLIVIA

Last Name, First Name Middle Name:

KYLLMANN, PATRICIO G.

Mailing Address:

Delivery Address:

CASILLA 474

CASILLA 474

LA PAZ, BOLIVIA

LA PAZ, BOLIVIA

Last Name, First Name Middle Name:

LESCHERT, ALLEN D.

Mailing Address:

Delivery Address:

4735 WOODSIDE PL

4735 WOODSIDE PL

WEST VANCOUVER BC  V7S2X5

WEST VANCOUVER BC  V7S2X5

Last Name, First Name Middle Name:

MCLEAN, LARRY D.

Mailing Address:

Delivery Address:

36368 SANDRINGHAM DRIVE

36368 SANDRINGHAM DRIVE

ABBOTSFORD BC  V3G2M5

ABBOTSFORD BC  V3G2M5

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.  100,000,000

COMMON Shares

Without Par Value

Without Special Rights or

Restrictions attached

------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.  50,000,000

PREFERRED Shares

Without Par Value

With Special Rights or

Restrictions attached

------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.24

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1
GENERAL PROVISIONS

1.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

"Associate" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(b)

"Board" means the Board of Directors of the Corporation;

(c)

"Business Day" means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British  Columbia;

(d)

"Common Shares" means the Common Shares of the Corporation;

(e)

"Corporation" means Samex Mining Corp.;

(f)

"Consultant" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g)

"Consultant Company" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(h)

"Date of Grant" means the effective date an Option is granted under this Plan;

(i)

"Disinterested Shareholder Approval" means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(j)

"Directors" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(k)

"Discounted Market Price" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(l)

"Eligible Person" means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(m)

"Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(n)

"Insider" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(o)

 "Investor Relations Activities" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(p)

"Management Company Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(q)

"Market Price" has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

(r)

"Option" means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(s)

"Option Agreement" has the meaning set out in section 2.3(d) hereof;

(t)

"Optionee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(u)

"Participant" means Optionees to whom Options have been granted;

(v)

"Plan" means this Samex Mining Corp. Stock Option Plan;

(w)

"Policy" means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)

"Subsidiary" means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(z)

"Take-over Bid" means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(aa)

"Termination Date" means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(bb)

"Tier 1 Issuer" and "Tier 2 Issuer" have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

(cc)

"TSX-V" means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(dd)

"United States" means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)

"U.S. Person" means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e)

attracting new employees and officers.

1.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the "Reserve").  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

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

1.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders' Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

(d)

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation's issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include

Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

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

1.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7

Amendment and Terminating

(a)

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

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

1.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant's Option Agreement.

1.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation ("Applicable Securities Legislation") and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation ("Statutory Legend"), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

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

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant]."

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

1.11

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

SECTION 2

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

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

(iii)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an "Option Agreement") substantially in the form attached hereto as Schedule "A" together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

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

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

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

2.4

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3

TAKE-OVER BIDS

3.1

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

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a "Take-over Bid Notice") to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the "Specified Shares") shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

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

(e)

If:

(i)

the Take-over Bid is not completed; or

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

4.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2

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

4.3

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation's Common Shares.

SCHEDULE "A"

SAMEX MINING CORP.

301 - 32920 Ventura Avenue

Abbotsford, BC, V2S 6J3

TO:

                                                                      ______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the "Plan").  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a)

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):                                                       _____________

(b)

Option Price (price per Common Share):

            $_____

(c)

Expiry Date:

___________ , 200__

(d)

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

 Designated Quantity

Immediately after grant

All

(e)

Termination of Option

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

SAMEX MINING CORP.

                                                                                               By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

-	SIGNATURE:	-
(Signature of Witness)	NAME:
-	-
(Address of Witness)	(Date)

SCHEDULE "B"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

-	-
(Print Optionee's Name)	(Optionee's Signature)
-	-
(Date)	(Address)

SCHEDULE "C"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

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

-	-
(Print Optionee's Name)	(Optionee's Signature)
-	-
(Date)	(Address)

Exhibit 4.25

SANTIAGO OFFICE Vergara & Compania Limitada Isidora Goyenechea 2939 Oficina 704, Los Condes Santiago, CHILE	CHILEAN CONTACTS: Francisco Vergara I. E-MAIL: f.vergara@terra.cl TEL: (56 2) 232-3004 FAX: (56 2) 333-8633	CANADIAN CONTACTS: Jeffrey P. Dahl E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930

May  18th, 2005

Alejandro Bohn B.

Gerente General

Cia. Minera San Estaban Primera S.A.

Fidel Oteiza 1921-Of. 806

Santiago, Chile

By Fax: 56 2 223-8880

Re: Option to Purchase mining concessions La Socialista 1 to 5 and 7 to 20, Copiapo area, Region III.

Dear Alejandro,

As per our discussions these past months this letter, once signed by both parties, will constitute a binding "Letter of Intent" ("LOI") on both parties and become the basis for the formalization of an Option Agreement relating to the mining concessions; La Socialista 1 to 5 and 7 to 20, all located in the Copiapo area, Region III, Chile.  The parties will conduct property title due diligence etc. and prepare the formal Option Agreement and assorted legal documents for final execution by Friday, June 24th, 2005.  It is also agreed that both parties will maintain all aspects of this Option Agreement and their dealings with one another in confidence, other than the obligations that Minera SAMEX Chile S.A. ("SAMEX") has for regulatory and investor relation disclosures etc.  The following are the basic points of agreement:

1)

Mining claims: La Socialista 1 to 5 and 7 to 20, all located in the Copiapo area, Region III, Chile.  Legal titles to the said mining concessions covering the area will have to be in good legal form and patent fees paid up to March 31, 2004.

2) Option Payments: SAMEX would acquire full and formal title to the mineral concessions mentioned above by making option payments totaling US $200,000 to Cia. Minera San Estaban Primera S.A. (or other applicable entity) over eighteen months as follows:

i)

US $75,000  Upon signing of the formal Option Agreement.

ii)

US $25,000  6 months from the signing of the formal Option Agreement.

iii)

US $50,000  9 months from the signing of the formal Option Agreement.

iv)

US $50,000  18 months from the signing of the formal Option Agreement.

3) Net Smelter Returns Royalty ("NSR"):  1.5 % for copper, gold, silver and any additional payable mineral contents for a period of 30 years from the signing of the formal Option Agreement.  SAMEX will have an option to buyout the Net Smelter Return Royalty at any time for US $1,000,000.

4) SAMEX will provide Cia. Minera San Estaban Primera S.A. all the geological and technical data for the work done with regard to the mining claims singularized in this letter if SAMEX decides at any time not to exercise the option granted by the Optionor in accordance with the formal Option Agreement.

As a sign of acceptance of the terms and conditions set out herein, please execute below and return same to Minera SAMEX Chile S.A. by Friday May 20th, 2005.

Best Regards,

Minera SAMEX Chile S.A.

"Francisco Vergara"

___________________________

Francisco Vergara I.

Director

Acknowledged and agreed to this 18 day of May, 2005.

Cia. Minera San Estaban Primera S.A.

By:

"Alejandro Bohn"

Name:

Alejandro Bohn B                                  ..

Position:

General Manager

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of April 30, 2005:

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

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

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

Date: May 25, 2005	"Jeffrey P. Dahl"
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

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

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

Date: May 25, 2005	"Larry D. McLean"
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the "Company") on Form 20-F for the year ended November 30th, 2004 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Jeffrey P. Dahl"

Jeffrey P. Dahl

President and Chief Executive Officer

May 25, 2005

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the "Company") on Form 20-F for the year ended November 30th, 2004 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Larry D. McLean"

Larry D. McLean

Chief Financial Officer

May 25, 2005