Form 20-F/A
period 2004-11-30
SAMEX MINING CORP
filed 2005-08-02
CIK 766504

        OMB NUMBER 3235-0288

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-FA (AMENDED)

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

Item 17    X

Item 18 _____

July 28, 2005

Amendment To The Form 20F Annual Report

of SAMEX Mining Corp. (the “Company”)

For The Fiscal Year Ended November 30, 2004

SUMMARY OF AMENDMENT

“ITEM 17. FINANCIAL STATEMENTS” is amended by including the prior Auditor’s Report for the Company’s financial statements for the prior periods ended November 30, 2003 and 2002

EXPLANATION

The original EDGAR filing of our Form 20-F Annual Report for the fiscal year ended November 30, 2004 included our current Auditor’s Report relating to our consolidated financial statements as of November 30, 2004, and for the year then ended.   The consolidated financial statements of the Company for the fiscal year ended November 30, 2004 also include prior fiscal years ended November 30, 2003 and 2002 and require that an audit report be included for all periods presented which would include financial statements as of November 30, 2004, and for the prior years ended November, 30, 2003 and November 30, 2002.

Since these prior fiscal years (2002 & 2003) were audited by our prior auditor, we are amending ITEM 17.  FINANCIAL STATEMENTS by including the Auditor’s Report of our prior auditor (Steele & Co., Chartered Accountants) for the prior fiscal years ended November 30, 2003 and November 30, 2002.  This prior Auditor’s Report dated March 4, 2004 was previously filed in ITEM 17 of the Company’s Form 20-F Annual Report for the fiscal year ended November 30, 2003

In our Form 20-F Annual Report filed for the fiscal year ended November 30, 2004, the Auditor’s Report dated March 3, 2005 of our current auditor (Dale Matheson Carr-Hilton Labonte, Chartered Accountants) makes reference to the prior auditor’s report as quoted below:

“The financial statements as at November 30, 2003 and for the years ended November 30, 2003 and 2002 and for the cumulative period to November 30, 2003 were audited by other auditors who expressed an opinion without reservation in their report dated March 4, 2004.”

AMENDMENT

We are hereby adding the prior auditor’s report dated March 4, 2004 to the list of financial statements and reports furnished under ITEM 17.  FINANCIAL STATEMENTS as follows:

“Prior Auditor’s Report dated March 4, 2004 for years ended November 30, 2003 and November 30, 2002.”

and including the “Auditor’s Report of Steele & Co., Chartered Accountants dated March 4, 2004” as attached below in the amended ITEM 17. FINANCIAL STATEMENTS:

ITEM 17. FINANCIAL STATEMENTS. (AS AMENDED)

We are furnishing the following financial statements and reports:

Prior Auditor’s Report dated March 4, 2004 for years ended November 30, 2003 and November 30, 2002

Auditor’s Report dated March 3, 2005

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

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our consolidated financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 10 to the attached consolidated financial statements.

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

“STEELE & CO.”

March 4, 2004

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

Vancouver, Canada

“STEELE & CO."

March 4, 2004

CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

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

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 3, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 2(a) regarding the Company’s ability to continue as a going concern.  Our report to the Directors dated March 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

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

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
65,272,415 COMMON SHARES
(2003 – 62,671,848 COMMON SHARES)	21,752,018	20,267,064

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 7)	1,486,316	408,400

DEFICIT	(17,147,256)	(15,313,377)

	6,091,078	5,362,087

	$6,181,545	$5,394,055

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

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

(Expressed In Canadian Dollars)

	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
SUMMARY OF EXPENDITURES

EL DESIERTO - BOLIVIA	$6,402	$2,103	$5,681
ESKAPA - BOLIVIA	10,335	79,619	249,656
LOS ZORROS - CHILE	2,277,924	451,419	-
SANTA ISABEL - BOLIVIA	337	-	-
WARA WARA - BOLIVIA	18,477	5,589	5,761
WALTER - BOLIVIA	1,155	1,312	1,353
YARETANI - BOLIVIA	4,925	5,596	3,389
EXPLORATION ADVANCES / (RECOVERIES)	(236,330)	2,247	(42,126)
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	53,045	100,748	150,999

	2,136,270	648,633	374,713
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED IN THE PERIOD	(53,045)	(100,748)	(150,999)

EXPENDITURES FOR THE YEAR	2,083,225	547,885	223,714

WRITTEN OFF DURING THE YEAR

EL DESIERTO - BOLIVIA	(6,402)	(2,103)	(5,681)
SANTA ISABEL - BOLIVIA	(337)	-	-
WARA WARA - BOLIVIA	(18,477)	(5,589)	(5,761)
WALTER - BOLIVIA	(1,155)	(1,312)	(1,353)
YARETANI - BOLIVIA	(4,925)	(5,596)	(3,389)

BALANCE BEGINNING OF THE YEAR	1,752,722	1,219,437	1,011,907

BALANCE END OF THE YEAR	$3,804,651	$1,752,722	$1,219,437

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$1,000	$1,000	$1,000
ESKAPA	1,244,650	1,234,315	1,154,696
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
LOS ZORROS	2,729,343	451,419	-

UNALLOCATED ADVANCES*	(174,342)	61,988	59,741

	$3,804,651	$1,752,722	$1,219,437

*Unallocated Advances: The fiscal year end of certain of the subsidiaries is different than that of the parent company.  Funds transferred from SAMEX Mining Corp. to the subsidiaries during this accounting stub period are recorded as Unallocated Advances. The amounts are allocated to the appropriate property/category in the following quarter based on the financial statements of the respective subsidiary.  Since the fiscal year end of the Chilean subsidiary is December 31st, the Company has recorded costs for the Los Zorros property to the end of December 31, 2004.  The funding for some of these costs was advanced by the Canadian parent company to the Chilean subsidiary subsequent to the parent company’s fiscal year end of November 30, 2004.  These payments made from the parent to the Chilean subsidiary subsequent to November 30, 2004 will be recorded in the consolidated financial statements for the first quarter of fiscal 2005.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (CONT’D)

(Expressed In Canadian Dollars)

DETAILS OF EXPENDITURES	YEAR ENDED NOVEMBER 30,

	2004	2003	2002
EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$6,402	$2,103	$5,681

ESKAPA – BOLIVIA
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

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Expressed In Canadian Dollars)

	CUMULATIVE TO NOVEMBER 30,	YEAR ENDED NOVEMBER 30,

	2004	2004	2003	2002

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE YEAR	$(17,147,256)	$(1,833,879)	$(1,028,014)	$(586,796)
ADD NON-CASH ITEMS
COMMON SHARES FOR SERVICES	29,300	-	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,391,556	31,296	14,600	16,184
AMORTIZATION	123,767	20,552	11,508	5,875
STOCK-BASED COMPENSATION	1,486,316	1,077,916	408,400	-

	(8,116,317)	(704,115)	(593,506)	(564,737)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
ADVANCES AND OTHER RECEIVABLES	(88,995)	(88,995)	-	-
CURRENT LIABILITIES	427,555	58,499	(43,001)	(210,619)

	(7,777,757)	(734,611)	(636,507)	(775,356)

FINANCING ACTIVITIES
NOTES PAYABLE	300,000	-	(90,786)	(9,411)
COMMON SHARES – FOR CASH	21,010,630	1,484,954	4,674,600	1,046,430

	21,310,630	1,484,954	4,583,814	1,037,019

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(10,856,079)	(2,083,225)	(533,872)	(153,504)
EQUIPMENT	(501,486)	(68,956)	(36,470)	(19,013)

	(11,357,565)	(2,152,181)	(570,342)	(172,517)

CHANGE IN CASH FOR THE YEAR	2,175,308	(1,401,838)	3,376,965	(89,146)

CASH BEGINNING OF THE YEAR	-	3,577,146	200,181	111,035

CASH END OF THE YEAR	$2,175,308	$2,175,308	$3,577,146	$200,181

SUPPLEMENTAL INFORMATION
INTEREST PAID	$137,580	$-	$18,550	$18,833

INCOME TAXES PAID	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – November 30, 2004

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

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

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

c.

Financial Instruments - The fair value of the Company’s financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  There is financial risk to the Company’s operations resulting from the fact that it does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

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

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

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

g.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

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

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’ common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

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

k.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At November 30, 2004, cash and cash equivalents consisted of cash and term deposits held at banks.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances are as follows:

	2004	2003

Canadian dollars	$2,058,147	$3,549,597
U.S. dollars
in Canada	11,696	1,012
in Bolivia	-	2,242
Chilean Pesos
in Chile	105,465	24,295

	$2,175,308	$3,577,146

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning “Santa Isabel Property” in Schedule C -“Mineral Exploration Properties”.

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

6.

RELATED PARTY TRANSACTIONS

During the year, a director charged the Company $33,386 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $403,823 in fiscal 2004, a $142,714 portion of which was capitalized as deferred exploration costs (salaries totaled $343,663 in 2003 of which $131,982 was capitalized).  In recognition of the continued efforts and long-term service of four senior officers/employees of the Company, bonuses, equal to one month’s salary for each of the individual senior officers were paid amounting to $27,141 in aggregate.  Stock options were granted to directors and officers for the purchase of an aggregate of 715,000 shares at a price of $1.10 per share.

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

b.

Preferred Shares

In addition to Common Shares, the Company’s authorized share capital includes 50,000,000 preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of our shareholders.  None of the Preferred Shares are allotted or issued as at this date.

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

d.

Stock-Based Compensation

For the years ended November 30, 2004 and 2003 the Company measured compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  A compensation expense of $1,077,916 (2003 – $408,400) has been recorded in the statement of operations.

The following assumptions were used for the Black-Scholes valuation of three stock option grants during 2004:  Expected dividend yield – 0; Expected stock price volatility – 88%/96%/101%; Risk-free interest rate – 3.5%; Expected life of options – 5 years.

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

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada, Chile and Bolivia.  As at the end of our last fiscal year (November 30, 2004), Canadian operating losses of approximately $3,480,000 were available for carry forward.  The availability of these losses expires as follows: 2005 - $511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $472,000; and 2011 - $567,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,100,000.  No future tax benefits have been recognized in the accounts and the losses are not transferable between the corporate entities and tax jurisdictions.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN basis”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US basis”).  Had the Company followed the US basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

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

CONSOLIDATED STATEMENT OF OPERATIONS	2004	2003	2002

Net loss as shown on the financial statements – Canadian basis	$(1,833,879)	$(1,028,014)	$(586,796)

Deferral of translation gain on inter-company transactions of a long-term investment nature	(13,435)	30,091	1,268

Write-down of mineral interests and deferred exploration costs without established commercial reserves	(2,051,929)	(533,285)	(207,530)

Net loss – US basis	$(3,899,243)	$(1,531,208)	$(793,058)

Basic loss per share – US basis	$(0.06)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding	64,153,516	53,770,098	46,416,823

CONSOLIDATED STATEMENT OF CASH FLOW	2004	2003	2002

Operating activities	$(2,831,271)	$(1,140,288)	$(927,592)

Financing activities	$1,498,389	$4,553,723	$1,035,751

Investing activities	$(68,956)	$(36,470)	$(19,013)

CONSOLIDATED BALANCE SHEET	2004		2003

	CDN BASIS	US BASIS	CDN BASIS	US BASIS
Assets
Current	$2,264,303	$2,264,303	$3,577,146	$3,577,146
Mineral Interests	3,804,651	-	1,752,722	-
Capital	112,591	112,591	64,187	64,187

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

Liabilities
Current	$90,467	$90,467	$31,968	$31,968
Shareholder’s equity	6,091,078	2,286,427	5,362,087	3,609,365

	$6,181,545	$2,376,894	$5,394,055	$3,641,333

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED STATMEMENT OF SHAREHOLDER’S EQUITY

	COMMON SHARES					TOTAL
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	CONTRIBUTED SURPLUS	DEFICIT	SHAREHOLDER’S EQUITY

Balance at Nov 30, 2001	41,000,881	$ 14,196,034	$ 201,883	$ -	$(14,912,357)	$ (514,440)

Net loss	-	-	-	-	(793,058)	(793,058)

Share subscriptions	-	(140,890)	-	-	-	(140,890)

Change in the year	7,822,300	1,337,320	(1,268)	-	-	1,336,052

Balance at Nov 30, 2002	48,823,181	15,392,464	200,615	-	(15,705,415)	(112,336)

Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)

Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at Nov 30, 2003	62,671,848	20,267,064	170,524	408,400	(17,236,623)	3,609,365

Net loss	-	-	-	1,077,916	(3,899,243)	(2,821,327)

Change in the year	2,600,567	1,484,954	13,435	-	-	1,498,389

Balance at Nov 30, 2004	65,272,415	$ 21,752,018	$ 183,959	$ 1,486,316	$ (21,135,866)	$ 2,286,427

Exhibit 12.1A

CERTIFICATION

I, Jeffrey Peter Dahl, President and Chief Executive Officer, certify that:

1.

I have reviewed this amended Annual Report on Form 20-FA of Samex Mining Corp. (the “Company”);

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

Date: July 28, 2005	“Jeffrey P. Dahl”
Jeffrey P. Dahl, President and Chief Executive Officer

Exhibit 12.2A

CERTIFICATION

I, Larry Dennis McLean, Chief Financial Officer, certify that:

1.

I have reviewed this amended Annual Report on Form 20-FA of Samex Mining Corp. (the “Company”);

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

Date: July 28, 2005	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1A

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Samex Mining Corp. (the “Company”) on Form 20-FA for the year ended November 30th, 2004 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

July 28, 2005

Exhibit 13.2A

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Samex Mining Corp. (the “Company”) on Form 20-FA for the year ended November 30th, 2004 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

July 28, 2005