Form 20-F
period 2005-12-31
SAMEX MINING CORP
filed 2006-06-28
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2005

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report ________________________

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2005:  66,423,165 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 [   ] Yes       [X]  No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 [   ] Yes       [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 [X] Yes       [   ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer [   ]

Accelerated filer  [   ]

Non-accelerated filer  [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17   [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

 [   ] Yes       [X]  No

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

Page

Item 1. Identity of Directors, Senior Management and Advisers

6

Item 2. Offer Statistics and Expected Timetable

6

Item 3. Key Information

6

Item 4. Information on the Company

18

Item 5. Operating and Financial Review and Prospects

40

Item 6. Directors, Senior Management and Employees

49

item 7. Major Shareholders and related party transactions

54

item 8. Financial Information

57

Item 9. The Offer and Listing.

58

Item 10. Additional Information.

59

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

72

item 12. Description of Securities Other Than Equity Securities.

72

Item 13. Defaults, Dividend Arrearages and Delinquencies.

72

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

72

Item 15.  Controls And Procedures

72

Item 16A. Audit Committee Financial Expert

73

Item 16B. Code of Ethics

73

Item 16C. Principal Accountant Fees and Services

73

Item 16D. Exemptions From The Listing Standards For Audit Committees

74

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases

74

Item 17. Financial Statements.

74

Item 18. Financial Statements.

91

Item 19. Exhibits.

91

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollar Per U.S. Dollars
	Year Ended December 31,					3-Month Period Ended December 31,
	2005	2004	2003	2002	2001	2005	2004
End of period	1.1656	1.2034	1.2923	1.5800	1.5925	1.1656	1.2034
Average for the period	1.2115	1.3016	1.4007	1.5703	1.5485	1.1732	1.2207
High for the period	1.2703	1.3970	1.5750	1.6128	1.6023	1.1960	1.2726
Low for the period	1.1507	1.1775	1.2923	1.5108	1.4933	1.1507	1.1775

	For the month of
	January 2006	February 2006	March 2006	April 2006	May 2006
High for the period	1.1726	1.1577	1.1722	1.1718	1.1232
Low for the period	1.1436	1.1379	1.1320	1.1203	1.0989

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 1, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.1003 .  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2001	1 US$ = 634.94 pesos
2002	1 US$ = 688.94 pesos
2003	1 US$ = 691.40 pesos
2004	1 US$ = 609.53 pesos
2005	1 US$ = 559.77 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2005

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	574.12	573.58	586.48	580.46	578.31	585.47	575.77	546.61	536.70	535.50	529.88	514.33

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2006

Month	Jan	Feb	Mar	Apr	May
Pesos	524.48	525.70	528.77	517.33	520.79

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia (the “Company Act”).  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995.  On March 29, 2004, the Company Act was repealed and was replaced by the Business Corporations Act (British Columbia) (the “Business Corporations Act”).  Because of this change, we were required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We also amended our Articles to make them consistent with the new legislation.  Coincidentally with these changes, a change in our authorized share structure was also implemented to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Company Act, avoids the need for any future changes to our share structure which could become necessary as additional shares and warrants are issued.

To give effect to these changes, two special resolutions were passed by shareholders at the Annual and Special Meeting held on May 5, 2005.: 1) to delete the existing Articles of the Company in their entirety and replace them with new Articles in the form approved by the Directors and as presented to the meeting, and; 2) to alter the authorized share structure of the Company by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue.  The new Articles and changes to the authorized share structure were filed with the British Columbia Registrar of Companies effective June 13, 2005.  These changes were also filed with and acknowledged by the TSX Venture Exchange.  Also note that during 2005, the Company’s fiscal year-end was changed from November 30th to a new year-end of December 31st.  (see Item 4 “Information on the Company - History and Development of the Company”).

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Inca porphyry copper, gold, silver and molybdenum prospects, the Espijismo gold prospects and the Tres Puntas/Chimbero silver prospects.  In Bolivia the Company holds an interest in six mineral exploration properties; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

Selected Financial Data.

This data is derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) as opposed to accounting principles generally accepted in the United States (“U.S. GAAP”).  The following selected financial data has been extracted from the more detailed consolidated financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.   As a result, the financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months for the previous fiscal years.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”.

	13 Months Ended December 31, 2005	Fiscal Year Ended November 30, 2004	Fiscal Year Ended November 30, 2003	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001
Income Statement Data
Net Loss From Operations	(1,539,887)	(1,803,635)	(1,013,414)	(570,612)	(686,373)
Gain On Sale of Equipment	11,172	1,052	-	-	-
Mineral Interests and Deferred Exploration Costs Written Off	(17,642)	(31,296)	(14,600)	(16,184)	(339,018)
Net Loss for the year (1)
Canadian GAAP	(1,546,357)	(1,833,879)	(1,028,014)	(586,796)	(1,016,564)
US GAAP	(2,884,084	(3,899,243)	(1,531,208)	(793,058)	(666,273)
Net Loss per share (1)
Canadian GAAP	(0.02)	(0.03)	(0.02)	(0.01)	(0.03)
US GAAP	(0.04)	(0.06)	(0.03)	(0.02)	(0.02)

Balance Sheet Data
Current Assets	489,815	2,264,303	3,577,146	200,181	111,035
Current Liabilities	35,403	90,467	31,968	365,755(2)	285,588
Working Capital	454,412	2,173,836	3,545,178	(165,574)	(174,553)
Notes Payable	-	-	-	- (2)	400,197
Total Assets	5,751,166	6,181,545	5,394,055	1,472,856	1,183,252
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	5,715,763	6,091,078	5,362,087	1,107,101	497,467
US GAAP	539,862	2,286,427	3,609,365	(112,336)	(514,440)
Number of Shares	66,423,165	65,272,415	62,671,848	48,823,181	41,000,881

(1)

See Note 10 to attached Consolidated Financial Statements to December 31, 2005.

(2)

Current portion of Notes Payable ($290,786) was included in Current Liabilities of $365,755

There are several material differences between Canadian GAAP and U.S. GAAP as is applicable to the financial information disclosed or summarized herein.  Reference is made to Note 10 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The comparative period data for the fiscal period ended

December 31, 2005 is a 13 month period versus 12 month periods for the periods ended November 30, 2004, 2003, 2002 and 2001.  Consequently, comparisons of these periods may not be indicative of future results.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,539,887 for the thirteen month fiscal period ended December 31, 2005 and losses of $1,803,635, and $1,013,414 for the fiscal years ended November 30, 2004 and 2003, respectively.   As of December 31, 2005, we had a cumulative net loss from operations of $11,305,466 and a cumulative deficit of $18,693,613.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of December 31, 2005, we had working capital of $454,412 (November 30, 2004: $ 2,173,836 ).  While we believe our current working capital at the date of this report is sufficient to fund our ongoing operations through our 2006 fiscal year ending December 31, 2006, we will require additional capital over the next several years.  In relation to our proposed exploration programs, management will work to secure $5 million in equity financings to fund continued exploration on the Los Zorros property, Inca property, Eskapa property and possibly other prospects.   Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

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

Significant competition exists for the limited number of property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than our Company, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

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

With the new government in power in Bolivia, and the recent nationalization of hydrocarbon resources, investors are concerned about media reports that mineral resources may also be nationalized.   Our Bolivian mining consultant reported on May 18, 2006 that there does not appear to be any concrete plans to nationalize mining properties in Bolivia, but there may be changes to the mining code at a future time which could result in an increase in mining taxes and royalties.  The future changes may also require that, in addition to the current annual patent payments, verifiable work programs, exploration or exploitation must be conducted on mining properties (similar to assessment work required on claims in North America) in order to maintain the mining properties in good standing.  The mining code may also be revised to promote exploration activity on mining property in order to create additional employment and to discourage the holding of idle concessions where no exploration or exploitation is taking place.  Until more detailed information is provide by the Bolivian government, it is impossible to analyze the effect these possible changes may have on the Company’s activities in Bolivia.

The Company’s focus over the past several years has been on its mineral properties in Chile and as a result no exploration has been conducted on our Bolivian properties for some time.  Over the past several years, mineral interests and deferred exploration costs related to the Bolivian properties, with the exception of the Eskapa Property, have been written down annually to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.  In relation to the Eskapa Property, the concessions are owned by a Bolivian company, Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

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

The object of a mining concession is all substances over which a concession may be granted lying within its limits.  The territorial area of a mining concession comprises a solid whose upper surface is, along a horizontal plane, a parallelogram with right angles and of an indefinite depth within the vertical planes that limit it.  The area of an exploitation concession may not cover more than 10 hectares and an exploration concession may not exceed 5,000 hectares.  The owner of the concession can hold any number of mining concessions that comply with the maximum surface indicated above.

Mining concessions are established by a judicial decree given following a non adversarial proceeding, without the decisory participation of any other authority or third party.

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month (31,444 Chilean Pesos for the month of March 2006).  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (example, March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which, at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (example, March 2006 M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which, at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploration concessions).   Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

Foreign investments in Chile can be repatriated under the Foreign Investment Regulations contained in Decree Law 600, the Foreign Investment Statute, which is based on the principle of non discrimination between foreign and local investors.  Foreign investors may enter into a foreign investment contract with of the Republic of Chile where the terms of the investments, access to foreign currency, tax matters and other importation and exportation terms can be agreed upon for a term of 10 years or 20 years, if the investments is of an amount that exceeds US$50,000,000.  Chile and Canada has entered into a Free Trade Agreement (“FTA”), which has been in effect since July 5, 1997.  This FTA enables Canadian investors to export products of Canadian origin into Chile without paying any custom duties and obtain relief under the double taxation provision, pursuant to which taxes paid in Chile on income generated by operations in Chile, including mining, will be used as a tax credit for the taxes levied in Canada on such income.

At present, the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and in a yearly basis, the corporate income is taxed with an income tax at a rate of 16.5% in year 2003 and 17% in year 2004 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% additional tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 16.5% or 17% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.

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

We have reserved 10,823,850 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2006, we reserved 6,675,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.67).  In addition we reserved 4,148,850 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.83).  If such options and warrants are fully exercised, such common shares would constitute 13.3% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

We may be classified as a passive foreign investment company during 2005, which may have a material affect on U.S. holders.

Although we do not believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2005, there is no assurance that the U.S. Internal Revenue Service may not challenge our assessment and determine that we were in-fact a PFIC, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

The market price of our common shares is highly volatile.  If investors’ interest in the sector in which we operate declines, the price for our common shares would remain low.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the 13 months period ended December 31, 2005 ranged between $0.34 and $0.89 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Change in Articles

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “New Act”).     Because of this change, we were required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We were also required to amend our Articles to comply with the new legislation.  Coincidentally with these changes, a change in our authorized share structure was also proposed to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Former Act, avoids the need for any future changes to our share structure which could become necessary as additional shares and warrants are issued.

To give effect to these changes, two special resolutions were passed by shareholders at the Annual and Special Meeting held on May 5, 2005: 1) to delete the existing Articles of the Company in their entirety and replace them with new Articles in the form approved by the Directors and as presented to the meeting, and; 2) to alter the authorized share structure of the Company by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue.  The new articles and changes to the authorized share structure were filed with the British Columbia Registrar of Companies effective June 13, 2005.  These changes were also filed with TSX Venture Exchange and acknowledged by their letter confirming acceptance for filing dated July 5, 2005.  See Item 10. “Additional Information – Changes to Corporate Legislation”.

Change In Year-End

During the fourth quarter of fiscal 2005, we changed the Company’s fiscal year-end to synchronize it with the year-end of our Chilean subsidiary and with the quarter ends of our Bolivian subsidiaries.  The change will make the Company’s accounting and reporting process more streamlined and efficient.  The Company’s old financial year-end of November 30th was extended one additional month and the Company’s new financial year-end is now December 31st.  As a result, the Company’s annual financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months ended November 30, 2004 for fiscal 2004.  The 2006 fiscal year will cover a normal period of twelve months ending December 31, 2006.

Our total mineral interests and exploration costs were $1,491,548 for the thirteen months ended December 31, 2005 as compared to $2,136,270 for the year ended November 30, 2004, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $4,699,600 during fiscal 2003, $1,484,954 during fiscal 2004 and $340,300 during fiscal 2005.   Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

We have six subsidiaries, all of which are described below.  The present inter-corporate relationship between us and our subsidiaries is illustrated in the following chart:

SAMEX Mining Corp. (British Columbia, Canada) Listed on TSX Venture Exchange

South American Mining & Exploration Corp. (British Columbia, Canada) 100%			Minera Samex Chile S.A. (Chile) 99.9%

Samex International Ltd. (Bahamas) 100%		Bolivex S.A. (Bolivia) 98%

Samex S.A. (Bolivia) 98%	Emibol S.A. (Bolivia) 98%

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

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994.  The directors and officers of SAMEX S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores - Sindico, Raul Castañeta – Alternate Sindico.  SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Bolivian corporate law requires that the company have at least three shareholders and, accordingly, the shares of SAMEX S. A. as well as Bolivex S.A. and Emibol S.A. have been issued so that 2 shares are held by persons other than S.A.M.E.X. Corp. or SAMEX International.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX. SAMEX S.A.’s primary asset is its interest in a portion of the Goya I/El Bonete concession which form the Santa Isabel property referred to below.

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

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile’s principal assets are its interest in mineral concessions in the Los Zorros and Inca properties in Chile.

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district in Chile for US$50,000 cash (paid).  Because of the vendor’s interest in copper, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - We signed an option contract to acquire mineral concessions covering a 209-hectare-portion of the Los Zorros district in Chile.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005 (paid); US$100,000 by October 31, 2006.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. – Pursuant to a letter of intent dated May 18, 2005, we signed the formal option contract to acquire additional mineral concessions situated within the Los Zorros district, Chile.  Under the option, SAMEX can acquire concessions covering a 95-hectare-portion of the Los Zorros district by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. - We signed a Corporate Finance Consulting Agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist us with respect to our corporate financing efforts in Europe and other jurisdictions.   During the 12-month term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company agreed to pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completed private placements, with the assistance of the Consultant, having aggregate net proceeds of not less than $2,000,000.  These contacts helped the Company raise private placement funding  during the first quarter of fiscal 2006, and as a result the first-of-four $25,000 quarterly payments due under the 12-month corporate finance consulting agreement was paid on March 23, 2006.

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.   We signed an option contract to acquire mineral concessions covering a 2,138-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows: initial payment (including US$208,677 for patentes) of US$608,677 (paid March 2006); US$191,323 on March 31, 2007; US$200,000 on March 31, 2008; and US$1,000,000 on March 31, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  We signed an option contract to acquire mineral concessions covering a 45-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: US$50,000 initial payment (paid April 2006); US$50,000 on March 31, 2007); US$100,000 on March 31, 2008); and  US$100,000 on March 31, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A.  We signed an option contract to acquire mineral concessions covering a 20-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: initial payment of US$25,000 (paid May 2006); US$50,000 on April 30, 2007; US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

We have not made any material divestitures since the beginning of the last three financial years.

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers.  Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3.   The address for our registered and records office was changed effective July 1, 2005 to #2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.  The phone number of our head office is (604) 870-9920.  In South America, we have a field office/residence in La Paz, Bolivia and a field office/residence in Copiapo, Chile.

Business Overview.

During fiscal 2005 we were principally involved in exploration work on our Los Zorros property in Chile and in generative exploration and evaluation of mineral prospects in the Inca project area near Inca de Oro, Chile.  Expenditures on mineral interests and exploration costs for fiscal 2005 totaled $1,491,548.  During the first quarter of fiscal 2005 we continued exploration work on our Los Zorros property; with drilling and trenching completed in December 2004, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the program of 10,800 meters of trenching and 8,617 meters of drilling that had been ongoing since July of 2004.  We also made limited expenditures related to our Bolivian properties mainly involving the payment of annual patents.

During the second and third quarters we continued with data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  In further preparation for the phase-two exploration drill program, we constructed a drill core storage facility at our field camp at Los Zorros,  re-logged core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  We entered into an option agreement to purchase an additional 95 hectares of mineral concessions adjacent to Exploration Area IV of the Los Zorros property.  We also conducted a generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we acquired mineral concessions over a gold prospect and a silver prospect.  In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.

During the fourth quarter of fiscal 2005 we re-logged drill core, conducted bulldozer trenching, sampling, assaying and geologic mapping in several Exploration Areas at the Los Zorros property.  In Exploration Area II (Milagro) certain Phase I drill core was re-logged in order to better understand and outline gold targets in that area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.  Trenching in Exploration Area IV (Cinchado East/La Socialista) totaled 3,009 meters in 14 trenches with 1,020 samples taken in the trenches and an additional 82 samples taken from old pits and vein workings.   We also carried out generative exploration and evaluation of copper, gold, silver, molybdenum prospects in the Inca project area near Inca de Oro, Chile.   During the fourth quarter, we also entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement will enable us to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”, “Inca Project” and “Area Of Interest Agreement For Silver Exploration In Chile” ).

During the 2004 fiscal year ended November 30, 2004, we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  By mid-December 2004, we had completed 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration costs for 2004 totaled $2,136,270.  Limited expenditures related to our mineral properties in Bolivia mainly involved the payment of annual patents on our mineral concessions and administrative and maintenance functions.

During the 2003 fiscal year ended November 30, 2003, we were principally involved in preliminary exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report. Mineral interests and exploration costs for 2003 totaled $648,633.

Looking forward, over the remainder of the 2006 fiscal year, we anticipate we will be able to fund our ongoing general operations through fiscal 2006 from funds on hand.  In relation to our proposed exploration programs, management will work to secure at least 5 million dollars in equity financings to fund continued exploration on the Los Zorros property, Inca project, Eskapa property and possibly other SAMEX prospects.  The Phase II drilling program being planned for the Los Zorros property is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.   At the Inca project, an initial drill program is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  At our Eskapa precious metal prospect in Bolivia, we have started refurbishing and expanding our exploration camp and plan to repair and enhance access roads in preparation for the next phase of drill testing at a later date.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed for the Eskapa property to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  Funding for these programs will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared, funding is in place, and budgets have been approved.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”, “Inca Project” and “Eskapa Property”).  See “Special Note Regarding Forward Looking Statements”.

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

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,259,197 at December 31, 2005.

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

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume work on the Eskapa precious metal prospect during 2006.

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

ESPEJISMO PROSPECTS – Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS – Silver Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these silver prospects until additional concessions are acquired.

INCA PROJECT

SAMEX secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06, 5-06 and 6-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows:

Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows:

i)

initial payment (including US$208,677 for patentes) of US$608,677 (paid March 2006);

ii)

US$191,323 on March 31, 2007;

iii)

US$200,000 on March 31, 2008; and

iv)

US$1,000,000 on March 31, 2009.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$50,000 initial payment (paid April 4, 2006);

ii)

US$50,000 on March 31, 2007);

iii)

US$100,000 on March 31, 2008); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Pursuant to a letter of intent dated February 24, 2006 and the subsequent Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

initial payment of US$25,000 (paid May 25, 2006);

ii)

US$50,000 on April 30, 2007;

iii)

US$75,000 on April 30, 2008; and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned  Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08

SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the

INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

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

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

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

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

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

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News Release section of the SAMEX website at www.samex.com.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005 (see the News Release section of the SAMEX website at www.samex.com).  Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005 in the News Release section of the SAMEX website at www.samex.com). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of the SAMEX website at www.samex.com.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents an exploration target, with substantial upside potential.  This is one of several quality targets that are coming together at Los Zorros.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005 (see News Release section of the SAMEX website at www.samex.com).  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

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

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  On June 24, 2005, we entered into an option agreement to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV (See “Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.” detailed below).

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05 in the News Release section of the SAMEX website at www.samex.com).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

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

EXPLORATION AREA VI – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

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

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04 in the News Release section of the SAMEX website at www.samex.com).

EXPLORATION AREA VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

The Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed continue to evolve.  The possibility of defining further new target(s) on the property remains strong.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.  Funding for this program will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared and funding is in place.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

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

Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zoros district.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (paid).

ii)

US$50,000 by October 31, 2004 (paid);

iii)

US$50,000 by October 31, 2005; (paid);

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows: US$100,000 on December 31, 2007; US$100,000 on December 31, 2008; US$100,000 on December 31, 2009; US$100,000 on December 31, 2010; US$100,000 on December 31, 2011.  All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia

Minera San Estaban Primera S.A. – SAMEX entered into an option agreement to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid);

ii)

US$25,000 by December 20, 2005 (paid);

iii)

US$50,000 by March 20, 2006 (paid); and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

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

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month (31,444 Chilean Pesos for the month of March 2006).  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (example, March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which, at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (example, March 2006 M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which, at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploration concessions).  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

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

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

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

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

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

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

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

AREA OF INTEREST AGREEMENT FOR SILVER EXPLORATION IN CHILE

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) will enable SAMEX to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX has fulfilled this condition for the first year of the agreement).  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years (SilverCrest made the first payment of US$37,500 on December 5, 2005).   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending

US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

Organizational Structure

See “History and Development of the Company” for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada which we rent on a month-to-month basis at a monthly cost of $1,430 in rent plus taxes and operating costs approximating $600.  We have a field-office/residence in La Paz, Bolivia which is also a South American residence for our Vice-President, Exploration, Robert Kell, which we rent on a month to month basis at a cost of US$500 per month.  We also have a field-office/residence in Copiapo, Chile which we rent on a month to month basis at a cost of approximately US$725 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.  As a result, the financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months for fiscal 2004 ended November 30, 2004.  The following discussion of our operating results explains material changes in our consolidated results of operations for the thirteen-month fiscal period ended December 31, 2005 and the year ended November 30, 2004 compared to the prior year.  Consequently, comparisons of the 2005 period to 2004 and 2003 may not be indicative of future results.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2005 and the related notes included in Item 17 of this report.    Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 10 to our consolidated financial statements for the fiscal period ended December 31, 2005.

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

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals and base metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Accounting Estimates and Assumptions

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

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

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  A stock-based compensation expense of $830,742 was recorded in the statement of operations for 2005 in relation to the grant of 2,255,000 options during the second quarter.  Please note that these new options were granted in-part to replace 2,175,000 share options that expired during the second quarter.  The expiry of 2,175,000 share options exercisable at $0.40 per share and then the grant of new options on 2,255,000 shares exercisable at $0.40 per share resulted in a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter, whereas accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.  In prior years, “Stock-Based Compensation” expenses of $1,077,916 were recorded for the fiscal year ending November 30, 2004 and $408,400 for the fiscal year ending November 30, 2003.

Operating results

Thirteen-Month Fiscal Period Ended December 31, 2005 compared to Fiscal Year Ended November 30, 2004

During fiscal 2005 we were principally involved in exploration work on our Los Zorros property in Chile and in generative exploration and evaluation of mineral prospects in the Inca project area near Inca de Oro, Chile.  Expenditures on mineral interests and exploration costs for the thirteen-month period ended December 31, 2005 totaled $1,491,548.  During the first quarter of fiscal 2005 we continued exploration work on our Los Zorros property; with drilling and trenching completed in December 2004, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the program of 10,800 meters of trenching and 8,617 meters of drilling that had been ongoing since July of 2004.  We also made limited expenditures related to our Bolivian properties mainly involving the payment of annual patents.

During the second and third quarters we continued with data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  In further preparation for the phase-two exploration drill program, we constructed a drill core storage facility at our field camp at Los Zorros,  re-logged core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  We entered into an option agreement to purchase an additional 95 hectares of mineral concessions adjacent to Exploration Area IV of the Los Zorros property.  We also conducted a generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we acquired mineral concessions over a gold prospect and a silver prospect.  In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.

During the fourth quarter of fiscal 2005 we re-logged drill core, conducted bulldozer trenching, sampling, assaying and geologic mapping in several Exploration Areas at the Los Zorros property.  In Exploration Area II (Milagro) certain Phase I drill core was re-logged in order to better understand and outline gold targets in that area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.  Trenching in Exploration Area IV (Cinchado East/La Socialista) totaled 3,009 meters in 14 trenches with 1,020 samples taken in the trenches and an additional 82 samples taken from old pits and vein workings.   We also carried out generative exploration and evaluation of copper, gold, silver, molybdenum prospects in the Inca project area near Inca de Oro, Chile.   During the fourth quarter, we also entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement will enable us to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”, “Inca Project” and “Area Of Interest Agreement For Silver Exploration In Chile”).

Mineral interests and exploration costs for the thirteen-month period ended December 31, 2005 totaled $1,491,548 as compared to $2,136,270 during fiscal 2004.  A $102,656 portion of the costs for 2005 was “expensed as “Mineral Interests Administration, Investigation and Evaluation” costs. The remaining $1,388,892 is recorded as “Mineral Interests” “Expenditures For the Period”.  As a result of these expenditures, our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $5,175,901 at December 31, 2005 from $3,804,651 at November 30, 2004.

At the end of fiscal 2005, certain costs were written off on the El Desierto ($5,880), Wara Wara ($6,260), Walter ($1,045), and Yaretani ($4,457) properties since no current exploration is being conducted on these properties.  These costs written off, relate to the category “Property Claims”, which are the annual patent fees paid to maintain the property concessions.  At the 2005 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2005 was $424,287 compared to $2,175,308 at November 30, 2004.   At December 31, 2005, we were debt-free, apart from $35,403 accounts payable compared to accounts payable of $90,467 at November 30, 2004.

The following comments are related to certain categories in the consolidated financial statements for the fiscal period ending December 31, 2005:

Consolidated Balance Sheet

“Other Current Assets” - includes $36,205 which reflects the booked value of 2,026.927 grams of gold the Company held at December 31, 2005.

“Accounts Payable” – consists of general trade payables and includes $4,508 to reimburse directors or officers of the Company for routine expense accounts.

“Share Capital” – Authorized, Unlimited - effective June 13, 2005 the authorized share structure of the Company was altered by eliminating the maximum number of common shares and preferred shares the Company is authorized to issue (see Management Discussion for the Second Quarter – “Changes to the Articles and the Authorized Share Structure of the Company”).

Consolidated Statements of Operations and Deficit

“Accounting and Audit” - the increase to $31,803 in 2004 as compared to $535 in 2003 is partially due to accrual adjustments related to over accrual or under accrual estimates for auditing, as compared to the actual audit charges.  The increase is also due in part to the change of auditor for the 2004 fiscal year and the increased requirements/costs for the audit of financial statements filed with the US Securities and Exchange Commission.

“Mineral Interests Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties and generative exploration or investigating and evaluating mineral properties not acquired by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants working on the mineral properties.

“Los Zorros - Chile” - “Recovery of Costs” – $(43,538) - the CDN $ value of the US$37,500 payment received from SilverCrest Mines Inc. pursuant to the “Area of Interest Agreement For Silver Exploration In Chile” described in the Management Discussion for the Fourth Quarter.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the fiscal period (13-month) ended December 31, 2005.  We realized a net loss of $1,546,357 for the fiscal period ended December 31, 2005 or $0.02 per share compared to a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver, copper and other metals and to aggressively explore our current properties, particularly the Los Zorros, Eskapa, and Inca properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations as currently anticipated for the remainder of the 2006 fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See note titled “Forward Looking Statements” at the end of this report.

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

Liquidity and Capital Resources (Fiscal 2004) - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2004.  We realized a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share compared to a net loss at November 30, 2003 of $1,028,014 or $0.02 per share.  The increase in the net loss is mainly due to increased operating expenses since the Company increased its exploration program and staff over the past year and to stock-based compensation expenses of $1,077,916 (as compared to $408,400 for fiscal 2003) related to stock options granted during the year.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

Financing (2003, 2004, 2005, 2006) - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2003 and 2004, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for precious metal exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During the first quarter of fiscal 2005, proceeds of $30,300 were raised from the exercise of warrants for the purchase of 100,750 shares.  During the third quarter ended August 31, 2005, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share which raised total proceeds of $300,000.

Subsequent to the period ended December 31, 2005, in January/February 2006 we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit.  Proceeds of an additional $70,000 were also raised from the exercise of warrants and options.

Use Of Proceeds For Fiscal 2003, 2004 and 2005 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on mineral properties totaled $1,491,548 to December 31, 2005 ($438,454 for the first quarter; $237,339 for the second quarter; $349,669 for the third quarter; and $466,086 for the fourth quarter).

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations through the remainder of fiscal 2006 from funds on hand.  In relation to our proposed exploration programs, management will work to secure at least an additional 5 million dollars in equity financings to fund continued exploration on the Los Zorros property, Inca property, Eskapa property and possibly other SAMEX prospects.   While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”

Table of Contractual Obligations - The following table summarizes our contractual obligations as of May 31, 2006 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Hochschild Option (1) Option Payments Advance Royalty (italics)	US$100,000	US$100,000	US$200,000	US$200,000	US$100,000
San Estaban Option (2) Option Payments	US$50,000	US$50,000
Porvenir Option (3) Option Payments	US$1,391,323	US$191,323	US$1,200,000
Araya Option (4) Option Payments	US$250,000	US$50,000	US$200,000
Rojas Option (5) Option Payments	US$275,000	US$50,000	US$225,000
Spartacus Corporate Finance Consulting Agreement	CDN$75,000	CDN$75,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$2,066,323 CDN$75,000	US$441,323 CDN$75,000	US$1,625,000 Advance Royalty US$200,000	Advance Royalty US$200,000	Advance Royalty US$100,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 209-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see “Mineral Property Summaries” – “Los Zorros Property” for details).

(2) These are option payments pursuant to an option to purchase mineral property forming a 95-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract dated June 29, 2005, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “Los Zorros Property” for details)

(3) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(4) These are option payments pursuant to an option to purchase mineral property forming a 45-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(5) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies has improved significantly over the past year as a result of an increase in precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will remain strong and possibly increase over the next year which should enable us to secure additional equity financing.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Employees, Salaries, Payment to Related Party – During the thirteen-month period ended December 31, 2005, we averaged 21 employees, the majority of which were involved in the exploration activity on our properties in Chile.  By comparison, we averaged 21 employees during fiscal 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $432,494 for the thirteen-month period ended December 31, 2005 as compared to $403,823 for fiscal 2004.  During the thirteen-month period ended December 31, 2005, legal fees of $31,918 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the

Company or other such persons as the Board may request from time to time.

Extension Of Warrant Terms – During 2005, the Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

The Company extended the term of warrants exercisable for the purchase of 415,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 27, 2005, but the term of the warrant has been extended for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 700,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 7, 2005, but the term of the warrant has been extended for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 500,000 shares at a price of $1.05 per share.  The warrants were originally issued with a two year term expiring November 28, 2005, but the term of the warrant has been extended for a period of one year until November 28, 2006.   The exercise price of the warrants will remain at $1.05 per share.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at June 1, 2006.  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 44 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 65 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 55 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present; Consulting geologist	November 3, 1995	June 11, 1996
Patricio G. Kyllmann, 54 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 49 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 56 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 54 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are also our directors or officers, totaled $432,494 for the 2005 fiscal 13-month-period ended December 31, 2005 including $146,250 to Jeffrey Dahl, our President and Chief Executive Officer, $133,494 to Robert Kell, our Vice President-Exploration, and $94,250 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $31,918 for legal services during the 13-month fiscal period ended December 31, 2005.

Except as otherwise disclosed herein, we have not entered into any employment or management agreements with any of our directors or executive officers.  In addition, we do not currently have any retirement, pension, bonus, profit-sharing or similar plans and none are proposed at this time.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance the Company’s Stock Option Plan and the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.

At our Annual General Meetings held on May 20, 2004, May 5, 2005, and June 1, 2006, the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During the thirteen-month period ended December 31, 2005 and in the subsequent period to May 31, 2006, stock options terminated, expired, were exercised, or were granted under the Company’s Stock Option Plan as follows:

Stock Options Terminated – on December 16, 2004, options terminated to acquire 225,000 shares and on February 9, 2005, options terminated to acquire 75,000 shares.

Stock Options Expire – New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share until expiry April 20, 2015.  The options were subject to a four-month hold period.

Stock Options Terminated – On October 10, 2005, options terminated to acquire 200,000 shares.

Stock Options Exercised – On September 21, 2005, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

Stock Options Exercised – Subsequent to the fiscal period ended December 31, 2005, on January 3, 2006, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On March 2, 2006, a director/officer of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share.

Options Granted - On May 2, 2006 options were granted on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the Company and 1,500,000 shares granted to directors/officers of the Company.  The options have a ten-year term expiring May 2, 2016.

Stock Options Exercised – On May 4, 2006 a director of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On May 16, 2006, a director of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.20 per share.

As a result of the grants, exercises, terminations and expiries, at May 31, 2006 there were 6,675,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 5,630,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 1,045,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Peter Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	75,000 100,000 350,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Robert Kell	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Larry McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Allen Leschert	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 50,000 100,000 350,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 100,000 200,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Brenda McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	100,000 40,000 40,000 175,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005 May 2, 2006	30,000 55,000 50,000 30,000 70,000	$0.63 $1.00 $1.10 $0.40 $0.85	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015 May 2, 2016
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004 May 2, 2006	50,000 50,000 50,000 50,000	$0.20 $0.40 $1.10 $0.85	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009 May 2, 2016

Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004 May 2, 2006	50,000 50,000 100,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jean Nicholl	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016

Board practices.

Our board of directors consists of six members, the terms of which expire at the general meeting of shareholders to be held each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

We have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Company’s Stock Option Plan and in accordance with prevailing policy of the TSX Venture Exchange, as summarized in Item 6. “Directors, Senior Management and Employees; Compensation – Incentive Stock Options”.

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

Our Audit Committee is composed of directors Larry McLean (the Vice-President, Operations and Chief Financial Officer of the Company) and Peter Dahl and Allen Leschert (non-executive directors of the Company).  The Audit Committee functions under a Charter adopted by the Board of Directors.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.  The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established during fiscal 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.  The Compensation Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Employees.

As of May 31, 2006, we had 20 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2005 were involved in activities related to the exploration program on our Los Zorros property in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Number Employees per Category and Total at Year End
December 31, 2005	Exploration	15
	Administrative/Office	5
	Total:	20
November 30, 2004	Exploration	16
	Administrative/Office	5
	Total:	21
November 30, 2003	Exploration	6
	Administrative/Office	4
	Total:	10

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2006.  There were 70,543,165 common shares issued and outstanding as of May 31, 2006.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/06	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	360,000	0.51%	100,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	Sept. 12, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016
Peter J. Dahl Chairman/Director	540,600	0.77%	75,000 100,000 350,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016
Robert E. Kell Vice President Exploration / Director	400,000	0.57%	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	296,525	0.42%	200,000 125,000 125,000 350,000 300,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016
Allen D. Leschert Director	267,012	0.38%	100,000 50,000 100,000 350,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016
Patricio G. Kyllmann Director	17,700	0.03%	50,000 100,000 200,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/06	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Brenda McLean Corporate Secretary	213,975	0.30%	100,000 40,000 40,000 175,000 150,000	$0.20 $1.00 $1.10 $0.40 $0.85	March 19, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at May 31, 2006, 70,543,165 common shares of the Company were issued and outstanding.  At that date, we had 70 shareholders of record with addresses in the United States holding an aggregate of 9,118,649 common shares representing 12.93% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at May 31, 2006.

All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2005 and the subsequent period to May 31, 2006, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	125,000 125,000 350,000 300,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Peter Dahl Director and Chairman	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	75,000 100,000 350,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Robert Kell Director, Vice President - Exploration	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	125,000 125,000 350,000 300,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Larry McLean Director, Vice President

– Operations, CFO	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	125,000 125,000 350,000 300,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Allen Leschert Director	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 100,000 350,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Patricio Kyllmann Director	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 100,000 300,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016
Brenda McLean Corporate Secretary	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006	40,000 40,000 175,000 150,000	$1.00 $1.10 $0.40 $0.85	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016

Options Expire – New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share until expiry April 20, 2015 (see table above).

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, CEO	Aug 13, 2003 Sep 21, 2005 Jan 3, 2006 May 4, 2006	50,000 50,000 50,000 50,000	$0.20 $0.20 $0.20 $0.20	$10,000 $10,000 $10,000 $10,000
Patricio Kyllmann Director	Aug 26, 2003 Nov 13, 2003 Dec 9, 2003 Feb 26, 2004 Apr 8, 2004 Mar 2, 2006	100,000 50,000 50,000 100,000 100,000 100,000	$0.20 $0.20 $0.20 $0.40 $0.40 $0.40	$20,000 $10,000 $10,000 $40,000 $40,000 $40,000
Allen Leschert - Director	Nov 25, 2003	100,000	$0.20	$20,000
Peter Dahl Director and Chairman	Dec 10, 2003 May 16, 2006	100,000 100,000	$0.20 $0.20	$20,000 $20,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Jan 16, 2003 Oct 27, 2003 Jul 7, 2004	10,000 10,000 30,000	$0.20 $0.20 $0.20	$2,000 $2,000 $6,000

Warrants Exercised by Related Parties:

Related Party Name/Position	Date Warrant Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, Chief Executive Officer	Feb. 19, 2004 Mar 31, 2004	25,000 25,000	$0.40 $0.40	$10,000 $10,000
Peter Dahl Chairman & Director	Oct. 10, 2003 Feb.9, 2004	150,000 40,000	$0.10 $0.25	$15,000 $10,000
Larry McLean Director, Chief Financial Officer, Vice President - Operations	Jan. 20, 2003	250,000	$0.15	$37,500
Robert Kell Director, Vice President – Exploration	Jan 19, 2006 May 18, 2006	50,000 50,000	$0.40 $0.40	$20,000 $20,000
Heidi Dahl – wife of Peter Dahl, Chairman &

Director	Aug. 15, 2003	65,000	$0.12	$7,800
John Michael Dahl – son of Peter Dahl, Chairman & Director	Oct. 1, 2003	20,000	$0.12	$2,400
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Oct. 23, 2003 Feb. 25, 2004	15,000 40,000	$0.12 $0.25	$1,800 $10,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	Feb. 11, 2004	40,000	$0.25	$10,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Apr 2, 2004	5,000	$0.40	$2,000

Extension Of Warrant Terms – On August 31, 2005, the Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant was extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares were held by directors of SAMEX.

Private Placement Participation by Related Parties:

Private Placement – August 11, 2003: We issued an aggregate of 719,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.40 per unit under a private placement of 859,000 units sold. The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Jeffrey P. Dahl – President & Director	100,000	$40,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	10,000	$4,000
Peter J. Dahl - Chairman & Director	185,000	$74,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000	$18,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	45,000	$18,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	24,000	$9,600
Allen Leschert - Director	110,000	$44,000
Robert Kell – Director & Vice President - Exploration	200,000	$80,000

Private Placement – October 22, 2003 – We issued an aggregate of 140,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to close family members of directors/officers at a price of $0.70 per unit under a private placement of 930,000 units sold.  The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Heidi Dahl – wife of Peter Dahl - Chairman & Director	20,000	$14,000
John Michael Dahl – son of Peter Dahl - Chairman & Director	20,000	$14,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	10,000	$7,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	20,000	$14,000
Walter & Alida Dahl – brother of Peter Dahl, Chairman & Director	20,000	$14,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	50,000	$35,000

Private Placement – On February 13, 2006 we issued an aggregate of 330,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.70 per unit under a private placement of 3,720,000 units sold.  The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Cindy Dahl – daughter-in-law of Peter Dahl, Chairman & Director	50,000	$35,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	50,000	$35,000
Graham Dahl – son of Peter Dahl - Chairman & Director	20,000	$14,000

Jeffrey Dahl - President & Director	50,000	$35,000
Peter Dahl - Chairman & Director	100,000	$70,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	30,000	$21,000
Robert Kell – Vice President – Exploration & Director	30,000	$21,000
Allen Leschert - Director	50,000	$35,000

Other Related Party Transactions

During fiscal 2004, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month’s salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375. See Item 6. “Compensation”.

The Compensation Committee recommended salary increases effective January 1, 2004 for senior officers/employees.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $31,918 for legal services during the 13-month period ended December 31, 2005, $33,386 during the fiscal year ended November 30, 2004, and $45,542 during the fiscal year ended November 30, 2003.

In May 2006, the Compensation Committee recommended 10% salary increases for employees who are senior executive officers of the Company: Jeffrey Dahl, President & CEO; Robert Kell, Vice President, Exploration; Larry McLean, Vice President, Operations & CFO; and Brenda McLean, Corporate Secretary.  The Compensation Committee recommended these salary increases to the Board of Directors to bring salaries up to current competitive levels of those in the exploration/mining industry.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2005.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2005 and November 30, 2004, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

Period	High (CDN $)	Low (CDN $)
Financial Year 2006 (Monthly)
May 2006	1.30	0.80
April, 2006	0.98	0.70
March, 2006	0.79	0.58
February, 2006	0.98	0.66
January, 2006	0.95	0.62
Financial Year 2005	0.89	0.34
Fourth Quarter (4 months)	0.70	0.38
Third Quarter	0.56	0.37
Second Quarter	0.63	0.34
First Quarter	0.89	0.52
Financial Year 2004	1.65	0.65
Fourth Quarter	1.20	0.74
Third Quarter	1.25	0.65
Second Quarter	1.42	0.80
First Quarter	1.65	0.86
Financial Year 2003	1.63	0.16
Fourth Quarter	1.63	0.53
Third Quarter	0.63	0.25
Second Quarter	0.34	0.18
First Quarter	0.41	0.16
Financial Year 2002	0.42	0.03
Financial Year 2001	0.17	0.04
Financial Year 2000	0.25	0.09

The closing price of our common shares on the TSX Venture Exchange on May 31, 2006 was CDN$0.98.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTC Bulletin Board under the trading symbol “SMXMF”.

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Changes To Corporate Legislation.

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “New Act”).     Because of this change, we were required to undertake certain transitionary steps set out under the New Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the New Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We also amended our Articles to make them consistent with the new legislation.  Coincidentally with these changes, a change in our authorized share structure was also implemented to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Former Act, avoids the need for any future changes to our share structure which could become necessary as additional shares and warrants are issued.

To give effect to these changes, two special resolutions were passed by shareholders at the Annual and Special Meeting held on May 5, 2005: 1) to delete the existing Articles of the Company in their entirety and replace them with new Articles in the form approved by the Directors and as presented to the meeting, and; 2) to alter the authorized share structure of the Company by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue.  The new articles and changes to the authorized share structure were filed with the British Columbia Registrar of Companies effective June 13, 2005.  These changes were also filed with TSX Venture Exchange and acknowledged by their letter confirming acceptance for filing dated July 5, 2005.  Also note that during 2005, the Company’s fiscal year-end was changed from November 30th to a new year-end of December 31st.  See Item 4 “Information On the Company”.

Notice of Articles and Articles of association.

Our Articles and Notice of Articles (our “Constating Documents”) are attached as exhibits hereto as noted in Item 19.  Our Articles and Notice of Articles do not contain any limitations on our objects or purposes.

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

Director's Power To Vote On Compensation To Themselves

Subject to the New Act, our Articles provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee (composed of non-executive directors) to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

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

Changes In Our Capital

Our Articles provide that we may, subject to the New Act and, by special resolution, increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the New Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the special resolution of our shareholders determines.

In addition, subject to the New Act, we may also by special resolution subdivide or consolidate our shares;

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

Furthermore, the New Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our Constating Documents, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 15 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the New Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the New Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the New Act, of every general meeting,

specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our Articles. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the New Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

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

Limitations On The Rights To Own Securities

Our Articles do not provide for any limitations on the rights to own our securities. See also “Item 10.  “Exchange Controls”.

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

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the New Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

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

c)

provide for the purchase of the Common Shares of any shareholder of the company by another shareholder of the company, or by us;

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report:

1.

Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 5, 2005 and June 1, 2006.

2.

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. concerning option to purchase concessions covering a 95-hectare-portion of the Los Zorros district.

3.

Area of Interest Agreement dated November 7, 2005 between SAMEX Mining Corp. and SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.

4.

Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. concerning assistance with respect to our corporate financing efforts in Europe and other jurisdictions.

5.

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project.

6.

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 45-hectare-portion of the Inca project.

7.

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 20-hectare-portion of the Inca project.

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

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006.  (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2006.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Common Shares sold or otherwise disposed of.  Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.   Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules.  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2005, and expects that it will be a PFIC for the taxable year ending December 31, 2006.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC.  In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.   Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the

Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, does not hold his shares in the course of carrying on a business in Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at a rate of 15% from each dividend so paid and will be required to remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the Holder is a company owning at least 10% of the outstanding common shares of the Company.

Disposition Of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as property used by him in carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain on the disposition of other taxable Canadian property, which is not treaty protected property).   Treaty protected property is defined to mean property any income or gain from the disposition of which would, because of a tax treaty with another country, be exempt from Canadian tax.

A capital gain occurs when proceeds from the disposition of a share or other capital property exceeds the original cost of the property and the reasonable costs of disposition.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost and  the reasonable costs of disposition.  Under the Act, a capital gain is effectively taxed at a lower rate as only 50% of the capital gain is effectively included in the Holder’s taxable income (the taxable capital gain).

A Holder who is a resident of the United States and realizes a capital gain on  the disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including  rights to explore for or exploit Canadian mineral deposits and rights to amounts computed by reference to the amount or value of production from such resources, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding  the  disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on  the  disposition of  other taxable Canadian property (other than treaty protected property) realized in the year of disposition in respect of other  taxable Canadian property and may deduct the capital loss (after taking into account any difference in inclusion rates between the particular year  and year of disposition)  realized in any preceding year or  any of the three subsequent  years from dispositions of taxable Canadian property (other than treaty protected property) to the extent the capital loss was not deducted in any other year.

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

100 F Street, NE

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of Leschert & Company Law Corporation, #2760 – 200 Granville Street, Vancouver, British Columbia, Canada, during normal business hours.

Subsidiary Information.

As of May 31, 2006 we have the following subsidiaries:

a)

South American Mining & Exploration Corp. (British Columbia, Canada)

b)

SAMEX International Ltd. (Bahamas)

c)

Minas Bolivex S.A. (“Bolivex S.A.”) (Bolivia)

d)

SAMEX S.A. (Bolivia)

e)

Empresa Minera Boliviana S. A. (“Emibol S.A.”) (Bolivia)

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

Modification of Instruments Defining Rights of Security Holders.  Not Applicable.

Modification or Issuance of Other Class of Securities.  Not Applicable

Withdrawal or Substitution of Security.   Not Applicable.

Change of Trustee or Paying Agent.   Not Applicable

Use of Proceeds.  Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-

14(c) and 15d – 14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Report on Internal Control Over Financial Reporting

There were no significant changes during the period covered by this Annual Report in the Company’s internal controls or in other factors that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

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

Audit Fees

The aggregated fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered during the past two fiscal years for the audit of our 2004 and 2005 annual financial statements or services that are normally provide in connection with statutory and regulatory filings during those fiscal years are $25,000 for the fiscal year ending November 30, 2004 and $33,000 for the 13-month period ending December 31, 2005.

Audit-Related Fees

Our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants has not billed us for any assurance and related services rendered during the past two fiscal years that are reasonably related to the performance of the audit or review of our financial statements or services that are not reported under the caption “Audit Fees” above.

Tax Fees

The aggregate of fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for 2004 for the Company and its subsidiaries was $8,000 for the fiscal year ending November 30, 2004 (included 32 tax information forms for the Company’s controlled foreign affiliates for the years 1997 – 2004).  Dale Matheson Carr-Hilton LaBonte, Chartered Accountants have not yet billed us for the preparation of Canadian tax returns for the Company and its subsidiaries for the fiscal period ended December 31, 2005.

All Other Fees

Our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants has not billed us for any other services during the past two fiscal years, than the audit fees and tax fees noted above.

Audit Committee’s Pre-approval Policies and Procedures

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

There were no known purchases of the Company’s securities by the Company or any affiliated purchaser during the period covered by this Annual Report.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Auditor’s Report dated April 13, 2006

Prior Auditor’s Report dated March 4, 2004 for the year ended November 30, 2003 and November 30, 2002

Consolidated Balance Sheets at December 31, 2005 and November 30, 2004

Consolidated Statements of Operations and Deficit for the 13 month period ended December 31, 2005 and the years ended November 30, 2004 and November 30, 2003

Consolidated Statements of Mineral Interests for the 13 month period ended December 31, 2005 and the years ended November 30, 2004 and November 30, 2003

Consolidated Statements of Cash Flow for the 13 month period ended December 31, 2005 and the years ended November 30, 2004 and November 30, 2003

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

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2005 and November 30, 2004 and the consolidated statements of operations, mineral interests, shareholders’ equity and cash flows for the 13 months ended December 31, 2005 and the year ended November 30, 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and November 30, 2004 and the results of its operations and its cash flows for the 13 months ended December 31, 2005 and year ended November 30, 2004 in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements of operations, mineral interests, shareholders’ equity and cash flows for the year ended November 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 4, 2004.

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

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

Vancouver, Canada

“STEELE & CO."

March 4, 2004

CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	November 30, 2004
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS (NOTE 3)	$424,287	$2,175,308
OTHER CURRENT ASSETS	65,528	88,995

	489,815	2,264,303

MINERAL INTERESTS (NOTE 4)	5,175,901	3,804,651
EQUIPMENT (NOTE 5)	85,450	112,591

	$5,751,166	$6,181,545

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$35,403	$90,467

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
UNLIMITED - COMMON SHARES WITHOUT PAR VALUE
UNLIMITED - PREFERRED SHARES

ISSUED
66,423,165 COMMON SHARES
(NOV 30, 2004 – 65,272,415 COMMON SHARES)	22,092,318	21,752,018

CONTRIBUTED SURPLUS (NOTE 7)	2,317,058	1,486,316

DEFICIT	(18,693,613)	(17,147,256)

	5,715,763	6,091,078

	$5,751,166	$6,181,545

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,	YEAR ENDED November 30,
	2005	2004	2003
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$25,509	$31,803	$535
AMORTIZATION	30,457	20,552	11,508
BANK CHARGES & INTEREST (INCOME)	(16,307)	(25,920)	(23)
CONSULTING	21,490	2,000	3,292
FOREIGN EXCHANGE LOSS (GAIN)	(37,321)	(4,058)	10,227
INTEREST ON NOTES PAYABLE	-	-	18,550
LEGAL	77,768	83,833	65,640
MINERAL INTERESTS INVESTIGATION COSTS	102,656	53,045	100,748
OFFICE, SUPPLIES, MISCELLANEOUS	76,365	99,205	53,871
PRINTING	2,845	7,562	7,742
REGULATORY FEES	20,845	28,414	36,977
SALARIES AND BENEFITS	344,673	369,818	231,605
SHARE TRANSFER AGENT	11,816	13,806	11,555
STOCK-BASED COMPENSATION (Note 7)	830,742	1,077,916	408,400
TRAVEL AND PROMOTION	48,349	45,659	52,787

NET LOSS FROM OPERATIONS	(1,539,887)	(1,803,635)	(1,013,414)

GAIN ON SALE OF EQUIPMENT	11,172	1,052	-
MINERAL INTERESTS WRITTEN OFF (Note 4)	(17,642)	(31,296)	(14,600)

NET LOSS FOR THE PERIOD	(1,546,357)	(1,833,879)	(1,028,014)

DEFICIT BEGINNING OF THE PERIOD	(17,147,256)	(15,313,377)	(14,285,363)

DEFICIT END OF THE PERIOD	$(18,693,613)	$(17,147,256)	$(15,313,377)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.02)	$(0.03)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	65,915,415	64,153,516	53,770,098

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

	THIRTEEN MONTH PERIOD ENDED	YEAR ENDED	YEAR ENDED
SUMMARY OF EXPENDITURES	DECEMBER 31, 2005	NOVEMBER 30, 2004	NOVEMBER 30, 2003

EL DESIERTO - BOLIVIA	$5,880	$6,402	$2,103
ESKAPA - BOLIVIA	14,547	10,335	79,619
LOS ZORROS - CHILE	1,141,542	2,277,924	451,419
SANTA ISABEL - BOLIVIA	-	337	-
WARA WARA - BOLIVIA	6,260	18,477	5,589
WALTER - BOLIVIA	1,045	1,155	1,312
YARETANI - BOLIVIA	4,457	4,925	5,596
EXPLORATION ADVANCES / (RECOVERIES)	215,161	(236,330)	2,247
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	102,656	53,045	100,748

	1,491,548	2,136,270	648,633
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED DURING THE YEAR	(102,656)	(53,045)	(100,748)

EXPENDITURES FOR THE PERIOD	1,388,892	2,083,225	547,885

WRITTEN OFF DURING THE PERIOD

EL DESIERTO - BOLIVIA	(5,880)	(6,402)	(2,103)
SANTA ISABEL - BOLIVIA	-	(337)	-
WARA WARA - BOLIVIA	(6,260)	(18,477)	(5,589)
WALTER - BOLIVIA	(1,045)	(1,155)	(1,312)
YARETANI - BOLIVIA	(4,457)	(4,925)	(5,596)

BALANCE BEGINNING OF THE PERIOD	3,804,651	1,752,722	1,219,437

BALANCE END OF THE PERIOD	$5,175,901	$3,804,651	$1,752,722

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$1,000	$1,000	$1,000
ESKAPA	1,259,197	1,244,650	1,234,315
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
LOS ZORROS	3,870,885	2,729,343	451,419

UNALLOCATED ADVANCES*	40,819	(174,342)	61,988

	$5,175,901	$3,804,651	$1,752,722

*Unallocated Advances: The fiscal quarter/year end (September 30th) of the Bolivian subsidiaries is three months earlier than the fiscal quarter/year end (December 31st) of the parent company.  Consequently, funds transferred from SAMEX Mining Corp. to these subsidiaries during this three-month accounting stub period are recorded as Unallocated Advances which will subsequently be allocated to the appropriate property/category in the following quarter, based on the financial statements of the respective subsidiary.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONT’D)

	THIRTEEN MONTH PERIOD ENDED	YEAR ENDED	YEAR ENDED
DETAILS OF EXPENDITURES	DECEMBER 31, 2005	NOVEMBER 30, 2004	NOVEMBER 30, 2003

EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$5,880	$6,402	$2,103

ESKAPA – BOLIVIA
AMORTIZATION	$1,867	$2,601	$2,733
DRILLING AND SUB-CONTRACTS	-	-	907
FOOD AND LODGING	1,245	-	21,604
FUEL	383	-	-
GEOLOGY, MAPPING AND SURVEYS	732	-	46,044
LEGAL	1,262	-	283
PROPERTY CLAIMS	8,028	7,596	8,632
REPAIR AND MAINTENANCE	24	-	-
SITE ADMINISTRATION	396	138	-
TRAVEL	610	-	2,841
RECOVERY OF COSTS	-	-	(3,425)

	$14,547	$10,335	$79,619

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$375,447	$1,430,481	$138,354
FIELD SUPPLIES	72,076	26,838	17,194
FOOD AND LODGING	55,187	112,912	39,448
GEOLOGY, MAPPING AND SURVEYS	281,775	257,991	95,686
MINERAL INTEREST	205,249	87,230	123,905
VALUE ADDED TAXES	62,951	211,163	-
SITE ADMINISTRATION	106,351	79,625	11,418
TRAVEL	26,044	71,684	25,414
RECOVERY OF COSTS	(43,538)	-	-

	$1,141,542	$2,277,924	$451,419

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$-	$337	$-

WARA WARA - BOLIVIA
FIELD SUPPLIES	$-	$304	$-
FOOD AND LODGING	-	140	-
GEOLOGY AND MAPPING	-	7,825	-
PROPERTY CLAIMS	6,260	6,410	5,589
TRAVEL	-	3,798	-

	$6,260	$18,477	$5,589

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,045	$1,155	$1,312

YARENTANI - BOLIVIA
PROPERTY CLAIMS	$4,457	$4,925	$5,596

EXPLORATION ADVANCES / (RECOVERIES)	$215,161	$(236,330)	$2,247

EXPENDITURES FOR THE PERIOD	$1,388,892	$2,083,225	$547,885

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

	THIRTEEN MONTH PERIOD ENDED DECEMBER 31, 2005	YEAR ENDED NOVEMBER 30, 2004	YEAR ENDED NOVEMBER 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,546,357)	$(1,833,879)	$(1,028,014)
ADD NON-CASH ITEMS
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	17,642	31,296	14,600
AMORTIZATION	30,457	20,552	11,508
STOCK-BASED COMPENSATION	830,742	1,077,916	408,400

	(667,516)	(704,115)	(593,506)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	23,467	(88,995)	-
ACCOUNTS PAYABLE	(55,064)	58,499	(43,001)

NET CASH USED IN OPERATIONS	(699,113)	(734,611)	(636,507)

CASH FLOWS FROM FINANCING ACTIVITIES

NOTES PAYABLE	-	-	(90,786)
COMMON SHARES – FOR CASH	340,300	1,484,954	4,674,600

NET CASH PROVIDED BY FINANCING ACTIVITIES	340,300	1,484,954	4,583,814

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(1,388,892)	(2,083,225)	(533,872)
EQUIPMENT	(3,316)	(68,956)	(36,470)

NET CASHED USED IN INVESTING ACTIVITIES	(1,392,208)	(2,152,181)	(570,342)

NET CHANGE IN CASH FOR THE PERIOD	(1,751,021)	(1,401,838)	3,376,965

CASH BEGINNING OF THE PERIOD	2,175,308	3,577,146	200,181

CASH END OF THE PERIOD	$424,287	$2,175,308	$3,577,146

SUPPLEMENTAL INFORMATION
CASH PAID FOR INTEREST	$-	$-	$18,550

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – December 31, 2005

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars.  All significant inter-company balances and transactions are eliminated on consolidation.  The fiscal year end of inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30. The fiscal year end of the Chilean subsidiary is December 31.  In November of 2005, the Company changed its financial year-end of November 30th by extending it for one additional month to a new financial year-end of December 31st.  This was done in order to synchronize the Company’s year end with the year end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  As a result, the Company’s annual financial statements for fiscal 2005 (the transition year) cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months ended November 30, 2004 for fiscal 2004. The change in year end will make the Company’s accounting and reporting process more streamlined and efficient.

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  These financial statements also conform to generally accepted accounting principles in the United states of America except as disclosed in Note 10.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2005 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the 13 months ended December 31, 2005 and the 12 months ended November 30, 2004, the Company reported net losses of $1,546,357 and $1,833,879 respectively and has incurred losses since inception totalling $18,693,613.

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

c.

Financial Instruments - The fair value of the Company’s financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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

e.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration costs or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

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

Capitalized costs as reported on the balance sheet represent acquisition and capitalized mineral exploration costs incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

Mineral investigation costs not capitalized to mineral interests include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

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

Exchange gains or losses arising on these translations are charged to operations as incurred.

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

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’s common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

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

k.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At December 31, 2005 cash and cash equivalents consisted of cash and term deposits held at banks.

l.

Asset retirement obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

m.

Long-lived assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever evetns or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances at the end of the period are as follows:

	December 31, 2005	November 30, 2004
Canadian dollars	$409,139	$2,058,147
U.S. dollars
in Canada	1,806	11,696
Chilean Pesos
in Chile	13,342	105,465

	$424,287	$2,175,308

4.

MINERAL INTERESTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Pursuant to certain agreements, ownership of some properties is held by a company controlled by a director and the Company earned a 99% interest in any mining operations which may be established on the concessions.  Net smelter royalties (0.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $0.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning “Santa Isabel Property” in “Mineral Exploration Properties”.

b.

Chile - The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements and staking.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire mineral interests covering 209 hectares for consideration of US$230,000 (US$130,000 paid).  Option payment due: October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.  The Company also has an option to acquire mineral interests covering 95 hectares for consideration of US$200,000 (US$100,000 paid).  Option payments are due: March 20, 2006 – US$50,000 (paid March 20, 2006); and December 20, 2006 - US$50,000.  A 1.5% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

	2005			2004

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 125,920	$ 90,206	$ 35,714	$ 115,572	$ 69,061	$ 46,511
Exploration equipment	131,835	123,499	8,336	131,835	116,418	15,417
Vehicles	125,499	84,099	41,400	122,269	71,606	50,663

	$ 383,254	$ 297,804	$ 85,450	$ 369,676	$ 257,085	$ 112,591

6.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2005, a director charged the Company $31,918 for legal services (2004 - $33,386).  Employees who are also directors or officers of the Company were paid salaries totaling $432,494 in fiscal 2005, a $133,494 portion of which was capitalized as deferred exploration costs (2004 - $403,823 of which $142,714 was capitalized).  Stock options were granted to directors/officers for the purchase of 2,225,000 shares in aggregate at a price of $0.40 per share (Refer Note 7d).

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	VALUE

Balance November 30, 2003	62,671,848	$20,267,064

Incentive stock options exercised
@ $.20 per share	255,000	51,000
@ $.40 per share	250,000	100,000
Warrants exercised
@ $.25 per share	156,000	39,000
@ $.30 per share	290,000	87,000
@ $.35 per share	666,667	233,334
@ $.40 per share	129,250	51,700
@ $.80 per share	53,650	42,920
Private Placement
@ $1.10 per share	800,000	880,000

Balance November 30, 2004	65,272,415	21,752,018

Incentive stock options exercised
@ $0.20 per share	50,000	10,000
Warrants exercised
@ $0.30 per share	1,100,000	330,000
@ $0.40 per share	750	300

Balance December 31, 2005	66,423,165	$22,092,318

b.

Preferred Shares

In addition to Common Shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if the Board of Directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.  None of the Preferred Shares are allotted or issued as of December 31, 2005.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE NOV 30, 2003	GRANTED (EXERCISED)	BALANCE NOV 30, 2004	GRANTED (EXERCISED) *(TERMINATED) **(EXPIRED)	BALANCE DEC 31, 2005	EXERCISE PRICE	TERM TO

2,425,000	(250,000)	2,175,000	**(2,175,000)	-	$0.40	Apr 19, 2005
1,130,000	(180,000)	950,000	(50,000)	900,000	$0.20	Mar 19, 2007
275,000	(75,000)	200,000	*(100,000)	100,000	$0.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
105,000	-	105,000	*(75,000)	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
-	330,000	330,000	*(125,000)	205,000	$1.00	Feb 3, 2009
-	75,000	75,000	*(75,000)	-	$1.00	May 4, 2009
-	1,070,000	1,070,000	*(125,000)	945,000	$1.10	Aug 6, 2009
-	-	-	2,255,000	2,255,000	$0.40	Apr 20, 2015

4,625,000	970,000	5,595,000	(470,000)	5,125,000

As at December 31, 2005, the weighted average remaining contractual life of the options is 5.5 years and the weighted average exercise price is $ 0.58.

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2003	ISSUED (EXERCISED)	BALANCE NOV 30, 2004	ISSUED (EXERCISED)	BALANCE DEC 31, 2005	EXERCISE PRICE	TERM TO

156,000	(156,000)	-	-	-	$0.25	Mar 5, 2004
666,667	(666,667)	-	-	-	$0.35	Sep 11, 2004
1,390,000	(290,000)	1,100,000	(1,100,000)	-	$0.30	Jun 11, 2005
434,500	(129,250)	305,250	(750)	304,500	$0.40	Sep 15, 2006*
756,000	(2,800)	753,200	-	753,200	$0.80	Nov 7, 2006*
482,000	(50,850)	431,150	-	431,150	$0.80	Nov 27, 2006*
500,000	-	500,000	-	500,000	$1.05	Nov 28, 2006*
-	400,000	400,000	-	400,000	$1.10	Aug 25, 2009

4,385,167	(895,567)	3,489,600	(1,100,750)	2,388,850

*term extended for one additional year from 2005 to 2006

As at December 31, 2005, the weighted average remaining contractual life of the share purchase warrants is 0.6 years and the weighted average exercise price is $0.85.

d.

Stock-Based Compensation

The Company measures compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Option pricing models require the input of highly subjective assumptions including the expected life and price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  During the second quarter of 2005, options expired on 2,175,000 shares exercisable at $0.40 per share.  Options were granted on 2,255,000 shares exercisable at $0.40 per share.  GAAP requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during the second quarter of 2005:  Expected dividend yield – 0; Expected stock price volatility – 79%; Risk-free interest rate – 4.1%; Expected life of options – 10 years.  In 2004, options were granted on 1,475,000 shares.  The following assumptions were used for the Black-Scholes valuation of three stock option grants during 2004:  Expected dividend yield – 0; Expected stock price volatility – 88%/96%/101%; Risk-free interest rate – 3.5%; Expected life of options – 5 years.

e.

Contributed Surplus

The Contributed Surplus arises solely from Stock Based Compensation (Refer Note 7d).

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the 13 months ended December 31, 2005	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$13,360	$17,097	$30,457
Foreign exchange gain	-	(37,320)	(37,320)
Mineral interests administration, investigation and evaluation	-	102,656	102,656
Salaries and benefits	344,673	-	344,673
Stock-based compensation	830,742	-	830,742
Administration and general	191,805	76,874	268,679

Net loss from operations	(1,380,580)	(159,307)	(1,539,887)
Mineral interests and deferred exploration costs written off	-	17,642	17,642
Gain on sale of equipment	-	(11,172)	(11,172)

Net loss for the year	$(1,380,580)	$(165,777)	$(1,546,357)

Expenditure for equipment and mineral interests	$7,616	$1,384,592	$1,392,208

Equipment and mineral interests	$21,814	$5,239,537	$5,261,357

Total assets	$480,938	$5,270,228	$5,751,166

For the year ended November 30, 2004

Operating expenses
Amortization	$9,172	$11,380	$20,552
Foreign exchange gain	-	(4,058)	(4,058)
Mineral interests administration, investigation and evaluation	-	53,045	53,045
Salaries and benefits	369,818	-	369,818
Stock-based compensation	1,077,916	-	1,077,916
Administration and general	182,654	103,708	286,362

Net loss from operations	1,639,560	164,075	1,803,635
Mineral interests and deferred exploration costs
written off	-	31,296	31,296
Gain on sale of equipment	-	(1,052)	(1,052)

Net loss for the year	$1,639,560	$194,319	$1,833,879

Expenditure for equipment and mineral interests	$21,455	$2,133,327	$2,154,782

Equipment and mineral interests	$27,012	$3,890,230	$3,917,242

Total assets	$2,096,855	$4,084,690	$6,181,545

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As at December 31, 2005, Canadian operating losses of approximately $4,428,000 were available for carry forward.  The availability of these losses expires as follows: 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; and 2015 - $549,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,130,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax benefits have been recognized in the accounts for these foreign losses and resource-related expenditures.

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

Gains and losses on inter-company foreign currency transactions are excluded from net income and deferred as Other Comprehensive Income.  US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Mineral interest costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2(e).  For US GAAP purposes acquisition, exploration and carrying costs are expensed as incurred until a positive feasibility study is completed and a positive mine development decision has been approved by the Board of Directors and appropriate financing has been obtained.  The capitalized costs of such mineral interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carry value cannot be recovered on this basis, the mineral interests would be written down to net recoverable value on a discounted cash flow basis.

CONSOLIDATED STATEMENT OF OPERATIONS	2005	2004	2003

Net loss as shown on the financial statements – Canadian basis	$(1,546,357)	$(1,833,879)	$(1,028,014)
Deferral of translation gain on inter-company transactions of a long-term investment nature	33,523	(13,435)	30,091
Write-down of mineral interests costs without established commercial reserves	(1,371,250)	(2,051,929)	(533,285)
Net loss – US basis	$(2,884,084)	$(3,899,243)	$(1,531,208)

Basic and diluted loss per share – US basis	$(0.04)	$(0.06)	$(0.03)
Weighted average number of common shares outstanding	65,915,415	64,153,516	53,770,098

CONSOLIDATED STATEMENT OF CASH FLOW	2005	2004	2003

Net cash flows from operating activities under Canadian GAAP	$(699,113)	$(734,611)	$(636,507)
Mineral Properties	(1,388,892)	(2,083,225)	(533,872)

Net cash used in operating activities under US GAAP	(2,088,005)	(2,817,836)	(1,170,379)

Net cash flows from financing activities under Canadian GAAP and US GAAP	340,300	1,484,954	4,583,814

Net cash flows used in investing activities under Canadian GAAP	(1,392,208)	(2,152,181)	(570,342)
Mineral Properties	1,388,892	2,083,225	533,872

Net cash used in investing activities under US GAAP	(3,316)	(68,956)	(36,470)

Net change in cash	(1,751,021)	(1,401,838)	3,376,965
Cash, beginning of period	2,175,308	3,577,146	200,181

Cash, end of period	$424,287	$2,175,308	$3,577,146

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED BALANCE SHEET	2005		2004

Assets	CDN BASIS	US BASIS	CDN BASIS	US BASIS

Current	$489,815	$489,815	$2,264,303	$2,264,303
Mineral Interests	5,175,901	-	3,804,651	-
Equipment	85,450	85,450	112,591	112,591

	$5,751,166	$575,265	$6,181,545	$2,376,894
Liabilities
Current	$35,403	$35,403	$90,467	$90,467
Shareholders’ equity	5,715,763	539,862	6,091,078	2,286,427

	$5,751,166	$575,265	$6,181,545	$2,376,894

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

	COMMON SHARES					TOTAL
	SHARES	AMOUNT	COMPREHENSIVE INCOME	CONTRIBUTED SURPLUS	DEFICIT	SHAREHOLDER’S EQUITY

Balance at Nov 30, 2002	48,823,181	$ 15,392,464	$ 200,615	$ -	$(15,705,415)	$ (112,336)

Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)

Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at Nov 30, 2003	62,671,848	20,267,064	170,524	408,400	(17,236,623)	3,609,365

Net loss	-	-	-	1,077,916	(3,899,243)	(2,821,327)

Change in the year	2,600,567	1,484,954	13,435	-	-	1,498,389

Balance at Nov 30, 2004	65,272,415	21,752,018	183,959	1,486,316	(21,135,866)	2,286,427

Net loss	-	-	-	830,742	(2,884,084)	(2,053,342)

Change in the period	1,150,750	340,300	(33,523)	-		306,777

Balance at Dec 31, 2005	66,423,165	$ 22,092,318	$ 150,436	$ 2,317,058	$ (24,019,950)	$ 539,862

US Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company’s reported financial position or results of operations.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

11.  SUBSEQUENT EVENTS

Private Placement Completed – The Company completed a private placement of 3,720,000 units at a price of $0.70 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) were issued and are subject to a hold period until June 14, 2006.    Directors/Officers of the Company were placees for an aggregate of 230,000 units.

“Inca Project” – New Copper Gold Opportunity In Chile – The Company signed letters of intent with three property owners of concessions covering historically mined copper-gold deposits near Inca de Oro, Chile.  The agreements give the Company rights to enter into option to purchase agreements to acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for a period of 20 years but the Company has the option to buyout the Royalty at any time for US$500,000.

Corporate Finance Consulting Agreement To Assist European Financing Efforts - The Company signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.   During the 12 month term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after the Company completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.

*Altered Memorandum of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our “1995 Annual Report”);

1.2.

*Change of Name Certificate for SAMEX (*previously filed with the 1995 Annual Report);

1.3.

*Altered Articles of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our “1998 Annual Report”);

1.4.

*Altered Memorandum of SAMEX respecting the increase of authorized share capital (*previously filed with our 1998 Annual Report);

1.5.

*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on February 11, 2005 (*previously filed with our 2004 Annual Report);

1.6.

New Articles of SAMEX effective June 13, 2005;

1.7.

Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on June 13, 2005;

4.1

*Stock Option Plan which received annual approval by our shareholders on May 20, 2004 and again on May 5, 2005 (*previously filed with our 2004 Annual Report);

4.2

*Letter of Intent re Option to Purchase mining concessions dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A. concerning our option to purchase mining concessions in the Copiapo Area III Region, Chile (Los Zorros district) (*previously filed with our 2004 Annual Report);

4.3

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. concerning option to purchase concessions covering a 95-hectare-portion of the Los Zorros district (English translation of the Spanish contract);

4.4

Area of Interest Agreement dated November 7, 2005 between SAMEX Mining Corp. and SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile;

4.5

Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. concerning assistance with respect to our corporate financing efforts in Europe and other jurisdictions;

4.6

Form of Subscription Agreement dated January 16, 2006 between us and four of our directors with respect to the subscription for an aggregate of 230,000 Units issued under the Private Placement of 3,720,000 Units at a price of $0.70 per Unit - Private Placement #32;

4.7

Form of Warrant Certificates issued by us to four of our directors (with respect to the subscription for an aggregate of 230,000 Units) pursuant to the Private Placement of 3,720,000 Units, exercisable until February 13, 2009 - Private Placement #32;

4.8

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project (English translation of the Spanish contract);

4.9

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 45-hectare-portion of the Inca project (English translation of the Spanish contract);

4.10

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 20-hectare-portion of the Inca project (English translation of the Spanish contract);

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

Date:  June 22, 2006

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

Exhibit 1.6

Incorporation No.

ARTICLES

OF

SAMEX MINING CORP.

(the “Company”)

TABLE OF CONTENTS

PART

ARTICLE

SUBJECT

INTERPRETATION

1.1

Definitions

1.2

Business Corporations Act definitions apply

1.3

Interpretation Act applies

1.4

Conflict in definitions

1.5

General Interpretations

2

SHARES AND SHARE CERTIFICATES

2.1

Authorized Share Structure

2.2

Form of share certificate

2.3

Right to share certificate

2.4

Shares jointly owned

2.5

Sending of share certificate

2.6

Replacement of worn out or defaced certificate

2.7

Replacement of lost, stolen or destroyed certificate

2.8

Splitting share certificates

ISSUE OF SHARES

3.1

Directors authorized to issue shares

3.2

Company need not recognize unregistered interests

4

SHARE TRANSFERS

4.1

Central Securities Register

4.2

Recording or registering transfer

4.3

Form of instrument of transfer

4.4

Signing of instrument of transfer

4.5

Transfer fee

4.6

Certificate as evidence of title

4.7

Documents for transmission

1

5

PURCHASE OF SHARES

5.1

Company authorized to purchase shares

5.2

Shares to be redeemed

5.3

Cancellation and retention of shares

6

ALTERATIONS

6.1

Alteration of Authorized Share Structure

6.2

Special Rights and Restrictions

6.3

Change of Name

6.4

Other Alterations

7

BORROWING POWER

7.1

Power of directors

7.2

Signing authority

8

GENERAL MEETINGS

8.1

Annual General Meetings

8.2

Where annual general meeting is deemed to have been held

8.3

Requisition for shareholder meetings

8.4

Notice of meeting

8.5

Waiver of notice

8.6

Record Date for Notice

8.7

Record Date for Voting

8.8

Failure to Give Notice and Waiver of Notice

8.9

Special business

9

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

9.1

Special business

9.2

Special Majority

9.3

Quorum

9.4

One shareholder may constitute quorum

9.5

Other persons may attend

9.6

Requirement of quorum

9.7

Lack of quorum

9.8

Lack of quorum at succeeding meeting

9.9

Chair

9.10

Alternate chair

9.11

Adjournments

9.12

Notice of adjourned meeting

9.13

Motion need not be seconded

9.14

Voting

9.15

Manner of taking a poll

9.16

Demand for a poll on adjournment

9.17

Demand for a poll not to prevent continuation of meeting

9.18

Poll not available in respect of election of chair

2

9.19

Casting of votes on poll

9.20

Chair must resolve dispute

9.21

Chair has no second vote

9.22

Declaration of result

9.23

Retention and Destruction of Ballots and Proxies

10

VOTES OF SHAREHOLDERS

10.1

Voting rights

10.2

Trustee of shareholder may vote

10.3

Votes by joint shareholders

10.4

Trustees as joint shareholders

10.5

Representative of a corporate shareholder

10.6

Proxy Provisions do not apply to all Companies

10.7

Appointment of proxy holder

10.8

Alternate proxy holders

10.9

Proxy holder need not be shareholder

10.10

Form of proxy

10.11

Deposit of Proxies

10.12

Revocation of proxies

10.13

Revocation of proxies must be signed

10.14

Validity of proxy votes

10.15

Production of evidence of authority to vote

11

ELECTION AND REMOVAL OF DIRECTORS

11.1

First Directors

11.2

Number of directors

11.3

Change in number of directors

11.4

Election of directors

11.5

Consent to be a Director

11.6

Failure to elect or appoint directors

11.7

Places of retiring Directors Not Filled

11.8

Directors may fill Casual Vacancies

11.9

Remaining Directors Power to Act

11.10

Additional directors

11.11

Directors’ acts valid despite vacancy

11.12

Qualification as Director and

Share qualification

11.13

Remuneration

11.14

Alternate director

11.15

Revocation of appointment

11.16

Ceasing to be a Director

11.17

Removal of Director by Shareholders

11.18

Removal of Director by Directors

3

12

POWERS AND DUTIES OF DIRECTORS

12.1

Powers of Management

12.2

Appointment of Attorney of Company

13

PROCEEDINGS OF DIRECTORS

13.1

Meeting of directors

13.2

Chair of meetings

13.3

Voting at meetings

13.4

Who may call extraordinary meetings

13.5

Notice of extraordinary meetings

13.6

When notice not required

13.7

Meeting valid despite failure to give notice

13.8

Waiver of notice of meetings

13.9

Effect of waiver

13.10

Quorum

13.11

If only one director

13.12

Validity of Acts Where Appointment Defective

13.13

Consent Resolution

14

COMMITTEES OF DIRECTORS

14.1

Appointment of committees

14.2

Obligations of committee

14.3

Powers of boards

14.4

Committee meetings

14.5

Audit committee

15

OFFICERS

15.1

Appointment of officers

15.2

Functions, duties and powers of officers

15.3

Qualifications

15.4

Remuneration and Terms of Appointment

15.5

Disclosure of interest

16

DISCLOSURE OF INTEREST OF DIRECTORS

16.1

Obligation to Account for Profits

16.2

Restrictions on Voting by Reason of Interest

16.3

Interested Director Counted in Quorum

16.4

Disclosure of Conflict of Interest or Property

16.5

Other office of directors

16.6

No disqualification

16.7

Professional services by director or officer

16.8

Accountability

4

17

INDEMNIFICATION

17.1

Indemnification of directors

17.2

Deemed contract

17.3

Indemnification of Other Persons

17.4

Non-compliance with Business Corporations Act

17.5

Company May Purchase Insurance

18

DIVIDENDS

18.1

Declaration of dividends

18.2

No notice required

18.3

Directors may determine when dividends payable

18.4

Record Date

18.5

Dividends to be paid in accordance with number of shares

18.6

Manner of paying dividends

18.7

Dividend bears no interest

18.8

Fractional dividends

18.9

Payment of dividends

18.10

Receipt of joint shareholders

18.11

Capitalization of Surplus

19

ACCOUNTING RECORDS

19.1

Recording of financial affairs

19.2

Inspection of Accounting Records

20

EXECUTION OF INSTRUMENTS UNDER SEAL

20.1

Who may attest seal

20.2

Sealing copies

20.3

Form of signature

21

NOTICES

21.1

Method of Giving Notice

21.2

Deemed Receipt of Mailing

21.3

Certificate of Sending

21.4

Notice to joint shareholders

21.5

Notice to trustees

22

RESTRICTION ON SHARE TRANSFER

22.1

Application

22.2

Consent required for transfer

23

PREFERRED SHARES

23.1

Rights and restrictions

Incorporation No. BC0077212

ARTICLES

OF

Samex Mining Corp.

PART 1 - INTERPRETATION

Definitions

1.1

Without limiting Article 1.2, in these articles, unless the context requires otherwise:

(a)

“adjourned meeting” means the meeting to which a meeting is adjourned under Article 9.7 or 9.11;

(b)

"board" and "directors" mean the directors or sole director of the Company for the time being;

(c)

"Business Corporations Act" means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d)

"Interpretation Act" means the Interpretation Act, R.S.B.C. 1996, c.238;

(e)

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder;

Business Corporations Act definitions apply

1.2

The definitions in the Business Corporations Act apply to these articles.

Interpretation Act applies

1.3

The Interpretation Act applies to the interpretation of these articles as if these articles were an enactment.

Conflict in definitions

1.4

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these articles.

General interpretation

1.5

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing individuals shall include corporations and vice versa.

PART 2 - SHARES AND SHARE CERTIFICATE

Authorized Share Structure

2.1

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of share certificate

2.2

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

Right to share certificate

2.3

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.  If a shareholder requests the Company to issue to him more than one share certificate for any shares of the same class or series registered in his name, the Directors may prescribe the fee to be paid for each additional certificate.

Shares jointly owned

2.4

In respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all.  Save in the case of the personal representatives of a deceased shareholder, the directors may refuse to register more than three persons as the joint holders of a share.

Sending of share certificate

2.5

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

Replacement of worn out or defaced certificate

2.6

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any , as they think fit,

(a)

Order the certificate to be cancelled, and

(b)

Issue a replacement share certificate.

Replacement of lost, stolen or destroyed certificate

2.7

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a)

proof satisfactory to them that the certificate is lost, stolen or destroyed,

(b)

any indemnity the directors consider adequate, and

(c)

such sum, not exceeding the amount permitted by the Business Corporations Act, as the directors may from time to time fix, shall be paid to the Company for each certificate to be issued.

Splitting share certificates

2.8

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request

PART 3 - ISSUE OF SHARES

Directors authorized to issue shares

3.1

The Directors may, subject to the Business Corporations Act , the Notice of Articles and these articles and the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

Company need not recognize unregistered interests

3.2

Except as required by law or these articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 - SHARE TRANSFERS

Central Securities Register

4.1

The Company shall maintain in British Columbia a central securities register on and subject to the requirements of the Business Corporations Act, provided that the Directors may also appoint one or more agents to maintain the central securities register or to act as transfer agent for one or more class or series of its shares, as the case may be on such terms and conditions as the directors, in their absolute discretion, may determine.

Recording or registering transfer

4.2

A transfer of a share of the Company must not be recorded or registered

(a)

unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b)

if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

Form of instrument of transfer

4.3

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

Signing of instrument of transfer

8

4.4

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a)

in the name of the person named as transferee in that instrument of transfer, or

(b)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

Transfer fee

4.5

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

Certificate as evidence of title

4.6

Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

Documents for transmission

4.7

In the case of the death of a shareholder, the survivors where the deceased was a joint registered holder, and the personal representatives of the deceased where he was the sole registered holder, shall be the only persons recognized by the Company as having any title to the deceased’s interest in the shares registered in his name.  Before recognizing any personal representative, the directors may require him to deliver to the Company the documents required by the Business Corporations Act and such other evidence as the directors may require of the personal representative’s appointment, including a grant of probate, letters of administration or other similar documentation from the jurisdiction in which the shares are to be transferred, and of the payment or satisfaction of all taxes, duties, fees and other similar assessments payable to any governmental authority of any applicable jurisdiction with respect to the shares arising out of the shareholder’s death.

PART 5 – PURCHASE OF SHARES

Company authorized to purchase shares

5.1

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by resolution of the directors and in compliance with the Business Corporations Act, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution, or redeem any of its shares which have a right of redemption attached to them.  No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

Shares to be redeemed

5.2

If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to the shares of such class or series, decide the manner in which the shares to be redeemed shall be selected, and, subject as aforesaid, need not redeem pro rata.

Cancellation and retention of shares

5.3

Subject to the Business Corporations Act and these articles, any shares purchased or redeemed by the Company, if not cancelled, may be sold or, if cancelled (but still in the Company’s authorized share structure), may be reissued, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon.

PART 6 - ALTERATIONS

Alteration of Authorized Share Structure

6.1

Subject to Article 6.2 and the Business Corporations Act, the Company may by special resolution:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Special Rights and Restrictions

6.2

Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Change of Name

6.3

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

Other Alterations

6.4

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 7 – BORROWING POWERS

Powers of directors

7.1

Subject to the Business Corporations Act, the directors may from time to time on behalf of the Company:

(a)

borrow money in the manner and amount, on such security, or without security, from such sources and on such terms and conditions that they consider appropriate,

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)

mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Signing authority

7.2

Every debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the debt obligation appointed by the Company or under any instrument under which the debt obligation is issued, or by or on behalf of a trustee who certifies it in accordance with a trust indenture, and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such debt obligation to hold at the date of the issue thereof.

PART 8 – GENERAL MEETINGS

Annual general meetings

8.1

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

When annual general meeting is deemed to have been held

8.2

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected, under the Business Corporations Act, in the unanimous resolution.

Requisition for shareholder meetings

8.3

The directors may, whenever they think fit, call a meeting of shareholders.  A general meeting, if requisitioned in accordance with the Business Corporations Act, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Business Corporations Act.

Notice of meeting

8.4

A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Business Corporations Act and in the manner hereinafter in these articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these articles to receive such notice from the Company.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any shareholder shall not invalidate the proceedings at that meeting.  Any such notice of a meeting shall be sent to each director and to each shareholder entitled to attend the meeting, not more than two (2) months prior to the meeting and

(a)

if the Company is a public company, not less than 21 days prior to the meeting, and

(b)

if the Company is not a public company, not less than 10 days prior to the meeting.

Waiver of notice

8.5

All the shareholders of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

Record Date for Notice

8.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)

if and for so long as the Company is a public company, 21 days;

(b)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

8.7

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

8.8

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

Special business

8.9

If a general meeting is to consider special business within the meaning of Article 9.1, the notice of meeting must

(a)

state the general nature of the special business, and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders

(i)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified by the notice, and

(ii)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special business

9.1

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)

at an annual general meeting, all business is special business except for the following:

(i)

business relating to the conduct of, or voting at, the meeting;

(ii)

consideration of any financial statements of the Company presented to the meeting;

(iii)

consideration of any reports of the directors or auditor;

(iv)

the setting or changing of the number of directors;

(v)

the election or appointment of directors;

(vi)

the appointment of an auditor;

(vii)

the setting of the remuneration of an auditor;

(viii)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution.

Special Majority

9.2

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is three quarters of the votes cast on the resolution.

Quorum

9.3

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least one-twentieth of the issued shares entitled to be voted at the meeting.

One shareholder may constitute quorum

9.4

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a)

the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)

that shareholder, present in person or by proxy, may constitute the meeting.

Other persons may attend

9.5

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of quorum

9.6

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

Lack of quorum

9.7

If, within half hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of quorum at succeeding meeting

9.8

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within half hour from the time set for the holding of the meeting, the persons present and being, or representing by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

Chair

9.9

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)

the chair of the board, if any;

(b)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any;

(c)

where so requested by the chair of the board, if any, or, in his absence, the president, if any, the solicitor for the Company; or

(d)

if both the chair of the board, if any, or president, if any, are absent or unwilling to act as chair of the meeting and have not requested the solicitor for the Company to so act, a director selected from among their number by the directors present at the meeting or, if approved by such directors, the solicitor for the Company.

Alternate chair

9.10

If, at any meeting of shareholders, there is no chair of the board or president present within fifteen minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

Adjournments

9.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of adjourned meeting

9.12

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Motion need not be seconded

9.13

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Voting

9.14

Subject to the provisions of the Business Corporations Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one shareholder or proxy holder entitled to vote who is present.  A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

Manner of taking a poll

9.15

Subject to Article 9.16, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i)

at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii)

in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of and passed at the meeting at  which the poll is demanded, and

(c)

the demand for the poll may be withdrawn.

Demand for a poll on adjournment

9.16

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Demand for a poll not to prevent continuation of meeting

9.17

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Poll not available in respect of election of chair

9.18

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Casting of votes on poll

9.19

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Chair must resolve dispute

9.20

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

Chair has no second vote

9.21

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Declaration of result

9.22

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.  Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Company for such period and be subject to such inspection as the Business Corporations Act may provide.

Retention and Destruction of Ballots and Proxies

9.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 10 – VOTES OF SHAREHOLDERS

Voting rights

10.1

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b)

on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

Trustee of shareholder may vote

10.2

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or the directors, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

Votes by joint shareholders

10.3

If there are joint shareholders registered in respect of any share,

(a)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

Trustees as joint shareholders

10.4

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

Representative of a corporate shareholder

10.5

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person as its representative at any meeting of shareholders of the Company, and,

(a)

for that purpose, the instrument appointing a representative must

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, by written instrument, telefax, telegram, telex, electronic mail or any method of transmitting legibly recorded written messages, at least two business days before the day set for the holding of the meeting, or

(ii)

be provided, at the meeting, to the chair of the meeting, and

(b)

if a representative is appointed under this Article,

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Proxy Provisions Do Not Apply to All Companies

10.6

Articles 10.7 to 10.15 (the “Proxy Provisions”) shall apply to the Company while it is not a company which is subject to the Statutory Reporting Company Provisions and is not a public company which is subject to other statutory provisons respecting the matters covered by the Proxy Provisions (“Public Proxy Rules”).  In any other event, the Proxy Provisions shall apply to the Company only to the extent that the Proxy Provisions do not conflict with the Statutory Reporting Company Provisions, if then applicable to the Company, or any Public Proxy Rules which the Company may then be subject to and, in the event of any conflict between the terms of the Statutory Reporting Company Provisions or such Public Proxy Rules, and the Proxy Provisions, the terms of the the Statutory Reporting Company Provisions or such Public Proxy Rules, whichever is applicable, shall prevail.

Appointment of proxy holder

10.7

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, holding more than one share in respect of which he is entitled to vote at a meeting of shareholders of the Company may, by proxy, appoints one or more, but not more than three, proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.  If such a shareholder should appoint more than one proxy holder for the same occasion he shall specify the number of shares each proxy holder shall be entitled to vote.

Alternate proxy holders

10.8

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy holder need not be shareholder

10.9

A proxy holder need not be a shareholder of the Company.

Form of proxy

10.10

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints                         , or failing that person,                         , as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the       day of            , 20   and at any adjournment of that meeting.

Signed this       day of             , 20  .

(Signature of shareholder)

Deposit of proxies

10.11

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, by written instrument, telefax, telegram, telex, electronic mail or any method of transmitting legibly recorded written messages, at least the number of business days specified in the notice, or if no number of days is specified, two business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting.

Revocation of proxies

10.12

Subject to Article 10.14, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

Revocation of proxies must be signed

10.13

An instrument referred to in Article 10.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

Validity of proxy votes

19

10.14

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

Production of evidence of authority to vote

10.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – ELECTION AND REMOVAL OF DIRECTORS

First Directors

11.1

The Company’s first directors shall be the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act.

Number of directors

11.2

The Company must have a board of directors consisting of

(a) subject to paragraph (b), the number of directors that is equal to the number of the Company’s first directors, or

(b) the number of directors set by ordinary resolution of the shareholders, but notwithstanding anything contained in these articles, the number of directors shall never be less than one or, if the Company is or becomes a public company, less than three.

Change in number of directors

11.3

If the number of directors is changed by the shareholders under Article 11.2(b),

(a) the change is effective whether or not previous notice of the resolution was given, and

(b) the shareholders may elect, or appoint by ordinary resolution, the directors needed to fill any vacancies in the board of directors that result from that change.

Election of directors

11.4

At every annual general meeting,

(a) the shareholders entitled to vote at the annual general meeting for the election or appointment of directors must elect a board of directors consisting of the number of directors for the time being fixed under these articles, and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or reappointment.

Consent to be a Director

20

11.5

No election, appointment or designation of an individual as a director is valid unless:

(a)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

Failure to elect or appoint directors

11.6

If the Company fails to hold an annual general meeting in accordance with the Business Corporations Act or fails, at an annual general meeting, to elect or appoint any directors, the directors then in office continue to hold office until the earlier of

(a) the date on which the failure is remedied,

(b) the day on which the next annual general meeting is held, and

(c) the date on which they otherwise cease to hold office under the Business Corporations Act or these articles.

Places of Retiring Directors Not Filled

11.7

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

11.8

Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

11.9

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

Additional directors

11.10

Despite Articles 11.8 and 11.9, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article must not at any time exceed

(a) one third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office, or

(b) in any other case, one third of the number of the current directors who were elected or appointed as directors other than under this Article.

Directors’ acts valid despite vacancy

11.11

An act or proceeding of the directors is not invalid merely because fewer than the number of directors required by Article 11.2 are in office.

Qualification as Director and Share qualification

11.12

A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Business Corporations Act, to become or act as a director.

Remuneration

11.13

The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company (including, if authorized by resolution of the directors in respect of the directors generally, those incurred in attending meetings of the directors or of any committees of the directors) and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company’s business, he may be paid a remuneration to be fixed by the board of directors, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Alternate director

11.14

Any director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Company.  Every such alternate shall be entitled to notice of meetings of the directors and to attend, be counted in the quorum and vote as a director at a meeting at which the person appointing him is not personally present, and, if the alternate is a director in his own right, to be separately counted in the determination of a quorum on behalf of the director or directors he is representing and to have a separate vote on behalf of the director or directors he is representing.  Every such alternate, to the extent not restricted by the instrument appointing him, may sign on behalf of the director or directors who appointed him, resolutions submitted to the directors to be consented to in writing, and shall be deemed to be a director for the purposes of so signing such resolutions.  Save as aforesaid or as expressly otherwise provided in these articles, an alternate director shall not generally have the power to act as a director.  A director may at any time by instrument in writing revoke the appointment of an alternate appointed by him.  The remuneration if any payable to such an alternate director shall be payable out of the remuneration of the director appointing him.  The appointment or revocation of the appointment of an alternate director may be by telefax, telegram, telex, electronic or any method of transmitting legibly recorded written messages delivered to the Company.

Revocation of appointment

11.15

The appointment of an alternate director shall terminate if:

(a) the director who appointed him at any time or by notice to the Company revokes his appointment;

(b) he resigns by notice to the Company;

(c) the director who appointed him ceases for any reason to be a director;

(d) he ceases to hold the qualifications necessary for a director pursuant to the Business Corporations Act; or

(e) the term of his appointment, if any, expires.

Ceasing to be a Director

11.16

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to these Articles.

Removal of Director by Shareholders

11.17

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

11.18

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 POWERS AND DUTIES OF DIRECTORS

Powers of Management

12.1

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

12.2

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 13 – PROCEEDINGS OF DIRECTORS

Meetings of directors

13.1

The Directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

Chair of meetings

13.2

Meetings of directors are to be chaired by

(a)  the chair of the board, if any,

(b)

in the absence of the chair of the board, the president, if any, if the president is a director, or

(c)

any other director chosen by the directors if

(i)

if neither the chairman of the board nor the president, if a director, is present at the meeting within fifteen minutes after the time set for holding the meeting,

(ii)

neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Voting at meetings

13.3

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Who may call extraordinary meetings

13.4

A director may, and the secretary, if any, on request of a director must, call a meeting of the board at any time.

Notice of extraordinary meetings

24

13.5

Subject to Articles 13.6 and 13.7, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b)

by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose, or

(c)

orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of audibly or legibly transmitting messages.

When notice not required

13.6

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.8.

Meeting valid despite failure to give notice

13.7

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

Waiver of notice of meeting

13.8

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.  A waiver as aforesaid may be given by telefax, telegram, telex, electronic mail or other reliable method of transmitting legibly recorded written messages.

Effect of waiver

13.9

After a director files a waiver under Article 13.8 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

Quorum

13.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the number of directors positions then fixed for the Company, whether or not each position is filled.

If only one director

13.11

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

13.12

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent resolution

13.13

A resolution consented to in writing (which resolution may be in counterparts which together shall be deemed to constitute one resolution in writing) whether by document, telefax, telegram, telex, electronic mail or any other reliable method of transmitting legibly recorded written messages provided that the identity of the sender and the valid authorization of the message by the sender can be reasonably verified, by all of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held on the date, expressly or by necessary implication stated thereon to be the effective date of the passage or adoption of the resolution.  In the event of counterparts bearing expressly or by implication different effective dates, then in the absence of a further resolution of the directors in that regard, the date the resolution is passed or adopted shall be deemed to be the latest effective date stated on any counterpart.

PART 14 – COMMITTEES OF DIRECTORS

Appointment of committees

14.1

The directors may, by resolution,

(a)

appoint one or more committees consisting of the director or directors that they consider appropriate,

(b)

delegate to a committee appointed under paragraph (a) any of the directors’ powers, except

(i)

the power to fill vacancies in the board,

(ii)

the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)

the power to appoint or remove officers appointed by the board, and

(c)

make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

Obligations of committee

14.2

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, shall

(a) keep regular minutes of their proceedings and meetings and shall cause them to be recorded in books kept for that purpose,

(b)

report the same to the directors at such times as the directors may from time to time require; and

(c)

conform to any rules or restrictions that the Board may from time to time prescribe.

Powers of board

14.3

The board may, at any time,

(a)

revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b)

terminate the appointment of, or change the membership of, a committee, and

(c)

fill vacancies in a committee.

Committee meetings

14.4

The meetings and proceedings of a committee consisting of more than one member shall be governed by the provisions of these articles regulating the proceedings and meetings of the directors, including

(a)

the members of a directors’ committee may meet and adjourn as they think proper,

(b)

a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within fifteen minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c)

a majority of the members of a directors’ committee constitutes a quorum of the committee, and

(d)

questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

Audit Committee

14.5

If the Company is or becomes a public company, the directors shall appoint an audit committee at such time and consisting of such members of their body as they think fit subject to the Business Corporations Act.  The audit committee shall exercise the powers and perform the functions of an audit committee as described in the Business Corporations Act.  In addition, the directors may delegate to the audit committee any power of the directors (except the power to fill vacancies in the board, the power to change the membership of, or fill vacancies in, any committee of the directors and the power to appoint or remove officers appointed by the directors) which the Board considers advisable, subject to such conditions as may be prescribed by the directors.

PART 15 – OFFICERS

Appointment of officers

15.1

The board may, from time to time, appoint a president, secretary and any other officers that it considers necessary or advisable, and, except where otherwise provided in these Articles, none of the individuals appointed as officers need be a member of the board.

Functions, duties and powers of officers

15.2

The board may, for each officer,

(a)

determine the functions and duties the officer is to perform,

(b)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c)

from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers of the officer.

Qualifications

27

15.3

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

15.4

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

Disclosure of interest

15.5

Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the board the fact and the nature and extent of the conflict.

PART 16 – DISCLOSURE OF INTEREST OF DIRECTORS

Obligation to Account for Profits

16.1

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

Restrictions on Voting by Reason of Interest

16.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Other office of director

16.5

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No disqualification

16.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

Professional services by director or officer

16.7

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

Accountability

16.8

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 - INDEMNIFICATION

Indemnification of directors

17.1

The directors shall cause the Company to indemnify its directors, alternate directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act.

Deemed contract

17.2

Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

Indemnification of Other Persons

17.3

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person

Non-Compliance with Business Corporations Act

17.4

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

Company May Purchase Insurance

29

17.5

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)

is or was a director, alternate director, officer, employee or agent of the Company;

(b)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

PART 18 - DIVIDENDS

Declaration of dividends

18.1

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

No notice required

18.2

The directors need not give notice to any shareholder of any declaration under Article 18.1.

Directors may determine when dividends payable

18.3

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

Record Date

18.4

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

Dividends to be paid in accordance with number of shares

18.5

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Manner of paying dividends

18.6

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets

Dividend bears no interest

18.7

No dividend bears interest against the Company.

Fractional dividends

18.8

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of dividends

18.9

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a)

subject to paragraphs (b) and (c), to the address of the shareholder,

(b)

subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholders whose name stands first on the central securities register in respect of the shares, or

(c)

 to the person and to the address as the shareholders or joint shareholders may direct in writing.

Receipt by joint shareholders

18.10

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Capitalization of Surplus

18.11

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 19 – ACCOUNTING RECORDS

Recording of financial affairs

19.1

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

Inspection of Accounting Records

19.2

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 20 – EXECUTION OF INSTRUMENTS UNDER SEAL

Who may attest seal

20.1

The Company’s seal, if any, must not be impressed on any instrument except when that impression is attested by the signature or signatures of

(a)

any two directors;

(b)

any officer, together with any director,

(c)

if the Company only has one director, that director, or

(d)

any one or more directors or officers or persons as may be determined by resolution of the directors.

Sealing copies

20.2

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

Form of signature

20.3

The signatures of any one or more of the directors and officers of the Company and any persons referred to in Article 20.1 may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company; and any instrument on which the signature of any such person is so reproduced by authorization of the directors shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be, subject to the Business Corporations Act, as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold office (if applicable) at the date of the delivery or issue of such instrument.  The term “instrument” as used in Article 20.1 and this Article 20.3 shall include deeds, mortgage, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligation, certificates of the Company’s shares, bonds, debentures and other securities and debt obligations of the Company, and all paper-writings.

PART 21 - NOTICES

Method of Giving Notice

21.1

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)

mail addressed to the person at the applicable address for that person as follows:

(i)

for a record mailed to a shareholder, the shareholder's registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the mailing address of the intended recipient;

(b)

delivery at the applicable address for that person as follows, addressed to the person:

(i)

for a record delivered to a shareholder, the shareholder's registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the delivery address of the intended recipient;

(c)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)

sending the record by email to the email address provided by the intended recipient for the record or records of that class;

(e)

physical delivery to the intended recipient.

Deemed Receipt of Mailing

21.2

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1(a) is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

Certificate of Sending

21.3

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1(a), prepaid and mailed or otherwise sent as permitted by Article 21.1(a) is conclusive evidence of that fact.

Notice to joint shareholders

21.4

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder whose name stands first on the central securities register in respect of the share.

Notice to trustees

21.5

If a person becomes entitled to a share as a result of the death, bankruptcy or incapacity of a shareholder, the Company may provide a notice, statement, report or other record to that person by

(a)

mailing the record, addressed to that person

(i)

by name, by the title of representative of the deceased or incapacitated shareholder, by the title of the bankrupt shareholder or by any similar description, and

(ii)

at the address, if any, supplied to the Company for that purpose by the person claiming to be so entitled, or

(b)

if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 – RESTRICTION ON SHARE TRANSFER

Application

22.1

Article 22.2 does not apply to the Company if and for so long as it is a public company or a pre-existing company which is subject to the Statutory Reporting Provisions.

Consent required for transfer

22.2

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 23 – PREFERRED SHARES

Rights and restrictions

23.1

The preferred shares of the Company (the “Preferred Shares”) shall have attached thereto the following special rights or restrictions:

(a)

The directors of the Company shall, subject as hereinafter provided, by resolution duly passed before the first issue of the Preferred Shares of any Series, alter the Notice of Articles of the Company to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of such Series and alter the Articles to create, define and attach the preferences, privileges, rights, restrictions, conditions, and limitations to be attached to the Preferred Shares of such Series.

(b)

The Preferred Shares of any Series may have attached thereto preferences, privileges, rights, restrictions, conditions or limitations with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), whether in cash or otherwise, voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, preferences, privileges, rights, restrictions, conditions, or limitations with respect to:

(i)

the redemption or purchase of Preferred Shares by the Company;

(ii)

retraction privileges;

(iii)

sinking funds or funds for the purchase or redemption of Preferred Shares;

(iv)

payment of dividends on any other shares of the Company;

(v)

redemption, purchase or other retirement of any shares of the Company or of any subsidiary of the Company;

(vi)

the exercise by the Company of any right to elect that any one or more dividends are to be paid out of one or more special surplus accounts recognized for tax purposes;

(vii)

subdivision, consolidation or reclassification of any shares of the Company;

(viii)

borrowing by the Company or any subsidiary of the Company;

(ix)

the creation or issue of any debt or equity securities by the Company or any subsidiary of the Company including the issue of any Preferred Shares in addition to the Preferred Shares at any time outstanding;

(x)

reduction of capital by the Company or any subsidiary of the Company;

(xi)

retirement of notes, bonds or debentures or other indebtedness of the Company or any subsidiary of the Company;

(xii)

conduct of the business of the Company or investment of its funds;

(xiii)

meetings of holders of Preferred Shares; and

(xiv)

the right of holders of Preferred Shares to convert or exchange such shares into shares of any class of the Company or into or for any other securities of the Company or into or for shares or securities of any other corporation.

(c)

The holders of Preferred Shares shall be entitled to:

(i)

preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Preferred Shares with respect to payment of dividends;

(ii)

preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Preferred Shares with respect to the repayment of capital; and

(iii)

with respect to each Series such other preferences over the common shares and over any other shares ranking junior to the Preferred Shares in any respect, as are not inconsistent with the provisions of this Part 23 and as may be determined for that Series.

(d)

The Preferred Shares of each Series shall rank ratably with the Preferred Shares of every other Series on the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the company among its shareholders for the purpose of winding-up its affairs.  When fixed cumulative dividends that are due on any Series of Preferred Shares are not paid in full, the shares of all Series of Preferred Shares participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full.

(e)

Subject to such rights relating to the election of directors on a default in payment of dividends as may be attached to any Series of the Preferred Shares by the directors, holders of the Preferred Shares shall not be entitled as such to receive notice of, or to attend or vote at, any general meeting of members of the Company.

(f)

The Company shall not without, but may from time to time with, the authorization of the holders of the Preferred Shares required by the Business Corporations Act, increase the authorized number of Preferred Shares or create any class of shares ranking in priority to or on a parity with the Preferred Shares.

Exhibit 1.7

BRITISH	Ministry of Finance	Mailing Address:	Location:
COLUMBIA	Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	PO BOX 9432 Stn Prov Gov't Victoria, BC V8W 9V3	2nd Floor - 940 Blanshard St. Victoria, BC 250 356-8626

NOTICE OF ARTICLES

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 13, 2005 11:55 AM Pacific Time Incorporation Number: BC0077212 Recognition Date: Incorporated on December 15, 1967

NOTICE OF ARTICLES

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

DAHL, PETER J.

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

AUTHORIZED SHARE STRUCTURE

1.  No Maximum

COMMON Shares

Without Par Value

Without Special Rights or

Restrictions attached

------------------------------------------------------------------------------------------------------------------------------------------------------------------

2.  No Maximum

PREFERRED Shares

Without Par Value

With Special Rights or

Restrictions attached

------------------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 4.3

English Translation of the Spanish Contract

UNILATERAL OPTION CONTRACT

MINERA SAMEX CHILE S.A.

AND

COMPAÑIA MINERA SAN ESTEBAN PRIMERA SOCIEDAD ANONIMA

In Santiago de Chile, on June twenty nine of the year two thousand and five, before me, EDUARDO AVELLO-CONCHA, Notary Public and Title Holder to the Twenty-Seventh Notary’s Office of Santiago, with place of business at Orrego Luco street number zero one hundred and fifty three, District of Providencia, the following parties appear, as of one part: Mr. Alejandro Bohn-Berenguer, Chilean, married, business administrator, national identity card number nine million nine hundred and six thousand seven hundred and sixty dash eight and Mr. Marcelo Armando Kemeny-Fuller  Chilean, married, mechanic engineer, national identity card  and Tax Payer number (“RUT”) six million four hundred and sixty thousand and fifty eight dash three, both in representation, as it shall be accredited, of  COMPAÑIA MINERA SAN ESTEBAN PRIMERA SOCIEDAD ANONIMA, a Chilean corporation engaged in the line of business of its denomination, RUT number seventy nine million seven hundred and eighty five thousand  three hundred and ninety dash nine, both domiciled in this city at Fidel Oteíza street number nineteen hundred and twenty one, suite eight hundred and six, District of Providencia, Santiago (hereinafter indistinctly named “SAN ESTEBAN” or the “Offerer”) and on the other part, Mr. Francisco Vergara-Irarrázaval, Chilean, married, lawyer, identification card number six million sixty three thousand five hundred and forty eight dash K, in representation, as it shall be accredited, of MINERA SAMEX CHILE S.A. a Chilean corporation engaged in the line of business of its denomination, RUT number ninety nine million five hundred and two thousand seven hundred and seventy dash four, both domiciled in this city, at number two thousand nine hundred and thirty nine Avenida Isidora Goyenechea, Suite seven hundred and four, District of Las Condes, Santiago, hereinafter named “SAMEX” or  the “Beneficiary”, the appearing parties are of age and have accredited their identity with the above referred cards and Witnesseth:  CLAUSE ONE.  Mining Concessions and Previous Representations by the Offerer: ONE) By means of the present act and instrument, SAN ESTEBAN represents that as of the date hereof it is the owner of a one hundred per cent of the mining concessions for exploitation located in La  Sierra Algarrobito, Cerro El Cinchado, district and Province of Copiapó, Third Region, as specified below: (i) La Socialista Uno, Dos, Tres, Cuatro, Cinco, Siete, Ocho, Nueve, Diez, Doce, Trece, Catorce, Quince, Dieciséis, Diecisiete, Dieciocho, Diecinueve y Veinte”, national roll of Mining Concessions number zero three two zero one one zero one two dash two,  covering a total area of ninety hectares, whose survey act is recorded in folio ninety nine overleaf number fifty eight of the Property Registry kept by the Mining Registrar of Copiapó corresponding to the year nineteen hundred and fifty six. Its legal title is recorded in folio two hundred and fifty one number ninety of the Property Registry kept by the Mining Registrar of Copiapó corresponding to the year nineteen hundred and eighty eight; and (ii) “La Socialista Once”, national roll of mining concessions number zero three two zero one one zero one two dash two,  covering a total area of five hectares, whose survey act is recorded in folio ninety nine overleaf number fifty eight of the Property Registry kept by the Mining Registrar of Copiapó, corresponding to the year nineteen hundred and fifty six. Its legal title is recorded in folio two hundred and fifty three number ninety two of the Property Registry kept by the Mining Registrar of Copiapó corresponding to the year nineteen hundred and eighty eight.  TWO)  In turn, by means of the present act and instrument, SAN ESTEBAN declares in good faith and to its faithful knowledge and understanding, that the mining concessions on exploitation specified in  above number One of the present clause (hereinafter referred to as the “Mining Concessions”), (a) are  currently in effect, being located in open and non-cultivated grounds of the District of Copiapó, Province of Copiapó, Third Region;  (b)  The Offerer has had and has an exclusive and justified dominion over them and the properties are not superimposed on the same ground by the right of any third party that could qualify said third party to explore or to exploit any substance susceptible of a mining concession; (c) The mining concessions were acquired at a  fair title, in good faith , according to the law, the regulations and other applicable rules; all transfers on dominion thereof have been legally  effected and nobody could  claim on a sound basis  any rights thereon or denounce any defects; (d) The properties are free from any mortgages, encumbrances, prohibitions, promises and options of any nature, from lessees and occupants at any title; (e) As of the time of their constitution, the pertinent mining patents have been paid in due course and form, and according to the corresponding amounts; (f) There is no pending lawsuit  that, in what concerns the Mining Concessions the Offerer is a party or  intervenes as a third party; furthermore, no pending judicial actions are known that could affect the Mining Concessions, nor are there any pending judicial actions that, by being pending, affect or could affect the dominion of the Offerer in respect of the Mining Concessions; (g) No other Mining Concessions exist or are known, being duly constituted or under processing, belonging to the Offerer and/or related persons (it being understood as such for all the effects of the present Contract, those referred to in article one hundred of Law number eighteen thousand and forty five, on the Stock Market), which are in effect in the area covered by said mining properties; (h) The Mining Concessions have been duly recorded in the Inventory of mining concessions kept by the Servicio Nacional de Geología y Minería.  The parties leave on record that the circumstances and facts stated by the Offerer in the preceding representations have been determinant   in order that SAN ESTEBAN and SAMEX enter into the present contract. Likewise, and in what concerns the Beneficiary, the truthfulness and effectiveness of said representations shall be determinant toward the future subscription of the proposed purchase and sale contract. CLAUSE TWO: Purchase Option. By virtue of the present instrument, the Offerer definitively and irrevocably offers and is unilaterally bound to sell, assign and transfer to SAMEX, according to the terms of article one hundred and sixty nine, final paragaph, of the Mining Code, the dominion of the mining properties specified in above Clause One, (hereinafter and jointly denominated the “Mining Concessions”, in the form, conditions and modus operandi stipulated in the following clauses. SAMEX, being duly represented, hereby accepts the option referred to, in the terms of article one hundred and sixty nine of the Mining Code, and reserves for itself the faculty to accept or reject the offer, in the form, conditions and modus operandi stipulated in the present instrument. Two. Two. The Beneficiary of the option or its assignees or successors can freely accept or reject the offer on purchase of the dominion of the Mining Concessions within the term indicated in number Two. Three of this clause; a condition to this effect is that the Beneficiary has fully and timely paid  all the installments indicated in letters (a) to (d), both inclusive, of paragraph A) of Clause Three of this instrument, being entitled to pay in the same act on acceptance of the irrevocable offer the installments among those previously indicated that have not become due on the date of such acceptance. Two. Three.  In the event that SAMEX decides to enter into the proposed contract, said decision should be expressed by means of a public deed, at any time within the term commencing with the subscription of the present option contract and expiring on the non-extinctive term of  fifteen days following December twenty of the year two thousand and six.  Two. Four.  The exercise of the option, if so freely decided by SAMEX, shall expire by midnight on the last day of the non- extinctive term of fifteen working days subsequent to December twenty of the year two thousand and six. Accordingly,  at any moment prior to the expiry of said term, SAMEX or the party that succeeds it in its rights, provided it is up to date in the payments referred to in letters (b) to (d), both inclusive, of paragraph A), of the following Clause Three, shall be entitled to express its decision to enter into the purchase and sale operation, in which case it should only pay the balance of the fixed portion of the price then outstanding, after charging the sums already paid, pursuant to Clause Three of this Contract.  In the event that SAMEX or the party that succeeds it in its rights does not express its intention within the stipulated term, it shall be understood that the latter does not wish to persevere in the operation and the option shall consequently be cancelled. Payment of the sums stipulated for the fixed portion of the price which are pending payment at the time the option is exercised should be made either directly to the Offerer or if it is not possible to proceed in this way, by leaving in the hands of the Notary in whose presence the deed on acceptance of the offer is executed, a bank draft issued in favour of the Offerer with instructions   given to said Notary to deliver this document to the Offerer upon the latter accrediting the recording of the Mining Concessions in favour of the Beneficiary, free of any encumbrance, prohibition, attachment or litigation. Two. Five. The acceptance of the offer should be expressed within the above mentioned term by means of a public deed executed before the authorizing Notary or the person who replaces or acts as alternate in the Notary’s Office;  a copy of said deed together with copy of the payment instructions in respect of any pending balance of the fixed portion of the price as of the date of exercise of the option, as already indicated, should be sent to the Offerer to the domicile above indicated in the appearance to this instrument, by means of a registered letter on the working day following execution thereof. In such case, the Mining Registrar of Copiapó, having at sight the authorized copy of the present deed and the authenticated copy of the deed on acceptance executed by SAMEX – or by the party succeeding same    as beneficiary or assignee of the option shall proceed to record the Mining Concessions dominion in favor of SAMEX or, as the case may be, to the name of its successors or assignees, pursuant to the provisions of the final paragraph of article one hundred and sixty nine of the Mining Code. Likewise, by the sole merit of the deeds above referred to and at the request of a bearer of same, the Mining Registrar of Copiapó shall proceed to release and cancel the prohibitions and limitations established hereunder in favor of the Beneficiary of the option and to make the pertinent release annotations on the margin of the recording of this option made in the relevant Registries of said Mining Registrar.  Two. Six.  In the event that due to any cause or reason SAMEX does not exercise the purchase option of the Mining concessions being the subject matter of this Contract, any sum already paid to the Offerer on account of the price of the offered purchase and sale shall inure to the benefit of the Offerer by way of an advanced and single indemnity for any damage that the non-exercise of the option could cause for the latter party.  CLAUSE THREE.  Price of the Offered Purchase and Sale.  The price of the offered purchase and sale is made up by a fixed portion and a variable portion, as follows:  A) Fixed Portion (“FP”) It shall be the equivalent of two hundred thousand dollars of the United States of America, which have been paid, are paid and shall be paid in the form and on the dates indicated below. (a) The sum of forty three million four hundred and ninety two thousand five hundred pesos, equivalent to seventy five thousand dollars,  which is paid in this act and Offerer declares to receive to its entire satisfaction; (b) With the sum of twenty five thousand dollars, in its equivalent in local currency, payable at six months counted from the signature of this instrument, i.e. at the latest on December twenty of the year two thousand and five; (c) With the sum of fifty thousand dollars, equivalent in local currency, payable at nine months from the signature of this instrument, i.e. at the latest on March twenty, two thousand and six; (d) With the sum of fifty thousand dollars, equivalent in local currency payable at eighteen months from the signature of this instrument, i.e. at the latest on December twenty, two thousand and six. Payment of the above mentioned installments, except for the amount paid in this act, shall be optional for SAMEX and in no case compulsory, except if SAMEX wishes to persevere in this Contract, in which case it should pay each installment in full on the corresponding dates, in order to maintain in effect the optional right assisting to SAMEX in respect of the time lapsed until  maturity of the next installment. It is expressly left on record that the above mentioned price, which amounts to the equivalent in local currency of two hundred thousand dollars in total shall be the sole and exclusive payment that Offerer is entitled to under the present contract and of  the proposed purchase and sale, in the event that SAMEX eventually expresses its acceptance to exercise the granted option. Moreover, said price includes – and it comprises – any and all payment, retribution or consideration that could correspond to the Offerer by reason or as a consequence of the option and/or the eventual purchase and sale and transfer of dominion of the Mining Concessions to the name of SAMEX, either by concept of or by way of option premium, of payment of the purchase of all the Mining Concessions or any other concept, so that the Offerer shall not be entitled to claim any addition to said price by virtue of the present  purchase  option  contract or of the purchase and sale at the time of acceptance thereof by SAMEX, with the sole exception of the eventual payment of the royalty that by concept of price markup Offerer shall be entitled to, as indicated in the following paragraph B).  The parties expressly leave on record that the above mentioned price amounting to the equivalent in local currency of two hundred thousand dollars in total shall be understood to be distributed by equal parts between each of the Mining Concessions being the subject matter of the present Contract.  B) Variable Portion:  One. In the event that SAMEX has exercised the offered  Purchase Option and has acquired the dominion of the Mining Concessions specified in Clause One of this instrument and that the Commercial Exploitation of said Mining Concessions commences, subject to the compliance with the conditions mentioned in the following numbers, SAMEX shall pay to the Offerer the Variable Portion of the Price (“PV”) and subsequently to the “commencement of the Commercial Exploitation”, in the form of a royalty equivalent to one point five per cent, which shall be determined by the production of copper or other payable metal  that is economically recoverable, and by the production of gold and silver or other payable metal economically recoverable,  which SAMEX effectively receives by concept of the products recovered from the ores extracted from the Mining Concessions; to the sole effects of the present clauses, said concessions shall be hereinafter denominated as the “Acquired Mining Properties”.  ONE)  As “Net Smelter Returns or “NSR” is shall be understood the revenue obtained by SAMEX on the part of any independent refining plant, smelter or other final purchaser by concept of the treatment, sale and/or another form of disposition or transfer of the ores, concentrates, precipitates, cathodes, ingots and/or ores, hereinafter the “Products” that have been exploited and extracted from the Acquired Mining Properties; from said revenue the following charges and costs shall be successively deduced, without any duplication:  (a) transportation charges and costs of the Products, regardless of the carrier, from the Acquired Mining Properties, up to a smelter, refining plant or other final purchaser inside the territory of the Republic of Chile and excluding freight charges involved in their shipment abroad; (b) all charges, deductions and fines by concept of smelting, refining and/or similar treatment of the Products that are directly and only related to the ore; and (c) government royalties and any other present or future taxes levied on the sale, consumption, production, import, export, extraction, ad valorem, goods, service and other taxes affecting the Products except for the income tax, if said charges are based on the production of the Products or are paid out of the net or gross profits received or are otherwise introduced as deductions therefrom.  TWO) The above defined royalty shall be paid to the Offerer on quarterly basis; the first payments shall be due at the end of the quarters in which SAMEX has proceeded to commence the Commercial Production, as indicated below, and its value shall be determined and liquidated pursuant to the following provisions.  As “Commercial Exploitation” it is understood the production and shipment of

Products obtained from the Acquired Mining Properties at any time after the date of Commencement of the Commercial Exploitation according to commercial, steady and regular  conditions  to the effect of producing revenues; to this effect, it is not considered as Commercial Exploitation the bulk sampling or pilot plant operations, the ore grinding processes associated to their bulk sampling or the pilot plant operation; the shipments of Products for test purposes and any shipment of Products whose object is to perform studies on ore evaluation;  all of the preceding operations being up to a ceiling of 5,000 tons in total. THREE) In order to determine the Net Smelter Return, the Offerer hereby recognizes and accepts: (a) that SAMEX shall be entitled to market and sell or to abstain from selling the Products to third parties in any of the forms that could be chosen, including the sale of ore and silver to the commodities market; (b) that SAMEX  shall be entitled to make forward sales, to enter into futures contracts or commodity options and to agree on price hedging, price protection and other similar marketing arrangements that could eventually affect the possible delivery of the Products and furthermore, that in respect thereto, the Offerer shall not be entitled to participate in any profits originating by this concept nor shall be bound to share the losses generated by said activities. Without prejudice to the foregoing, in the event that said acts, contracts or agreements mean an effective profit or loss for SAMEX through the receipt of the price of products recovered from ores extracted from the Acquired Mining Properties, as compared with the  market price of the respective  ore, SAMEX shall be bound to calculate the NSR applicable to the respective quarters, according to the market value of the extracted ore; it shall be understood as such, the value corresponding to the average quotation for the metal involved made by the London Metal Exchange; (c) That if the Products are melted or refined by SAMEX or by a third person that is a SAMEX non-related person, according to the terms of article one hundred of the Stock Market Law, it shall be deemed to these effects that the Products have been sold or melted and/or refined, as is the case, at the average net value that other buyers or smelting or refining plants are generally willing to pay for melting and/or refining in the market for products of similar grades and quality, on the same date of the sale, smelting and/or refining of the Products, according to the rates  published by the  Empresa Nacional de Minería (ENAMI) for the same service; (d) That if SAMEX uses its own equipment or else leases or uses equipment belonging to a related person in order to transport the Products, the transportation costs of the Products shall not exceed the rates quoted by other reliable and competent carriers who have the capacity and are willing to transport said Products, and (e) That if SAMEX markets or sells the Products through a related person, the costs and charges stipulated in item One) of this clause shall not exceed those that a non-related person usually charges for performing similar services in the mining industry. FOUR)  SAMEX  shall keep adequate accounting books and registries and vouchers      in support of all pertinent matters for calculation of the royalty and other documents that permit their reasonable verification.  The Net Smelter Returns or Revenues shall be calculated at the end of each calendar quarter based on revenues received from the production of the Products within that period and thereafter at the end of each subsequent calendar quarter during which revenues are received. The royalty shall be calculated in the form already indicated. The royalty existing during a respective production quarter shall be liquidated and paid by SAMEX within the initial thirty days of the following calendar quarter. Upon payment of the royalty for a respective quarter, a “Royalty Quarterly Report” shall be accompanied, that shall include all matters pertaining to the calculation and reasonable verification of the Royalty for the quarter whose payment is then effected. To supplement the foregoing, SAMEX shall prepare on yearly basis a “Royalty Annual Balance” that shall summarize the payments disbursed during the quarters of the calendar year under liquidation, which shall in turn be supported by a “Royalty Annual Report”. The latter document shall gather all necessary and sufficient background data and documents to determine jointly with the origin of the Products, the value corresponding to the royalty in the ending calendar year. Upon completion of a calendar year of production, SAMEX shall send to the Offerer the Royalty Annual Balance and the Royalty Annual Report. Once SAMEX has sent the Royalty Annual Balance and the Royalty Annual Report, the Offerer shall have a deadline of thirty calendar days to object them, and Offerer shall so inform to SAMEX in writing within the above mentioned term. In the absence of said objections, it shall be understood that the Offerer has definitively and fully approved the Royalty  Annual Report and therefore, that it has expressed its acceptance and conformity in respect of the Royalty Annual Balance as well as of all and each of the Royalty payments disbursed in the quarters of the production year under liquidation. However, and in the event that Offerer has objected the Royalty Annual Report and such objections have been made in writing within the stipulated term, SAMEX and the Offerer shall have a term of sixty additional calendar days to definitely settle the objection or controversy involved.  Were this the case, the Offerer shall be entitled to examine documents in addition to those submitted together with the objected  Royalty Annual Report, provided the audit is performed to the account and charge of the Offerer by persons previously authorized by SAMEX, and in respect of documents that strictly relate to the Royalty Annual Balance and/or the Royalty Annual Report for the objected period.  If eventually, and as a result of such audit, a difference would exist between the value paid by concept of Royalty for a given quarter compared with the amount that should effectively be paid, such difference shall be paid by SAMEX within the initial thirty days  counted from the audit completion, so that  the audit has credibly determined such difference, or else within the initial thirty days from the agreement or arbitration decision that puts and end to the instance in which the objection to the Royalty Annual Report has been discussed. FIVE) The Offerer  shall be entitled to the royalty for a period of up to thirty years counted from the date of the present Contract – and shall therefore end on December thirty one of the year two thousand and thirty five – or for the duration of the Commercial Exploitation of the Acquired Mining Concessions, whichever is first.  SIX) As of this date and by means of the present instrument, the Offerer hereby irrevocably offers and  unilaterally commits itself to sell, assign and transfer to  SAMEX the royalty agreed upon in the present clause, which is the sole and exclusive right that SAMEX   can exercise at any moment from the date on which it has accepted the offered purchase and sale operation and has thereby acquired the dominion of the Mining Concessions specified in Clause One of this instrument.  In the event that  SAMEX has acquired the dominion of the Mining Concessions and has decided to effect the purchase of the offered Royalty, such decision should be informed in writing to the Offerer, in order that subsequently, and within the next sixty days counted from the date of dispatch of said communication, the public deed is subscribed whereby the sale, assignment and transfer of the Royalty proposed by the Offerer in the present act and instrument is finally perfected.  To the effects of the foregoing, the parties hereby agree that the sole and total price of the purchase and sale of Offerer’s Royalty shall be one million dollars of the United States of America, in its equivalent in local currency, which amount shall be paid by means of a bank draft issued to the name of COMPAÑIA MINERA SAN ESTEBAN PRIMERA SOCIEDAD ANONIMA, according to the exchange rate for the “Observed Dollar” prevailing on the date of payment. Said price shall be in full, without any deduction whatsoever of the sums paid to Offerer on account of the Royalty.  The public deed whereby the above mentioned purchase and sale shall be formalized shall be executed before the Notary Public of Santiago who executes the present deed or by his alternate or successor. SEVEN)  Moreover, the parties hereby leave on record that the offer made by the Offerer  to sell, assign and transfer to SAMEX the Royalty agreed upon in the present clause according to the above stipulated terms and conditions is a sole, exclusive and preferential right of SAMEX; therefore, during the life of the present contract  and of   the  offered purchase and

sale, the Offerer shall be unable to sell, assign and transfer to third parties and/or to related persons and/or their respective shareholders, the whole or part of the Royalty owned by it. Without prejudice to the foregoing, in the event that Offerer wishes to sell in full or in part the Net Smelter Return stipulated in this Clause Three to a third party, it shall communicate this fact to SAMEX, its assignees or successors, indicating the price at which Offerer is willing to sell This first takeover bid shall remain irrevocable for a period of thirty days. If SAMEX declines this option or does not formulate a counter-offer, the Offerer shall be entitled to sell the Net Smelter Return to the third party at the originally offered price, which sale should be formalized within a term of thirty days and SAMEX shall thereby be bound to release the prohibition stipulated in Clause Ten at the mere request of the Offerer to this sole effect. In any case, the buyer of the Net Smelter Return shall be bound to maintain in force the purchase option of SAMEX, as provided for in this Clause Three, number Six, a fact that should be duly left on record in the respective assignment contract..   Likewise, the parties leave on record that, in the event this Contract terminates pursuant to Clause Five of the present instrument, the sole, exclusive and preferential right of SAMEX to acquire said Royalty from the Offerer shall terminate   according to law and shall cease to produce legal effects from the very instant of  the termination of the present Contract;  consequently, and without prejudice to the stipulations in the following paragraphs Thirteen. Three of Clause Thirteen and in Clause Five SAMEX shall not be bound before the Offerer to make payments or indemnities of any nature whatsoever due to  damages resulting from a contractual breach, loss of profit or damages of any nature, either material or eventual, present or future, which the Offerer could have experienced by reason of this number, or by any other reason related thereto,  and shall have no obligation  to make any additional payment.  CLAUSE FOUR:  Rate of Exchange. To all payment effects of the sums stipulated in this instrument, the equivalence of the dollar to the peso shall be that indicated by the Central Bank of Chile for the “observed dollar” prevailing on the working day prior to any day of payment referred to in this Contract. If said exchange rate does not exist, the dollar equivalence shall be determined according to the exchange rate that replaces same or that best reflects the parity of exchange between the US dollar and the Chilean peso. CLAUSE FIVE:  Waiver to Exercise the Option. The irrevocable purchase and sale option above formulated shall be ipso facto effectiveless in the following cases:  One) If SAMEX does not express its willingness to accept the offered purchase and sale contract at the price and within the term stipulated in section Two.Three of Clause Two; in which case, once said term has expired, it shall be understood that the option has been waived and that the present contract is terminated; Two) If SAMEX does not pay in full within the terms stipulated in letters (b) to (d), paragraph A) of the preceding Clause Three, any of the installments of the balance of price provided for in such section or clause, and the Offerer advised to SAMEX in writing the situation of non-payment of said installment, and if same is not paid within a term of fifteen days counted from the date of receipt of said notice by SAMEX;  once this term has expired, it shall be understood that the option has been waived and the present contract is terminated; in any case, the outstanding installment shall be callable by Offerer, and said installment should be paid by SAMEX within the term of five days counted from the date of termination of the contract, and Three) if by means of a public deed  SAMEX does not expressly state its decision not to persevere in the Option Contract and delivers a copy of said deed to the Offerer, within an advance term of at least thirty days to the date of maturity of the corresponding installment, of those specified in letters (b) to (d) of paragraph A) of the preceding Clause three;  once this advance term becomes due, it shall be understood that the respective installment has been accrued and that it should be paid by SAMEX within the term of five days counted from the Contract termination date. In any of the preceding cases, SAMEX hereby waives to request the return of any amount of money it has paid to the Offerer as part of the price, and said amounts shall inure to the benefit of the latter sums by way of indemnity for damages, as previously agreed upon.  Likewise, the parties declare that there is no obligation on the part of SAMEX to pay to the Offerer  the sums indicated in letters (b) to (d), both inclusive, of paragraph A) of above Clause Three, that could remain at the moment of the waiver, nor any other sum.  Also, in any of the cases  referred to in the present clause, the immediate release of all encumbrances established by reason of this contract shall proceed, and the sole requirement shall be to produce to the respective Mining Registrar a certificate of the authorizing Notary of this deed, whereby it is accredited that the terms stipulated have lapsed, and that SAMEX has not accepted the offer and exercised the option  or any of the installments of the option agreed option per Clause Three has not been paid, or else the public deed covering the corresponding declaration.  CLAUSE SIX:: Defense, Payment of Patents and Processing.  Except for the compliance with the obligation of payment of mining rights corresponding to SAMEX,  during the life of the present Contract the Offerer should adopt all judicial and extra-judicial necessary measures to maintain duly constituted and effective the Mining Concessions specified in this deed and to defend said Mining Concessions and the ores contained therein against any third parties pretension; Offerer should inform in writing to SAMEX of any action or legal appeal filed to safeguard said concessions and /or the ores they contain and from any action or legal appeal filed by third parties to claim or pretend any rights over said mining properties and/or the ores contained therein, within the seven days subsequent to the filing of the former or the receipt of the notice, in case of the second. While the present Contract is in effect, SAMEX or the party designated by it can intervene as a third party supporting of one party, in the defense of litigations or lawsuits relating to the mining properties referred to hereunder. During the life of the present Contract, all expenses covering payment of mining patents shall be borne by SAMEX and should be paid in March of each year; the Offerer should be delivered in the month of April of each year the vouchers accrediting said payment. If necessary, SAMEX shall request the Offerer the original payment vouchers covering patents for any required legal arrangement. CLAUSE SEVEN:  Assignment of the Contract. The Beneficiary shall be empowered to assign its rights in the present Sale Unilateral Option Contract or to transfer, become associated or in any form dispose  of all or part of its rights in this Contract to a third party, provided the involved assignee declares in the contract serving as a title of its acquisition, that assignee shall comply with the same and all obligations assumed by the assignor by virtue of the present Contract, in the same terms and as if the Contract had been entered into by the assignee and it shall commit itself to impose the same obligations to any subsequent assignee. The Offerer cannot refuse to concur in the public deed on assignment of the present Contract, except for the existence of a justified reason.  CLAUSE EIGHT:  Form of the Sale and Title Clearance. The Mining Concessions are sold as a specified item, in the condition they currently are found, with all their uses, usages, rights and active and passive easements, free from mortgages, encumbrances, prohibitions, litigations, attachments, purchase contracts of ores found in situ, leases or any other kind of acts or contracts, encumbrances, real and personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions specified in Clause One. The Offerer shall be accountable for the title clearance pursuant to the law. Also, and in the event that the option is exercised by SAMEX or the assignee on whom the rights hereunder have been transferred to, in the terms set forth in the above Clause Seven, the Offerer expressly waives the nullifying action that 0originates in its favour  as a consequence of non-fulfillment of payments by concept of production stipulated in above Clause Three letter (b), maintaining Offerer the pertinent judicial actions to demand enforcement of payment of this obligation  plus the corresponding legal interests and the collection of any other cost associated to said action. CLAUSE NINE:  Exclusive Exploration Right.  (ONE)    As of this date and while the Beneficiary maintains

its optional right in force, SAMEX shall have the possession of the Property and the exclusive right to undertake in it all kind of reconnaissance and geological prospection works, such as trenches, pits, drifts, geophysical, geochemical works, magnetometry, all kind of borings and, in general, all the necessary exploratory works conducive to  complete a qualitative and quantitative evaluation of the mineral resources that could exist in the Mining Concessions; the Offerer shall hereby be bound  from then on to  grant all kind of facilities in order that the Beneficiary  performs the above mentioned works and research.   (TWO)  For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the Mining Concessions under its exclusive  responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all type of camps that are necessary for the welfare of the personnel collaborating in said  duties. To these effects, Offerer leaves on record that at present no installations or camps belonging to it or to third parties exist in the Mining Concessions. (THREE)  Bearing in mind the provisions in above numbers ONE) and  TWO), as of the date hereof and while the Beneficiary maintains in effect its option right, SAMEX shall be fully and totally responsible in respect of the works to be performed in the Mining Concessions, and shall release the Offerer from any contractual or/or extra-contractual liability whether direct or indirect that pertains to said works, including, only by way of illustration, environmental damages, infringement of safety regulations and performance of the  mining works, responsibilities of a labor, social security and  safety nature as well as work accidents and, in general, any responsibility regardless of its nature, pertaining to the activities undertaken in the Mining Concessions. (FOUR) As of this date and during the life of this contract, the Offerer commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the Mining Concessions. CLAUSE TEN: Prohibitions. The Offerer, being duly represented, hereby establishes in favor of SAMEX the  voluntary prohibition not to encumber or dispose of,  nor to enter into acts or contracts in respect of the  Mining Concessions specified in Clause One of this Contract  as well as the SAMEX option right stipulated in Clause Three, without the prior, express and written consent of SAMEX, whose recording with the Registry of Prohibitions kept by the respective Mining Registrar can be required by the bearer of an authorized copy of this deed. The preceding is without prejudice to the recording of the present Contract with the Registry of Mortgages and Encumbrances, by virtue of the provisions of article one hundred and sixty nine of the Mining Code. CLAUSE ELEVEN: Confidentiality.  Prior to the entering into of the purchase and sale operation according to the terms indicated in this contract, the parties commit themselves to use their best efforts in order to maintain in confidential form, with respect to third parties, the results of the activities referred to in Clause Eight of this instrument, either directly or through their respective executives, directors, personnel, contractors, subcontractors and agents. The parties shall not publicly inform  the results of the exploration without the prior written approval of the other party, unless and to the extent this is necessary to comply with the laws or regulations or the rules of any Commodity Exchange that are applicable to the parties, their subsidiaries, controllers or that pertain to State agencies who are in charge of exercising directly or indirectly the control of activities performed by the parties, or if such information is relevant for obtaining financing for these activities, either in the form of loans, capital contributions or any other. In any case, this clause shall not prevent SAMEX from delivering the information required to its shareholders, participating potential joint ventures, financial institutions, Stock Exchanges and other regulatory bodies, pursuant to the rules of the Canadian and the United States of America legislations.  CLAUSE TWELVE:  Permits. Twelve. One. The Offerer hereby confers sufficient power of attorney to SAMEX and its representative, Mr. Francisco Vergara-Irarrázaval, in order that in the name and representation of the Offerer they are empowered to process and obtain to their exclusive cost and charge the permits that in compliance with the legal provisions or because they are necessary to undertake the development of the exploratory works, they should apply for, whether according to the mining, environmental or any other legislation. The Offerer specially confers power of attorney to request the change of use of the soil and to process mining easements that should be established in favour of the properties.  In any case, SAMEX shall report in writing the need of to procure said permits prior to filing application in respect thereto, and the Offerer is entitled to object such application for well founded reasons. If nothing is communicated in writing within a term of five working days from the receipt of said communication in the Offerer offices, it shall be understood that the latter shall not exercise such opposition. Twelve. Two.  In the event the purchase option is rendered effective, all the rights and obligations demanded by the laws to the Offerer by reason of the permits shall be acquired by SAMEX at no cost from the moment the acceptance deed is executed.  CLAUSE THIRTEEN: SAMEX Obligations upon Termination of the Contract.  Thirteen. One. In the event that SAMEX does not exercise the option referred to in this contract, a copy of all the information obtained from the activities referred to in Clause Nine shall be delivered to the Offerer, including exploration drill cores. Also the installations, constructions, improvements, works and other elements located in the superficial area of the Mining Concessions shall remain to the benefit of Offerer, unless they can be removed by SAMEX without their  being damaged or that the tunnels and/or drifts constructed during the exploration are not destroyed. Said removal can be made by SAMEX within the six months subsequent to the date it communicates its decision not to enter into the offered purchase and sale contract or it is understood that it has done so. Thirteen. Two. SAMEX   is hereby bound to deliver the Mining Concessions, works, constructions and in general, its adhered immovable properties and accessories and other furniture and provisions by fully conforming to the environmental and mining safety rules, and especially according to the requirements of the Servicio Nacional de Geología y Minería that permit to qualify that the Mining Concessions are in full and timely compliance with the regulations on mining safety. In any case, once the Mining Concessions have been returned to the Offerer, SAMEX shall become liable for any damage, breach or fact claimed or demanded in respect of the Mining Concessions, provided it is accredited that said events occur as a consequence of the activities performed in the Mining Concessions while SAMEX was undertaking works in them by virtue of the present Contract.  Thirteen. Three.  In the event the Property is not delivered upon termination of the option, in the terms stipulated in above Clause Five, within a term not exceeding sixty days counted from the date of said termination, SAMEX should pay to the Offerer an indemnity equivalent to zero point one per cent of the Fixed Price for each day of delay and until the effective delivery to Offerer’s satisfaction, with a maximum of twenty per cent of the Fixed Price.  CLAUSE FOURTEEN: Release Obligation.  Upon maturity of the option term and in case the option is not exercised, or if SAMEX has not paid in full one of the installments referred to in letters (b) to (d) of paragraph A) of Clause Three, at the simple requirement by Offerer  SAMEX  shall issue within the maximum term of thirty days a public deed whereby all recordings, sub-recordings and annotations made in the registries of the corresponding Mining Registrar shall be released and cancelled as a consequence of this contract or that  relate thereto, including the recording on prohibition referred to in above Clause Ten. The expenses covering the cancellation an release indicated in the present number shall be exclusively charged to SAMEX. Without prejudice to the foregoing and towards the same above mentioned event, SAMEX hereby authorizes and confers a special power of attorney in order that any of its “Authorized Agents”, as these are defined below, should concur in the execution and subscription of the public deed on cancellation and release, whereby it is left on record that this has occurred -  since it has been so verified by SAMEX  – that any of the circumstances that put termination to the present contract have occurred pursuant to this contract.  As “Authorized Agents” it is understood that any of them shall accredit sufficient legal capacity by means of a copy or certificate of effectiveness of his/her powers of attorney, issued by the pertinent Registrar.  CLAUSE FIFTEEN. Domicile of the Parties. To all the effects of the present Contract, especially to the effects of any communication that should be done to execute same, the parties hereby establish their special domicile in the city and district of Santiago de Chile and specifically (a) SAMEX designates its domicile at Isidora Goyenechea two thousand nine hundred and thirty nine, suite seven hundred and four, district of Las Condes, Santiago, Chile,  to the attention of Mr. Francisco Vergara-Irarrázaval, facsimile number three three three eight six three three; (b) the Offerer designates domicile in Fidel Oteíza nineteen hundred and twenty one, suite eight hundred and six, District of Providencia, Santiago, Chile, to the attention of Mr. Alejandro Bohn,  facsimile number two two three eight eight eight zero.  Any requirement, communication or notice that either party should or could make, shall be sent by means of a registered letter addressed through a Notary Public to the above indicated domiciles; it is understood that the requirement, communication or notice is timely effected by the mere fact that the registered letter is sent within the term or opportunity stipulated in this Contract. CLAUSE SIXTEEN: Arbitration. The parties hereby agree that they shall use their best efforts to settle in good faith and in a friendly manner any matter or problem arising from this Contract.  Any difficulty or controversy produced between the parties by reason of the present Contract or pertaining to the application, validity, interpretation, implementation thereof or by any other reason, which is not promptly so settled by the parties, shall be submitted to the decision and award of an arbitrator in a single instance, without the formalities of a lawsuit and whose resolution shall not be the object of any further appeal; the parties hereby waive all such recourses, except for the ultrapetita and complaint appeals.  To these effects, the parties hereby appoint Ms. Laura Novoa-Vásquez and if she could not or were unable to exercise the position, the parties designate as a replacement Mr. Samuel Lira-Ovalle, with the same attributions.  In the event that none of the aforementioned is available, the arbitrator shall be designated by common agreement of the parties that wish to submit a given matter to the arbitrator’s knowledge and solution. In the absence of an agreement between the parties interested in the controversy, the parties hereby confer a special irrevocable power or attorney to the Chamber of Commerce of Santiago A.G., in order that at the written request of any of them, the Chamber designates the arbitrator among the lawyers who are members of the Arbitral body of the Center of Arbitration and Mediation of Santiago.. CLAUSE SEVENTEEN: Expenses. All expenses, rights and taxes caused by the subscription of this Unilateral Purchase and Sale Option Contract and its execution shall be borne by SAMEX. CLAUSE EIGHTEEN: Recording Faculty. The bearer of an authorized copy of this deed is empowered to request and sign all pertinent recordings, sub-recordings and annotations with the Mining Registrar of Copiapó, as well as with any other public pertinent registry, and especially to request and sign the pertinent ones in the Registry of Mortgages and Encumbrances kept by the Mining Registrar of Copiapó in aspects pertaining to this Unilateral Sale Option Contract and the deed on acceptance of mining rights, and in the Registry of Prohibitions and Interdictions kept by same Registrar concerning the prohibition established in this instrument. The legal capacity of Mr. Francisco Vergara-Irarrázaval to act in representation of SAMEX is recorded in the public deed dated October twenty five of the year two thousand and two, executed in the Notary’s Office of Santiago of Mr. Eduardo Avello-Concha, wherein the Minutes of the First Session of the Board of Directors of Minera SAMEX Chile S.A. is recorded, whereby the above referred powers of attorney were conferred on him.  The legal capacity of Mr. Alejandro Bohn-Berenguer and Mr. Marcelo Armando Kemeny-Fuller to act in representation of Cia. Minera San Esteban Primera S.A. is recorded in the public deed dated August 9 of the year two thousand and four, executed in the Notary’s office of Santiago of Mr. Camilo Valenzuela-Riveros.  IN WITNESS WHEREOF, the appearing parties stamp their signature.- A copy was given and the deed was registered in the DIGEST BOOK with the already mentioned number.-  I hereby certify.

“ALEJANDRO BOHN-BERENGUER”

“MARCELO KEMENY-FULLER”

“FRANCISCO VERGARA IRARRAZAVAL”

Exhibit 4.4

405 - 1311 Howe Street Vancouver, BC Canada V6Z 2P3 Tel: 604-691-1730 Fax: 604-691-1761 www.silvercrestmines.com

Mr. Jeffrey Dahl

SAMEX Mining Corp.

301-32920 Ventura Ave.

Abbotsford, B.C. V2S 6J3

November 7, 2005

Dear Jeffrey:

Re: Area of Interest Agreement

Further to our recent discussions, we understand that SAMEX Mining Corp. (“SAMEX”) has been exploring in Chile for approximately five years and has developed a data base of mining properties and certain geological knowledge within an Area of Interest (“AOI’) as setout in the attached Schedule A. SilverCrest Mines Inc. (“SilverCrest”) intends to explore for silver deposits in the AOI and wishes to enter into an agreement with SAMEX to access its data base, technical expertise and established infrastructure in Chile.

We propose that SilverCrest and SAMEX enter into an Area of Interest Agreement (the “Agreement”) whereby SilverCrest and SAMEX will jointly participate in the identification, exploration and development of mining opportunities located in the AOI on the following general terms and conditions. The currency referred to in this Agreement is the US Dollar.

1.0

The term of the Agreement will be 3 years from the date of execution unless extended by mutual agreement.

2.0

SilverCrest will pay $150,000 to SAMEX according to the following schedule:

	Payment	Cumulative
	$	$
Upon Execution of the Agreement	37,500	37,500
First Anniversary	37,500	75,000
Second Anniversary	37,500	112,500
Third anniversary	37,500	150,000

3.0

SAMEX will use its data base and expertise to identify and recommend to SilverCrest a minimum of three properties of merit in each year of the Agreement.  It is recognized by both parties that SAMEX has already fulfilled this condition for the first year of the AOI agreement.

50

4.0

SilverCrest will have 60 days to conduct due diligence on any project or proposal (the “Property”) offered by SAMEX and within 10 days of completing the due diligence SilverCrest will have the right to enter into an Option Agreement with SAMEX on the Property on the following general terms:

4.1

SilverCrest may acquire 51% interest in the Property by expending minimum work commitments and/or acquisition costs totaling $500,000 in the three year period subsequent to the date of execution of the Option Agreement as follows:

Cumulative
By the end of:	$
Year 1	150,000
Year 2	300,000
Year 3	500,000

4.2

Once SilverCrest has earned its 51% interest in any property, it shall have the additional right to increase its interest to 70% by paying $250,000 to SAMEX.  This right must be exercised by written notice to SAMEX given on or before the earlier of 6 months after the date SilverCrest earns its 51% interest or the date SAMEX has spent $125,000 in respect of its 49% interest, which ever comes first.

4.3

SAMEX will retain 100% interest in the Properties until all SilverCrest commitments are fulfilled as setout in 4.1. Once SilverCrest has earned its initial 51% interest in any Property, each of SilverCrest and SAMEX will be responsible for its proportionate share of ongoing costs and expenditures. A non-participating party’s interest will be subject to dilution by a formula to be negotiated as per standard industry parameters.

4.4

SilverCrest will be the operator of any acquired Property and have full decision-making rights. SilverCrest will retain operatorship as long as it maintains more than 50% interest in any Property.

4.5

Upon SilverCrest earning 70% interest on any of the Properties, SAMEX may elect to participate in costs and expenditures based on its working interest or convert it’s 30% interest to a 3.5% Net Smelter Return (NSR) whereby SilverCrest will have undivided 100% working interest in the Properties.  SilverCrest will have the right to purchase 1.5% of the 3.5% NSR for $1,000,000.  If at any time SAMEX’s participating interest is diluted below 30% and SAMEX elects to convert to an NSR then the NSR will be reduced proportionately using a 3.5% NSR = 30% working interest ratio and SilverCrest may purchase a similarly reduced portion of the NSR for a proportionately reduced amount.

4.6

When requested by SilverCrest, SAMEX will provide in-country and site logistics, if available, (camp facility, vehicle, legal, etc.) at cost plus 15%.

4.7

After entering into a Property Option Agreement any property payments or costs associated with acquiring or maintaining ownership of the Properties or additions thereto will qualify as work commitment expenditures as detailed above.

5.0

Subject to the conditions of this AOI agreement, SilverCrest will have the right to carry on exploration and development of mining properties in the AOI independently of SAMEX.

6.0

In the event SilverCrest identifies and acquires a Property in the AOI and incurs cumulative acquisition and exploration expenditures of $250,000, SAMEX will have the right for sixty days, from notice by SilverCrest, to purchase 25% of SilverCrest’s interest in the project by paying 25% of SilverCrest’s incurred costs for the Property. Upon acquiring its interest, SAMEX will pay its proportionate share of costs and expenditures, or at any time it may elect to convert it’s 25% interest into a 2.5% Net Smelter Return.  SilverCrest will then have an undivided 100% working interest in the project.  SilverCrest will have the right to purchase 1.0% of the 2.5% NSR for $1,000,000.  If at any time SAMEX’s participating interest is diluted below 25% and SAMEX elects to convert to an NSR then the NSR will be reduced proportionately using a 2.5% NSR = 25% working interest ratio and SilverCrest may purchase a similarly reduced portion of the NSR for a proportionately reduced amount.

7.0

The AOI Agreement will be for a three year term and will be renewable by mutual agreement.  Non-public information acquired within the AOI will be subject to the terms of the already existing signed “Confidentiality Agreement” between the parties for a period of 1 year after termination of the AOI Agreement.

8.0

In the event that access is prevented to all properties due to war, public demonstration, natural catastrophe or any denial of access, which is beyond the control of either SAMEX or SilverCrest, this agreement will be delayed until access is permitted.

If the above terms are acceptable to SAMEX, please sign below where indicated. Upon execution of this letter agreement we will instruct our legal counsel to prepare a formal Area of Interest Agreement.

Yours truly,
SILVERCREST MINES INC.

Per:__”N. Eric Fier”______________

N. Eric Fier
SilverCrest Mines Inc.

Per:__”Jeffrey Dahl”______________

Jeffrey Dahl
SAMEX Mining Corp.

SCHEDULE A

As bounded; to the north by Chile’s “Region III” northern boundary; as to the south by 30 degrees south latitude; as to the east by Chile’s International border with Argentina; and to the west by the Pacific Ocean.

Exhibit 4.5

CONSULTING AGREEMENT  (CORPORATE FINANCE)

THIS AGREEMENT dated for reference the 12th day of January, 2006.

BETWEEN:

SPARTACUS LTD., P.O. BOX 1405, MAJURO, MARSHALL ISLANDS represented by Dr. Stephan Zimmermann, attorney at law, Forchstrasse 2, CH-8008 Zürich / Switzerland

(Telephone: 0041/44/383’61’78 Fax: 0041/44/383’06’25)

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

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises and covenants contained in this Agreement, the parties hereto covenant and agree as follows:

1

PROVISION OF SERVICES

1.1

Subject to the terms of this Agreement, the Consultant, in co-operation with such other persons as the Company may specify, shall assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions as the parties may agree from time to time including making introductions to brokerage firms, securities dealers, investors, consultants and other persons who may assist the Company in its financing efforts and consulting as to the proposed form of financings to be offered by the Company together with all such other services as are necessarily incidental thereto that may be required by the Company (the "Services").

2

REMUNERATION OF CONSULTANT

2.1

In consideration of the Consultant's performance of the Services as required by this Agreement, the Company shall, subject to completion of the conditions set out in section 2.2, pay the Consultant an annual retainer fee of CDN$100’000, payable in quarterly installments of CDN$25’000 on the last day of each quarter during the term of this Agreement (the “Consulting Fee”).

2.2

The Company’s obligations under section 2.1 shall be subject to successful completion, by the Company of one or more private placements of the Company’s securities arranged for, by or with the substantial assistance of the Consultant with aggregate net proceeds of not less than CDN$2’000’000 (the “Private Placement Financing”).

53

3

CONSULTANT NOT AGENT OR EMPLOYEE

3.1

Neither the Consultant nor any of its employees or agents shall be the employee or agent of the Company and accordingly, neither shall purport to enter into any a contract or subcontract on behalf of the Company or otherwise purport to act on its behalf.  Nothing in this Agreement shall be deemed to require the Consultant to provide its services exclusively to the Company and the Consultant hereby acknowledges that the Company shall not be required to make any remittances or payments required of employers by statute on the Consultant's behalf or on behalf of any of the Consultant’s employees, or agents.

3.2

The Company acknowledges that since the Consultant is an independent contractor and not an employee of the Company, the Consultant shall have direction and control of the manner, methods, techniques and procedures used by its agents or employees to perform the Services.

4

CONFIDENTIALITY AND OWNERSHIP OF WORK PRODUCT

4.1

All information pertaining to mineral properties in which the Company has an interest or is seeking to acquire including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property, together with any reports, documents, concepts, products and processes, information pertaining to prospective property vendors, business or financing contacts, or information pertaining to prospective property or other acquisitions, joint ventures or business combinations or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Consultant, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Consultant in the course of performing Services pursuant to this Agreement and pertaining to the Company’s business (collectively, the “Work Product”) shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom.  No copies, summaries or other reproductions of any Work Product shall be made by the Consultant without the express permission of the Company and the Consultant shall, forthwith upon the Company’s request, deliver to the Company all Work Product in the possession of or otherwise available to or under the control of the Consultant notwithstanding a termination of this Agreement.

4.2

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

5

TERMINATION

54

5.1

The term of this Agreement shall commence upon the date of execution hereof and shall continue for 12 months thereafter unless terminated earlier pursuant to the provisions hereof.

5.2

This Agreement may be terminated prior to the completion of the Services and prior to completion of the Private Placement Financing as follows by either party upon 30 days' prior written notice.  If either party fails to give any such notice, this Agreement shall continue in full force and effect.

6

NOTICE

6.1

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

7

ENTIRE AGREEMENT

7.1

The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

8

FURTHER ASSURANCES

8.1

Each of the parties shall execute such other documents and instruments and shall do such other acts as may be necessary to implement and carry out the intent of this Agreement.

9

PROPER LAW, ATTORNMENT AND VENUE

9.1

The proper law of this Agreement is the law of British Columbia.  The parties irrevocably agree to the jurisdiction of the courts of British Columbia, Canada for the resolution of disputes arising out of or in connection with this Agreement and irrevocably designate Vancouver, British Columbia as the proper venue for any action commenced or maintained with respect to any such dispute.

10

TIME OF ESSENCE

10.1

Time is of the essence of this Agreement.

55

11

WAIVER OF BREACH

11.1

The waiver by either the Company or the Consultant of a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

12

REGULATORY APPROVAL

12.1

This Agreement is subject to the approval of the TSX Venture Exchange (the “TSX-V”) and all other regulatory authorities as may have jurisdiction with respect hereto (together, the "Regulatory Authorities").

IN WITNESS WHEREOF the parties have executed and delivered this Agreement as of the day and year first written above.

SIGNED AND DELIVERED by SPARTACUS LTD. in the presence of: ) ”Werner Maag”	) ) ) ) ) ) ) ) ) ) ) ) ) ) )	SPARTACUS LTD.
Signature of Witness ) Werner Maag		Per: “S. Zimmermann”
Name of Witness (Please Print) Neilistrasse, 11, 8400 Winkither		Authorized Signatory
Address of Witness Fiduciary Occupation of Witness

The corporate seal of SAMEX MINING CORP.	)
was hereunto affixed in the presence of:	)
__”Jeffrey Dahl”____________________ Authorized Signatory	) ) ) )	c/s
__”Larry McLean”___________________ Authorized Signatory	) ) ) )

56

Exhibit 4.6

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

This Subscription Agreement is dated for reference January 16, 2006.

The undersigned (the “Purchaser”) hereby irrevocably subscribes for and offers to purchase from SAMEX MINING CORP. (the “Issuer”) that number of units (“Units”) set out below, each Unit consisting of one (1) Common Share in the capital of the Issuer (the “Common Shares”) and one half of one (1/2) share purchase warrant (the “Warrant”), at a price of $0.70 per Unit, all on the terns and conditions set forth in this subscription agreement (the “Agreement”) and the warrant certificate (the “Warrant Certificate”) delivered to the Purchaser in connection with the issuance of the Warrants hereunder.  Each Warrant will enable the holder, prior to the expiry of three (3) years from the date of issue of the Warrant, to purchase an additional Common Share (the “Warrant Share”) for the consideration of $0.78 per Common Share (the Common Shares, Warrants and the Warrant Shares are referred to collectively herein as the “Securities”).  The Purchaser agrees to be bound by the terms set forth in this Agreement and the Warrant Certificate and, without limitation, agrees that the Issuer is relying upon the covenants, representations and warranties contained in this Agreement.

A.

Number of Units:  The undersigned Purchaser hereby subscribes for _______ Units of the Issuer at a price of $0.70 per Unit for a total Subscription Price of CDN $ _______.

B.

Payment of Subscription Price:  The Purchaser delivers herewith a certified cheque, bank draft, or bank wire payable to SAMEX Mining Corp. in the amount of the Subscription Price.

C.

Name and Address of the Purchaser:

Name of Purchaser (print):

Address:

Social Insurance Number:

Signature of Purchaser:

 (Execute the Agreement by signing here)

Print name of individual whose signature appears above if different than the name of the  Purchaser printed above:

Official Capacity/Title of Authorized Signatory:

Telephone # (include Area Code)

 Fax #

Email Address:

D.

Print Registration and/or Delivery Instructions if different than the name and address of the Purchaser printed above in Section C.

Registration Instructions

Delivery Instructions

Name

Name

Address

Address

Telephone # (include Area Code)

Telephone # (include Area Code)

E.

Corporate Placee Registration Form

The Purchaser, if not an individual, either (check appropriate box)

*

has previously filed with the TSX Venture Exchange (the “Exchange”) a Form 4C – Corporate Placee Registration Form and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the Exchange up to the date of this Agreement;

-

OR  –

*

hereby delivers a Form 4C – Corporate Placee Registration Form in the form attached hereto as

Schedule “B” to the Issuer for filing with the Exchange.

F.

Present Ownership of Securities

The Purchaser either (check appropriate box)

*

does not own directly or indirectly, and does not exercise control or direction over, any Common Shares of the Issuer or securities convertible into Common Shares;

-

OR  –

*

owns directly or indirectly, or exercises control or direction over _____________ Common Shares of the Issuer and convertible securities/warrants entitling the Purchaser to acquire an additional ______________ Common Shares of the Issuer.

G.

Insider Status

The Purchaser either (check appropriate box):

Is an “Insider” of the Issuer as defined in the policies of the Exchange by virtue of being:

☒

(a)

a director or senior officer of the Issuer;

*

(b)

a director or senior officer of a company that is an Insider or subsidiary of the Issuer;

*

(c)

a person that beneficially owns or controls, directly or indirectly voting securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer’s outstanding voting shares; or

*

(d)

the Issuer itself if it holds any of its own securities;

-

OR  –

2

*

Is not an “Insider” of the Issuer

H.

Member of “Pro Group”

The Purchaser either (check appropriate box):

*

Is a member of the “Pro Group” as defined in the Policies of the Exchange:

-

OR  –

☒

Is not a member of the “Pro Group”.

PURCHASERS MUST ALSO COMPLETE THE FOLLOWING SCHEDULES WHERE APPLICABLE:

Schedule A

Exchange Privacy Consent

Schedule B

Form 4C Corporate Placee – not applicable

Schedule C

Additional Representations and Warranties

(Purchaser under NI 45-106)

Schedule D

Additional Representations – Ontario Purchasers – not applicable

Schedule E

Additional Representations – US Purchasers – not applicable

I.

Acceptance of Subscription Agreement

This Subscription Agreement is hereby executed and accepted as to 100,000 Units.

The Corporate Seal of SAMEX MINING

)

CORP. was hereunto affixed in the

)

presence of:

)

)

)

                        c/s

)

)

)

)

)

3

1.

DEFINITIONS

1.1

In this agreement:

(a)

“1933 Act” means the United States Securities Act of 1933, as amended;

(b)

“Agreement” means this agreement between the Issuer and the Purchaser including any schedules and appendices hereto or delivered herewith by the Purchaser;

(c)

“ASC” means the Alberta Securities Commission;

(d)

 “BCSC” means the British Columbia Securities Commission;

(e)

“Business Corporations Act” means the Business Corporations Act of British Columbia;

(f)

“Closing” means the making of the deliveries contemplated in subsection 4.3 of this Agreement;

(g)

“Closing Date” has the meaning set out in section 4.1 of this Agreement;

(h)

“Commissions” means the Alberta Securities Commission and the British Columbia Securities Commission;

(j)

“Common Shares” means the common shares without par value in the capital of the Issuer, as such capital is presently constituted;

(k)

 “Disclosure Record” has the meaning set out in subsection 6.1 (h) of this Agreement;

(l)

“Electronic Communication” means communication by telefax, telegram or other electronic communication which produces a printed copy of the communication at the time of transmission (which, for greater certainty, shall include electronic mail);

(m)

“Exchange” means the TSX Venture Exchange;

(n)

 “NI 13-101” means National Instrument 13-101 System for Electronic Document Analysis and Retrieval that became effective June 1, 2005;

(o)

 “NI 45-102” means National Instrument 45-102, Resale of Securities, that came into force September 14, 2005;

(p)

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions, that came into force September 14, 2005;

(q)

“Offering Memorandum” means an offering memorandum which may be prepared by the Issuer and delivered to the Purchaser in connection with the purchase and sale of securities contemplated in this Agreement and any amendments thereto;

(r)

“Private Placement” means the offering of the Units on the terms and conditions set out herein;

(s)

“Purchaser’s Jurisdiction” has the meaning set out in subsection 7.2(w);

(t)

“Securities” means the Units, the Common Shares, the Warrants and any Warrant Shares issuable upon exercise of the Warrants;

(u)

“Securities Act” means the Securities Act (British Columbia), as amended;

(v)

“Securities Rules” means the rules promulgated under the Securities Act;

(w)

“Subscription Price” means the total consideration to be paid by the Purchaser for the Units;

(x)

“Termination Date” means 90 days after the date of this Agreement or such later date as may be agreed to by the Issuer and the Purchaser;

(y)

“Units” means the Units for which the Purchaser is subscribing pursuant to section 2 of this Agreement. Each unit consists of one (1) Common Share in the capital of the Issuer and one half of one (1/2) share purchase warrant, at a price of $0.70 per Unit;

(z)

“U.S. Person” and “United States” have the meaning assigned in Regulation S promulgated under the 1933 Act;

(aa)

“Warrants” means the share purchase warrants which will be attached to and form a part of each of the Units; and

(bb)

“Warrant Shares” means such Common Shares as may be issued to the Purchaser upon exercise of the Warrants.

2.

SUBSCRIPTION FOR UNITS

2.1

On the terms and subject to the conditions set out in this Agreement, the Purchaser hereby irrevocably subscribes for, and at the Closing will purchase from the Issuer, and the Issuer agrees to issue as herein provided, the number of Units set forth on the execution page hereof, at a price of $0.70 per Unit.

2.2

This Agreement, when executed and delivered to the Issuer by the Purchaser, will constitute an irrevocable offer to purchase the Units.  The Issuer will be entitled to accept or reject the offer, or to accept the offer to subscribe for a lesser number of Units, subject to compliance with applicable securities laws, and the Purchaser agrees to accept such lesser number of Units.

3.

WARRANTS

5

3.1

Each Warrant shall be issued and registered in the names of the holders of the Units and shall upon due completion and surrender in accordance with its terms, entitle the holder thereof to purchase one previously un-issued Common Share in accordance with the terms provided in the Warrant Certificate.  Each warrant will enable the holder, prior to the expiry of three (3) years from the date of issue of the Warrant, to purchase an addition Common Share for the consideration of $0.78 per Common Share.

3.2

The Warrant Certificate shall contain appropriate anti-dilution provisions and provisions for the appropriate adjustment in the class, number and price for the Warrant Shares upon the occurrence of an amalgamation, merger, stock dividend, subdivision, consolidation or other form of capital reorganisation or in the event of a sale of all or substantially all of the Issuer’s assets.

3.3

The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights during the period within which the Warrants are exercisable.

3.4

The Holder hereby acknowledges and agrees that the Holder shall not be entitled to exercise any of these Warrants if such exercise would have the effect of causing the Holder to become an Insider of the Issuer under the Securities Act, unless the Purchaser has first provided the Exchange with a Personal Information Form (“PIF”) pursuant to Exchange Policy 3.2, s.7, and such PIF has been approved by the Exchange, or if such exercise would have the effect of causing the number of Common Shares then beneficially owned or controlled by the Purchaser, directly or indirectly, to be equal to or greater than 20% of the issued and outstanding Common Shares, unless the Purchaser has first obtained approval of the holders of Common Shares in accordance with the applicable policies of the Exchange.

4.

CLOSING

4.1

Closing Date

The Closing will take place on the fifth business day following receipt of final acceptance of the Exchange to the offering by the Issuer of Units (the “Closing Date”) and no later than the Termination Date, or such earlier or later date as the Issuer and the Purchaser, may agree in writing.

4.2

Payment

On execution of this Agreement, the Purchaser will deliver to the Issuer a cheque or banker's draft or bank wire for the Subscription Price.  The Subscription Price will be treated as a non-interest bearing loan that may be utilized by the Issuer pending receipt of final regulatory approval.

 4.3

Deliveries

At the Closing the Issuer will deliver to the Purchaser certificates representing the Common Shares and the Warrants comprising the Units registered in the name of the Purchaser or its nominee.

4.4

Power of Attorney

Effective upon the acceptance by the Issuer of this Agreement, the Purchaser:

(a)

irrevocably appoints the President or Vice President of the Issuer (the “Attorney”) as the Purchaser's attorney and agent, with a full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when, and as necessary, any instrument, acknowledgement, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any competent securities regulatory authority in connection with the purchase and sale of the Units, or where necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including, without limitation, the Exchange Privacy Consent (Schedule A), the Exchange Form 4C (Schedule B), Additional Representations NI 45-106 (Schedule C), Additional Representations – Ontario Purchasers  (Schedule D) and Additional Representation US purchasers (Schedule E) which has been executed by the Purchaser and delivered to the Issuer;

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

4.5

The Issuer will be entitled to rely on delivery by facsimile of an executed copy of this subscription, and acceptance by the Issuer of such facsimile copy will be equally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof.

4.6

Registration

The Securities purchased are to be registered as specified in the attached Registration and Delivery Instructions, failing which such Securities shall be registered in the name of the Purchaser with the address specified on the execution page hereof.

5.

CONDITIONS OF CLOSING

5.1

Conditions for Issuer’s Benefit

The Issuer’s obligation to complete the sale of the Units to the Purchaser on the Closing Date shall be subject to the following conditions:

(a)

all covenants required to be performed and conditions required to be satisfied by the Purchaser on or before the Closing Date (including payment of the Subscription Price and completion, execution and delivery of this Agreement and the schedules hereto) shall have been performed or satisfied, or the performance or satisfaction thereof shall have been waived by the Issuer; and

(b)

all representations and warranties of the Purchaser contained herein shall be true and correct as at the Closing Date.

7

5.2

Waiver of Conditions

 It is agreed that all conditions contained in section 5.1 are inserted for the sole benefit of the Issuer and all or any of the said conditions may be waived by the Issuer at its option at or prior to the Closing Date and any condition not satisfied shall be deemed to have been waived if Closing occurs.

5.3

Conditions for Purchaser’s Benefit

The Purchaser’s obligation to complete the purchase of the Units on the Closing Date shall be subject to the following conditions:

(a)

all covenants required to be performed and conditions required to be satisfied by the Issuer on or before the Closing Date shall have been performed or satisfied, or the performance or satisfaction thereof shall have been waived by the Purchaser; and

(b)

the representations and warranties of the Issuer contained herein shall be true and correct as at the Closing Date.

5.4

Waiver of Conditions

 It is agreed that all conditions contained in section 5.3 are inserted for the sole benefit of the Purchaser and all or any of the said conditions may be waived by the Purchaser at its option at or prior to the Closing Date and any condition not satisfied shall be deemed to have been waived by the Purchaser if Closing occurs.

5.5

Exchange Approval

 The parties’ obligations to complete the purchase and sale of the Units on the Closing Date are subject to the condition that the approval of the Exchange to the completion of the purchase and sale of the Units has been obtained, and subject to the Issuer fulfilling the requirements of the Exchange as to the filing of certain documents and the payment of the necessary fees.

5.6

Non-fulfilment of Conditions

In case any of the conditions in this section 5 shall not be fulfilled or waived at or before the Closing Date, this agreement shall terminate and each of the parties hereto shall be released from all obligations hereunder.

5.7

Waiver in Writing

No waiver pursuant to the provisions of this agreement or of any condition herein contained shall be effective unless it is in writing and then only in the specific instance and for the specific purpose for which it is given and shall not operate as a waiver of any other condition.

6.

REPRESENTATIONS AND WARRANTIES OF THE ISSUER

6.1

General Matters

The Issuer warrants and represents to the Purchaser that, except as set out expressly in any specific subsection below, as of the Closing Date:

(a)

the Issuer is a corporation duly incorporated and validly subsisting under the laws of British Columbia and has the corporate power and authority to enter into this Agreement and complete the transactions contemplated hereby and to own and lease its properties and assets and to conduct its business as currently conducted;

(b)

the Issuer shall do all acts and things necessary to reserve or set aside sufficient shares in the treasury of the Issuer to enable it to issue to the Purchaser the Units and any Warrant Shares which may be issuable upon exercise of the Warrants;

(c)

the Common Shares of the Issuer are duly listed and posted for trading on the Exchange;

(d)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened of which the Issuer is or ought to be aware;

(e)

the Issuer is a reporting issuer and an exchange issuer under the Securities Act and is not in material default of any of the requirements of the Securities Act or Securities Rules, or of any rule or requirement of the Exchange;

(f)

the execution, delivery and performance by the Issuer of this agreement and the transactions herein contemplated;

(i)

have or will have been prior to the closing date duly authorized by all necessary corporate action of the issuer and by all necessary action of the shareholders thereof;

(ii)

do not contravene, conflict with or cause the issuer to be in breach or default of its notice of articles, or articles or by-laws, as the case may be, or of any resolution of its respective directors or shareholders, any trust deeds, debenture, loan agreements or any of its other agreements or undertakings or any judgement, decree or order to or by which it is a party to or is bound;

(g)

at the Closing Date, upon payment of the Subscription Price, the Common Shares shall be duly issued and outstanding as fully paid and non-assessable, the Warrants shall be duly granted and enforceable against the Issuer and, upon due exercise of the Warrants and payment of the exercise price therefore, the Warrant Shares shall be duly issued and outstanding as fully paid and non-assessable; and

(h)

except as qualified by the disclosure in all prospectuses, filing statements, annual information form, registration statement and press releases filed on SEDAR with either of the Commissions or the Exchange or the Offering Memorandum, if any, (the “Disclosure Record”), the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

7.

ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

7.1

Acknowledgements

 The Purchaser acknowledges that:

(a)

the Purchaser is aware that no prospectus has been filed by the Issuer in British Columbia or Alberta with the Commissions or with any similar securities regulatory authority elsewhere in connection with the sale of the Units contemplated hereby, and that as a result:

(i)

the purchaser is restricted from using most of the civil remedies available under applicable securities legislation;

(ii)

the purchaser may not receive information that would otherwise be required to be provided under applicable securities legislation; and

(iii)

the issuer is relieved from certain obligations that would otherwise apply under applicable securities legislation;

(b)

the Securities to be acquired by the Purchaser may be subject to certain resale restrictions under the Securities Act and the Securities Rules thereunder and the rules of the Exchange, including a requirement that the Purchaser hold the Securities for a period of four months plus one day from the distribution date, and if the Purchaser is a resident of a province or state other than British Columbia (or, the other Canadian provinces covered by NI 45-102), the Units may also be subject to additional hold periods.  The certificates representing the Common Shares, the Warrants and any Warrant Shares which may be issued upon exercise of the Warrants will contain a legend denoting the restrictions on transfer imposed by the Act and the Exchange; and

(c)

in addition to being subject to any applicable resale restrictions under the laws of British Columbia, the resale by the Purchaser of the Securities may be subject to resale restrictions imposed under the laws of jurisdictions other than British Columbia, including as applicable, but without limitation, the Purchaser’s Jurisdiction, the laws of other provinces of Canada and the laws of the United States.

7.2

Representations and Warranties

The Purchaser warrants and represents to, and covenants with, the Issuer with the intent that the Issuer will rely thereon in completing the sale of the Units to the Purchaser that, as of the Closing Date:

(a)

the Purchaser is entering into this Agreement, and will acquire the Securities as principal or as an agent in compliance with paragraph (b) below, for investment and not with a view to resale or distribution, and no other person, corporation, firm or other organization has a beneficial interest in the Securities;

(b)

if the Purchaser is purchasing the Units as agent, the beneficial purchaser of the Units for whom he is acting as agent is purchasing as principal for its own account, in accordance with paragraph (a) above, and not for the benefit of any other person and he is an agent with due and proper authority to execute all documentation in connection with the purchase on behalf of the beneficial purchaser, and;

(i)

if the purchaser is a trust company or an insurer (within the meaning of the securities act) and is purchasing the units as agent or trustee for accounts that are fully managed by it; or

(ii)

if the purchaser is a portfolio manager (within the meaning of the securities act) and is purchasing the units as an agent for accounts that are fully managed by him;

(c)

the Purchaser (or such beneficial purchasers) will execute and deliver all documentation as may be required by applicable securities legislation;

(d)

the Purchaser is not a “control person”, as that term is defined in the Securities Act, of the Issuer and will not become a “control person” of the Issuer by virtue of the purchase of any of the Securities under this Agreement and does not act or intend to act in concert with any other person to form a control group of the Issuer;

(e)

the Purchaser has no knowledge of a “material fact” or “material change”, as those terms are defined in the Securities Act in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(f)

the Purchaser is not purchasing the Units as a result of an advertisement of the Units, including an advertisement in printed media of general and regular paid circulation, radio or television;

(g)

the Purchaser is purchasing the Units under the exemption from prospectus requirements available under one of the following provisions: (underline appropriate provision)

(i)

section 74(2)(3) of the securities act and the purchaser is designated by the executive director appointed under the securities act as an exempt purchaser for the purpose of that section; or

(ii)

one of sections 2.3 (accredited investor), 2.5 (friends, family and business associates), 2.9 (offering memorandum) or 2.10 (minimum amount investment) of ni 45-106 and the purchaser has duly completed, executed and delivered a copy of the additional representations and warranties in the form attached as schedule “c” indicating the applicable exemption under ni 45-106 and the purchaser’s qualifications with respect thereto, which representations and warranties are true and correct in every particular way;

(h)

if the Purchaser is not an individual, the Purchaser has completed and delivered herewith a Form 4C Corporate Representation form in the form attached as Schedule “B” or has previously completed such form and filed same with the Exchange, which form is, in either case, is complete, accurate and correct in every particular way;

(i)

the information given by the Purchaser herewith and any other representations provided by the Purchaser to the Issuer hereunder, are true and correct;

(j)

no person has made to the Purchaser any written or oral representations:

(i)

that any person will resell or repurchase the securities;

(ii)

that any person will refund the purchase price of the securities except as expressly provided for herein;

(iii)

as to the future price or value of the securities issued hereunder; or

(iv)

that the securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the securities for trading on a stock exchange, other than the exchange;

(k)

the Purchaser, and any beneficial purchaser for whom the Purchaser is acting, is resident at the address set forth on the execution page hereof;

(l)

the Purchaser has knowledge and experience with respect to an investment of this type enabling the Purchaser to evaluate the merits and risks thereof and has the capacity to obtain competent independent business, legal, accounting and tax advice regarding the making of this investment and the Purchaser in making this subscription, has made such inquires, and has had to access to all such information, as the Purchaser has deemed necessary and the Purchaser is relying solely upon the Purchaser’s own professional advisors, if any, for such advice;

(m)

if the Purchaser is purchasing under an exemption requiring the use of an offering memorandum, the Purchaser has received and reviewed a copy of the Offering Memorandum prior to signing this subscription agreement and is unaware of any material misstatement of fact contained therein or any material omission of fact which would make any statements contained therein misleading;

(n)

The Purchaser acknowledges that no information or representation concerning the Issuer has been provided to the Purchaser by the Issuer other than those contained in this Agreement and the Disclosure Record and that the Purchaser is relying entirely upon this Agreement and the Disclosure Record;

(o)

if an individual, the Purchaser has attained the age of majority and has the legal capacity and competence to execute this agreement and to take all actions required pursuant hereto;

(p)

if a corporation, partnership, unincorporated association or other entity, the Purchaser has the legal capacity and competence to execute this agreement and to take all actions required pursuant hereto and all necessary approvals by its directors, shareholders, partners, members, or otherwise, have been given to authorize it to execute this agreement and to take all actions required pursuant hereto;

(q)

if a corporation, the Purchaser is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation;

(r)

the Purchaser has no commitment or obligation in respect of commissions or similar payments to any third party arising out of this agreement;

(s)

the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound;

(t)

this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser;

(u)

the Purchaser has been independently advised as to the applicable hold period imposed in respect of the Securities by securities legislation in the jurisdiction in which the Purchaser resides and confirms that no representation has been made respecting the applicable hold periods for the Securities and is aware of the risks and other characteristics of the Securities and of the fact that the Purchaser may not be able to resell the Securities except in accordance with the applicable securities legislation and regulatory policies;

(v)

this subscription has not been solicited in any other manner contrary to the Securities Act or the 1933 Act;

(w)

where the Purchaser is a resident of a jurisdiction other than British Columbia, (the “Purchaser’s Jurisdiction”), the Purchaser makes the additional representations and warranties that this sale and purchase of Units is fully in compliance with the applicable securities requirements of the Purchaser’s Jurisdiction by virtue of qualifications prescribed by such laws which are applicable to the Purchaser, and where no statement is made as to qualification under any particular exemption, the absence of any such statement shall be deemed to be a representation by the Purchaser that there are no such requirements applicable to the Purchaser in the Purchaser’s Jurisdiction or that the Purchaser is a person to whom the Issuer may sell Units solely on the basis of information which has been provided to him without the requirement for the filing of a prospectus or any further action of the Issuer whatsoever;

(x)

Non-Residents of British Columbia:  If the Purchaser is not a resident of the Province of British Columbia, the Purchaser will be purchasing the Securities under the exemption from prospectus requirements of the Securities Act available under B.C. Instrument 72-503, Distribution of Securities Outside British Columbia, and, accordingly:

i)

the Purchaser represents and warrants to the Issuer that the Purchaser is not a resident of the Province of British Columbia; and

ii)

the purchaser acknowledges that

a.)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the securities,

b.)

there is no government or other insurance covering the securities,

c.)

there are risks associated with the purchase of the securities,

d.)

there are restrictions on the purchaser’s ability to resell the securities and it is the purchaser’s responsibility to find out what those restrictions are and to comply with them before selling any securities, and the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Securities Act and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act, including statutory rights of rescission or damages, will not be available to the Purchaser;

(y)

the Purchaser:

(i)

is not a u.s. person and the offer was not made to the purchaser when he was in the united states and at the time the purchaser executed this agreement, the purchaser was outside the united states; or

(ii)

is a u.s. person and the purchaser has duly completed and delivered the additional representations, covenants and acknowledgements pertaining to u.s. purchasers in the form provided by the issuer and attached as schedule “e” hereto, all of which are true and correct in every respect and shall form part of and be read together with this subscription agreement;

(z)

the Purchaser acknowledges that the Securities have not been registered under the 1933 Act and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of any of the Securities; and

(aa)

the Purchaser is not and will not be purchasing Units, or, upon exercise of the Warrants, any of the Warrant Shares, for the account or benefit of any U.S. Person other than the Purchaser.

7.3

The foregoing representations, warranties and covenants are made by the Purchaser with the intent that they be relied upon by the Issuer in determining its suitability as a purchaser of Units, and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon.

8.

COVENANTS OF THE ISSUER AND OF THE PURCHASER

8.1

Covenants of the Issuer

The Issuer covenants and agrees with the Purchaser that, subject to the terms and conditions set out herein, it will use its reasonable efforts on or before the Closing Date to:

(a)

make all filings with the applications to, and file all material in support thereof as required by the Exchange and by all applicable securities regulatory authorities where such filing is required by the transactions contemplated hereby and whose approval to the consummation of the transactions contemplated hereby is required;

(b)

take all necessary or required actions, steps and corporate proceedings to approve or authorize, validly and effectively, upon payment of the Subscription Price, issuance of the Common Shares as fully paid and non-assessable, creation and issuance of the Warrants, and the issuance of the Warrant Shares upon exercise of the Warrants and confirm the execution and delivery of this Agreement and all other material documents contemplated hereby; and

(c)

deliver to the Purchaser a duly completed and executed copy of this agreement and such other documents filed by the Issuer with the Exchange in connection with this private placement of Units as may be reasonably requested by the Purchaser.

8.2

Covenants of the Purchaser

The Purchaser covenants and agrees with Issuer that:

(a)

the Purchaser shall promptly notify the Issuer of any material change in any representation or warranty made by the Purchaser up to the completion of the purchase and sale of the Units;

(b)

the Purchaser shall complete, execute and deliver all documents and provide information to the Issuer as may be reasonably necessary in order to permit this transaction to be completed on or before the Closing Date pursuant to exemptions contemplated in section 7.2 and shall co-operate fully in allowing the Issuer to make all necessary filings and disclosures made to the Commissions, the Exchange or, where applicable, the securities regulatory authorities in the Purchaser’s Jurisdiction as may be required by law or the policies or regulations of such regulatory authority in order to complete the offering; and

(c)

the Purchaser undertakes and agrees not to sell, transfer or assign the Units, the Common Shares, the Warrants or the Warrant Shares, until the expiration of the applicable hold period contemplated in sub-section 7.1(b) except pursuant to an exemption under the Securities Act and any applicable securities legislation for the jurisdiction in which the Purchaser is resident, or unless a prospectus or equivalent is filed to permit earlier sale or disposition.

8.3

Survival of Covenants

The covenants of the parties to this agreement and contained herein will survive the Closing of the transactions contemplated herein and will continue in full force and effect from and after the Closing Date.

9.

NOTICE

9.1

Any notice to be given by any party to another under this Agreement will be deemed to be properly given when in writing and delivered by hand or sent by registered mail with all postage or other charges fully prepaid, on any business day to the addresses set out on the first page of this Agreement or if sent by Electronic Communication to such telecommunication address as the respective parties may specify.

9.2

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

9.3

A party may by notice to the other party change its address for notice to some other address and will so change its address for notice to an address that is adequate whenever its existing address for notice is not adequate for delivery by hand.

10.

TERMINATION

10.1

This Agreement is subject to receipt of acceptance from the Exchange and approval by the directors of the Issuer.  If such acceptance and approval are not obtained by the Termination Date, this Agreement shall be null and void and of no further force and effect.

14

10.2

Notwithstanding anything herein contained, the Purchaser may terminate its obligations hereunder by notice in writing to the Issuer at any time before Closing, if:

(a)

an order to cease trading in the securities of the Issuer is made by a competent regulatory authority and such order is in effect; or

(b)

any of the Purchasers conditions contained in section 5.3 which have not been waived under section 5.4 have not been met or cannot be met on or before the Closing Date.

11.

GENERAL PROVISIONS

11.1

Interpretation

In this Agreement a reference to:

(a)

currency means Canadian currency;

(b)

a statute or code or a specific provision thereof includes every regulation made pursuant thereto, all amendments to the statute, code or to any such regulation in force from time to time, and any statute, code or regulation that supplements or supersedes such statute, code or any such regulation; and

(c)

an entity includes any entity that is a successor of such entity.

11.2

Financings

Except as otherwise expressly herein provided, nothing in the Agreement will prevent the Issuer from carrying out any form of public or private financing whether by the issuance of treasury shares or otherwise.

11.3

No Interest In Properties

 The Purchaser shall not by reason of this Agreement, acquire any interest in any properties of the Issuer.

11.4

No Assignment

Neither the Purchaser nor the Issuer may set over or assign all or any part of its interest in or to this Agreement without the written consent of the other and any purported assignment without such consent will be void.

11.5

Costs And Expenses

The Purchaser shall not be obligated to pay any of the fees or expenses incurred by or on behalf of the Issuer in connection with this Agreement, and the Issuer shall be solely responsible for the same, including, without limitation, any commissions or finder’s fees hereunder, and any other costs and expenses associated with the transactions herein contemplated, provided that nothing in this Agreement shall be construed to impose on the Issuer any obligation to pay any fees, disbursements or expenses incurred by or on behalf of the Purchaser for professional advice, or in connection with a due diligence review of the Issuer’s affairs, or otherwise in connection with this Agreement.

11.6

Governing Law And Attornment  This Agreement will be governed by and interpreted according to the laws of British Columbia, and the parties hereby attorn to the jurisdiction of the Courts of British Columbia in connection with any disputes arising hereunder and agree that the proper venue for any such action shall be in Vancouver, British Columbia.

11.7

Time Of Essence

Time shall be of the essence of this Agreement and shall be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

11.8

Entire Agreement  This Agreement contains the entire agreement between the parties relating to the subject matter of this agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto and may be modified only by an instrument in writing signed by all parties hereto.

15

11.9

Survival  The terms, provisions, representations, warranties and covenants of the Issuer and the Purchaser, respectively, will survive the Closing, the payment of the Subscription Price, the issue and delivery of the Securities, and all other transactions contemplated herein.

11.10

Counterparts

This Agreement may be executed in as many counterparts as may be necessary, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

11.11

Further Assurances

The parties hereto each covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and without limiting the generality of the foregoing to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters as may be required from time to time by all regulatory or governmental bodies or stock exchanges having jurisdiction over the Issuer’s affairs or as may be required from time to time under the Securities Act and the Securities Rules, and any other applicable law and the applicable rules and policies of the Exchange.

11.12

Enurement

This Agreement shall enure to the benefit of and be binding upon the Issuer and the Purchaser and their respective successors and permitted assigns.

16

SCHEDULE “A”

CONSENT TO DISCLOSURE OF PERSONAL INFORMATION

TO:

SAMEX Mining Corp. (the “Issuer”)

#301 – 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

I, the undersigned, being a subscriber to the Private Placement announced January 16, 2006 by the Issuer, hereby acknowledge and agree that the Issuer has provided me with a copy of the TSX Venture Exchange’s Appendix 6A, Acknowledgement – Personal Information, a copy of which is attached as Schedule “A1”, and that I have read and understood same, and confirm as follows:

1)

I expressly agree and consent to the disclosure of Personal Information by the Issuer to the TSX Venture Exchange pursuant to the Form 4B and meaning any information about an identifiable individual, which includes information contained in Part II Items 8,9,10 and Part IV Item 3(a) of the Form 4B (name, residential address, number of shares purchased, total share holdings, by number and percentage of post closing percentage of outstanding shares, names of any agents or finders, and the name of any new control person created by the Private Placement); and

2)

I expressly agree and consent to the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange from time to time.

Signed by _____________ on the

 )

______ day of

,)

2006, in the presence of:

 )

 )

 )

Name of Witness

 )

Name of Purchaser

 )

 )

Signature of Witness

 )

 )

Signature of Purchaser

 )

Address of Witness

 )

 )

 )

 )

Occupation of Witness

 )

SCHEDULE “A1”

APPENDIX 6A

ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•

to conduct background checks,

•

to verify the Personal Information that has been provided about each individual,

•

to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•

to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•

to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•

to conduct enforcement proceedings, and

•

to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)

to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)

on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services.  In this regard, the Exchange may share the information with such third party service providers.

SCHEDULE “B”

(Intentionally Omitted – Not Applicable)

SCHEDULE “C”

To Private Placement Subscription Agreement (the “Agreement”)

Dated for Reference  between the Undersigned Purchaser and

SAMEX Mining Corp. (the “Issuer”)

Additional Representations, Warranties and Acknowledgments of Purchaser

[Purchaser under NI 45-106]

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

2.

Where any capitalized term contained herein and defined in the Agreement is not expressly defined herein, that term shall have the meaning ascribed thereto in the Agreement.  As used herein,

a)

“Alberta Act” means the Securities Act (Alberta), as amended;

b)

“Alberta Rules” means the Securities Rules of the ASC made pursuant to the Alberta Act, as amended;

c)

“ASC” means the Alberta Securities Commission;

d)

“BC Act” means the Securities Act (British Columbia), as amended;

e)

“BC Rules” means the Securities Rules of the BCSC made pursuant to the British Columbia Act, as amended;

f)

“BCSC” means the British Columbia Securities Commission;

g)

“Eligible Investor” (refer to Paragraph 3. (c) - this term is only relevant in circumstances where an Offering Memorandum has been delivered to the Purchaser) means:

a.

a person whose

A.

net assets, alone or with a spouse, in the case of an individual, exceed $400,000;

B.

net income before taxes exceeded $75,000 in each of the two most recent calendar years and who reasonably expects to exceed that income level in the current calendar year, or

C.

net income before taxes, alone or with a spouse, in the case of an individual, exceeded $125,000 in each of the two most recent calendar years and who reasonably expects to exceed that income level in the current calendar year,

b.

a person of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors;

c.

a general partnership of which all of the partners are eligible investors;

d.

a limited partnership of which the majority of the general partners are eligible investors;

e.

a trust or estate in which all of the beneficiaries or a majority of the trustees or executors are eligible investors;

f.

an accredited investor,

g.

a person described in section 2.5 of NI 45-106 [Family, friends and business associates]; or

h.

a person that has obtained advice regarding the suitability of the investment and, if the person is resident in a jurisdiction of Canada, that advice has been obtained from an eligibility adviser;

h)

“Financial Assets” means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

i)

“NI 45-102” means National Instrument 45-102 Resale of Securities, as adopted by the ASC and the BCSC;

j)

“NI 45-106 means National Instrument 45-106 Prospectus and Registration Exemptions, as adopted by the ASC and the BCSC;

k)

“Offering Memorandum” means an offering memorandum in the from required under NI 45-106;

l)

“Related Liabilities” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of Financial Assets or liabilities that are secured by Financial Assets;

m)

“Securities” means the Units sold under the Agreement;

3.

The Purchaser is purchasing the Securities as principal under [circle applicable paragraph]:

(a)

section 2.3 of NI 45-106 (accredited investor), the Purchaser is an “accredited investor” as such term is defined in NI 45-106 by virtue of the fact that the Purchaser is:

i)

A Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

ii)

The Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

iii)

A subsidiary of any person referred to in paragraphs (i) or (ii), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

iv)

A person registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

v)

An individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (iv);

vi)

The Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

vii)

A municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

viii)

Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

ix)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

x)

An individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, Financial Assets having an aggregate realizable value that before taxes, but net of any Related Liabilities, exceeds $1,000,000;

xi)

An individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

xii)

An individual who, either alone or with a spouse, has net assets of at least $5,000,000;

xiii)

A person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

xiv)

An investment fund that distributes or has distributed its securities only to

a.)

a person that is or was an accredited investor at the time of distribution;

b.)

a person that acquires or acquired securities in the circumstances referred to in section 2.10 [Minimum amount investment], and 2.19 [Additional investment in investment funds], or

c.)

a person described in paragraph a.) or b.) that acquires or acquired securities under section 2.18 [Investment fund reinvestment],

xv)

An investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

xvi)

A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

xvii)

A person acting on behalf of a fully managed account managed by that person, if that person

1.

is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

2.

in Ontario, is purchasing a security that is not a security of an investment fund,

xviii)

A registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

xix)

An entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (i) through (iv) and paragraph (ix) in form and function;

xx)

A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

xxi)

An investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

xxii)

A person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

a.)

an accredited investor, or

b.)

an exempt purchaser in Alberta or British Columbia after NI 45-106 comes into force.

(b)

Section 2.5 of NI 45-106 (friends, family and business associates), except in Ontario, and the Purchaser, is:

(i)

a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer;

(ii)

a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer;

(iii)

a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(iv)

a close personal friend of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer;

(v)

a close business associate of a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(vi)

a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer,

(vii)

a parent, grandparent, brother, sister or child of a spouse of a founder of the Issuer,

(viii)

a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (i) to (vii), or

(ix)

a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (i) to (vii).

(c)

Section 2.9 of NI 45-106 (offering memorandum), and the Purchaser:

(i)

purchases the security as principal,

(ii)

acknowledges that an Offering Memorandum was delivered by the Issuer in respect of the purchase of the Securities, and

(iii)

has signed and delivered herewith a “Risk Acknowledgment Form”, which is correct and accurate in every particular respect, AND

(iv)

if the Purchaser is resident in Alberta, Manitoba, Northwest Territories, Nunavut, Prince Edward Island, Québec and Saskatchewan, EITHER

(A)

the Purchaser is an Eligible Investor, or

(B)

the Purchaser’s aggregate acquisition cost does not exceed $10,000; and

(C)

if the Issuer is an investment fund, it is a non-redeemable investment fund or it is a mutual fund that is a reporting issuer.

(d)

Section 2.10 of NI 45-106 (minimum amount investment) and the Purchaser is:

(i)

purchasing as principal;

(ii)

the security has an acquisition cost to the Purchaser of not less than $150,000 paid in cash at the time of the trade; and

(iii)

the trade is in a security of a single issuer.

Acknowledged and agreed to this ____  day of

, 2006.

If a Corporation, Partnership or Other Entity: Name of Entity Type of Entity Signature Printed or Typed Name and Title of Person Signing	If an Individual: Signature Name of Purchaser

SCHEDULE “D”

(Intentionally Omitted – Not Applicable)

SCHEDULE “E”

(Intentionally Omitted – Not Applicable)

Exhibit 4.7

NON-TRANSFERABLE WARRANT TO PURCHASE COMMON SHARES

OF

SAMEX MINING CORP.

(Incorporated Under The Laws Of British Columbia)

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE FEBRUARY 13, 2009

Warrant No. 32-10	Right to purchase __________ Common Shares

THIS IS TO CERTIFY THAT, for value received, ________________, __________________________, (the “Holder”) is entitled to subscribe for and purchase ________ fully paid and non-assessable common shares of SAMEX Mining Corp. (the “Corporation”), at any time up to the close of business in Abbotsford, British Columbia on February 13, 2009 at and for a price of $0.78 per share of lawful money of Canada upon and subject however to the provisions and to the terms and conditions set forth herein.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by surrender of this Warrant at the office of SAMEX Mining Corp., #301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3, together with a certified cheque payable to SAMEX Mining Corp. in payment of the purchase price of the number of Common Shares subscribed for.

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

Any certificates issued in the event of an exercise of the rights represented by this Warrant shall bear the following legend:

“Unless permitted under securities legislation, the holder of the securities shall not trade the securities before June 14, 2006.”

“Without prior approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 14, 2006.”

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

then, and in any one or more of such cases, the Corporation shall give to the holder of this Warrant, at least twenty (20) days’ prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights, or for determining rights to vote with respect to such reorganization, reclassification consolidation, merger, sale or amalgamation, dissolution, liquidation or winding-up and in the case of any such reorganization, reclassification, consolidation, merger, amalgamation, sale dissolution, liquidation or winding-up, at least twenty (20) days’ prior written notice of the date when the same shall take place.  Such notice in accordance with the foregoing clause, shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Shares shall be entitled thereto, and such notice in accordance with the foregoing shall also specify the date on which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up as the case may be.  Each such written notice shall be given by first class mail, registered postage prepaid, addressed to the holder of this Warrant at the address of such holder, as shown on the books of the Corporation.

3.

As used herein, the term “Common Shares” shall mean and include the Corporation’s presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

4.

This Warrant shall not entitle the Holder hereof to any rights as a shareholder of the Corporation, including without limitation, voting rights.

5.

The Warrant holders may not convene a meeting to extend the term of the Warrants.

6.

This Warrant and all rights hereunder are not transferable.

7.

This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of SAMEX Mining Corp., #301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such Holder hereof at the time of such surrender.

IN WITNESS WHEREOF SAMEX Mining Corp. has caused this Warrant to be signed by its duly authorized officers under its corporate seal and this Warrant to be executed this 13th day of February, 2006.

SAMEX MINING CORP.

Per:

_________________________

JEFFREY P. DAHL

President

c/s

_________________________

LARRY D. MCLEAN

Vice President, Operations

FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To:

SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder _____________ Common Shares without par value in the capital of SAMEX Mining Corp. pursuant to this Warrant at $0.78 per share if subscribed for at any time up to the close of business in Abbotsford, British Columbia on February 13, 2009 and herewith make payment of $____________ (Canadian funds) therefor, and requests that the certificates for such shares be issued in the name of, and delivered as follows:

Name In Full	Address	No. of Shares

DATED this ___ day of ________________, ______

(Print Name of Purchaser)

(Authorized Signature)

(Official Capacity if Signatory for a Corporation)

(Address)

Total number of shares called for on the face of the Warrant	_________
Number of shares for which the Warrant is being exercised
Number of shares remaining on the Warrant

Exhibit 4.8

English translation of the Spanish contract

UNILATERAL OPTION CONTRACT

SOCIEDAD CONTRACTUAL MINERA PORVENIR

AND

MINERA SAMEX CHILE S.A.

In Santiago de Chile, on March 31 of the year two thousand and six, before me, Eduardo Avello-Concha, Notary Public and Title Holder to the 27° Notary’s Office of Santiago, with place of business at Nº 0153, Orrego Luco, District of Providencia, the following parties appear: Mr. Hérnan Gabriel Ramírez-Carrasco, Chilean, married, mining entrepreneur, national identification card number 2.872.790-9, with domicile in Alberto Blest Gana Street N° 1.903, Macul commune, Santiago, acting on behalf of Sociedad Contractual Minera Porvenir, Rut. N° 78.032.980-7, said mining society being engaged in the line of business indicated in their trade name and domiciled in the same domiciled indicated above, hereinafter also denominated “Minera Porvenir” or the “Offerer” and on the other part, Mr. Francisco Vergara Irarrázaval, Chilean, married, lawyer, identity card number 6.063.548-K, domiciled in Isidora Goyenechea N° 2939, suite 704, Las Condes commune, Santiago, in representation of MINERA SAMEX CHILE S.A. hereinafter also “SAMEX” or indistinctly the “Beneficiary”, a contractual mining society engaged in the line of business of its denomination  that was constituted by means of a public deed date July 5, 2002, executed before the Notary of Santiago Mr. Eduardo Avello  Concha, which abstract was recorded in folio 29.424 number 23.874 of the Commerce Registry of the Registrar of Real State and Commerce of Santiago of year 2002 of the same domicile as it representative. The appearing parties are of age and have accredited their identity with the above referred cards and Witnesses: That the parties hereby enter into the following Unilateral Sale Option Contract of Mining Concessions, hereinafter and indistinctly the “Contract”, pursuant to the provisions of articles one hundred and sixty nine and other applicable articles of the Mining Code.

CLAUSE ONE: Mining Properties Part of this Option Agreement. Sociedad Contractual Minera Porvenir is the registered owner of the following mining exploitation concessions:  1) Calaverita 81 to 200 , located in Inca de Oro, Chañaral commune, III region, which Survey Document is registered in folio 295 overleaf, number 42 in the Registry of Property of the Registrar of Mines of Chañaral for year 1964, Rol Nacional Number 03102-0488-9 ; 2) Centinela, located in San Pedro Cachiyuyo, Chañaral commune, III region,  which Survey Document is registered in folio 63, number 76 in the Registry of Property of the Registrar of Mines of Chañaral for year 1914, Rol Nacional Number 03102-0476-5; 3) Cerusita 1 to 200, located in San Pedro Cachiyuyo, Chañaral commune, III Región, which Survey Document is registered in folio 120, number 55 in the Registry of Property of the Registrar of Mines of Chañaral for year 1969, Rol Nacional Number 03102-0487-0; 4) Delirio 2 to 4 located in san Pedro Cachiyuyo, Chañaral commune, III Región, which Survey Document is registered in folio 28 overleaf, number 12 in the Registry of Property of the Registrar of Mines of Chañaral for year 1969, Rol Nacional Number 03102-0484-6; 5) Dos Amigos 1 to 17, located in San pedro Cachiyuyo, Chañaral commune, III región, which Survey Document is registered in folio 234, number 41 in the Registry of Property of the Registrar of Mines of Chañaral for year 1961, Rol Nacional Number 03102-0625-3; 6) Huerfanita located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 87, number 57 in the Registry of Property of the Registrar of Mines of Chañaral for year 1941, Rol Nacional Number 03102-0482-K; 7) Jardinera de Cuba 1 to 2 located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 413, number 144 in the Registry of Property of the Registrar of Mines of Chañaral for year 1936, Rol Nacional Number 03102-0493-5; 8)

Magallanes located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 66, number 79 in the Registry of Property of the Registrar of Mines of Chañaral for year 1914, Rol Nacional Number 03102-0468-4; 9) Manto Delirio located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 63 overleaf, number 23 in the Registry of Property of the Registrar of Mines of Chañaral for year 1940, Rol Nacional Number 03102-0494-3; 10) Planta Inca de Oro 1 to 80 located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 45, number 11 in the Registry of Property of the Registrar of Mines of Chañaral for year 1969, Rol Nacional Number 03102-0492-7; 11) Portezuelo located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 62, number 75 in the Registry of Property of the Registrar of Mines of Taltal for year 1914, Rol Nacional Number 03102-0465-K; 12) San Antonio located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 64, number 77 in the Registry of Property of the Registrar of Mines of Chañaral for year 1914, Rol Nacional Number 03102-0463-3; and 13) Tucumata located in San Pedro Cachiyuyo, Chañaral commune, III region, which Survey Document is registered in folio 187, number 79 in the Registry of Property of the Registrar of Mines of Chañaral for year 1937, Rol Nacional Number 03102-0762-4;  all the said mining concessions are legally constituted, filed and in effect and the mining patents covering same have been fully and paid; hereinafter all this mining properties jointly, shall be referred to as the “Concessions”.

CLAUSE TWO: Purchase Option. By virtue of the present Contract, Sociedad Contractual Minera Porvenir duly represented by its representative hereby  grant to SAMEX a purchase option according to the terms of article  one hundred and sixty nine of the Mining Code, and irrevocably offer to sell, assign and transfer the Mining Concessions specified in clause One of the present deed in the term, price, form of payment, modus operandi, conditions, formalities and other clauses stated below, which Mr. Francisco Vergara-Irarrázaval, acting in the representation conferred to him by SAMEX hereby accepts. The purchase option and sale offer of the Mining Concessions contained in this instrument are granted with an irrevocable nature, such that Offerer cannot repent or retract its offer.  In turn, the eventual exercise of this option shall be for all Concessions, not being admissible the partial exercise of the option by SAMEX.  By the indicated terms, the Offerer by the present instrument expresses its consent for the eventual sale of the said concessions.  SAMEX hereby declares to receive the offer and purchase option and reserves itself the faculty to freely exercise it within the term and according to the conditions stipulated in the present Contract. While the option right contemplated in this agreement is pending, SAMEX shall not be entitled to carry out any commercial extraction of minerals or market the minerals that come from the Mining Concessions that are singularized in this Contract. Prior to the exercise of the option, SAMEX shall be entitled to conduct trial mining to obtain bulk samples for testing and for pilot plant trials to confirm processes to be applied to the eventual exploitation of the ores that come from the said Mining Concessions.

CLAUSE THREE: Term for Exercising the Option. The purchase option offered in the present Contract is granted for the term of 36 months counted from the date of this instrument, which expires on March 31 of the year two thousand and nine. At any time within said term, SAMEX can express its decision to accept or reject the offer for sale of the above mentioned Mining Concessions, being entitled to give or not said acceptance, although it should then abide by the terms and conditions stipulated in the present Contract. In case SAMEX elects to exercise within the indicated term the purchase option of the Mining Concessions offered, it should so express it by means of a public deed on acceptance thereof executed before the same Notary who authorizes this Contract, or before the person who replaces or acts for him at any title within the term stipulated in the present Clause.  In case that SAMEX expresses its decision to exercise the proposed purchase option and in the event that one or more installments are pending of payment, established in Clause Four. Two, simultaneously with the subscription of the acceptance deed, SAMEX should deliver to the Notary the respective endorsable bank checks payable at sight in favor of the Offerer, for the amount of money representing the price of the purchase option then pending of payment, as stipulated in Clause Four. Two, together with the instruction of delivering same to the Offerer against signature of the corresponding receipt public deed and the exhibition of a certificate issued by the Mining Registrar of Chañaral/Taltal, both documents are to SAMEX account, and accrediting that the Mining Concessions specified in Clause One of the present Contract are recorded in favor of SAMEX or its assignees, free from any mortgage and encumbrances, prohibitions, interdictions and litigations. SAMEX should likewise inform the Offerer by means of a registered letter, at the latest within the seven days following the execution of the acceptance deed, their decision of having exercised the offer. To the effects of the validity of the acceptance, the Notary who authorizes the acceptance deed should leave on record therein that he has received the above mentioned bank checks, for delivery to the Offerer. The mere fact that SAMEX or its assignee subscribes said public deed on acceptance shall mean that the purchase and sale operation is formalized, being understood that it is made up by this Purchase Option Contract and said acceptance deed.

CLAUSE FOUR: Offered Purchase and Sale Price. Four.One. The total price of the offered purchase and sale covering the Mining Concessions that are the object hereof is made up by a portion denominated “Fixed Price” (“FP”), which is indicated in this Clause Four, and a portion denominated “Variable Portion”, based on a Net Smelter Return (“N.S.R.”) stipulated in Clause Seven below, which shall be paid in case the commercial production commences. Four.Two.  The Fixed Price portion (FP) offered in respect of the Mining Concessions under Contract shall be the sum of 2 millions dollars of the United States of America, which shall be paid to the Offerer as follows:

a) The sum of US$ 208.677 dollars of the United States of America which has been paid prior to the execution of this public document and which amount was paid to the General Treasury of the Republic of Chile to pay the outstanding mining patents of the Mining Concessions for the period 1996 until the year 2006, as is evidenced by the Mining Bulletin of the General Treasury and which has been accepted by Sociedad Contractual Minera Porvenir representated by Mr. Hernán Gabriel Ramírez-Carrrasco to their entire satisfaction:

b)  With the sum of US$ 400.000 dollars of the United States of America, in its equivalent to CH$ 210.472.000 payable on the date of this public deed which is received in this act by the Offerer to its entire satisfaction;

c)   With the sum of US$ 191.323 dollars of the United States of America payable in their equivalent in local currency on March 31 of the year two thousand and seven;

d) With the sum of US$ 200.000 dollars of the United States of America payable in their equivalent in local currency on March 31 of the year two  thousand and eight;

e) With the sum of US$ 1.000.000 dollars of the United States of America payable in their equivalent in local currency on March 31 of the year two thousand and nine.

As of the moment that the full payment of the price stipulated in this Clause Four. Two is effected, together with the respective recoding of the acceptance public deed, it shall be understood that SAMEX has acquired the ownership title of the Mining Concessions covered by the present Contract, all as specified in clause One.  Each payment shall be accumulative, as part of the total Purchase Fixed Price. Payment of each of the price installments shall be effected in the domicile of the Notary who authorizes this deed, against the signature of a public deed on receipt to be signed by the Offerer. In any case, the  obligation to pay each installment shall be understood to be fully and timely complied with through the delivery to the authorizing Notary, or to  its  successor, alternate or replacement, of the bank checks at sight in favor of the Offerer, expressed in pesos, local tender for the total of each installment, or of the outstanding balance of the price, stipulated in this Clause Four. Two, on the date the Beneficiary pays the installment or exercises the option as foreseen in Clause Three, jointly with the instruction to deliver same to the Offerer upon signature of the corresponding receipt deed.

Four. Three. To all the effects of the present Contract, the appearing parties expressly leave on record that out of the total price of US$ 2.000.000 dollars that SAMEX pays as Fixed Price for all the Mining Concessions, each group of Mining Concessions singularized in Clause One, has a value of US$ 153.846, except for the last one which has a value of US$ 153.848.

CLAUSE FIVE:  Waiver to Exercise the Option. If the Beneficiary does not express its decision to accept the proposed offer within the term expiring on March 31 of the year two thousand and nine, as stipulated in Clause Four.Two, or if it expressly states in a public deed its decision not to persevere in the Option Contract, or if it does effect a full and timely payment of any of the price installments provided for in Clause Four.Two and the Offerer advise in writing to SAMEX  the situation of non-payment of said installment  and the latter does not pay it  within a term of thirty days counted from the date of  dispatch of said communication, both the purchase option and the irrevocable  offer submitted in this instrument shall ipso facto become without effect, and SAMEX hereby waives the request of return of any sum of money paid to the Offerer as part of the price, and said amounts shall remain to the benefit of the latter by way of indemnity of all and any damage. In this case, SAMEX shall consequently not be bound to pay to the Offerer the amounts or non-paid installments of the price of the offered purchase option stipulated in Clause Four.Two which have not become due for payment.  In the same case, the immediate release of all prohibitions and encumbrances established by reason of this Contract shall proceed, without any further arrangement except of the exhibition to the respective Mining Registrar of the corresponding statement made in a public deed, or of a certificate issued by the Notary in lieu thereof, whereby it is accredited that the stipulated terms have lapsed and the Beneficiary has not accepted the offer nor exercised the option, or else it has not paid any one of the option installments agreed upon in above Clause Four.Two.  In the event the present Contract is terminated, SAMEX hereby expressly authorizes the above Notary to execute the deeds on release of prohibitions established hereunder.  At the same time, within the term of thirty days, SAMEX should transfer at no cost whatsoever the permits and authorizations it has obtained in relation to the Mining Concessions which are the subject matter of this Contract and shall provided to the Offerer within the same term all the technical, geological, drilling, samples and in general all technical information and documentation that SAMEX has obtained in relation to the Mining Concessions while this Contract has been in effect.  During the term where the present Option Agreement is in effect, SAMEX obliges itself not to request mining concessions or to constitute mining concessions of exploitation covering the areas of the Mining Concessions.

CLAUSE SIX: Exchange Rate. To all the payment effects of the sums stipulated in this instrument, the equivalence of the dollar to the peso shall be that indicated by the Central Bank of Chile for the “observed dollar” prevailing on the preceding working day of any day of payment referred to in this Contract. If said exchange rate does not exist, the dollar equivalence shall be determined according to the exchange rate that replaces same that best reflects the par of exchange between the US dollar and the Chilean pesos.

CLAUSE SEVEN: Payment of the N.S.R. One. In the event that SAMEX has exercised the option to purchase the Mining Concessions and upon commencement of the commercial production of the said Concessions and during all the term that production is in process, SAMEX shall effect a Variable Price Payment (VP) based on the Net Smelter Return (N.S.R.), in the amount of 1%.  For “Smelter Net Return”  or “NSR”,  it shall be understood the income that SAMEX has received from any independent Refining Plant or Smelting Plant under an order or from another final buyer, for the treatment, sale and/or any other form of disposition or transfer of the ores, concentrates, precipitates, cathodes, ingots and/or minerals (hereinafter the “Products”)  that have been mined and extracted from the Mining Concessions,  successively and without the possibility of a duplication, deducting  from said income the following charges and costs: (a) Products transportation  charges and costs, regardless of the carrier, from the Acquired Mining Properties to the Smelting or Refining Plant or another final buyer; (b)  cost of samples,  assays,  representation and arbitration incurred or demanded in relation to the sampling and assays performed after the Products have  left the Mining Concessions;  (c) all charges, deductions and fines incurred by the Products by concept of  smelting, refining and/or  a similar treatment; (d)  costs, charges or deductions in respect of the sale and/or marketing of the Products; (e) insurance cost covering the Products  after they have left the Mining Concessions and (f) government royalties, Customs duties and any other present or future taxes levied on the sale, consumption, production, import, export, extraction, ad-valorem, goods and services taxes and others affecting the Products, except for the income tax, if  said chares are based on the production of the Products or paid out of received net  or gross profits or otherwise introduced  as deductions  therefrom. (TWO)  The above defined “NSR” shall be paid on quarterly basis to Offerer, with the first payment being made at the end of Samex’s first full fiscal quarter following the date of Commencement of Commercial Production, as  stated below, and its amount shall be settled and determined according to the following provisions:  “Commercial Exploitation” shall mean the production and shipment of Products from the Mining Concessions at any time after the date of Commencement of Commercial Exploitation on a reasonably regular and sustained commercial basis for the purpose of earning revenue, provided that bulk sampling or pilot plant operations, the mining or milling of ore in connection with such bulk sampling or pilot plant operations, production and shipment of Products for testing purposes, shall not be considered Commercial Exploitation.  Commercial Exploitation shall be deemed to commence (the “Commencement of Commercial Exploitation”) on the first day after the first consecutive 30 day period during which Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenues provided that, if any mill, crusher, concentrator or other processing facilities is constructed on or in the proximity to the Mining Concessions for the purpose of processing of ore produced from the Mining Concessions (a “Mill”), such period shall not commence until after the start up, commissioning and initial tune-up of the Mill which shall be deemed to occur after the Mill has operated for at least 30 of 40 consecutive days at not less than 60% of its rated capacity.   (THREE) To the effects of determining the Net Smelter Net Return, Offerer hereby recognizes and accepts:  (a) That SAMEX shall be entitled to market and sale or to abstain from selling Products to third parties in any of the forms it could elect, including the sale of gold and silver to the commodities market; (b) That SAMEX shall be entitled to  effect forward sales, enter into futures contracts or commodity options as well as to agree on price hedging, price protection and other similar marketing systems  that   could eventually commit the possible delivery of the Products and  in whose respect, Offerer shall not be entitled to participate in any profit originating in this concept nor shall be bound to share the losses resulting from said activities; (c) That if the Products are molten and/or refined by SAMEX or sold to, or molten and/or refined by a third party  being a SAMEX related person, by virtue of the provisions of article one hundred of the Law on Security Markets it shall be deemed to these effects that the Products have been sold or molten and/or refined, as is the case, at the average net value that other buyers or smelting  or refining plants are  generally willing to pay or smelt and/or refine in the market. Of products having a similar grade and quality, on the same date of the Products sale, smelting and/or refining; (d)  That if SAMEX uses its own equipment or  leases equipment or uses those of a related person to transport the Products, the transport costs of the Products shall not exceed  the rates quoted by other reliable and competent carriers who are willing and have the capacity to transport such Products; and  (e) That if SAMEX  markets or sells the Products through a related person, the costs and charges indicate din number (One) of this clause shall not exceed those that a non-related person usually charges  for  similar services in the mining industry.   (FOUR) SAMEX shall keep adequate accounting books and the other records and vouchers  that support all  matters pertaining to the calculation of the “NSR”  as well as the other documents   that permit their reasonable verification.  The Net Smelter  Return  shall be calculated at the closing of each calendar quarter  with the income received from the production of the Products during that period and  from thereafter at the closing of each subsequent calendar quarter during which income is received, the “NSR”  shall be calculated in the above mentioned form.  The “NSR” existing during the respective production quarter shall be liquidated and paid by SAMEX within the initial thirty days of the following calendar quarters. Payment of the “NSR” shall be accompanied by a “NSR” Quarterly Report”, which shall cover all matters being relevant to the calculation and the reasonable verification of the “NSR” for the quarter  whose payment is settled. By way of supplement to the above, SAMEX shall elaborate on annual basis a “NSR” Annual Balance”, which shall summarize the payments made during the   quarters of the calendar year under liquidation, which shall in turn be supported by a “NSR” Annual Report”. This report shall gather all necessary and sufficient background data an documents for determining jointly the origin of the Products, the value that has corresponded to the “NSR” in the ending calendar year. Upon completion or a calendar year of production, SAMEX shall send to OFFERER the “NSR” Annual Balance and the “NSR” Annual Report corresponding to the production year   then ended.   Once SAMEX has  sent the “NSR” Annual Balance and the “NSR” Annual Report, OFFERER shall have  a deadline of thirty  calendar days to object them, which the latter  shall inform in writing to SAMEX within the above mentioned term and, in the absence of such objections, it shall be understood that OFFERER   has definitively and fully approved the “NSR” Annual Report and consequently, that it has expressed its acceptance and agreement with respect of the “NSR” Annual Report, as well as of all and each of the “NSR” payments made in the quarters of the production year whose payment is being settled. Notwithstanding the above, and in the event  that OFFERER has objected the    “NSR” Annual Report and said objections have been  made in writing within the stipulated term, SAMEX and OFFERER  shall have additional sixty calendar days to finally settle the objection or controversy that has arisen.   Should this be the case, OFFERER shall be entitled to examine additional documentation in relation that that submitted with the objected “NSR” Annual Report, provided said audit is performed to the account and charge of OFFERER by persons who have been previously authorized by SAMEX and with respect to documents that bear a strict relationship with the “NSR” Annual Balance and/or the “NSR” Annual Report   covering the objected period. Is as a result of this audit  a difference would exist between the amount paid by concept of “NSR” in a respective quarters versus the amount  effectively payable, said difference shall be paid by SAMEX within the initial thirty days following the completion of the audit, which has  irrefutably   made  such difference evident, or within the initial thirty days  following the agreement or arbitration decision  that  terminates the instance in which the objection  to the “NSR” Annual Report is discussed.

CLAUSE EIGHT. Right to Exploit the Copper Oxides Extracted for the Mining Concessions. Upon the initiation of Commercial Production as defined in this Agreement, Offerer shall be entitled as stated in this clause 8 to become the owner of 50% of the copper oxides obtained from the exploitation of  the Mining Concessions(Copper Oxide Ores) , to a limit of 10,000 tons of copper oxide ores extracted on monthly basis (i.e If in a one month period there are extracted 12,000 tons of copper oxide, the Offerer shall have the right to become owner of 6,000 tons of the said ore in the respective month)  and subject to accumulative maximum of 1.2 millions tons of copper oxide ores or the amount of copper oxide ores which has been extracted  in a period of 10 years, whichever is reached first counted from the date of commencement of commercial production. This right to obtain 50% of the copper oxides ore is not accumulative and if it is not exercised during the corresponding one month period, this right will not be accumulative in the following month and in this manner in an ongoing basis. Offerer shall participate in the proportional exploitation expenses incurred to this effect, which shall be duly accredited by SAMEX and shall be paid to SAMEX on a monthly basis prior to removing the copper oxide ores from the mining concessions (Extraction Costs). SAMEX shall give written notice each month (Notice of Extraction) of the availability of copper oxide ore to be removed by the Offerer indicating the proportional amount of the Extraction Costs which corresponds to be paid by Offerer.  Offerer may review and make comments regarding the said calculation made by SAMEX, having the right to make written observations to the said calculations, indicating the differences or discrepancies with the calculations submitted by SAMEX, during a period of 30 days from the date the Extraction Communication was dispatch by SAMEX. If the parties do not reach an agreement within a period of 60 days as of the date Offerer presented his observations, this discrepancy shall be resolved by the arbitration proceeding refer to in clause 16. Notwithstanding what has been stated, the right of the Offerer to became owner of the oxide copper ores in the form indicated in this clause is subject to the prior agreement of the parties as to quantities of the copper oxide ores to be extracted and to the Extraction Costs for an specific period and date the Offerer pays the Extraction Costs before the withdrawal of the ores. If Offerer does not comply with what has been stated within a period of 60 days as of the date of the Notice of Extraction or the decision of the arbitrator is obtained, in the event of a dispute, then Offerer will loose its right to dispose of the portion of the said ores belonging to Offerer in the said month. The exploitation of cooper oxides as indicated above cannot hinder or affect the normal operations of SAMEX in the extraction of the minerals from the mining concessions and/or the development of the project and/or the operation and exploitation of cooper sulfides or other ores extracted from the Mining Concessions. Two. In the event that SAMEX whishes to commence a development campaign in the mining concessions “Planta Inca oro 1 to 80”, where the Offerer Oxide Processing Plant is currently located, SAMEX al its own cost shall transfer the said Processing Plant to a location in the area which will not interfere with the operations of SAMEX. For this purpose the parties will have to agree on a reasonable schedule and costs to move the existing plant and equipment, and Offerer will have to obtain, at its own cost all permits and studies, including environmental impact studies and others, required to operate the said plant in the new location.

CLAUSE NINE: Exclusive Exploration Right (ONE). As of this date and while the Beneficiary maintains its optional right in force, SAMEX shall have in possession of the property and the exclusive right to undertake in it all kind of reconnaissance and geological prospection works, such as trenches, pits, drifts, geophysical, geochemical works, all kinds of borings and, in general, all the necessary exploratory works conducive to complete a qualitative evaluation of the mineral resources that could exist in the Mining Concessions; the Offerer shall be bound from then on to grant all kind of facilities in order that SAMEX performs the above mentioned works and research.(TWO) For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the mining concessions under its exclusive responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all the types of camps that are necessary for the welfare of the personnel collaborating in said duties. To these effects, Offerer leave on record that at present no installations or camps belonging to it or to third parties exist in the mining concessions, except for the Chatal Oxide Plant located in the area cover by the mining concessions “Planta Inca oro 1 al 80” (THREE) As of this date and during the life of this contract, Offerer commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the Mining Concessions. (FOUR) Offerer will remove from the areas of the Mining Concessions all elements that belong to third parties and will cancel any arrangement, agreement or authorization granted or enter into with third parties or individuals currently mining or undertaking mining work in the areas cover by the Mining Concessions. In case that SAMEX has to remove from the area the individuals or equipments of third parties the cost involved for this effect will be paid and charged to Offerer. SAMEX will be authorized to deduct from any Option Payment due in accordance to Clause 4.1 the cost incurred to comply with these obligations.

CLAUSE TEN: Defense, Payment of Patents and Processing. During the life of the present Contract, the Offerer should adopt all judicial and extrajudicial necessary measures to maintain duly constituted and effective the Mining Concessions specified in this deed and to defend said Mining Concessions and the ores contained therein against any third parties pretension; they should inform in writing to SAMEX of any action or legal appeal filed to safeguard said concessions and /or the ores they contain and from any action or legal appeal filed by third parties to claim or pretend any rights over said mining properties and/or the ores they contain, within the seven days subsequent to the filing of the former or the receipt of the notice, in case of the second. While the present Contract is in effect, SAMEX or the party designated by it can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder. During the life of the present Contract, all expenses covering payment of mining patents shall be borne by SAMEX and should be paid in March of each year; the Offerer should be delivered in the month of April of each year the vouchers accrediting said payment.  If necessary, SAMEX shall request the Offerer the original payment vouchers covering patents for any required legal arrangement. If during the period when this Contract is in effect, SAMEX does not pay the mining patents of the Mining Concessions, these may be paid directly by the Offerer, who will have the right to request and charge SAMEX through a request made by certified mail, the reimbursement of the said payments made, being SAMEX obligated to reimburse the amount paid within a period of 30 days.  Likewise, after exercising SAMEX the purchase option of the Concessions indicated in Clause Two of this instrument, and while is pending of payment to the Offerer the Net Smelter Return or “NSR” stipulated in Clause Seven of the Contract, SAMEX has to adopt all the judicial and extra judicial necessary measures, to maintain in force the Mining Concessions singularized in this deed, and to defend this Mining Concessions and the ores contained therein against any pretensions of third parties, and they have to inform to the Offerer by written, of any demand or legal appeal deduced to safeguarding these Concessions or the ores contained therein, and against any demand or legal appeal deduced by third parties complaining or pretending rights over the referred Concessions or over the ores contained therein, within the term of following seven days of the presentation of the firsts, or the reception of the notice in the second situation.  Furthermore, after exercising the purchase option by SAMEX over the Mining Concessions, and while is pending of payment to the Offerer the Net Smelter Return, in the terms stipulated hereunder, the Offerer or the people appointed by them, can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder.

CLAUSE ELEVEN.  Assignment of the Contract. The Beneficiary shall be empowered to assign its rights in the present Contract or to transfer, be associated or dispose in any form of all or part of its rights in this Contract to a third party, provided the involved assignee declares in the contract serving as a title of its acquisition, that assignee shall agree to comply with the same and all obligations assumed by the assignor by virtue of the present Contract, in the same terms and as if the Contract had been entered into by the assignee and it shall commit itself to impose the same obligations to any subsequent assignee. In the event that the rights and warranties stipulated in this Contract in favor of the Offerer are maintained in full force and effect, the Offerer cannot reject to concur to the execution of the public deed of assignment.

CLAUSE TWELVE:  Form of the Sale and Title Clearance. The Mining Concessions are sold as a specified item, in the condition they currently are found, with all their uses, usages, rights and active and passive easements, free from mortgages, encumbrances, prohibitions, litigations, attachments, purchase contracts of ores found in situ, leases or any other kind of acts or contracts, encumbrances, real and personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions specified in Clause One. The Offerer shall be accountable for the title clearance pursuant to the law. Also, and in the event that the option is exercised by SAMEX or the assignee on whom the rights hereunder have been transferred to, in the terms set forth in the above Clause Eleven, the Offerer expressly waive the resolutory action assisting them as a consequence of non-fulfillment of payments by concept of production stipulated in above Clause Seven,  the Offerer shall be safeguarded from the pertinent judicial and extrajudicial actions to demand enforcement of payment of this obligation, plus the corresponding legal interests and the collection of any other cost associated to said action.

CLAUSE THIRTEEN. Prohibitions. The Offerer, being duly represented, hereby establish in favor of SAMEX voluntary prohibition not to encumber or dispose of or to enter into acts or contracts in respect of the  Mining Concessions specified in Clause One hereunder of this document, without the prior, express and written consent of SAMEX, whose recordings in the Registry of Prohibitions kept by the respective Mining Registrar can be required by the bearer of an authorized copy of this deed. The preceding is without prejudice to the recording of the present Contract in the Registry of Mortgages and Encumbrances, by virtue of the provisions of article one hundred and sixty nine of the Mining Code.

CLAUSE FOURTEEN. Permits. The Offerer hereby confer sufficient power of attorney to SAMEX and its representative, Mr. Francisco Vergara-Irarrázaval, in order that in the name of the Offerer they are empowered to process and obtain to its exclusive cost and charge the permits that in compliance with the legal provisions or because they are necessary to undertake explorations they should apply for, whether according to the mining, environmental or any other legislation. The Offerer specially confer power to request the change of use of the soil and to process mining easements.  SAMEX shall give notice to the Offerer of each and all permits that it obtains during the term of the present Contract, within a period of 15 days as of the date the permit is granted. In the event the purchase option is rendered effective, all the rights and obligations required by law and which corresponds to the Offerer shall be acquired free of cost by SAMEX from the moment the acceptance deed is executed.

CLAUSE FIFTEEN: Domicile of the Parties. To all the effects of the present Contract, especially to the effects of any communication that should be done to execute same, the parties hereby establish their special domicile in the city and district of Santiago de Chile and specifically (a) SAMEX designates its domicile at Isidora Goyenechea N° 2939, suite 704, district of Las Condes, Santiago of Chile,  to the attention of Mr. Francisco Vergara-Irarrázaval, facsimile number 56-2-333 8633; (b) the Offerer designate their domicile at Alberto Blest Gana N° 1.903, district of Macul, Santiago of Chile, to the attention of Mr. Hernán Ramírez-Carrasco. Any requirement, communication or notice that either party should or could make, shall be sent by means of a registered letter addressed through a Notary Public to the above indicated domiciles; it is understood that the requirement, communication or notice is timely by the mere fact that the registered letter is send within the term or opportunity stipulated in this Contract.

CLAUSE SIXTEEN. Arbitration. Any doubts or controversies arising between the parties by reason of the present Contract or pertaining to the execution, validity, interpretation, implementation thereof and especially the acceptance of the option exercised by the Beneficiary or any other reason relating to this instrument shall be submitted to the decision and award of an arbitrator ex aequeo et bono, whose resolution shall not be the object of any further appeal, either in respect of the procedure or the essence. Said arbitrator shall be designated by common agreement of the parties, and in case of disagreement, the arbitrator shall be designated pursuant to the pertinent regulations of the Center of Arbitrations of the Chamber of Commerce of Santiago A.G. The parties hereby confer an irrevocable special power of attorney to the Chamber of Commerce of Santiago A.G. in order that at the request of any of them the Chamber designates the arbitrator, who shall act as arbitrator ex aequeo et bono, among the members of the Arbitration Center of said Chamber.  The sole fact of requesting the appointment of the arbitrator to the above Center shall imply the disagreement of the parties to appoint the arbitrator.

CLAUSE SEVENTEEN: Expenses. All expenses, rights and taxes caused by the subscription of this Unilateral Sale Option Contract and its execution shall be borne by SAMEX.

CLAUSE EIGTHTEEN: Recording Faculty. The bearer of an authorized copy of this deed is empowered to request and sign all pertinent recordings, sub-recordings and annotations with the Mining Registrar of Chañaral/Taltal, as well as with any other public pertinent registry, and especially to request and sign the pertinent ones in the Registry of Mortgages and Encumbrances kept by the Mining Registrar of Chañaral/Taltal in aspects pertaining to this contract and the deed on acceptance of mining rights, and in the Registry of Prohibitions and Interdictions kept by same Registrar concerning the prohibition established in this instrument. Likewise, the parties grant special power of attorney to Mr. Sergio Lopez-Andia and Mr. Francisco Vergara- Irarrázaval, who acting jointly and on behalf of the parties can rectify, complement and/or clarify the present Contract in relation to any mistake or omission that could exist regarding the individualization of the concessions object of this Contract, being the said persons allowed to sign and grant any kind of solicitude, declarations, minutes and/or public or private documents necessary for the compliance of the present task.

The legal capacity of Mr. Hernan Gabriel Ramirez-Carrasco to act in representation of Sociedad Contractual Minera Porvenir have source in the public deed of constitution of the society, with date September 3 of the year 1990, constituted in Mrs. Elvira Brady Roche Notary’s Office from Antofagasta city.

The legal capacity of Mr. Francisco Vergara-Irarrazabal to act in representation of MINERA SAMEX CHILE S.A., bored of directors minute number one, celebrated on October 25 of the year 2002, reduced in the same year to public deed before the notary Mr. Eduardo Avello-Concha. IN WITNESS WHEREOF, the appearing parties stamp their signature.- A copy was given and  the deed was registered.-  I hereby certify.-

“HERNAN GABRIEL RAMIREZ-CARRASCO”

“FRANCISCO VERGARA-IRARRAZAVAL”

Exhibit 4.9

English translation of the Spanish contract

UNILATERAL OPTION CONTRACT

MALVINA DEL CARMEN ARAYA SANTANDER

AND

MINERA SAMEX CHILE S.A.

In Copiapó, Republic of Chile, on April 4 of the year two thousand and six, before me, Hernan Cañas-Valdés, lawyer, Notary Public and mining conservative, with place of business at Nº 676, OHiggins street, of this province, the following parties appear: Mrs. Malvina del Carmen Araya-Santander, chilean, married, mining entrepreneur, national identification card number 10.109.664-5, with domicile in Lastarria Nº 711, Diego de Almagro Commune, III Región, hereinafter also denominated as the “Offerer”, and on the other part, Mr. Manuel Antonio Avalos-Puga, chilean, married, engineer, identity card number 7.374.689-2, in representation of MINERA SAMEX CHILE S.A., domiciled in Juan Martinez Nº 640, Copiapó commune, hereinafter also “SAMEX” or indistinctly the “Beneficiary”, a contractual mining society engaged in the line of business of its denomination, with national identification number 99.502.770-4,  that was constituted by means of a public deed date 5 July, 2002, executed before the Notary of Santiago Mr. Eduardo Avello  Concha, which abstract was recorded in folio 29.424 number 23.874 of the Commerce Registry of the Registrar of Real State and Commerce of Santiago of year 2002, of the same domicile as it representative. The appearing parties are of age and have accredited their identity with the above referred cards and Witnesses: That the parties hereby enter into the following Unilateral Sale Option Contract of Mining Concessions, hereinafter and indistinctly the “Contract”, pursuant to the provisions of articles one hundred and sixty nine and other applicable articles of the Mining Code.

CLAUSE ONE: Mining Properties Part of this Option Agreement. Malvina del Carmen Araya-Santander is the registered owner of the following mining exploitation concessions: 1) “Providencia 1 to 9”, located in Sierra San Pedro de Cachiyuyo, Chañaral commune, III Region, Atacama, which Survey Document is registered in folio 12, number 2 in the Registry of Property of the Registrar of Mines of Chañaral for year 1954, Rol Nacional Number 03102-1054-4; all the said mining concessions are legally constituted, filed and in effect and the mining patents covering same have been fully and paid; hereinafter all this mining properties jointly, shall be referred to as the “Mining Concessions”.

CLAUSE TWO: Purchase Option. By virtue of the present Contract, Mrs. Malvina del Carmen Araya-Santander, grant to SAMEX a purchase option according to the terms of article one hundred and sixty nine of the Mining Code, and irrevocably offer to sell, assign and transfer the Mining Concessions specified in clause One of the present deed in the term, price, form of payment, modus operandi, conditions, formalities and other clauses stated below, which Mr. Manuel Antonio Avalos-Puga, acting in the representation conferred to him by SAMEX, hereby accepts. The purchase option and sale offer of the Mining Concessions contained in this instrument are granted with an irrevocable nature, such that Offerer cannot repent or retract its offer.  In turn, the eventual exercise of this option shall be for all Concessions, not being admissible the partial exercise of the option by SAMEX.  By the indicated terms, the Offerer by the present instrument expresses its consent for the eventual sale of the said concessions.  SAMEX hereby declares to receive the offer and purchase option and reserves itself the faculty to freely exercise it within the term and according to the conditions stipulated in the present Contract. While the option right contemplated in this agreement is pending, SAMEX shall not be entitled to carry out any commercial extraction of minerals nor market the minerals that come from the Mining Concessions that are singularized in this Contract. Prior to the exercise of the option, SAMEX shall be entitled to conduct trial mining to obtain bulk samples for testing and for pilot plant trials to confirm processes to be applied to the eventual exploitation of the ores that come from the said Mining Concessions.

CLAUSE THREE: Term for Exercising the Option. The purchase option offered in the present Contract is granted for the term of 36 months counted from March 31 of the year two thousand and six, which expires on March 31 of the year two thousand and nine. At any time within said term, SAMEX can express its decision to accept or reject the offer for sale of the above mentioned Mining Concessions, being entitled to give or not said acceptance, although it should then abide by the terms and conditions stipulated in the present Contract. In case SAMEX elects to exercise within the indicated term the purchase option of the Mining Concessions offered, it should so express it by means of a public deed on acceptance thereof executed before the same Notary who authorizes this Contract, or before the person who replaces or acts for him at any title within the term stipulated in the present Clause.  In case that SAMEX expresses its decision to exercise the proposed purchase option and in the event that one or more installments are pending of payment established in Clause Four. Two, simultaneously with the subscription of the acceptance deed, SAMEX should deliver to the Notary the respective endorsable bank checks payable at sight in favor of the Offerer, for the amount of money representing the price of the purchase option then pending of payment, as stipulated in Clause Four. Two, together with the instruction of delivering same to the Offerer against signature of the corresponding receipt public deed and the exhibition of a certificate issued by the Mining Registrar of Chañaral; both documents are to SAMEX account, and accrediting that the Mining Concessions specified in Clause One of the present Contract are recorded in favor of SAMEX or its assignees, free from any mortgage and encumbrances, prohibitions, interdictions and litigations. SAMEX should likewise inform the Offerer by means of a registered letter, at the latest within the seven days following the execution of the acceptance deed, their decision of having exercised the offer. To the effects of the validity of the acceptance, the Notary who authorizes the acceptance deed should leave on record therein that he has received the above mentioned bank checks, for delivery to the Offerer. The mere fact that SAMEX or its assignee subscribes said public deed on acceptance shall mean that the purchase and sale operation is formalized, being understood that it is made up by this Purchase Option Contract and said acceptance deed.

CLAUSE FOUR: Offered Purchase and Sale Price. Four.One. The total price of the offered purchase and sale covering the Mining Concessions that are the object hereof is made up by a portion denominated “Fixed Price” (“FP”), which is indicated in this Clause Four, and a portion denominated “Variable Portion”, based on a Net Smelter Return (“N.S.R.”) stipulated in Clause Seven below, which shall be paid in case the commercial production commences. Four.Two.  The Fixed Price portion (FP) offered in respect of the Mining Concessions under Contract shall be the sum of three hundred thousand dollars of the United States of America, which shall be paid to the Offerer as follows:

a) With the sum of US$ 50.000 dollars of the United States of America payable in its equivalent to CH$ 26.270.000 pesos, payable on the date of this public deed which is received in this act by the Offerer to its entire satisfaction;

b) With the sum of US$ 50.000 dollars of the United States of America, in its equivalent in local currency on March 31 of the year two thousand and seven;

c) With the sum of US$ 100.000 dollars of the United States of America payable in their equivalent in local currency on March 31 of the year two thousand and eight;

d) With the sum of US$ 100.000 dollars of the United States of America payable in their equivalent in local currency on March 31 of the year two thousand and nine;

As of the moment that the full payment of the price stipulated in this Clause Four. Two is effected, together with the respective recoding of the acceptance public deed, it shall be understood that SAMEX has acquired the ownership title of the Mining Concessions covered by the present Contract, all as specified in clause One.  Each payment shall be accumulative, as part of the total Purchase Fixed Price. The Payment of each of the price installments shall be effected in the domicile of the Notary who authorizes this deed, against the signature of a public deed on receipt to be signed by the Offerer. In any case, the  obligation to pay each installment shall be understood to be fully and timely complied with through the delivery to the authorizing Notary, or to  its  successor, alternate or replacement, of the bank checks at sight in favor of the Offerer, expressed in pesos, local tender for the total of each installment, or of the outstanding balance of the price, stipulated in this Clause Four. Two, on the date the Beneficiary pays the installment or exercises the option as foreseen in Clause Three, jointly with the instruction to deliver same to the Offerer upon signature of the corresponding receipt deed.

CLAUSE FIVE:  Waiver to Exercise the Option. If the Beneficiary does not express its decision to accept the proposed offer within the term expiring on April 30 of the year two thousand and nine, as stipulated in Clause Four.Two, or if it expressly states in a public deed its decision not to persevere in the Option Contract, or if it does effect a full and timely payment of any of the price installments provided for in Clause Four.Two and the Offerer advise in writing to SAMEX  the situation of non-payment of said installment  and the latter does not pay it  within a term of thirty days counted from the date of dispatch of said communication, both the purchase option and the irrevocable  offer submitted in this instrument shall ipso facto become without effect, and SAMEX hereby waives the request of return of any sum of money paid to the Offerer as part of the price, and said amounts shall remain to the benefit of the latter by way of indemnity of all and any damage. In this case, SAMEX shall consequently not be bound to pay to the Offerer the amounts or non-paid installments of the price of the offered purchase option stipulated in Clause Four.Two which have not become due for payment.  In the same case, the immediate release of all prohibitions and encumbrances established by reason of this Contract shall proceed, without any further arrangement except of the exhibition to the respective Mining Registrar of the corresponding statement made in a public deed, or of a certificate issued by the Notary in lieu thereof, whereby it is accredited that the stipulated terms have lapsed and the Beneficiary has not accepted the offer nor exercised the option, or else it has not paid any one of the option installments agreed upon in above Clause Four.Two.  In the event the present Contract is terminated, SAMEX hereby expressly authorizes the above Notary to execute the deeds on release of prohibitions established hereunder, having SAMEX the obligation to pay the amounts for that expenses.  At the same time, within the term of thirty days, SAMEX should transfer at no cost whatsoever the permits and authorizations it has obtained in relation to the Mining Concessions which are the subject matter of this Contract and shall provided to the Offerer within the same term all the technical, geological, drilling, samples and in general all technical information and documentation that SAMEX has obtained in relation to the Mining Concessions while this Contract has been in effect.

CLAUSE SIX: Exchange Rate. To all the payment effects of the sums stipulated in this instrument, the equivalence of the dollar to the peso shall be that indicated by the Central Bank of Chile for the “observed dollar” prevailing on the preceding working day of any day of payment referred to in this Contract. If said exchange rate does not exist, the dollar equivalence shall be determined according to the exchange rate that replaces same that best reflects the par of exchange between the US dollar and the Chilean pesos.

CLAUSE SEVEN: Payment of the N.S.R. One. In the event that SAMEX has exercised the option to purchase the Mining Concessions and upon commencement of the commercial production of the said Concessions and during all the term that production is in process, SAMEX shall effect a Variable Price Payment (VP) based on the Net Smelter Return (N.S.R.), in the amount of 1%.  For “Smelter Net Return”  or “NSR”,  it shall be understood the income that SAMEX has received from any independent Refining Plant or Smelting Plant under an order or from another final buyer, for the treatment, sale and/or any other form of disposition or transfer of the ores, concentrates, precipitates, cathodes, ingots and/or minerals, with the exception to the copper oxide ores which are removed and that belong to the Offerer as has been stated in Clause 8 of this Agreement, hereinafter the “Products”,  that have been mined and extracted from the Mining Concessions,  successively and without the possibility of a duplication, deducting  from said income the following charges and costs: (a) Products transportation  charges and costs, regardless of the carrier, from the Acquired Mining Properties to the Smelting or Refining Plant or another final buyer; (b)  cost of samples,  assays,  representation and arbitration incurred or demanded in relation to the sampling and assays performed after the Products have  left the Mining Concessions;  (c) all charges, deductions and fines incurred by the Products by concept of  smelting, refining and/or  a similar treatment; (d)  costs, charges or deductions in respect of the sale and/or marketing of the Products; (e) insurance cost covering the Products  after they have left the Mining Concessions and (f) government royalties, Customs duties and any other present or future taxes levied on the sale, consumption, production, import, export, extraction, ad-valorem, goods and services taxes and others affecting the Products, except for the income tax, if  said chares are based on the production of the Products or paid out of received net  or gross profits or otherwise introduced  as deductions  there from. (TWO)  The above defined “NSR” shall be paid on quarterly basis to Offerer, with the first payment being made at the end of Samex’s first full fiscal quarter following the date of Commencement of Commercial Production, as  stated below, and its amount shall be settled and determined according to the following provisions:  “Commercial Exploitation” shall mean the production and shipment of Products from the Mining Concessions at any time after the date of Commencement of Commercial Exploitation on a reasonably regular and sustained commercial basis for the purpose of earning revenue, provided that bulk sampling or pilot plant operations, the mining or milling of ore in connection with such bulk sampling or pilot plant operations, production and shipment of Products for testing purposes, shall not be considered Commercial Exploitation.  Commercial Exploitation shall be deemed to commence (the “Commencement of Commercial Exploitation”) on the first day after the first consecutive 30 day period during which Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenues provided that, if any mill, crusher, concentrator or other processing facilities is constructed on or in the proximity to the Mining Concessions for the purpose of processing of ore produced from the Mining Concessions (a “Mill”), such period shall not commence until after the start up, commissioning and initial tune-up of the Mill which shall be deemed to occur after the Mill has operated for at least 30 of 40 consecutive days at not less than 60% of its rated capacity.   (THREE) To the effects of determining the Net Smelter Net Return, Offerer hereby recognizes and accepts:  (a) That SAMEX shall be entitled to market and sale or to abstain from selling Products to third parties in any of the forms it could elect, including the sale of gold and silver to the commodities market; (b) That SAMEX shall be entitled to  effect forward sales, enter into futures contracts or commodity options as well as to agree on price hedging, price protection and other similar marketing systems  that   could eventually commit the possible delivery of the Products and  in whose respect, Offerer shall not be entitled to participate in any profit originating in this concept nor shall be bound to share the losses resulting from said activities; (c) That if the Products are molten and/or refined by SAMEX or sold to, or molten and/or refined by a third party  being a SAMEX related person, by virtue of the provisions of article one hundred of the Law on Security Markets it shall be deemed to these effects that the Products have been sold or molten and7or refined, as is the case, at the average net value that other buyers or smelting  or refining plants are  generally willing to pay or smelt and/or refine in the market. Of products having a similar grade and quality, on the same date of the Products sale, smelting and/or refining; (d)  That if SAMEX uses its own equipment or  leases equipment or uses those of a related person to transport the Products, the transport costs of the Products shall not exceed  the rates quoted by other reliable and competent carriers who are willing and have the capacity to transport such Products; and  (e) That if SAMEX  markets or sells the Products through a related person, the costs and charges indicate din number (One) of this clause shall not exceed those that a non-related person usually charges  for  similar services in the mining industry.   (FOUR) SAMEX shall keep adequate accounting books and the other records and vouchers that support all matters pertaining to the calculation of the “NSR”  as well as the other documents   that permit their reasonable verification.  The Net Smelter Return shall be calculated at the closing of each calendar quarter with the income received from the production of the Products during that period and from thereafter at the closing of each subsequent calendar quarter during which income is received, the “NSR” shall be calculated in the above mentioned form.  The “NSR” existing during the respective production quarter shall be liquidated and paid by SAMEX within the initial thirty days of the following calendar quarters. Payment of the “NSR” shall be accompanied by a “NSR” Quarterly Report”, which shall cover all matters being relevant to the calculation and the reasonable verification of the “NSR” for the quarter whose payment is settled. By way of supplement to the above, SAMEX shall elaborate on annual basis a “NSR” Annual Balance”, which shall summarize the payments made during the   quarters of the calendar year under liquidation, which shall in turn be supported by a “NSR” Annual Report”. This report shall gather all  necessary and sufficient  background data an documents for determining jointly the origin of the Products, the value  that has corresponded to the “NSR” in the ending calendar year. Upon completion or a calendar year of production, SAMEX shall send to OFFERER the “NSR” Annual Balance and the “NSR” Annual Report corresponding to the production year   then ended.   Once SAMEX has  sent the “NSR” Annual Balance and the “NSR” Annual Report, OFFERER shall have  a deadline of thirty  calendar days to object them, which the latter  shall inform in writing to SAMEX within the above mentioned term and, in the absence of such objections, it shall be understood that OFFERER   has definitively and fully approved the “NSR” Annual Report and consequently, that it has expressed its acceptance and agreement with respect of the “NSR” Annual Report, as well as of all and each of the “NSR” payments made in the quarters of the production year whose payment is being settled. Notwithstanding the above, and in the event  that OFFERER has objected the    “NSR” Annual Report and said objections have been  made in writing within the stipulated term, SAMEX and OFFERER  shall have additional sixty calendar days to finally settle the objection or controversy that has arisen.   Should this be the case, OFFERER shall be entitled to examine additional documentation in relation that that submitted with the objected “NSR” Annual Report, provided said audit is performed to the account and charge of OFFERER by persons who have been previously authorized by SAMEX and with respect to documents that bear a strict relationship with the “NSR” Annual Balance and/or the “NSR” Annual Report   covering the objected period. Is as a result of this audit  a difference would exist between the amount paid by concept of “NSR” in a respective quarters versus the amount  effectively payable, said difference shall be paid by SAMEX within the initial thirty days following the completion of the audit, which has  irrefutably   made  such difference evident, or within the initial thirty days  following the agreement or arbitration decision  that  terminates the instance in which the objection  to the “NSR” Annual Report is discussed.

CLAUSE EIGHT: N.S.R. Purchase Option. One. Offerer shall have the right to the NSR which is indicated in the previous clause, for a period of up to 30 years as of the date of the present Agreement, -terminating this on March 31, 2036 or while the Commercial Exploitation of the acquired Mining Concessions take place, whichever occurs first.  Two.  As of this date and by this instrument, the Offerer hereby irrevocably offer and unilaterally bind himself to sell, assign and transfer to SAMEX the N.S.R. referred to in clause 7, right that SAMEX can exercise at any time counted from the date in which SAMEX exercises the option and has acquired the right of the Mining Concessions singularized in clause 1 of the present instrument.  In the event that SAMEX has acquired the property of the Mining Concessions and decides to proceed to the purchase option of the offered N.S.R., the said decision has to be notified in writing to the Offerer, so that within a period of 60 days as of the date of reception of the said communication the parties execute by public deed for the sale and transfer of the N.S.R. which Offerer has offer by mean of the present instrument; the price of the purchase option of the N.S.R. stipulated in this clause shall be the sum of US$ 500.000 in its equivalent to Chilean pesos, which shall be paid by a bank check issued in the name of Mrs. Malvina del Carmen Araya-Santander at the Observado Rate in effect on the date prior to payment.  The public deed to formalize the said purchase shall be granted before the Notary Public of Copiapo which grants the present public document or its successor.  Three.  The parties leave on record that the proposal of the Offerer Mrs. Malvina del Carmen Araya-Santander to sell, assign and transfer to SAMEX the N.S.R. offered in the present clause, according to the terms and conditions already  stipulated, is a preferential right assisting SAMEX; therefore, during the term of the present Agreement and of the proposed sale agreement Mrs. Malvina del Carmen Araya-Santander shall not be habilitated to sell or transfer to third parties, to related parties or to its own shareholders, a part or the whole N.S.R. referred to in this instrument. Likewise  the parties leave on record that in the event that this Agreement terminate in accordance to what has been stated in clause 5 of the present instrument the exclusive, preferential and only right of SAMEX to acquire the N.S.R. from Mrs. Malvina del Carmen Araya-Santander shall terminate and shall not produce any legal effects as of the date this Agreement terminates and, therefore, SAMEX shall not have obligations with Mrs. Malvina del Carmen Araya-Santander to make payments or pay indemnifications of any nature for any consequential damages, loss of profits or indemnities for any material or future liabilities that Offerer may have by virtue of the present clause or for any reason with regard to additional payments.  CLAUSE NINE: Exclusive Exploration Right (ONE). As of this date and while the Beneficiary maintains its optional right in force, SAMEX shall have in possession of the property and the exclusive right to undertake in it all kind of reconnaissance and geological prospection works, such as trenches, pits, drifts, geophysical, geochemical works, all kinds of borings and, in general, all the necessary exploratory works conducive to complete a qualitative evaluation of the mineral resources that could exist in the Mining Concessions; the Offerer shall be bound from then on to grant all kind of facilities in order that SAMEX performs the above mentioned works and research.(TWO) For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the mining concessions under its exclusive responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all the types of camps that are necessary for the welfare of the personnel collaborating in said duties. To these effects, Offerer leave on record that at present no installations or camps belonging to it or to third parties exist in the mining concessions, except for the Chatal Oxide Plant located in the area cover by the mining concessions “Planta Inca oro 1 al 80” (THREE) As of this date and during the life of this contract, Offerer commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the mining concessions. (FOUR) Offerer will remove from the areas of the mining concessions all elements that belong to third parties and will cancel any arrangement, agreement or authorization granted or enter into with third parties or individuals currently mining or undertaking mining work in the areas cover by the mining concessions. In case that SAMEX has to remove from the area the individuals or equipments of third parties the cost involved for this effect will be paid and charged to Offerer. SAMEX will be authorized to deduct from any Option Payment due in accordance to Clause 4.1 the cost incurred to comply with these obligations.

CLAUSE TEN. Defense, Payment of Patents and Processing. During the life of the present Contract, the Offerer should adopt all judicial and extrajudicial necessary measures to maintain duly constituted and effective the Mining Concessions specified in this deed and to defend said Mining Concessions and the ores contained therein against any third parties pretension; they should inform in writing to SAMEX of any action or legal appeal filed to safeguard said concessions and /or the ores they contain and from any action or legal appeal filed by third parties to claim or pretend any rights over said mining properties and/or the ores they contain, within the seven days subsequent to the filing of the former or the receipt of the notice, in case of the second. While the present Contract is in effect, SAMEX or the party designated by it can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder. During the life of the present Contract, all expenses covering payment of mining patents shall be borne by SAMEX and should be paid in March of each year; the Offerer should be delivered in the month of April of each year the vouchers accrediting said payment.  If necessary, SAMEX shall request the Offerer the original payment vouchers covering patents for any required legal arrangement. If during the period when this Contract is in effect, SAMEX does not pay the mining patents of the Mining Concessions, these may be paid directly by the Offerer, who will have the right to request and charge SAMEX through a request made by certified mail, the reimbursement of the said payments made, being SAMEX obligated to reimburse the amount paid within a period of 30 days.  Likewise, after exercising SAMEX the purchase option of the Concessions indicated in Clause Two of this instrument, and while is pending of payment to the Offerer the Net Smelter Return or “NSR” stipulated in Clause Seven of the Contract, SAMEX has to adopt all the judicial and extra judicial necessary measures, to maintain in force the Mining Concessions singularized in this deed, and to defend this Mining Concessions and the ores contained therein against any pretensions of third parties, and they have to inform to the Offerer by written, of any demand or legal appeal deduced to safeguarding these Concessions or the ores contained therein, and against any demand or legal appeal deduced by third parties complaining or pretending rights over the referred Concessions or over the ores contained therein, within the term of following seven days of the presentation of the firsts, or the reception of the notice in the second situation.  Furthermore, after exercising the purchase option by SAMEX over the Mining Concessions, and while is pending of payment to the Offerer the Net Smelter Return, in the terms stipulated hereunder, the Offerer or the people appointed by them, can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder.

CLAUSE ELEVEN: Assignment of the Contract. The Beneficiary shall be empowered to assign its rights in the present Contract or to transfer, be associated or dispose in any form of all or part of its rights in this Contract to a third party, provided the involved assignee declares in the contract serving as a title of its acquisition, that assignee shall agree to comply with the same and all obligations assumed by the assignor by virtue of the present Contract, in the same terms and as if the Contract had been entered into by the assignee and it shall commit itself to impose the same obligations to any subsequent assignee. In the event that the rights and warranties stipulated in this Contract in favor of the Offerer are maintained in full force and effect, the Offerer cannot reject to concur to the execution of the public deed of assignment.

CLAUSE TWELVE:  Form of the Sale and Title Clearance. The Mining Concessions are sold as a specified item, in the condition they currently are found, with all their uses, usages, rights and active and passive easements, free from mortgages, encumbrances, prohibitions, litigations, attachments, purchase contracts of ores found in situ, leases or any other kind of acts or contracts, encumbrances, real and personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions specified in Clause One. The Offerer shall be accountable for the title clearance pursuant to the law. Also, and in the event that the option is exercised by SAMEX or the assignee on whom the rights hereunder have been transferred to, in the terms set forth in the above Clause 11, the Offerer expressly waive the resolutory action assisting them as a consequence of non-fulfillment of payments by concept of production stipulated in above Clause Seven.  The Offerer shall be safeguarded from the pertinent judicial and extrajudicial actions to demand enforcement of payment of this obligation, plus the corresponding legal interests and the collection of any other cost associated to said action.

CLAUSE THIRTEEN: Prohibitions. The Offerer, being duly represented, hereby establish in favor of SAMEX voluntary prohibition not to encumber or dispose of or to enter into acts or contracts in respect of the Mining Concessions specified in Clause One hereunder of this document, and with regard to the N.S.R. which is stated in clause 7,  without the prior, express and written consent of SAMEX, whose recordings in the Registry of Prohibitions kept by the respective Mining Registrar can be required by the bearer of an authorized copy of this deed. The preceding is without prejudice to the recording of the present Contract in the Registry of Mortgages and Encumbrances, by virtue of the provisions of article one hundred and sixty nine of the Mining Code.

CLAUSE FOURTEEN. Permits. The Offerer hereby confer sufficient power of attorney to SAMEX and its representative, Mr. Francisco Vergara-Irarrázaval, in order that in the name of the Offerer they are empowered to process and obtain to their exclusive cost and charge the permits that in compliance with the legal provisions or because they are necessary to undertake explorations they should apply for, whether according to the mining, environmental or any other legislation. The Offerer specially confer power to request the change of use of the soil and to process mining easements.  SAMEX shall give notice to the Offerer of each and all permits that it obtains during the term of the present Contract, within a period of 15 days as of the date the permit is granted. In the event the purchase option is rendered effective, all the rights and obligations required by law and which corresponds to the Offerer shall be acquired free of cost by SAMEX from the moment the acceptance deed is executed.

CLAUSE FIFTEEN: Domicile of the Parties. To all the effects of the present Contract, especially to the effects of any communication that should be done to execute same, the parties hereby establish their special domicile in the city and district of Santiago de Chile and specifically (a) SAMEX designates its domicile at Isidora Goyenechea N° 2939, suite 704, district of Las Condes, Santiago of Chile,  to the attention of Mr. Francisco Vergara-Irarrázaval, facsimile number 56-2-333 8633; (b) the Offerer designate their domicile at Lastarria Nº 711, Diego de Almagro commune, III región, Chile, to the attention of Mrs. Malvina del Carmen Araya Santander. Any requirement, communication or notice that either party should or could make, shall be sent by means of a registered letter addressed through a Notary Public to the above indicated domiciles; it is understood that the requirement, communication or notice is timely by the mere fact that the registered letter is send within the term or opportunity stipulated in this Contract.

CLAUSE SIXTEEN. Arbitration. Any doubts or controversies arising between the parties by reason of the present Contract or pertaining to the execution, validity, interpretation, implementation thereof and especially the acceptance of the option exercised by the Beneficiary or any other reason relating to this instrument shall be submitted to the decision and award of an arbitrator ex aequeo et bono, whose resolution shall not be the object of any further appeal, either in respect of the procedure or the essence. Said arbitrator shall be designated by common agreement of the parties, and in case of disagreement, the arbitrator shall be designated pursuant to the pertinent regulations of the Center of Arbitrations of the Chamber of Commerce of Santiago A.G. The parties hereby confer an irrevocable special power of attorney to the Chamber of Commerce of Santiago A.G. in order that at the request of any of them the Chamber designates the arbitrator, who shall act as arbitrator ex aequeo et bono, among the members of the Arbitration Center of said Chamber.  The sole fact of requesting the appointment of the arbitrator to the above Center shall imply the disagreement of the parties to appoint the arbitrator.

CLAUSE SEVENTEEN: Expenses. All expenses, rights and taxes caused by the subscription of this Unilateral Sale Option Contract and its execution shall be borne by SAMEX.

CLAUSE EIGTHTEEN: Recording Faculty. The bearer of an authorized copy of this deed is empowered to request and sign all pertinent recordings, sub-recordings and annotations with the Mining Registrar of Chañaral/Taltal, as well as with any other public pertinent registry, and especially to request and sign the pertinent ones in the Registry of Mortgages and Encumbrances kept by the Mining Registrar of Chañaral/Taltal in aspects pertaining to this contract and the deed on acceptance of mining rights, and in the Registry of Prohibitions and Interdictions kept by same Registrar concerning the prohibition established in this instrument. Likewise, the parties grant special power of attorney to Mr. Francisco Vergara- Irarrázaval who acting on behalf of the parties can rectify, complement and/or clarify the present Contract in relation to any mistake or omission that could exist regarding the individualization of the concessions object of this Contract, being the said persons allowed to sign and grant any kind of solicitude, declarations, minutes and/or public or private documents necessary for the compliance of the present task.

The legal capacity of Mr. Francisco Vergara-Irarrázaval to act in representation of SAMEX Chile S.A. figure in the Directory Acta number one with date October 25 of the year 2002, reduced to public deed with the same date in the Notary Eduardo Avello Concha. The present deed has been written for Mr Francisco Vergara Irarrázabal. IN WITNESS WHEREOF, the appearing parties stamp their signature.- A copy was given and  the deed was registered.-  I hereby certify.-

“MALVINA DEL CARMEN ARAYA-SANTANDER”

C.N. 10.109.664-5

“MANUEL ANTONIO AVALOS-PUGA”

C.N. 7.374.689-2

p.p. MINERA SAMEX CHILE S.A.

Exhibit 4.10

English Translation of the Spanish Contract

UNILATERAL OPTION CONTRACT

OSCAR DAVID ROJAS GARIN

AND

MINERA SAMEX CHILE S.A.

In Santiago de Chile, on May 25 of the year two thousand and six, before me, Eduardo Avello-Concha, Notary Public and Title Holder to the 27° Notary’s Office of Santiago, with place of business at Nº 0153, Orrego Luco, District of Providencia, the following parties appear: Mr. Oscar David Rojas Garín, Chilean, married, mining entrepreneur, national identification card number 4.037.238-5, with domicile in Las Dalias Nº 317, Sindempart, commune of Coquimbo, IV region, hereinafter also denominated as the “Offerer”, and on the other part, Mr. Francisco Vergara Irarrázaval, Chilean, married, lawyer, identity card number 6.063.548-K, domiciled in Isidora Goyenechea N° 2939, suite 704, Las Condes commune, Santiago, in representation of MINERA SAMEX CHILE S.A. hereinafter also “SAMEX” or indistinctly the “Beneficiary”, a company engaged in the line of business of its denomination, with national identification number 99.502.770-4,  that was constituted by means of a public deed date 5 July, 2002, executed before the Notary of Santiago Mr. Eduardo Avello  Concha, which abstract was recorded in folio 29.424 number 23.874 of the Commerce Registry of the Registrar of Real State and Commerce of Santiago of year 2002, of the same domicile as it representative. The appearing parties are of age and have accredited their identity with the above referred cards and Witnesses: That the parties hereby enter into the following Unilateral Sale Option Contract of Mining Concessions, hereinafter and indistinctly the “Contract”, pursuant to the provisions of articles one hundred and sixty nine and other applicable articles of the Mining Code.

CLAUSE ONE: Mining Properties Part of this Option Agreement. Oscar David Rojas Garín is the registered owner of the following mining exploitation concessions: 1) “Matilde three and Matilde four”, located in Mineral San Pedro de Cachiyuyo, Chañaral commune, III Región, which Survey Document is registered in folio 26, number 28 in the Registry of Property of the Registrar of Mines of Chañaral for year 1950, Rol Nacional Number 03102-0674-1 ; 2) “Puntilla” located in Mineral San Pedro de Cachiyuyo, Chañaral commune, III Región  which Survey Document is registered in folio 293, number 81 in the Registry of Property of the Registrar of Mines of Chañaral for year 1938, Rol Nacional Number 03102-0675-k; 3) “Aurora primera” located in Sierra  San Pedro de Cachiyuyo, Chañaral commune, III Región,  which Survey Document is registered in folio 13 overleaf, number 9 in the Registry of Property of the Registrar of Mines of Chañaral for year 1939, Rol Nacional Number 03102-0692-k  all the said mining concessions are legally constituted, filed and in effect and the mining patents covering same have been fully and paid; hereinafter all this mining properties jointly, shall be referred to as the “Mining Concessions”.

CLAUSE TWO: Purchase Option. By virtue of the present Contract, Mr. Oscar David Rojas Garín  grant to SAMEX a purchase option according to the terms of article one hundred and sixty nine of the Mining Code, and irrevocably offer to sell, assign and transfer the Mining Concessions specified in clause One of the present deed in the term, price, form of payment, modus operandi, conditions, formalities and other clauses stated below, which Mr. Francisco Vergara-Irarrázaval, acting in the representation conferred to him by SAMEX, hereby accepts. The purchase option and sale offer of the Mining Concessions contained in this instrument are granted with an irrevocable nature, such that Offerer cannot repent or retract its offer.  In turn, the eventual exercise of this option shall be for all Concessions, not being admissible the partial exercise of the option by SAMEX.  By the indicated terms, the Offerer by the present instrument express its consent for the eventual sale of the said concessions.  SAMEX hereby declares to receive the offer and purchase option and reserves itself the faculty to freely exercise it within the term and according to the conditions stipulated in the present Contract. Prior to the exercise of the option, SAMEX shall be entitled to conduct trial mining to obtain bulk samples for testing and for pilot plant trials to confirm processes to be applied to the eventual exploitation of the ores that come from the said Mining Concessions.

CLAUSE THREE: Term for Exercising the Option. The purchase option offered in the present Contract is granted for the term of 36 months counted from April 30 of the year two thousand and six, which expires on April 30 of the year two thousand and nine. At any time within said term, SAMEX can express its decision to accept or reject the offer for sale of the above mentioned Mining Concessions, being entitled to give or not said acceptance, although it should then abide by the terms and conditions stipulated in the present Contract. In case SAMEX elects to exercise within the indicated term the purchase option of the Mining Concessions offered, it should so express it by means of a public deed on acceptance thereof executed before the same Notary who authorizes this Contract, or before the person who replaces or acts for him at any title within the term stipulated in the present Clause.  In case that SAMEX expresses its decision to exercise the proposed purchase option and in the event that one or more installments are pending of payment established in Clause Four. Two, simultaneously with the subscription of the acceptance deed, SAMEX should deliver to the Notary the respective endorsable bank checks payable at sight in favor of the Offerer, for the amount of money representing the price of the purchase option then pending of payment, as stipulated in Clause Four. Two, together with the instruction of delivering same to the Offerer against signature of the corresponding receipt public deed and the exhibition of a certificate issued by the Mining Registrar of Chañaral; both documents are to SAMEX account, and accrediting that the Mining Concessions specified in Clause One of the present Contract are recorded in favor of SAMEX or its assignees, free from any mortgage and encumbrances, prohibitions, interdictions and litigations. SAMEX should likewise inform the Offerer by means of a registered letter, at the latest within the seven days following the execution of the acceptance deed, their decision of having exercised the offer. To the effects of the validity of the acceptance, the Notary who authorizes the acceptance deed should leave on record therein that he has received the above mentioned bank checks, for delivery to the Offerer. The mere fact that SAMEX or its assignee subscribes said public deed on acceptance shall mean that the purchase and sale operation is formalized, being understood that it is made up by this Purchase Option Contract and said acceptance deed.

CLAUSE FOUR: Offered Purchase and Sale Price. Four.One. The total price of the offered purchase and sale covering the Mining Concessions that are the object of this contract specified in clause number one, shall be the sum of three hundred thousand dollars of the United States of America, which shall be paid to the Offerer as follows:

a) With the sum of US$ 25.000 dollars of the United States of America payable in its equivalent to CH$ 13.208.250 pesos, payable on the date of this public deed which is received in this act by the Offerer to its entire satisfaction;

b) With the sum of US$ 50.000 dollars of the United States of America, in its equivalent in local currency on April 30 of the year two thousand and seven;

c) With the sum of US$ 75.000 dollars of the United States of America payable in their equivalent in local currency on April 30 of the year two thousand and eight;

d) With the sum of US$ 150.000 dollars of the United States of America payable in their equivalent in local currency on April 30 of the year two  thousand and nine;

As of the moment that the full payment of the price stipulated in this Clause Four. Two is effected, together with the respective recoding of the acceptance public deed, it shall be understood that SAMEX has acquired the ownership title of the Mining Concessions covered by the present Contract, all as specified in clause One.  The Payment of each of the price installments shall be effected in the domicile of the Notary who authorizes this deed, against the signature of a public deed on receipt to be signed by the Offerer. In any case, the  obligation to pay each installment shall be understood to be fully and timely complied with through the delivery to the authorizing Notary, or to  its  successor, alternate or replacement, of the bank checks at sight in favor of the Offerer, expressed in pesos, local tender for the total of each installment, or of the outstanding balance of the price, stipulated in this Clause Four. Two, on the date the Beneficiary pays the installment or exercises the option as foreseen in Clause Three, jointly with the instruction to deliver same to the Offerer upon signature of the corresponding receipt deed. The parties assign one third of the value of the price of purchase to each group of mining concession that are given in option and specified in clause number one. This option shall be exercised for all Concessions, not being admissible the partial exercise of the option.

CLAUSE FIVE:  Waiver to Exercise the Option. If the Beneficiary does not express its decision to accept the proposed offer within the term expiring on April 30 of the year two thousand and nine, as stipulated in Clause Four.Two, or if it expressly states in a public deed its decision not to persevere in the Option Contract, or if it does effect a full and timely payment of any of the price installments provided for in Clause Four.Two and the Offerer advise in writing to SAMEX  the situation of non-payment of said installment  and the latter does not pay it  within a term of thirty days counted from the date of dispatch of said communication, both the purchase option and the irrevocable  offer submitted in this instrument shall ipso facto become without effect, and SAMEX hereby waives the request of return of any sum of money paid to the Offerer as part of the price, and said amounts shall remain to the benefit of the latter by way of indemnity of all and any damage. In this case, SAMEX shall consequently not be bound to pay to the Offerer the amounts or non-paid installments of the price of the offered purchase option stipulated in Clause Four.Two which have not become due for payment.  In the same case, the immediate release of all prohibitions and encumbrances established by reason of this Contract shall proceed, without any further arrangement except of the exhibition to the respective Mining Registrar of the corresponding statement made in a public deed, or of a certificate issued by the Notary in lieu thereof, whereby it is accredited that the stipulated terms have lapsed and the Beneficiary has not accepted the offer nor exercised the option, or else it has not paid any one of the option installments agreed upon in above Clause Four.Two.  In the event the present Contract is terminated, SAMEX hereby expressly authorizes the above Notary to execute the deeds on release of prohibitions established hereunder, having SAMEX the obligation to pay the amounts for that expenses in the Notary Public.  At the same time, within the term of thirty days, SAMEX should transfer at no cost whatsoever the permits and authorizations it has obtained in relation to the Mining Concessions which are the subject matter of this Contract and shall provided to the Offerer within the same term all the technical, geological, drilling, samples and in general all technical information and documentation that SAMEX has obtained in relation to the Mining Concessions while this Contract has been in effect.  CLAUSE SIX: Exchange Rate. To all the payment effects of the sums stipulated in this instrument, the equivalence of the dollar to the peso shall be that indicated by the Central Bank of Chile for the “observed dollar” prevailing on the preceding working day of any day of payment referred to in this Contract. If said exchange rate does not exist, the dollar equivalence shall be determined according to the exchange rate that replaces same that best reflects the par of exchange between the US dollar and the Chilean pesos.

CLAUSE SEVEN: Exclusive Exploration Right (ONE). As of this date and while the Beneficiary maintains its optional right in force, SAMEX shall have in possession of the property and the exclusive right to undertake in it all kind of reconnaissance and geological prospection works, such as trenches, pits, drifts, geophysical, geochemical works, all kinds of borings and, in general, all the necessary exploratory works conducive to complete a qualitative evaluation of the mineral resources that could exist in the Mining Concessions; the Offerer shall be bound from then on to grant all kind of facilities in order that SAMEX performs the above mentioned works and research.(TWO) For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the mining concessions under its exclusive responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all the types of camps that are necessary for the welfare of the personnel collaborating in said duties. To these effects, Offerer leave on record that at present no installations or camps belonging to it or to third parties exist in the mining concessions (THREE) As of this date and during the life of this contract, Offerer commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the mining concessions. (FOUR) Offerer will remove from the areas of the mining concessions all elements that belong to third parties and will cancel any arrangement, agreement or authorization granted or enter into with third parties or individuals currently mining or undertaking mining work in the areas cover by the mining concessions. In case that SAMEX has to remove from the area the individuals or equipments of third parties the cost involved for this effect will be paid and charged to Offerer. SAMEX will be authorized to deduct from any Option Payment due in accordance to Clause 4.1 the cost incurred to comply with these obligations.

CLAUSE EIGHT. Defense, Payment of Patents and Processing. During the life of the present Contract, the Offerer should adopt all judicial and extrajudicial necessary measures to maintain duly constituted and effective the Mining Concessions specified in this deed and to defend said Mining Concessions and the ores contained therein against any third parties pretension; they should inform in writing to SAMEX of any action or legal appeal filed to safeguard said concessions and /or the ores they contain and from any action or legal appeal filed by third parties to claim or pretend any rights over said mining properties and/or the ores they contain, within the seven days subsequent to the filing of the former or the receipt of the notice, in case of the second. While the present Contract is in effect, SAMEX or the party designated by it can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder. During the life of the present Contract, all expenses covering payment of mining patents shall be borne by SAMEX and should be paid in March of each year; the Offerer should be delivered in the month of April of each year the vouchers accrediting said payment.  If necessary, SAMEX shall request the Offerer the original payment vouchers covering patents for any required legal arrangement. If during the period when this Contract is in effect, SAMEX does not pay the mining patents of the Mining Concessions, these may be paid directly by the Offerer, who will have the right to request and charge SAMEX through a request made by certified mail, the reimbursement of the said payments made, being SAMEX obligated to reimburse the amount paid within a period of 30 days.

CLAUSE NINE: Assignment of the Contract. The Beneficiary shall be empowered to assign its rights in the present Contract or to transfer, be associated or dispose in any form of all or part of its rights in this Contract to a third party, provided the involved assignee declares in the contract serving as a title of its acquisition, that assignee shall agree to comply with the same and all obligations assumed by the assignor by virtue of the present Contract, in the same terms and as if the Contract had been entered into by the assignee and it shall commit itself to impose the same obligations to any subsequent assignee. In the event that the rights and warranties stipulated in this Contract in favor of the Offerer are maintained in full force and effect, the Offerer cannot reject to concur to the execution of the public deed of assignment.

CLAUSE TEN:  Form of the Sale and Title Clearance. The Mining Concessions are sold as a specified item, in the condition they currently are found, with all their uses, usages, rights and active and passive easements, free from mortgages, encumbrances, prohibitions, litigations, attachments, purchase contracts of ores found in situ, leases or any other kind of acts or contracts, encumbrances, real and personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions specified in Clause One, with the exception of the encumbrances and prohibitions in favor of Empresa Nacional de Mineria singularized in clause 18 of the present public deed.. The Offerer shall be accountable for the title clearance pursuant to the law.

CLAUSE ELEVEN: Prohibitions. The Offerer, being duly represented, hereby establish in favor of SAMEX voluntary prohibition not to encumber or dispose of or to enter into acts or contracts in respect of the  Mining Concessions specified in Clause One hereunder of this document, without the prior, express and written consent of SAMEX, whose recordings in the Registry of Prohibitions kept by the respective Mining Registrar can be required by the bearer of an authorized copy of this deed. The preceding is without prejudice to the recording of the present Contract in the Registry of Mortgages and Encumbrances, by virtue of the provisions of article one hundred and sixty nine of the Mining Code.

CLAUSE TWELVE. Permits. The Offerer hereby confer sufficient power of attorney to SAMEX and its representative, Mr. Francisco Vergara-Irarrázaval, in order that in the name of the Offerer they are empowered to process and obtain to their exclusive cost and charge the permits that in compliance with the legal provisions or because they are necessary to undertake explorations they should apply for, whether according to the mining, environmental or any other legislation. The Offerer specially confer power to request the change of use of the soil and to process mining easements.  SAMEX shall give notice to the Offerer of each and all permits that it obtains during the term of the present Contract, within a period of 15 days as of the date the permit is granted. In the event the purchase option is rendered effective, all the rights and obligations required by law and which corresponds to the Offerer shall be acquired free of cost by SAMEX from the moment the acceptance deed is executed.

CLAUSE THIRTEEN: Domicile of the Parties. To all the effects of the present Contract, especially to the effects of any communication that should be done to execute same, the parties hereby establish their special domicile in the city and district of Santiago de Chile and specifically (a) SAMEX designates its domicile at Isidora Goyenechea N° 2939, suite 704, district of Las Condes, Santiago of Chile,  to the attention of Mr. Francisco Vergara-Irarrázaval, facsimile number 56-2-333 8633; (b) the Offerer designate their domicile at Las Dalias Nº 317, Sindempart commune, Coquimbo city, IV región, Chile, to the attention of Mr. Oscar David Rojas Garín. Any requirement, communication or notice that either party should or could make, shall be sent by means of a registered letter addressed through a Notary Public to the above indicated domiciles; it is understood that the requirement, communication or notice is timely by the mere fact that the registered letter is send within the term or opportunity stipulated in this Contract.

CLAUSE FOURTEEN. Arbitration. Any doubts or controversies arising between the parties by reason of the present Contract or pertaining to the execution, validity, interpretation, implementation thereof and especially the acceptance of the option exercised by the Beneficiary or any other reason relating to this instrument shall be submitted to the decision and award of an arbitrator ex aequeo et bono, whose resolution shall not be the object of any further appeal, either in respect of the procedure or the essence. Said arbitrator shall be designated by common agreement of the parties, and in case of disagreement, the arbitrator shall be designated pursuant to the pertinent regulations of the Center of Arbitrations of the Chamber of Commerce of Santiago A.G. The parties hereby confer an irrevocable special power of attorney to the Chamber of Commerce of Santiago A.G. in order that at the request of any of them the Chamber designates the arbitrator, who shall act as arbitrator ex aequeo et bono, among the members of the Arbitration Center of said Chamber.  The sole fact of requesting the appointment of the arbitrator to the above Center shall imply the disagreement of the parties to appoint the arbitrator.

CLAUSE FIFTEEN: Expenses. All expenses, rights and taxes caused by the subscription of this Unilateral Sale Option Contract and its execution shall be borne by SAMEX.

CLAUSE SIXTEEN: Appears in this act Mr. LUIS FERNANDO ROJAS-PEREZ, Chilean, married, Mining Engineer, national identity card number five million nine hundred and thirty five thousand six hundred and sixty nine,  in the name and representation, as it shall be accredited, of Empresa Nacional de Minería, a State-owned company engaged in the line of business of its denomination, holder of Tax Payer Number (“RUT”) sixty one million seven hundred three thousand dash four, both domiciled in Copiapó, number two hundred and sixty Colipí street, district of Copiapó, Atacama Third Region, and to this effect at number four hundred and fifty nine MacIver street, district of Santiago, who declares the following:  (i) That Mr. Oscar David Rojas-Garín established a mortgage and prohibition to encumber and dispose of in favour of ENAMI over the mining property styled  “Matilde Tres y Matilde Cuatro”, as specified in Clause One of this instrument, in order to secure the loans granted to Mr. David Tello.-Castillo, RUT number seven million nine hundred and fifty five thousand eight hundred and eleven dash seven; said encumbrances are recorded in folio fifteen number three of the Registry of Mortgages and Encumbrances corresponding to the year two thousand, and in folio two number three of the Registry of Prohibitions and Interdictions corresponding to the year two thousand, both kept by the Mining Registrar of Chañaral.  (ii) Likewise, the mining property styled  “La Puntilla”, as specified in Clause One of this instrument is encumbered by a mortgage and prohibition to encumber and dispose of in favour of ENAMI by concept of debts assumed by Mr. David Rojas-Cabello,. RUT number eight million six hundred and sixty two thousand four hundred and forty dash zero; said encumbrances are recorded in folio five number two of the Registry of Mortgages and Encumbrances corresponding to the year nineteen hundred and ninety one, and in folio two overleaf number three of the Registry of Prohibitions and Interdictions corresponding to the year nineteen hundred and ninety one, both kept by the Mining Registrar of Chañaral.  (iii) The aggregate debts of Messrs. Tello-Castillo  - sixteen thousand dollars of the United States of America, and Rojas-Cabello, sixty eight thousand one hundred and twenty three and forty eight cents dollars of the United States of America  -  as of the  eighteenth day of May of the year two thousand and six amount to a total of eighty four thousand one hundred and twenty three and forty eight cents dollars of the United States of America. (iv) By means of the present instrument, Mr. Luis Fernando Rojas-Pérez, as above individualized and acting in the name and representation of Empresa Nacional de Minería, releases the mortgages and prohibitions to encumber and dispose of above referred to, to the sole and exclusive effect of being entitled to record the present Unilateral Option Contract in the respective registries of the Mining Registrar of Chañaral.  (v) Mr. Oscar David Rojas-Garín hereby confers an irrevocable special power of attorney to Minera Samex Chile S.A. so that, acting in its name and representation, the latter effects payment of the debts mentioned in the present clause of each instalment of the option price stipulated in Clause Four, by means of the following disbursements:  (a) Through the payment accrued upon subscription of the present deed, Minera Samex Chile S.A. acting  in representation of Mr. Oscar David Rojas-Garín shall pay to ENAMI the sum of eight thousand dollars of the United States of America in its equivalent in local currency, at the ENAMI exchange rate that amounts on this date to the sum of four million eight hundred and eighty five thousand two hundred pesos;  (b) Through the payment accrued as of April thirty of the year two thousand and seven, Minera Samex Chile S.A., in representation of Mr. Oscar David Rojas-Garín shall pay to ENAMI the sum of eight thousand dollars of the United States of America, in its equivalent in local currency, at the ENAMI exchange rate in effect on the day of the effective payment, and (c) Through the payment accrued  as of April thirty of the year two thousand and eight, Minera Samex Chile S.A., in representation of Mr. Oscar David Rojas-Garín  shall pay to ENAMI the sum of thirty two thousand three hundred and ninety seven and sixty three cents dollars of the United States of America, in its equivalent in local currency prevailing on the day of its effective payment. By means of the above mentioned payments, per letters (a) and (b), the debt assumed by Mr. David Tello-Castillo with ENAMI shall be fully extinguished, and for this reason, Empresa Nacional de Minería, represented as already indicated shall proceed to release the mortgages and prohibitions to encumber and dispose of that affect the mining properties “Matilde Tres and Matilde Cuatro”, as specified in  Clause Sixteen of the present instrument, and by means of the payment stipulated in above letter (c), the total capital and current interests owed by Mr. David Rojas-Cabello to ENAMI shall be considered to be paid in full. For this reason, Empresa Nacional de Minería, represented in the form already indicated, hereby commits itself to request to the Executive Vice President of ENAMI, in accordance with the applicable set of rules of the latter institution, the total remission of all default interests which, as of the date hereof amount to thirty five thousand seven hundred and twenty five and eighty five cents dollars of the United States of America.  In the event that ENAMI does not cancel the default interests through the payment accrued on April thirty of the year two thousand and nine, Minera Samex Chile S.A., in representation of Mr. Oscar David Rojas-Garín shall pay to ENAMI the sum corresponding to the default interests owed to ENAMI on the date of payment.  In case this remission of default interests is approved, or upon payment thereof, as already stated, ENAMI shall proceed to release the mortgage and prohibitions to encumber and dispose of which affect the mining property styled  “La Puntilla”, as already specified in this Clause Sixteen of the present instrument.

CLAUSE SEVENTEEN: Recording Faculty. The bearer of an authorized copy of this deed is empowered to request and sign all pertinent recordings, sub-recordings and annotations with the Mining Registrar of Chañaral, as well as with any other public pertinent registry, and especially to request and sign the pertinent ones in the Registry of Mortgages and Encumbrances kept by the Mining Registrar of Chañaral in aspects pertaining to this contract and the deed on acceptance of mining rights, and in the Registry of Prohibitions and Interdictions kept by same Registrar concerning the prohibition established in this instrument. Likewise, the parties grant special power of attorney to Mr. Francisco Vergara- Irarrázaval who acting on behalf of the parties can rectify, complement and/or clarify the present Contract in relation to any mistake or omission that could exist regarding the individualization of the concessions object of this Contract, being the said persons allowed to sign and grant any kind of solicitude, declarations, minutes and/or public or private documents necessary for the compliance of the present task.

The legal capacity of Mr. Francisco Vergara-Irarrázaval to act in representation of MINERA SAMEX CHILE S.A. is granted in board of Directors Minute number one, dated October 25 of 2002, recorded into public deed with the same date in the Notary Eduardo Avello-Concha. The legal capacity of Mr. Luis Fernando Rojas-Perez to represent the Empresa Nacional de Minería is granted in the special power of attorney by public deed date  May 19 of 2005, executed before the Notary of the 2º Notary`s office from La Serena, Mr Pedro Escandón-Orellana, which are not included because parties know of these document. IN WITNESS WHEREOF, the appearing parties stamp their signature.- A copy was given and  the deed was registered.-  I hereby certify.-

“Oscar David Rojas Garín”

“Francisco Vergara Irarrázaval”

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2006:

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

For details see Item 4 - “Information On The Company”

 Exhibit 12.1

CERTIFICATION

I, Jeffrey Peter Dahl, President and Chief Executive Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of Samex Mining Corp. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

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

(a)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

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

Date: June 22, 2006	“Jeffrey P. Dahl”
Jeffrey P. Dahl, President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Larry Dennis McLean, Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of Samex Mining Corp. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

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

(c)

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

Date: June 22, 2006	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the thirteen-month fiscal period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 22, 2006

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the thirteen-month fiscal period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 22, 2006