Form 20-F
period 2006-12-31
SAMEX MINING CORP
filed 2007-06-27
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2006

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2006:  72,287,665 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

6

Item 4.  Information on the Company

18

Item 5. Operating and Financial Review and Prospects

41

Item 6. Directors, Senior Management and Employees

51

Item 7. Major Shareholders and related party transactions

56

Item 8. Financial Information

59

Item 9. The Offer and Listing.

60

Item 10. Additional Information.

61

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

74

Item 12. Description of Securities Other Than Equity Securities.

74

Item 13. Defaults, Dividend Arrearages and Delinquencies.

74

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

74

Item 15A. Disclosure Controls And Procedures

74

Item 15B. Report On Internal Control Over Financial Reporting

75

Item 15C. Changes In Internal Control Over Financial Reporting

75

Item 16A. Audit Committee Financial Expert

75

Item 16B. Code of Ethics

75

Item 16C. Principal Accountant Fees and Services

76

Item 16D. Exemptions From The Listing Standards For Audit Committees

76

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases

76

Item 17. Financial Statements.

76

Item 18. Financial Statements.

95

Item 19. Exhibits.

95

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

	Canadian Dollar Per U.S. Dollars
						3-Month Period Ended December 31
	2006	2005	2004	2003	2002	2006	2005
End of period	1.1652	1.1656	1.2034	1.2923	1.5800	1.1652	1.1656
Average for the period	1.134	1.2115	1.3016	1.4007	1.5703	1.1389	1.1732
High for the period	1.1726	1.2703	1.3970	1.5750	1.6128	1.1652	1.1960
Low for the period	1.0989	1.1507	1.1775	1.2923	1.5108	1.1154	1.1507

	For the month of
	January 2007	February 2007	March 2007	April 2007	May 2007
High for the period	1.1824	1.1852	1.1810	1.1583	1.1136
Low for the period	1.1647	1.1586	1.1530	1.1068	1.0701

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 19, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0638 .  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2002	1 US$ = 688.94 pesos
2003	1 US$ = 691.40 pesos
2004	1 US$ = 609.53 pesos
2005	1 US$ = 559.77 pesos
2006	1 US$ = 530.28 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2006

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	524.48	525.70	528.77	517.33	520.79	542.46	540.62	538.53	538.65	530.95	527.44	527.58

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2007

Month	Jan	Feb	Mar	Apr	May
Pesos	540.51	542.27	538.49	532.30	522.02

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia (the “Company Act”).  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995.  On March 29, 2004, the Company Act was repealed and was replaced by the Business Corporations Act (British Columbia) (the “Business Corporations Act”).  Because of this change, we replaced our former Memorandum of Incorporation with new Notice of Articles on February 11, 2005.  We also amended our Articles to conform to the new legislation and changed our authorized share capital by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  Also during 2005, the Company changed its fiscal year-end from November 30th to December 31st.  (see Item 4 “Information on the Company - History and Development of the Company”).

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration on the search for deposits of precious metal and porphyry copper-gold.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   We hold a strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold, silver and other metals.

In Chile, the Company holds an interest in the following exploration prospects: Los Zorros - gold-copper-silver, Inca -porphyry copper-gold-silver-molybdenum, Espijismo - gold, Tres Puntas/Chimbero - silver.  In Bolivia the Company holds an interest in the following exploration prospects; El Desierto - porphyry copper-gold, Eskapa - gold-silver-copper, Santa Isabel - zinc-silver-lead-indium-copper-gold, Walter - gold-silver-lead-zinc-copper-bismuth, Wara Wara - sediment-hosted zinc-silver-lead-copper, and Yaretani - shear and sediment-hosted gold (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo., who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of  Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the National Association of Securities Dealers’ OTC Bulletin Board under the symbol SMXMF.

Selected Financial Data.

This data is derived from our audited consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).  The following selected financial data has been extracted from the more detailed consolidated financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.   As a result, the financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months for the other fiscal years.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”.

	Fiscal Year Ended December 31, 2006	13 Months Ended December 31, 2005	Fiscal Year Ended November 30, 2004	Fiscal Year Ended November 30, 2003	Fiscal Year Ended November 30, 2002
Income Statement Data
Net Loss From Operations	(1,961,999)	(1,539,887)	(1,803,635)	(1,013,414)	(570,612)
Gain On Sale of Equipment	-	11,172	1,052	-	-
Mineral Interests and Deferred Exploration Costs Written Off	(17,867)	(17,642)	(31,296)	(14,600)	(16,184)
Net Loss for the year (1)
Canadian GAAP	(1,979,866)	(1,546,357)	(1,833,879)	(1,028,014)	(586,796)
US GAAP	(3,930,720)	(2,884,084	(3,899,243)	(1,531,208)	(793,058)
Net Loss per share (1)
Canadian GAAP	(0.03)	(0.02)	(0.03)	(0.02)	(0.01)
US GAAP	(0.06)	(0.04)	(0.06)	(0.03)	(0.02)

Balance Sheet Data
Current Assets	1,406,058	489,815	2,264,303	3,577,146	200,181
Current Liabilities	67,728	35,403	90,467	31,968	365,755(2)
Working Capital	1,338,330	454,412	2,173,836	3,545,178	(165,574)
Total Assets	8,605,000	5,751,166	6,181,545	5,394,055	1,472,856
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	8,537,272	5,715,763	6,091,078	5,362,087	1,107,101
US GAAP	1,451,032	539,862	2,286,427	3,609,365	(112,336)
Number of Shares	72,287,665	66,423,165	65,272,415	62,671,848	48,823,181

(1)

See Note 9 to attached Consolidated Financial Statements to December 31, 2006.

There are several material differences between Canadian GAAP and U.S. GAAP as applicable to the financial information disclosed or summarized herein.  Reference is made to Note 9 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The comparative period data for the fiscal period ended December 31, 2005 is a 13 month period versus 12 month periods for the fiscal years ended December 31, 2006 and November 30, 2004, 2003, and 2002.  Consequently, comparisons of these periods may not be indicative of future results.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,961,999 for the fiscal year ended December 31, 2006, $1,539,887 for the thirteen month fiscal period ended December 31, 2005 and $1,803,635 for the fiscal year ended November 30, 2004.   As of December 31, 2006, we had a cumulative net loss from operations of $13,267,465 and a cumulative deficit of $20,673,479.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of December 31, 2006, we had working capital of $1,338,330 (December 31, 2005: $454,412).  In March 2007 we completed a private placement of 5,742,500 units at a price of $0.80 per unit, raising gross proceeds of over $4.5 million.  With the proceeds of the private placement and additional proceeds from the exercise of stock options during the first quarter of 2007, we had working capital of more than $5 million at the end of the first quarter ended March 31, 2007.  While we believe our current working capital at the date of this report is sufficient to fund our ongoing operations through our 2007 fiscal year ending December 31, 2007, we will require additional capital over the next several years.  In relation to our proposed exploration programs, management will work to secure additional equity financings as required to fund continued exploration on the Los Zorros property, Inca property, Eskapa property and possibly other prospects.   Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

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

Our business is affected by market fluctuations in the prices of minerals sought (gold, silver, copper, and zinc), which are highly volatile.  Depending on the price of gold, silver, copper or other metals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

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

5 Year Gold
High 725.75 Low 300.65
USD per ounce
750
700
650
600
550
500
450
400
350
300
250
www.kitco.com
Jun02
Dec02
Jun03
Dec03
Jun04
Dec04
Jun05
Dec05
Jun06
Dec06
Jun07
Based on New York Close

5 Year Silver
High 14.94 Low 4.27
USD per ounce
16.00
14.00
12.00
10.00
8.00
6.00
4.00
www.kitco.com
Jun02
Dec02
Jun03
Dec03
Jun04
Dec04
Jun05
Dec05
Jun06
Dec06
Jun07
Based on New York Close

5 Year Copper
Jun 01, 2002 to Jun 01, 2007 / 3.3407 +2.5876
(Change calculation is from the start of this chart)
$US/lb
www.kitco.com
4.0000
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
Jul02
Jan03
Jul03
Jan04
Jul04
Jan05
Jul05
Jan06
Jul06
Jan07

5 Year Zinc
Jun 01, 2002 to Jun 01, 2007 / 1.6901 +1.3433
(Change calculation is from the start of this chart)
$US/lb
www.kitco.com
2.2000
2.0000
1.8000
1.6000
1.4000
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
Jul02
Jan03
Jul03
Jan04
Jul04
Jan05
Jul05
Jan06
Jul06
Jan07

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

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the Bolivian and Chilean concessions held by our partners or us.  However, we do carry out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the applicable joint venture party or the Company has acquired satisfactory title to the properties.  The possibility exists that title to one or more of the concessions held by our partners or us might be defective for various reasons.  Should any defect in title be disclosed to us, we would take all reasonable steps to perfect title to the particular concession(s) in question.

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

The development of gold, silver, copper, zinc and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold, silver, copper or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold, silver and copper, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in Bolivia and Chile.  These countries impose certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

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

The Bolivian Mining Code also contains certain restrictions or requirements which may result, in certain circumstances, in the loss of mineral concessions.  These include the requirement to pay an annual tax or patent on mineral concessions (currently about US$25.00 per Unit (25 hectares) during the first 5 years and thereafter, about US$50.00 while the Units are held).

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

With the new government in power in Bolivia, and the recent nationalization of hydrocarbon resources, investors are concerned about media reports that mineral resources may also be nationalized.   Our Bolivian mining consultant has reported that there does not appear to be any concrete plans to nationalize mining properties in Bolivia, but there may be changes to the mining code at a future time which could result in an increase in mining taxes and royalties.  The future changes may also require that, in addition to the current annual patent payments, verifiable work programs, exploration or exploitation must be conducted on mining properties (similar to assessment work required on claims in North America) in order to maintain the mining properties in good standing.  The mining code may also be revised to promote exploration activity on mining property in order to create additional employment and to discourage the holding of idle concessions where no exploration or exploitation is taking place.  Until more detailed information is provide by the Bolivian government, it is impossible to analyze the effect these possible changes may have on the Company’s activities in Bolivia.

The Company’s focus over the past several years has been on its mineral properties in Chile and as a result no exploration has been conducted on our Bolivian properties for some time.  Over the past several years, mineral interests and deferred exploration costs related to the Bolivian properties, with the exception of the Eskapa Property, have been written down annually to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.  In relation to the Eskapa Property, the concessions are owned by a Bolivian company, Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.  In April 2007 we resumed activities at the Eskapa property including construction of a new expanded exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2006 the M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which, at the average exchange rate for March 2006, equated to approximately US$5.95 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2006 the M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which, at the average exchange rate for March 2006, equated to approximately US$1.19 per hectare for exploration concessions).   Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

Foreign investments in Chile can be repatriated under the Foreign Investment Regulations contained in Decree Law 600, the Foreign Investment Statute, which is based on the principle of non discrimination between foreign and local investors.  Foreign investors may enter into a foreign investment contract with the Republic of Chile where the terms of the investments, access to foreign currency, tax matters and other importation and exportation terms can be agreed upon for a term of 10 years or 20 years, if the investment is of an amount that exceeds US$50,000,000.  Chile and Canada entered into a Free Trade Agreement (“FTA”), which has been in effect since July 5, 1997.  This FTA enables Canadian investors to export products of Canadian origin into Chile without paying any custom duties and obtain relief under the double taxation provision, pursuant to which taxes paid in Chile on income generated by operations in Chile, including mining, will be used as a tax credit for the taxes levied in Canada on such income.

At present, the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and or perceived, in a yearly basis, the corporate income is taxed with an income tax at a rate of 17% in year 2007 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% Additional Tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 17% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.

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

We have reserved 12,051,250 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2007, we reserved 6,970,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.76).  In addition we reserved 5,081,250 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.93).  If such options and warrants are fully exercised, such common shares would constitute 13.3% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

We may be classified as a passive foreign investment company during 2006, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2006, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  See Item 10. “Taxation – United States Federal Income Tax Consequences”.

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

The market price of our common shares is highly volatile.  If investors’ interest in the sector in which we operate declines, the price for our common shares would likely also decline.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by other factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the fiscal year ended December 31, 2006 ranged between CDN$0.58 and CDN$1.30 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Change in Articles

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “Act”).   Because of this change, we were required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We were also required to amend our Articles to comply with the new legislation.  Coincidentally with these changes, we also altered our authorized share structure to eliminate the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  See Item 10. “Additional Information – Changes to Corporate Legislation”.

Change In Year-End

During the fourth quarter of fiscal 2005, we changed the Company’s fiscal year-end to synchronize it with the year-end of our Chilean subsidiary and with the quarter ends of our Bolivian subsidiaries.  The change helps make the Company’s accounting and reporting process more streamlined and efficient.  The Company’s old financial year-end of November 30th was extended one additional month and the Company’s new financial year-end is now December 31st.

During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.   As a result, the Company’s annual financial statements for fiscal 2005 covered a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months for the other fiscal years.

Our total mineral interests and exploration costs were $2,161,249 for the fiscal year ended December 31, 2006 as compared to $1,491,548 for the thirteen months ended December 31, 2005, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $1,484,954 during fiscal 2004, $340,300 during fiscal 2005, and $3,806,800 during fiscal 2006.   Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

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

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  The directors and officers of Emibol S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores - Sindico, Raul Castañeta – Alternate Sindico.  Emibol S.A. has authorized capital of 200,000 Bolivianos (“Bs”) and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl.  Its principal assets are its interests in the El Desierto, Eskapa, Wara Wara and Yaretani properties in Bolivia.

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

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. – Pursuant to a letter of intent dated May 18, 2005, we signed the formal option contract to acquire additional mineral concessions situated within the Los Zorros district, Chile.  Under the option, SAMEX acquired concessions covering a 95-hectare-portion of the Los Zorros district by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).

Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. - We signed a Corporate Finance Consulting Agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist us with respect to our corporate financing efforts in Europe and other jurisdictions.   During the 12-month term of the agreement, the Consultant provided introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company agreed to pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completed private placements, with the assistance of the Consultant, having aggregate net proceeds of not less than $2,000,000.  These contacts helped the Company raise private placement funding during the first quarter of fiscal 2006, and as a result all four $25,000 quarterly payments (for a total of $100,000) due under the 12-month corporate finance consulting agreement were paid during fiscal 2006.

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.   We signed an option contract to acquire mineral concessions covering a 2,138-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows: initial payment (including US$208,677 for patentes) of US$608,677 (paid); US$191,323 on March 31, 2007 (paid); US$200,000 on March 31, 2008; and US$1,000,000 on March 31, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  We signed an option contract to acquire mineral concessions covering a 45-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: US$50,000 initial payment (paid); US$50,000 on March 31, 2007 (paid); US$100,000 on March 31, 2008; and US$100,000 on March 31, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A.  We signed an option contract to acquire mineral concessions covering a 20-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows: initial payment of US$25,000 (paid); US$50,000 on April 30, 2007 (paid); US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.  We signed an option contract to acquire mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows: US$50,000 upon signing the Option Agreement (paid); US$50,000 by April 9, 2008; and US$80,000 by April 9, 2009.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

We have not made any material divestitures since the beginning of the last three financial years.

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers.  Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3.   The address for our registered and records office is #2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.  The phone number of our head office is (604) 870-9920.  In South America, we have a field office/residence in La Paz, Bolivia and a field office/residence in Copiapo, Chile.

Business Overview.

During the 2006 fiscal year we were involved in exploration work on our Los Zorros gold-copper-silver prospect in Chile and in the evaluation, acquisition and exploration of our new INCA porphyry copper-gold-silver-moly prospect near Inca de Oro, Chile.  Our expenditures on mineral interests and exploration costs totaled $2,161,249 for 2006.

During the first quarter of 2006 we continued the detailed work of analyzing, compiling, evaluating and interpreting the data and assays from bulldozer trenching completed in the previous quarter on copper-gold-silver targets on the Los Zorros property.  These results will be used to select drill locations for a phase II drill program for Los Zorros (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”).  We also began to seek financing in order to acquire rights to the Inca porphyry copper-gold prospects that had unexpectedly come to our attention.  We signed a Corporate Finance Consulting Agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions and as a result, during the first quarter, we raised gross proceeds of $2,604,000 through a private placement of 3,720,000 units at a price of $0.70 per unit.  This enabled us to secure rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by option agreement to purchase mineral concessions.  Also during the first quarter, we prepared visual materials, maps, photos, cross-sections and drill sections for the Company’s display booth at the Vancouver gold and resource conference and to be used in meetings held in Europe and Toronto.  Annual patent payments were made on our mineral properties during the first quarter.

During the second quarter, we constructed our new field camp and office facilities at the INCA project and we executed two additional option agreements for the acquisition of mineral concessions at the INCA project in Chile.

During the third quarter, we completed the construction and equipping of the camp and exploration office at the INCA project in Chile.  In addition, extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also had an airborne orthographic photo survey flown over the INCA project in order to produce orthographic air-photos and detailed topographic maps of the mineralized target areas.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we were able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  Our objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

During the fourth quarter of 2006, we completed the final option payments on two separate option agreements to acquire mineral concessions covering portions of the Los Zorros property in Chile.  We also commenced a large (30.6 line-kilometers) geophysical IP survey at the INCA Project in Chile.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.  Initial results from the first two lines were very encouraging and consequently the program was expanded to a total of six survey lines, which were finally completed in January 2007.   Based on results of the IP survey, we have significantly increased both the size of target areas and our confidence in the porphyry copper model for the property.  For more than fifty years, the INCA property has been the subject of a variety of mining and exploration activities including open-cut mines, shafts, underground workings, drilling and limited IP surveys.  This information provided SAMEX with good geological controls, which significantly improved interpretation of the IP data.  Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.  By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade. These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources. (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”

During the fourth quarter of 2006 we also paid the annual patent payments on our Bolivian mineral concessions.  The Company’s focus over the past year has been on our mineral properties in Chile and as a result no exploration was conducted on our Bolivian properties.  Over the past several years, mineral interests and deferred exploration costs related to the Bolivian properties, with the exception of the Eskapa Property, have been written down annually to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

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

LOOKING FORWARD FOR 2007, we anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  In March 2007, we completed a private placement of 5,742,500 units at $0.80 per unit raising gross proceeds of over $4.5 million. With this funding, the Company plans to conduct further exploration at the INCA project, the Los Zorros property and the Eskapa property.  Drilling at the INCA project will likely involve the larger portion of our anticipated exploration expenditures for 2007.  A phase-two drill program is also considered for the Los Zorros property.   In April 2007 we resumed activities at our Eskapa prospect in Bolivia including expanding and refurbishing the exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.  We are also negotiating other possible mineral property acquisitions in Chile which may be funded from current cash reserves or made subject to further private placement financings depending on circumstances at the time.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”, “Inca Project” and “Eskapa Property”).  See “Special Note Regarding Forward Looking Statements”.

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

Description of Property

CHILEAN PROPERTIES

INCA PROJECT

The Company has secured rights to more than 11,500 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by four separate agreements for options to purchase mineral concessions. The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the option agreements, SAMEX can acquire 100% interest in mineral concessions as follows:

Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows:

i)

initial payment (including US$208,677 for patentes) of US$608,677 (paid);

ii)

US$191,323 on March 31, 2007 (paid);

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

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008; and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008; and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

Under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

US$50,000 by April 9, 2008; and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.   Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (example March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (example March 2006  M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploitation concessions).

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO made an important porphyry copper discovery at Inca de Oro on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  One limited part of the INCA project area at the Lower Manto Cuba mine was drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

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

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

During the third quarter of 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  In addition extensive maps were compiled from ground surveying of topographic, geologic and mining features.  A contract was also completed to produce orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we have been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.

IP Geophysical Survey Significantly Expands Target Areas - During the fourth quarter of 2006, SAMEX commenced a large (30.6 line-kilometers) geophysical IP survey at the INCA Project.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   Initial results from the first two lines were very encouraging and consequently the program was expanded to a total of six survey lines, which were finally completed in January 2007.  Based on results of the IP survey, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property.

For more than fifty years, the INCA property has been the subject of a variety of mining and exploration activities including open-cut mines, shafts, underground workings, drilling and limited IP surveys.  This information provided SAMEX with good geological controls, which significantly improved interpretation of the IP data.  Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.

By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade.

These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

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

Trench	Length	Average Copper	Average Gold	Average Molybdenum
	In Meters	%	ppm*	ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

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

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Further work during 2005 provided a better understanding of these targets:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  Three of these targets, Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03.   The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

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

Target D (La Florida) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching. The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Further work during 2005 provided a better understanding of the targets in Exploration Area III - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

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

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west.  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area.  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching, which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos.  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

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

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target.  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

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

Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005.  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

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

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury.

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

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of $1,500,000.

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

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Puchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property.  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option to purchase on October 27, 2006, we now hold 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Puchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).

SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

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

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.  Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.   Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (example March 2006 M.T.U. was 31,444 x 1/10th = 3,144.4 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$5.95 per hectare).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (example March 2006  M.T.U. was 31,444 x 1/50th = 628.88 Chilean Pesos per hectare which at the average exchange rate for March 2006, would equate to approximately US$1.19 per hectare for exploitation concessions).

ESPEJISMO PROSPECTS

The Company has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects in the Inca de Oro region of Chile by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS

The Company has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects in the Inca de Oro region of Chile by purchasing concessions at a government auction and by staking.  No exploration programs are planned on these silver prospects until additional concessions are acquired.

MISCELLANEOUS PROPERTIES, CHILE

The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation.  No exploration is currently planned.

AREA OF INTEREST AGREEMENT FOR SILVER EXPLORATION IN CHILE

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile (as bounded; to the north by Chile’s “Region III” northern boundary; as to the south by 30 degrees south latitude; as to the east by Chile’s international border with Argentina; and to the west by the Pacific Ocean).  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) will enable SAMEX to utilize and advance these assets more effectively.  This provides an opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX has fulfilled this condition for the first year of the agreement).  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.  SilverCrest made the first payment of US$37,500 on December 5, 2005.  (At May 31, 2007, the second payment had not been received, as SilverCrest has requested the opportunity to possibly re-negotiate certain terms of the agreement).   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

BOLIVIAN PROPERTIES

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Mineral Interest costs since 1995 totaling $1,305,420 at December 31, 2006.

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

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  In April 2007 we plan to resume activities at our Eskapa precious metal prospect in Bolivia including refurbishing and expanding the exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.

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

Patent fees ranging between approximately US$1.00 to $2.00 per hectare (depends upon US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs was written off in fiscal 2000 due to inactivity on the property.

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

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

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

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.   The property is along trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  The exploration objective at El Desierto is to delineating targets for porphyry copper-gold deposits.

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

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  In 2006 we reduced our landholdings in the area, but we continue to maintain concessions covering approximately 1,469 hectares for further evaluation.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

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

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada which we rent on a month-to-month basis at a monthly cost of $1,430 in rent plus taxes and operating costs approximating $500.  We have a field-office/residence in La Paz, Bolivia which is also a South American residence for our Vice-President, Exploration, Robert Kell, which we rent on a month to month basis at a cost of US$500 per month.  We also have a field-office/residence in Copiapo, Chile which we rent on a month to month basis at a cost of approximately US$725 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2006 and the thirteen-month fiscal period ended December 31, 2005 compared to the prior fiscal year ended November 30, 2004.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2006 and the related notes included in Item 17 of this report.  Note that during 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.  As a result of this change, the financial statements for fiscal 2005 (the transition year) cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to fiscal 2006 which covers the year (twelve months) ended December 31, 2006.  Consequently, comparisons of the 2006 fiscal year to the 2005 fiscal period may not be indicative of future results.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk Factors”.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2006.

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

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2006, the prices of gold, silver, copper and zinc dramatically increased over their prices in the previous five years from 2000 to 2005, and although these metals experienced significant price volatility during 2006, they all maintained prices substantially higher than the previous five years, which effectively improved the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Going Concern Assumptions

As described in Note 1 to our consolidated financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

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

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 6(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

During fiscal 2006, we granted options on 1,850,000 shares at $0.85 per share resulting in a stock-based compensation expense totaling $1,094,575. Of that amount, $886,014 was included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $208,561 was capitalized to mineral expenses included in the categories “Geology, Mapping and Surveys” in the Statements of Mineral Interests.

During fiscal 2005, a stock-based compensation expense of $830,742 was recorded in the statement of operations in relation to the grant of 2,255,000 options during the second quarter.  These were new options, granted in-part to replace 2,175,000 share options that expired during the second quarter of 2005.  In prior years, “Stock-Based Compensation” expenses of $1,077,916 were recorded for the fiscal year ending November 30, 2004 and $408,400 for the fiscal year ending November 30, 2003.

Operating results

Fiscal Year Ended December 31, 2006 compared to the Thirteen-Month Fiscal Period Ended December 31, 2005

During the first quarter of 2006 we were principally involved in continuing exploration program on our Los Zorros property in Chile; the evaluation and acquisition of our new INCA project in Chile; financing activities; and preparation of visual materials, maps, photos, cross-sections and drill sections for the Company’s display booth at the Vancouver gold and resource conference and for meetings held in Europe and Toronto.  Annual patent payments were made on our mineral properties.

During the second quarter, we constructed our new field camp and office facilities at the INCA project and we executed two additional option agreements for the acquisition of mineral concessions at the INCA project in Chile and.  We completed our Annual Report and Audited Financial Statements for fiscal 2005 and held the Company’s Annual General Meeting.  We also completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission.

During the third quarter, we completed the construction and equipping of the camp and exploration office at the INCA project in Chile.  In addition, extensive maps were compiled from ground surveying of topographic, geologic and mining features.  A contract was also completed to produce orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  So far, we have been able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we have been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  The Company’s objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

During the fourth quarter, we completed the final option payments on two separate option agreements to acquire mineral concessions covering portions of the Los Zorros property in Chile.  We also commenced a large (30.6 line-kilometers) geophysical IP survey at the INCA Project in Chile.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.  Initial results from the first two lines were very encouraging and consequently the program was expanded to a total of six survey lines, which were finally completed in January 2007.

Summary for fiscal 2006 - As a result of our activities throughout fiscal 2006, our expenditures on mineral interests and exploration costs for the year totaled $2,161,249 at December 31, 2006, as compared to $1,491,548 for fiscal 2005.  These costs for 2006 include $208,561 of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to our geologists who work on our mineral properties.

A $233,043 portion of the mineral interests and exploration costs for 2006 was expensed in the Statement of Operations and Deficit as “Mineral Interests Investigation Costs”. The remaining $1,928,206 is recorded as “Expenditures” in the Statement of Mineral Interests.  As a result of these Expenditures, our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $7,086,240 at December 31, 2006 from $5,175,901 at December 31, 2005.

At the end of fiscal 2006, certain costs were written off on the El Desierto ($5,879), Walter ($1,045), Wara Wara ($6,488) and Yaretani ($4,455) properties since no current exploration is being conducted on these properties.  These costs written off, relate to the category “Property Patent Payments”, which are the annual patent fees paid to maintain the property concessions.  At the 2006 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2006 was $1,339,761 compared to $424,287 at December 31, 2005.   At December 31, 2006, we were debt-free, apart from $67,728 of accounts payable and accrued liabilities compared to $35,403 at December 31, 2005

The following comments are related to certain categories in the consolidated financial statements for the fiscal year ended December 31, 2006:

Consolidated Balance Sheet

“Other Current Assets” - includes $36,187 which reflects the booked value of 2,025.727 grams of gold the Company held at December 31, 2006.

“Accounts Payable And Accrued Liabilities” – consists of general accounts payable and $20,000 audit fee accrual.

 “Accounting & Audit” – increase in costs during 2006 compared to 2005 is due in-part to increased accounting fees, increased audit requirements/cost for the audit of financial statements filed with the US Securities and Exchange

Commission, and to costs for the preparation/filing of controlled foreign affiliate tax information documents for multiple years (one time cost) related to our foreign subsidiaries.

Consolidated Statements of Operations and Deficit

“Mineral Interests Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.  Increases in this category over 2005, are due mainly to increased generative exploration and investigation/evaluation of mineral properties, and increased activity related to general and administrative functions at our Bolivian and Chilean operations.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries, Benefits and Stock-Based Compensation” – includes salaries and benefits of $362,665 and also includes a stock-based compensation expense of $886,014 related to the following:  During 2006, the Company granted options on 1,850,000 shares at $0.85 per share resulting in a stock-based compensation expense totaling $1,094,575. Of that amount, GAAP requires a stock-based compensation expense of $886,014 to be included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $208,561 to be capitalized as mineral expenses included in the categories “Geology, Mapping and Surveys” in the Statements of Mineral Interests.    These stock-based compensation expenses have been determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options (See Note 6. d of the Financial Statements).

“Travel and Promotion” – The increase during fiscal 2006 is related to the Company’s exhibiting in the Vancouver gold and resource conference during the first quarter and again during the second quarter.  Additional costs were also incurred throughout the year related to travel/introductions/meetings with shareholders, brokers and fund managers in London, Paris, Geneva, Zurich, Amsterdam, San Francisco, New York, Toronto and Vancouver.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  These categories also include $208,561 (in aggregate) of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to our geologists who work on our mineral properties (See Note 6. d of the Financial Statements).

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2006.  We realized a net loss of $1,979,866 for the fiscal year ended December 31, 2006 or $0.03 per share compared to a net loss of $1,546,357 for the 13-month period ended December 31, 2005 or $0.02 per share (the size of the net losses for both these periods is due in-part to stock-based compensation expenses of $1,094,575 related to stock options granted during the second quarter of 2006 and stock-based compensation expenses of $830,742 related to stock options granted during the second quarter of 2005).   Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver, copper and other metals and to aggressively explore our current properties.  In March 2007, the Company completed a private placement of 5,742,500 units at $0.80 per unit raising gross proceeds of over $4.5 million.  With this funding, the Company plans to conduct further exploration at the INCA project, the Los Zorros property and the Eskapa property.  Drilling at the INCA project will likely involve the larger portion of our anticipated exploration expenditures for 2007.  A phase-two drill program is also considered for the Los Zorros property.   In April 2007 we resumed activities at our Eskapa precious metal prospect in Bolivia including refurbishing and expanding the exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.  SAMEX is also negotiating other possible mineral property acquisitions in Chile which may be funded from current cash reserves or made subject to further financings depending on circumstances at the time.  See “Special Note Regarding Forward Looking Statements”.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources are sufficient to fund our general operations as currently anticipated for the remainder of the 2007 fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Operating Results for the Thirteen-Month Fiscal Period Ended December 31, 2005 compared to Fiscal Year Ended November 30, 2004

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

During the fourth quarter of fiscal 2005 we re-logged drill core, conducted bulldozer trenching, sampling, assaying and geologic mapping in several Exploration Areas at the Los Zorros property.  In Exploration Area II (Milagro) certain Phase I drill core was re-logged in order to better understand and outline gold targets in that area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.  Trenching in Exploration Area IV (Cinchado East/La Socialista) totaled 3,009 meters in 14 trenches with 1,020 samples taken in the trenches and an additional 82 samples taken from old pits and vein workings.   We also carried out generative exploration and evaluation of copper, gold, silver, molybdenum prospects in the Inca project area near Inca de Oro, Chile.   During the fourth quarter, we also entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile (as bounded; to the north by Chile’s “Region III” northern boundary; as to the south by 30 degrees south latitude; as to the east by Chile’s international border with Argentina; and to the west by the Pacific Ocean).  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement will enable us to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”, “Inca Project” and “Area Of Interest Agreement For Silver Exploration In Chile”).

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

“Los Zorros - Chile” - “Recovery of Costs” – $(43,538) - the CDN $ value of the US$37,500 payment received from SilverCrest Mines Inc. pursuant to the “Area of Interest Agreement For Silver Exploration In Chile”.

Liquidity and Capital Resources (for fiscal 2005) - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the fiscal period (13-month) ended December 31, 2005.  We realized a net loss of $1,546,357 for the fiscal period ended December 31, 2005 or $0.02 per share compared to a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver, copper and other metals and to aggressively explore our current properties, particularly the Los Zorros, Eskapa, and Inca properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations as currently anticipated for the remainder of the 2006 fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2003 and 2004, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for precious metal exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During fiscal 2005, proceeds of $330,300 were raised from the exercise of warrants.  During the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  A cash cost of $100,000 has been recorded as “Financing Costs” in Note 6.b of the financial statements pursuant to the four $25,000 quarterly payments made under the 12-month corporate finance consulting agreement with European consultants, Spartacus Ltd.

During the first quarter of fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $100,000 were realized from the exercise of options.

Use Of Proceeds For Fiscal 2003, 2004, 2005 and 2006 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on mineral properties totaled $1,491,548 to December 31, 2005.  In fiscal 2006, during the first quarter ended March 31, 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $$2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations over the next year from funds on hand.  In March 2007, the Company completed a private placement of 5,742,500 units at $0.80 per unit raising gross proceeds of over $4.5 million. With this funding, the Company plans to conduct further exploration at the INCA project, the Los Zorros property, the Eskapa property, and possibly other SAMEX prospects.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the option obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,200,000	US$200,000	US$1,000,000
Araya Option (2) Option Payments	US$200,000	US$100,000	US$100,000
Rojas Option (3) Option Payments	US$225,000	US$75,000	US$150,000
Parra Option (4) Option Payments	US$130,000	US$50,000	US$80,000
Hochschild Purchase (5) Advance Royalty (italics)	US$500,000	US$100,000	US$300,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$1,755,000 Advance Royalty US$500,000	US$425,000 Advance Royalty US$100,000	US$1,330,000 Advance Royalty US$300,000	Advance Royalty US$100,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”)

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

(3) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”)

(4) These are option payments pursuant to an option to purchase mineral property forming a 21-hectare portion of our INCA property under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

(5) Pursuant to the exercise of the Unilateral Purchase Option Contract dated November 6, 2003 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., we now hold 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner. (See Item 4 “Information on the Company” – “Description of Property” – “Los Zorros Property”).

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

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it will likely be more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties typically increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

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

Employees, Salaries, Payment to Related Party – During fiscal 2006, we had from 20 to 21 employees, the majority of which were involved in the exploration activity on our properties in Chile.  By comparison, during fiscal 2005 we had from 19 to 21 employees.  Salaries, for employees who are also directors or officers of the Company, totaled $418,884 during fiscal 2006, a $124,484 portion of which was capitalized as mineral interests (compared to the 2005 fiscal period of 13-months when their salaries totaled $432,494, a $133,494 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $25,965 for legal services during fiscal 2006 (2005 - $31,918).

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and director, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at May 31, 2007.  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 45 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 66 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 56 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Patricio G. Kyllmann, 55 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 50 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 57 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 55 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are also our directors or officers, totaled $418,884 for the 2006 fiscal year ended December 31, 2006 including $144,000 to Jeffrey Dahl, our President and Chief Executive Officer, US$102,000 to Robert Kell, our Vice President-Exploration, and $92,800 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $25,965 for legal services during the fiscal year ended December 31, 2006.

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

At our Annual General Meetings held on May 20, 2004, May 5, 2005, June 1, 2006, and May 31, 2007 the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During the 2006 fiscal year ended December 31, 2006 and in the subsequent period to May 31, 2007, stock options were exercised or were granted under the Company’s Stock Option Plan as follows:

Stock Options Exercised – On January 3, 2006, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On March 2, 2006, a director of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share.  On May 4, 2006 a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On May 16, 2006, a director/officer of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.20 per share.  June 5, 2006 a director of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share.  October 10, 2006 a director of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share.  October 30, 2006 a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share. November 9, 2006 a director and officer of the Company exercised stock options for the purchase of 150,000 shares at a price of $0.20 per share.  December 21, 2006 a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On February 23, 2007 directors/officers of the Company exercised stock options for the purchase of 275,000 shares at a price of $0.20 per share.  On March 12, 2007 a consultant of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.20 per share.  On March 15, 2007 a director/officer of the Company exercised stock options for the purchase of 125,000 shares at a price of $0.20 per share.  On April 17, 2007 a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

Options Granted - On May 2, 2006 options were granted on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the Company and 1,500,000 shares granted to directors/officers of the Company.  The options have a ten-year term expiring May 2, 2016.  On February 23, 2007 options were granted to directors/officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.  The options have a ten-year term expiring February 23, 2017.

As a result of the stock options exercised or granted, at May 31, 2007 there were 7,020,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 6,075,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 945,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Sept. 12, 2002	50,000	$0.20	Sept. 12, 2007
	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	125,000	$1.10	Aug. 6, 2009
	April 20, 2005	350,000	$0.40	April 20, 2015
	May 2, 2006	300,000	$0.85	May 2, 2016
	Feb 23, 2007	270,000	$0.84	Feb 23, 2017
Peter Dahl	Nov. 17, 2003	75,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	100,000	$1.10	Aug. 6, 2009
	April 20, 2005	350,000	$0.40	April 20, 2015
	May 2, 2006	150,000	$0.85	May 2, 2016
	Feb 23, 2007	150,000	$0.84	Feb 23, 2017
Robert Kell	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	125,000	$1.10	Aug. 6, 2009
	April 20, 2005	350,000	$0.40	April 20, 2015
	May 2, 2006	300,000	$0.85	May 2, 2016
	Feb 23, 2007	275,000	$0.84	Feb 23, 2017
Larry McLean	Nov. 17, 2003	125,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	125,000	$1.10	Aug. 6, 2009
	April 20, 2005	350,000	$0.40	April 20, 2015
	May 2, 2006	300,000	$0.85	May 2, 2016
	Feb 23, 2007	250,000	$0.84	Feb 23, 2017
Allen Leschert	Nov. 17, 2003	50,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	100,000	$1.10	Aug. 6, 2009
	April 20, 2005	350,000	$0.40	April 20, 2015
	May 2, 2006	150,000	$0.85	May 2, 2016
	Feb 23, 2007	150,000	$0.84	Feb 23, 2017
Patricio Kyllmann	Nov. 17, 2003	50,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	100,000	$1.10	Aug. 6, 2009
	May 2, 2006	150,000	$0.85	May 2, 2016
	Feb 23, 2007	125,000	$0.84	Feb 23, 2017
Brenda McLean	Nov. 17, 2003	40,000	$1.00	Nov. 17, 2008
	Aug 6, 2004	40,000	$1.10	Aug. 6, 2009
	April 20, 2005	175,000	$0.40	April 20, 2015
	May 2, 2006	150,000	$0.85	May 2, 2016
	Feb 23, 2007	75,000	$0.84	Feb 23, 2017
Philip Southam	Oct. 15, 2003	30,000	$0.63	Oct. 15, 2008
	Feb 3, 2004	55,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	50,000	$1.10	Aug. 6, 2009
	April 20, 2005	30,000	$0.40	April 20, 2015
	May 2, 2006	70,000	$0.85	May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Nov. 12, 2002	50,000	$0.20	Nov. 12, 2007
	Aug. 13, 2003	50,000	$0.40	Aug. 13, 2008
	Aug 6, 2004	50,000	$1.10	Aug. 6, 2009
	May 2, 2006	50,000	$0.85	May 2, 2016
Dale Dobson	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	25,000	$1.10	Aug 6, 2009
Manuel Avalos	Feb 3, 2004	50,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	50,000	$1.10	Aug. 6, 2009
	May 2, 2006	100,000	$0.85	May 2, 2016
Jorge Humphreys	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	15,000	$1.10	Aug. 6, 2009
	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	Feb 3, 2004	25,000	$1.00	Feb. 3, 2009
	Aug 6, 2004	15,000	$1.10	Aug. 6, 2009
	May 2, 2006	20,000	$0.85	May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016

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

Employees.

At December 31, 2006 we had 21 employees.  By May 31, 2007, that number had increased to 24 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2006 were involved in activities related to our mineral exploration properties in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2006	Exploration	1	14	1	16
	Administrative/Office	4		1	5
	Total:				21
December 31, 2005	Exploration	1	13	1	15
	Administrative/Office	4		1	5
	Total:				20
November 30, 2004	Exploration	1	14	1	16
	Administrative/Office	4		1	5
	Total:				21

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2007.  There were 78,580,165 common shares issued and outstanding as of May 31, 2007.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/06	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	425,000	0.54%	50,000 125,000 125,000 350,000 300,000 270,000	$0.20 $1.00 $1.10 $0.40 $0.85 $0.84	Sept. 12, 2007 Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter J. Dahl Chairman/Director	648,600	0.83%	75,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert E. Kell Vice President Exploration / Director	569,500	0.73%	125,000 125,000 350,000 300,000 275,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	481,525	0.61%	125,000 125,000 350,000 300,000 250,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen D. Leschert Director	422,012	0.54%	50,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio G. Kyllmann Director	156,200	0.20%	50,000 100,000 150,000 125,000	$1.00 $1.10 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean Corporate Secretary	268,975	0.34%	40,000 40,000 175,000 150,000 75,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at May 31, 2007, 78,580,165 common shares of the Company were issued and outstanding.  At that date, we had 74 shareholders of record with addresses in the United States holding an aggregate of 9,608,617 common shares representing 12.2% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at May 31, 2007.

All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2006 and the subsequent period to May 31, 2007, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 270,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl Director and Chairman	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell Director, Vice President - Exploration	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 275,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry McLean Director, Vice President – Operations, CFO	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 250,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen Leschert Director	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann Director	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 300,000 150,000 125,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Brenda McLean Corporate Secretary	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 175,000 150,000 75,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

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

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, CEO	Sep 21, 2005 Jan 3, 2006 May 4, 2006 Dec 21, 2006 Apr 17, 2007	50,000 50,000 50,000 50,000 50,000	$0.20 $0.20 $0.20 $0.20 $0.20	$10,000 $10,000 $10,000 $10,000 $10,000

Peter Dahl Director and Chairman	Dec 10, 2003 May 16, 2006	100,000 100,000	$0.20 $0.20	$20,000 $20,000
Robert Kell Director, Vice President - Exploration	Feb 23, 2007 Mar 15, 2007	75,000 125,000	$0.20 $0.20	$15,000 $25,000
Larry McLean Director, Vice President – Operations, CFO	Oct 30, 2006 Nov 9, 2006 Feb 23, 2007	50,000 100,000 50,000	$0.20 $0.20 $0.20	$10,000 $20,000 $10,000
Patricio Kyllmann Director	Dec 9, 2003 Feb 26, 2004 Apr 8, 2004 Mar 2, 2006 Jun 5, 2006 Oct 10, 2006	50,000 100,000 100,000 100,000 100,000 100,000	$0.20 $0.40 $0.40 $0.40 $0.40 $0.40	$10,000 $40,000 $40,000 $40,000 $40,000 $40,000
Allen Leschert - Director	Feb 23, 2007	100,000	$0.20	$20,000
Brenda McLean Corporate Secretary	Nov 9, 2006 Feb 23, 2007	50,000 50,000	$0.20 $0.20	$10,000 $10,000
Linda Dahl, Consultant - wife of Jeffrey Dahl, Director, President, CEO	Jul 7, 2004	30,000	$0.20	$6,000

Warrants Exercised by Related Parties:

Related Party Name/Position	Date Warrant Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, Chief Executive Officer	Feb. 19, 2004 Mar 31, 2004	25,000 25,000	$0.40 $0.40	$10,000 $10,000
Peter Dahl Chairman & Director	Feb.9, 2004 Aug 1, 2006	40,000 92,500	$0.25 $0.40	$10,000 $37,000
Robert Kell Director, Vice President – Exploration	Jan 19, 2006 May 18, 2006	50,000 50,000	$0.40 $0.40	$20,000 $20,000
Allen Leschert - Director	Sep 8, 2006	55,000	$0.40	$22,000
Heidi Dahl – wife of Peter Dahl, Chairman & Director	Nov 27, 2006	10,000	$0.80	$8,000
John Michael Dahl – son of Peter Dahl, Chairman & Director	Nov 6, 2006	10,000	$0.80	$8,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Oct. 23, 2003 Feb. 25, 2004 Jul 12, 2006 Nov 7, 2006	15,000 40,000 22,500 10,000	$0.12 $0.25 $0.40 $0.80	$1,800 $10,000 $9,000 $8,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	Feb. 11, 2004 Jul 12, 2006	40,000 22,500	$0.25 $0.40	$10,000 $9,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Aug 21, 2006 Nov 27, 2006	12,000 5,000	$0.40 $0.80	$4,800 $4,000
Linda Dahl, - wife of Jeffrey Dahl, Director, President, CEO	Apr 2, 2004 Nov 27, 2006	5,000 25,000	$0.40 $0.80	$2,000 $20,000
Walter & Alida Dahl – brother of Peter Dahl, Chairman & Director	Nov 2, 2006	10,000	$0.40	$8,000

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

Private Placement – On March 16, 2007 we issued 200,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to a director/officer at a price of $0.80 per unit under a private placement of 5,742,500 units sold.  The Related Party subscriber was:

Related Party Name/Position	Number of Units Purchased	Proceeds
Peter Dahl - Chairman & Director	200,000	$160,000

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

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $25,965 for legal services during the 2006 fiscal year ended December, 31, 2006; $31,918 for legal services during the 13-month period ended December 31, 2005, and $33,386 during the fiscal year ended November 30, 2004.

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

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2006.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2006 and December 31, 2005, and the consolidated statements of operations and deficit and cash flows for each of the fiscas years in the three-year period ended December 31, 2006 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

ITEM 9. THE OFFER AND LISTING.

Offer and Listing Details.

The following sets forth the price history of our common shares for the period indicated, as reported by the TSX Venture Exchange (formerly Canadian Venture Exchange Inc.).  They reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
May 2007	0.99	0.70
April, 2007	1.05	0.77
March, 2007	0.92	0.60
February, 2007	0.99	0.61
January, 2007	0.83	0.62
December 2006	0.90	0.65
Financial Year 2006	1.30	0.58
Fourth Quarter	1.02	0.65
Third Quarter	1.22	0.84
Second Quarter	1.30	0.65
First Quarter	0.98	0.58
Financial Year 2005	0.89	0.34
Fourth Quarter (4 months)	0.70	0.38
Third Quarter	0.56	0.37
Second Quarter	0.63	0.34
First Quarter	0.89	0.52
Financial Year 2004	1.65	0.65
Fourth Quarter	1.20	0.74
Third Quarter	1.25	0.65
Second Quarter	1.42	0.80
First Quarter	1.65	0.86
Financial Year 2003	1.63	0.16
Financial Year 2002	0.42	0.03

Financial Year 2001	0.17	0.04
Financial Year 2000	0.25	0.09

The closing price of our common shares on the TSX Venture Exchange on May 31, 2007 was $0.79.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTC Bulletin Board under the trading symbol “SMXMF”.

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Changes To Corporate Legislation.

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “Act”).     Because of this change, we were required to undertake certain transitionary steps set out under the Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We also amended our Articles to conform to the new legislation and changed our authorized share structure to eliminate the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  We a changed the Company’s fiscal year-end from November 30th to December 31st during fiscal 2005.  See Item 4 “Information On the Company”.

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

Director's Power To Vote On Compensation To Themselves

Subject to the Act, our Articles provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee (composed of non-executive directors) to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

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

Changes In Our Capital

Our Articles provide that we may, subject to the Act and, by special resolution, increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the special resolution of our shareholders determines.

In addition, subject to the Act, we may also by special resolution subdivide or consolidate our shares;

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

Furthermore, the Act provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our Constating Documents, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 15 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our Articles. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

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

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this report:

1.

Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 5, 2005, June 1, 2006 and May 31, 2007

2.

Unilateral Purchase Option Contract dated June 29, 2005 between Compañia Minera San Estaban Primera S.A. and our subsidiary Minera Samex Chile S.A. concerning option to purchase concessions covering a 95-hectare-portion of the Los Zorros property.

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

8.

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning an option to purchase mineral concessions covering a 21-hectare portion of the Inca project

Exchange controls.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2006, the Threshold was determined to be $265,000,000.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning or before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007.  (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2007.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.  Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2006, and based on current business plans and financial projections, expects that it will be a PFIC for the taxable year ending December 31, 2007.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

Subsidiary Information.

As of May 31, 2007 we have the following subsidiaries:

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

Modification of Instruments Defining Rights of Security Holders.  Not Applicable.

Modification or Issuance of Other Class of Securities.  Not Applicable

Withdrawal or Substitution of Security.   Not Applicable.

Change of Trustee or Paying Agent.   Not Applicable

Use of Proceeds.  Not Applicable

ITEM 15A. DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d – 14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

ITEM 15B. REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual report on internal control over financial reporting: Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•

provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under an extension, we are not required to provide management’s report on internal control over financial reporting until we file an annual report for our first fiscal year ending after December 15, 2007.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report will not be subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission until we are required to file an annual report for our first fiscal year ending after December 15, 2008.  These temporary rules (i) permits a “non-accelerated filer” to omit management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2007 and  (ii) permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an annual report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an annual report for its first fiscal year ending after December 15, 2008.

ITEM 15C. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Audit Fees

The aggregated fees billed for each of the past two fiscal year by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $37,028 for the 13-month fiscal period ended December 31, 2005; and $39,624 for the fiscal year ended December 31, 2006.

Audit-Related Fees

Our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants has not billed us for any assurance and related services rendered during the past two fiscal years that are reasonably related to the performance of the audit or review of our financial statements or services that are not reported under the caption “Audit Fees” above.

Tax Fees

The aggregate of fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for 2004 for the Company and its subsidiaries was $8,000 for the fiscal year ending November 30, 2004 (included 32 tax information forms for the Company’s controlled foreign affiliates for the years 1997 – 2004).  This $8,000 fee was billed in May 2006.

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

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Auditor’s Report dated April 3, 2007

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Operations and Deficit for the year ended December 31, 2006 and the 13 month period ended December 31, 2005 and the year ended November 30, 2004

Consolidated Statements of Mineral Interests for the year ended December 31, 2006 and the 13 month period ended December 31, 2005 and the year ended November 30, 2004

Consolidated Statements of Cash Flow for the year ended December 31, 2006 and the 13 month period ended December 31, 2005 and the year ended November 30, 2004

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  These principles, as they pertain to our consolidated financial statements, differ from United States’ generally accepted accounting principles (“U.S. GAAP”) in a number of material respects, which are set out elsewhere herein.  See Note 9 to the attached consolidated financial statements.

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations and deficit, and cash flows for the year ended December 31, 2006, the thirteen month period ended December 31, 2005, and the year ended November 30, 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006, the thirteen month period ended December 31, 2005, and the year ended November 30, 2004 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 3, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 3, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 3, 2007

 FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS

CURRENT
CASH	$1,339,761	$424,287
OTHER CURRENT ASSETS	66,297	65,528

	1,406,058	489,815

MINERAL INTERESTS (NOTE 3)	7,086,240	5,175,901
EQUIPMENT (NOTE 4)	112,702	85,450

	$8,605,000	$5,751,166

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$67,728	$35,403

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	25,799,118	22,092,318

CONTRIBUTED SURPLUS (NOTE 6)	3,411,633	2,317,058

DEFICIT	(20,673,479)	(18,693,613)

	8,537,272	5,715,763

	$8,605,000	$5,751,166

GOING CONCERN (NOTE 1)

COMMITMENTS (NOTE 3)

SUBSEQUENT EVENTS (NOTE 10)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEAR ENDED DECEMBER 31,	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,
	2006	2005	2004
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$80,356	$25,509	$31,803
AMORTIZATION	36,301	30,457	20,552
BANK CHARGES & INTEREST (INCOME)	(20,925)	(16,307)	(25,920)
CONSULTING	15,480	21,490	2,000
FOREIGN EXCHANGE LOSS (GAIN)	31,846	(37,321)	(4,058)
LEGAL	59,978	77,768	83,833
MINERAL INTERESTS INVESTIGATION COSTS	233,043	102,656	53,045
OFFICE, SUPPLIES, MISCELLANEOUS	84,499	76,365	99,205
PRINTING	3,380	2,845	7,562
REGULATORY FEES	25,976	20,845	28,414
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 6.d)	1,248,679	1,175,415	1,447,734
SHARE TRANSFER AGENT	15,040	11,816	13,806
TRAVEL AND PROMOTION	148,346	48,349	45,659

NET LOSS FROM OPERATIONS	1,961,999	1,539,887	1,803,635

GAIN ON SALE OF EQUIPMENT	-	(11,172)	(1,052)
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	17,867	17,642	31,296

NET LOSS	1,979,866	1,546,357	1,833,879

DEFICIT, BEGINNING	18,693,613	17,147,256	15,313,377

DEFICIT, ENDING	$20,673,479	$18,693,613	$17,147,256

BASIC AND DILUTED NET LOSS PER SHARE	$0.03	$0.02	$0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	70,264,207	65,915,415	64,153,516

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

SUMMARY OF EXPENDITURES	YEAR ENDED DECEMBER 31,	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,
	2006	2005	2004

ESPEJISMO - CHILE	$3,529	$-	$-
INCA - CHILE	1,379,900	-	-
LOS ZORROS - CHILE	456,748	1,141,542	2,277,924
TRES PUNTAS/CHIMBERO - CHILE	14,306	-	-
EL DESIERTO - BOLIVIA	5,879	5,880	6,402
ESKAPA - BOLIVIA	46,223	14,547	10,335
SANTA ISABEL	-	-	337
WALTER - BOLIVIA	1,045	1,045	1,155
WARA WARA - BOLIVIA	6,488	6,260	18,477
YARETANI - BOLIVIA	4,455	4,457	4,925
EXPLORATION ADVANCES / (RECOVERIES)	9,633	215,161	(236,330)

EXPENDITURES	1,928,206	1,388,892	2,083,225

WRITTEN OFF

EL DESIERTO - BOLIVIA	(5,879)	(5,880)	(6,402)
SANTA ISABEL - BOLIVIA	-	-	(337)
WALTER - BOLIVIA	(1,045)	(1,045)	(1,155)
WARA WARA - BOLIVIA	(6,488)	(6,260)	(18,477)
YARETANI - BOLIVIA	(4,455)	(4,457)	(4,925)

BALANCE, BEGINNING	5,175,901	3,804,651	1,752,722

BALANCE, ENDING	$7,086,240	$5,175,901	$3,804,651

SUMMARY OF DEFERRED COSTS

CHILE
ESPEJISMO	$3,529	$-	$-
INCA	1,379,900	-	-
LOS ZORROS	4,327,633	3,870,885	2,729,343
TRES PUNTAS/CHIMBERO	14,306	-	-
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,305,420	1,259,197	1,244,650
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES*	50,452	40,819	(174,342)

	$7,086,240	$5,175,901	$3,804,651

*UNALLOCATED ADVANCES: The fiscal quarter year end (September 30th) of the Bolivian subsidiaries is three months earlier than the fiscal quarter/year end (December 31st) of the parent company.  Consequently, funds transferred from SAMEX Mining Corp. to these subsidiaries during the three-month accounting stub period are recorded as Unallocated Advances which will subsequently be allocated to the appropriate property/category in the following quarter, based on the financial statements of the respective subsidiary.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

DETAILS OF EXPENDITURES - CHILE	YEAR ENDED DECEMBER 31,	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,
	2006	2005	2004
ESPEJISMO - CHILE
PROPERTY PATENT PAYMENTS	$3,529	$-	$-

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$188,373	$-	$-
FIELD SUPPLIES	29,501	-	-
FOOD AND LODGING	5,545	-	-
GEOLOGY, MAPPING AND SURVEYS	281,812	-	-
LEGAL	32,837	-	-
MINERAL INTEREST ACQUISITION COSTS	818,417	-	-
SITE ADMINISTRATION	11,491	-	-
TRAVEL	11,924	-	-

	$1,379,900	$-	$-

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$62,276	$375,447	$1,430,481
FIELD SUPPLIES	11,525	72,076	26,838
FOOD AND LODGING	13	55,187	112,912
GEOLOGY, MAPPING AND SURVEYS	38,165	281,775	257,991
MINERAL INTEREST ACQUISITION COSTS	236,215	205,249	87,230
PROPERTY PATENT PAYMENTS	46,978	-	-
RECOVERY OF COSTS	-	(43,538)	-
SITE ADMINISTRATION	29,066	106,351	79,625
TRAVEL	8,477	26,044	71,684
VALUE ADDED TAXES	24,033	62,951	211,163

	$456,748	$1,141,542	$2,277,924

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$509	$-	$-
PROPERTY PATENT PAYMENTS	13,797	-	-

	$14,306	$-	$-

EXPENDITURES - CHILE	$1,854,483	$1,141,542	$2,277,924

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

DETAILS OF EXPENDITURES - BOLIVIA	YEAR ENDED DECEMBER 31,	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,
	2006	2005	2004
EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$5,879	$5,880	$6,402

ESKAPA – BOLIVIA
AMORTIZATION	$12,420	$1,867	$2,601
DRILLING AND SUB-CONTRACTS	139	-	-
FOOD AND LODGING	1,651	1,245	-
FUEL	161	383	-
GEOLOGY, MAPPING AND SURVEYS	23,143	732	-
LEGAL	391	1,262	-
PROPERTY PATENT PAYMENTS	7,922	8,028	7,596
REPAIR AND MAINTENANCE	-	24	-
SITE ADMINISTRATION	-	396	138
TRAVEL	396	610	-

	$46,223	$14,547	$10,335

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$-	$-	$337

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$1,045	$1,045	$1,155

WARA WARA - BOLIVIA
FIELD SUPPLIES	$-	$-	$304
FOOD AND LODGING	-	-	140
GEOLOGY, MAPPING AND SURVEYS	-	-	7,825
PROPERTY PATENT PAYMENTS	6,488	6,260	6,410
TRAVEL	-	-	3,798

	$6,488	$6,260	$18,477

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$4,455	$4,457	$4,925

EXPENDITURES - BOLIVIA	$64,090	$32,189	$41,631

EXPENDITURES - CHILE	$1,854,483	$1,141,542	$2,277,924

EXPENDITURES - BOLIVIA	64,090	32,189	41,631

EXPLORATION ADVANCES / (RECOVERIES)	9,633	215,161	(236,330)

TOTAL EXPENDITURES	$1,928,206	$1,388,892	$2,083,225

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

	YEAR ENDED DECEMBER 31, 2006	THIRTEEN MONTH PERIOD ENDED DECEMBER 31, 2005	YEAR ENDED NOVEMBER 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,979,866)	$(1,546,357)	$(1,833,879)
ADD NON-CASH ITEMS
AMORTIZATION	36,301	30,457	20,552
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	17,867	17,642	31,296
STOCK-BASED COMPENSATION	886,014	830,742	1,077,916

	(1,039,684)	(667,516)	(704,115)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(769)	23,467	(88,995)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	32,325	(55,064)	58,499

NET CASH USED IN OPERATIONS	(1,008,128)	(699,113)	(734,611)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	3,706,800	340,300	1,484,954

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,706,800	340,300	1,484,954

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(1,719,645)	(1,388,892)	(2,083,225)
EQUIPMENT	(63,553)	(3,316)	(68,956)

NET CASHED USED IN INVESTING ACTIVITIES	(1,783,198)	(1,392,208)	(2,152,181)

NET CHANGE IN CASH	915,474	(1,751,021)	(1,401,838)

CASH, BEGINNING	424,287	2,175,308	3,577,146

CASH, ENDING	$1,339,761	$424,287	$2,175,308

SUPPLEMENTAL INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars.  All inter-company balances and transactions are eliminated on consolidation.  The fiscal year end of the inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30th.  The fiscal year end of the Chilean subsidiary is December 31st.  In November of 2005, the Company changed its fiscal year-end of November 30th by extending it for one additional month to a new fiscal year-end of December 31st.  This was done in order to synchronize the year end of the Company with the year end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries, making the Company’s accounting and reporting process more streamlined and efficient.  As a result of the year end change, the financial statements for fiscal 2005 (the transition year) cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to fiscal 2006 which covers the year ended December 31, 2006.

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

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2006 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations

For the year ended December 31, 2006 and the thirteen-month period ended December 31, 2005, the Company reported net losses of $1,979,866 and $1,546,357 respectively and has incurred losses since inception totalling $20,673,479.  At December 31, 2006, the Company had working capital in the amount of $1,338,330.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including stock-based compensation and carrying value of mineral properties, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

b.

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

c.

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

d.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration costs or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

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

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

e.

Translation of Foreign Currency – The Company uses the temporal method of foreign currency translation to account for its integrated subsidiaries.  Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

f.

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

g.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

h.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’s common stock in accordance with the terms of its stock option plan.  The Company adopted the ccounting recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses all stock-based compensation awards.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.

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

l.

Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

l.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current year’s financial statements.

3.

MINERAL INTERESTS

The Company has invested in various properties located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Annual government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.

Inca Property – The Company holds 100% interest in more than 5,000 hectares of mineral concessions acquired by staking, purchase at government auction, and by three separate agreements for options to purchase 100% interest in mineral concessions as follows:   Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$608,677 paid).  Option payments are due: March 31, 2007 - US$191,323; March 31, 2008 – US$200,000; and March 31, 2009 – US$1,000,000.  A 1% net smelter royalty has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$50,000 paid April 4, 2006).  Option payments are due: March 31, 2007 - US$50,000; March 31, 2008 – US$100,000; and March 31, 2009 – US$100,000.  A 1% net smelter royalty retained by the vendor for a period of 20 years.  The Company has the option to buyout the royalty at any time for US$500,000.    Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$25,000 paid May 25, 2006).  Option payments are due: US$50,000 on April 30, 2007; US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  No royalty is payable on these concessions.

ii.

Los Zorros Property – The Company acquired 100% interest in approximately 7,895 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts: Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to a net smelter royalty of up to 2%.  The Company has the option to buyout the royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.  San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% net smelter royalty retained by the vendor.  Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and to a 0.25% Net Smelter Return royalty.

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 824 hectares of mineral concessions by staking and purchasing concessions at government auction.

BOLIVIA

i.

Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.   The property is subject to a net smelter royalty of 0.6 % and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare have been paid annually to maintain the mining concessions.

ii.

El Desierto Property - The Company has a 99% interest in 1,469 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to a net smelter royalty of 0.6%.  The property is currently inactive and consequently the property has been written down to a nominal value of $1,000 until exploration activity is resumed on the property.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare have been paid annually to maintain the mining concessions.

iii.   Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the property has been written down to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed on the property.

iv.

Walter Property - The Company’s subsidiary, Bolivex S.A. acquired 100% interest in 910 hectares of mineral interests for a purchase price of US$500,000. The property is subject to a net sales royalty of up to 3% (gross sales less the cost of smelting and sale).  Patent fees of approximately US$1.00 per hectare have been paid annually to maintain the mining concessions.  The property is currently inactive and consequently the property has been written down to a nominal value of $1,000 until exploration activity is resumed on the property.

v.

Wara Wara Property - The Company’s subsidiary, Emibol S.A. acquired 100% interest in 3,875 hectares of mineral concessions acquired by staking and by two purchase/sale agreements for an aggregate purchase price of US$9,500.  The property is subject to a net smelter royalty of 0.6%.  Patent fees of between approximately US$1.00 and $2.00 per hectare have been paid annually to maintain the mining concessions. The property is currently inactive and consequently has been written down to a nominal value of $1,000 until exploration activity is resumed on the property.

vi.

Yaretani Property – The Company’s subsidiary Emibol S.A. acquired 100% interest in 2,280 hectares of mineral interests pursuant to an option agreement and two purchase agreements for an aggregate purchase price of US$131,200.  The property is subject to a net smelter royalty of 0.6%.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare have been paid annually to maintain the mining concessions.  The property is currently inactive and consequently the property has been written down to a nominal value of $1,000 until exploration activity is resumed on the property.

4.

EQUIPMENT

	AT DECEMBER 31, 2006			AT DECEMBER 31, 2005

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 89,612	$ 64,155	$ 25,457	$ 125,920	$ 90,206	$ 35,714
Exploration equipment	55,220	11,369	43,851	131,835	123,499	8,336
Vehicles	82,586	39,192	43,394	125,499	84,099	41,400

	$ 227,418	$ 114,716	$ 112,702	$ 383,254	$ 297,804	$ 85,450

In 2006, the Company wrote-off $219,389 of fully depreciated assets in Bolivia.

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, a director charged the Company $25,965 for legal services (2005 - $31,918).  Employees who are also directors or officers of the Company were paid salaries totaling $418,884 in fiscal 2006, a $124,484 portion of which was capitalized as mineral interests (fiscal 2005 – $432,494 of which $133,494 was capitalized).  Stock options were granted to director/officers for the purchase of 1,500,000 shares in aggregate at a price of $0.85 per share (Refer to Note 6. d).

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	COMMON SHARES	VALUE

Balance November 30, 2004	65,272,415	$21,752,018

Incentive stock options exercised
At $0.20 per share	50,000	10,000
Warrants exercised
At $0.30 per share	1,100,000	330,000
At $0.40 per share	750	300

Balance December 31, 2005	66,423,165	22,092,318

Incentive stock options exercised
At $0.20 per share	450,000	90,000
At $0.40 per share	300,000	120,000
Warrants exercised
At $0.40 per share	304,500	121,800
At $0.78 per share	50,000	39,000
At $0.80 per share	1,040,000	832,000
Private Placement
At $0.70 per share	3,720,000	2,604,000
Financing Costs
Cash	-	(100,000)

Balance at December 31, 2006	72,287,665	$25,799,118

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

c.

Stock Options and Warrants

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE NOV 30, 2004	GRANTED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2005	GRANTED (EXERCISED)	BALANCE DEC 31, 2006	EXERCISE PRICE	TERM TO

2,175,000	(2,175,000)	-	-	-	$0.40	Apr 19, 2005
950,000	(50,000)	900,000	(400,000)	500,000	$0.20	Mar 19, 2007
200,000	(100,000)	100,000	(50,000)	50,000	$0.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
105,000	(75,000)	30,000	-	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
330,000	(125,000)	205,000	-	205,000	$1.00	Feb 3, 2009
75,000	(75,000)	-	-	-	$1.00	May 4, 2009
1,070,000	(125,000)	945,000	-	945,000	$1.10	Aug 6, 2009
-	2,255,000	2,255,000	(300,000)	1,955,000	$0.40	Apr 20, 2015
-	-	-	1,850,000	1,850,000	$0.85	May 2, 2016

5,595,000	(470,000)	5,125,000	1,100,000	6,225,000

As at December 31, 2006, the weighted average remaining contractual life of the options is 6 years and the weighted average exercise price is $ 0.70

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2004	ISSUED (EXERCISED)	BALANCE DEC 31, 2005	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2006	EXERCISE PRICE	TERM TO

1,100,000	(1,100,000)	-	-	-	$0.30	Jun 11, 2005
305,250	(750)	304,500	(304,500)	-	$0.40	Sep 15, 2006
753,200	-	753,200	(753,200)	-	$0.80	Nov 7, 2006
431,150	-	431,150	(431,150)	-	$0.80	Nov 27, 2006
500,000	-	500,000	(500,000)	-	$1.05	Nov 28, 2006
400,000	-	400,000	-	400,000	$1.10	Aug 25, 2009
-	-	-	1,860,000	1,860,000	$0.78	Feb 13, 2009
-	-	-	(50,000)	(50,000)	$0.78	Feb 13, 2009

3,489,600	(1,100,750)	2,388,850	(178,850)	2,210,000

As at December 31, 2006, the weighted average remaining contractual life of the share purchase warrants is 2.25 years and the weighted average exercise price is $0.84

d.

Stock-Based Compensation

During 2006, the Company granted options on 1,850,000 shares at $0.85 per share resulting in a stock-based compensation expense totaling $1,094,575. Of that amount, $886,014 was included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $208,561 was capitalized to mineral expenses included in the categories “Geology, Mapping and Surveys” in the Statements of Mineral Interests.  The Company measures compensation costs using the fair value-based method for all stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Option pricing models require the input of assumptions including the expected life and price volatility.  Changes in these assumptions can materially affect the fair value estimate.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during 2006:  Expected dividend yield – 0; Expected stock price volatility – 80%; Risk-free interest rate – 4.0%; Expected life of options – 5 years.  The following assumptions were used for the Black-Scholes valuation of stock options granted during 2005:  Expected dividend yield – 0%; Expected stock price volatility – 79%; Risk-free interest rate – 4.1%; Expected life of options – 10 years.

e.

Contributed Surplus

The Contributed Surplus arises solely from Stock Based Compensation (Refer Note 6.d).

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the year ended December 31, 2006	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$8,357	$27,944	$36,301
Foreign exchange loss	-	31,846	31,846
Mineral interests administration and investigation costs	-	233,043	233,043
Salaries, benefits & stock-based compensation	1,248,679	-	1,248,679
Administration and general	337,991	74,139	412,130

Net loss from operations	1,595,027	366,972	1,961,999

Mineral interests and deferred exploration costs written off	-	17,867	17,867

Net loss for the year	$1,595,027	$384,839	$1,979,866

Expenditure for equipment and mineral interests	$4,107	$1,987,652	$1,991,759

Equipment and mineral interests	$17,534	$7,086,240	$7,103,774

Total assets	$1,350,526	$7,254,474	$8,605,000

For the 13 months ended December 31, 2005

Operating expenses
Amortization	$13,360	$17,097	$30,457
Foreign exchange gain	-	(37,320)	(37,320)
Mineral interests administration and investigation costs	-	102,656	102,656
Salaries, benefits & stock-based compensation	1,175,415	-	1,175,415
Administration and general	191,805	76,874	268,679

Net loss from operations	1,380,580	159,307	1,539,887

Mineral interests and deferred exploration costs written off	-	17,642	17,642
Gain on sale of equipment	-	(11,172)	(11,172)

Net loss for the year	$1,380,580	$165,777	$1,546,357

Expenditure for equipment and mineral interests	$7,616	$1,384,592	$1,392,208

Equipment and mineral interests	$21,814	$5,239,537	$5,261,357

Total assets	$480,938	$5,270,228	$5,751,166

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2006, the Company had Canadian operating losses of approximately $720,000.  These losses expires as follows: 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; and 2016 - $720,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,598,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax benefits have been recognized in the accounts for these foreign losses and resource-related expenditures.

9.

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

Mineral interest costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2.d.  For US GAAP, mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral properties under option agreements, all option payments have been expensed to date.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

As of the date of these financial statements, the Company has incurred only acquisition and exploration costs which have been expensed.   To date the Company has not established any proven or probable reserves on its mineral properties.

CONSOLIDATED STATEMENTS OF OPERATIONS	2006	2005	2004

Net loss as shown on the financial statements – CDN basis	$(1,979,866)	$(1,546,357)	$(1,833,879)
Deferral of translation gain (loss) on inter-company transactions of a long-term investment nature	(40,515)	33,523	(13,435)
Mineral interests costs expensed	(1,910,339)	(1,371,250)	(2,051,929)

Net loss – US basis	(3,930,720)	(2,884,084)	(3,899,243)

Other Comprehensive income (loss)	(40,515)	(33,523)	13,435

Comprehensive loss	$(3,971,235)	$(2,917,607)	$(3,885,808)

Basic and diluted loss per share – US basis	$(0.06)	$(0.04)	$(0.06)
Weighted average number of common shares outstanding	70,264,207	65,915,415	64,153,516

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED STATEMENTS OF CASH FLOW	2006	2005	2004

Net cash flows from operating activities under Canadian GAAP	$(1,008,128)	$(699,113)	$(734,611)
Mineral Interest Costs	(1,719,645)	(1,388,892)	(2,083,225)

Net cash used in operating activities under US GAAP	(2,727,773)	(2,088,005)	(2,817,836)

Net cash flows from financing activities under CDN GAAP and US GAAP	3,706,800	340,300	1,484,954

Net cash flows used in investing activities under CDN GAAP	(1,783,198)	(1,392,208)	(2,152,181)
Mineral Interest Costs	1,719,645	1,388,892	2,083,225

Net cash used in investing activities under US GAAP	(63,553)	(3,316)	(68,956)

Net change in cash	915,474	(1,751,021)	(1,401,838)
Cash, beginning	424,287	2,175,308	3,577,146

Cash, ending	$1,339,761	$424,287	$2,175,308

CONSOLIDATED BALANCE SHEETS	2006		2005

Assets	CDN BASIS	US BASIS	CDN BASIS	US BASIS

Current	$1,406,058	$1,406,058	$489,815	$489,815
Mineral interests	7,086,240	-	5,175,901	-
Equipment	112,702	112,702	85,450	85,450

	$8,605,000	$1,518,760	$5,751,166	$575,265
Liabilities
Current	$67,728	$67,728	$35,403	$35,403
Shareholders’ equity	8,537,272	1,451,032	5,715,763	539,862

	$8,605,000	$1,518,760	$5,751,166	$575,265

US Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 does not have any impact on the Company.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The adoption of SFAS No. 158 had no impact on the financial position or results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. SFAS No. 157 does not have any impact on the Company.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adoption of SAB No. 108 had no impact on the financial position or results of operations of the Company.

10.  SUBSEQUENT EVENTS

Private Placement – March 2007 – The Company completed a private placement of 5,742,500 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant entitles the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant which expires March 16, 2009.  The units (5,742,500 shares and 2,871,250 warrants) were issued March 16, 2007 and are subject to a four-month hold period until July 17, 2007.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company was a placee for 200,000 units.  The Company paid 7% finder’s fees ($253,400 in aggregate) to four separate parties for their assistance in placing portions ($3,620,000 in aggregate) of the private placement.

Options Granted - February 23, 2007- Pursuant to the Company’s Stock Option Plan, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.   The options have a ten-year term which expires February 23, 2017.

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

1.6.

*New Articles of SAMEX effective June 13, 2005 (*previously filed with our 2005 Annual Report);

1.7.

*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on June 13, 2005 (*previously filed with our 2005 Annual Report);

4.1

*Stock Option Plan which received annual approval by our shareholders on May 20, 2004 and on May 5, 2005 and on June 1, 2006 and again on May 31, 2007 (*previously filed with our 2004 Annual Report);

4.2

*Letter of Intent re Option to Purchase mining concessions dated May 18, 2005 between our subsidiary, Minera Samex Chile S.A. and Minera San Estaban Primera S.A. concerning our option to purchase mining concessions in the Copiapo Area III Region, Chile (Los Zorros district) (*previously filed with our 2004 Annual Report);

4.3

*Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. concerning option to purchase concessions covering a 95-hectare-portion of the Los Zorros district (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report);

4.4

*Area of Interest Agreement dated November 7, 2005 between SAMEX Mining Corp. and SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile (*previously filed with our 2005 Annual Report);

4.5

*Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. concerning assistance with respect to our corporate financing efforts in Europe and other jurisdictions (*previously filed with our 2005 Annual Report);

4.6

*Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report);

4.7

*Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S.A. concerning option to purchase concessions covering a 45-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report);

4.8

*Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 20-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report);

4.9

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 21-hectare-portion of the Inca project (English translation of the Spanish contract);

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

Date: June 25, 2007

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

Exhibit 4.9

English translation of the Spanish contract

UNILATERAL OPTION CONTRACT

JAIME RUBEN PARRA VASQUEZ

and

MINERA SAMEX CHILE S.A.

In Santiago de Chile, on April 9 of the year two thousand and seven, before me, Eduardo Avello-Concha, Notary Public and Title Holder to the 27° Notary’s Office of Santiago, with place of business at Nº 0153, Orrego Luco, District of Providencia, the following parties appear: Mr. Jaime Ruben Parra Vasquez, Chilean, married, mining entrepreneur, national identification card number 5.193.621-3, acting in his own name and on behalf of Mrs Olga Eliana Salas Ansaldi, Chilean, married with the appearing named party,  national identification  card number 5. 514.558-k,  with domicile in  Arica, Población Tucapel II, Avenida Tucapel number 0185, Arica commune, First Region and for this purpose both with domicile in this city, calle Calvo Mackenna number  76, de la  Florida commune, hereinafter also denominated the  “Offerer” and on the other part, Mr. Francisco Vergara Irarrázaval, Chilean, married, lawyer, identity card number 6.063.548-K, domiciled in Isidora Goyenechea N° 2939, suite 704, Las Condes commune, Santiago, in representation of MINERA SAMEX CHILE S.A. hereinafter also “SAMEX” or indistinctly the “Beneficiary”, a contractual mining society engaged in the line of business of its denomination  that was constituted by means of a public deed date July 5, 2002, executed before the Notary of Santiago Mr. Eduardo Avello  Concha, which abstract was recorded in folio 29.424 number 23.874 of the Commerce Registry of the Registrar of Real State and Commerce of Santiago of year 2002 of the same domicile as it representative. The appearing parties are of age and have accredited their identity with the above referred cards and Witnesses: That the parties hereby enter into the following Unilateral Sale Option Contract of Mining Concessions, hereinafter and indistinctly the “Contract”, pursuant to the provisions of articles one hundred and sixty nine and other applicable articles of the Mining Code.

CLAUSE ONE: Mining Properties  of Mr Jaime Ruben Parra Vasquez which are  Part of this Option Agreement  Sociedad Contractual Minera Porvenir :  California 26, 27, 36 and 37, located in  Sierra San Pedro de Cachiyuyo Diego de Almagro commune, Chañaral province, III Region of Atacama  which Survey Document is registered in folio 162 overleaf, number 43 in the Registry of Property of the Registrar of Mines of Chañaral for year 1989, Rol Nacional Number 031021309-8, all the said mining concessions are legally constituted, filed and in effect and the mining patents covering same have been fully and paid; hereinafter all this mining properties jointly, shall be referred to as the “Concessions”.

CLAUSE TWO: Purchase Option. By virtue of the present Contract, Mr Jaime Ruben Parra Vasquez   duly individualize  and duly authorized by his wife Mrs Olga Eliana Salas Ansaldi, as is evidenced by the special power of attorney granted in Arica by public document dated March 27, 2007, before the Notary Public  of Arica, Mr Juan Antonio Retamal Concha, power which is not inserted in this document because it is known by the parties and by the Notary Public who  authorize this document,  hereby  grant to SAMEX a purchase option according to the terms of article  one hundred and sixty nine of the Mining Code, and irrevocably offer to sell, assign and transfer the Mining Concessions specified in clause One of the present deed in the term, price, form of payment, modus operandi, conditions, formalities and other clauses stated below, which Mr. Francisco Vergara-Irarrázaval, acting in the representation conferred to him by SAMEX hereby accepts. The purchase option and sale offer of the Mining Concessions contained in this instrument are granted with an irrevocable nature, such that Offerer cannot repent or retract its offer.  In turn, the eventual exercise of this option shall be for all Concessions, not being admissible the partial exercise of the option by SAMEX.  By the indicated terms, the Offerer by the present instrument expresses its consent for the eventual sale of the said concessions.  SAMEX hereby declares to receive the offer and purchase option and reserves itself the faculty to freely exercise it within the term and according to the conditions stipulated in the present Contract. While the option right contemplated in this agreement is pending, SAMEX shall be entitled to conduct trial mining to obtain bulk samples for testing and for pilot plant trials to confirm processes to be applied to the eventual exploitation of the ores that come from the said Mining Concessions.

CLAUSE THREE: Term for Exercising the Option. The purchase option offered in the present Contract is granted for the term of 24 months counted from  April 9, 2007,which expires on  April 9, 2009 .At any time within said term, SAMEX can express its decision to accept or reject the offer for sale of the above mentioned Mining Concessions, being entitled to give or not said acceptance, although it should then abide by the terms and conditions stipulated in the present Contract. In case SAMEX elects to exercise within the indicated term the purchase option of the Mining Concessions offered, it should so express it by means of a public deed on acceptance thereof executed before the same Notary who authorizes this Contract, or before the person who replaces or acts for him at any title within the term stipulated in the present Clause.  In case that SAMEX expresses its decision to exercise the proposed purchase option and in the event that one or more installments are pending of payment, established in Clause Four. Two, simultaneously with the subscription of the acceptance deed, SAMEX should deliver to the Notary the respective endorsable bank checks payable at sight in favor of the Offerer, for the amount of money representing the price of the purchase option then pending of payment, as stipulated in Clause Four. Two, together with the instruction of delivering same to the Offerer against signature of the corresponding receipt public deed and the exhibition of a certificate issued by the Mining Registrar of Chañaral, both documents are to SAMEX account, and accrediting that the Mining Concessions specified in Clause One of the present Contract are recorded in favor of SAMEX or its assignees, free from any mortgage and encumbrances, prohibitions, interdictions and litigations. SAMEX should likewise inform the Offerer by means of a registered letter, at the latest within the seven days following the execution of the acceptance deed, their decision of having exercised the offer. To the effects of the validity of the acceptance, the Notary who authorizes the acceptance deed should leave on record therein that he has received the above mentioned bank checks, for delivery to the Offerer. The mere fact that SAMEX or its assignee subscribes said public deed on acceptance shall mean that the purchase and sale operation is formalized, being understood that it is made up by this Purchase Option Contract and said acceptance deed.

CLAUSE FOUR: Offered Purchase and Sale Price. Four.One. The total price of the offered purchase and sale covering the Mining Concessions singularized in Clause One shall be the amount of US$ 180.000 dollars of the United States of America, which shall be paid to the Offerer as follows:

a) The sum of US$ 50.000 dollars of the United States of America which is paid in its equivalent in Chilean currency and which amounts to CH$ 26.840.500, pesos which is received in this act by the Offerer to its entire satisfaction;

b)   With the sum of US$ 50.000 dollars of the United States of America payable in their equivalent in local currency on April 9, 2008 ;

c) With the sum of US$ 80.000 dollars of the United States of America; payable in their equivalent in local currency on April 9, 2009;

As of the moment that the full payment of the price stipulated in this Clause Four. One  is effected, together with the respective recording of the acceptance public deed, it shall be understood that SAMEX has acquired the ownership title of the Mining Concessions covered by the present Contract, all as specified in clause One.  The payment of each of the price installments shall be effected in the domicile of the Notary who authorizes this deed, against the signature of a public deed on receipt to be signed by the Offerer. In any case, the  obligation to pay each installment shall be understood to be fully and timely complied with through the delivery to the authorizing Notary, or to  its  successor, alternate or replacement, of the bank checks at sight in favor of the Offerer, expressed in pesos, local tender for the total of each installment, or of the outstanding balance of the price, stipulated in this Clause Four. One, on the date the Beneficiary pays the installment or exercises the option as foreseen in Clause Three, jointly with the instruction to deliver same to the Offerer upon signature of the corresponding receipt deed.

CLAUSE FIVE:  Waiver to Exercise the Option. If the Beneficiary does not express its decision to accept the proposed offer within the term expiring on April 9, 2009 , as stipulated in Clause Four.One, or if it expressly states in a public deed its decision not to persevere in the Option Contract, or if it does effect a full and timely payment of any of the price installments provided for in Clause Four.One  and the Offerer advise in writing to

SAMEX  the situation of non-payment of said installment  and the latter does not pay it  within a term of thirty days counted from the date of  dispatch of said communication, both the purchase option and the irrevocable  offer submitted in this instrument shall ipso facto become without effect, and SAMEX hereby waives the request of return of any sum of money paid to the Offerer as part of the price, and said amounts shall remain to the benefit of the latter by way of indemnity of all and any damage. In this case, SAMEX shall consequently not be bound to pay to the Offerer the amounts or non-paid installments of the price of the offered purchase option stipulated in Clause Four.One  which have not become due for payment.  In the same case, the immediate release of all prohibitions and encumbrances established by reason of this Contract shall proceed, without any further arrangement except of the exhibition to the respective Mining Registrar of the corresponding statement made in a public deed, or of a certificate issued by the Notary in lieu thereof, whereby it is accredited that the stipulated terms have lapsed and the Beneficiary has not accepted the offer nor exercised the option, or else it has not paid any one of the option installments agreed upon in above Clause Four.One.  In the event the present Contract is terminated, SAMEX hereby expressly authorizes the above Notary to execute the deeds on release of prohibitions established hereunder.  At the same time, within the term of thirty days, SAMEX should transfer at no cost whatsoever the permits and authorizations it has obtained in relation to the Mining Concessions which are the subject matter of this Contract and shall provided to the Offerer within the same term all the technical, geological, drilling, samples and in general all technical information and documentation that SAMEX has obtained in relation to the Mining Concessions while this Contract has been in effect.  CLAUSE SIX: Exchange Rate. To all the payment effects of the sums stipulated in this instrument, the equivalence of the dollar to the peso shall be that indicated by the Central Bank of Chile for the “observed dollar” prevailing on the working day of any day of payment referred to in this Contract. If said exchange rate does not exist, the dollar equivalence shall be determined according to the exchange rate that replaces same that best reflects the par of exchange between the US dollar and the Chilean pesos.

CLAUSE SEVEN: Exclusive Exploration Right (ONE). As of this date and while the Beneficiary maintains its optional right in force, SAMEX shall have in possession of the property and the exclusive right to undertake in it all kind of reconnaissance and geological prospection works, such as trenches, pits, drifts, geophysical, geochemical, magnetometric works,  all types of drilling and in general,  all the necessary exploratory works conducive to complete a qualitative evaluation of the mineral resources that could exist in the Mining Concessions; the Offerer shall be bound from then on to grant all kind of facilities in order that SAMEX performs the above mentioned works and research.(TWO) For purposes of carrying out the reconnaissance, prospection and other geological exploratory works referred to in the preceding paragraph (One), SAMEX shall be authorized by the Offerer to introduce in the mining concessions under its exclusive responsibility and risk, all kind of vehicles, equipment and machinery, either its own or belonging to third parties, and to install all the types of camps that are necessary for the welfare of the personnel collaborating in said duties. To these effects, Offerer leave on record that at present no installations or camps belonging to it or to third parties exist in the mining concessions. (THREE) As of this date and during the life of this contract, Offerer commits itself not to undertake, either by itself or through third parties any mining activity whatsoever in the area of the Mining Concessions. (FOUR) Offerer will remove from the areas of the Mining Concessions all elements that belong to third parties and will cancel any arrangement, agreement or authorization granted or enter into with third parties or individuals currently mining or undertaking mining work in the areas cover by the Mining Concessions. In case that SAMEX has to remove from the area the individuals or equipments of third parties the cost involved for this effect will be paid and charged to Offerer. SAMEX will be authorized to deduct from any Option Payment due in accordance to Clause 4.1 the cost incurred to comply with these obligations.

CLAUSE EIGHT: Defense, Payment of Patents and Processing. During the life of the present Contract, the Offerer should adopt all judicial and extrajudicial necessary measures to maintain duly constituted and effective the Mining Concessions specified in this deed and to defend said Mining Concessions and the ores contained therein against any third parties pretension; they should inform in writing to SAMEX of any action or legal appeal filed to safeguard said concessions and /or the ores they contain and from any action or legal appeal filed by third parties to claim or pretend any rights over said mining properties and/or the ores they contain, within the seven days subsequent to the filing of the former or the receipt of the notice, in case of the second. While the present Contract is in effect, SAMEX or the party designated by it can intervene as a third party supporting of one party, in the defense of litigations or law suits relating to the mining properties referred to hereunder. During the life of the present Contract, all expenses covering payment of mining patents shall be borne by SAMEX and should be paid in March of each year; the Offerer should be delivered in the month of April of each year the vouchers accrediting said payment.  If necessary, SAMEX shall request the Offerer the original payment vouchers covering patents for any required legal arrangement. If during the period when this Contract is in effect, SAMEX does not pay the mining patents of the Mining Concessions, these may be paid directly by the Offerer, who will have the right to request and charge SAMEX through a request made by certified mail, the reimbursement of the said payments made, being SAMEX obligated to reimburse the amount paid within a period of 30 days.

CLAUSE NINE.  Assignment of the Contract. The Beneficiary shall be empowered to assign its rights in the present Contract or to transfer, be associated or dispose in any form of all or part of its rights in this Contract to a third party, provided the involved assignee declares in the contract serving as a title of its acquisition, that assignee shall agree to comply with the same and all obligations assumed by the assignor by virtue of the present Contract, in the same terms and as if the Contract had been entered into by the assignee and it shall commit itself to impose the same obligations to any subsequent assignee. In the event that the rights and warranties stipulated in this Contract in favor of the Offerer are maintained in full force and effect, the Offerer cannot reject to concur to the execution of the public deed of assignment.

CLAUSE TEN:  Form of the Sale and Title Clearance. The Mining Concessions are sold as a specified item, in the condition they currently are found, with all their uses, usages, rights and active and passive easements, free from mortgages, encumbrances, prohibitions, litigations, attachments, purchase contracts of ores found in situ, leases or any other kind of acts or contracts, encumbrances, real and personal rights that prevent the free use, enjoyment, disposition and delivery of the Mining Concessions specified in Clause One, with exception of the encumbrances and prohibitions duly indicated in Clause 18 of this public document in favor of Empresa Nacional de Minería. The Offerer shall be accountable for the title clearance pursuant to the law.

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

CLAUSE THIRTEEN : Domicile of the Parties. To all the effects of the present Contract, especially to the effects of any communication that should be done to execute same, the parties hereby establish their special domicile in the city and district of Santiago de Chile and specifically (a) SAMEX designates its domicile at Isidora Goyenechea N° 2939, suite 704, district of Las Condes, Santiago of Chile,  to the attention of Mr. Francisco Vergara-Irarrázaval, facsimile number 56-2-333 8633; (b) the Offerer designate their domicile at  Calvo Mackenna number 76, La Florida commune, Santiago, to the attention of Mr. Jaime Ruben Parra Vasquez. Any requirement, communication or notice that either party should or could make, shall be sent by means of a registered letter addressed through a Notary Public to the above indicated domiciles; it is understood that the requirement, communication or notice is timely by the mere fact that the registered letter is send within the term or opportunity stipulated in this Contract.

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

CLAUSE FIFTEEN : Expenses. All expenses, rights and taxes caused by the subscription of this Unilateral Sale Option Contract and its execution shall be borne by SAMEX.

CLAUSE SIXTEEN: Authorization of the Spouse. By public document dated on March 27, 2007 granted before the Notary Public of Arica, Mr Juan Antonio Retamal Concha, Mrs Olga Eliana Salas Ansaldi, duly individualized in the appearing paragraph of this public document has expressly authorized her spouse Mr Jaime Ruben Parra Vasquez to executed the present Unilateral Option to Purchase Agreement and also the Purchase Agreement of the Mining Concessions duly singularized in Clause One of this public deed, power of attorney which is not inserted because it is known to the parties and to the Notary Public who authorized this public deed.

CLAUSE SEVENTEEN: Recording Faculty. The bearer of an authorized copy of this deed is empowered to request and sign all pertinent recordings, sub-recordings and annotations with the Mining Registrar of Chañaral, as well as with any other public pertinent registry, and especially to request and sign the pertinent ones in the Registry of Mortgages and Encumbrances kept by the Mining Registrar of Chañaralin aspects pertaining to this contract and the deed on acceptance of mining rights, and in the Registry of Prohibitions and Interdictions kept by same Registrar concerning the prohibition established in this instrument. Likewise, the parties grant special power of attorney to  Mr. Francisco Vergara- Irarrázaval, who acting  on behalf of the parties can rectify, complement and/or clarify the present Contract in relation to any mistake or omission that could exist regarding the individualization of the concessions object of this Contract, being the said person allowed to sign and grant any kind of solicitude, declarations, minutes and/or public or private documents necessary for the compliance of the present task.

The legal capacity of Mr. Francisco Vergara-Irarrazaval to act in representation of MINERA SAMEX CHILE S.A., board of directors minute number one, celebrated on October 25 of the year 2002, reduced in the same year to public deed before the notary Mr. Eduardo Avello-Concha. The present public deed has been drafted by the lawyer Mr Francisco Vergara-Irarrazaval. IN WITNESS WHEREOF, the appearing parties stamp their signature.- A copy was given and  the deed was registered.-  I hereby certify.-

JAIME RUBEN PARRA- VASQUEZ

FRANCISCO VERGARA-IRARRAZAVAL

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2007:

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

Date: June 25, 2007	“Jeffrey P. Dahl”
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

Date: June 25, 2007	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 25, 2007

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 25, 2007