Form 20-F
period 2007-12-31
SAMEX MINING CORP
filed 2008-06-30
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2007

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

☒

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2007: 78,696,165 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes      X No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes      X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes      ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☒

Accelerated filer ☒

Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other	X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☒ Yes      X No

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

Page

Item 1. Identity of Directors, Senior Management and Advisers

6

Item 2. Offer Statistics and Expected Timetable

6

Item 3. Key Information

6

Item 4.  Information on the Company

18

Item 5. Operating and Financial Review and Prospects

44

Item 6. Directors, Senior Management and Employees

54

Item 7. Major Shareholders and Related Party Transactions

59

Item 8. Financial Information

62

Item 9. The Offer and Listing.

62

Item 10. Additional Information.

63

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

76

Item 12. Description of Securities Other Than Equity Securities.

76

Item 13. Defaults, Dividend Arrearages and Delinquencies.

76

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

77

Item 15. Controls And Procedures

77

Item 16A. Audit Committee Financial Expert

78

Item 16B. Code of Ethics

78

Item 16C. Principal Accountant Fees and Services

78

Item 16D. Exemptions From The Listing Standards For Audit Committees

79

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases

79

Item 17. Financial Statements.

79

Item 18. Financial Statements.

98

Item 19. Exhibits.

98

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, our history of operating losses and uncertainty of future profitability; our lack of working capital and uncertainty regarding our ability to continue as a going concern; uncertainty of access to additional capital; risks inherent in mineral exploration; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; environmental liability claims and insurance; dependence on joint venture partners as well as those factors discussed in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects”.

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

Canadian Dollar Per U.S. Dollars
					3-Month Period Ended December 31,
	2007	2006	2005	2004	2003	2007	2006
End of period	0.9881	1.1652	1.1656	1.2034	1.2923	0.9881	1.1652
Average for the period	1.0742	1.134	1.2115	1.3016	1.4007	0.9809	1.1389
High for the period	1.1852	1.1726	1.2703	1.3970	1.5750	1.0216	1.1652
Low for the period	0.9168	1.0989	1.1507	1.1775	1.2923	0.9168	1.1154

For the month of
	December 2007	January 2008	February 2008	March 2008	April 2008	May 2008
High for the period	1.0216	1.0294	1.0188	1.0275	1.0268	1.0187
Low for the period	0.9784	0.9905	0.9717	0.9841	1.0021	0.9840

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on June 24, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0135.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2003	1 US$ = 691.40 pesos
2004	1 US$ = 609.53 pesos
2005	1 US$ = 559.77 pesos
2006	1 US$ = 530.28 pesos
2007	1 US$ = 522.69 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2007

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	540.51	542.27	538.49	532.30	522.02	526.72	519.80	522.92	516.91	501.44	506.95	499.28

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2008

Month	Jan	Feb	Mar	Apr	May
Pesos	480.90	467.22	442.94	446.43	470.10

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

In Chile, the Company holds an interest in the following exploration prospects: Los Zorros - gold-copper-silver, Inca - copper-gold-silver-molybdenum, Espijismo - gold, Tres Puntas/Chimbero - silver.  In Bolivia the Company holds an interest in the following exploration prospects; El Desierto - porphyry copper-gold, Eskapa - gold-silver-copper, Santa Isabel - zinc-silver-lead-indium-copper-gold, Walter - gold-silver-lead-zinc-copper-bismuth, Wara Wara - sediment-hosted zinc-silver-lead-copper, and Yaretani - shear and sediment-hosted gold (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo., who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of  Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and its common shares trade in Canada on the TSX Venture Exchange under the symbol SXG.   The Company’s common shares are also quoted in the United States on the National Association of Securities Dealers’ OTC Bulletin Board under the symbol SMXMF.

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

All Dollar Amounts In Canadian Dollars	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	13 Months Ended December 31, 2005	Fiscal Year Ended November 30, 2004	Fiscal Year Ended November 30, 2003
Income Statement Data
Net Loss From Operations	$(1,865,163)	$(1,961,999)	$(1,539,887)	$(1,803,635)	$(1,013,414)
Gain On Sale of Equipment	7,909	-	11,172	1,052	-
Mineral Interests Written Off	(46,429)	(17,867)	(17,642)	(31,296)	(14,600)
Net Loss for the year (1)
Canadian GAAP	(1,903,683)	(1,979,866)	(1,546,357)	(1,833,879)	(1,028,014)
US GAAP	(5,207,580)	(3,930,720)	(2,884,084)	(3,899,243)	(1,531,208)
Net Loss per share (1)
Canadian GAAP	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)
US GAAP	(0.07)	(0.06)	(0.04)	(0.06)	(0.03)

Balance Sheet Data
Current Assets	$1,429,923	$1,406,058	$ 489,815	$2,264,303	$3,577,146
Current Liabilities	106,463	67,728	35,403	90,467	31,968
Working Capital	1,323,460	1,338,330	454,412	2,173,836	3,545,178
Total Assets	12,083,496	8,605,000	5,751,166	6,181,545	5,394,055
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	11,977,033	8,537,272	5,715,763	6,091,078	5,362,087
US GAAP	1,479,199	1,451,032	539,862	2,286,427	3,609,365
Number of Shares	78,696,165	72,287,665	66,423,165	65,272,415	62,671,848

(1)

See Note 9 to attached Consolidated Financial Statements to December 31, 2007.

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 9 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The comparative period data for the fiscal period ended December 31, 2005 is a 13 month period versus 12 month periods for the fiscal years ended December 31, 2007 and 2006 and November 30, 2004 and 2003.  Consequently, comparisons of these periods may not be indicative of future results.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,865,163 for the fiscal year ended December 31, 2007, $1,961,999 for the fiscal year ended December 31, 2006, and $1,539,887 for the thirteen month fiscal period ended December 31, 2005.  As of December 31, 2007, we had a cumulative net loss from operations of $15,132,628 and a cumulative deficit of $22,577,162.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of December 31, 2007, we had working capital of $1,323,460 (December 31, 2006: $ 1,338,330 ).  In April 2008 we completed a private placement of 2,565,000 units at a price of $0.60 per unit, raising gross proceeds of over $1.5 million. While we believe our current working capital at the date of this report is sufficient to fund our ongoing operations through our 2008 fiscal year ending December 31, 2008, we will require additional capital over the next several years ..  In relation to our proposed exploration programs, management will work to secure additional equity financings as required to fund continued exploration on the INCA property, the Los Zorros property and possibly other prospects.   Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern ..   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

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

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the Bolivian and Chilean concessions held by our partners or us.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

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

The former mining taxation system in Bolivia was modified by Law 3787 that was enacted on November 24, 2007.  Prior to November 24, 2007, Bolivian mining operations were subject to a maximum tax of 25% on net annual profits and an additional variable tax (mining complimentary tax) of from 1% to 7% on gross sales, depending upon the substance mined and the prevailing market price, with this variable tax on gross sales being 100% deductible from the foregoing income tax.  In addition, certain Bolivian mining operations could be subject to a windfall profits tax equal to 25% of profits earned in any particular year after deduction, successively, of income taxes, dividend remittance taxes, and the aggregate of 33% of total investment on the project made after 1991 and 45% of net sales to a maximum of US$50 million.

Under the new mining taxation system that came into effect November 24, 2007, the former complimentary mining tax became a mining royalty and a surtax of 12.5% was created that is added on top of the 25% corporate profit tax if metal prices are above the following prices:

Gold	400 US$/troy ounce	Lead	0.30 US$/fine pound
Silver	5.55 US$/troy ounce	Tin	2.90 US$/fine pound
Copper	1.04 US$/fine pound	Antimony	2,802 US$/metric tonne
Zinc	0.53 US$/fine pound	Tungsten	80 US$/large metric unit
Bismuth	3.50 US$/fine pound

If metal prices exceed the values indicated, the effective tax would be 37.5% (25% + 12.5%).  Under the new tax system, the mining royalty is deductible from the profit tax only when the metal prices are below the values indicated above, whereas the former variable complimentary mining tax was 100% deductible from the corporate profit tax without regard to prevailing metal prices.

With the current government in power in Bolivia having nationalized hydrocarbon resources, investors have ongoing concerns that mineral resources may also be nationalized.   Our Bolivian mining consultant has reported that there is not a confirmed plan to nationalize mining properties in Bolivia, however, the government has proposed changes to the mining code that could reduce profitability for mining operations.  The government has drawn up a proposed new Political Constitution of the State but the new constitution must be ratified or rejected by a national referendum, which at the time of this report, has not occurred.  The proposed changes to the mining code are subject to the approval or rejection of the proposed constitution in a national referendum.    The potential changes in the mining code may also require that, in addition to the current annual patent payments, verifiable work programs, exploration or exploitation must be conducted on mining properties (similar to assessment work required on claims in North America) in order to maintain the mining properties in good standing.  The mining code may also be revised to promote exploration activity on mining property in order to create additional employment and to discourage the holding of idle concessions where no exploration or exploitation is taking place.  Until more detailed information is provide by the Bolivian government and until, or if, the proposed changes are approved in referendum and passed into law, it is impossible to analyze the effect these possible changes may have on the Company’s activities in Bolivia.  The foregoing taxes and possible changes to the mining code may affect the future profitability of any potential mining operations on our properties.

The Company’s focus over the past several years has been on its mineral properties in Chile and as a result little work has been conducted on our Bolivian properties for some time, with the exceptionof work during fiscal 2007 on the Eskapa property.  Over the past several years, mineral interests and deferred exploration costs related to the Bolivian properties, with the exception of the Eskapa Property, have been written down annually to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.  In relation to the Eskapa Property, the concessions are owned by a Bolivian company, Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.  In April 2007 we resumed activities at the Eskapa property including construction of a new expanded exploration camp, repairing and enhancing access roads, and preparing drill pads for the next phase of drill testing at a later date.

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).   Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

At present, the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and or perceived, in a yearly basis, the corporate income is taxed with an income tax at a rate of 17% in year 2007 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% Additional Tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 17% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.  Operations in the mining sector may also be subject to an additional taxation, the Mining Royalty.  Pursuant to Law 20.026  (published in the Official Gazette dated June 16, 2005), a Royalty Payment was incorporated into the Income Tax Law which established an specific taxation to mining exploitation, known as “Mining Royalty”.  This specific tax is to be paid by any individual or legal entity who exploits concessionable mineral substances and sells any mineral products.  This specific tax applies to any mining exploitation in which annual sales exceed 50,000 metric tons of fine copper, applying in this case a tax rate of 5%.  This rate decreases if the annual production of fine copper is less than 50,000 metric tons of fine copper and more than 12,000 metric tons of fine copper, in which case the amount that exceeds the 12,000 metric tons and is less than 15,000 metric tons will be taxed at a rate of 0.5%.  There is a scale in relation to production and sales up to the amount of 50,000 metric tons of fine copper per year.  In addition, to determine this Royalty, the mining concessionaire is entitled to deduct from the income generated in the sale of the mining products, all the costs necessary to produce the income, in accordance with the terms contemplated in the Income Tax Law.  If additional special taxes or royalties were to be imposed in the future upon operations in the mining sector, this may affect the future profitability of any potential mining operations on our properties.

Foreign currency exchange is regulated by the Central Bank of Chile under Chapter XIV of its Foreign Exchange Regulations.  Currently there is no restriction on bringing investments or credits into Chile, provided that such investments and credits are registered with the Central Bank of Chile in accordance with Chapter XIV of The Foreign Exchange Regulations.  Credits granted for periods of over 1 year are subject to a stamp tax of 1.2% of the amount of the loan and interest on loans granted by banks and financial institutions are subject to a 4% tax levied upon remittance of the interest payment to the lender.

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

We have reserved 13,677,750 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2008, we reserved 7,380,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.77).  In addition we reserved 6,297,750 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.88).  If such options and warrants are fully exercised, such common shares would constitute 14.4% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

We will likely be classified as a passive foreign investment company during the current taxable year, which would have materially adverse tax consequences for U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2007, and based on current business plans and financial projections, we expect that we will be classified as a PFIC for the taxable year ending December 31, 2008.  Whether we will be a PFIC for the taxable year ending December 31, 2008 depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status for any taxable year.  United States income tax legislation contains rules which result in materially adverse tax consequences to U.S. Holders (as defined below) of a corporation which has been classified as a PFIC during any taxable year or such U.S. Holder’s holding period.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain income tax elections, which are subject to numerous restrictions and limitations.  U.S. Holders are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of our Common Shares.  See Item 10. “Taxation – United States Federal Income Tax Consequences”.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the fiscal year ended December 31, 2007 ranged between CDN$0.51 and CDN$1.45 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Our total mineral interests and exploration costs were $3,797,308 for the fiscal year eneded December 31, 2007 as compard to $2,161,249 for the fiscal year ended December 31, 2006, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $340,300 during fiscal 2005, $3,806,800 during fiscal 2006 and $4,765,480 during fiscal 2007.   Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

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

Viscacha I Purchase – In September 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project from Florentino Gomez for a total consideration of US$32,938 (17,000,000 Chilean Pesos). (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

We have not made any material divestitures since the beginning of the last three financial years.

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers.  Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3.   The address for our registered and records office is #2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.  The phone number of our head office is (604) 870-9920.  In South America, we have a field office in La Paz, Bolivia and a field office in Copiapo, Chile.

Business Overview.

For 2007

During the 2007 fiscal year we were principally involved in exploration and drilling on our INCA copper-gold-silver-moly prospect near Inca de Oro, Chile, and in constructing a new exploration camp and conducting bulldozer work building additional access roads and drill pads at the Eskapa copper-gold-silver prospect in Bolivia.  Expenditures on mineral interests and exploration costs for the 2007 fiscal year totaled $3,797,308.

During the first quarter of 2007 our activities included completing 30.6 line-kilometers of IP/Resistivity geophysical survey at the INCA project in Chile, financing activities, and making option payments on concessions comprising the INCA project.  During the quarter, annual patent payments were made on the Company’s mineral properties in Chile.   During the first quarter, we raised $4,594,000 through a private placement of 5,742,500 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant entitles the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant which expires March 16, 2009.  The units (5,742,500 shares and 2,871,250 warrants) were issued March 16, 2007 and are subject to a four-month hold period until July 17, 2007.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company was a placee for 200,000 units.  A 7% finder’s fees ($253,400 in aggregate) was payable to four separate parties for their assistance in placing portions ($3,620,000 in aggregate) of the private placement.

During the second quarter of 2007, at the INCA project in Chile, we completed an additional 26.2 line-kilometers of IP/Resistivity geophysical surveys that included 10.4 line kilometers of 100-meter Dipole-dipole spacing and 15.8 line kilometers of 200-meter dipole-dipole spacing.  With the additional geophysical surveys completed, drill sites were selected and blasting and bulldozer work commenced to construct access roads and drill pads for the drilling program.  During the second quarter, the Company signed the “Parra” option agreement to acquire additional mineral concessions in the INCA project area. Under the “Parra” Option, SAMEX can purchase 100% interest in mineral concessions covering a 21-hectare portion of the INCA project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows: US$50,000 upon signing the Option Agreement (paid); US$50,000 by April 9, 2008 (paid); and US$80,000 by April 9, 2009.  At the Eskapa copper and precious metal prospect in Bolivia, the Company began constructing a new exploration camp, and commenced bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property.

During the second quarter, we also appointed an investor relations representative.  We retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a Consulting Agreement (the “Agreement”) dated for reference June 22, 2007 (see “Item 19 – Exhibits”, “Exhibit 4.10”).  Mr. Jamie Punt is the key employee of Brazen Financial (the “Consultant”) and will provide the services to SAMEX on its behalf.  As a condition of the Agreement the Consultant is entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share.  The options are subject to quarterly vesting provisions in stages over 12 months from the date of issuance.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant is entitled to a fee of $7,500 per month (on a three-quarter time basis) increasing to $10,000 per month (full time), plus re-imbursement of approved expenses.  The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers, analysts and fund managers.

During the third quarter the Company commenced a 10,000 meter Phase I drill program at the INCA project in Chile and blasting and bulldozer work continued to construct access roads and drill pads as the drilling program progressed.  Core logging, sampling and assaying was conducted on the drill core.  We also purchase an additional concession at INCA project during the third quarter.  The Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project by paying a total consideration of US$32,938 (17,000,000 Chilean Pesos).  In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.

During the fourth quarter of 2007, the Phase I core-drilling program continued at the INCA Project, along with core logging, sampling and shipping of core samples to the assay lab.  By mid December the drilling portion of the program was finished with a total of 10,309 meters of drilling having been completed in 35 holes, with an average hole length of approximately 300 meters.  By that time, approximately 40% of the drill core from the program had been logged, sampled and ship to the lab for assaying.  The detailed process of core logging, sampling and assaying continued through the fourth quarter. During the fourth quarter, annual patent payments were made on the Company’s mineral properties in Bolivia.

For 2006

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

During the third quarter, we completed the construction and equipping of the camp and exploration office at the INCA project in Chile.  In addition, extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also had an airborne orthographic photo survey flown over the INCA project in order to produce orthographic air-photos and detailed topographic maps of the mineralized target areas.  The ortho-photos and topographic maps are being utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.   We were also seeking and evaluating old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this newly acquired information, first hand accounts from old miners, and current field studies, we were able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  Our objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Detailed drill plans were being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

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

For 2005

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

Plans and Projections For 2008 – We anticipate that we will be able to fund our ongoing general operations through the next year from funds on hand.  In April 2008, we completed a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of $1,539,000.  The Company plans to continue the substantial effort of evaluating and interpreting the exploration results from the recently completed Phase I drilling program at the INCA project in Chile.  In part, this effort will focus on integrating the Phase I results with the available historical information from the immediate and also broader district area. During 2007 the Company entertained several larger parties who have expressed strong interest in possibly joint-venturing the project.  This approach may be an excellent way to facilitate faster overall growth and more rapidly advance the INCA project. Thus, the Company will continue such efforts and deliberations over the coming months with an emphasis on maximizing long-term value for shareholders.  During 2008 the Company is also plans to renew its exploration activities on the numerous quality targets at its Los Zorros project in Chile.  The Company will endeavor to secure the necessary human and financial resources to facilitate the advancement of both INCA and Los Zorros simultaneously.  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project” and “Los Zorros Property”).  See “Special Note Regarding Forward Looking Statements”.

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

Description of Property

CHILEAN PROPERTIES

INCA PROJECT

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Exploration is focused on possibly expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization that was encountered by previous mining/exploration activities.

The INCA project is favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  Extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are utilized in geologic mapping and planning of drill-hole locations.   We located and evaluated old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this information, first hand accounts from old miners, and additional field studies, we were able to construct a geologic picture from the previous mining/exploration activities that strongly supported additional exploration of the targets at INCA.  During the fourth quarter of 2006, we commenced a large (30.6 line-kilometers) geophysical IP survey.  The purpose of the IP survey was to aid in planning exploration-drilling by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP geophysics program involved a total of six survey lines that were finally completed in January 2007.

Additional IP geophysical surveys were conducted in 2007 and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work then commenced to prepare access roads and drill pads for the Phase I core drilling program that began in July.  By December 2007 the first phase of drilling had been completed.

In our form 6-K filed December 12, 2007 we reported an update on the drilling as follows: Phase I Drilling Update - Inca Project, Chile - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event

(1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.

Our form 6-K filed February 26, 2008 was the first news release in a series of announcements being compiled from results of the Phase I drill program as follows: Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project - The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

Our form 6-K filed May 13, 2008 was the second news release in a series of announcements being compiled from results of the Phase I drill program.  Following is an excerpt that summarizes the information:

INCA PROJECT UPDATE, CHILE - TUCUMANA AREA

COPPER, MOLY & GOLD MINERALIZATION INTERSECTED IN TUCUMANA BRECCIA PIPE

DISCOVERY OF SECOND BRECCIA PIPE IN TUCUMANA AREA (TUCUMANA #2)

TWO ADDITIONAL LARGE BRECCIA PIPE TARGETS IDENTIFIED FOR FUTURE TESTING

SAMEX announced that drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization (see geochem tables below).  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe.

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.

Synopsis – Reconnaissance Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile made initial tests into two, sizeable, breccia pipes: Tucumana mine pipe and Tucumana #2 pipe.  Important points concerning these results are listed below.

(1) Drill holes TU-01, -02, and -03 into the Tucumana mine target intersected copper-sulfide (chalcopyrite, bornite) and molybdenite mineralization with additional gold content hosted by a breccia pipe and an “andesitic” intrusive plug.  The copper-molybdenum sulfide mineralization is related to several episodes of potassic and a superposed sericite alteration.  This drilling also shows a 70 to +100 meter thick cap of oxide-copper mineralization (0.22% to 0.42% Cusoluable) is preserved above the sulfide zone.  A 122.95-meter drill intersection (61.0-meter estimated width) into sulfide carried 0.41% Cu, 0.407 g/mt Au, and 0.028% Mo.

(2) Drill hole D-L3-01, in the Tucumana #2 pipe, is positioned over 100 meters elevation higher than the surface around the Tucumana mine drilling.  The pipe is completely sericitized and affected by strong supergene leaching to vertical depths of 200 meters.  The thick leached cap contains residual abundant limonitic and some oxide-copper minerals suggesting several parts of the breccia might have been well sulfide-mineralized.  Anomalous copper (173 to 10,700 ppm) and zinc (114 to 632 ppm) values in sampled core support this.  Perhaps, in the vicinity of this pipe, the re-mobilized copper could have been transported and re-deposited to form a significant, localized, accumulation of secondary sulfide (chalcocite) with enriched copper grades.  Secondarily enriched, copper-sulfide ores were exploited at the nearby Manto Cuba, San Pedro and Providencia mines.  At further depth (316.0 to 341.50 m.), the hole entered a copper-sulfide mineralized interval of breccia with magnetite and biotite that carries anomalous copper (108 to 3870 ppm) and gold (0.98 to 1.120 g/mt).

(3) The second, superimposed alteration with addition of copper-molybdenum mineralization cuts both of the breccia pipes and can be traced across the surface for 600 meters.  Copper-sulfide mineralization due to this event could be distinguished in drill core from all three holes within the Tucumana mine pipe.  Drill hole D-L2-04, positioned mid-way between the breccia pipes, was completed across the altered/mineralized zone where it cuts monzonite wallrock.  This drill hole intersected, at a relatively high level, a potassic-altered zone 40 to 50 meters across including a 30-meter wide sericitized central core that contains a 2.4 meter thickness of interesting copper and higher grade molybdenum mineralization (0.49% Cu and 0.63% Mo) and some mixed oxide-and sulfide copper mineralization.  This hole continued down into an aplite stock, which also was found to be potassically altered, contain abundant tourmaline, and weakly mineralized with disseminated copper sulfide and highly anomalous molybdenum and gold content.  The outer part of the aplite carries interesting molybdenum values of 0.033% with 0.195 g/mt gold over 42.5 meters (34.0-meter estimated width).

(4) Trending northeast from the Tucumana breccia pipe, the fault-controlled, altered/mineralized zone becomes concealed beneath as much as 5 meters of gravels covering an expansive plain. The north end of a cluster of three strong IP anomalies is also located in this part of the plain.  The character of the middle and northern IP anomalies suggests that the top of both causative sulfide-mineralized bodies are at vertical depths between 100 to 150 meters below the plateau surface.   The southern-most, smaller and weaker, IP anomaly is positioned directly over the pyritiferous, copper sulfide-mineralized and strongly sericitized breccia pipe, which has been periodically exploited over the past 80 years at the Providencia mine. The middle and northern IP anomalies have now been identified as high-priority targets for future drill testing.

(5) In reviewing concepts for Phase II exploration; A multi-hole core drilling program to further test at greater depth the Tucumana mine and Tucumana #2 breccia pipes and along the fault-controlled zone of alteration and mineralization has been proposed.  Initial core drill tests to investigate the two, large, IP anomalies will be an important part of the Phase II program.

SAMEX has secured rights to more than 11,500 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions from individuals or at government auction, and by four separate agreements for options to purchase mineral concessions. The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the option agreements, SAMEX can acquire 100% interest in mineral concessions as follows:

Minera Porvenir Option – Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years.  To facilitate the resolution of a title issue on an 85-hectare portion of the option, in March 2008 the Optionor agreed to revise the payment terms whereby a portion of the option payments are paid directly to third parties on behalf of the Optionor.  Effective March 31, 2008, the terms for the option payments for 2008 and 2009 were revised as follows:

i)

initial payment of US$608,677 (paid in 2006);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

(Revised) Payment of US$200,000 due on March 31, 2008 increased to US$238,500 as follows:

a.

US$84,500 on March 31, 2008 (paid),

b.

US$77,000 (paid to a third party on behalf of the Optionor), and

c.

US$77,000 payable to a third party on behalf of the Optionor upon the Optionor’s resolution of the title issue on a 85-hectare portion of the option; and

iv)

(Revised) Payment of US$1,000,000 due March 31, 2009 decreased to US$961,500.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the March 2008 revisions to the option payments, although a portion of the payments are directed to third parties on behalf of the Optionor, there is no change in the total option price of US$2,000,000 and as such we do not anticipate any net financial change for SAMEX.  The concessions that comprise the 85 hectares subject to the title issue are situated on the fringe of the target areas that are the focus of our exploration.  No substantial exploration, and no drilling, was done on these concessions as part of our recently completed drill program on INCA.  As such, the current title issue is not expected to materially affect the INCA project.

Araya Option - Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008 (paid); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008 (paid); and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

Parra Option - Under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

US$50,000 by April 9, 2008 (paid); and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Viscacha I Purchase – In September 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).   No royalty is payable on this concession.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

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

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results were reported in our form 6-K filed Janauary 24, 2005.  Further work during 2005 provided a better understanding of these targets as reported in the following form 6-K filed  December 19, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in form 6-K filed January 24, 2005.  Three of these targets, Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

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

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E was reported in our form 6-K filed April 8, 2005.  Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following form 6-K’s filed September 13 and 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

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

SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was described in our form 6-K’s filed September 13 and 14, 2005.  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E”

in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

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

Puchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (mainly covers the Exploration II Area of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

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

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS

The Company has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS

The Company has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these silver prospects until additional concessions are acquired.

MISCELLANEOUS PROPERTIES, CHILE

The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation. No exploration is currently planned.

AREA OF INTEREST AGREEMENT FOR SILVER EXPLORATION IN CHILE

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  Through our exploration efforts in Chile over the past number of years, we have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) could enable SAMEX to utilize and advance these assets more effectively.  This provides an opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX is to help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX fulfilled this for the first year of the agreement).  In return, SilverCrest is to pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.  SilverCrest made the first payment of US$37,500 on December 5, 2005.  (May 31, 2008, the second payment had not been received, as SilverCrest has requested the opportunity to possibly re-negotiate certain terms of the agreement).   Under the original terms of the agreement, SilverCrest has the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest would have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX also has a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.  This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.

BOLIVIAN PROPERTIES

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the SEC and is available for review by interested persons at the Securities and Exchange Commission’s internet site at http://www.sec.gov.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative deferred Mineral Interests expenditures since 1995 totaling $1,384,375 at March 31, 2008.

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

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

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

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-

barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property at a later date.

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

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

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

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action.  As of the first quarter of 2008, communications with Comibol indicated that the legal proceedings are still before the courts, and resolution is expected fairly soon.  While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

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

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  The exploration objective at El Desierto is to delineating targets for porphyry copper-gold deposits.

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

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  In 2007 we further reduced our landholdings in the area, but we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

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

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten-hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

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

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada that we rent on a month-to-month basis at a monthly cost of $1,945 including rent/taxes/operating costs.  We have a field office in La Paz, Bolivia that we rent on a month to month basis at a cost of approximately US$500 per month and a house that is the South American residence for our Vice-President, Exploration, that we rent on a month to month basis at a cost of approximately US$500 per month.  We also have a field-office/residence in Copiapo, Chile that we rent on a month to month basis at a cost of approximately US$970 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2007, and the fiscal year ended December 31, 2006 compared to the thirteen-month fiscal period ended December 31, 2005.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2007 and the related notes included in Item 17 of this report.  In order to synchronize the different quarter ends, the consolidated financial statements include the accounts of the Bolivian subsidiaries for a 15–month period that includes their

2007 fiscal year from October 1, 2006 to September 30, 2007 and the first quarter of their 2008 fiscal year from October 1, 2007 to December 31, 2007 (see Note 1 to the financial statements).  Note that during 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st and as a result, comparative financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 wheras fiscal 2006 and 2007 cover a normal 12-month period from January 1st to December 31st.  Consequently, comparisons of the 2006 and 2007 fiscal years to the 2005 fiscal period may not be indicative of future results.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk Factors”.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2007.

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

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration.  During 2006, the prices of gold, silver, copper and zinc dramatically increased over their prices in the previous five years, and although these metals experienced significant price volatility during 2007, they all maintained prices substantially higher than the years previous to 2006.  This continued strength in the metal prices effectively maintained a good interest the general market for the shares of junior exploration companies.  This in turn caused a growth in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.j to our consolidated financial statements. Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

During fiscal 2007 we granted the following options:  in the first quarter of 2007, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share resulting in a stock-based compensation expense totaling $672,272.  Of that amount, $531,095 is included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $141,177 is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests in relation to a portion of the stock options granted a geologist working on the INCA project.   During the second quarter the Company granted options on 200,000 shares at $0.85 per share resulting in a stock-based compensation expense of $90,390 which is included in the category “Consulting” of the Statement of Operations. This was in relation to a consulting agreement with Brazen Financial Corp. to provide investor relation services to the Company.  In the the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant resulting in a stock-based compensation expense of $28,075 which is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the fourth quarter of 2007, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board resulting in a stock-based compensation expense of $22,900 that is included in the category “Consulting” of the Statement of Operations.

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

Operating results

Fiscal Year Ended December 31, 2007 compared to the Fiscal Year Ended December 31, 2006

During the first quarter of 2007 our activities included completing 30.6 line-kilometers of IP/Resistivity geophysical survey at the INCA project in Chile, financing activities which raised more than $4,500,000 through a private placement of units, and making option payments on concessions comprising the INCA project.  During the quarter, annual patent payments were made on the Company’s mineral properties in Chile.

During the second quarter, at the INCA project in Chile, we completed an additional 26.2 line-kilometers of IP/Resistivity geophysical surveys that included 10.4 line kilometers of 100-meter Dipole-dipole spacing and 15.8 line kilometers of 200-meter dipole-dipole spacing.  With the additional geophysical surveys completed, drill sites were selected and blasting and bulldozer work commenced to construct access roads and drill pads for the drilling program. During the second quarter, the Company signed the “Parra” option agreement and made the first option payment to acquire additional mineral concessions in the INCA project area.  At the Eskapa copper and precious metal prospect in Bolivia, the Company began constructing a new exploration camp, and commenced bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property.

During the third quarter the Company commenced a 10,000 meter Phase I drill program at the INCA project in Chile and blasting and bulldozer work continued to construct access roads and drill pads as the drilling program progressed.  Core logging, sampling and assaying was conducted on the drill core.  An additional three hectares of mineral concessions were purchased covering a small portion of the INCA project.  In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.

During the fourth quarter, the Phase I core-drilling program continued at the INCA Project, along with core logging, sampling and shipping of core samples to the assay lab.  By mid December the drilling portion of the program was finished with a total of 10,309 meters of drilling having been completed in 35 holes, with an average hole length of approximately 300 meters.  By that time, approximately 40% of the drill core from the program had been logged, sampled and ship to the lab for assaying.  The detailed process of core logging, sampling and assaying continued through the fourth quarter. During the fourth quarter, annual patent payments were made on the Company’s mineral properties in Bolivia.

Summary for fiscal 2007  - As a result of the activities on our mineral exploration properties during fiscal 2007, our expenditures on mineral interests and exploration costs for the year totaled $3,797,308 at December 31, 2007 as compared to $2,161,249 for fiscal 2006.  These costs for 2007 include $169,252 of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to geologists who work on our mineral properties.

A $339,285 portion of the mineral interests and exploration costs for 2007 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $3,458,023 is recorded as “Expenditures” in the Statement of Mineral Interests.  Our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $10,497,834 at December 31, 2007 from $7,086,240 at December 31, 2006.

At the end of fiscal 2007, certain costs were written off on the Espejismo ($8,113), Miscellaneous Properties-Chile ($7,870), El Desierto ($3,633), Walter ($2,087), Wara Wara ($15,828) and Yaretani ($8,898) properties since no current exploration is being conducted on these properties.  These costs written off, relate mainly to property patent payments paid annually to maintain the mineral property concessions.  At the 2007 year-end, these properties were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2007 was $1,325,170 compared to $1,339,761 at December 31, 2006.  At December 31, 2007, we were debt-free, apart from accounts payable and accrued liabilities of $106,463 as compared to $67,728 at December 31, 2006.

The following comments are related to certain categories in the consolidated financial statements for the fiscal year ended December 31, 2007:

Consolidated Balance Sheet

“Other Current Assets” - includes $53,875 which reflects the market value of 2,024.427 grams of gold the Company held at December 31, 2007 (the book value of the gold is $36,148; the unrealized gain on the gold is $17,727 – See  “Unrealized Gain On Available-For-Sale Financial Instrument” in Consolidated Statements of Comprehensive Loss).

“Accounts Payable And Accrued Liabilities” – consists of accounts payable and a $40,000 audit fee accrual.

Consolidated Statements of Operations and Deficit

“Accounting and Audit” – the higher amount recorded for fiscal 2006 is due in-part to a $10,000 prepayment in December 2006 for audit work that was completed in fiscal 2007 and, to costs during fiscal 2006 for the preparation/filing of controlled foreign affiliate tax information documents for multiple years.

“Consulting” – includes $48,053 paid to Brazen Financial Corp. to provide investor relation services to the Company and also includes a stock-based compensation expense of $90,390 in relation to the grant of options to Brazen Financial Corp. on 200,000 shares at a price of $0.85 per share.  “Consulting” also includes a stock-based compensation expense of $22,900 in relation to the grant of options on 60,000 shares at $0.70 per share to a consultant appointed during 2007 to the Company’s Advisory Board.

“Mineral Interests Administration and Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.  Increases in this category over 2006, are due mainly to increased activity related to general and administrative functions at our Bolivian and Chilean operations.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries, Benefits and Stock-Based Compensation” – includes a stock-based compensation expense of $531,095 related to the granted of options on shares at $0.85 per share.  These stock-based compensation expenses have been determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options

“Travel and Promotion” – The higher costs during fiscal 2006 as compared to 2007 is related to the Company’s exhibiting in the Vancouver gold and resource conference during the first and second quarters of 2006.  Additional costs were also incurred during 2006 related to travel/introductions/meetings with shareholders, brokers and fund managers in London, Paris, Geneva, Zurich, Amsterdam, San Francisco, New York, Toronto and Vancouver.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  This category for the INCA Property in Chile also include $169,252 (in aggregate) of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to geologists working on our INCA mineral property.

Liquidity and Capital Resources 2007 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2007.  We realized a net loss of $1,903,683 for the fiscal year ended December 31, 2007 or $0.02 per share compared to a net loss of $1,979,866 for the fiscal year ended December 31, 2006 or $0.03 per share.   The size of the net losses for 2007 and 2006 are due in part to stock-based compensation expenses related to stock options granted during 2007 and 2006.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to pursue both the acquisition of mineral properties that we consider to be highly prospective for gold, silver, copper and other metals and to conduct further exploration at the INCA project and the Los Zorros property in Chile.  In March 2008, the Company arranged a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of more than $1.5 million to help fund its activities.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources are sufficient to fund our general operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Liquidity and Capital Resources 2006 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2006.  We realized a net loss of $1,979,866 for the fiscal year ended December 31, 2006 or $0.03 per share compared to a net loss of $1,546,357 for the 13-month period ended December 31, 2005 or $0.02 per share (the size of the net losses for both these periods is due in-part to stock-based compensation expenses of $1,094,575 related to stock options granted during the second quarter of 2006 and stock-based compensation expenses of $830,742 related to stock options granted during the second quarter of 2005).   Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

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

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During the past few years, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During fiscal 2005, proceeds of $340,300 were raised from the exercise of warrants and options.  During the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During the first quarter of fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $100,000 were realized from the exercise of options.  During the second quarter, proceeds of $10,000 were received from the exercise of stock options.  During the fourth quarter, proceeds of $10,000 were received from the exercise of stock options and $51,480 from the exercise of warrants.

Use Of Proceeds For Fiscal 2006 and 2007 - In fiscal 2006, during the first quarter ended March 31, 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $$2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.  In the first quarter of 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations over the next year from funds on hand. In April 2008, the Company completed a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of more than $1.5 million.  In relation to exploration programs, management will work to secure additional equity financings to fund our proposed exploration programs at the INCA project and the Los Zorros property in Chile.

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

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,038,500	US$1,038,500
Araya Option (2) Option Payments	US$100,000	US$100,000
Rojas Option (3) Option Payments	US$150,000	US$150,000
Parra Option (4) Option Payments	US$80,000	US$80,000
Hochschild Purchase (5) Advance Royalty (italics)	US$400,000	US$100,000	US$300,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$1,368,500 Advance Royalty US$400,000	US$1,368,500 Advance Royalty US$100,000	Advance Royalty US$300,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property. (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”)

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

(5) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”)

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies has been good over the past year as a result of high precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will remain strong and possibly increase over the next year which should enable us to secure additional equity financing.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Employees, Salaries, Payment to Related Party – During fiscal 2007 we had 23 employees, the majority of which were involved in activity on our mineral properties in Chile and Bolivia.  By comparison, we had from 20 to 21 employees during fiscal 2006.  Salaries, for employees who are also directors or officers of the Company, totaled $424,513 in fiscal 2007, a $120,913 portion of which was capitalized as mineral interests (compared to fiscal 2006 when their salaries totaled $418,884, a $124,484 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $58,217 for legal services during fiscal 2007 (fiscal 2006 - $25,965).

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and director, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  All three members have been directors of the Company since 1995 and have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Non-Recourse Loans, Derivatives, Liquidity of Working Capital – The Company’s working capital and excess cash are immediately redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at May 31, 2008.  All our directors are residents of Canada, with the exception of Patricio Kyllmann, a resident of Bolivia, and Robert Kell, a resident of the United States and Bolivia.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 46 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 67 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 57 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Patricio G. Kyllmann, 56 La Paz, Bolivia Director	Director, Hanasa Ltda. (commercial, industrial firm) our Former President, Manager of our South American office from Nov 1995 to Aug 2001	November 3, 1995 to August 2001	November 3, 1995
Allen D. Leschert, 51 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 58 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 56 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are also our directors or officers, totaled $424,513 for the 2007 fiscal year ended December 31, 2007 including $148,500 to Jeffrey Dahl, our President and Chief Executive Officer, US$112,200 to Robert Kell, our Vice President-Exploration, and $95,700 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $58,217 for legal services during the fiscal year ended December 31, 2007.

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

At our Annual General Meetings held on May 20, 2004, May 5, 2005, June 1, 2006, May 31, 2007, and May 29, 2008 the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During the 2007 fiscal year ended December 31, 2007 and in the subsequent period to May 31, 2008, stock options were exercised or were granted under the Company’s Stock Option Plan as follows:

Stock Options Exercised - On February 23, 2007 and March 12, 2007 directors/officers of the Company exercised stock options for the purchase of 400,000 shares at $0.20 per share that were due to expire on March 19, 2007.  On March 12, 2007 a consultant of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.20 per share.  On April 17, 2007 a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.  On November 8, 2007 a consultant exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

Options Granted - On February 23, 2007 options were granted to directors/officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.  During the second quarter the Company granted options on 200,000 shares at $0.85 per share in relation to a consulting agreement with Brazen Financial Corp. to provide investor relation services to the Company.  In the the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant working on the INCAproject.  During the fourth quarter of 2007, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board.   On May 1, 2008 options were granted on 150,000 shares at $0.65 to a geologic consultant pursuant to a consulting agreement dated May 1, 2008.

As a result of the stock options exercised or granted, at May 31, 2008 there were 7,380,000 options outstanding with expiry dates as shown in the table below.  They consist of options to purchase an aggregate of 6,025,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 1,355,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 270,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	75,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 275,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

Optionee	Date of Option	# of Shares	Price	Expiry Date
Larry McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 250,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen Leschert	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	50,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 May 2, 2006 Feb 23, 2007	50,000 100,000 150,000 125,000	$1.00 $1.10 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 40,000 175,000 150,000 75,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005 May 2, 2006	30,000 55,000 50,000 30,000 70,000	$0.63 $1.00 $1.10 $0.40 $0.85	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015 May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Aug. 13, 2003 Aug 6, 2004 May 2, 2006	50,000 50,000 50,000	$0.40 $1.10 $0.85	Aug. 13, 2008 Aug. 6, 2009 May 2, 2016
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004 May 2, 2006	50,000 50,000 100,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jean Nicholl	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Brazen Financial Corp.	Jun 22, 2007	200,000	$0.85	Jun 22, 2012
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007	60,000	$0.70	Dec 20, 2012
Steve Buckley	May 1, 2008	150,000	$0.65	May 1, 2013

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

Employees.

At December 31, 2007 we had 23 employees.  At May 31, 2008, that number increased to 25 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2007 were involved in activities related to our mineral exploration properties in Chile and Bolivia.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2007	Exploration	1	15	2	18
	Administrative/Office	4		1	5
	Total:				23
December 31, 2006	Exploration	1	14	1	16
	Administrative/Office	4		1	5
	Total:				21
December 31, 2005	Exploration	1	13	1	15
	Administrative/Office	4		1	5
	Total:				20

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2008.  There were 81,261,165 common shares issued and outstanding as of May 31, 2008.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/08	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	450,000	0.55%	125,000 125,000 350,000 300,000 270,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter J. Dahl Chairman/Director	652,100	0.80%	75,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert E. Kell Vice President Exploration / Director	545,000	0.67%	125,000 125,000 350,000 300,000 275,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	481,525	0.59%	125,000 125,000 350,000 300,000 250,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen D. Leschert Director	294,644	0.36%	50,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio G. Kyllmann Director	156,200	0.19%	50,000 100,000 150,000 125,000	$1.00 $1.10 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean Corporate Secretary	268,975	0.33%	40,000 40,000 175,000 150,000 75,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at May 31, 2008, 81,261,165 common shares of the Company were issued and outstanding.  At that date, we had 140 shareholders of record with addresses in the United States holding an aggregate of 41,613,523 common shares representing 51.2% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares except for an investment fund, Top-Gold AG MVK, which to the best of our knowledge, held 7,800,000 common shares at April 15, 2008, which represents 9.6% of our issued and outstanding common shares at May 31, 2008.  All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2007 and the subsequent period to May 31, 2008, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

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

Private Placement Participation by Related Parties:

Private Placement – On February 13, 2006 we issued an aggregate of 330,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.70 per unit under a private placement of 3,720,000 units sold.  The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Cindy Dahl – daughter-in-law of Peter Dahl, Chairman & Director	50,000	$35,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	50,000	$35,000
Graham Dahl – son of Peter Dahl - Chairman & Director	20,000	$14,000
Jeffrey Dahl - President & Director	50,000	$35,000
Peter Dahl - Chairman & Director	100,000	$70,000
Linda Dahl - wife of Jeffrey Dahl, President & Director	30,000	$21,000
Robert Kell – Vice President – Exploration & Director	30,000	$21,000
Allen Leschert – Director	50,000	$35,000

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

Other Related Party Transactions

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $58,217 for legal services during the 2007 fiscal year ended December 31, 2007, $25,965 for legal services during the 2006 fiscal year ended December, 31, 2006; and $31,918 for legal services during the 13-month period ended December 31, 2005.

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

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2007.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2007 and December 31, 2006, and the consolidated statements of operations and deficit and cash flows for each of the fiscal years in the three-year period ended December 31, 2007 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
May 2008	0.57	0.455
April, 2008	0.66	0.48
March, 2008	0.75	0.59
February, 2008	0.78	0.52
January, 2008	0.77	0.50
December 2007	1.03	0.51
Financial Year 2007	1.45	0.51
Fourth Quarter	1.45	0.51
Third Quarter	0.90	0.60
Second Quarter	1.05	0.70
First Quarter	0.86	0.63
Financial Year 2006	1.30	0.58
Fourth Quarter	1.02	0.65
Third Quarter	1.22	0.84
Second Quarter	1.30	0.65
First Quarter	0.98	0.58
Financial Year 2005	0.89	0.34
Fourth Quarter (4 months)	0.70	0.38
Third Quarter	0.56	0.37
Second Quarter	0.63	0.34
First Quarter	0.89	0.52
Financial Year 2004	1.65	0.65
Financial Year 2003	1.63	0.16

The closing price of our common shares on the TSX Venture Exchange on May 30, 2008 was $0.49.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTC Bulletin Board under the trading symbol “SMXMF”.

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Changes To Corporate Legislation.

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia) (the “Former Act”), was repealed and was replaced with the new Business Corporations Act (British Columbia) (the “Act”).     Because of this change, we were required to undertake certain transitionary steps set out under the Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We also amended our Articles to conform to the new legislation and changed our authorized share structure to eliminate the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  We also changed the Company’s fiscal year-end from November 30th to December 31st during fiscal 2005.  See Item 4 “Information On the Company”.

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

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this report:

1.

Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on June 1, 2006, May 31, 2007 and May 29, 2008.

2.

Corporate Finance Consulting Agreement dated January 12, 2006 between SAMEX Mining Corp. and Spartacus Ltd. concerning assistance with respect to our corporate financing efforts in Europe and other jurisdictions.

3.

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project.

4.

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 45-hectare-portion of the Inca project.

5.

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 20-hectare-portion of the Inca project.

6.

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning an option to purchase mineral concessions covering a 21-hectare portion of the Inca project.

7.

Consulting Agreement dated June 22, 2007 between Brazen Financial Corp. (“the Consultant”) and SAMEX Mining Corp. concerning the Consultant providing investor relations services to the Company.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2007, the Threshold was determined to be $281,000,000.

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

Taxation.

United States Federal Income Tax Consequences

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2007, and based on current business plans and financial projections, expects that it will be a “passive foreign investment company” for the taxable year ending December 31, 2008.  (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2008.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain as foreign source.  Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, expects that it will be a PFIC for the taxable year ending December 31, 2008.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any taxable year.

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

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at a rate of 15% from each dividend so paid and will be required to remit the amount withheld directly to the Receiver General of Canada on behalf of the Holder. The 15% rate is further reduced to 5% if the Holder is a company owning at least 10% of the outstanding common shares of the Company.

Disposition Of Common Shares

A Holder who disposes of a common share, including a deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless the Holder held the common shares as property used by the Holder in carrying on a business (other than an insurance business) in Canada, or the Holder or persons with whom the Holder did not deal at arm’s length alone or together held, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” (other than treaty protected property) of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain on the disposition of other taxable Canadian property, which is not treaty protected property.   Treaty protected property is defined to mean property any income or gain from the disposition of which would, because of a tax treaty with another country, be exempt from Canadian tax.

A capital gain occurs when proceeds from the disposition of a share or other capital property exceeds the adjusted cost base of the property and the reasonable costs of disposition.  A capital loss occurs when the proceeds from the disposition of a share or other capital property are less than the adjusted cost base of the property and the reasonable costs of disposition.  Under the Act, a capital gain is effectively taxed at a lower rate as only 50% of the capital gain is effectively included in the Holder’s taxable income (the taxable capital gain).

A Holder who is a resident of the United States and realizes a capital gain on the disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from real property situated in Canada (including any option or similar right in respect thereof), rights to explore for or exploit Canadian mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding  the  disposition, or (c) the Holder (i) is an individual who was a resident of Canada at any time within the ten years immediately preceding, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when the individual  ceased to be resident in Canada and (iii) was not a property that the individual was deemed to have disposed of when the individual ceased to be a resident of Canada and became a resident of the United States..

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on the disposition of other taxable Canadian property (other than treaty protected property) realized in the year of disposition and may deduct the capital loss (after taking into account any difference in inclusion rates between the particular year and year of disposition) realized in any preceding year or any of the three subsequent years from dispositions of other taxable Canadian property (other than treaty protected property) to the extent the capital loss was not deducted in any other year.

Dividends and paying agents.

Not Applicable.

Statement by experts.

Not Applicable.

Documents on display.

We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

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

Subsidiary Information.

As of May 31, 2008 we have the following subsidiaries:

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2007 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework.   Based on this evaluation, management concluded that, as of fiscal year ended December 31, 2007, there may be potential weaknesses concerning the allocation of certain mineral exploration project costs to the proper accounting category, however, they are not considered to be material weaknesses.   Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

Auditor Attestation

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

ITEM 16B. CODE OF ETHICS

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct an full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations and the number of our employees expand and will consider whether we should adopt a formal code of ethics at a future date

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregated audit fees billed for each of the past two fiscal year by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $33,528 during the fiscal year ended December 31, 2006; and $39,624 during the fiscal year ended December 31, 2007.

Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the review of the Company’s filing on Form 20-F were: $3,500 during the fiscal year ended December 31, 2006; and $2,500 during the fiscal year ended December 31, 2007.

Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $8,000 during the fiscal year ended December 31, 2006 (included 32 tax information forms for the Company’s controlled foreign affiliates); and $7,000 during the fiscal year ened December 31, 2007.

All Other Fees

Our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants has not billed us for any other services during the past two fiscal years, than the audit fees, audit-related fees and tax fees noted above.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

There were no known purchases of the Company’s securities by or on behalf of the Company or any affiliated purchaser during the period covered by this Annual Report.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

•

Auditor’s Report dated April 1, 2008 except for Note 10 that is of April 21, 2008

•

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006

•

Consolidated Statements of Operations and Deficit for the year ended December 31, 2007, the year ended December 31, 2006 and the thirteen month period ended December 31, 2005

•

Consolidated Statements of Mineral Interests for the year ended December 31, 2007, the year ended December 31, 2006 and the thirteen month period ended December 31, 2005

•

Consolidated Statements of Cash Flow for the year ended December 31, 2007, the year ended December 31, 2006 and the thirteen month period ended December 31, 2005

•

Notes to the Consolidated Financial Statements

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

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for the year ended December 31, 2007, the year ended December 31, 2006, and the thirteen month period ended December 31, 2005.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the year ended December 31, 2006, and the thirteen month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 1, 2008 except for Note 10 that is of April 21, 2008

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 1, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 1, 2008 except for Note 10 that is of April 21, 2008

FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2007	DECEMBER 31, 2006
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS	$1,325,170	$1,339,761
OTHER CURRENT ASSETS	104,753	66,297

	1,429,923	1,406,058

MINERAL INTERESTS (NOTE 3)	10,497,834	7,086,240
EQUIPMENT (NOTE 4)	155,739	112,702

	$12,083,496	$8,605,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$106,463	$67,728

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	30,421,718	25,909,638

CONTRIBUTED SURPLUS (NOTE 6)	4,114,750	3,301,113

ACCUMULATED OTHER COMPREHENSIVE INCOME	17,727	-

DEFICIT	(22,577,162)	(20,673,479)

	11,977,033	8,537,272

	$12,083,496	$8,605,000

CONTINGENCY (NOTE 1)

COMMITMENTS (NOTE 3)

SUBSEQUENT EVENT (NOTE 10)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$46,334	$80,356	$25,509
AMORTIZATION	51,604	36,301	30,457
INTEREST INCOME	(62,686)	(20,925)	(16,307)
CONSULTING	208,936	15,480	21,490
FOREIGN EXCHANGE LOSS (GAIN)	90,980	31,846	(37,321)
LEGAL (NOTE 5)	73,053	59,978	77,768
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	339,285	233,043	102,656
OFFICE, SUPPLIES, AND MISCELLANEOUS	96,251	84,499	76,365
PRINTING	1,675	3,380	2,845
REGULATORY FEES	40,322	25,976	20,845
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTES 5 and 6c)	904,313	1,248,679	1,175,415
TRANSFER AGENT	13,199	15,040	11,816
TRAVEL AND PROMOTION	61,897	148,346	48,349

NET LOSS FROM OPERATIONS	1,865,163	1,961,999	1,539,887

GAIN ON SALE OF EQUIPMENT	(7,909)	-	(11,172)
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	46,429	17,867	17,642

NET LOSS	1,903,683	1,979,866	1,546,357

DEFICIT, BEGINNING	20,673,479	18,693,613	17,147,256

DEFICIT, ENDING	$22,577,162	$20,673,479	$18,693,613

BASIC AND DILUTED NET LOSS PER SHARE	$0.02	$0.03	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	77,569,498	70,264,207	65,915,415

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005

NET LOSS	$(1,903,683)	$(1,979,866)	$(1,546,357)

OTHER COMPREHENSIVE INCOME

UNREALIZED GAIN ON AVAILABLE-FOR-SALE FINANCIAL INSTRUMENT	17,727	-	-

COMPREHENSIVE LOSS	$(1,885,956)	$(1,979,866)	$(1,546,357)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DEFERRED EXPENDITURES

ESPEJISMO - CHILE	$5,584	$3,529	$-
INCA - CHILE	3,183,704	1,379,900	-
LOS ZORROS - CHILE	151,769	456,748	1,141,542
MISCELLANEOUS PROPERTIES - CHILE	8,870	-	-
TRES PUNTAS/CHIMBERO - CHILE	55,283	14,306	-
EL DESIERTO - BOLIVIA	3,633	5,879	5,880
ESKAPA - BOLIVIA	72,819	46,223	14,547
WALTER - BOLIVIA	2,087	1,045	1,045
WARA WARA - BOLIVIA	15,828	6,488	6,260
YARETANI - BOLIVIA	8,898	4,455	4,457
ALLOCATION OF ADVANCES	(50,452)	9,633	215,161

EXPENDITURES	3,458,023	1,928,206	1,388,892

WRITTEN OFF

ESPEJISMO – CHILE	(8,113)	-	-
MISCELLANEOUS PROPERTIES – CHILE	(7,870)	-	-
EL DESIERTO - BOLIVIA	(3,633)	(5,879)	(5,880)
WALTER - BOLIVIA	(2,087)	(1,045)	(1,045)
WARA WARA - BOLIVIA	(15,828)	(6,488)	(6,260)
YARETANI - BOLIVIA	(8,898)	(4,455)	(4,457)

BALANCE, BEGINNING	7,086,240	5,175,901	3,804,651

BALANCE, ENDING	$10,497,834	$7,086,240	$5,175,901

SUMMARY OF DEFERRED EXPENDITURES

CHILE
ESPEJISMO	$1,000	$3,529	$-
INCA	4,563,604	1,379,900	-
LOS ZORROS	4,479,402	4,327,633	3,870,885
MISCELLANEOUS PROPERTIES	1,000	-	-
TRES PUNTAS/CHIMBERO	69,589	14,306	-
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,378,239	1,305,420	1,259,197
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES	-	50,452	40,819

	$10,497,834	$7,086,240	$5,175,901

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DETAILS OF EXPENDITURES - CHILE

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$1,430	$-		$-
PROPERTY PATENT PAYMENTS	3,552	3,529		-
SITE ADMINISTRATION	602	-		-
	$5,584	$3,529	$

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$1,730,895	$188,373		$-
FIELD SUPPLIES	259,797	29,501		-
FOOD AND LODGING	177	5,545		-
GEOLOGY, MAPPING, AND SURVEYS	296,354	281,812		-
LEGAL	38,629	32,837		-
MINERAL INTERESTS ACQUISITION COSTS	443,206	818,417		-
PROPERTY PATENT PAYMENTS	33,304	-		-
SITE ADMINISTRATION	48,519	11,491		-
TRAVEL	6,662	11,924		-
VALUE ADDED TAXES	326,161	-		-
	$3,183,704	$1,379,900	$

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$64,733	$62,276		$375,447
FIELD SUPPLIES	12,803	11,525		72,076
FOOD AND LODGING	33	13		55,187
GEOLOGY, MAPPING, AND SURVEYS	-	38,165		281,775
MINERAL INTERESTS ACQUISITION COSTS	12,522	236,215		205,249
PROPERTY PATENT PAYMENTS	43,774	46,978		-
RECOVERY OF COSTS	-	-		(43,538)
SITE ADMINISTRATION	17,904	29,066		106,351
TRAVEL	-	8,477		26,044
VALUE ADDED TAXES	-	24,033		62,951
	$151,769	$456,748		$1,141,542

MISCELLANEOUS PROPERTIES – CHILE (LA JAULA, EQUIS)
DRILLING AND SUB-CONTRACTS	$1,315	$-		$-
MINERAL INTERESTS ACQUISITION COSTS	396	-		-
PROPERTY PATENT PAYMENTS	6,858	-		-
SITE ADMINISTRATION	301	-		-
	$8,870	$-		$-

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$12,401	$509		$-
LEGAL	186
MINERAL INTERESTS ACQUISITION COSTS	7,380	-		-
PROPERTY PATENT PAYMENTS	27,147	13,797		-
SITE ADMINISTRATION	8,169	-		-
	$55,283	$14,306		$-

EXPENDITURES - CHILE	$3,405,210	$1,854,483	$1,141,542

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$3,633	$5,879	$5,880

ESKAPA – BOLIVIA
AMORTIZATION	$5,007	$12,420	$1,867
DRILLING AND SUB-CONTRACTS	21,973	139	-
FOOD AND LODGING	-	1,651	1,245
FUEL	5,999	161	383
GEOLOGY, MAPPING, AND SURVEYS	-	23,143	732
LEGAL	2,830	391	1,262
PROPERTY PATENT PAYMENTS	15,068	7,922	8,028
REPAIRS AND MAINTENANCE	3,755	-	24
SITE ADMINISTRATION	-	-	396
TRAVEL	18,187	396	610

	$72,819	$46,223	$14,547

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$2,087	$1,045	$1,045

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$15,828	$6,488	$6,260

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$8,898	$4,455	$4,457

EXPENDITURES - BOLIVIA	$103,265	$64,090	$32,189

EXPENDITURES - CHILE	$3,405,210	$1,854,483	$1,141,542

EXPENDITURES - BOLIVIA	103,265	64,090	32,189

ALLOCATION OF ADVANCES	(50,452)	9,633	215,161

TOTAL EXPENDITURES	$3,458,023	$1,928,206	$1,388,892

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,903,683)	$(1,979,866)	$(1,546,357)
ADD NON-CASH ITEMS
AMORTIZATION	51,604	36,301	30,457
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	46,429	17,867	17,642
STOCK-BASED COMPENSATION	644,385	886,014	830,742

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(20,729)	(769)	23,467
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	38,735	32,325	(55,064)

NET CASH USED IN OPERATIONS	(1,143,259)	(1,008,128)	(699,113)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	4,512,080	3,706,800	340,300

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,512,080	3,706,800	340,300

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(3,288,771)	(1,719,645)	(1,388,892)
EQUIPMENT	(94,641)	(63,553)	(3,316)

NET CASH USED IN INVESTING ACTIVITIES	(3,383,412)	(1,783,198)	(1,392,208)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,591)	915,474	(1,751,021)

CASH AND CASH EQUIVALENTS, BEGINNING	1,339,761	424,287	2,175,308

CASH AND CASH EQUIVALENTS, ENDING	$1,325,170	$1,339,761	$424,287

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange.  The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the fiscal year end of the inactive subsidiary, South American Mining & Exploration Corp. (“S.A.M.E.X.”) and of the Bolivian subsidiaries is September 30th.  In order to synchronize the different quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for a 15–month period that includes their 2007 fiscal year from October 1, 2006 to September 30, 2007 and the first quarter of their 2008 fiscal year from October 1, 2007 to December 31, 2007.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2007, the Company had incurred losses since inception totalling $22,577,162.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2007, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to raise such financing through issuance of its equity securities by way of private placements.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturity of three months or less.

c.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including stock-based compensation, carrying value of mineral properties and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

d.

Financial Instruments – On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instruments-Disclosure and Presentation”, and Section 3856, “Hedges”. These new accounting standards provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company does not have derivatives or embedded derivatives.

e.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

f.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

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

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

g.

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

h.

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

i.

Equipment and Amortization - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

j.

Stock-Based Compensation – The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

k.

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

l.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations

m.

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

n.

Comprehensive Income – January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

o.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

p.

Recent Accounting Pronouncements - The CICA has issued the following new accounting standards:

1535 Capital Disclosures, 3031 Inventories, 3064 Goodwill and Intangible Assets, 3862 Financial Instruments – Disclosures and 3863 Financial Instruments - Presentation, which are applicable to the Company’s 2008 and 2009 fiscal years.

CICA Handbook Section 1400 General Standards of Financial Statement Presentation: The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have a significant impact on its consolidated financial statements.

CICA Handbook S. 1535 Capital Disclosures: The new standard is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies, and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complied with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and will have no effect on the financial results of the Company.

CICA Handbook S. 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: This new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and is effective for annual and interim periods beginning on or after October 1, 2007.  Presentation requirements have not changed. Enhanced disclosure is required to assist users of financial statements in evaluating the significance of financial instruments on the Company’s financial position and performance, including qualitative and quantitative information about the Company’s exposure to risks arising from financial instruments.  The new accounting standards cover disclosure only and will have no effect on the financial results of the Company.

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i. INCA Property – The Company holds 100% interest in more than 5,000 hectares of mineral concessions acquired by purchase, staking, purchase at government auction, and by four separate agreements for options to purchase 100% interest in mineral concessions as follows:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$800,000 paid).  Option payments are due: March 31, 2008 – US$200,000; and March 31, 2009 – US$1,000,000.  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$100,000 paid).  Option payments are due: March 31, 2008 – US$100,000 (paid); and March 31, 2009 – US$100,000.  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$75,000 paid).  Option payments are due: US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  No NSR is payable on these concessions.

Parra Option - Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$50,000 paid).  Option payments are due: US$50,000 on April 9, 2008 (paid); and US$80,000 on April 9, 2009.  No NSR is payable on these concessions.

Viscacha 1 Purchase – September 2007 the Company purchased 3 hectares of mineral interests for US$32,938 (paid).  No NSR is payable on this concession.

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

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance NSR payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and March 1st of 2009, 2010, 20011, and 2012) to a maximum of US$500,000.  The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.  Since the interest is currently inactive, the property was written down at December 31, 2007 to a nominal value of $1,000.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 824 hectares of mineral concessions by staking and purchasing concessions at government auction.

v.

Miscellaneous Properties - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas for possible future evaluation.  Since the properties are currently inactive, the properties were written down at December 31, 2007 to a nominal value of $1,000.

BOLIVIA

i.

Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of the Company.  Emibol S.A. earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

ii.

El Desierto Property - The Company has a 99% interest in 1,469 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

iii.   Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.    Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the property was written down at December 31, 2007 to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed.

iv.

Walter Property - The Company’s subsidiary, Bolivex S.A. acquired 100% interest in 910 hectares of mineral interests for a purchase price of US$500,000.  The property is subject to an net sales royalty of up to 3% (gross sales less the cost of smelting and sale).  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

v.

Wara Wara Property - The Company’s subsidiary, Emibol S.A. acquired 100% interest in 3,875 hectares of mineral concessions acquired by staking and by two purchase/sale agreements for an aggregate purchase price of US$9,500.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

vi.

Yaretani Property – The Company’s subsidiary Emibol S.A. acquired 100% interest in 2,280 hectares of mineral interests pursuant to an option agreement and two purchase agreements for an aggregate purchase price of US$131,200.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

4.

EQUIPMENT

	AT DECEMBER 31, 2007			AT DECEMBER 31, 2006

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 122,686	$ 82,407	$ 40,279	$ 89,612	$ 64,155	$ 25,457
Exploration equipment	61,169	23,404	37,765	55,220	11,369	43,851
Vehicles	123,839	46,144	77,695	82,586	39,192	43,394

	$ 307,694	$ 151,955	$ 155,739	$ 227,418	$ 114,716	$ 112,702

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, a director charged the Company $58,217 for legal services (2006 - $25,965).  Employees who are also directors or officers of the Company were paid salaries totaling $424,513 during the year ended December 31, 2007, a $120,913 portion of which was capitalized to mineral interests (fiscal 2006 - $418,884 of which $124,484 was capitalized).

Stock options were granted to directors/officers for the purchase of 1,295,000 common shares in aggregate at a price of $0.84 per share.  The fair value of the stock options granted is $672,272.  Of that amount, $531,095 is expensed in the category “Salaries, Benefits and Stock-based Compensation” and $141,177 is capitalized to mineral interests.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	COMMON SHARES	VALUE

Balance December 31, 2005	66,423,165	$22,092,318

Incentive stock options exercised
At $0.20 per share	450,000	90,000
At $0.40 per share	300,000	120,000
Fair value of options exercised		110,520
Warrants exercised
At $0.40 per share	304,500	121,800
At $0.78 per share	50,000	39,000
At $0.80 per share	1,040,000	832,000
Private Placement
At $0.70 per share	3,720,000	2,604,000
Financing Costs
Cash	-	(100,000)

Balance at December 31, 2006	72,287,665	25,909,638

Incentive stock options exercised
At $0.20 per share	600,000	120,000
Warrants exercised
At $0.78 per share	66,000	51,480
Private Placement
At $0.80 per share	5,742,500	4,594,000
Financing Costs
Cash	-	(253,400)

Balance at December 31, 2007	78,696,165	$30,421,718

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

BALANCE DEC 31, 2005	GRANTED (EXERCISED)	BALANCE DEC 31, 2006	GRANTED (EXERCISED)	BALANCE DEC 31, 2007	EXERCISE PRICE	TERM TO

900,000	(400,000)	500,000	(500,000)	-	$0.20	Mar 19, 2007
100,000	(50,000)	50,000	(50,000)	-	$0.20	Sep 12, 2007
50,000	-	50,000	(50,000)	-	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
30,000	-	30,000	-	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
205,000	-	205,000	-	205,000	$1.00	Feb 3, 2009
945,000	-	945,000	-	945,000	$1.10	Aug 6, 2009
2,255,000	(300,000)	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
-	1,850,000	1,850,000	-	1,850,000	$0.85	May 2, 2016
-	-	-	1,295,000	1,295,000	$0.84	Feb 23, 2017
-	-	-	200,000	200,000	$0.85	Jun 22, 2012
-	-	-	50,000	50,000	$0.80	Sep 24, 2012
-	-	-	60,000	60,000	$0.70	Dec 20, 2012

5,125,000	1,100,000	6,225,000	1,005,000	7,230,000

During the year ended December 31, 2007 the Company granted stock options on a total of 1,605,000 shares at prices varying from $0.70 to $0.85 per share with a fair value of $813,637.  Of this amount, $644,385 was expensed in the statement of operations and deficit and $169,252 was capitalized to mineral interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2007:  Expected dividend yield – 0%; Expected stock price volatility – varying from 71% to 89%; Risk-free interest rate – varying from 4.0 to 4.75%; Expected life of options – 5 years.  As at December 31, 2007, the weighted average remaining contractual life of the options is 6.26 years and the weighted average exercise price is $0.77.

(ii)

Share Purchase Warrants

BALANCE DEC 31, 2005	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2006	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2007		EXERCISE PRICE	TERM TO

304,500	(304,500)	-	-	-		$0.40	Sep 15, 2006
753,200	(753,200)	-	-	-		$0.80	Nov 7, 2006
431,150	(431,150)	-	-	-		$0.80	Nov 27, 2006
500,000	(500,000)	-	-	-		$1.05	Nov 28, 2006
400,000	-	400,000	-	400,000		$1.10	Aug 25, 2009
-	1,860,000 (50,000)	1,810,000	(66,000)	1,744,000	$ $	0.78 0.78	Feb 13, 2009 Feb 13, 2009
-	-	-	2,871,250	2,871,250		$1.00	Mar 16, 2009

2,388,850	(178,850)	2,210,000	2,805,250	5,015,250

As at December 31, 2007, the weighted average remaining contractual life of the share purchase warrants is 1.22 years and the weighted average exercise price is $0.93

d.

Contributed Surplus

The contributed surplus arises solely from stock based compensation.

	2007	2006

Balance, beginning	$3,301,113	$2,317,058
Stock based compensation	813,637	1,094,575
Fair value of options exercised re-allocated to share capital	-	(110,520)

Balance, ending	$4,114,750	$3,301,113

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the year ended December 31, 2007	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$12,877	$38,727	$51,604
Foreign exchange loss	-	90,980	90,980
Mineral interests administration and investigation costs	-	339,285	339,285
Salaries, benefits and stock-based compensation	904,028	-	904,028
Administration and general	429,376	49,890	479,266

Net loss from operations	1,346,281	518,882	1,865,163

(Gain) loss on sale of equipment	2,289	(10,198)	(7,909)
Mineral interests and deferred exploration costs written off	-	46,429	46,429

Net loss	$1,348,570	$555,113	$1,903,683

Expenditure for equipment and mineral interests	$29,529	$3,526,673	$3,556,202

Equipment and mineral interests	$30,927	$10,622,646	$10,653,573

Total assets	$1,408,307	$10,675,189	$12,083,496

For the year ended December 31, 2006	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$8,357	$27,944	$36,301
Foreign exchange loss	-	31,846	31,846
Mineral interests administration and investigation costs	-	233,043	233,043
Salaries, benefits and stock-based compensation	1,248,679	-	1,248,679
Administration and general	337,991	74,139	412,130

Net loss from operations	1,595,027	366,972	1,961,999

Mineral interests and deferred exploration costs written off	-	17,867	17,867

Net loss	$1,595,027	$384,839	$1,979,866

Expenditure for equipment and mineral interests	$4,107	$1,987,652	$1,991,759

Equipment and mineral interests	$17,534	$7,086,240	$7,103,774

Total assets	$1,350,526	$7,254,474	$8,605,000

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2007, the Company had Canadian operating losses of approximately $720,000.  These operating losses expire as follows: 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; and 2027 - $720,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,597,600.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions are excluded from net income and deferred as Other Comprehensive Income.

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 2.f.  For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are impaired if the criteria for capitalization are not met.  For US GAAP, mineral property exploration costs are expensed as incurred.  When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral interests under option agreements, all option payments have been expensed to date for US GAAP purposes. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs.  For US GAAP, these acquisition and exploration costs have been impaired and  expensed.   To date the Company has not established any proven or probable reserves on its mineral interests.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 became effective for the Company on January 1, 2007.  The Company’s Bolivian and Chilean subsidiaries have not filed income tax returns for several years. Upon filing there could be penalties and interest assessed. Such penalties vary by jurisdiction and by assessing practices and authorities. As the Company’s Bolivian and Chilean subsidiaries have incurred losses since inception there are no known or anticipated exposure to corporate income taxes. However, certain jurisdictions may assess penalties for failing to file returns and other disclosures and for failing to file other supplementary information associated with foreign ownership, debt and equity positions.  Inherent uncertainties arise over tax positions taken with respect to intercompany charges and allocations, fees, related party transactions, and stock based transactions.  Management has considered the likelihood and significance of possible penalties, based on their assessment, any such penalties, if any, would not be expected to be material.

CONSOLIDATED BALANCE SHEETS	2007		2006

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$1,429,923	$1,429,923	$1,406,058	$1,406,058
Mineral interests	10,497,834	-	7,086,240	-
Equipment	155,739	155,739	112,702	112,702

	$12,083,496	$1,585,662	$8,605,000	$1,518,760
Liabilities
Current	$106,463	$106,463	$67,728	$67,728
Shareholders’ equity	11,977,033	1,479,199	8,537,272	1,451,032

	$12,083,496	$1,585,662	$8,605,000	$1,518,760

CONSOLIDATED STATEMENTS OF OPERATIONS	2007	2006	2005

Net loss as shown on the financial statements – CDN GAAP	$(1,903,683)	$(1,979,866)	$(1,546,357)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	107,697	(40,515)	33,523
Mineral interests costs expensed	(3,411,594)	(1,910,339)	(1,371,250)

Net loss – US GAAP	(5,207,580)	(3,930,720)	(2,884,084)

Other Comprehensive income (loss)	(107,697)	40,515	(33,523)

Comprehensive loss	$(5,315,277)	$(3,890,205)	$(2,917,607)

Basic and diluted loss per share – US GAAP	$(0.07)	$(0.06)	$(0.04)
Weighted average number of common shares outstanding	77,569,498	70,264,207	65,915,415

CONSOLIDATED STATEMENTS OF CASH FLOW	2007	2006	2005

Net cash flows from operating activities under Canadian GAAP	$(1,151,168)	$(1,008,128)	$(699,113)
Mineral Interest Expenditures	(3,288,771)	(1,719,645)	(1,388,892)

Net cash used in operating activities under US GAAP	(4,439,939)	(2,727,773)	(2,088,005)

Net cash flows from financing activities under CDN GAAP and US GAAP	4,512,080	3,706,800	340,300

Net cash flows used in investing activities under CDN GAAP	(3,375,503)	(1,783,198)	(1,392,208)
Mineral Interest Expenditures	3,288,771	1,719,645	1,388,892

Net cash used in investing activities under US GAAP	(86,732)	(63,553)	(3,316)

Net change in cash and cash equivalents	(14,591)	915,474	(1,751,021)
Cash and cash equivalents, beginning	1,339,761	424,287	2,175,308

Cash and cash equivalents, ending	$1,325,170	$1,339,761	$424,287

US Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2010. Management has determined that the accounting standard will have no effect on the Company.

In December 2007, the FASB issued SFAS 141R, Business Combinations, SFAS 141R replaces SFAS 141.  The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized. Management determined the accounting standard will have no effect on the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning on January 1, 2009, will be adopted by the Company beginning in the first quarter of 2009.  Management does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008.  Management is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

10.  SUBSEQUENT EVENT

During April 2008, the Company completed a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The units are subject to a four-month hold period.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

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

4.9

*Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 21-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2006 Annual Report);

4.10

Consulting Agreement dated June 22, 2007 between Brazen Financial Corp. (“the Consultant”) and SAMEX Mining Corp. concerning the provision of investor relations services to the Company (filed with this Annual Report).

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

Date: June 25, 2008

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

Exhibit 4.10

CONSULTING AGREEMENT

THIS AGREEMENT dated for reference June ___22___, 2007.

BETWEEN:

BRAZEN FINANCIAL CORP., a corporation incorporated under the laws of British Columbia and having an office at 2597 East Kent Ave. , North, Vancouver, British Columbia, V5S 2H7 (Telephone: (604) 432-1732 Fax: (604) _____N/A______)

 (hereinafter called the "Consultant")

OF THE FIRST PART

AND:

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301- 32920 Ventura Avenue , Abbotsford, B.C. V2S 6J3 (Telephone: (604) 870-9920 Fax: (604) 870-9930)

(hereinafter called the “Company”)

OF THE SECOND PART

WHEREAS:

A.

The Company wishes to acquire and the Consultant wishes to supply the services described herein upon the terms and conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises and covenants contained in this Agreement, the parties hereto covenant and agree as follows:

1.

Provision of Services

1.1

Subject to the terms of this Agreement, the Consultant shall provide to the Company the services listed in Schedule "A" hereto and all such other services as are necessarily incidental thereto that may be required by the Company (the "Services").

1.2

The Consultant shall use its best efforts to further the interests of the Company in providing the Services.

1.3

The Consultant shall engage or employ JAMIE PUNT  as employee during the term of this Agreement (the "Key Employee") and shall assign the Key Employee to perform its obligations hereunder.

2.

Changes in Service

2.1

The Company shall be entitled to order changes and/or deletions from the Services as set out in Schedule "A" by giving written notice to the Consultant without invalidating this Agreement.  The Consultant shall be deemed to have agreed to such changes and/or deletions and the Services to be provided hereunder shall be modified accordingly unless the Consultant objects in writing within five days of receipt of such notice.

3.

Remuneration of Consultant

3.1

The Company shall pay the Consultant the sum of $10,000 per month (full time, or $7,500 per month, three quarters (3/4) time) payable on the fifteenth (15th) day of each month during the term of this Agreement in consideration of the Consultant's performance of the Services as required by this Agreement.  Subject to such restrictions and requirements as the Company may impose from time to time, the Company shall reimburse the Consultant for out-of-pocket expenses incurred in performance of the services upon receipt of such evidence of those expenses as the Company may reasonably require.  Such reimbursement shall be made monthly promptly after submission to the Company, subject to review and approval of the expenses.

3.2

The Consultant or, if so directed by the Consultant, the Key Employee shall be entitled to receive incentive stock options entitling the holder to purchase 200,000 common shares of the Company at a price of $0.85 per share for a term of 5 year(s), subject to such further or other terms and conditions as may be acceptable to the TSX Venture Exchange (“TSX-V”) and the Company and such other conditions as may be specified in Schedule “A” hereto.  The Consultant shall ensure that the Key Employee complies with such procedures as the Company’s Board of Directors may from time to time prescribe with respect to monitoring of the Key Employee’s trading in the securities of the Company during the term of this Agreement including, without limitation, the establishment of a designated brokerage account through which the Key Employee will conduct all trades in the securities of the Company or a requirement to file insider reports with the Company’s Board of Directors.

3.3

The Consultant represents and warrants that all of its outstanding shares are beneficially owned and controlled by Jamie Punt 50% and Gabriella Poato 50%.

4.

Consultant Not Agent or Employee

4.1

Neither the Consultant nor its Key Employee shall be the employee or agent of the Company and accordingly, neither shall purport to enter into any contract or subcontract on behalf of the Company or otherwise purport to act on its behalf.  Nothing in this Agreement shall be deemed to require the Consultant to provide its services exclusively to the Company and the Consultant hereby acknowledges that the Company shall not be required to make any remittances or payments required of employers by statute on the Consultant's or the Key Employee's behalf and the Consultant or any of its agents or employees shall not be entitled to the fringe benefits provided by the Company to its employees.

4.2

The Company acknowledges that since the Consultant is an independent contractor and not an employee of the Company, the Consultant shall, except where expressly provided herein, have direction and control of the manner, methods, techniques and procedures used by its agents or employees to perform the Services.

4.3

The Consultant acknowledges and agrees that, where all or a portion of the compensation includes incentive stock options, the Key Employee shall (at the Company’s sole election) be appointed as either a senior officer of the Company with the title of Vice president, Corporate Communications or such other title as the Company’s board of directors may approve, or shall have function as a dependant contactor of the Company and, in particular, shall provide the services set out herein on a continuing and regular basis for the minimum time per week set out in Schedule “A” and shall the Company shall have the same direction and control over the details and methods of work of the Key Employee as if the Key Employee were an employee of the Company for whom income tax deductions were made at source.

5.

Facilities

5.1

The Consultant shall normally provide the Services from the residence of the Key Employee or other premises it may designate and provide, however the Company will make available to the Consultant all other facilities (including office space, typing, document reproduction, computer programming and other clerical assistance) that may be required by the Consultant to perform the Services.

6.

Books and Records

6.1

The Consultant shall keep proper accounts and records of all expenditures made by it in connection with the Services, and of the time expended by it or any of its agents or servants in performing the Services and all invoices, receipts and vouchers relating thereto.

7.

Company's Obligations

7.1

The Company shall make available to the Consultant such information and data and shall permit the Consultant, its agents and employees to have access to such documents or premises as are reasonably necessary to enable it to perform the Services.

8.

Confidentiality and Ownership of Work Product

8.1

Any information, data, documents (whether in electronic or other form), strategies, contacts, or pertaining to prepared, produced, developed, or acquired, by or at the direction of the Consultant, directly or indirectly, in connection with or otherwise developed by the Consultant in the course of performing Services pursuant to this Agreement including, without limiting the generality of the foregoing, all names, contact numbers, e-mail addresses, background information, copies of e-mails, letters and other communication and other data contact lists, and contact sheets, financing leads, or information pertaining to the Company’s business (collectively, the “Work Product”) shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom.

8.2

All materials, documents or information (including any Work Product) pertaining to (i) mineral properties in which the Company (or any of its subsidiaries) has an interest or is seeking to acquire including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration, or information pertaining to prospective property vendors, (ii) any prospective acquisitions, joint ventures or business combinations or any business opportunities (iii) any proposed or existing corporate communication plans, investor relations programs, public relations strategies or other existing or proposed activities of the Company or its subsidiaries, (iv) the business or activities of the Company which are not generally known to others engaged in similar businesses or activities (v) the personal, financial or other affairs of the Company’s directors, officers and employees  (vi) all concepts, information and material which are derived from or related to the Consultant’s access to or knowledge of any of the above enumerated materials and information (other than information, documents or Work Product which the Company has authorized for public disclosure or which has previously been disclosed to the public) shall be considered confidential information belonging exclusively to the Company (collectively, “Confidential Information”), whether or not so identified or marked.

8.3

The Consultant shall not at any time either during the term of this Agreement or thereafter divulge to any person, firm or corporation, any information, documents or Confidential Information received by the Consultant during the course of its providing the Services to the Company, except as may be required by law or otherwise permitted by the Company in writing.

8.4

No copies, summaries or other reproductions of any Confidential Information shall be made by the Consultant without the express permission of the Company and the Consultant shall, forthwith upon the Company’s request, deliver to the Company all Confidential Information in the possession of or otherwise available to or under the control of the Consultant notwithstanding a termination of this Agreement.

8.5

The Consultant shall comply, and shall take proper measures to cause all employees of the Consultant or other persons under its direction or control to comply, with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such Confidential Information.

9.

Duties of Consultant

9.1

During the term of this Agreement, the Consultant shall devote such of its time, attention and abilities to the business of the Company as is reasonably necessary for the proper exercise of its duties pursuant to this Agreement.  Nothing contained herein shall be deemed to require the Consultant to devote its exclusive time, attention and ability to the business of the Company.

9.2

During the term of this Agreement, the Consultant shall ensure that its Key Employee will:

(a)

at all times except when disabled by sickness or incapacity, faithfully and diligently perform his duties and use his best efforts to promote and advance the business of the Company;

(b)

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

(c)

refrain from acting in any manner contrary to the interests of the Company or contrary to the duties of the Consultant as contemplated herein.

9.3

Without limiting the generality of the foregoing, the Consultant shall not during the term of this Agreement:

(a)

act in any manner contrary to the terms of this Agreement, or the best interests of the Company; or

(b)

take advantage for personal gain, either directly or indirectly, of a business opportunity,

which opportunity arose because of the Consultant's relationship with the Company unless such opportunity is first presented to the Company and the Company expressly declines to take advantage of or pursue such opportunity and agrees in writing that the Consultant may take advantage thereof.

10.

Liability of Consultant

10.1

The Consultant shall indemnify and save the Company harmless from and against all costs, expenses, losses, damages and obligations it may suffer or incur as the result of the breach of any covenant or warranty made by the Consultant in this Agreement.

11.

Termination

11.1

The term of this Agreement shall be for 18 months and shall commence upon June 22, 2007 and unless terminated earlier pursuant to the provisions hereof, or unless renewed in writing by the parties shall expire on December 21, 2009.

11.2

This Agreement may be terminated prior to the completion of the Services as follows:

(a)

by either party upon 60 days days' prior written notice; or

(b)

immediately upon the Company giving written notice to the Consultant of the occurrence of an Event of Default as defined in clause 11.4.

If either party fails to give any such notice, this Agreement shall continue in full force and effect.

11.3

Upon the termination of this Agreement, the Company shall, subject to its right to set off any damages or other amounts claimed by the Company from the Consultant, pay to the Consultant all amounts accruing hereunder up to and including the effective date of termination.

11.4

An Event of Default shall be deemed to occur if:

(a)

the Consultant is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof has been given to the Consultant; or

(b)

the Consultant becomes insolvent or unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy.

12.

Non-Assignability

12.1

The Consultant shall not subcontract to any person, any right, duty or obligation hereunder without the prior written consent of the Company.  This Agreement may not be assigned by either party without the prior written consent of the other party.

13.

Co-operation with Other Parties

13.1

The Consultant shall co-operate with all other parties engaged or employed by the Company from time to time and shall coordinate its activities with the activities of such parties as and when requested by the Company.

14.

Force Majeure

14.1

Notwithstanding anything herein to the contrary, neither party hereto shall be deemed to be in default with respect to the performance of the terms, covenants and conditions of this Agreement if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, or acts of God.

15.

Notice

15.1

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

16.

Entire Agreement

16.1

The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

17.

Further Assurances

17.1

Each of the parties shall execute such other documents and instruments and shall do such other acts as may be necessary to implement and carry out the intent of this Agreement.

18.

Proper Law

18.1

The proper law of this Agreement is the law of British Columbia.

19.

Time of Essence

19.1

Time is of the essence of this Agreement.

20.

Waiver of Breach

20.1

The waiver by either the Company or the Consultant of a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

21.

Regulatory Approval

21.1

This Agreement is subject to the approval of all regulatory authorities as may have jurisdiction (the "Regulatory Authorities").

IN WITNESS WHEREOF the parties have executed and delivered this Agreement by their officers duly authorized for that purpose.

BRAZEN FINANCIAL CORP.,
Per: “Jamie Punt”
Jamie Punt, President
Name and Office Held

SAMEX MINING CORP.
Per: “Jeffrey Dahl”
Jeffrey P. Dahl, President
Name and Office Held

SCHEDULE "A"

TO THE CONSULTING AGREEMENT DATED FOR REFERENCE JUNE 22, 2007

BETWEEN SAMEX MINING CORP. AND BRAZEN FINANCIAL CORP.

DUTIES AND COMPENSATION FOR BRAZEN FINANCIAL CORP.

TERM OF AGREEMENT AND MINIMUM TIME

18 Months commencing June 22, 2007 (“Commencment”), on a three quarters (3/4) time (minimum 30 hours per week) basis, extending to full time (minimum 40 hours per week) as soon as practicable after Commencement and in any event, no later than nine months after Commencement

SERVICES AND DUTIES:
Title For Key Employee:	Investor Relations Representative

Duties:

1.

The Consultant shall, in co-operation with such other persons as the Company may specify:

a)

consult with and advise the Company with respect to investor relations programs and corporate communications;

b)

contact and provide prescribed Company information to mining analysts and other key individuals;

c)

introduce the Company to brokerage firms, securities dealers, consultants and other persons who may assist the Company in its financing efforts and business affairs where appropriate;

2.

provide the services of the Key Employee in the capacity set out below and cause the Key Employee to Perform all the duties commonly associated with the position of Investor Relations Representative including:

a)

communicating corporate information with institutional or retail investors, existing shareholders, analysts, investment letter writers, business publishers and stock brokers on a regular basis determined by the Company

b)

providing authorized corporate information to existing shareholders or prospective investors in answer to inquiries or contacts;

c)

promptly following up investor contacts with phone calls or, where appropriate and warranted, personal visits

d)

maintain written up-to-date “call sheets” and other records of communication in such form and content as may be specified by the Company;

e)

regularly report the results of efforts to the designated Company representative as and when requested;

f)

use all proper means in the Consultant’s power to enhance, maintain and improve the Company’s corporate communications and investor relations programs including, in particular, its relationships with mining analysts and institutional investors, and to protect and further the interests of the Company.

COMPENSATION:

Monthly Compensation:	$10,000 per month (full time); $7,500 per month three quarters (¾) time

Commissions:	None

Benefits:	none

Expenses

The Consultant shall obtain prior written approval for all out-of-pocket expenses in excess of $100 per month.  The Consultant shall further be entitled to vehicle allowance of $0.40 per kilometer (or such other allowance as may be prescribed by the Company from time to time for employee re-imbursement of vehicle expenses) for travel to and from the Company’s Abbotsford office and such other travel as the Company may from time to time authorize

Other Benefits:

Incentive Stock Options - 200,000 shares issued on and subject to the terms and conditions of the Company’s Incentive Stock Option Plan at $ 0.85 per share exerciseable for five (5) years (or 30 days after termination of the Agreement or any extension thereof) (or such other price and amount as may be acceptable to the TSX Venture Exchange ) vesting in stages over 12 months from the date of issuance with ¼ of such options vesting every 3 months.  In addition, the final 50,000 share installment shall be subject to the further condition that the Consultant shall have commenced offering full time services (including offering the full time services of the Key Employee) prior to the prescribed vesting date for such shares, failing which such final 50,000 installment shall be cancelled and the total number of options shall be reduced accordingly.

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2008:

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

I, Jeffrey Peter Dahl, certify that:

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: June 25, 2008	“Jeffrey P. Dahl”
Jeffrey P. Dahl, President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Larry Dennis McLean, certify that:

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: June 25, 2008	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 25, 2008

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 25, 2008