Form 20-F
period 2008-12-31
SAMEX MINING CORP
filed 2009-06-22
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2008

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

Larry McLean, Vice President and CFO

Tel: (604) 870-9920  Facsimile: (604) 870-9930

SAMEX Mining Corp.  #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, Canada V2S 6J3

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

1

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2008: 81,261,165 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

[X] Yes      [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes      [X] No

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

2

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

Page

Item 1. Identity of Directors, Senior Management and Advisers

3

Item 2. Offer Statistics and Expected Timetable

3

Item 3. Key Information

3

Item 4.  Information on the Company

16

Item 5. Operating and Financial Review and Prospects

41

Item 6. Directors, Senior Management and Employees

53

Item 7. Major Shareholders and Related Party Transactions

57

Item 8. Financial Information

60

Item 9. The Offer and Listing.

61

Item 10. Additional Information.

62

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

76

Item 12. Description of Securities Other Than Equity Securities.

74

Item 13. Defaults, Dividend Arrearages and Delinquencies.

74

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

75

Item 15. Controls And Procedures

75

Item 16A. Audit Committee Financial Expert

76

Item 16B. Code of Ethics

76

Item 16C. Principal Accountant Fees and Services

76

Item 16D. Exemptions From The Listing Standards For Audit Committees

79

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases

79

Item 17. Financial Statements.

79

Item 18. Financial Statements.

98

Item 19. Exhibits.

98

3

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to our status as a passive foreign investment company for U.S. tax purposes;

•

risks related to our history of operating losses;

•

risks related to our lack of production history;

•

risks related to our limited financial resources;

•

risks related to our need for additional financing;

•

risks related to competition in the mining industry;

•

risks related to increased costs;

•

risks related to possible shortages in equipment;

•

risks related to mineral exploration activities;

•

risks related to our lack of insurance for certain activities;

•

risks related to all our properties being in the exploration stage;

•

risks related to uncertainty that our properties will ultimately be developed;

•

risks related to fluctuations in precious and base metal prices;

•

risks related to the possible loss of key management personnel;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to governmental and environmental regulations;

•

risks related to our ability to obtain necessary permits;

•

risks related our status as a foreign corporation;

•

risks related to current economic conditions; and

•

other risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

All references in this Report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “SAMEX” refer to SAMEX Mining Corp. and its subsidiaries.

4

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

	Canadian Dollar Per U.S. Dollars
						3-Month Period Ended December 31,
	2008	2007	2006	2005	2004	2008	2007
End of period	1.224	0.9881	1.1652	1.1656	1.2034	1.224	0.9881
Average for the period	1.066	1.0742	1.134	1.2115	1.3016	1.2115	0.9809
High for the period	1.2971	1.1852	1.1726	1.2703	1.3970	1.2971	1.0216
Low for the period	0.9905	0.9168	1.0989	1.1507	1.1775	1.0607	0.9168

The following table sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) during the months from December 2008 to May 2009.  Exchange rates are based upon intra-day high/low rates between 08:00 (ET) and 16:00 (ET) (rather than noon or closing rates) reported by the Bank of Canada.

For the month of:	December 2008	January 2009	February 2009	March 2009	April 2009	May 2009
High for the period	1.3008	1.2765	1.2731	1.3066	1.2707	1.1954
Low for the period	1.1872	1.1761	1.2160	1.2192	1.1875	1.0898

The noon rate of exchange on June 12, 2009 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.1177.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2003	1 US$ = 691.40 pesos
2004	1 US$ = 609.53 pesos
2005	1 US$ = 559.77 pesos
2006	1 US$ = 530.28 pesos
2007	1 US$ = 522.69 pesos
2008	1 US$ = 521.79 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2008

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	480.89	467.21	442.94	446.43	470.1	493.61	502.24	516.70	530.17	618.39	651.50	649.31

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2009

Month	Jan	Feb	Mar	Apr	May
Pesos	623.01	605.99	592.93	583.17	565.71

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

In Chile, the Company holds an interest in the following exploration prospects: Los Zorros - gold-copper-silver, Inca - copper-gold-silver-molybdenum, Espijismo - gold, Tres Puntas/Chimbero – silver-gold.  In Bolivia the Company holds an interest in the following exploration prospects; El Desierto - porphyry copper-gold, Eskapa - gold-silver-copper, Santa Isabel - zinc-silver-lead-indium-copper-gold (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo., who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of  Disclosure For Mineral Projects.  Both Mr. Kell and Mr. Southam have signed forms consenting to the use of their names as “qualified persons” and the filing of this Form 20F Annual Report.

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

All Dollar Amounts In Canadian Dollars	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	13 Months Ended December 31, 2005	Fiscal Year Ended November 30, 2004
Income Statement Data
Net Loss From Operations	$(1,154,945)	$(1,865,163)	$(1,961,999)	$(1,539,887)	$(1,803,635)
Gain On Sale of Equipment	-	7,909	-	11,172	1,052
Mineral Interests Written Off	(1,416,792)	(46,429)	(17,867)	(17,642)	(31,296)
Net Loss for the year (1)
Canadian GAAP	(2,571,737)	(1,903,683)	(1,979,866)	(1,546,357)	(1,833,879)
US GAAP	(2,731,764)	(5,207,580)	(3,930,720)	(2,884,084)	(3,899,243)
Net Loss per share (1)
Canadian GAAP	(0.03)	(0.02)	(0.03)	(0.02)	(0.03)
US GAAP	(0.03)	(0.07)	(0.06)	(0.04)	(0.06)

Balance Sheet Data
Current Assets	$311,614	$1,429,923	$1,406,058	$ 489,815	$2,264,303
Current Liabilities	104,228	106,463	67,728	35,403	90,467
Working Capital	207,386	1,323,460	1,338,330	454,412	2,173,836
Total Assets	11,125,120	12,083,496	8,605,000	5,751,166	6,181,545
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	11,020,892	11,977,033	8,537,272	5,715,763	6,091,078
US GAAP	318,889	1,479,199	1,451,032	539,862	2,286,427
Number of Shares	81,261,165	78,696,165	72,287,665	66,423,165	65,272,415

(1)

See Note 11 to attached Consolidated Financial Statements to December 31, 2008.

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 11 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The comparative period data for the fiscal period ended December 31, 2005 is a 13 month period versus 12 month periods for the fiscal years ended December 31, 2008, 2007 and 2006 and November 30, 2004.  Consequently, comparisons of these periods may not be indicative of future results.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,154,945 for the fiscal year ended December 31, 2008, $1,865,163 for the fiscal year ended December 31, 2007, and $1,961,999 for the fiscal year ended December 31, 2006.  As of December 31, 2008, we had a cumulative net loss from operations of $16,287,573 and a cumulative deficit of $25,148,899.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

We have not identified any commercially viable mineral deposits.  We have not commenced development or commercial production on any of our properties.  We have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of our properties, the possible optioning or joint venturing of our properties, and/or the sale of  royalty interests or capital assets, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

We have no production history from our mineral properties.

We have no history of producing metals from any of our properties as each of our properties are in the exploration stage.  Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure.  As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

•

Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;

•

The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•

The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;

•

The availability and cost of appropriate smelting and/or refining arrangements, if required;

•

Compliance with environmental and other governmental approval and permit requirements;

•

The availability of funds to finance exploration, development and construction activities, as warranted;

•

Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitability producing metals at any of our properties.

We generally have limited financial resources and no source of cash flow.

Although we believe we have sufficient funds to meet our current obligations, we currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution to our existing shareholders.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern ..   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

Our success depends on our ability to raise additional capital.

As of December 31, 2008, we had working capital of $ 207,386 (December 31, 2007: $ 1,323,460 ).  In March 2009 we completed a private placement of 7,830,500 units at a price of $0.10 per unit, raising gross proceeds of $783,050.  Based on the funds on hand, it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.   In relation to our proposed exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding to continue exploration on our Los Zorros property and our other gold-silver prospect in Chile.   Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern ..   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

We currently have no external sources of liquidity, and additional funding required for our activities for the foreseeable future may be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution to our existing shareholders.

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

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, many of which are outside of our control.  A material increase in costs at any significant location could have a effect on our operations.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Mineral exploration involves a high degree of risk against which we are not currently insured.

The Company’s exploration activities are subject to the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which the Company may be held responsible. Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labor may be encountered in the drilling and removal of material.  While SAMEX may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also a number of risks against which SAMEX cannot insure or against which we have decided not to insure, due to high premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against risks relating to our mineral property interests.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.   The development of gold, silver, copper, zinc and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in Chile and Bolivia.  These jurisdictions impose certain requirements and obligations on the owners of exploratory properties and mineral exploration activities are subject to certain risks which are described elsewhere in this section.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labour and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations.

The success of commodity exploration is determined in part by the following factors:

•

Identification of potential mineralization based on surficial analysis;

•

Exploration permits, as granted by the various government bodies;

•

Experience and quality of management and geological consultants;

•

Capital available for exploration activity.

Substantial expenditures are required for us to establish proven and probable ore reserves through drilling and analysis, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  In making the determination as to the commercial viability of a mineral deposit, a number of factors are considered, which include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, and use importing and exporting or minerals and environmental protection.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves.  The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We have no producing mines at this time.

Calculations of mineral reserves and of mineralized material are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until mineral reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and ore may vary depending on metal prices. Estimates of mineral resources under Canadian guidelines are subject to uncertainty as well. The estimating of mineral reserves and mineral resources under Canadian guidelines is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or estimate of mineral resources under Canadian guidelines, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources under Canadian guidelines may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral reserves or mineral resources under Canadian guidelines. Any material change in the quantity of mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

Our business is affected by market fluctuations in the prices of minerals sought (gold, silver, and copper), which are highly volatile.  Depending on the price of gold, silver, copper or other metals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

Gold, silver, and copper prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions.  Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  We cannot assure you that the price of gold, silver, or copper will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties.

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

The prices of gold, silver, and copper and other metals have fluctuated in recent years.  The volatility of the prices for precious metals and base metals is illustrated by the following charts from kitco.com which show the market prices (US$) of gold, silver, and copper over the last five years.

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

The development of gold, silver, copper and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold, silver, copper or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold, silver and copper, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in Chile and Bolivia.  These countries impose certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

Bolivian Interests - There are certain specific risks associated with mineral exploration activities and property ownership in Bolivia.

The process for acquiring, holding and developing an interest in mineral properties in Bolivia is different from procedures for acquiring mining claims in Canada or the United States and involves a number of risks not applicable in those jurisdictions.  In addition, recent legislative, judicial and political changes have seriously added to the risk of conducting mineral operations in Bolivia.

We acquired our property interests in Bolivia under the former Law No. 1777 enacted on March 17, 1997 (the “Former Code”), which governed the rights and obligations associated with mineral concessions in Bolivia.  Under the Former Code, individuals and corporations were allowed to apply for mining concessions on and subject to certain rules respecting application and filing for such concession, which granted the lawful holder the right to explore for minerals on such concession and, subject to further requirements and qualifications, the right to own and conduct mineral operations on such concession, as well as the right to transfer such concession in compliance with certain prescribed registration and transfer requirements.  The Former Code also restricted ownership of any properties within 50 km of any international border of Bolivia or the “Frontier Zone” to a Bolivian national or a corporation owned by a Bolivian national(s), provided that such nationals were permitted to enter into a joint venture agreement with a foreign party subject to certain rules as to the form of joint venture and its operation.  Our interests within the Frontier Zone (Santa Isabel Property, Eskapa Property, El Desierto Property) are held under joint venture agreements with a Bolivian national.  In particular, the Eskapa Property and El Desierto Property mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX.  Our Bolivian subsidiary, Empresa Minera Boliviana S.A. (“Emibol S.A.”), earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement (originally with Multimin S.A., a company also formerly controlled by Patricio Kyllmann) dated April 16, 1996 and as amended November 23, 1998 with El Roble and our Santa Isabel Property is held under a joint venture agreement with the Bolivian state mining company, Corporacion Minera de Bolivia (“COMIBOL”) (see “Item 4 – Information on the Company).

The legal effect of the Former Code has been seriously affected by subsequent legislative and judicial action, resulting in serious concern as to the status of our Bolivian concessions and our rights and obligations with respect thereto.

On May 10th, 2006, the Bolivian Constitutional Tribunal determined, under Constitutional Verdict 0032/2006, that the Former Code was unconstitutional in that, under the constitution then in effect (the “Old Constitution”), all natural resources belonged to the State and therefore mining concessions could not be sold, mortgaged, transferred or inherited.  The tribunal ruled that the Bolivian Parliament would be required to make a number of specific changes to the Former Code in order to comply.  Parliament was given two years to make these changes, which did not occur.  As a result of this decision, the transfer, mortgage or testamentary disposition of mineral concessions may no longer be permitted in Bolivia. This decision has had a significant adverse effect on the ability of concession holders to dispose of their interest.  There does not yet appear to be any restriction on disposition of the shares of companies which own mineral concessions (which is the case for all of the Company’s Bolivian properties).  However, this also is not entirely clear.

On May 1, 2007, the Bolivian government issued Supreme Decree N. 29117 which declared the whole country to be a “mining fiscal reserve”.  This decree granted the Bolivian state mining company, Corporacion Minera de Bolivia (“COMIBOL”) the right to administer this reserve, and further gave the right to explore the reserve to the government Geological and Technical Mining Service (“SERGEOTECMIN”).  This decree effectively eliminated the entire mining concession system in Bolivia, other than filings made before May 1, 2007.

On January 25th 2009 a new constitution was approved by referendum (the “New Constitution”) which, among other things, provides that all natural resources belong to the Bolivian people and will be administered by the State for their collective interest.  This altered the Former Constitution which provided that all natural resources belong to the State, which could grant concessions according to the law, (in this case the Former Mining Code).  This new provision has given rise to numerous land title claims, particular from aboriginals living near mining concessions.  It is unclear at this time how this provision will be interpreted.

The New Constitution also provides that any mining concessions granted to national and foreign companies before the enacting of the New Constitution must enter into mining agreements with COMIBOL on or before December 6, 2010.  This provision affects all of our mining concessions in Bolivia, other than possibly our Santa Isabel property, which is held under an existing joint venture agreement with COMIBOL.

The New Constitution also provides the State must ensure reinvestment of profits from mining operations in Bolivia.  The provision does not state what portion of profits will need to be re-invested, so the effect of this provision is not clear at this time.

Finally the New Constitution states that certain autonomous regions (for time being limited to Santa Cruz, Beni, Tarija and Pando) are entitled to create and administer their own taxes.  This provision may be extended to other regions of the country, depending on the outcome of a referendum.  Accordingly, the application and effect of this provision in relation to taxing mineral concessions is uncertain at this time.

A new mining code has been proposed to replace the Former Code, but such legislation has not yet been enacted.  While the new proposed code may resolve some of the uncertainty created by the above legislative and judicial actions, its final content

and effect are uncertain.   As a result, we have concluded, the foregoing changes taken as a whole, appear to be highly prejudicial to our interests and seriously adversely affect the viability of prospective mineral projects in Bolivia.   We have also concluded that our rights and obligations with respect to our Bolivian mineral interests, are at best, uncertain.

In light of these and other factors we have decided that our mineral interests in Bolivia are now subject to a high degree of risk, including a risk of the loss of the entire economic benefit of our mineral interests.  Accordingly we have decided to suspend all exploration activities in Bolivia and put all of our Bolivian projects on “care and maintenance” status.  We also elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008, and in the first quarter of 2009, also decided to abandon three low-priority properties – the Walter, Wara Wara and Yaritani properties.  We also wrote down the carrying value of our three remaining Bolivian properties - Eskapa, El Desierto, and Santa Isabel - to a nominal value of $1,000 each.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political and legal conditions persist.  There can be no assurance that these conditions will improve or, if so, when such changes might take place.

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

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Robert Kell (who resides in the United States and Chile), and all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We have reserved 20,493,250 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2009, we reserved 6,365,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.73).  In addition we reserved 14,128,250 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.32).  If such options and warrants are fully exercised, such common shares would constitute 18.7% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that SAMEX expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may have been a PFIC in prior years and may also be a PFIC in subsequent years.  If SAMEX is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of SAMEX.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of SAMEX’s net capital gain and ordinary earnings for any year in which SAMEX is a PFIC, whether or not SAMEX distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.   See Item 10. “Taxation – United States Federal Income Tax Consequences”.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the fiscal year ended December 31, 2008 ranged between CDN$0.115 and CDN$0.78 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Recent market events and conditions

In 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations.  Additional capital may not be available on terms acceptable to us or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of gold prices may impact our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

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

Our total mineral interests and exploration costs were $1,949,405 for the fiscal year ended December 31, 2008 as compared to  $3,797,308 for the fiscal year ended December 31, 2007, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $3,806,800 during fiscal 2006, $4,765,480 during fiscal 2007 and $1,539,000 during fiscal 2008.  Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

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

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994.  The directors and officers of SAMEX S. A. are: Jeffrey Dahl – President & Director, Lorena Fernandez – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Albaro Gonzales Quint - Sindico, Felix Villegas Michel – Alternate Sindico.  SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Bolivian corporate law requires that the company have at least three shareholders and, accordingly, the shares of SAMEX S. A. as well as Bolivex S.A. and Emibol S.A. have been issued so that 2 shares are held by persons other than S.A.M.E.X. Corp. or SAMEX International.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX. SAMEX S.A.’s primary asset is its interest in a portion of the Goya I/El Bonete concession which form the Santa Isabel property referred to below.

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994.  The directors and officers of Bolivex S. A. are: Jeffrey Dahl – President & Director, Edgar F. Zapata – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Victor Flores – Sindico.   Bolivex S.A. has authorized capital of 500,000 Bolivianos (“Bs”). and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl.  Bolivex S.A.’s primary asset was the Walter property that was abandoned in the first quarter of 2009 (see “Description of Properties” referred to below).

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  The directors and officers of Emibol S. A. are: Jeffrey Dahl – President & Director, Lorena Fernandez – Vice President & Director, Franz Vega – Secretary & Director, Robert Kell - Director, Aida Martinez - Alternate Director, Albaro Gonzales Quint - Sindico, Felix Villegas Michel – Alternate Sindico.  Emibol S.A. has authorized capital of 200,000 Bolivianos (“Bs”) and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl.  Its principal assets are its interests in the El Desierto and Eskapa properties in Bolivia.

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile’s principal assets are its interest in mineral concessions in the Los Zorros, Tres Puntas/Chimberos, and Inca properties in Chile.

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. (the “Minera Porvenir Option”).   We signed an option contract to acquire mineral concessions covering a 2,138-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years (US$961,500 has been paid).  Pursuant to payment terms revised March 31, 2008, payments are due: upon resolution of certain title issues on an 85-hectare portion of the optioned property, US$77,000 payable on behalf of the optionor to a third party (has not been paid); and March 31, 2009 – US$961,500 (The Company has not made the option payment of US$961,500 due on March 31, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Minera Porvenir may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned properties.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Minera

Porvenir Option on March 31, 2009.)   (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A. (the “Araya Option).  We signed an option contract to acquire mineral concessions covering a 45-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years (US$204,523 has been paid).  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment balance of US$95,477 due March 31, 2009 as follows: US$30,000 on March 31, 2009 (which has been paid); US$30,000 on June 30, 2009; and US$35,477 on September 30, 2009).  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. (the “Rojas Option”).  We signed an option contract to acquire mineral concessions covering a 20-hectare portion of the Inca project in Chile by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years (US$150,000 has been paid).  Option payment is due: April 30, 2009 - US$150,000 (The Company has not made the option payment of US$150,000 due on April 30, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Rojas may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned properties.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Rojas Option on April 30, 2009.).  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. (the “Parra Option”).  We signed an option contract to acquire mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years (US$100,000 has been paid).  Option payment is due: April 9, 2009 - US$80,000 (The Company has not made the option payment of US$80,000 due on April 9, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Parra may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned properties. At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Parra Option on April 9, 2009.)  (See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”).

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

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3.   The address for our registered and records office is #2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.  The phone number of our head office is (604) 870-9920.  In South America, we have a field office in Copiapo, Chile.

Business Overview.

For 2008

During 2008 we were principally involved in continued exploration on our INCA copper-gold-silver-moly prospect in Chile.  By  December 2007 we had completed the last of more than 10,300 meters of drilling as part of our Phase I exploration program on the Inca property.  Then, continuing through fiscal 2008, our work was mainly focused on logging drill core, assaying, correlating, analyzing and interpreting the results from more than 10,000 meters of drill core.   As a result of the activities on our mineral exploration properties during fiscal 2008, our expenditures on mineral interests and exploration costs for the year totaled $1,949,405 at December 31, 2008.

During the first quarter of 2008 our activities included processing drill core and compiling data from the INCA project, making option payments and an advance royalty payment related to our mineral properties in Chile, and arranging a private placement financing.

During the second quarter our activities at the INCA project in Chile included continued processing of drill core and data compilation, as well as additional trenching, channel sampling, assaying and installation of safety ladders to provide exploration access to the historic underground workings at the Jardinera mine on the INCA property.  We also made option payments on certain mineral properties in Chile and completing a private placement financing that had been announced in the first quarter.  At the Eskapa project in Bolivia, work was conducted to complete construction of the new Eskapa exploration camp.

During the third quarter our activities at the INCA project in Chile included the installation of a system of safety ladders and platforms to facilitate exploration access into the underground workings of the Providencia mine and then we conducted rock-chip channel sampling and assaying of the underground workings.  We also continued with the process of compiling and interpreting the extensive amount of data from the Phase I exploration program at the INCA project.

During the fourth quarter, the Company conducted property visits on the INCA Project in Chile for larger companies who expressed interest in possible joint-ventures on the project.  The Company also continued compiling and interpreting the results from the Phase I exploration program at the INCA project.

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

During the second quarter of 2007, we also appointed an investor relations representative.  We retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a Consulting Agreement (the “Agreement”) dated for reference June 22, 2007 (see “Item 19 – Exhibits”, “Exhibit 4.10”).  Mr. Jamie Punt is the key employee of Brazen Financial (the “Consultant”) and will provide the services to SAMEX on its behalf.  As a condition of the Agreement the Consultant is entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share.  The options are subject to quarterly vesting provisions in stages over 12 months from the date of issuance.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant is entitled to a fee of $7,500 per month (on a three-quarter time basis) increasing to $10,000 per month (full time), plus re-imbursement of approved expenses.  The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers, analysts and fund managers.

During the third quarter of 2007 the Company commenced a 10,000 meter Phase I drill program at the INCA project in Chile and blasting and bulldozer work continued to construct access roads and drill pads as the drilling program progressed.  Core logging, sampling and assaying was conducted on the drill core.  We also purchase an additional concession at INCA project during the third quarter.  The Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project by paying a total consideration of US$32,938 (17,000,000 Chilean Pesos).  In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.

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

Plans and Projections For 2009 - The Company plans to focus its exploration activities during 2009 on its high quality gold and silver projects in Chile including Los Zorros which hosts high-grade gold, bulk-tonnage gold and gold-silver targets. We will also continuing our efforts to find suitable joint venture partners or outright purchasers for our INCA project and continue our efforts to negotiate revised option payment terms with various of the INCA property vendors (which have been only partially successful); if we are not able to do so and are not able to locate a suitable purchaser or joint venture partner for INCA, we may be required to relinquish a portion of the INCA property.  Although we raised $783,050 through a private placement of our securities during the first quarter of 2009, based on the funds currently on hand, it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs. Over the past year, due in large part to instability in the global financial situation, there has been a decline in the demand for, and in the prices of various metals and a corresponding decline in the market for shares of junior exploration companies which has made it more difficult to raise capital for mineral exploration. Although we anticipate we will be able to raise sufficient funds to carry out our proposed activities, there can be no assurance that we will be able to raise funds in sufficient quantities or at all.  (See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property” and “Inca Project”).  See “Special Note Regarding Forward Looking Statements”.

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

Description of Property

CHILEAN PROPERTIES

LOS ZORROS PROPERTY, Chile

Location and means of access - The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.

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

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 80 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I (Lora, Lora S.E.) – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

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

EXPLORATION AREA II (Milagro, Milagro Pampa, Florida, Florida West) – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results were reported in our form 6-K filed January 24, 2005.  Further work during 2005 provided a better understanding of these targets as reported in the following form 6-K filed December 19, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in form 6-K filed January 24, 2005.  Three of these targets,  Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

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

EXPLORATION AREA III (Nora) - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching. The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E was reported in our form 6-K filed April 8, 2005.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following form 6-k’s filed September 13 and 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

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

EXPLORATION AREA IV (Cinchado) - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

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

EXPLORATION AREA V (Salvadora) - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI (Colorina) – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

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

EXPLORATION AREA VII (Virgen del Carmen) – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

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

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

In the first quarter of 2009, SAMEX resumed exploration work at the Los Zorros gold project in Chile.  The work will build upon and advance the numerous quality targets identified during the Phase I program, with particular focus on the Company’s high-grade gold discovery within the Nora target area.  We plan to also advance the Cinchado target area that includes the old San Pedro gold mine.

The Los Zorros project encompasses a large (80 square kilometers), highly prospective district of historic gold workings/mines.  As previously reported, Phase I exploration yielded significant results including:

•

Nora -DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.) - trenches TN-9 0.757 g/mt gold over 131 meters, TN-3 0.558 g/mt gold over 117 meters

•

Milagro - DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

•

West Florida

- trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

These encouraging results provide important guides for the current exploration that is focused on designing future exploration drilling programs.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

During Phase I exploration work, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company will be using the historic names of the various mines and landmarks for reference in exploration updates as follows:

•

Exploration Area I

= Lora and Lora S.E.

•

Exploration Area II

= Milagro, Milagro Pampa, Florida and West Florida.

•

Exploration Area III

= Nora

•

Exploration Area IV

= Cinchado

•

Exploration Area V

= Salvadora

•

Exploration Area VI

= Colorina

•

Exploration Area VII

= Virgen del Carmen

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 66 exploitation mining concessions that cover an area of approximately 8,156 hectares that comprise the Los Zorros property in Chile.  Following is a list of the concession names-rol #’s: FOXES 1 AL 8 - #03201-8071-6; PLACER 20 1 AL 30 -  #03201-7005-2; PLACER 21 1 AL 30 - #03201-7006-0; EL ZORRO VI 1 AL 30 - #03201-7294-2; EL ZORRO VII 1 AL 30 - #03201-7292-6; EL ZORRO VIII 1 AL 10 - #03201-7295-0; EL ZORRO IX 1 AL 20 - #03201-7293-4; EL ZORRO X 1 AL 30 - #03201-7308-6; EL ZORRO XI 1 AL 30 - #03201-7309-4; EL ZORRO XII 1 AL 26 - #03201-7310-8; EL ZORRO XIII 1 AL 29 - #03201-7311-6; EL ZORRO XIV 1 AL 19 - #03201-7312-4; EL ZORRO XV 1 AL 15 - #03201-7313-2; THE FOXES ONE 1/3 - #03201-7185-7; THE FOXES TWO 1/3 - #03201-7186-5; THE FOXES THREE 1 AL 30 64 - #03201-7187-3; THE FOXES FOUR 1 AL 20 - #03201-7188-1; FOXES 1 - #03201-B059-3; EL ZORRO V 1 AL 9 - #03201- 7483-K; PIERNAS LARGAS 1 AL 16 - #03201- 7482-1; POLO 1 - #03201- 7484-8; POLO 2 - #03201- 7485-6; POLO 3 - #03201- 7486-4; POLO 4 - #03201- 7487-2; POLO 5 - #03201- 7488-0; EL ZORRO 22 1 AL 20 - #03201-7606-9; EL ZORRO 23 1 AL 20 - #03201- 7607-7; EL ZORRO 16 A 1 AL  4 - #03201- 7665-4; EL ZORRO 16 B 1 AL 20 - #03201- 7666-2; EL ZORRO 17  1 AL 30 - #03201-7667-0; EL ZORRO 18 1 AL 20 - #03201-7668-9; EL ZORRO 19 1 AL 30 - #03201- 7669-7; EL ZORRO 20 1 AL 30 - #03201- 7670-0; EL ZORRO 21 1 AL 20 - #03201- 7671-9; EL ZORRO 1 AL 2 - #03201- 7664-6; BARBAS 1-7 - #03201-3085-9; BARBAS 21-37 - #03201-3086-7; BARBAS 41-58 - #03201-3087-5; BARBAS 61-74 - #03201-3088-3; BARBAS 81-100 - #03201-3089-1; BARBAS 101-103 - #03201-3090-5; CANDY 1 1-14 - #03201-5547-9; COSTA PINTO(1/15) 1-4 & 6-12 - #03201-7094-K; ELISA 1 AL 4 - #03201-0183-2; FLOR MARIA 1-74 - #03201-2550-2; GOLD MINING I 1 - #03201-6533-4; GRINGO 1-29 - #03201-3941-4; GRINGO 31-60 - #03201-3942-2; KARINA LXVIII 3-11 - #03201-5553-3; LA COLORINA 1-15 - #03201-2233-3; LA SOCIALISTA 1-20 - #03201-3022-0; LA SOCIALISTA 11 - #03201-1012-2; LAS VIZCACHAS 1-9 - #03201-2483-2; LEONOR 1-3 - #3201-2489-1; MILAGRO 1-20 - #03201-2416-1; SANTA ROSA 1-20 - #03201-2490-5; NORA I - #03201-0527-7; NORA II - #03201-2166-3; NORA III - #03201-2643-6; POLO 1 - #03201-6687-K; POLO 2 - #03201-6688-8; PLACER 22 1-20 - #03201-6957-7; SAN PEDRO 1-5 - #03201-1246-K; SANTA ANA 1-6 - #03201-6595-4; LUCAS 18 1-30 - #03201-6487-7; LUCAS 19 1-30 - #03201-6488-5.

The Company acquired the concessions by a combination of staking and acquisition through government auctions, a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

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

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (which has been paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

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

INCA PROJECT, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property western boundary is located 2.3 kilometers east of the village along a government maintained gravel road leading to the San Pedro de Cachiyuyo district and the Company’s exploration camp is situated a further 4 kilometers along this road.

The INCA project is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.  Of interest, Chilean national mining company, CODELCO, the owner of concessions adjacent to SAMEX’s western project boundary, commenced a bidding process in the latter part of 2008 to seek a joint-venture partner for development of their 345 million ton porphyry copper/gold/silver/moly deposit situated approximately 500 meters west of the INCA property boundary.  The INCA property is also situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. The INCA property hosts approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization.  The objective is to explore beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  Extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are utilized in geologic mapping and planning of drill-hole locations.   We located and evaluated old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this information, first hand accounts from old miners, and additional field studies, we were able to construct a geologic picture from the previous mining/exploration activities that strongly supported additional exploration of the targets at INCA.  During the fourth quarter of 2006, we commenced a large (30.6 line-kilometers) geophysical IP survey.  The purpose of the IP survey was to aid in planning exploration-drilling by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP geophysics program involved six survey lines that were finally completed in January 2007.

Additional IP geophysical surveys were conducted in 2007 and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work then commenced to prepare access roads and drill pads for the Phase I core drilling program that began in July.  By December 2007 the first phase of drilling had been completed.  Following is a summary of information reported from the INCA project since that time.

Phase I Drilling Update - Inca Project, Chile -  December 2007 - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile – February 2008 - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters.

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Tucumana Area: Copper, Moly & Gold Mineralization Intersected In Tucumana Breccia Pipe - In May 2008 we reported that Phase I drill holes TU-01, TU-02 and TU-03 had made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization.   Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe.

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper.

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing.

Inca Project Update, Chile – Providencia Cluster Target Area – October 2008 – Following is further results from our Phase I exploration program at the INCA Project in Chile.  Extensive geological work and drilling of 5 core drill holes in the Providencia area has resulted in;

•

Demonstrating that the Providencia mine breccia pipe not far beneath capping monzonite rock expands out to large size with strong copper-sulfide (chalcopyrite) content which sampling to-date shows averaging 2.16% copper; little of the pipe has been mined

•

Discovery of a “concealed” breccia pipe with significant copper/molybdenum mineralization including sections of 7.4 meters of 0.48% Copper, and 1.5 meters of 0.38% Molybdenum

•

Further confirmation of the two large IP anomalies, with newly identified surface geologic features, which suggest the possibility of significant copper-moly mineralized breccia bodies concealed at depth that strongly warrant follow up drilling.

The Phase I exploration work at the Providencia Mine and surrounding area included an IP geophysics survey of five lines spaced at 200 to 300 meters apart, detailed geologic mapping, drilling five exploration core holes, installing a ladder and platform system to access the Providencia underground mine workings, and rock-chip channel sampling of underground workings.  Since, the early 1920’s, the Providencia mine has been sporadically operated on a small scale with inadequate capitalization and these operations have produced in total an estimated 200,000 metric tons of mostly oxide-Cu ore.  When SAMEX acquired the property, a small mining concern, which held a month-to-month lease on the mine, was sending approximately 500 metric tons/week of +2.5% copper direct shipping grade sulfide copper (chalcopyrite) ore to the ENAMI facility near Diego de Almagro for processing.  The part of the breccia ore body exploited in the past was determined to be a northeast-trending, floored branch, which proved to be an extension off a concealed, sizeable, steep breccia pipe.  So, by pursuing mining southwestward down along the direction of thickening of the branch, the miners inadvertently encountered the large, steeply plunging breccia pipe, which was concealed beneath a thick capping of monzonite rock.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; sampling of the mined areas indicates that the average grade is around 2.16% total copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.   In the district area, typically significant accessory amounts of gold and/or molybdenum may be additionally present with copper sulfide mineralization and potassic alteration at depth within the breccia pipes (ex. Magallanes, Tucumana).

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of six additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  A Phase II exploration program of concerted core drilling is highly warranted in the Providencia breccia cluster area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

Inca Project Update, Chile – Jardinera Mines Target Area – October 2008 – Following is further results from our Phase I exploration program at the INCA Project in Chile.  Extensive geological work and two drill holes in the Jardinera area has resulted in;

•

Defining well-mineralized aplite intrusional chimneys with strong values in copper, molybdenum and a gold credit.

•

Underground sampling of the Jardinera #1 mine hosting average grades of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold.

•

Chip-channel sampling around the open cut of the Jardinera #2 mine chimney showing an average grade of 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit.

•

Outlining a sizeable, source porphyritic aplite intrusional target at depth based on the mineralization, alteration and fracture-veining features observed during exploration.

The Phase I exploration work at the Jardinera mines area of the Inca project included 2.2 line-kilometers of IP geophysics survey, geologic mapping, drilling two angle core holes totaling 363.70 meters, installing a ladder and platform system to access the Jardinera underground mine workings, and rock-chip sampling of surface outcrops and underground workings.

Inca Project Update, Chile – Delirio Breccia Target Area – December 2008 - SAMEX continued the compilation and interpretation of results from its Phase I exploration program at the INCA Project.  The following results are from the Deliro area where extensive geological work including geophysics surveys, trenching and ten core drill holes resulted in:

•

Defining two large, adjoining mineralized breccia bodies, “Delirio West Lobe” and “Delirio East Lobe”, with widths of 150- to nearly 200 meters and a combined length of more than 800 meters.

•

Observing visible coarse gold in several hand samples of oxide-copper mineralized breccia from the Delirio West Lobe (the likely source for the large placer-gold workings in the valley below the Delirio West Lobe).

•

Outlining an exploration target of near surface oxide-copper mineralization, situated in an ideal, easy strip-out mining location (low strip ratio).

•

Identifying significant geologic differences between the two lobes, which will help better define Phase II exploration work programs.

•

Continuous chip-channel samples along the new access road cut across the upper-western portion of the Delirio West Lobe returning an average grade of 0.40% total copper and 0.511g/mt gold over a 167-meter horizontal width.

•

Demonstrating that copper/moly mineralization and important alteration features persist to great drilling depths of over 400 meters.

•

Identifying a target for potential high-grade secondary enriched copper mineralization (covellite and chalcocite) and deeper seated, primary copper sulfide mineralization within the Delirio East Lobe breccia.

Manto Cuba-San Antonio Area & Puntilla-Concepcion Area - Inca Project, Chile

Compilation Of Inca Project Phase I Exploration Results Completed

March 2009  - SAMEX compiled Phase I exploration results for the Manto Cuba-San Antonio and Puntilla-Concepcion areas which adjoin each other and comprise a portion of the INCA Project.   A program of Phase domain IP surveys, detailed geologic mapping and twelve drill holes totaling 2,979 meters in the two areas provided the following results:

•

Defining two geophysical anomalies – the Manto Cuba-San Antonio anomaly, 600 meters long; and the Puntilla-Concepcion anomaly, 1,000 meters long by 300 meters wide.

•

Identifying at least four new untested breccia pipes which have little-to-no surface expression.

SAMEX has now completed the compilation and reporting of Phase I exploration results for the INCA Project.  Evaluation of all Phase I results is ongoing in order to quantify and prioritize the targets for future consideration.  The Company is also continuing in its efforts to joint-venture the project with other parties.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has/or has option to purchase mineral rights to 91 mining concessions (78 exploitation concessions, 13 exploration concessions) that cover an area of more than 115 square kilometers at the INCA project in Chile (See Item 19 Exhibits, Exhibit 4.7 - “INCA Project Concessions”).  The Company has acquired a 100% interest in the concessions by staking, by purchase, by acquisition through government auctions, or has the right to acquire 100% interest in 17 of the concessions through four separate option purchase agreements subject to the terms described below in the Minera Porvenir Option, the Araya Option, the Rojas Option, and the Parra Option:

Minera Porvenir Option – Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual

Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over three years.  To facilitate the resolution of a title issue on an 85-hectare portion of the option, in March 2008 the Optionor agreed to revise the payment terms whereby a portion of the option payments are paid directly to third parties on behalf of the Optionor.  Effective March 31, 2008, the terms for the option payments for 2008 and 2009 were revised as follows:

i)

initial payment of US$608,677 (paid in 2006);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

(Revised) Payment of US$200,000 due on March 31, 2008 increased to US$238,500 as follows:

a.

US$84,500 on March 31, 2008 (paid),

b.

US$77,000 (paid to a third party on behalf of the Optionor), and

c.

US$77,000 payable to a third party on behalf of the Optionor upon the Optionor’s resolution of the title issue on a 85-hectare portion of the option (has not been paid); and

iv)

(Revised) Payment of US$1,000,000 due March 31, 2009 decreased to US$961,500 (The Company has not made the option payment of US$961,500 due on March 31, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Minera Porvenir may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned concessions.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Minera Porvenir Option on March 31, 2009.)

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the March 2008 revisions to the option payments, although a portion of the payments are directed to third parties on behalf of the Optionor, there is no change in the total option price of US$2,000,000 and as such we do not anticipate any net financial change for SAMEX.  The concessions that comprise the 85 hectares subject to the title issue are situated on the fringe of the target areas that are the focus of our exploration.  No substantial exploration, and no drilling, was done on these concessions as part of our Phase I drill program at INCA.  As such, the current title issue is not expected to materially affect the INCA project.

Araya Option - Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over three years as follows:

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008 (paid); and

iv)

US$100,000 on March 31, 2009 (US$4,523 was paid in advance during 2008, leaving a balance of US$95,477. Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment balance of US$95,477 due March 31, 2009 as follows: US$30,000 on March 31, 2009 (which has been paid); US$30,000 on June 30, 2009; and US$35,477 on September 30, 2009).

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over three years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008 (paid; and

iv)

US$150,000 on April 30, 2009 (The Company has not made the option payment of US$150,000 due on April 30, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Rojas may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned concessions.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Rojas Option on April 30, 2009.)

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

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

US$50,000 by April 9, 2008 (paid); and

iii)

US$80,000 by April 9, 2009 (The Company has not made the option payment of US$80,000 due on April 9, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Parra may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination, which would result in a complete loss of our interest in the optioned concessions. At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Parra Option on April 9, 2009.)

There is no royalty payable on these concessions.

Viscacha I Purchase – In 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

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

As disclosed above, the Company has not made an option payment of US$961,500 due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a 100% interest in a 2,138-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company can acquire a 100% interest in a 21-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made an option payment of US$150,000 due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 100% interest in a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  The Company is continuing its efforts to negotiate revised option payment terms or arrange for additional financing to cover the option payments, and/or arrange a joint venture or sale of all, or a portion of the INCA property, but if we are not able to do so and are not able to locate a suitable purchaser or joint venture partner for INCA, we may be required to relinquish a portion of the INCA property.  Accordingly, the recoverability of the carrying value of the INCA project is dependent on the successful outcome of the above contingencies.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBEROS PROSPECTS, Chile – Silver, Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 2,440 hectares of mineral concessions covering silver, gold prospects by purchasing concessions at a government auction and by staking.  These silver, gold prospects are being held for future evaluation.

MISCELLANEOUS PROPERTIES, Chile - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation. No exploration is currently planned.

BOLIVIAN PROPERTIES

Cautionary Note:  Recent events in Bolivia have led to a number of special risks affecting mineral exploration and the holding of mineral concessions in Bolivia, the extent and affect of which have not been fully determined, but which may have serious adverse effects on the value of our Bolivian properties and the on the viability of our Bolivian mineral projects.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

ESKAPA PROPERTY, Bolivia

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.

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

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

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

The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

EL DESIERTO PROPERTY, Bolivia

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

The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

SANTA ISABEL PROPERTY, Bolivia

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

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action.  Comibol has indicated that the legal proceedings were still before the courts.  While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

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

The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

WALTER PROPERTY, WARA WARA PROPERTY, AND YARETANI PROPERTY ABANDONED, Bolivia – Subsequent to the 2008 fiscal year, in March 2009 the Company decided to reduce a portion of its property interests in Bolivia and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down in past years (including fiscal 2008) to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009

Organizational Structure

See “History and Development of the Company” for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada that we rent on a month-to-month basis at a monthly cost of $2,083 including rent/taxes/operating costs.  We have a field-office/residence in Copiapo, Chile that we rent on a month to month basis at a cost of approximately US$825 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2008, compared to the fiscal years ended December 31, 2007 and December 31, 2006.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2008 and the related notes included in Item 17 of this report.  In order to synchronize the different quarter ends, the consolidated financial statements for fiscal 2008 include the accounts of the Bolivian subsidiaries for a 12–month period that includes the second, third and fourth quarters of their 2008 fiscal year from January 1, 2008 to September 30, 2008 and the first quarter of their 2009 fiscal year from October 1, 2008 to December 31, 2008.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk

Factors”.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2008.

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

Significant factors affecting our operations over the past year were the instability in the global financial situation and the related decline in the demand for, and in the prices of precious and base metals and a corresponding declining market for shares of junior exploration companies. We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Currency Risk

Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies

We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

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

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.h to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

During fiscal 2008 we granted the following options: in the second quarter the Company granted stock options to a geologic consultant working on the INCA project, on 150,000 shares at a price of $0.65 per share with a fair value of $55,745 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the third quarter the Company granted stock options to a consultant, on 60,000 shares at a price of $0.50 per share with a fair value of $5,873 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $5,873 was included in the category, “Consulting” in the Statements of Operations and Deficit.  This grant was to a Chilean consultant contracted to assist in brokering a potential joint venture/investment for the INCA project. No other stock options were granted during fiscal 2008.

During fiscal 2007 we granted the following options:  in the first quarter of 2007, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share resulting in a stock-based compensation expense totaling $672,272.  Of that amount, $531,095 is included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $141,177 is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests in relation to a portion of the stock options granted a geologist working on the INCA project.   During the second quarter the Company granted options on 200,000 shares at $0.85 per share resulting in a stock-based compensation expense of $90,390 which is included in the category “Consulting” of the Statement of Operations. This was in relation to a consulting agreement with Brazen Financial Corp. to provide investor relation services to the Company.  In the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant resulting in a stock-based compensation expense of $28,075 which is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the fourth quarter of 2007, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board resulting in a stock-based compensation expense of $22,900 that is included in the category “Consulting” of the Statement of Operations.

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

Operating Results

Overview Of Results For 2008 Fiscal Year Ended December 31, 2008 - The following section contains a summary of our operating results during the year ended in December 31, 2008, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties which may cause them to be materially different from actual outcomes. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Several key events occurred in 2008 that affected our yearly performance as compared to the prior year, and which we expect will continue to effect our performance during the upcoming year and beyond.  In 2007 we completed more than 10,300 meters of drilling as part of our Phase I exploration on our INCA property in Chile.  During 2008 and continuing until around March 2009, we focused a considerable amount of our efforts on correlating, analyzing and interpreting the results from this extensive drill program and therefore did not engage in extensive direct exploration activities.  As a result, our expenditures on mineral interests/exploration were down considerably in 2008 ($1,949,405) from 2007 ($3,797,308).

We also experienced a number of important external changes in fiscal 2008 that affected our overall performance for the year and beyond.

Our mineral properties are located in Bolivia and Chile.  During 2007 and 2008, we focused largely on our INCA property in Chile.  During that time, we monitored with concern a number of changes in the political climate in Bolivia, but continued our efforts in Chile with the intention of eventually returning to our Bolivian properties, including, in particular, our Eskapa property.  With that in mind, we completed construction of a new Eskapa camp early in 2008 in order to prepare for commencement of the next phase of exploration on the property.  In the mean time, the political climate in Bolivia for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that may result in certain fundamental constitutional changes and a proposed requirement that all mining projects be conducted only in partnership with the state mining company – on economically unfavourable terms.  In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects.  Accordingly we decided to suspend exploration activities in Bolivia and put all of our Bolivian projects on ‘care and maintenance’ status.  We elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008, and early in 2009, we also decided to abandon three properties we had held for a number of years – the Walter, Wara Wara and Yaritani properties.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist. See Item 3 “Key Information – Risk Factors – Bolivian Interests”.

As results from Phase I drilling on INCA and the interpretation of that data became available, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the results as a whole did not the support the scale of potential copper deposit (+350 m tonnes) that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  In light of this, we decided to pursue a possible joint venture partner to help develop the INCA project.  We engaged in discussions with several parties and commenced serious negotiations with one large prospective joint venture partner.  We hoped this would lead to completion of an agreement which would result in a significant source of new exploration funding for the INCA project, as well as some immediate cash payments we could apply to other exploration efforts.  However, commencing around September 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  This adversely affected both the short term attractiveness of the INCA project and our ability to raise capital to fund it.  Shortly thereafter, we found ourselves in the middle of the current global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to the current global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  These events likely also adversely affected our prospective joint venture partners or purchasers for INCA and in November, 2008 the party engaged with us in active negotiations on INCA advised they were pulling out of negotiations for “strategic reasons”.  These events continued to adversely affect us and, by the end of fiscal 2008, we were left with a serious depleted cash position ($207,192 at December 31, 2008 as compared to $1,325,170 at December 31, 2007), a much lower share price ($0.175 at December 31, 2008 as compared to $0.72 at December 31, 2007) and a greatly reduced ability to raise capital.  Since then we have been able to raise additional capital in a private placement completed in March 2009, but only at significantly lower prices than our last placement completed a year earlier in April 2008 ($0.10 per unit as compared to $0.60 per unit in April, 2008), with less favourable terms (each unit comprised of one share and one full warrant in 2009 as compared to one share and 1/2 warrant in 2008), a smaller amount of proceeds and significantly higher dilution (7,830,500 units for $738,050 in gross proceeds in 2009 compared to  2,565,000 units for $1,539,000 in gross proceeds in 2008).

At the same time, likely due to increased global economic uncertainty and fears over the continued health of the US and the possible collapse of the US dollar and other reserve currencies, gold prices have remained relatively stable and have in fact shown signs of increasing.  We believe these economic trends are likely to continue into 2009 and possibly beyond and may result in a significant increase in the demand for and the price of gold.  These and other factors led us to conclude we should we should shift our primary efforts from exploration for copper (the primary mineralization on our INCA project, and our primary focus during 2007 and much of 2008) and return to our earlier corporate focus on exploration for gold.  Further, we faced a number of option payments on the INCA project which came due in March and April of 2009.  Accordingly, we decided to shift our focus to exploration on our Los Zorros gold project, while continuing our efforts to find suitable joint venture partners or outright purchasers for our INCA project.  We have also commenced negotiations with various of the INCA property vendors to extend payment dates on INCA (which have been only partially successful), but if we are not able to do so and are not able to locate a suitable purchaser or joint venture partner for Inca, we may be required to relinquish a portion of the INCA property.  We anticipate our primary exploration focus in 2009 will continue to be exploration for gold at our Los Zorros and other gold and silver properties in Chile.

Fiscal Year Ended December 31, 2008 compared to the Fiscal Year Ended December 31, 2007

During the first quarter of 2008 our activities included processing drill core and compiling data from the INCA project, making option payments and an advance royalty payment related to our mineral properties in Chile, and arranging a private placement financing.  During the second quarter our activities at the INCA project in Chile included continued processing of drill core and data compilation, as well as additional trenching, channel sampling, assaying and installation of safety ladders to provide exploration access to historic underground workings at the INCA project.  We also made option payments on certain mineral properties in Chile and completing a private placement financing that had been announced in the first quarter.  At the Eskapa project in Bolivia, work was conducted to complete construction of the new Eskapa exploration camp.

During the third quarter of 2008 our activities at the INCA project in Chile included the installation of a system of safety ladders and platforms to facilitate exploration access into the underground workings of the Providencia mine and then we conducted rock-chip channel sampling and assaying of the underground workings.  We also continued with the process of compiling and interpreting the extensive amount of data from the Phase I exploration program at the INCA project.  During the fourth quarter, the Company conducted property visits on the INCA Project in Chile for larger companies who expressed interest in possible joint-ventures on the project.  The Company also continued compiling and interpreting the results from the Phase I exploration program at the INCA project.

Summary for fiscal 2008 - As a result of the activities on our mineral exploration properties during fiscal 2008, our expenditures on mineral interests and exploration costs for the year totaled $1,949,405 at December 31, 2008 as compared to $3,797,308 for fiscal 2007 when the Phase I drilling program on the INCA project was in progress.  These costs for 2008 include a Stock-Based Compensation expense of $55,745 that was capitalized in the Statement of Mineral Interests in relation to a stock option granted to a geologist working on our mineral properties.  An $328,444 portion of the mineral interests and exploration costs for 2008 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $1,620,961 is included in “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized in the consolidated financial statements as “Mineral Interests” decreased to $11,125,120 at December 31, 2008 as compared to $12,083,496 at December 31, 2007.  This decrease in “Mineral Interests” is due in part to $1,395,993 of deferred expenditures that were written off December 31, 2008 in relation to the Eskapa property which is currently inactive.  The Eskapa mineral interest was written down to a nominal value of $1,000 until exploration activity is resumed on the property.   Certain costs were also written off December 31, 2008 on the Espejismo Property ($5,611) and on the Miscellaneous Properties-Chile ($15,188) since no current exploration is being conducted on these properties. These mineral interests were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2008 was $207,192 compared to $1,325,170 at December 31, 2007.  At December 31, 2008, we were debt-free, apart from accounts payable and accrued liabilities of $104,228 as compared to $106,463 at December 31, 2007.

The following comments relate to certain categories in the consolidated financial statements at December 31, 2008:

Consolidated Balance Sheet

“Other Current Assets” - includes $68,853 which reflects the market value of 2,021.703 grams of gold the Company held at December 31, 2008 (the unrealized gain on the gold value for the year 2008 is $14,978 – See  “Unrealized  Gains Arising During the Year” in Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income and also see comment below concerning “Accumulated Other Comprehensive Income”).

“Accumulated Other Comprehensive Income” - $32,705  is the total unrealized gain on the value of 2,021.703 grams of gold the Company held at December 31, 2008 (the unrealized gain on the gold value for the year 2008 is $14,978  - See  “Unrealized  Gains Arising During the Year” in Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income and also see comment above concerning “Other Current Assets”).

Consolidated Statements of Operations and Deficit

“Consulting” – includes $40,000 paid to Brazen Financial Corp. to assist in providing investor relations services to the Company.  Also included are fees totaling $17,248 and a stock-based compensation expense of $5,873 in relation to a Chilean consultant contracted to assist in brokering a potential joint venture/investment in the INCA project.

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

“Salaries, Benefits and Stock-Based Compensation” – the larger comparative amount of $904,313 for the fiscal year ended December 31, 2007 includes a stock-based compensation expense of $531,095 related to the grant of options during fiscal 2007.  These stock-based compensation expenses were determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.   This category for the INCA property includes a stock-based compensation expense of $55,745 that was capitalized to mineral expenses in relation to a stock option granted during 2008 on 150,000 shares at $0.65 to a geologic consultant working on the INCA project.

Liquidity and Capital Resources 2008 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2008.  We realized a net loss of $2,571,737 for the fiscal year ended December 31, 2008 or $0.03 per share compared to a net loss of $1,903,683 for the fiscal year ended December 31, 2007 or $0.02 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand, we anticipate that it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs.  The Company plans to focus its exploration activities during 2009 on its high quality gold and silver projects in Chile including Los Zorros which hosts high-grade gold, bulk-tonnage gold and gold-silver targets. The Company will endeavor to secure the necessary financial resources to conduct these exploration activities. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2006 and 2007, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of

3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  Over the past year, with the instability in the global financial situation, there has been a decline in the demand for, and in the prices of precious and base metals and a corresponding declining market for shares of junior exploration companies which makes it more difficult to raise capital for mineral exploration.  Subsequent to the 2008 fiscal year, we were able to raise additional capital in a private placement completed in March 2009, but only at significantly lower prices than our last placement completed a year earlier in April 2008 ($0.10 per unit as compared to $0.60 per unit in April, 2008), with less favourable terms (each unit comprised of one share and one full warrant in 2009 as compared to one share and 1/2 warrant in 2008), a smaller amount of proceeds and significantly higher dilution (7,830,500 units for $738,050 in gross proceeds in 2009 compared to  2,565,000 units for $1,539,000 in gross proceeds in 2008).

Use Of Proceeds For Fiscal 2006, 2007 and 2008 - During fiscal 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.  During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During the second quarter of 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.

Anticipated Capital Requirements - Based on the funds on hand, we anticipate that it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration program at the Los Zorros property in Chile.

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

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2009 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,038,500	US$1,038,500
Araya Option (2) Option Payments	US$65,477	US$65,477
Rojas Option (3) Option Payments	US$150,000	US$150,000
Parra Option (4) Option Payments	US$80,000	US$80,000
Hochschild Purchase (5) Advance Royalty	US$300,000	US$100,000	US$200,000

Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,333,977 Advance Royalty US$300,000 (5)	Option Payments US$1,333,977 Advance Royalty US$100,000 (5)	Advance Royalty US$200,000 (5)

(1) These are option payments (US$77,000 and US$961,500) pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project”)

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

(5) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (which has been paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining and junior exploration industry, are impacted by these market conditions.   Among other things, there has been a decline in the demand for, and in the prices of various metals and a corresponding decline in the market for shares of junior exploration companies which has made it more difficult for us to raise capital for mineral exploration.

At the same time, likely due to increased global economic uncertainty and fears over the continued health of the US economy and the possible collapse of the US dollar and other reserve currencies, gold prices have remained relatively stable and have in fact shown signs of increasing.  We believe these economic trends are likely to continue into 2009 and possibly beyond and may result in a significant increase in the demand for and the price of gold.  We anticipate that these trends will in due course positively affect our ability to obtain suitable equity financing to fund our efforts to explore for gold at our Los Zorros and other gold and silver properties in Chile.  See “Special Note Regarding Forward Looking Statements”.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Employees, Salaries, Payments to Related Parties – During 2008 we had from 22 to 26 employees, the majority of which were involved in activity on our mineral properties in Chile and Bolivia.  By comparison, we had 23 employees during 2007.  Salaries, for employees who are also directors or officers of the Company, totaled $443,614 during the year ended December 31, 2008, a $140,014 portion of which was capitalized to mineral interests (compared to fiscal 2007 when their salaries totaled $424,513, a $120,913 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $17,230 for legal services during the fiscal year ended December 31, 2008.

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

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and an executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at May 31, 2009.  All our directors are residents of Canada, with the exception of Robert Kell, a resident of the United States and Chile.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 47 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 68 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 58 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Allen D. Leschert, 52 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 59 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 57 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are also our directors or officers, totaled $443,614 for the 2008 fiscal year ended December 31, 2008 including $148,500 to Jeffrey Dahl, our President and Chief Executive Officer, US$130,200 to Robert Kell, our Vice President-Exploration, and $95,700 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $17,230 for legal services during the fiscal year ended December 31, 2008.

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

At our Annual General Meetings held on May 20, 2004, May 5, 2005, June 1, 2006, May 31, 2007, May 29, 2008, and May 26, 2009, the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During the 2008 fiscal year ended December 31, 2008 and in the subsequent period to May 31, 2009, stock options were exercised or were granted under the Company’s Stock Option Plan as follows: in the second quarter of 2008 the Company granted stock options to a geologic consultant working on the INCA project, on 150,000 shares at a price of $0.65 per share with a fair value of $55,745 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the third quarter of 2008 the Company granted a consultant a stock option on 60,000 shares at a price of $0.50 per share with a fair value of $5,873 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $5,873 was included in the category, “Consulting” in the Statements of Operations and Deficit.  This grant was to a Chilean consultant contracted to assist in brokering a potential joint venture/investment for the INCA project.  No other stock options were granted or exercised during fiscal 2008 and the subsequent period to May 31, 2009.

During the 2007 fiscal year ended December 31, 2007, stock options were exercised or were granted under the Company’s Stock Option Plan as follows:

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

Options Granted - On February 23, 2007 options were granted to directors/officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.  During the second quarter the Company granted options on 200,000 shares at $0.85 per share in relation to a consulting agreement with Brazen Financial Corp. to provide investor relation services to the Company.  In the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant working on the INCA project.  During the fourth quarter of 2007, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board.

As a result of the stock options exercised or granted, at May 31, 2009 options were outstanding to acquire 6,365,000 shares  as shown in the table below.  They consist of options to purchase an aggregate of 5,435,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 930,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 270,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 275,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry McLean	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 250,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen Leschert	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann (former director)	Aug 6, 2004 May 2, 2006 Feb 23, 2007	100,000 150,000 125,000	$1.10 $0.85 $0.84	Aug. 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 175,000 150,000 75,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Philip Southam	Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 30,000 70,000	$1.10 $0.40 $0.85	Aug. 6, 2009 April 20, 2015 May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Aug 6, 2004 May 2, 2006	50,000 50,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Dale Dobson	Aug 6, 2004	25,000	$1.10	Aug 6, 2009
Manuel Avalos	Aug 6, 2004 May 2, 2006	50,000 100,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Aug 6, 2004 May 2, 2006	15,000 20,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jean Nicholl	Aug 6, 2004 May 2, 2006	15,000 20,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009	60,000 60,000	$0.70 $0.20	Dec 20, 2012 Jan 15, 2014
Steve Buckley	May 1, 2008	150,000	$0.65	May 1, 2013
Carlos Saxton	August 5, 2008	60,000	$0.50	August 5, 2009

Board practices.

Our board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

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

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and an executive director, Larry McLean.  The Compensation Committee was established during fiscal 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.  The Compensation Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Employees.

At December 31, 2008 we had 22 employees.  At May 31, 2009, that number decreased to 21 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2008 were involved in activities related to our mineral exploration properties in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2008	Exploration	1	16	-	17
	Administrative/Office	4	1	-	5
	Total:	5	17	-	22
December 31, 2007	Exploration	1	15	2	18
	Administrative/Office	4		1	5
	Total:				23
December 31, 2006	Exploration	1	14	1	16
	Administrative/Office	4		1	5
	Total:				21

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2009.  There were 89,091,665 common shares issued and outstanding as of May 31, 2009.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/09	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	1,210,000	1.36%	125,000 350,000 300,000 270,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter J. Dahl Chairman/Director	828,100	0.93%	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert E. Kell Vice President Exploration / Director	545,000	0.61%	125,000 350,000 300,000 275,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	531,525	0.60%	125,000 350,000 300,000 250,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen D. Leschert Director	367,012	0.41%	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Brenda McLean Corporate Secretary	318,975	0.36%	40,000 175,000 150,000 75,000	$1.10 $0.40 $0.85 $0.84	August 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at May 31, 2009, 89,091,665 common shares of the Company were issued and outstanding.  At that date, we had 177 shareholders of record with addresses in the United States holding an aggregate of 41,610,013 common shares representing 46.7% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares except for an investment fund, Top-Gold AG MVK, which to the best of our knowledge, holds 7,800,000 common shares which represents 8.75% of our issued and outstanding common shares at May 31, 2009.  All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2008 and the subsequent period to May 31, 2009, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	May 2, 2006 Feb 23, 2007	300,000 270,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Peter Dahl Director and Chairman	May 2, 2006 Feb 23, 2007	150,000 150,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Robert Kell Director, Vice President - Exploration	May 2, 2006 Feb 23, 2007	300,000 275,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Larry McLean Director, Vice President – Operations, CFO	May 2, 2006 Feb 23, 2007	300,000 250,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Allen Leschert Director	May 2, 2006 Feb 23, 2007	150,000 150,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Patricio Kyllmann Former Director	May 2, 2006 Feb 23, 2007	150,000 125,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017
Brenda McLean Corporate Secretary	May 2, 2006 Feb 23, 2007	150,000 75,000	$0.85 $0.84	May 2, 2016 Feb 23, 2017

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, CEO	Jan 3, 2006 May 4, 2006 Dec 21, 2006 Apr 17, 2007	50,000 50,000 50,000 50,000	$0.20 $0.20 $0.20 $0.20	$10,000 $10,000 $10,000 $10,000
Peter Dahl Director and Chairman	May 16, 2006	100,000	$0.20	$20,000
Robert Kell Director, Vice President - Exploration	Feb 23, 2007 Mar 15, 2007	75,000 125,000	$0.20 $0.20	$15,000 $25,000
Larry McLean Director, Vice President – Operations, CFO	Oct 30, 2006 Nov 9, 2006 Feb 23, 2007	50,000 100,000 50,000	$0.20 $0.20 $0.20	$10,000 $20,000 $10,000
Patricio Kyllmann Former Director	Mar 2, 2006 Jun 5, 2006 Oct 10, 2006	100,000 100,000 100,000	$0.40 $0.40 $0.40	$40,000 $40,000 $40,000
Allen Leschert - Director	Feb 23, 2007	100,000	$0.20	$20,000
Brenda McLean Corporate Secretary	Nov 9, 2006 Feb 23, 2007	50,000 50,000	$0.20 $0.20	$10,000 $10,000

Warrants Exercised by Related Parties:

Related Party Name/Position	Date Warrant Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Peter Dahl Chairman & Director	Aug 1, 2006	92,500	$0.40	$37,000
Robert Kell Director, Vice President – Exploration	Jan 19, 2006 May 18, 2006	50,000 50,000	$0.40 $0.40	$20,000 $20,000
Allen Leschert - Director	Sep 8, 2006	55,000	$0.40	$22,000

Heidi Dahl – wife of Peter Dahl, Chairman & Director	Nov 27, 2006	10,000	$0.80	$8,000
John Michael Dahl – son of Peter Dahl, Chairman & Director	Nov 6, 2006	10,000	$0.80	$8,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Jul 12, 2006 Nov 7, 2006	22,500 10,000	$0.40 $0.80	$9,000 $8,000
Cindy Dahl - daughter-in-law of Peter Dahl, Chairman & Director	Jul 12, 2006	22,500	$0.40	$9,000
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman, Director	Aug 21, 2006 Nov 27, 2006	12,000 5,000	$0.40 $0.80	$4,800 $4,000
Linda Dahl, - wife of Jeffrey Dahl, Director, President, CEO	Nov 27, 2006	25,000	$0.80	$20,000
Walter & Alida Dahl – brother of Peter Dahl, Chairman & Director	Nov 2, 2006	10,000	$0.40	$8,000

Extension Of Warrant Terms – In January 2009, the Company extended the term of warrants exercisable for the purchase of 1,744,000 shares at a price of $0.78 per share.  The warrants were originally issued with a three year term expiring February 13, 2009, but the term of the warrant was extended for a period of two years until expiry on February 13, 2011.  Warrants for the purchase of 190,000 of the shares were held by related parties.  In January 2009, the Company also extended the term of warrants exercisable for the purchase of 2,871,250 shares at a price of $1.00 per share.  The warrants were originally issued with a two year term expiring March 16, 2009, but the term of the warrant was extended for a period of two years until expiry on March 16, 2011.  Warrants for the purchase of 100,000 of the shares were held by related parties.

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

Private Placement – On March 24, 2009 we issued an aggregate of 2,051,000 units, comprised of one common share and one warrant to purchase an additional common share, to directors/officers and to close family members of directors/officers at a price of $0.10 per unit under a private placement of 7,830,500 units sold.  The Related Party subscribers were as follows:

Related Party Name/Position	Number of Units Purchased	Proceeds
Jody Carson – daughter of Larry McLean, Vice President-Operations & Director	50,000	$5,000
Rick Carson – son-in-law of Larry McLean, Vice President -Operations & Director	50,000	$5,000
Aaron Dahl – son of Jeffrey Dahl, President & Director	5,000	$500
Cindy Dahl – daughter-in-law of Peter Dahl, Chairman & Director	100,000	$10,000
Heidi Dahl – wife of Peter Dahl, Chairman & Director	100,000	$10,000
Jeffrey Dahl - President & Director	700,000	$70,000
John M. Dahl – son of Peter Dahl, Chairman & Director	100,000	$10,000
Joshua Dahl – son of Peter Dahl, Chairman & Director	50,000	$5,000
Kenneth & Janice Dahl – brother of Peter Dahl, Chairman & Director	165,000	$16,500
Linda Dahl - wife of Jeffrey Dahl, President & Director	55,000	$5,500
Lisa Dahl - daughter-in-law of Peter Dahl, Chairman & Director	50,000	$5,000
Melanie Dahl - daughter-in-law of Peter Dahl, Chairman & Director	150,000	$15,000
Peter Dahl - Chairman & Director	176,000	$17,600
Walter & Alida Dahl – brother of Peter Dahl, Chairman & Director	100,000	10,000
Brenda McLean – Corporate Secretary, wife of Larry McLean, Vice President-Operations & Director	50,000	$5,000
Jeff McLean - son of Larry McLean, Vice President-Operations & Director	50,000	$5,000
Kristi McLean – daughter-in-law of Larry McLean, Vice President-Operations & Director	50,000	$5,000
Larry McLean - Vice President-Operations & Director	50,000	$5,000

Other Related Party Transactions

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $17,230 for legal services during the 2008 fiscal year ended December 31, 2008, $58,217 for legal services during the 2007 fiscal year ended December 31, 2007, and $25,965 for legal services during the 2006 fiscal year ended December, 31, 2006.

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

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2008.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2008 and December 31, 2007, and the consolidated statements of operations and deficit and cash flows for each of the fiscal years in the three-year period ended December 31, 2008 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
May 2009	0.195	0.12
April, 2009	0.145	0.115
March, 2009	0.14	0.11
February, 2009	0.15	0.12
January, 2009	0.21	0.15
December 2008	0.195	0.13
Financial Year 2008	0.78	0.115
Fourth Quarter	0.24	0.115
Third Quarter	0.43	0.165
Second Quarter	0.66	0.37
First Quarter	0.78	0.50
Financial Year 2007	1.45	0.51
Fourth Quarter	1.45	0.51
Third Quarter	0.90	0.60
Second Quarter	1.05	0.70
First Quarter	0.86	0.63
Financial Year 2006	1.30	0.58
Fourth Quarter	1.02	0.65
Third Quarter	1.22	0.84
Second Quarter	1.30	0.65
First Quarter	0.98	0.58
Financial Year 2005	0.89	0.34
Financial Year 2004	1.65	0.65

The closing price of our common shares on the TSX Venture Exchange on June 1, 2009 was $0.20.

Plan of distribution.

Not Applicable.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTC Bulletin Board under the trading symbol “SMXMF”.

Selling shareholders.

Not Applicable.

Dilution.

Not Applicable.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

Share capital.

Not Applicable.

Corporate Legislation.

We are organized as a corporation under, and operate subject to the Business Corporations Act (British Columbia) (the “Act”).   See Item 4 “Information On the Company”.

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this report:

1.

Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 31, 2007, May 29, 2008, and May 26, 2009.

2.

Consulting Agreement dated June 22, 2007 between Brazen Financial Corp. (“the Consultant”) and SAMEX Mining Corp. concerning the Consultant providing investor relations services to the Company.  This consulting agreement was concluded at the end of September 2008.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2008, the Threshold was determined to be CDN$312,000,000.

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

Taxation.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Other Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

PFIC Status of the Company

The Company generally will be considered a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it was a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date or (b) if the Company were also a “controlled foreign corporation” under the meaning of Section 957 of the Code, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

If our Company is not considered a PFIC at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed above, the Company believes that it was a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending December 31, 2009.  (see more detailed discussion at “Passive Foreign Investment Company Rules” above).  The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S.

Holder’s tax basis in our common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined above).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS on a timely basis.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

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

Subsidiary Information.

As of May 31, 2009 we have the following subsidiaries:

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2008 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework.   Based on this evaluation, management concluded that, as of the fiscal year ended December 31, 2008, the Company’s internal controls over our financial reporting were adequate.   Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

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

Audit Fees

The aggregated audit fees billed for each of the past two fiscal year by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $41,500 during the fiscal year ended December 31, 2007; and $42,672 during the fiscal year ended December 31, 2008.

Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered were: $624 during the fiscal year ended December 31, 2007; and $2,750 during the fiscal year ended December 31, 2008.

Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $7,000 during the fiscal year ended December 31, 2007; and $4,000 during the fiscal year ended December 31, 2008.

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

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

•

Auditor’s Report dated April 7, 2009 except for Note 12 that is of April 15, 2009

•

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007

•

Consolidated Statements of Operations and Deficit for the year ended December 31, 2008, the year ended December 31, 2007 and the year ended December 31, 2006

•

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income for the year ended December 31, 2008, the year ended December 31, 2007 and the year ended December 31, 2006

•

Consolidated Statements of Mineral Interests for the year ended December 31, 2008, the year ended December 31, 2007 and the year ended December 31, 2006

•

Consolidated Statements of Cash Flow for the year ended December 31, 2008, the year ended December 31, 2007 and the year ended December 31, 2006

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

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, consolidated statements of comprehensive loss and accumulated other comprehensive income and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Samex Mining Corp. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 7, 2009 except for Note 12 that is of April 15, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 7, 2009 except for Note 12 that is of April 15, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 7, 2009 except for Note 12 that is of April 15, 2009

CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS

CURRENT
CASH	$207,192	$1,325,170
OTHER CURRENT ASSETS	104,422	104,753

	311,614	1,429,923

MINERAL INTERESTS (NOTE 3)	10,702,003	10,497,834
EQUIPMENT (NOTE 4)	111,503	155,739

	$11,125,120	$12,083,496

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$104,228	$106,463

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	31,960,718	30,421,718

CONTRIBUTED SURPLUS (NOTE 6)	4,176,368	4,114,750

ACCUMULATED OTHER COMPREHENSIVE INCOME	32,705	17,727

DEFICIT	(25,148,899)	(22,577,162)

	11,020,892	11,977,033

	$11,125,120	$12,083,496

CONTINGENCIES (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

SUBSEQUENT EVENTS (NOTE 12)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED

	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2008	2007	2006
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$59,422	$46,334	$80,356
AMORTIZATION	44,902	51,604	36,301
BANK CHARGES AND INTEREST INCOME	(38,535)	(62,686)	(20,925)
CONSULTING	105,764	208,936	15,480
FOREIGN EXCHANGE LOSS	44,211	90,980	31,846
LEGAL (NOTE 5)	46,644	73,053	59,978
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	328,444	339,285	233,043
OFFICE, SUPPLIES, AND MISCELLANEOUS	84,478	96,251	84,499
PRINTING	1,330	1,675	3,380
REGULATORY FEES	24,975	40,322	25,976
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 5 AND 6c)	375,853	904,313	1,248,679
TRANSFER AGENT	13,234	13,199	15,040
TRAVEL AND PROMOTION	64,223	61,897	148,346

NET LOSS FROM OPERATIONS	1,154,945	1,865,163	1,961,999

GAIN ON SALE OF EQUIPMENT	-	(7,909)	-
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	1,416,792	46,429	17,867

NET LOSS	2,571,737	1,903,683	1,979,866

DEFICIT, BEGINNING	22,577,162	20,673,479	18,693,613

DEFICIT, ENDING	$25,148,899	$22,577,162	$20,673,479

BASIC AND DILUTED NET LOSS PER SHARE	$0.03	$0.02	$0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	80,612,960	77,569,498	70,264,207

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006

NET LOSS FOR THE YEAR	$(2,571,737)	$(1,903,683)	$(1,979,866)

UNREALIZED FINANCIAL INSTRUMENT GAIN	14,978	17,727	-

COMPREHENSIVE LOSS FOR THE YEAR	$(2,556,759)	$(1,885,956)	$(1,979,866)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF THE YEAR	$17,727	$-	$-

UNREALIZED FINANCIAL INSTRUMENT GAIN	14,978	17,727	-

ACCUMULATED OTHER COMPREHENSIVE INCOME	$32,705	$17,727	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

FOR THE YEARS ENDED

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
DEFERRED EXPENDITURES

ESPEJISMO - CHILE	$5,611	$5,584	$3,529
INCA - CHILE	1,283,770	3,183,704	1,379,900
LOS ZORROS - CHILE	266,122	151,769	456,748
MISCELLANEOUS PROPERTIES - CHILE	15,188	8,870	-
TRES PUNTAS/CHIMBERO - CHILE	31,516	55,283	14,306
EL DESIERTO - BOLIVIA	-	3,633	5,879
ESKAPA - BOLIVIA	18,754	72,819	46,223
WALTER - BOLIVIA	-	2,087	1,045
WARA WARA - BOLIVIA	-	15,828	6,488
YARETANI - BOLIVIA	-	8,898	4,455
ALLOCATION OF ADVANCES	-	(50,452)	9,633

EXPENDITURES	1,620,961	3,458,023	1,928,206

WRITTEN OFF

ESPEJISMO – CHILE	(5,611)	(8,113)	-
MISCELLANEOUS PROPERTIES – CHILE	(15,188)	(7,870)	-
EL DESIERTO - BOLIVIA	-	(3,633)	(5,879)
ESKAPA - BOLIVIA	(1,395,993)	-	-
WALTER - BOLIVIA	-	(2,087)	(1,045)
WARA WARA - BOLIVIA	-	(15,828)	(6,488)
YARETANI - BOLIVIA	-	(8,898)	(4,455)

BALANCE, BEGINNING	10,497,834	7,086,240	5,175,901

BALANCE, ENDING	$10,702,003	$10,497,834	$7,086,240

SUMMARY OF DEFERRED EXPENDITURES

CHILE
ESPEJISMO	$1,000	$1,000	$3,529
INCA	5,847,374	4,563,604	1,379,900
LOS ZORROS	4,745,524	4,479,402	4,327,633
MISCELLANEOUS PROPERTIES	1,000	1,000	-
TRES PUNTAS/CHIMBERO	101,105	69,589	14,306
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,000	1,378,239	1,305,420
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES	-	-	50,452

	$10,702,003	$10,497,834	$7,086,240

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
DETAILS OF EXPENDITURES - CHILE

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$66	$1,430	$-
PROPERTY PATENT PAYMENTS	3,829	3,552	3,529
SITE ADMINISTRATION	1,716	602	-
	$5,611	$5,584	$3,529

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$318,576	$1,730,895	$188,373
FIELD SUPPLIES	42,434	259,797	29,501
FOOD AND LODGING	254	177	5,545
GEOLOGY, MAPPING, AND SURVEYS	353,984	296,354	281,812
LEGAL	24,000	38,629	32,837
MINERAL INTERESTS ACQUISITION COSTS	392,653	443,206	818,417
PROPERTY PATENT PAYMENTS	70,314	33,304	-
SITE ADMINISTRATION	64,728	48,519	11,491
TRAVEL	5,263	6,662	11,924
VALUE ADDED TAXES	11,564	326,161	-
	$1,283,770	$3,183,704	$1,379,900

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$99,574	$-	$-
DRILLING AND SUB-CONTRACTS	62,995	64,733	62,276
FIELD SUPPLIES	16,717	12,803	11,525
FOOD AND LODGING	-	33	13
GEOLOGY, MAPPING, AND SURVEYS	-	-	38,165
MINERAL INTERESTS ACQUISITION COSTS	11,812	12,522	236,215
PROPERTY PATENT PAYMENTS	55,491	43,774	46,978
SITE ADMINISTRATION	19,533	17,904	29,066
TRAVEL	-	-	8,477
VALUE ADDED TAXES	-	-	24,033
	$266,122	$151,769	$456,748

MISCELLANEOUS PROPERTIES – CHILE
DRILLING AND SUB-CONTRACTS	$3,795	$1,315	$-
FIELD SUPPLIES	121		-
MINERAL INTERESTS ACQUISITION COSTS	1,151	396	-
PROPERTY PATENT PAYMENTS	9,759	6,858	-
SITE ADMINISTRATION	362	301	-
	$15,188	$8,870	$-

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$4,160	$12,401	$509
LEGAL	-	186	-
MINERAL INTERESTS ACQUISITION COSTS	1,442	7,380	-
PROPERTY PATENT PAYMENTS	17,835	27,147	13,797
SITE ADMINISTRATION	8,079	8,169	-
	$31,516	$55,283	$14,306

EXPENDITURES - CHILE	$1,602,207	$3,405,210	$1,854,483

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$3,633	$5,879

ESKAPA – BOLIVIA
AMORTIZATION	$5,287	$5,007	$12,420
DRILLING AND SUB-CONTRACTS	-	21,973	139
FOOD AND LODGING	-	-	1,651
FUEL	1,893	5,999	161
GEOLOGY, MAPPING, AND SURVEYS	-	-	23,143
LEGAL	2,373	2,830	391
PROPERTY PATENT PAYMENTS	-	15,068	7,922
REPAIRS AND MAINTENANCE	887	3,755	-
TRAVEL	8,314	18,187	396

	$18,754	$72,819	$46,223

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$2,087	$1,045

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$15,828	$6,488

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$8,898	$4,455

EXPENDITURES - BOLIVIA	$18,754	$103,265	$64,090

EXPENDITURES - CHILE	$1,602,207	$3,405,210	$1,854,483

EXPENDITURES - BOLIVIA	18,754	103,265	64,090

ALLOCATION OF ADVANCES	-	(50,452)	9,633

TOTAL EXPENDITURES	$1,620,961	$3,458,023	$1,928,206

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(2,571,737)	$(1,903,683)	$(1,979,866)
ADD NON-CASH ITEMS
AMORTIZATION	44,902	51,604	36,301
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	1,416,792	46,429	17,867
STOCK-BASED COMPENSATION	5,873	644,385	886,014

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	15,309	(20,729)	(769)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(2,235)	38,735	32,325

NET CASH USED IN OPERATIONS	(1,091,096)	(1,143,259)	(1,008,128)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	1,539,000	4,512,080	3,706,800

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,539,000	4,512,080	3,706,800

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(1,565,216)	(3,288,771)	(1,719,645)
EQUIPMENT	(666)	(94,641)	(63,553)

NET CASH USED IN INVESTING ACTIVITIES	(1,565,882)	(3,383,412)	(1,783,198)

NET CHANGE IN CASH	(1,117,978)	(14,591)	915,474

CASH, BEGINNING	1,325,170	1,339,761	424,287

CASH, ENDING	$207,192	$1,325,170	$1,339,761

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”).  The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the year end of the inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30th.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2008 to September 2008 and the first quarter of their 2009 fiscal year from October 1, 2008 to December 31, 2008.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp. (“S.A.M.E.X.”)

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2008, the Company had incurred losses since inception totalling $25,148,899.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2008, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

The Company’s continued existence as well as the recovery of amounts capitalized as mineral property interests, is dependent upon the Company raising additional funds through issuance of its common stock, obtaining debt financing, selling a portion of its mineral property interests, or entering into joint venture agreements with other parties.  Management is currently evaluating other sources of financing, but there is no assurance that additional financing will be available, if needed, on terms acceptable to the Company. Management is also aware that significant uncertainties exist, related to current economic conditions that could impact the Company’s ability to continue to finance the exploration and evaluation of its mineral property interests.  As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

As disclosed in Note 3, the Company has not made an option payment of US$961,500 due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire 100% interest in a 2,138-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company can acquire 100% interest in  a 21-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  The Company is currently negotiating in an effort to revise the option payment terms, or arrange for additional financing to cover the option payments, and/or arrange a joint venture or sale of all, or a portion of the INCA property.  Accordingly, the recoverability of the carrying value of the INCA project is dependent on the successful outcome of the above contingencies.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments – The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold bullion, which is measured at fair value, is classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  For the years ended December 31, 2008 and 2007, management has determined that the Company has no derivatives or embedded derivatives.

d.

Mineral Interests - The Company is engaged in the exploration of mineral interests and records its investment in mineral interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

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

i.

Future Income Taxes – The Company follows CICA Section 3465 “Income Taxes” in accounting for income taxes.  The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

j.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations.

k.

Impairment of Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

l.

Comprehensive Income – The Company adopted CICA Handbook Section 1530, “Comprehensive Income”.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

m.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

n.

Recent Accounting Pronouncements, Adopted – On January 1, 2008, the Company adopted the following new accounting standards related to financial statement presentation, capital disclosures, and financial instrument disclosures and presentation that were issued by the CICA. These changes in accounting policies have been adopted on a prospective basis. At January 1, 2008, management determined there were no adjustments required to the Company’s financial instruments as a result of adopting these policies.

Accounting Changes – CICA Handbook Section 1506 - This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors.  In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosures – CICA Handbook Section 1535 -This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The Company has included disclosures recommended by this new section in Note 10 to these financial statements.

Financial Instruments – Disclosures, CICA Handbook Section 3862, and Financial Instruments – Presentation, CICA Handbook Section 3863 - These new standards, which replaced Section 3861 – Disclosure and Presentation, revise and enhance disclosure requirements while carrying forward presentation requirements.  These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosure recommended by these new sections in Note 9.

Going Concern – CICA Handbook Section 1400 - In June 2007, the CICA modified section 1400 “General Standards of Financial Statement Presentation” in order to require that management make an assessment of the Company’s ability to continue as a going concern over a period which is at least, but not limited to, twelve months from the balance sheet date.  These new requirements were adopted by the Company on January 1, 2008.

Recent Accounting Pronouncements, Not Yet Adopted

Goodwill and Intangible Assets - As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard.  The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) - In 2006, the Accounting Standards Board of Canada (“ACSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period.  The ACSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011.  The Company is in the process of reviewing the impact of this initiative on its financial statements.

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

CHILE

i. INCA Property – The Company has a 100% interest in approximately 11,500 hectares of mineral concessions acquired by purchase, staking, purchase at government auction, and by four separate agreements for options to purchase 100% interest   in mineral concessions as follows:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$961,500 paid).  Pursuant to payment terms revised March 31, 2008, payments are due: upon resolution of certain title issues on an 85-hectare portion of the optioned property, US$77,000 payable on behalf of the optionor to a third party; and March 31, 2009 – US$961,500 (see Note 12).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$200,000 paid).  Option payment is due: March 31, 2009 – US$100,000 (an advance payment of US$4,523 was made during 2008) (see Note 12).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  Option payment is due: April 30, 2009 - US$150,000.  No NSR is payable on these concessions.

Parra Option - Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$100,000 paid).  Option payment is due: April 9, 2009 - US$80,000 (see Note 12). No NSR is payable on these concessions.

Viscacha 1 Purchase – The Company purchased 3 hectares of mineral interests.  No NSR is payable on this concession.

ii.

Los Zorros Property – The Company acquired 100% interest in approximately 8,230 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance NSR payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000 (US$100,000 paid).  The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

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

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.  Since the property is currently inactive, the interest was written down at December 31, 2008 to a nominal value of $1,000.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 2,440 hectares of mineral concessions by staking and purchasing concessions at government auction.

v.

Miscellaneous Property Interests - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas for possible future evaluation.  Since the property interests are currently inactive, the interests were written down at December 31, 2008 to a nominal value of $1,000.

BOLIVIA

i.

Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of the Company.  Emibol S.A. earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently $1,395,993 of deferred expenditures were written off December 31, 2008 and the interest written down to a nominal value of $1,000.

ii.

El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000 in 2006.

iii.   Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the interest has been written down to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed.

iv.

Walter Property - The Company’s subsidiary, Bolivex S.A. acquired 100% interest in 910 hectares of mineral interests for a purchase price of US$500,000.  The property is subject to a net sales royalty of up to 3% (gross sales less the cost of smelting and sale). The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000 in 2006.

v.

Wara Wara Property - The Company’s subsidiary, Emibol S.A. acquired 100% interest in 3,875 hectares of mineral concessions acquired by staking and by two purchase/sale agreements for an aggregate purchase price of US$9,500.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000 in 2006.

vi.

Yaretani Property – The Company’s subsidiary Emibol S.A. acquired 100% interest in 2,280 hectares of mineral interests pursuant to an option agreement and two purchase agreements for an aggregate purchase price of US$131,200.  The property is subject to an NSR of 0.6%. The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000 in 2006.

4.

EQUIPMENT

	AT DECEMBER 31, 2008			AT DECEMBER 31, 2007

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 128,170	$ 96,449	$ 31,721	$ 122,686	$ 82,407	$ 40,279
Exploration equipment	61,169	35,440	25,729	61,169	23,404	37,765
Vehicles	124,308	70,255	54,053	123,839	46,144	77,695

	$ 313,647	$ 202,144	$ 111,503	$ 307,694	$ 151,955	$ 155,739

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, a director charged the Company $17,230 for legal services (2007 - $58,217).  Employees who are also directors or officers of the Company were paid salaries totaling $443,614 during the year ended December 31, 2008, a $140,014 portion of which was capitalized to mineral interests (2007 - $424,513 of which $120,913 was capitalized).

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2006	72,287,665	25,909,638

Incentive stock options exercised
At $0.20 per share	600,000	120,000
Warrants exercised
At $0.78 per share	66,000	51,480
Private Placement
At $0.80 per share	5,742,500	4,594,000
Financing Costs
Cash	-	(253,400)

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at December 31, 2008	81,261,165	$31,960,718

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

c.

Stock Options and Warrants

(i)

Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the Exchange.

BALANCE DEC 31, 2006	GRANTED (EXERCISED)	BALANCE DEC 31, 2007	GRANTED (EXPIRED) (CANCELLED)	BALANCE DEC 31, 2008	EXERCISE PRICE	TERM TO

500,000	(500,000)	-	-	-	$0.20	Mar 19, 2007
50,000	(50,000)	-	-	-	$0.20	Sep 12, 2007
50,000	(50,000)	-	-	-	$0.20	Nov 12, 2007
50,000	-	50,000	(50,000)	-	$0.40	Aug 13, 2008
30,000	-	30,000	(30,000)	-	$0.63	Oct 15, 2008
590,000	-	590,000	(590,000)	-	$1.00	Nov 17, 2008
205,000	-	205,000	-	205,000	$1.00	Feb 3, 2009
-	-	-	60,000	60,000	$0.50	Aug 5, 2009
945,000	-	945,000	-	945,000	$1.10	Aug 6, 2009
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,850,000	-	1,850,000	(30,000)	1,820,000	$0.85	May 2, 2016
-	1,295,000	1,295,000	-	1,295,000	$0.84	Feb 23, 2017
-	200,000	200,000	(200,000)	-	$0.85	Jun 22, 2012
-	50,000	50,000	-	50,000	$0.80	Sep 24, 2012
	60,000	60,000	-	60,000	$0.70	Dec 20, 2012
-	-	-	*150,000	150,000	$0.65	May 1, 2013

6,225,000	1,005,000	7,230,000	(690,000)	6,540,000

As at December 31, 2008, the weighted average remaining contractual life of the options is 5.80 years and the weighted average exercise price is $0.74.  All options have fully vested as at December 31, 2008 except for the grant of *150,000 shares at $0.65 per share, of which only 50,000 shares vested during fiscal 2008.

Stock-Based Compensation – During the year ended December 31, 2008 the Company granted 210,000 stock options with a fair value on the grant date of $61,618.  The weighted average fair value of each option on the grant date is $0.29 per share.  Of this amount, $5,873 was expensed in the consolidated statement of operations and deficit and $55,745 was capitalized to mineral interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2008:  Expected dividend yield – 0%; Expected stock price volatility – 89%; Risk-free interest rate – 4.75%; Expected life of options – varying from 1 to 5 years.

(ii)

Share Purchase Warrants

BALANCE DEC 31, 2006	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2007	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2008	EXERCISE PRICE	TERM TO

400,000	-	400,000	-	400,000	$1.10	Aug 25, 2009
1,810,000	(66,000)	1,744,000	-	1,744,000	$0.78	Feb 13, 2009
-	2,871,250	2,871,250	-	2,871,250	$1.00	Mar 16, 2009
-	-	-	1,282,500	1,282,500	$0.70	Apr 15, 2011

2,210,000	2,805,250	5,015,250	1,282,500	6,297,750

As at December 31, 2008, the weighted average remaining contractual life of the share purchase warrants is 0.64 years and the weighted average exercise price is $0.88.

d.

Contributed Surplus

The contributed surplus arises solely from stock based compensation.

	2008	2007

Contributed surplus balance, beginning	$4,114,750	$3,301,113
Stock based compensation	61,618	813,637
Fair value of options exercised re-allocated to share capital	-	-

Contributed surplus balance, ending	$4,176,368	$4,114,750

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the year ended December 31, 2008	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,578	$35,324	$44,902
Foreign exchange loss	-	44,211	44,211
Mineral interests administration and investigation costs	-	328,444	328,444
Salaries, benefits and stock-based compensation	375,853	-	375,853
Administration and general	271,991	89,544	361,535

Net loss from operations	657,422	497,523	1,154,945

Mineral interests and deferred exploration costs written off	-	1,416,792	1,416,792

Net loss	$657,422	$1,914,315	$2,571,737

Expenditure for equipment and mineral interests	$2,166	$1,624,748	$1,626,914

Equipment and mineral interests	$23,515	$10,789,991	$10,813,506

Total assets	$298,073	$10,827,047	$11,125,120

For the year ended December 31, 2007	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$12,877	$38,727	$51,604
Foreign exchange loss	-	90,980	90,980
Mineral interests administration and investigation costs	-	339,285	339,285
Salaries, benefits and stock-based compensation	904,028	-	904,028
Administration and general	429,376	49,890	479,266

Net loss from operations	1,346,281	518,882	1,865,163

(Gain) loss on sale of equipment	2,289	(10,198)	(7,909)
Mineral interests and deferred exploration costs written off	-	46,429	46,429

Net loss	$1,348,570	$555,113	$1,903,683

Expenditure for equipment and mineral interests	$29,529	$3,526,673	$3,556,202

Equipment and mineral interests	$30,927	$10,622,646	$10,653,573

Total assets	$1,408,307	$10,675,189	$12,083,496

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2008, the Company had Canadian operating losses of approximately $1,050,000. These operating losses expire as follows: 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,719,372.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and with a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the banks in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk

The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

10.

CAPITAL MANAGEMENT

The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions.

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

CONSOLIDATED BALANCE SHEETS	2008		2007

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$311,614	$311,614	$1,429,923	$1,429,923
Mineral interests	10,702,003	-	10,497,834	-
Equipment	111,503	111,503	155,739	155,739

	$11,125,120	$423,117	$12,083,496	$1,585,662
Liabilities
Current	$104,228	$104,228	$106,463	$106,463
Shareholders’ equity	11,020,892	318,889	11,977,033	1,479,199

	$11,125,120	$423,117	$12,083,496	$1,585,662

CONSOLIDATED STATEMENTS OF OPERATIONS	2008	2007	2006

Net loss as shown on the financial statements – CDN GAAP	$(2,571,737)	$(1,903,683)	$(1,979,866)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	44,142	107,697	(40,515)
Mineral interests costs expensed	(204,169)	(3,411,594)	(1,910,339)

Net loss – US GAAP	(2,731,764)	(5,207,580)	(3,930,720)

Other Comprehensive income (loss)	(44,142)	(107,697)	40,515

Comprehensive loss	$(2,775,906)	$(5,315,277)	$(3,890,205)

Basic and diluted loss per share – US GAAP	$(0.03)	$(0.07)	$(0.06)
Weighted average number of common shares outstanding	80,619,915	77,569,498	70,264,207

CONSOLIDATED STATEMENTS OF CASH FLOW	2008	2007	2006

Net cash flows from operating activities under Canadian GAAP	$(1,091,096)	$(1,143,259)	$(1,008,128)
Mineral Interest Expenditures	(1,565,216)	(3,288,771)	(1,719,645)

Net cash used in operating activities under US GAAP	(2,656,312)	(4,432,030)	(2,727,773)

Net cash flows from financing activities under CDN GAAP and US GAAP	1,539,000	4,512,080	3,706,800

Net cash flows used in investing activities under CDN GAAP	(1,565,882)	(3,383,412)	(1,783,198)
Mineral Interest Expenditures	1,565,216	3,288,771	1,719,645

Net cash used in investing activities under US GAAP	(666)	(94,641)	(63,553)

Net change in cash	(1,117,978)	(14,591)	915,474
Cash, beginning	1,325,170	1,339,761	424,287

Cash, ending	$207,192	$1,325,170	$1,339,761

US Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement will have no effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective sixty days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements Liabilities – an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the EITF reached a consensus on Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF No. 07-1”).  The EITF concluded on the definition of a collaborative arrangement, and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF No. 99-19 and other accounting literature.  Based on the nature of the arrangement, payments to or from collaborators would be evaluated, and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented.  Companies are also required to disclose the nature and purpose of collaborative arrangements, along with the accounting policies, and the classification and amounts of significant financial statement amounts related to the arrangements.  Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF No. 07-1 applies to the entire collaborative agreement.  EITF No. 07-1 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date.  The Company plans to adopt the provisions of EITF No. 07-1 as of January 1, 2009 and does not expect the adoption to have a material effect on its results of operations, financial position, or cash flows.

In April 2008, the FASB issued FSP No. SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“SFAS 142-3”). In determining the useful life of intangible assets, SFAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  SFAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the effect, if any, the adoption of SFAS 142-3 will have on its results of operations, financial position, or cash flows.

In June 2008, the EITF reached a consensus Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF No. 07-5”). EITF No. 07-5 was issued to clarify how to determine whether certain instruments or features are indexed to an entity’s own stock under EITF Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” (“EITF No. 01-6”). The consensus in EITF No. 07-5 applies to any freestanding financial instrument or embedded feature that has the characteristics of a derivative as defined in FSP No. SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The consensus in EITF No. 07-5 supersedes EITF No. 01-6 and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the effect, if any, the adoption of EITF No. 07-5 will have on its results of operations, financial position or cash flows.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

12.  SUBSEQUENT EVENTS

Extension Of Warrant Expiry Dates – In January 2009, the expiry date of warrants for the purchase of 1,744,000 shares at $0.78 per share, that were originally issued with a three year term expiring February 13, 2009, was extended for an additional two years until expiry on February 13, 2011. The exercise price of the warrants remains at $0.78 per share.  The expiry date of Warrants for the purchase of 2,871,250 shares at $1.00 per share, that were originally issued with a two year term expiring March 16, 2009, was extended for an additional two years until expiry on March 16, 2011. The exercise price of the warrants remains at $0.78 per share.

Private Placement – In March 2009, the Company completed a private placement of 7,830,500 units comprised of one common share and one share purchase warrant at a price of $0.10 per unit for gross proceeds of $783,050.  The warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the five-year term of the warrant.  The units are subject to a four-month hold period until July 25, 2009.  Cash finder’s fees of $3,500 in aggregate were paid in relation to the placement of 700,000 of the units.  Director/Officers of the Company purchased an aggregate of 976,000 units of the private placement.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

Three Properties Abandoned in Bolivia – March 2009 - In light of continuing political uncertainties in Bolivia, the Company decided to reduce a portion of its interests in the country and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down to a nominal value of $1,000 each.

Option Payments, INCA Project – Araya Option - Under the “Araya Option” (see Note 3. Mineral Interests) the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 due March 31, 2009 as follows:

1) US$30,000 on March 31, 2009 (which was paid);

2) US$30,000 on June 30, 2009; and

3) US$35,477 on September 30, 2009.

Minera Porvenir Option - The Company has not made an option payment of US$961,500 due on March 31, 2009 pursuant to the “Minera Porvenir Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project.  If an option payment is not made on the due date, the option agreement includes a provision whereby Porvenir may advise the Company in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, Porvenir had not given written notice of default to the Company with respect to non-payment of the option payment that was due March 31, 2009.

Parra Option - The Company has not made an option payment of US$80,000 due on April 9, 2009 pursuant to the “Parra Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 21-hectare portion of the INCA project.  If an option payment is not made on the due date, the option agreement includes a provision whereby Parra may advise the Company in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, Parra had not given written notice of default to the Company with respect to non-payment of the option payment that was due April 9, 2009.

At the date of this report, the Company is continuing in its efforts to negotiate revised option payment terms, or arrange for additional financing to cover the option payments on the Minera Porvenir Option and the Parra Option in order to maintain these portions of the INCA property, and/or arrange a joint venture or sale of all, or a portion of the INCA property with other interested mining companies.

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

4.2

*Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report);

4.3

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

4.5

*Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 21-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2006 Annual Report);

4.6

*Consulting Agreement dated June 22, 2007 between Brazen Financial Corp. (“the Consultant”) and SAMEX Mining Corp. concerning the provision of investor relations services to the Company (*previously filed with our 2007 Annual Report).

4.7

INCA Project Concessions;

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

Date: June 18, 2009

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

Exhibit 4.7

INCA PROJECT CONCESSIONS

CONCESSION NAME	ROL NACIONAL #	HECTARES	TYPE	PURCHASE OPTION
AURORA 1-5	03102-0692-K	5	Exploitation	Rojas Option
BLANCA O CONSUELO	03102-0525-3	1	Exploitation
CALAVERITA 81-200	03102-0488-9	600	Exploitation	Minera Porvenir Option
CALIFORNIA 26-27-36-37	03102-1309-8	21	Exploitation	Parra Option
CENTINELA	03102-0476-5	5	Exploitation	Minera Porvenir Option
CERUSITA 1-200	03102-0487-0	1000	Exploitation	Minera Porvenir Option
CONCEPCION 1-6	03102-0897-3	30	Exploitation
DELIRIO 2-4	03102-0484-6	15	Exploitation	Minera Porvenir Option
DOS AMIGOS 1-17	03102-0625-3	85	Exploitation	Minera Porvenir Option
HUERFANITA	03102-0482-K	5	Exploitation	Minera Porvenir Option
JARDINERA DE CUBA 1-2	03102-0493-5	10	Exploitation	Minera Porvenir Option
JUSTA 1	03102-0581-8	5	Exploitation
MAGALLANES	03102-0468-4	1	Exploitation	Minera Porvenir Option
MANTO DELIRIO	03102-0494-3	5	Exploitation	Minera Porvenir Option
MATILDE 3 – 4	03102-0674-1	10	Exploitation	Rojas Option
PLANTA INCA DE ORO 1-80	03102-0492-7	400	Exploitation	Minera Porvenir Option
PORTEZUELO	03102-0465-K	5	Exploitation	Minera Porvenir Option
PUNTILLA	03102-0675-K	5	Exploitation	Rojas Option
PROVIDENCIA 1-9	03102-1054-4	45	Exploitation	Araya Option
SAN ANTONIO	03102-0463-3	2	Exploitation	Minera Porvenir Option
SAN PEDRO 49-70	03102-1377-2	44	Exploitation
TUCUMATA	03102-0762-4	5	Exploitation	Minera Porvenir Option
VIZCACHA 1-2	03102-2609-2	4	Exploitation
VIZCACHA 1	03102-2300-K	3	Exploitation
IRLANDA I 1/ 3	03102-3047-2	3	Exploitation
IRLANDA II 1/ 2	03102-3048-0	2	Exploitation
IRLANDA IX 1-3	03102-3112-6	3	Exploitation
IRLANDA IV 1/4	03102-3050-2	4	Exploitation
IRLANDA V 1	03102-3051-0	1	Exploitation
IRLANDA VI 1	03102-3052-9	1	Exploitation
IRLANDA VII 1	03102-3053-7	1	Exploitation
IRLANDA VIII 1	03102-3054-5	1	Exploitation
IRLANDA XI 1 AL 9	03102-3056-1	9	Exploitation
IRLANDA XII 1 AL 20	03102-3057-K	15	Exploitation
LINDA I 1 AL 50	03102-3044-8	100	Exploitation
LINDA II 1	03102-3045-6	1	Exploitation
LINDA III 1 AL 3	03102-3046-4	3	Exploitation
IRLANDA X 1 AL 4	03102-3055-3	4	Exploitation
MONTANA UNO 1 AL 30	03102-3417-	150	Exploitation
MONTANA DOS 1 AL 30	03102-3418-4	241	Exploitation
MONTANA TRES 1 AL 30	03102-3419-2	249	Exploitation
MONTANA CUATRO 1 AL 30	03102-3420-6	53	Exploitation
MONTANA CINCO 1 AL 30	03102-3392-7	102	Exploitation
MONTANA 15 1 AL 10	03102-3439-7	100	Exploitation
MONTANA 16 1 AL 10	03102-3440-0	100	Exploitation
MONTANA 17 1 AL 10	03102-3441-9	100	Exploitation
MONTANA 18 1 AL 30	03102-3442-7	300	Exploitation
MONTANA 19 1 AL 30	03102-	300	Exploitation
MONTANA 20 1 AL 30	03102-3443-5	300	Exploitation
MONTANA 21 1 AL 30	03102-3444-3	300	Exploitation
MONTANA 22 1 AL 30	03102-3445-1	300	Exploitation
COLUMBIA 1 1 AL 20	03102-3456-7	100	Exploitation
COLUMBIA 2 1 AL 30	03102-3457-5	300	Exploitation
COLUMBIA 3 1 AL 30	03102-3458-3	300	Exploitation
COLUMBIA 4 1 AL 15	03102-3459-1	150	Exploitation

COLUMBIA 5 1 AL 10	03102-3446-K	100	Exploitation
COLUMBIA 6 1 AL 30	03102-3447-8	300	Exploitation
COLUMBIA 7 1 AL 30	03102-3448-8	300	Exploitation
COLUMBIA 8 1 AL 10	03102-3449-4	100	Exploitation
COLUMBIA 9 1 AL 30	03102-3450-8	300	Exploitation
COLUMBIA 10 1 AL 30	03102-3451-6	300	Exploitation
COLUMBIA 11 1 AL 20	03102-3452-4	200	Exploitation
COLUMBIA 12 1 AL 20	03102-3453-2	200	Exploitation
COLUMBIA VIII 1 AL 20	03102-3456-7	200	Exploitation
PATY 1 AL 40	03102-	160	Exploitation
COLUMBIA 6, 1 AL 60	03102-	300	Exploitation
MONTANA I 1 AL 30	03102-7796-7	300	Exploitation
MONTANA II 1 AL 30	03102-7797-5	300	Exploitation
MONTANA III 1 AL 30	03102-7798-3	300	Exploitation
MONTANA IV 1 AL 30	03102-7799-1	300	Exploitation
MONTANA V 1 AL 30	03102-7800-9	300	Exploitation
MONTANA VI 1 AL 30	03102-7801-7	300	Exploitation
MONTANA VII 1 AL 30	03102-7802-5	300	Exploitation
MONTANA VIII 1 AL 30	03102-7803-3	300	Exploitation
MONTANA IX 1 AL 30	03102-7804-1	200	Exploitation
MONTANA X 1 AL 30	03102-7805-K	200	Exploitation
MONTANA XI 1 AL 30	03102-7806-8	200	Exploitation
COLUMBIA VIII 1 AL 20	03102-7795-9	200	Exploitation
TORONTO I 1 AL 40	03102-7846-7	200	Exploration
TORONTO II 1 AL 40	03102-7847-5	200	Exploration
TORONTO III 1 AL 60	03102-7848-3	300	Exploration
TORONTO IV 1 AL 60	03102-7849-1	300	Exploration
TORONTO V 1 AL 60	03102-7850-5	300	Exploration
MONTANA 23	03102-8053-4	200	Exploration
MONTANA 24	03102-8054-2	300	Exploration
MONTANA 25	03102-8882-9	300	Exploration
MONTANA 26	03102-8883-7	300	Exploration
ROBERT 1	03102-	300	Exploration
ROBERT 2	03102-	300	Exploration
ROBERT 3	03102-	300	Exploration
ROBERT 4	03102-	300	Exploration

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2009:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

South American Mining & Exploration Corp.	British Columbia, Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
Minas Bolivex S.A. (“BOLIVEX “)	Bolivia	98%
Empresa Minera Boliviana S.A. (“EMIBOL”)	Bolivia	98%
Minera Samex Chile S.A (“Samex Chile”)	Chile	99.9%

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date: June 18, 2009	“Jeffrey P. Dahl”
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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

Date: June 18, 2009	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 18, 2009

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 18, 2009