Form 20-F
period 2009-12-31
SAMEX MINING CORP
filed 2010-06-24
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

 ☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended          December 31, 2009

OR

 ☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

 ☐

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2009: 96,856,665 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 ☐ Yes      ☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes       ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 ☐  Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer ☒

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

 ☐  Yes      ☒ No

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the high, low and average values for such periods.  Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

	Canadian Dollar Per U.S. Dollars
						3-Month Period Ended December 31,
	2009	2008	2007	2006	2005	2009	2008
End of period	1.0466	1.2246	0.9881	1.1653	1.1659	1.0466	1.2246
Average for the period	1.1420	1.0660	1.0748	1.1342	1.2116	1.0562	1.2118
High for the period	1.3000	1.2969	1.1853	1.1726	1.2704	1.0845	1.2969
Low for the period	1.0292	0.9719	0.9170	1.0990	1.1507	1.0292	1.0609

The following table sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) during the months from December 2009 to May 2010.  Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

For the month of:	December 2009	January 2010	February 2010	March 2010	April 2010	May 2010
High for the period	1.0713	1.0657	1.0734	1.0421	1.0201	1.0778
Low for the period	1.0405	1.0251	1.0420	1.0113	0.9961	1.0116

The noon rate of exchange on June 8, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0518.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2005	1 US$ = 559.77 pesos
2006	1 US$ = 530.28 pesos
2007	1 US$ = 522.69 pesos
2008	1 US$ = 521.79 pesos
2009	1 US$ = 559.61 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2009

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	623.01	606.00	592.93	583.18	565.72	553.08	540.42	546.88	549.07	545.83	507.78	501.45

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2010

Month	Jan	Feb	Mar	Apr	May
Pesos	500.66	532.56	523.16	520.62	533.21

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

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious and base metals.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects (see Item 4 “Description of Property” for individual property details). The company also holds an interest in mineral exploration properties in Bolivia although the Company has currently suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo., who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of  Disclosure For Mineral Projects.  Both Mr. Kell and Mr. Southam have signed forms consenting to the use of their names as “qualified persons” and the filing of this Form 20F Annual Report.

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

All Dollar Amounts In Canadian Dollars	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	13 Months Ended December 31, 2005
Income Statement Data
Net Loss From Operations	$(1,591,785)	$(1,154,945)	$(1,865,163)	$(1,961,999)	$(1,539,887)
Gain On Sale of Assets	39,444	-	7,909	-	11,172
Mineral Interests Written Off	(2,730,429)	(1,416,792)	(46,429)	(17,867)	(17,642)
Net Loss for the year (1)
Canadian GAAP	(4,282,770)	(2,571,737)	(1,903,683)	(1,979,866)	(1,546,357)
US GAAP	(5,827,672)	(2,731,764)	(5,207,580)	(3,930,720)	(2,884,084)
Net Loss per share (1)
Canadian GAAP	(0.05)	(0.03)	(0.02)	(0.03)	(0.02)
US GAAP	(0.07)	(0.03)	(0.07)	(0.06)	(0.04)

Balance Sheet Data
Current Assets	$1,061,603	$311,614	$1,429,923	$1,406,058	$ 489,815
Current Liabilities	73,718	104,228	106,463	67,728	35,403
Working Capital	987,885	207,386	1,323,460	1,338,330	454,412
Total Assets	10,154,038	11,125,120	12,083,496	8,605,000	5,751,166
Long Term Obligations	-	-	-	-	-
Shareholders Equity (1)
Canadian GAAP	10,080,320	11,020,892	11,977,033	8,537,272	5,715,763
US GAAP	1,058,367	318,889	1,479,199	1,451,032	539,862
Number of Shares	96,856,665	81,261,165	78,696,165	72,287,665	66,423,165

(1)

See Note 11 to attached Consolidated Financial Statements to December 31, 2009.

There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein.  Reference is made to Note 11 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The comparative period data for the fiscal period ended December 31, 2005 is a 13 month period versus 12 month periods for the fiscal years ended December 31, 2009,  2008, 2007 and 2006.  Consequently, comparisons of these periods may not be indicative of future results.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,591,785 for the fiscal year ended December 31, 2009, $1,154,945 for the fiscal year ended December 31, 2008, and $1,865,163 for the fiscal year ended December 31, 2007.  As of December 31, 2009, we had a cumulative net loss from operations of $17,870,358 and a cumulative deficit of $29,431,669.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

Although we believe we have sufficient funds to meet our current obligations, we currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our shareholders.  Such financings, to the extent they are available, may result in substantial dilution to our existing shareholders.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern.   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

Our success depends on our ability to raise additional capital.

As of December 31, 2009, we had working capital of $ 987,885 (December 31, 2008: $ 207,386).   During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000 and during the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.   Based on the funds on hand, it will be necessary to raise additional financing during 2010 in order to fund our ongoing general operations and our proposed exploration programs during 2010.   We propose to raise the required funds through the issuance of securities, by way of either private placement or public offering.  Although we anticipate we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue our operations.

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

•

Identification of potential mineralization based on superficial analysis;

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

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the Chilean concessions held by us or on the concessions in Bolivia held by our partners.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).  Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

At present, the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and or perceived, in a yearly basis, the corporate income is taxed with an income tax at a rate of 17% in year 2007 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% Additional Tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 17% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.  Operations in the mining sector may also be subject to an additional taxation, the Mining Royalty.  Pursuant to Law 20.026  (published in the Official Gazette dated June 16, 2005), a Royalty Payment was incorporated into the Income Tax Law which established an specific taxation to mining exploitation, known as “Mining Royalty”.  This specific tax is to be paid by any individual or legal entity who exploits concessionable mineral substances and sells any mineral products.  This specific tax applies to any mining exploitation in which annual sales exceed 50,000 metric tons of fine copper, applying in this case a tax rate of 5%.  This rate decreases if the annual production of fine copper is less than 50,000 metric tons of fine copper and more than 12,000 metric tons of fine copper, in which case the amount that exceeds the 12,000 metric tons and is less than 15,000 metric tons will be taxed at a rate of 0.5%.  There is a scale in relation to production and sales up to the amount of 50,000 metric tons of fine copper per year.  In addition, to determine this Royalty, the mining concessionaire is entitled to deduct from the income generated in the sale of the mining products, all the costs necessary to produce the income, in accordance with the terms contemplated in the Income Tax Law.  At present, the Government of Chile has presented a bill in Congress to change the law on mining Royalty to increase the said Royalty and to grant an extension on the tax invariability that affects certain mining companies which have executed foreign investments agreements with the State of Chile.  This law has not yet been passed.  If additional special taxes or royalties were to be imposed in the future upon operations in the mining sector, this may affect the future profitability of any potential mining operations on our properties.

Foreign currency exchange is regulated by the Central Bank of Chile under Chapter XIV of its Foreign Exchange Regulations.  Currently there is no restriction on bringing investments or credits into Chile, provided that such investments and credits are registered with the Central Bank of Chile in accordance with Chapter XIV of The Foreign Exchange Regulations.  Credits granted for periods of over 1 year are subject to a stamp tax of 0.6% of the amount of the loan and the Stamp Tax also will affect loans granted for less than 1 year at a reduce rate of 0.05% per month.  Interest on loans granted by banks and financial institutions are subject to a 4% tax levied upon remittance of the interest payment to the lender bank or financial institution.

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

On May 10, 2006, the Bolivian Constitutional Tribunal determined, under Constitutional Verdict 0032/2006, that the Former Code was unconstitutional in that, under the constitution then in effect (the “Old Constitution”), all natural resources belonged to the State and therefore mining concessions could not be sold, mortgaged, transferred or inherited.  The tribunal ruled that the Bolivian Parliament would be required to make a number of specific changes to the Former Code in order to comply.  Parliament was given two years to make these changes, which did not occur.  As a result of this decision, the transfer, mortgage or testamentary disposition of mineral concessions may no longer be permitted in Bolivia. This decision has had a significant adverse effect on the ability of concession holders to dispose of their interest.  There does not yet appear to be any restriction on disposition of the shares of companies which own mineral concessions (which is the case for all of the Company’s Bolivian properties).  However, this also is not entirely clear.

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

On January 25, 2009 a new constitution was approved by referendum (the “New Constitution”) which, among other things, provides that all natural resources belong to the Bolivian people and will be administered by the State for their collective interest.  This altered the Former Constitution which provided that all natural resources belong to the State, which could grant concessions according to the law, (in this case the Former Mining Code).  This new provision has given rise to numerous land title claims, particular from aboriginals living near mining concessions.  It is unclear at this time how this provision will be interpreted.

The New Constitution also provides that in relation to any mining concessions granted to national and foreign companies before the enacting of the New Constitution, the companies must sign mining contracts with COMIBOL on or before December 6, 2010.  This provision affects all of our mining concessions in Bolivia, other than possibly our Santa Isabel property, which is held under an existing joint venture agreement with COMIBOL.

The New Constitution also provides the State must ensure reinvestment of profits from mining operations in Bolivia.  The provision does not state what portion of profits will need to be re-invested, so the effect of this provision is not clear at this time.

As a result of a referendum held on December 6, 2009, under the New Constitution, all nine departments in Bolivia are now autonomous regions that are entitled to create and administer their own taxes. Accordingly, the application and effect of this provision in relation to taxing mineral concessions is uncertain at this time.

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

In light of these and other factors we decided that our mineral interests in Bolivia are subject to a high degree of risk, including a risk of the loss of the entire economic benefit of our mineral interests.  Accordingly we decided to suspend all exploration activities in Bolivia and put all of our Bolivian projects on “care and maintenance” status.  We elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.  In the first quarter of 2009, we also decided to abandon three low-priority properties – the Walter, Wara Wara and Yaretani properties.  At December 31, 2009 we wrote down the carrying value of our three remaining Bolivian properties - Eskapa, El Desierto, and Santa Isabel - to a nominal value of $1,000 each.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political and legal conditions persist.  There can be no assurance that these conditions will improve or, if so, when such changes might take place.

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

We have reserved 19,628,250 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2010, we reserved 8,600,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.56).  In addition we reserved 11,028,250 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.56).  If such options and warrants are fully exercised, such common shares would constitute 16.7% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the fiscal year ended December 31, 2009 ranged between CDN$0.11 and CDN$0.485 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Recent market events and conditions

In 2008 and 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions causing the broader credit markets to further deteriorate and stock markets to decline substantially in 2008 and into 2009.  In addition, general economic indicators deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  Although some of these conditions have improved somewhat, many of the effects of these events have continued to the present and have been further strained by new economic factors such as increasing concerns over levels of sovereign debt, stock market instability, and a growing euro-zone crisis.

These unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations.  While market conditions for the shares of junior gold explorers has improved somewhat since the peak of the crisis, access to capital is still restricted for most junior resource companies.  Additional capital may not be available on terms acceptable to us or at all.

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

Our total mineral interests and exploration costs were $1,292,461 for the fiscal year ended December 31, 2009 as compared to  $1,949,405 for the fiscal year ended December 31, 2008, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $4,765,480 during fiscal 2007, $1,539,000 during fiscal 2008, and $2,586,050 during the 2009 fiscal year.  Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

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

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002.  The directors and officers of Samex Chile are Jeffrey P. Dahl, Robert E. Kell and Allen D. Leschert and the alternate directors are Francisco Vergara, Felipe Garcia and Pedro Lyon.  Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel.   Samex Chile’s principal assets are its interest in mineral concessions at the Los Zorros, Chimberos, Inca, and Espejismo properties in Chile.

South American Mining & Exploration Corp.

South American Mining & Exploration Corp. (“S.A.M.E.X. Corp.”) was incorporated in British Columbia on November 24, 1993.  S.A.M.E.X. Corp. was involved principally in the acquisition and exploration of mineral properties through its operating subsidiaries in Bolivia.  Its authorized share capital consists of 100,000,000 common shares with 7,925,001 shares outstanding, all of which are held by us.

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

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994. SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each. Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX.  SAMEX S.A.’s only asset is its interest in a portion of the Goya I/El Bonete concession which form the Santa Isabel property.  We have suspended exploration activities in Bolivia due to concern over the current legal and political situation.  See “Item 3. Risk Factors – Bolivian Interests”.

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994. Bolivex S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX.  Bolivex S.A’s. only asset, the Walter Property, was abandoned in the first quarter of 2009 (see “Description of Properties”). We have suspended exploration activities in Bolivia due to concern over the current legal and political situation.  See “Item 3. Risk Factors – Bolivian Interests”.

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995.  Emibol S.A. has authorized capital of 200,000 Bolivianos (“Bs.”) and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs. each.  Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX.  Emibol S.A.’s assets are its interests in the El Desierto and Eskapa properties in Bolivia. We have suspended exploration activities in Bolivia due to concern over the current legal and political situation.  See “Item 3. Risk Factors – Bolivian Interests”.

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures and divestitures have been comprised of the following:

Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. (the “Parra Option”).  This agreement provided us the right to acquire mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years (US$100,000 was paid).  In light of economic and market conditions, exploration results on these concessions and other factors, we elected not to make the remaining option payment of US$80,000 due April 9, 2009, and consequently the Para Option was terminated during the year ended December 31, 2009.  See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”.

Viscacha I Purchase – In September 2007, we purchased a mineral concession covering a 3-hectare-portion of the INCA project known as “Viscacha I” from Florentino Gomez for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  See Item 4 “Information on the Company” – “Description of Property” - “Inca Project”.

During 2009, we wrote down the value of all of our mineral properties in Bolivia to nominal consideration and placed the properties on “care and maintenance” status due to concerns over the prevailing legal and political climate in Bolivia.  See “Item 3. Risk Factors – Bolivian Interests”.

Except as set out above, we have not made any material divestitures since the beginning of the last three financial years.

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

Business Overview.

For 2009

During 2009 our exploration activities were focused on our gold and silver projects in Chile.  As a result of our activities throughout 2009, our exploration/mineral interests costs totaled $1,292,461 for the fiscal year ended December 31, 2009.

During the first quarter of 2009, we resumed exploration work at our Los Zorros gold project in Chile including re-logging some of our previous drill core and further geologic mapping. We also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  We concluded the compilation and reporting of Phase I exploration results for the INCA copper-gold-moly property and conducted property visits for companies who expressed interest in possible joint-ventures on this project.  During the first quarter, we made an option payment and an advance royalty payment related to our mineral properties in Chile, and completed a private placement financing raising gross proceeds of $783,050.  During the second quarter 2009, we continued our work related to gold and silver exploration at the Los Zorros project.  We also raised gross proceeds of $600,000 through the private placement of 3,000,000 units at $0.20 per unit.  During the third quarter, we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile that we are exploring for gold deposits.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted in preparation for the next phase of drilling in these two project areas.  During the third quarter, we also completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.   During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of the Los Zorros Property.  We also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  The Company received proceeds of $1,203,000 through the exercise of warrants during the fourth quarter of 2009.

For 2008

During 2008 we focused principally on continued exploration of our INCA copper-gold-silver-moly prospect in Chile.  By  December 2007 we had completed the last of more than 10,300 meters of drilling as part of our Phase I exploration program on the Inca property.  Then, continuing through fiscal 2008, our work was mainly focused on logging drill core, assaying, correlating, analyzing and interpreting the results from more than 10,000 meters of drill core.   As a result of the activities on our mineral exploration properties during fiscal 2008, our expenditures on mineral interests and exploration costs for the year totaled $1,949,405 at December 31, 2008.

During the first quarter of 2008 our activities included processing drill core and compiling data from the INCA project, making option payments and an advance royalty payment related to our mineral properties in Chile, and arranging a private placement financing.  During the second quarter our activities at the INCA project in Chile included continued processing of drill core and data compilation, as well as additional trenching, channel sampling, assaying and installation of safety ladders to provide exploration access to the historic underground workings at the Jardinera mine on the INCA property.  We also made option payments on certain mineral properties in Chile and completing a private placement financing that had been announced in the first quarter.  At the Eskapa project in Bolivia, work was conducted to complete construction of the new Eskapa exploration camp.  During the third quarter our activities at the INCA project in Chile included the installation of a system of safety ladders and platforms to facilitate exploration access into the underground workings of the Providencia mine and then we conducted rock-chip channel sampling and assaying of the underground workings.  We also continued with the process of compiling and interpreting the extensive amount of data from the Phase I exploration program at the INCA project.  During the fourth quarter of 2008, the Company conducted property visits on the INCA Project in Chile for larger companies who expressed interest in possible joint-ventures on the project.  The Company also continued compiling and interpreting the results from the Phase I exploration program at the INCA project.

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

During the first quarter of 2007 our activities included completing 30.6 line-kilometers of IP/Resistivity geophysical survey at the INCA project in Chile, financing activities, and making option payments on concessions comprising the INCA project.  We raised $4,594,000 through a private placement of 5,742,500 units at a price of $0.80 per unit.  During the second quarter, at the INCA project in Chile, we completed an additional 26.2 line-kilometers of IP/Resistivity geophysical surveys that included 10.4 line kilometers of 100-meter Dipole-dipole spacing and 15.8 line kilometers of 200-meter dipole-dipole spacing.  With the additional geophysical surveys completed, drill sites were selected and blasting and bulldozer work commenced to construct access roads and drill pads for the drilling program. At the Eskapa copper and precious metal prospect in Bolivia, the Company began constructing a new exploration camp, and commenced bulldozer work to repair and expand access roads, and build drill pads in preparation for the next phase of drill testing.  During the third quarter, the Company commenced a 10,000 meter Phase I drill program at the INCA project in Chile and blasting and bulldozer work continued to construct access roads and drill pads as the drilling program progressed. In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.  During the fourth quarter of 2007, the Phase I core-drilling program continued at the INCA Project, along with core logging, sampling and shipping of core samples to the assay lab.  By mid December the drilling portion of the program was finished with a total of 10,309 meters of drilling having been completed in 35 holes. The detailed process of core logging, sampling and assaying continued through the fourth quarter.

Plans and Projections, 2010 - We plan to focus our exploration activities during 2010 and over the next year on our gold and silver projects in Chile including Los Zorros which hosts high-grade gold, gold-silver, and copper-gold-silver targets. We will also continuing our efforts to find suitable joint venture partners or outright purchasers for our INCA project.  Although we raised gross proceeds of $2,586,050 during fiscal 2009 through two private placements of our securities and the exercise of warrants, based on the funds on hand, it will be necessary to raise additional financing during 2010 in order to fund our ongoing general operations for the next year.   In relation to our proposed exploration programs, management will work to secure additional funds by means of equity financings, exercise of warrants, and/or joint venture or sale of certain mineral properties in order to fund our proposed exploration program at the Los Zorros property and our other gold-silver prospects in Chile.  Although the market for shares of junior exploration companies has improved somewhat from the declines experienced in 2008 and 2009 due to global financial instability, markets are not fully recovered and access to capital for junior resource companies is limited for many companies.  Although we anticipate we will be able to raise sufficient funds to carry out our proposed activities, there can be no assurance that we will be able to raise funds in sufficient quantities and on satisfactory terms or at all.  See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”.  See “Special Note Regarding Forward Looking Statements”.

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

The Los Zorros Property includes approximately 80 square kilometers of a little-explored old mining district of numerous small, gold, silver and copper mines and showings.  The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity which intruded up through the fold-deformed lower Cretaceous section of volcaniclastic, siliclastic, and limestone formations and intrusive diorite sills.  This younger intrusive activity likely spawned the significant mineralized areas being explored by SAMEX including: the Nora and Milagro Projects (gold), Milagro Pampa Project (copper-gold-silver), Cinchado and Lora Projects (gold and copper-gold), and many outlying occurrences yet to be systematically explored including: La Florida and Lora Southeast (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).  The combined features and geologic setting at the Los Zorros Property are similar to features and setting associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features at Los Zorros may be associated with multiple precious metal deposits, which SAMEX plans to pursue with aggressive exploration.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.  During Phase I exploration, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company is using the historic names of the various mines and landmarks to identify the various project areas: Exploration Area I is now Lora and Lora S.E.; Exploration Area II is now Milagro, Milagro Pampa, Florida and West Florida; Exploration Area III is now Nora; Exploration Area IV is now Cinchado; Exploration Area V is now Salvadora; Exploration Area VI is now Colorina; and Exploration Area VII is now Virgen del Carmen.

Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

SAMEX resumed exploration at the Los Zorros Property in 2009.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for our current exploration that is focused on designing future exploration drilling programs for these areas.  As described below, the Los Zorros property contains numerous significant project areas on a single property holding and thus represents a very important, strategic opportunity for SAMEX.

Cinchado - Our exploration work at the Los Zorros Property during 2009 identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of the Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility – the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

The San Pedro Mine is situated at the south end of Cerro Cinchado, a prominent, isolated mountain.  A review of the results of numerous surface, underground chip and bulk samples taken by the previous owner during underground mining activities between 1979 and 1987, and before the onset of open-cut mining, show historical gold grades in the breccia ranging from 0.2 to 37 grams/tonne with an average grade of around 3.2 grams/tonne.  A former mine operator who conducted open cut mining of the breccia from 1991 to 1993 also reported an average grade of just over 3 grams/tonne.  These historic results have not been verified by SAMEX.  However, continuous rock-chip sampling by SAMEX of breccia exposures left around the pit walls (71 samples) gave an average gold content of 1.905 g/mt and a range of gold values of 0.037 to 9.5 grams/tonne with 38 of the samples (53%) containing greater than 1 gram/tonne gold.

The breccia of the San Pedro mine is composed of clasts including jasperoid silica, altered calcareous siltstone, skarn, several igneous rock types, limestone, and breccia.  The gold-mineralized breccia body is a nearly flat to gently dipping wedge-shaped body which can be traced out eastward to distal parts with negligible gold content, but containing a characteristic suite of anomalous Cu, Ag, Zn and anomalous pathfinder metals (As, Sb, Hg) with much coarse-bladed barite deposition.

Of particular importance, geologic mapping has found that these same distal features (including a zone of breccia/brecciated limestone in-filled with abundant coarse-bladed barite, jasperoid mantos layers, jasperoid (+/-barite) veins/veinlets with anomalous copper and pathfinder metal content) can be traced in outcrop in continuous fashion for 1,200 meters semi-circular distance around the entire east and north sides of Cerro Cinchado (the down-faulted block).  The evidence in these distal outcrops provides significant credence for the gold exploration target at the Cinchado Project area of the Los Zorros Property.

Below are summaries/histories of other important exploration project areas within the Los Zorros property that we identified during our first phase of exploration in 2004 and 2005 and that we will be further exploring:

NORA, High-Grade Gold Target – Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  We carried out a variety of exploration work at Nora including, during 2004: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes and, during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).

During phase I drilling at Nora, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching which may be leakage up from the deeper seated, high-grade, gold-mineralized mantos.  These anomalous gold zones may prove to comprise an important guide to deeper seated high-grade gold mineralization.  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource at Nora and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA area.

Milagro – Milagro is an area where gold was previously mined on a small scale at the Milagro Mine via open cut methods.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).

During recent exploration during the first quarter of 2010 in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where our phase I drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in 2005).

Importantly, the outcropping gold-bearing leakage features provide strong credence to extend the area previously considered prospective at the Milagro Project, an additional kilometer to the southeast.  The target implications will be incorporated into the ongoing exploration program and be reported on in greater detail in the future.

At the Milagro Project, a dense gabbro sill caps gold mantos layers and a +/-90-meter-thick underlying breccia, which also contains highly anomalous gold.  The capping gabbro sill appears to have acted as a barrier to ascending mineralizing fluids, which then pooled and spread out beneath it in favorable stratigraphic intervals producing gold-mineralized mantos and a thick breccia layer.  The gabbro and underlying thick gold-mineralized package of mantos and breccia are open down-dip in a southeast direction and have not yet been drill tested.

At the northwest end of the project area one of the gold-mineralized mantos layers is exposed in shallow open cuts at the historic Milagro mine.  Earlier phase I exploration drilling was limited to only two core holes near the Milagro mine to initially determine the character and geologic features of the gold mineralization.  It is highly encouraging to observe Carlin-style precious metal mineralized jasperoid/silica breccia in outcrop more than a kilometer away to the southeast.  It demonstrates that mineralizing fluids leaked upwards along fault-controlled pathways through the capping gabbro and suggests the area of gold mineralization beneath the gabbro may be more extensive.

Similar Carlin-style gold mineralization and alteration features have also been observed at the neighbouring Nora and Cinchado Project areas of the Los Zorros Property.  Importantly, SAMEX's exploration work at the Los Zorros property has corroborated many geologic features as being analogous to the Carlin Trend district in Nevada.  These observations and results have significant implications for target models and exploration programs going forward.  Geologic fieldwork, in part is focused on finding and mapping the distribution of these leakage features to help guide future exploration drilling efforts.

The Milagro, Nora, Cinchado and Milagro Pampa projects are being simultaneously advanced and prepared for a drilling program to test multiple large gold targets for Carlin-style ore bodies.

Milagro Pampa – The Milagro Pampa area hosts a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03.  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine, exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).

West Florida – West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora – The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

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

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization which may be advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

Our first phase exploration, trenching and drilling during 2004 and 2005 was conducted in the Nora, Milagro, and Lora areas, which are only a portion of the project areas at the Los Zorros property.  The Cinchado, Colorina, Virgin del Carmen, and Salvadora areas at Los Zorros have yet to be explored by drilling.  Following are brief summaries of the Colorina, Virgin del Carmen, and Salvadora areas:

Colorina –  Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in the Colorina area is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  An intensive program of detailed sampling and trenching has not yet been conducted.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury.

Virgen del Carmen – The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora – The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Summary, Los Zorros – The Los Zorros property contains numerous large-sized gold, silver and copper targets within a single property holding.  The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

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

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 65 exploitation mining concessions that cover an area of approximately 7,833 hectares that comprise the Los Zorros property in Chile.  Following is a list of the Los Zorros property concession names with their respective ROL #: FOXES 1 AL 8  #03201-8071-6; FOXES I  #03201-B059-3; FOXES II 1 AL 2  #03201-; SELOMY 1 AL 30  #03201-; PLACER 20 1 AL 30  #03201-7005-2; PLACER 21 1 AL 30  #03201-7006-0; EL ZORRO VI 1 AL 30  #03201-7294-2; EL ZORRO VII 1 AL 30  #03201-7292-6; EL ZORRO VIII 1 AL 10  #03201-7295-0; EL ZORRO IX 1 AL 20  #03201-7293-4; EL ZORRO X 1 AL 30  #03201-7308-6; EL ZORRO XI 1 AL 30  #03201-7309-4;  EL ZORRO XII 1 AL 26  #03201-7310-8; EL ZORRO XIII 1 AL 29  #03201-7311-6; EL ZORRO XIV 1 AL 19  #03201-7312-4; EL ZORRO XV 1 AL 15  #03201-7313-2; EL ZORRO 16 A 1 AL 4  #03201-7665-4; EL ZORRO 16 B 1 AL 17  #03201-7666-2; EL ZORRO 17 1 AL 30  #03201-7667-0; EL ZORRO 18 1 AL 20  #03201-7668-9; EL ZORRO 19 1 AL 30  #03201-7669-7; EL ZORRO 20 1 AL 30  #03201-7670-0; EL ZORRO 21 1 AL 20  #03201-7671-9; EL ZORRO 1 AL 2  #03201-7664-6; THE FOXES ONE 1 AL 40  #03201-7185-7; THE FOXES TWO 1 AL 40  #03201-7186-5; THE FOXES THREE 1 AL 30  #03201-7187-3; THE FOXES FOUR 1 AL 20  #03201-7188-1; EL ZORRO V 1 AL 9  #03201-7483-K; PIERNAS LARGAS 1 AL 16  #03201-7482-1; POLO 1  #03201-7484-8; POLO 2  #03201-7485-6; POLO 3  #03201-7486-4; POLO 4  #03201-7487-2; POLO 5  #03201-7488-0; EL ZORRO 22 1 AL 17  #03201-7606-9; EL ZORRO 23 1 AL 19  #03201-7607-7; BARBAS 1-7  #03201-3085-9; BARBAS 21-37  #03201-3086-7; BARBAS 41-68  #03201-3087-5; BARBAS 61-74  #03201-3088-3; BARBAS 81-100  #03201-3089-1; BARBAS 101-103  #03201-3090-5; CANDY 1 1-14  #03201-5547-9; COSTA PINTO(1/15) 1-4 Y 6-12  #03201-7094-K; ELISA 1 AL 4  #03201-0183-2; FLOR MARIA 1-74  #03201-2550-2; GOLD MINING I 1  #03201-6533-4; GRINGO 1-29  #03201-3941-4; GRINGO 31-60  #03201-3942-2; KARINA LXVIII 3-11  #03201-5553-3; LA COLORINA 1-15  #03201-2233-3; LA SOCIALISTA 1-20  #03201-3022-0; LA SOCIALISTA 11  #03201-1012-2; LAS VIZCACHAS 1-9  #03201-2483-2; LEONEOR 1-3  #03201-2489-1; MILAGRO 1-20  03201-2416-1; NORA I  #03201-0527-7; NORA II  #03201-2166-3; NORA TERCERA  #03201-2643-6; POLO 1  #03201-6687-K; POLO 2  #03201-6688-8; PLACER 22 1-20  #03201-6957-7; SAN PEDRO 1-5  #03201-1246-K; SANTA ROSA 1-20  #03201-2490-5.

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

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Purchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

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

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March and April of 2009, which have not been paid: As disclosed in Note 3 of the financial statements, the Company has not made an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a  2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option.  Also, the Company has not made an option payment of US$150,000 that was due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  We determined that, regardless of our legal position under the Minera Porvenir Oprtion, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, expenditures on these option payments were not justified at that time.   At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  During 2009, the Company also decided not to make an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company could acquire an interest in a 21-hectare portion of the INCA project, and subsequently, the owner delivered the Company written notice terminating the “Parra Option” resulting in loss of that portion of the INCA property.

The Company may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property as a result of non-payment of the Minera Porvenir Option payment and the Rojas Option payment.  Due to the possibility of relinquishing these portions of the INCA property, we have written-off a portion of the deferred expenditures on the INCA property thereby writing-down the property interest on the INCA property to a carrying value of $3,500,000 at December 31, 2009.

With the landholding at INCA reduced during 2009, the INCA property consists of concessions covering approximately 741 hectares at May 31, 2010.  We consider these concessions to be the most prospective and/or strategic concessions within the core of the INCA project area and we have made the 2010 patent payments required in relation to these concessions.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the consolidated financial statements, the Company has not made the final option payments on these options.

During 2009, we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of  additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across – with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to 21 exploitation mining concessions that cover an area of approximately 741 hectares.  Following is a list of the  INCA property concession names with their respective ROL #:

AURORA 1-5  #03102-0692-K; BLANCA O CONSUELO #03102-0525-3; CONCEPCION 1-6  #03102-0897-3; JUSTA 1  #03102-0581-8;  PROVIDENCIA 1-9  #03102-1054-4; VIZCACHA 1-2  #03102-2609-2; VIZCACHA 1  #03102-2300-K; IRLANDA I 1/ 3  #03102-3047-2; IRLANDA II 1/ 2  #03102-3048-0; IRLANDA IX 1-3  #03102-3112-6; IRLANDA IV 1/4  #03102-3050-2; IRLANDA V 1  #03102-3051-0; IRLANDA VI 1   #03102-3052-9; IRLANDA VII 1  #03102-3053-7; IRLANDA VIII 1  #03102-3054-5; IRLANDA XI 1 AL 9  #03102-3056-1; IRLANDA XII 1 AL 20  #03102-3057-K; IRLANDA X 1 AL 4  #03102-3055-3; MONTANA TRES 1 AL 30  #03102-3419-2; MONTANA CUATRO 1 AL 30  #03102-3420-6; MONTANA VII 1 AL 30  #03102-7802-5.

The Company acquired the concessions by a combination of staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option agreement.

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Vizcacha I Purchase – In September 2007, the Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

The Company also has the option to acquire an additional 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option – We hold an option to purchase a 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid) under the terms of a Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A.  The option also provides that the Optionor is entitled to a 1% net smelter royalty (“NSR”) and the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.  We have not made a US$1,000,000 option payment that was due March 31, 2009.  The Optionor has the right under the agreement to terminate the option on 30 days written notice, which has not been given, but may not be able to lawfully do so until it resolves certain title issues on a 85-hectare portion of the property.  See Note 3 of the consolidated financial statements and “Option Payments Not Made On Minera Porvenir Option and the Rojas Option” below.

Rojas Option – We hold an option to purchase a 100% interest in concessions covering a 20-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 paid) under the terms of the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A.  No NSR is payable on these concessions.  The final option payment of US$150,000 dure April 30, 2009 has not been paid and may entitle the Optionor to terminate the option.  See Note 3 of the consolidated financial statements and “Option Payments Not Made On Minera Porvenir Option and the Rojas Option” below.

Option Payments Not Made On Minera Porvenir Option and the Rojas Option – In light of economic and market conditions, exploration results to date on these concessions and other factors, the Company elected to not make an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, or payment of US$150,000 that was due  April 30, 2009 pursuant to the Rojas Option.  Under the terms of these agreements, the optionor may terminate the option by giving 30 days written notice of default.  The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  As a result, these options may possibly be subject to termination, whereupon the Company would be required to relinquish these portions of the INCA property. The Company is of the view that, the optionor under the Minera Porvenir Option cannot lawfully give valid notice of termination at this time since it is unable to deliver title to the entire optioned property.  However, if for any reason, notice of termination is given for these properties, which is later held to be valid, the Company may be required to relinquish the options on these portions of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property thereby writing-down the property interest to a carrying value of $3,500,000 at December 31, 2009.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

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

CHIMBEROS PROPERTY, Chile – The Chimberos Property is a gold-silver prospect located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway.   The property covers approximately 1,600 hectares we acquired by purchase of concessions at government auction and by staking.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.

Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization – perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

SAMEX learned during late 2009 that a Chilean mining company commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property.  Management believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and are trying to obtain such results from the adjacent landowner.  Readers are cautioned that results on an adjacent property, once known, may not be indicative of mineralization on the Company’s property.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 28 exploitation mining concessions that cover an area of approximately 1,600 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.  Following is a list of the Chimberos Property concession names with their respective ROL #:

TRES PUNTAS I 1 AL 38  #03201-7314-0; TRES PUNTAS II 1 AL 20  #03201-7315-9; TRES PUNTAS III 1 AL 20  #03201-7316-7; TRES PUNTAS IV 1 AL 20  #03201-7317-5; TRES PUNTAS V 1 AL 20  #03201-7318-3; TRES PUNTAS VI  #03201-7319-1; TRES PUNTAS VII  #03201-7320-5; TRES PUNTAS XIII 1 AL 30  #03201-7323-K; TRES PUNTAS XIV 1 AL 53  #03201-7324-8; PUNTITA 1, 1 AL 4  #03201-; PUNTITA 2, 1  #03201-; PUNTITA 5, 1  #03201-; PUNTITA 6, 1  #03201-; PUNTITA 7, 1  #03201-; PUNTITA 8, 1  #03201-; PUNTITA 9, 1  #03201-; PUNTITA 10, 1 AL 5  #03201-; PUNTITA 11, 1  #03201-; BUENA ESPERANZA  #03201-0128-K; COLORADA 1-4  #03201-0981-7; DOS AMIGOS 1 AL 5  #03201-2242-2; GLORIA 1-2  #03201-1341-5; HILDA 2 AL 6  #03201-1765-8; INDEPENDENCIA 1-2  #03201-1157-9; PEHUENCHA  #03201-0065-8; RECOVECO 1 AL 10  #03201-1330-K; SALVADORA  #03201-1838-7; ZIG-ZAG  #03201-0195-6.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

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

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions. The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

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

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana.  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.  Since the property is currently inactive, we elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific. There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

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

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

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

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

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

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.  The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

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

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of the date of this report, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property. Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.

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

WALTER PROPERTY, WARA WARA PROPERTY, AND YARETANI PROPERTY ABANDONED, Bolivia – In March 2009 the Company decided to reduce a portion of its property interests in Bolivia and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the fiscal year ended December 31, 2009.

Organizational Structure

See “History and Development of the Company” for subsidiaries and organizational chart.

Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada that we rent on a month-to-month basis at a monthly cost of $2,125 including rent/taxes/operating costs.  We have a field-office/residence in Copiapo, Chile that we rent on a month to month basis at a cost of approximately US$950 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2009, compared to the fiscal years ended December 31, 2008 and December 31, 2007.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2009 and the related notes included in Item 17 of this report.  In order to synchronize the different year ends, the consolidated financial statements for fiscal 2009 include the accounts of the Bolivian subsidiaries for a 12–month period that includes their second, third and fourth quarters from January 1, 2009 to September 30, 2009 and the first quarter of their 2010 fiscal year from October 1, 2009 to December 31, 2009.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk Factors”.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2009.

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

During the year ended December 31, 2009, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property.

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

During fiscal 2007 we granted the following options:  in the first quarter of 2007, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share resulting in a stock-based compensation expense totaling $672,272.  Of that amount, $531,095 was included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $141,177 was capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests in relation to a portion of the stock options granted a geologist working on the INCA project.   During the second quarter the Company granted options on 200,000 shares at $0.85 per share resulting in a stock-based compensation expense of $90,390 which was included in the category “Consulting” of the Statement of Operations. This was in relation to a consulting agreement with Brazen Financial Corp. to provide investor relation services to the Company.  In the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant resulting in a stock-based compensation expense of $28,075 which was capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the fourth quarter of 2007, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board resulting in a stock-based compensation expense of $22,900 that was included in the category “Consulting” of the Statement of Operations.

Operating Results

Overview Of Results For The 2009 Fiscal Year Ended December 31, 2009 - The following section contains a summary of our operating results for the year ended December 31, 2009, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of “forward looking statements” which, although intended to be accurate, may be affected by a number of risks and uncertainties which may cause them to be materially different from actual outcomes.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009, and has continued to hold above that level since then.  Although there were signs of improvement in the world economy throughout 2009, a number of the negative effects of the crisis continued throughout the year and are still evident at the date of this report.   Due in large part to lingering concern over the state of the global economy gold prices have continued to remain strong, and the market for shares of companies focused on gold has also significantly improved.

In light of these and other events, once we completed and reported our evaluation of prior exploration work on our INCA Project (which focuses primarily on copper) in early 2009, we shifted our focus to our gold and silver projects, principally our Los Zorros gold project in Chile.  Because of improvements in the market for our shares, we were able to complete a series of private placements in 2009, which provided funding for our exploration efforts.  We also continued to look for possible purchasers or joint venture partners for our INCA Project.

During the 2009 fiscal year we resumed exploration work at our Los Zorros Property in Chile.  Our exploration was mainly focused in the “Nora Project” and the “Cinchado Project” areas which are two of the numerous projects that comprise the Los Zorros property that we are exploring for gold deposits.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted in preparation for the next phase of drilling (see more details in “Los Zorros Property, Chile” below).  During the first quarter of 2009 we also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile (see “Chimberos Gold/Silver Property, Chile” below).  During the first quarter we also concluded the compilation and reporting of Phase I exploration results for the INCA copper-gold-moly property and throughout the year we conducted several property visits for companies who expressed interest in possible joint-ventures on the INCA project.  During the third quarter, we completed the final option payment (“Araya Option”) to acquire the Providencia Mine concessions situated within the greater INCA project area (see “Providencia Mine Concessions Acquired At INCA Property” below). As a result of our activities throughout 2009, our exploration/mineral interests costs totaled $1,292,461 for the fiscal year ended December 31, 2009.  The Company raised gross proceeds of $1,383,050 by completing two private placements during the 2009 fiscal year and also received proceeds of $1,203,000 through the exercise of warrants during the fourth quarter of 2009.

Los Zorros Property, Chile – Exploration work at the Los Zorros Property identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of  the property.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the  San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

INCA Property, Chile - Providencia Mine Concessions Acquired At INCA Property - During 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes. The Providencia mine breccia pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across – with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is located 700 meters to the west of the Providencia mine breccia pipe and is situated where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

Option Payments Not Made On Minera Porvenir Option and Rojas Option, Termination Of Parra Option - After reviewing the results of the Phase I exploration that we conducted at INCA from 2006 to 2008, we concluded that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not identify the presence of the wide-spread, near-surface porphyry copper deposit that we had hoped for.  Accordingly, we concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so.  This conclusion also affected our consideration of three portions of the properties covered by option payments which were becoming due.

Under the “Minera Porvenir Option”, which covers a 2,138-hectare portion of the INCA project, a final payment of US$1,000,000 (which would entitle us to 100% of the Property) was due March 31, 2009, less an amount required to resolve certain title issues on a 85-hectare portion of the property (which remains unresolved).  Under the “Rojas Option” which covers a 20-hectare portion of the INCA project, a final payment of US$150,000 was due April 30, 2009.   Under the “Parra Option” which covers  a 21-hectare portion of the INCA project, a payment of US$80,000 was due April 9, 2009.  As disclosed in Note 3 of the financial statements, the Company has not made these payments.  In the case of the Minera Porvenir Option, we considered, among other things, the fact that the Optionor had not resolved title issues with respect to a portion of the property covered by the option and therefore was not able to deliver title to the entire optioned property, or for us to determine the appropriate adjustment to the final option price.  We also determined, for this and the other options, that, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, payment of these option payments was not economically justified at the time.  All three option agreements provide that the owner may terminate the option on default by giving 30 days written notice.  We received notice under the “Parra Option” and relinquished the 21 hectare portion of the property covered by it, but at the date of this report, have not received written notice of default under the Minera Porvenir Option and the Rojas Option.  We are of the view that the optionor cannot at this time give valid notice of termination under the Minera Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reason, notice of termination is given for these properties, which is held to be valid, we may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we have written-off a $2,699,263 portion of the deferred expenditures on the property thereby writing-down the property interest on the INCA property to a carrying value of $3,500,000 at December 31, 2009.

As a result of our decisions during 2009 our landholdings at INCA were reduced, however, with the acquisition of the Providencia Mine concessions (described above) and our other remaining landholdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the core of the INCA project area.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the financial statements, the Company has not made the final option payments on these options.

Seeking Joint Venture Or Sale Of All Or A Portion Of The INCA Property – We are planning to conduct meetings and property tours with interested parties in a continuing effort to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro copper-gold ore body, which could serve to further enhance the value of our INCA property.

Bolivian Properties - For several years, we have been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies has continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavourable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly we have minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  We elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.  In the first quarter of 2009, we also decided to abandon three low-priority properties – the Walter, Wara Wara and Yaretani properties.  These three properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

Over the past two years, we have experienced a number of important external changes that have an affect on our overall performance for the year and beyond.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  Since that time, world financial conditions have improved somewhat, but remain unstable and with new and growing threats such as a potential sovereign debt crisis and a growing euro-zone crisis.  Markets for junior resource companies, particularly those focused on gold, have improved somewhat also, but remain constrained.  In spite of this, we have been able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years. During the first quarter of 2009, we were able to raise additional capital in a private placement completed in March 2009, but only at significantly lower prices than our placement completed a year earlier in April 2008 ($0.10 per unit in 2009 as compared to $0.60 per unit in April, 2008), with less favourable terms (each unit comprised of one share and one full warrant in 2009 as compared to one share and 1/2 warrant in 2008), a smaller amount of proceeds and significantly higher dilution (7,830,500 units for $738,050 in gross proceeds in 2009 compared to 2,565,000 units for $1,539,000 in gross proceeds in 2008).  In June 2009, we raised additional capital through a private placement of 3,000,000 units comprised of one share and one full warrant at a price of $0.20 per unit for proceeds of $600,000 during the second quarter. During the fourth quarter the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

Due to increased global economic uncertainty and fears over the continued health of the global economy and general weakness in paper financial assets, derivatives and currencies, there has been a corresponding significant increase in market interest for precious metals.   Gold prices have been volatile, but remained strong and are currently near record levels.  We believe these economic trends are likely to continue through 2010 and possibly beyond and may result in a significant increase in the demand for, and in the price of gold and silver.

Plans and Projections – SAMEX exploration activities over the next year will be focused on its high quality gold and silver projects in Chile including the Los Zorros Property.  We plan to conduct one or more equity offerings to secure the necessary financial resources to facilitate these exploration activities.  We also plan to conduct meetings and property tours with parties interested in the INCA property in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  Our plans for the next year remain subject to a number of risks, uncertainties and factors which are not in our control.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Fiscal Year Ended December 31, 2009 compared to the Fiscal Year Ended December 31, 2008

During the first quarter of 2009 we conducted exploration work at our Los Zorros gold property in Chile including re-logging some of our previous drill core and further geologic mapping. We also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  We concluded the compilation and reporting of Phase I exploration results for the INCA copper-gold-moly property and conducted property visits for companies who expressed interest in possible joint-ventures on this project.   During the first quarter, we made an option payment related to the INCA property (Araya Option) and an advance royalty payment related to the Los Zorros Property.  We also completed a private placement financing raising gross proceeds of $783,050 through the private placement of 7,830,500 units at $0.10 per unit.  Our exploration/mineral interests costs for the first quarter ended March 31, 2009 totaled $594,469 as compared to $753,112 for the first quarter of 2008.  During the second quarter we continued with gold and silver exploration in the Nora and Cinchado areas, which are two of the numerous projects that comprise the Los Zorros property.  We raised gross proceeds of $600,000 through the private placement of 3,000,000 units at $0.20 per unit during the second quarter.  Second quarter exploration/mineral interests costs totaled $243,404 for the three months ended June 30, 2009 as compared to $607,082 for the second quarter of 2008.

During the third quarter we continued our focus on gold exploration at the Los Zorros gold project in Chile.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted in preparation for the next phase of drilling.  We also completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  Our exploration/mineral interests costs for the third  quarter ended September 30, 2009 totaled $239,275 as compared to $314,182 for the third quarter of 2008.  During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile.  We also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  The Company received proceeds of $1,203,000 through the exercise of warrants during the fourth quarter.  Fourth quarter, exploration/mineral interests costs totaled $215,313 for the three months ended December 31, 2009 as compared to $275,029 for the fourth quarter of 2008.

Summary for fiscal 2009 - As a result of the activities on our mineral exploration properties throughout 2009, our expenditures on mineral interests and exploration costs for the fiscal year totaled $1,292,461 at December 31, 2009 as compared to $1,949,405 for the 2008 fiscal year ended December 31, 2008.  These costs for 2009 include a stock-based compensation expense of $112,479 that was capitalized in the Statement of Mineral Interests in relation to stock options granted to geologists working on the Los Zorros Property (see Note 6.c (ii) to the Consolidated Financial Statements).  A $242,082 portion of the mineral interests and exploration costs for 2009 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $1,050,379 comprises the “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized in the consolidated financial statements as “Mineral Interests” decreased to $9,021,953 at December 31, 2009 as compared to $10,702,003 at December 31, 2008.  This decrease in “Mineral Interests” is due in part to the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements) and the write-off of the $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara , and Yaretani properties ($3,000 in total) which the Company abandoned during 2009 (see Note 3 to the Consolidated Financial Statements).  Certain costs were also written off December 31, 2009 on the Espejismo Property ($469), the Miscellaneous Properties-Chile ($6,671), El Desierto ($698) and the Eskapa Property ($20,328) since no current exploration is being conducted on these properties. These mineral interests were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2009 was $1,020,863 compared to $207,192 at December 31, 2008.  At December 31, 2009, we were debt-free, apart from accounts payable and accrued liabilities of $73,718 as compared to $104,228 at December 31, 2008.

The following comments relate to certain categories in the consolidated financial statements to December 31, 2009:

Consolidated Balance Sheet

“Contributed Surplus” – The contributed surplus includes a stock-based compensation expense of $522,475 and a financing charge of $269,415 related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance fee in the statement of operations and deficit (see Note 6.c “Warrants and Stock Options” and Note 6.d “Contributed Surplus” to the consolidated financial statements).

“Accumulated Other Comprehensive Income” - $32,705 at December 31, 2008 is the accumulated unrealized gain on the value of 2,021.703 grams of gold the Company held at December 31, 2008.  During the first quarter ended March 31, 2009, the Company sold 2,000 grams of gold leaving a balance of approximately 21 grams of gold.  See also “Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income”.  Also see “Gain On Sale Of Assets” below.

Consolidated Statements of Operations and Deficit

“Consulting” – includes a $47,162 stock-based compensation expense in relation to stock options granted to consultants during the year (see Note 6.c (ii) to the Consolidated Financial Statements).

“Finance Fees” - The extension of warrant terms resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit (see Note 6.c (i) “Share Purchase Warrants” to the Consolidated Financial Statements).

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to mineral interests and include operating costs related to the Company’s activities in Bolivia and Chile that are not specifically related to one of the Company’s mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Salaries, Benefits and Stock-Based Compensation” – the larger comparative amount of $904,313 for the fiscal year ended December 31, 2007 includes a stock-based compensation expense of $531,095 related to the grant of options during fiscal 2007.  The amount of $734,820 for fiscal 2009 includes stock-based compensation expenses of $362,834 related to stock options granted during 2009.  These stock-based compensation expenses were determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

“Gain On Sale Of Assets” – In 2004, the Company purchased approximately 2,028 grams of gold (“goldgrams”) which it held in an account with GoldMoney.  The market value of the gold appreciated, resulting in an accumulated “unrealized gain” of $32,705 at December 31, 2008 (see “Accumulated Other Comprehensive Income” above).  During the first quarter of 2009, the Company sold 2,000 goldgrams for proceeds of $75,224 resulting in a $39,444 “gain on sale of assets”.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” -  includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  “Geology, Mapping and Surveys” – “Los Zorros – Chile” includes a stock–based compensation expense of $112,479 in relation to stock options granted during the 2009 fiscal year to geologists working on the Los Zorros Property (see Note 6.c (ii) to the Consolidated Financial Statements).

Liquidity and Capital Resources 2009 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2009.  We realized a net loss of $4,282,770 for the fiscal year ended December 31, 2009 or $0.05 per share compared to a net loss of $2,571,737 for the fiscal year ended December 31, 2008 or $0.03 per share.  The unusually large net loss for 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements). The net loss for the fiscal year ended December 31, 2009 also includes stock-based compensation expenses totaling $409,996 in relation to the grant of options during the 2009 fiscal year (see Note 6.c (ii) to the Consolidated Financial Statements).  The net loss for fiscal 2009 also includes a finance charge of $269,415 related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a “finance fee” in the statement of operations and deficit (also see Note 6.c (i) and Note 6.d “Contributed Surplus” to the Consolidated Financial Statements). Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  We plan to focus our exploration activities over the next year on high quality gold and silver projects in Chile including several project areas at Los Zorros.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand, it will be necessary to raise additional financing in order to fund our ongoing general operations and proposed exploration programs for the next year.  We intend to conduct one or more equity offerings to secure the necessary financial resources to conduct these exploration activities.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Financing 2007 to 2009 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2006 and 2007, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital.  We have been able to raise additional capital in private placements, but only at significantly lower prices, with less favourable terms, with smaller amount of proceeds and significantly higher dilution than our private placements completed in the previous several years.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  Over the past year there has been instability in the global financial situation, volatility in the price of precious metals, and fluctuations in the demand for, and in the prices of base metals, however, the recent increases in the prices of gold, silver and copper is improving the potential for raising capital for mineral exploration.  During the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

Use Of Proceeds 2007 to 2009 - During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During the second quarter of 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009 and $215,313 for the fourth quarter ended December 31, 2009.

Anticipated Capital Requirements - Based on the funds on hand, we anticipate that it will be necessary to raise additional financing during 2010 in order to fund our ongoing general operations and exploration for the next year.  In relation to exploration programs, management will work to secure additional funds by means of equity financings, exercise of warrants, and/or joint venture or sale of certain mineral properties in order to fund our proposed exploration program at the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2010 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,000,000	US$1,000,000
Rojas Option (2) Option Payment	US$150,000	US$150,000
Hochschild Purchase (3) Advance Royalty	US$200,000	US$100,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,150,000 Advance Royalty US$200,000 (3)	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)	Advance Royalty US$100,000 (3)

(1) These are option payments (US$38,500 and US$961,500) pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Description of Property” – “INCA Property”).

(2) This is an option payment pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Description of Property” – “INCA Property”).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (which has been paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Description of Property” – “Los Zorros Property”).

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

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009, and continuing to rise to record levels.  Although there were signs of improvement in the world economy throughout 2009, a number of the negative effects of the crisis continued throughout the year and are still evident at the date of this report.  In addition, a number of new economic stresses have developed including a growing sovereign debt crisis, a growing euro-zone crisis, the decline of a number of currencies and continuing instability in equity markets.  Due to increased global economic uncertainty and fears over the continued health of the global economy, sovereign debt crisis, and general weakness in paper financial assets, derivatives and currencies, there has been a corresponding significant increase in market interest for precious metals.   Gold prices have been volatile, but remained strong and are currently near record levels.  We believe these economic trends are likely to continue throughout 2010 and possibly beyond and may result in a significant increase in the demand for, and in the price of gold and silver.  We anticipate that these trends will in due course positively affect our ability to obtain suitable equity financing to fund our efforts to explore for gold at our Los Zorros and other gold and silver properties in Chile.  See “Special Note Regarding Forward Looking Statements”.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Employees, Salaries, Payments to Related Parties – During 2009 we had from 18 to 21 employees, the majority of which were involved in activity on our mineral properties in Chile.  By comparison, we had from 22 to 26 employees during 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $434,000 during the year ended December 31, 2009, a $130,400 portion of which was capitalized to mineral interests (compared to fiscal 2008 when their salaries totaled $443,614, a $140,014 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $17,650 for legal services during the fiscal year ended December 31, 2009.

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

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems – Our working capital and excess cash are immediately redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices at May 31, 2010.  All our directors are residents of Canada, with the exception of Robert Kell, a resident of the United States and Chile.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 48 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 69 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 59 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Allen D. Leschert, 53 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 60 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Brenda McLean, 58 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

Compensation.

Salaries, for employees who are also our directors or officers, totaled $434,000 for the 2009 fiscal year ended December 31, 2009 including $148,500 to Jeffrey Dahl, our President and Chief Executive Officer, $130,400 to Robert Kell, our Vice President-Exploration, and $95,700 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $17,650 for legal services during the fiscal year ended December 31, 2009.

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

At our Annual General Meetings held on May 31, 2007, May 29, 2008, May 26, 2009, and May 26, 2010 the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

During the 2009 fiscal year ended December 31, 2009 and in the subsequent period to May 31, 2010, the Company granted stock options as follows: During the 2009 fiscal year, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475 based on the Black-Scholes option-pricing model.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property.  No options were exercised during the 2009 fiscal year or in the subsequent period to May 31, 2010.  During the first quarter of the 2010 fiscal year, the Company granted a consultant on the Company’s Advisory Board stock options on 110,000 shares at $0.35 per share with a fair value on the grant date of $26,815 based on the Black-Scholes option-pricing model.

During the 2008 fiscal year ended December 31, 2008, stock options were exercised or were granted under the Company’s Stock Option Plan as follows: in the second quarter of 2008 the Company granted stock options to a geologic consultant working on the INCA project, on 150,000 shares at a price of $0.65 per share with a fair value of $55,745 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the third quarter of 2008 the Company granted a consultant a stock option on 60,000 shares at a price of $0.50 per share with a fair value of $5,873 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $5,873 was included in the category, “Consulting” in the Statements of Operations and Deficit.  This grant was to a Chilean consultant contracted to assist in brokering a potential joint venture/investment for the INCA project.

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

At May 31, 2010 options were outstanding to acquire 8,600,000 shares as shown in the table below.  They consist of options to purchase an aggregate of 7,370,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 1,230,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 270,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 275,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 250,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	175,000 150,000 75,000 250,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009	30,000 70,000 150,000	$0.40 $0.85 $0.20	April 20, 2015 May 2, 2016 Sep 4, 2019
Francisco Vergara	May 2, 2006 Sep 4, 2009	50,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Manuel Avalos	May 2, 2006 Sep 4, 2009	100,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009	20,000 50,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010	60,000 60,000 30,000 110,000	$0.70 $0.20 $0.20 $0.35	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015
Patricio Kyllmann	Sep 4, 2009	100,000	$0.20	Sep 4, 2019

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

Employees.

We had from 18 to 21 employees during the 2009 fiscal year with 18 employees at the year end of December 31, 2009.  At May 31, 2010, we had 18 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2009 were involved in activities related to our mineral exploration properties in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2009	Exploration	1	12	-	13
	Administrative/Office	4	1	-	5
	Total:	5	13	-	18
December 31, 2008	Exploration	1	16	-	17
	Administrative/Office	4	1	-	5
	Total:	5	17	-	22
December 31, 2007	Exploration	1	15	2	18
	Administrative/Office	4		1	5
	Total:	5	15	3	23

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2010.  There were 97,791,665 common shares issued and outstanding as of May 31, 2010.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/10	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	1,192,000	1.22%	350,000 300,000 270,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Peter J. Dahl Chairman/Director	790,600	0.81%	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Robert E. Kell Vice President Exploration / Director	545,000	0.56%	350,000 300,000 275,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	531,525	0.54%	350,000 300,000 250,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Allen D. Leschert Director	367,012	0.38%	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Brenda McLean Corporate Secretary	318,975	0.33%	175,000 150,000 75,000 250,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

As at May 31, 2010, 97,791,665 common shares of the Company were issued and outstanding.  At that date, we had 170 shareholders of record with addresses in the United States holding an aggregate of 41,772,444 common shares representing 42.7 % of our common shares.   To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares at May 31, 2010 except as follows:  CDS & CO. (Toronto, Ontario) held 52,902,749 common shares which represents 54.1% of our issued and outstanding common shares at May 31, 2010, and CEDE & CO (New York, NY) held 38,074,375 common shares which represents 38.9% of our issued and outstanding common shares at May 31, 2010.  Both CDS & CO. and CEDE & CO. act as depositories for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares.  The above information was supplied by the Company’s transfer agent, Computershare Investor Services.  All of our common shares have identical voting rights.

Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2009 and the subsequent period to May 31, 2010, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Feb 23, 2007 Sep 4, 2009	270,000 625,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Peter Dahl Director and Chairman	Feb 23, 2007 Sep 4, 2009	150,000 400,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Robert Kell Director, Vice President - Exploration	Feb 23, 2007 Sep 4, 2009	275,000 625,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Larry McLean Director, Vice President – Operations, CFO	Feb 23, 2007 Sep 4, 2009	250,000 625,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Allen Leschert Director	Feb 23, 2007 Sep 4, 2009	150,000 400,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Patricio Kyllmann Former Director	Feb 23, 2007 Sep 4, 2009	125,000 100,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019
Brenda McLean Corporate Secretary	Feb 23, 2007 Sep 4, 2009	75,000 250,000	$0.84 $0.20	Feb 23, 2017 Sep 4, 2019

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Jeffrey Dahl Director, President, CEO	Apr 17, 2007	50,000	$0.20	$10,000
Robert Kell Director, Vice President - Exploration	Feb 23, 2007 Mar 15, 2007	75,000 125,000	$0.20 $0.20	$15,000 $25,000
Larry McLean Director, Vice President – Operations, CFO	Feb 23, 2007	50,000	$0.20	$10,000
Allen Leschert - Director	Feb 23, 2007	100,000	$0.20	$20,000
Brenda McLean Corporate Secretary	Feb 23, 2007	50,000	$0.20	$10,000

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

Other Related Party Transactions

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged us $17,650 for legal services during the 2009 fiscal year ended December 31, 2009, $17,230 for legal services during the 2008 fiscal year ended December 31, 2008, and $58,217 for legal services during the 2007 fiscal year ended December 31, 2007.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2009.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2009 and December 31, 2008, and the consolidated statements of operations and deficit and cash flows for each of the fiscal years in the three-year period ended December 31, 2009 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
May 2010	0.325	0.295
April, 2010	0.34	0.27
March, 2010	0.35	0.27
February, 2010	0.43	0.315
January, 2010	0.52	0.345
December 2009	0.485	0.31
Financial Year 2009	0.485	0.11
Fourth Quarter	0.485	0.16
Third Quarter	0.20	0.11
Second Quarter	0.20	0.115
First Quarter	0.21	0.11
Financial Year 2008	0.78	0.115
Fourth Quarter	0.24	0.115
Third Quarter	0.43	0.165
Second Quarter	0.66	0.37
First Quarter	0.78	0.50
Financial Year 2007	1.45	0.51
Fourth Quarter	1.45	0.51
Third Quarter	0.90	0.60
Second Quarter	1.05	0.70
First Quarter	0.86	0.63
Financial Year 2006	1.30	0.58
Financial Year 2005	0.89	0.34

The closing price of our common shares on the TSX Venture Exchange on June 1, 2010 was $0.28.

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this report:

                        1.        Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 29, 2008, May 26, 2009, and May 26, 2010.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2009, the Threshold was determined to be CDN$299,000,000.

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

Taxation.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it qualified as a PFIC for its taxable year ended December 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada)  (the  "Canadian  Act") deals at arm's length with the Company,  holds all common shares solely as capital property, is a  non-resident  of Canada,  and does not, and is not deemed to, use or hold any Common  share in or in the course of  carrying  on  business  in  Canada.  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations  thereunder,  and the Canada-United States Income Tax Convention (1980) (the  "Treaty") as amended.  This summary takes into account all specific proposals  to amend the Canadian Act and the  regulations  thereunder  publicly announced  by the  government  of Canada to the date  hereof  and the  Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue  Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the  Shareholder  provided  that the Common share is listed on a stock  exchange that is  prescribed  for the purposes of the  Canadian  Act (the  Toronto  Stock Exchange is so prescribed),  and that neither the  Shareholder,  nor one or more persons  with  whom  the  Shareholder  did not deal at  arm's  length,  alone or together at any time in the five years  immediately  preceding  the  disposition owned,  or owned any right to acquire,  25% or more of the issued  shares of any class of the capital  stock of the Company.  In addition,  the Treaty  generally will  exempt a  Shareholder  who is a  resident  of the  United  States  for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax  in  respect  of  any  capital  gain  realized  by  the  Shareholder  on the disposition of a Common share,  from such  liability  provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.  The Treaty may not be available to a  non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited,  by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  It is Canada Customs and Revenue Agency’s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

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

Subsidiary Information.

As of May 31, 2010 we have the following subsidiaries:

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2009 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework.   Based on this evaluation, management concluded that, as of the fiscal year ended December 31, 2009, the Company’s internal controls over our financial reporting were adequate.   Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Larry McLean, our Chief Financial Officer, satisfies the requirements of an audit committee financial expert serving on our audit committee as defined in the instructions to Item 16A of Form 20-F.  Mr. McLean is not an independent director, as defined under the audit committee independent director requirements of the NYSE - AMEX Exchange.

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

Audit Fees

The aggregated audit fees billed for each of the past two fiscal year by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $42,672 during the fiscal year ended December 31, 2008; and $43,688 during the fiscal year ended December 31, 2009.

Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered were: $2,750 during the fiscal year ended December 31, 2008; and $2,000 during the fiscal year ended December 31, 2009.

Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $4,000 during the fiscal year ended December 31, 2008; and $4,000 during the fiscal year ended December 31, 2009.

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

ITEM 17. FINANCIAL STATEMENTS

We are furnishing the following financial statements and reports:

•

Auditor’s Report dated April 16, 2010

•

Consolidated Balance Sheets at December 31, 2009 and December 31, 2008

•

Consolidated Statements of Operations and Deficit for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007

•

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007

•

Consolidated Statements of Mineral Interests for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007

•

Consolidated Statements of Cash Flow for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007

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

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, consolidated statements of comprehensive loss and accumulated other comprehensive income and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Samex Mining Corp. as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 16, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 16, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 16, 2010

CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2009	DECEMBER 31, 2008
ASSETS

CURRENT
CASH	$1,020,863	$207,192
OTHER CURRENT ASSETS	40,740	104,422

	1,061,603	311,614

MINERAL INTERESTS (NOTE 3)	9,021,953	10,702,003
EQUIPMENT (NOTE 4)	70,482	111,503

	$10,154,038	$11,125,120

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$73,718	$104,228

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	34,543,268	31,960,718

CONTRIBUTED SURPLUS (NOTE 6)	4,968,258	4,176,368

ACCUMULATED OTHER COMPREHENSIVE INCOME	463	32,705

DEFICIT	(29,431,669)	(25,148,899)

	10,080,320	11,020,892

	$10,154,038	$11,125,120

CONTINGENCY (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$60,098	$59,422	$46,334
AMORTIZATION	35,944	44,902	51,604
BANK CHARGES (INTEREST INCOME)	2,469	(38,535)	(62,686)
CONSULTING	67,126	105,764	208,936
FINANCE FEES (NOTE 6)	269,415	-	-
FOREIGN EXCHANGE LOSS (GAIN)	(30,447)	44,211	90,980
LEGAL (NOTE 5)	63,111	46,644	73,053
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	242,082	328,444	339,285
OFFICE, SUPPLIES, AND MISCELLANEOUS	82,577	85,808	97,926
REGULATORY FEES	22,831	24,975	40,322
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 5 AND 6c)	734,820	375,853	904,313
TRANSFER AGENT	10,069	13,234	13,199
TRAVEL AND PROMOTION	31,690	64,223	61,897

NET LOSS FROM OPERATIONS	1,591,785	1,154,945	1,865,163

GAIN ON SALE OF ASSETS	(39,444)	-	(7,909)
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	2,730,429	1,416,792	46,429

NET LOSS	4,282,770	2,571,737	1,903,683

DEFICIT, BEGINNING	25,148,899	22,577,162	20,673,479

DEFICIT, ENDING	$29,431,669	$25,148,899	$22,577,162

BASIC AND DILUTED NET LOSS PER SHARE	$0.05	$0.03	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	89,367,606	80,612,960	77,569,498

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007

NET LOSS FOR THE YEAR	$(4,282,770)	$(2,571,737)	$(1,903,683)

OTHER COMPREHENSIVE INCOME

UNREALIZED FINANCIAL INSTRUMENT GAIN	33	14,978	17,727

COMPREHENSIVE LOSS FOR THE YEAR	$(4,282,737)	$(2,556,759)	$(1,885,956)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF THE YEAR	$32,705	$17,727	$-

UNREALIZED FINANCIAL INSTRUMENT GAIN	33	14,978	17,727
REALIZED FINANCIAL INSTRUMENT (LOSS)	(32,275)	-	-

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE YEAR	$463	$32,705	$17,727

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DEFERRED EXPENDITURES

CHIMBEROS - CHILE (formerly Tres Puntas/Chimbero)	$34,143	$31,516	$55,283
ESPEJISMO - CHILE	469	5,611	5,584
INCA - CHILE	351,889	1,283,770	3,183,704
LOS ZORROS - CHILE	636,181	266,122	151,769
MISCELLANEOUS PROPERTIES - CHILE	6,671	15,188	8,870
EL DESIERTO - BOLIVIA	698	-	3,633
ESKAPA - BOLIVIA	20,328	18,754	72,819
WALTER - BOLIVIA	-	-	2,087
WARA WARA - BOLIVIA	-	-	15,828
YARETANI - BOLIVIA	-	-	8,898
ALLOCATION OF ADVANCES	-	-	(50,452)

EXPENDITURES	1,050,379	1,620,961	3,458,023

WRITTEN OFF

ESPEJISMO – CHILE	(469)	(5,611)	(8,113)
INCA - CHILE	(2,699,263)	-	-
MISCELLANEOUS PROPERTIES – CHILE	(6,671)	(15,188)	(7,870)
EL DESIERTO - BOLIVIA	(698)	-	(3,633)
ESKAPA - BOLIVIA	(20,328)	(1,395,993)	-
WALTER - BOLIVIA	(1,000)	-	(2,087)
WARA WARA - BOLIVIA	(1,000)	-	(15,828)
YARETANI - BOLIVIA	(1,000)	-	(8,898)
	(2,730,429)	(1,416,792)	(46,429)

BALANCE, BEGINNING	10,702,003	10,497,834	7,086,240

BALANCE, ENDING	$9,021,953	$10,702,003	$10,497,834

SUMMARY OF DEFERRED EXPENDITURES

CHILE
CHIMBEROS (formerly Tres Puntas/Chimbero)	$135,248	$101,105	$69,589
ESPEJISMO	1,000	1,000	1,000
INCA	3,500,000	5,847,374	4,563,604
LOS ZORROS	5,381,705	4,745,524	4,479,402
MISCELLANEOUS PROPERTIES	1,000	1,000	1,000
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,000	1,000	1,378,239
SANTA ISABEL	1,000	1,000	1,000
WALTER	-	1,000	1,000
WARA WARA	-	1,000	1,000
YARETANI	-	1,000	1,000

	$9,021,953	$10,702,003	$10,497,834

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DETAILS OF EXPENDITURES - CHILE

CHIMBEROS – CHILE (formerly Tres Puntas/Chimbero)
DRILLING AND SUB-CONTRACTS	$12,753	$4,160	$12,401
FIELD SUPPLIES	96	-	-
GEOLOGY, MAPPING, AND SURVEYS	10,073	-	-
LEGAL	-	-	186
MINERAL INTERESTS ACQUISITION COSTS	3,216	1,442	7,380
PROPERTY PATENT PAYMENTS	1,599	17,835	27,147
SITE ADMINISTRATION	6,406	8,079	8,169
	$34,143	$31,516	$55,283

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$-	$66	$1,430
PROPERTY PATENT PAYMENTS	-	3,829	3,552
SITE ADMINISTRATION	469	1,716	602
	$469	$5,611	$5,584

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$102,359	$318,576	$1,730,895
FIELD SUPPLIES	20,234	42,434	259,797
FOOD AND LODGING	-	254	177
GEOLOGY, MAPPING, AND SURVEYS	42,901	353,984	296,354
LEGAL	6,734	24,000	38,629
MINERAL INTERESTS ACQUISITION COSTS	109,983	392,653	443,206
PROPERTY PATENT PAYMENTS	6,870	70,314	33,304
SITE ADMINISTRATION	32,738	64,728	48,519
TRAVEL	919	5,263	6,662
VALUE ADDED TAXES	29,151	11,564	326,161
	$351,889	$1,283,770	$3,183,704

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$122,429	$99,574	$-
DRILLING AND SUB-CONTRACTS	47,046	62,995	64,733
FIELD SUPPLIES	17,987	16,717	12,803
FOOD AND LODGING	-	-	33
GEOLOGY, MAPPING, AND SURVEYS	311,608	-	-
MINERAL INTERESTS ACQUISITION COSTS	1,725	11,812	12,522
PROPERTY PATENT PAYMENTS	65,508	55,491	43,774
SITE ADMINISTRATION	19,604	19,533	17,904
TRAVEL	4,756	-	-
VALUE ADDED TAXES	45,518	-	-
	$636,181	$266,122	$151,769

MISCELLANEOUS PROPERTIES – CHILE
DRILLING AND SUB-CONTRACTS	$171	$3,795	$1,315
FIELD SUPPLIES	-	121	-
MINERAL INTERESTS ACQUISITION COSTS	273	1,151	396
PROPERTY PATENT PAYMENTS	6,173	9,759	6,858
SITE ADMINISTRATION	54	362	301
	$6,671	$15,188	$8,870

EXPENDITURES - CHILE	$1,029,353	$1,602,207	$3,405,210

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$698	$-	$3,633

ESKAPA – BOLIVIA
AMORTIZATION	$5,286	$5,287	$5,007
DRILLING AND SUB-CONTRACTS	1,319	-	21,973
FUEL	-	1,893	5,999
LEGAL	773	2,373	2,830
PROPERTY PATENT PAYMENTS	12,875	-	15,068
REPAIRS AND MAINTENANCE	-	887	3,755
TRAVEL	75	8,314	18,187

	$20,328	$18,754	$72,819

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$2,087

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$15,828

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$8,898

EXPENDITURES - BOLIVIA	$21,026	$18,754	$103,265

EXPENDITURES - CHILE	$1,029,353	$1,602,207	$3,405,210

EXPENDITURES - BOLIVIA	21,026	18,754	103,265

ALLOCATION OF ADVANCES	-	-	(50,452)

TOTAL EXPENDITURES	$1,050,379	$1,620,961	$3,458,023

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(4,282,770)	$(2,571,737)	$(1,903,683)
ADD NON-CASH ITEMS
AMORTIZATION	35,944	44,902	51,604
FINANCE FEES	269,415
GAIN ON SALE OF ASSETS	(39,444)	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	2,730,429	1,416,792	46,429
STOCK-BASED COMPENSATION	409,996	5,873	644,385

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	70,884	15,309	(20,729)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(30,510)	(2,235)	38,735

NET CASH USED IN OPERATING ACTIVITIES	(836,056)	(1,091,096)	(1,143,259)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	2,582,550	1,539,000	4,512,080

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,582,550	1,539,000	4,512,080

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(937,900)	(1,565,216)	(3,288,771)
EQUIPMENT	5,077	(666)	(94,641)

NET CASH USED IN INVESTING ACTIVITIES	(932,823)	(1,565,882)	(3,383,412)

NET CHANGE IN CASH	813,671	(1,117,978)	(14,591)

CASH, BEGINNING	207,192	1,325,170	1,339,761

CASH, ENDING	$1,020,863	$207,192	$1,325,170

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”). The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the year end of the inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30th.  In order to synchronize the difference in year ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2009 to September 30, 2009 and the first quarter of their 2010 fiscal year from October 1, 2009 to December 31, 2009.  The Company’s subsidiaries are:

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

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2009, the Company had incurred losses since inception totalling $29,431,669.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2009, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

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

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian accepted accounting principles (“GAAP”) requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments – The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold bullion, which are measured at fair value, are classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  For the periods reported in these financial statements, management has determined that the Company has no derivatives or embedded derivatives.

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

e.

Foreign Currency Translation – These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates. Expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the year.

f.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective years.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

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

i.

Future Income Taxes – The Company follows CICA Section 3465 “Income Taxes” in accounting for income taxes.  The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the year.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

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

n.

Recently Adopted Accounting Policies - Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities. This guidance is adopted retrospectively, with restatement. No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

Recent accounting policies, not yet adopted - In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements. The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation. The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Other pronouncements issued by the CICA or other authoratitive standards groups with future effective dates are neither applicable or are not expected to be significant to the financial statements of the Company.

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

CHILE

i.

 Los Zorros Property – The Company has 100% interest in approximately 7,833 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  As the concessions where not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of US$100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of US$500,000 (US$200,000 paid). The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

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

ii.

 Chimberos Property (formerly Tres Puntas/Chimbero) – The Company has 100% interest in approximately 1,600 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.

iii. INCA Property – The Company has a 100% interest in approximately 132 hectares of mineral concessions acquired by staking, purchase at government auction, a purchase agreement, and exercise of an option agreement:

Araya Option – The Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

The Company also has the option to acquire additional concessions of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid).  A 1% NSR has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  The option payment was due: April 30, 2009 - US$150,000 (has not been paid).

Parra Option -  Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$100,000 paid).  The Parra Option was terminated during the year ended December 31, 2009.

The Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, therefore the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made the option payment of US$150,000 that was due April 30, 2009 pursuant to the Rojas Option, therefore the owner may terminate the option by giving 30 days written notice.   The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option. The Company has determined that, in light of economic and market conditions, exploration results to date on these concessions and other factors, expenditures on these option payments are not justified at this time.  As a result, these options may be terminated and the Company may be required to relinquish these portions of the INCA property.  Accordingly, the recoverability of the carrying value on these portions of the INCA property is dependent on the outcome of the above contingencies. Due to the possibility of relinquishing these portions of the INCA property, the Company has written-off a $2,699,263 portion of the deferred expenditures on the INCA property thereby writing-down the property interest to a carrying value of $3,500,000 at December 31, 2009.

iv.

 Espejismo Prospects – The Company has 100% interest in approximately 773 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

v.

Miscellaneous Property Interests - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned, consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

BOLIVIA

i.

 Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

ii.

 El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

iii. Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10-hectare and a 24-hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the  Agreement between Comibol and Samex S.A. have not yet been resolved.  Due to the inactivity on the property, the interest has been written down to a nominal value of $1,000 pending resolution of these issues.

iv.

 Walter Property, Wara Wara Property, and Yaretani Property Abandoned – In 2009 the Company decided to reduce its property interests in Bolivia and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the year ended December 31, 2009 due to the properties being abandoned.

4.

EQUIPMENT

	AT DECEMBER 31, 2009			AT DECEMBER 31, 2008

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 128,379	$ 104,838	$ 23,541	$ 128,170	$ 96,449	$ 31,721
Exploration equipment	61,169	47,476	13,693	61,169	35,440	25,729
Vehicles	124,308	91,060	33,248	124,308	70,255	54,053

	$ 313,856	$ 243,374	$ 70,482	$ 313,647	$ 202,144	$ 111,503

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, a director charged the Company $17,650 for legal services (2008 - $17,230).  Employees who are also directors or officers of the Company were paid salaries totaling $434,000 during the year ended December 31, 2009, a $130,400 portion of which was capitalized to mineral interests (2008 - $443,614 of which $140,014 was capitalized).  During the year ended December 31, 2009, directors and officers of the Company were granted stock options on 2,925,000 shares at $0.20 per share.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common Shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at December 31, 2008	81,261,165	31,960,718

Private Placement
At $0.10 per share	7,830,500	783,050
At $0.20 per share	3,000,000	600,000
Financing Costs
Cash	-	(3,500)
Warrants exercised
At $0.20 per share	2,265,000	453,000
At $0.30 per share	2,500,000	750,000

Balance at December 31, 2009	96,856,665	$34,543,268

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

c.

Warrants and Stock Options

(i)

Share Purchase Warrants

BALANCE DEC 31, 2007	ISSUED	BALANCE DEC 31, 2008	ISSUED	(EXERCISED) OR {EXPIRED}	BALANCE DEC 31, 2009	EXERCISE PRICE	TERM TO

400,000	-	400,000	-	{400,000}	-	$1.10	Aug 25, 2009
1,744,000	-	1,744,000	-	-	1,744,000	$0.78	Feb 13, 2011
2,871,250	-	2,871,250	-	-	2,871,250	$1.00	Mar 16, 2011
-	1,282,500	1,282,500	-	-	1,282,500	$0.70	Apr 15, 2011
-	-	-	7,830,500	(2,265,000)	5,565,500	$0.20	Mar 24, 2014
-	-	-	3,000,000	(2,500,000)	500,000	$0.30	Jun 29, 2014

5,015,250	1,282,500	6,297,750	10,830,500	(5,165,000)	11,963,250

As at December 31, 2009, the weighted average remaining life of the share purchase warrants is 2.74  years and the weighted average exercise price is $0.53.

During the year ended December 31, 2009, the Company extended the term of 4,615,250 warrants by two years.  This resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit.

(ii)

Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the Exchange.

BALANCE DEC 31, 2007	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2008	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2009	EXERCISE PRICE	TERM TO
50,000	(50,000)	-	-	-	$0.40	Aug 13, 2008
30,000	(30,000)	-	-	-	$0.63	Oct 15, 2008
590,000	(590,000)	-	-	-	$1.00	Nov 17, 2008
205,000	-	205,000	(205,000)	-	$1.00	Feb 3, 2009
-	60,000	60,000	(60,000)	-	$0.50	Aug 5, 2009
945,000	-	945,000	(945,000)	-	$1.10	Aug 6, 2009
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,850,000	(30,000)	1,820,000	(180,000)	1,640,000	$0.85	May 2, 2016
1,295,000	-	1,295,000	(125,000)	1,170,000	$0.84	Feb 23, 2017
200,000	(200,000)	-	-	-	$0.85	Jun 22, 2012
50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
-	150,000	150,000	-	150,000	$0.65	May 1, 2013
-	-	-	60,000	60,000	$0.20	Jan 15, 2014
-	-	-	3,555,000	3,555,000	$0.20	Sep 2, 2019

7,230,000	(690,000)	6,540,000	2,100,000	8,640,000

As at December 31, 2009, the weighted average remaining contractual life of the options is 7.47 years and the weighted average exercise price is $0.47.   All options have fully vested as at December 31, 2009.

Stock-Based Compensation - During the year ended December 31, 2009, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property. The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2009:  Expected dividend yield – 0%; Expected stock price volatility – varying from 104 to 109%; Risk-free interest rate – varying from 0.50 to 1.25%; Expected life of options – varying from 5 to 10 years.

By comparison, during the year ended December 31, 2008, the Company granted 210,000 stock options with a fair value on the grant date of $61,618.  The weighted average fair value of each option on the grant date was $0.29 per share.  Of this amount, $5,873 was expensed in the consolidated statement of operations and deficit and $55,745 was capitalized to mineral interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2008:  Expected dividend yield – 0%; Expected stock price volatility – 89%; Risk-free interest rate – 4.75%; Expected life of options – varying from 1 to 5 years.

d.

Contributed Surplus

	FOR THE YEAR ENDED DEC 31, 2009	FOR THE YEAR ENDED DEC 31, 2008

Contributed surplus balance, beginning	$4,176,368	$4,114,750
Stock based compensation	522,475	61,618
Warrant extension	269,415	-

Contributed surplus balance, ending	$4,968,258	$4,176,368

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company has operations and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At December 31, 2009	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$6,228	$29,716	$35,944
Foreign exchange loss	-	(30,447)	(30,447)
Mineral interests administration and investigation costs	-	242,082	242,082
Salaries, benefits and stock-based compensation	734,820	-	734,820
Administration and general	544,764	64,622	609,386

Net loss from operations	1,285,812	305,973	1,591,785

Gain on sale of assets	(39,444)	-	(39,444)
Mineral interests and deferred exploration costs written off	-	2,730,429	2,730,429

Net loss	$1,246,368	3,036,402	4,282,770

Expenditure for equipment and mineral interests	$-	$1,050,588	$1,050,588

Equipment and mineral interests	$17,287	$9,075,148	$9,092,435

Total assets	$1,055,926	$9,098,112	$10,154,038

At December 31, 2008	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,578	$35,324	$44,902
Foreign exchange loss	-	44,211	44,211
Mineral interests administration and investigation costs	-	328,444	328,444
Salaries, benefits and stock-based compensation	375,853	-	375,853
Administration and general	271,991	89,544	361,535

Net loss from operations	657,422	497,523	1,154,945

Mineral interests and deferred exploration costs written off	-	1,416,792	1,416,792

Net loss	$657,422	1,914,315	2,571,737

Expenditure for equipment and mineral interests	$2,166	$1,624,748	$1,626,914

Equipment and mineral interests	$23,515	$10,789,991	$10,813,506

Total assets	$298,073	$10,827,047	$11,125,120

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As of December 31, 2009, the Company had Canadian operating losses of approximately $4,247,000. These operating losses expire as follows: 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000; 2029 - $405,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,648,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management -  The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

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

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 2.d.  For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are impaired if the criteria for capitalization are not met.  For US GAAP, mineral property exploration costs are expensed as incurred.  When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral interests under option agreements, all option payments have been expensed to date for US GAAP purposes. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. To date the Company has not established any proven or probable reserves on its mineral interests.

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

CONSOLIDATED BALANCE SHEETS	2009		2008

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$1,061,603	$1,061,603	$311,614	$311,614
Mineral interests	9,021,953	-	10,702,003	-
Equipment	70,482	70,482	111,503	111,503

	$10,154,038	$1,132,085	$11,125,120	$423,117
Liabilities
Current	$73,718	$73,718	$104,228	$104,228
Shareholders’ equity	10,080,320	1,058,367	11,020,892	318,889

	$10,154,038	$1,132,085	$11,125,120	$423,117

CONSOLIDATED STATEMENTS OF OPERATIONS	2009	2008	2007

Net loss as shown on the financial statements – CDN GAAP	$(4,282,770)	$(2,571,737)	$(1,903,683)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	135,148	44,142	107,697
Mineral interests costs expensed	(1,680,050)	(204,169)	(3,411,594)

Net loss – US GAAP	(5,827,672)	(2,731,764)	(5,207,580)

Other Comprehensive income (loss)	(135,148)	(44,142)	(107,697)

Comprehensive loss	$(5,962,820)	$(2,775,906)	$(5,315,277)

Basic and diluted loss per share – US GAAP	$(0.07)	$(0.03)	$(0.07)
Weighted average number of common shares outstanding	89,367,606	80,619,915	77,569,498

CONSOLIDATED STATEMENTS OF CASH FLOW	2009	2008	2007

Net cash flows from operating activities under Canadian GAAP	$(836,056)	$(1,091,096)	$(1,143,259)
Mineral Interest Expenditures	(937,900)	(1,565,216)	(3,288,771)

Net cash used in operating activities under US GAAP	(1,773,956)	(2,656,312)	(4,432,030)

Net cash flows from financing activities under CDN GAAP and US GAAP	2,582,550	1,539,000	4,512,080

Net cash flows used in investing activities under CDN GAAP	(932,823)	(1,565,882)	(3,383,412)
Mineral Interest Expenditures	937,900	1,565,216	3,288,771

Net cash provided by (used in) investing activities under US GAAP	5,077	(666)	(94,641)

Net change in cash	813,671	(1,117,978)	(14,591)
Cash, beginning	207,192	1,325,170	1,339,761

Cash, ending	$1,020,863	$207,192	$1,325,170

US Recent Accounting Pronouncements

During  the year ended December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update, "Amendments Based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and nonauthoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became nonauthoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification.

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

US Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.

*Altered Memorandum of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our “1995 Annual Report” on Form 20F filed with the SEC);

1.2.

*Change of Name Certificate for SAMEX (*previously filed with our 1995 Annual Report on Form 20F filed with the SEC);

1.3.

*Altered Articles of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our “1998 Annual Report” on Form 20F filed with the SEC);

1.4.

*Altered Memorandum of SAMEX respecting the increase of authorized share capital (*previously filed with our 1998 Annual Report on Form 20F filed with the SEC);

1.5.

*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on February 11, 2005 (*previously filed with our 2004 Annual Report on Form 20F filed with the SEC);

1.6.

*New Articles of SAMEX effective June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

1.7.

*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

4.1

*Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 2,138-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

4.2

*Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S.A. concerning option to purchase concessions covering a 45-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

4.3

*Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 20-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

4.4

*Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. concerning option to purchase concessions covering a 21-hectare-portion of the Inca project (English translation of the Spanish contract) (*previously filed with our 2006 Annual Report on Form 20F filed with the SEC);

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

Date: June 21, 2010

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2010:

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

Date: June 21, 2010	“Jeffrey P. Dahl”
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

Date: June 21, 2010	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 21, 2010

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 21, 2010