Form 20-F
SAMEX MINING CORP
filed 2011-06-30
CIK 766504

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2010: 119,467,719 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes      ☐ No

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes      ☒ No

SAMEX MINING CORP.

FORM 20-F

TABLE OF CONTENTS

Page
Item 1. Identity of Directors, Senior Management and Advisers	7
Item 2. Offer Statistics and Expected Timetable	7
Item 3. Key Information	7
Item 4. Information on the Company	23
Item 5. Operating and Financial Review and Prospects	44
Item 6. Directors, Senior Management and Employees	61
Item 7. Major Shareholders and Related Party Transactions	65
Item 8. Financial Information	67
Item 9. The Offer and Listing	68
Item 10. Additional Information	69
Item 11. Quantitative and Qualitative Disclosures About Market Risk	75
Item 12. Description of Securities Other Than Equity Securities	82
Item 13. Defaults, Dividend Arrearages and Delinquencies	82
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	82
Item 15. Controls And Procedures	82
Item 16A. Audit Committee Financial Expert	83
Item 16B. Code of Ethics	83
Item 16C. Principal Accountant Fees and Services	83
Item 16D. Exemptions From The Listing Standards For Audit Committees	77
Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases	77
Item 17. Financial Statements	77
Item 18. Financial Statements	103
Item 19. Exhibits	103

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

	Canadian Dollar Per U.S. Dollars
						3-Month Period Ended December 31,
	2010	2009	2008	2007	2006	2010	2009
End of period	0.9946	1.0466	1.2246	0.9881	1.1653	0.9946	1.0466
Average for the period	1.0299	1.1420	1.0660	1.0748	1.1342	1.0128	1.0562
High for the period	1.0778	1.3000	1.2969	1.1853	1.1726	1.0320	1.0845
Low for the period	0.9946	1.0292	0.9719	0.9170	1.0990	0.9946	1.0292

The following table sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) during the months from December 2010 to May 2011.  Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

For the month of:	December 2010	January 2011	February 2011	March 2011	April 2011	May 2011
High for the period	1.0178	1.0022	0.9955	0.9918	0.9691	0.9809
Low for the period	0.9946	0.9862	0.9739	0.9686	0.9486	0.9490

The noon rate of exchange on June 10, 2011 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9768.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2006	1 US$ = 530.28 pesos
2007	1 US$ = 522.69 pesos
2008	1 US$ = 521.79 pesos
2009	1 US$ = 559.61 pesos
2010	1 US$ = 510.25 pesos

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2010

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	500.66	532.56	523.16	520.62	533.21	536.67	531.72	509.32	493.93	484.04	482.32	474.78

Monthly Average of Chilean Pesos Per U.S. Dollar for Year 2011

Month	Jan	Feb	Mar	Apr	May
Pesos	489.44	475.69	479.65	471.32	467.73

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia (the “Company Act”).  We changed our name to Totem Resources Ltd. (N.P.L.) on February 3, 1976 and subsequently to Paragon Resources Ltd. (N.P.L.) on June 9, 1978.  On May 13, 1981, we became a limited company instead of a specially limited company and our name became Paragon Resources Ltd.  We changed our name to SAMEX Mining Corp. on September 11, 1995.  On March 29, 2004, the Company Act was repealed and was replaced by the Business Corporations Act (British Columbia).  Because of this change, we replaced our former Memorandum of Incorporation with new Notice of Articles on February 11, 2005.  We also amended our Articles to conform to the new legislation and changed our authorized share capital by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  Also during 2005, the Company changed its fiscal year-end from November 30th to December 31st.  (see Item 4 “Information on the Company - History and Development of the Company”).

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

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects (see Item 4 “Description of Property” for individual property details). The Company also holds an interest in mineral exploration properties in Bolivia, however in 2009 the Company suspended exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status (see Item 4 “Description of Property” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by Robert Kell, a Director and the Vice President-Exploration of SAMEX Mining Corp., and Company geologist, Philip Southam, P.Geo., who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of  Disclosure For Mineral Projects.  Both Mr. Kell and Mr. Southam have signed forms consenting to the use of their names as “qualified persons” and the filing of this Form 20F Annual Report.

SAMEX is a reporting issuer in British Columbia and Alberta and its common shares trade in Canada on the TSX Venture Exchange under the symbol SXG.   The Company’s common shares are also quoted in the United States on the National Association of Securities Dealers’ OTC Bulletin Board under the symbol SMXMF.

3.A Selected financial data.

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

US GAAP	Fiscal Year Ended December 31
	2010	2009	2008	2007	2006
Net operating revenue
Loss from operations	$(1,163,026)	$(1,591,785)	$(1,154,945)	$(1,865,163)	$(1,961,999)
Comprehensive loss for the year	(2,359,809)	(2,198,157)	(2,731,764)	(5,207,580)	(3,930,720)
Loss from operations per share (1)	(0.02)	(0.02)	(0.03)	(0.07)	(0.06)
Total assets	9,066,666	1,132,085	423,117	1,585,662	1,518,760
Current assets	9,010,221	1,061,603	311,614	1,429,923	1,406,058
Capital stock (1)	8,974,776	1,058,367	318,889	1,479,199	1,451,032
Number of shares	119,467,719	96,856,665	81,261,165	78,696,165	72,287,665
Dividends per common share	NIL	NIL	NIL	NIL	NIL
Basic and diluted net loss per common share	$(0.02)	$(0.02)	$(0.03)	$(0.07)	$(0.06)

Canadian GAAP	Fiscal Year Ended December 31
	2010	2009	2008	2007	2006
Net operating revenue
Loss from operations	$(1,163,026)	$(1,591,785)	$(1,154,945)	$(1,865,163)	$(1,961,999)
Comprehensive loss for the year	(1,200,162)	(4,282,770)	(2,571,737)	(1,903,683)	(1,979,866)
Loss from operations per share (1)	(0.02)	(0.02)	(0.03)	(0.07)	(0.06)
Total assets	19,366,455	10,154,038	11,125,120	12,083,496	8,605,000
Current assets	9,010,221	1,061,603	311,614	1,429,923	1,406,058
Capital stock 1)	19,274,565	10,080,320	11,020,892	11,977,033	8,537,272
Number of shares	119,467,719	96,856,665	81,261,165	78,696,165	72,287,665
Dividends per common share	NIL	NIL	NIL	NIL	NIL
Basic and diluted net loss per common share	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.03)

(1)

See Note 11 to attached Consolidated Financial Statements to December 31, 2010.

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

International Financial Reporting Standards (“IFRS”)

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian GAAP  to IFRS is December 1, 2011, with an effective transition date of December 1, 2010 for financial statements prepared on a comparative basis.  We are engaged in an assessment and conversion process which includes consultation with external consulting firms.  Our approach to the conversion to IFRS includes three phases.

•

Phase one, an initial general diagnostic of our accounting policies and Canadian GAAP relevant to our financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase was completed in late 2009.

•

Phase two, an in-depth analysis of the IFRS impact in those areas identified under phase one. During 2010, we substantially completed assessing and quantifying IFRS transition adjustments.  Our auditors are in the process of completing their review of these adjustments.  A summary of this analysis is provided in Table 2 below.

•

Phase three, the implementation of the conversion process, including the completion of the opening balance sheet as at December 1, 2010 together with related discussion and notes, has commenced.  Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified.

Our IT accounting and financial reporting systems are not expected to be significantly impacted.

The above comments, including the summary in Table 2, should not be considered as a complete and final list of the changes that will result from the transition to IFRS as we intend to maintain a current and proactive approach based on changes in circumstances and no final determinations have been made. IFRS standards, and the interpretation thereof, are constantly evolving.  As a result, we expect there may be new or revised IFRS accounting standards prior to the issuance of our first IFRS financial statements. We are continuing to monitor IFRS accounting developments and updates and will assess their impact in the course of our transition process to IFRS.

Table 2.  Summary of financial statements impact on transition from Canadian GAAP to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Property, plant and equipment (“PP&E”)	PP&E is recorded at historical cost. Depreciation is based on their useful lives after due estimation of their residual values.

PP&E can be recorded using the cost (on transition to IFRS, the then fair value can be deemed to be the cost) or revaluation models.

Depreciation must be based on the useful lives of each significant component within PP&E.

PP&E will continue to be recorded at their historical costs due to the complexity and resources required to determine fair values on an annual basis.

Based on an analysis of PP&E and our significant components, we have determined that no change to their useful lives is warranted and, therefore, depreciation expense will continue to be calculated using the same rates under IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Mineral properties

Exploration costs and option maintenance payments are capitalized as incurred. If proven and probable reserves are established, costs incurred prospectively to develop the property are capitalized as incurred and depreciated using the unit-of-production depreciation method over the estimated life of the ore body.

IFRS 6 provides us with the option of expensing the exploration and evaluation costs as incurred, or deferring these costs until technical feasibility and commercial viability has been determined, at which point they are transferred to the development and production phase and allocated to specific projects.

The existing accounting policy will be maintained.
Asset retirement obligations (“ARO”)

Canadian GAAP limits the definition of ARO to legal obligations.

ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.  The original liability is not adjusted for changes in current discount rates.

IFRS defines ARO as legal or constructive obligations.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

IFRS requires that, on transition, the net book value of the asset related to ARO be adjusted on the basis of the ARO balance existing at inception.

The broadening of this definition will not cause a significant change in our current estimates.

We expect to record a transition adjustment. In accordance with IFRIC 1, the effect of any changes to an existing ARO as a result of changes in market interest rates is added to or deducted from the cost of the related asset.

We will rely on the IFRS 1 exemption which allows a company to use current estimates of future reclamation costs and current amortization rates to determine the net book value on transition to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Stock-based compensation

We recognize stock-based compensation on a straight line method and update the value of the options for forfeitures as they occur.

We included stock-based compensation in contributed surplus and previously recognized compensation cost is not reversed if a vested employee stock option expires unexercised.

Under IFRS, stock-based compensation is amortized under the graded method only.  In addition, we are required to update our value of options for each reporting period for expected forfeitures.

IFRS does not preclude us from recognizing a transfer of compensation costs within equity (i.e. from contributed surplus to deficit) after vesting.

We are in the process of quantifying the difference. We do not intend to transfer stock-based compensation expense included in contributed surplus to another component of equity.
Income taxes

There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combination.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized if it is “probable” that it will be realized.

We do not expect the difference in recognition of deferred income tax to have any significant change in the future.

“Probable” in this context is not defined and does not necessarily mean “more likely than not”.  However, we do not expect this difference to have any impact in the future.

The above assessment and conclusions are based on the analysis completed by us as of the date of this report and may be subject to change.

The quantification of the amounts that may result from the differences between Canadian GAAP and IFRS relating to the key standards will be based on management’s estimates and decisions, and will be subject to further internal review and audit by our external auditors.

3.B Capitalization and indebtedness.

Not Applicable

3.C. Reasons for the offer and use of proceeds.

Not Applicable

3.D. Risk factors.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of $1,163,026 for the fiscal year ended December 31, 2010, $1,591,785 for the fiscal year ended December 31, 2009, and $1,154,945 for the fiscal year ended December 31, 2008.  As of December 31, 2010, we had a cumulative net loss from operations of $19,033,384 and a cumulative deficit of $30,631,831.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of December 31, 2010, we had working capital of $ 8,918,331 (December 31, 2009: $ 987,885).   During fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows: during the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

Based on the funds on hand, we believe we have sufficient funds to conduct our ongoing general operations and our proposed exploration programs at the Los Zorros property in Chile over the next year.  Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs.   We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, or by public offering.  Although we anticipate that we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue our operations.

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

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, many of which are outside of our control.  A material increase in costs at any significant location could have an effect on our operations.

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

Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labor may be encountered in the drilling and removal of material.  While we may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also a number of risks against which we cannot insure or against which we have decided not to insure, due to high premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against risks relating to our mineral property interests.

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

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold and silver and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in Chile and Bolivia.  These jurisdictions impose certain requirements and obligations on the owners of exploratory properties and mineral exploration activities are subject to certain risks which are described elsewhere in this section.

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

•

Experience and quality of management and geological consultants; and

•

Capital available for exploration activity.

Substantial expenditures are required for us to establish proven and probable ore reserves through drilling and analysis, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  In making the determination as to the commercial viability of a mineral deposit, a number of factors are considered, which include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure and use, importing and exporting or minerals and environmental protection.

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

The prices of precious metals and base metals directly impact on our business activities.

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

We face certain risks associated with our precious metal holdings

We maintain a substantial portion of our current assets in the form of gold and silver bullion recorded in electronic records maintained by Net Transactions Limited, doing business as 'Gold Money", of Jersey, British Channel Islands, UK, with underlying metals held on our behalf by a third party contracted by Gold Money.  At June 7, 2011 our gold holdings with Gold Money were valued at $4,223,737.27 and our silver holdings were valued at $2,542,645.15.  Although we are entitled to require physical delivery of our precious metal holdings, we have in the past and anticipate we will in the foreseeable future rely on Gold Money for physical storage and maintenance of the electronic records of our precious metal holdings and any transactions with respect thereto.  Although we believe the physical security and the integrity of the electronic record of our precious metal holdings is protected by adequate means, there may be a risk that such electronic records may be compromised by fraud, theft, or other means or the physical security of our holdings may be lost or stolen and third party insurance or indemnities provided by Gold Money may not be available to us or may be inadequate, resulting in a loss or impairment of our holdings.  The value of our precious metal holdings is subject to market fluctuation in the value of such metals, which may fluctuate due to circumstances beyond our control, resulting in further loss or impairment of our holdings.  See "The prices of precious metals and base metals directly impact on our business activities".

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

A mining concession may be granted for exploring or exploiting mineral substances, the latter also being known as a mining claim.  All metallic and non-metallic substances and, in general, all fossil substances, regardless of their natural state, may be subject to concessions or claimed, including those in the subsoil of maritime waters under national jurisdiction, to which access may be had, through tunnels, from land.  Liquid or gaseous hydrocarbons, lithium or deposits of any kind in maritime waters under national jurisdiction or deposits of any kind entirely or partly embraced by areas which, under law have been classified as important, for mining reasons, to national security, are generally excluded from mining concessions, without prejudice to mining concessions validly granted prior to their exclusion or a resolution that classifies them as being important to national security.

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).  Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

A foreign corporation may hold mining rights over mining concessions in Chile without restrictions and without any discrimination regarding Chilean nationals.

Regulatory matters could impact our ability to conduct our business in Chil.e

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

At present, the income of corporations, limited liability companies and mining companies is taxed in two stages; first, when income is accrued and or perceived, in a yearly basis, the corporate income is taxed with an income tax at a rate of 20% which was established in the year 2011 and future years; and second, when profits are distributed and remitted abroad to shareholders or partners without domicile in Chile, these profits are subject to a 35% Additional Tax rate, with a credit for the income tax paid by the corporation in Chile equivalent to 20% as stated above.  The foregoing taxes may affect the future profitability of any potential mining operations on our properties.  Operations in the mining sector may also be subject to an additional taxation, the Mining Royalty.  Pursuant to Law 20.026  (published in the Official Gazette dated June 16, 2005), amended by Law 20.469 a Royalty Payment was incorporated into the Income Tax Law which established an specific taxation to mining exploitation, known as “Mining Royalty”.  This specific tax is to be paid by any individual or legal entity who exploits concessionable mineral substances and sells any mineral products.  This specific tax applies to any mining exploitation in which annual sales exceed 50,000 metric tons of fine copper, applying in this case a tax rate which ranges from 0.5% to 34.5%, calculated over fine copper per ton and operational margins, when they exceed 80.000 metric tons.  This rate decreases if the annual production of fine copper is less than 50,000 metric tons of fine copper and more than 12,000 metric tons of fine copper, in which case the amount that exceeds the 12,000 metric tons and is less than 15,000 metric tons will be taxed at a rate of 0.5%.  There is a scale in relation to production and sales up to the amount of 50,000 metric tons of fine copper per year and exceeds this amount over 85.000 metric tons of fine copper as indicated.  In addition, to determine this Royalty, the mining concessionaire is entitled to deduct from the income generated in the sale of the mining products, all the costs necessary to produce the income, in accordance with the terms contemplated in the Income Tax Law.  If additional special taxes or royalties were to be imposed in the future upon operations in the mining sector, this may affect the future profitability of any potential mining operations on our properties.

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

On May 1, 2007, the Bolivian government issued Supreme Decree N. 29117 which declared the whole country to be a “mining fiscal reserve”.  This decree granted COMIBOL the right to administer this reserve, and further gave the right to explore the reserve to the government Geological and Technical Mining Service.  This decree effectively eliminated the entire mining concession system in Bolivia, other than filings made before May 1, 2007.

On January 25, 2009 a new constitution was approved by referendum (the “New Constitution”) which, among other things, provides that all natural resources belong to the Bolivian people and will be administered by the State for their collective interest.  This altered the Old Constitution which provided that all natural resources belong to the State, which could grant concessions according to the law, (in this case the Former Mining Code).  This new provision has given rise to numerous land title claims, particular from aboriginals living near mining concessions.  It is unclear at this time how this provision will be interpreted.

The New Constitution also provides that in relation to any mining concessions granted to national and foreign companies before the enacting of the New Constitution, the companies must sign mining contracts with the Ministry of Mining and Metallurgy (MMM), the signing of which must be within six months of the enactment of a new mining code, which has not yet been enacted.  This provision affects all of our mining concessions in Bolivia, other than possibly our Santa Isabel property, which is held under an existing joint venture agreement with COMIBOL.

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

In light of these and other factors we decided that our mineral interests in Bolivia are subject to a high degree of risk, including a risk of the loss of the entire economic benefit of our mineral interests.  Accordingly we decided to suspend all exploration activities in Bolivia and put all of our Bolivian projects on “care and maintenance” status.  In the first quarter of 2009, we also decided to abandon three low-priority properties – the Walter, Wara Wara and Yaretani properties.  At December 31, 2009 and again at December 31, 2010 we wrote down the carrying value of our three remaining Bolivian properties - Eskapa, El Desierto, and Santa Isabel - to a nominal value of $1,000 each.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political and legal conditions persist.  There can be no assurance that these conditions will improve or, if so, when such changes might take place.

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian Dollar, and we have obligations and commitments in other currencies including Chilean Pesos, United States Dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.  (See “Currency and Exchange Rates”)

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Robert Kell (who resides in the United States and Chile), and all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended ("the Exchange Act").  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We have reserved 34,533,138 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 31, 2011, we reserved 11,555,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.68).  In addition we reserved 22,978,138 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.58).  If such options and warrants are fully exercised, such common shares would constitute 27.4% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that SAMEX believes it was a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2010 and may also be a PFIC in subsequent tax years.  If SAMEX is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of SAMEX.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of SAMEX’s net capital gain and ordinary earnings for any year in which SAMEX is a PFIC, whether or not SAMEX distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF election.   A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.   See Item 10. “Taxation – Certain U.S. Federal Income Tax Considerations”.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the fiscal year ended December 31, 2010 ranged between CDN$0.225 and CDN$0.82 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

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

Recent market events and conditions

In 2008 and 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions causing the broader credit markets to further deteriorate and stock markets to decline substantially in 2008 and into 2009.  In addition, general economic indicators deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  Although some of these conditions  improved in 2010, many of the effects of these events have continued to the present and have been further strained by new economic factors such as increasing concerns over levels of sovereign debt, stock market instability, and a growing euro-zone crisis.

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

•

the volatility of gold, silver and copper prices may impact our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

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

Change in Articles

On March 29, 2004, the corporate legislation under which we were incorporated, the Company Act (British Columbia), was repealed and was replaced with the new Business Corporations Act (British Columbia).   Because of this change, we were required to undertake certain transitional steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced our former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  We were also required to amend our Articles to comply with the new legislation.  Coincidentally with these changes, we also altered our authorized share structure to eliminate the maximum number of common shares and preferred shares that the Company is authorized to issue, effective June 13, 2005.  See Item 10. “Additional Information – Changes to Corporate Legislation”.

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

Our total mineral interests and exploration costs were $1,523,911 for the fiscal year ended December 31, 2010 as compared to  $1,292,461 for the fiscal year ended December 31, 2009, substantially all of which was spent on our mineral properties in Chile and Bolivia.  We have financed these expenditures primarily through private placement financing and the exercise of warrants and options raising gross proceeds of $1,539,000 during fiscal 2008, $2,586,050 during the 2009 fiscal year and $10,162,060  during the 2010 fiscal year.  Further details applicable to anticipated capital expenditures and funding sources are detailed in “Item 5. Liquidity and Capital Resources”.

Subsidiaries

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

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994. Bolivex S.A. has authorized capital of 500,000 Bs. and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX.  Bolivex S.A’s. only asset, was the Walter Property that we abandoned in the first quarter of 2009 (see “Description of Properties”). We have suspended exploration activities in Bolivia due to concern over the current legal and political situation.  See “Item 3. Risk Factors – Bolivian Interests”.

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

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, we have not made any material principal capital expenditures or divestitures.  During 2009, we wrote down the value of all of our mineral properties in Bolivia to nominal consideration and placed the properties on “care and maintenance” status due to concerns over the prevailing legal and political climate in Bolivia.  See “Item 3. Risk Factors – Bolivian Interests”.

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

4.B. Business Overview.

For 2010

During fiscal year 2010 we focused our exploration activities principally on our Los Zorros property in Chile.  As a result of our activities during 2010 our exploration/mineral interests costs totaled $1,523,911 for the fiscal year ended December 31, 2010.

Our exploration work during the first, second and third quarters of 2010 was conducted at four individual projects situated within our Los Zorros gold property holdings in Chile.  The work included bulldozer trenching, sampling, assaying and construction of roads and drill pads at the Milagro, Nora, Cinchado and Milagro Pampa Projects in preparation for drilling programs to test these four projects for multiple precious metal deposits.  By the end of the third quarter we commenced exploration core drilling which continued through the fourth quarter of 2010 and into the first quarter of 2011.  During 2010 we also conducted meetings and property tours for mining companies interested in our Inca Property in Chile.

We raised a total of $10,162,060 during fiscal 2010 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.

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

Plans and Projections, 2011 - The Company's exploration activities over the next year will continue to be focused on our high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in a continuing effort to arrange a joint venture or sale of all or a portion of the INCA property.

We raised a total of $10,162,060 during fiscal 2010 from two private placements and from the exercise of warrants.  Based on the funds on hand, we believe we have sufficient funds to conduct our ongoing general operations and our proposed exploration programs at the Los Zorros property in Chile over the next year.  Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs.   We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, by public offering and/or joint venture or sale of certain mineral properties in order to fund our exploration.  Although we anticipate we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all.  See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”.  See “Special Note Regarding Forward Looking Statements”.

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

The Los Zorros property consists of multiple project areas situated within a single property holding.  Our property covers approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

•

the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

•

the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

•

the property is also the locus of younger porphyry intrusions.

•

clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

•

the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of  jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district of historic small mining activity.

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

SAMEX resumed exploration at the Los Zorros Property in 2009 and work is continuing to the present time in 2011.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for ongoing exploration.  Work over the past year has included bulldozer trenching, sampling assaying, constructing access roads, drill pads and core drilling at several projects areas situated within our Los Zorros property holdings. In late January 2011 we commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  Results from our multi-faceted exploration programs at Los Zorros in the latter part of 2010 and into 2011 are strongly encouraging and demonstrate important advancements on several projects.  The Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.  Program highlights include:

-

Breakthrough in target definition at the Cinchado project

-

Titan-24 geophysical survey reveals numerous additional targets while refining existing ones.

-

A 900-meter step-out drill hole at the Milagro project intersects multiple auriferous (gold-bearing) stratigraphic intervals, favorable for hosting gold deposits.

-

Deep drilling at Milagro Pampa intersects a long interval of stock-work veined, variable mineralized, porphyry intrusion, which Titan-24 shows may be the halo to a large IP anomaly centered 400 meters to the east.

SAMEX President, Jeff Dahl says; “The Titan-24 geophysical survey, in conjunction with our detailed geologic mapping and drilling, has proven successful in assisting us with understanding the mineral potential at Los Zorros.  It’s been effective in refining and advancing our existing project targets while outlining important new ones.  I expect that we will be utilizing this exploration tool again shortly.”

Cinchado Gold Project at Los Zorros - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro (Mt.) Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine.  The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.  This resulted in the target being displaced laterally and decoupled (separated) from the capping jasperoid-barite alteration features by the thickness of the sill.

Titan-24 geophysical survey Line 1, which was run over Cerro Cinchado crossing in the vicinity of the drill holes, subsequently identified the position of the displaced target as a significant IP anomaly situated beneath the diorite sill and 200 to 400 meters west of the drill platform locations.  The character of the IP anomaly in profile (+35 milliradianes chargeability/<10 ohm meters resistivity) indicates a steeply oriented, sulfide-mineralized body with great depth extent, and perhaps a width of 100 to over 200 meters.   The 1,200-meter lateral extent of the surface alteration features suggests the target might have a significant strike length dimension.  Testing this IP target will be a high priority for the exploration drilling campaign.

Titan 24 DC-IP & MT Geophysical Survey – The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up with potential for sulphide and gold mineralization from near surface to >500m depth. The remaining 28 anomalies are second priority targets that represent small area anomalies, generally with weak to moderate responses near surface.

Approximately 14 of the 47 anomalies coincide with known areas of mineralization determined by surface workings, surface sampling or drilling, including 7 first priority anomalous zones and 7 second priority targets. The known target areas which have coincident anomalies are: (Cinchado, Cinchado East, Nora North – L100N), (Nora Central, Lora Southeast - L200N), (Milagro Pampa - L300N) and (Milagro Mine - L400N).  The additional 12 first priority zones and numerous second priority targets, represent new shallow and/or deep target areas worthy of exploration by mapping, sampling and drilling, and will be systematically followed up as they are evaluated and prioritized.

Milagro Gold Project at Los Zorros – Early in 2011, two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 drill program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters as previously reported in 2005).

The first hole DDH-MM-10-01 was sited 140 meters east of DDH-ML-04-01 and aimed inclined westward with the intention of making a relatively shallow intercept of the gold-mineralized mantos layer and underlying altered volcanic debris-flow breccia which too was found to be highly anomalous in gold averaging 0.167 g/t over 71 meters (from 31.7 to 102.7 meters).  The target interval was found, in the vicinity of the new drill site, to be displaced by a steeply westward dipping normal fault intersected between depths of 37 to 53 meters.  As a result, the hole penetrated through the fault gap and beneath the target interval intended to be drill tested.  However, the footwall (54 – 60 meters) to the fault zone was a strongly pyritized/silicified volcaniclastic debris flow breccia with high anomalous gold content (averaging 0.364 g/t).  Strongly altered quartz-sericite-pyrite altered volcaniclastic sediments and interlayered debris flow breccia intervals continued to a depth of 369 meters where the hole was stopped after penetrating well into weakly altered porphyritic diorite sill (354 – 369 meters).  This entire long interval (53 to 369 meters) continuously contains elevated detectible gold values (>0.010 to <0.100 g/t) with numerous subintervals of anomalous gold (0.108 to 0.807 g/t).  One interval (268.0 to 270.0 meters) comprised of strong pyritization and silicification associated with a narrow fault zone contains 11.8 g/t gold.

The second drill hole (DDH-MM-10-02) was sited 900 meters east-southeast of DDH-ML-04-01.  This long step-out and location were chosen to test again the projected southeastward down-dip continuation of the gold-mineralized mantos layer and within a structural block that is largely intact without significant fault disruptions.  This hole was aimed inclined northwestward and, below an altered mafic sill, entered into a thick interval (from 228 to 517 meters) of prospective-looking, quartz-sericite-pyrite altered volcaniclastic debris-flow breccia units.  Geochemical analyses show that the interval from 261.5 to 373.0 meters continuously contains elevated detectible (<0.010 to <0.100 g/t) amounts of gold.  Within this interval, three prominent intervals of significantly anomalous gold (>0.100 to 2.14 g/t) were intersected: 261.5 to 278.0 meters, 313.0 to 332.0 meters, and 350.0 to 373.0 meters.  The hole was stopped at a depth of 517.0 meters within a silicified/pyritized carbonaceous black shale sedimentary unit where subsequent assaying shows low-level anomalous gold values (0.105 to 0.151 g/t) begin to reappear.

The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.  Titan-24 Line 4, which runs through the Milagro project area and in close vicinity to the drill holes, shows that DDH-MM-10-02 was drilling down into, but not through, a very strong IP chargeability anomaly; and over top of, thus missing, a strong resistivity anomaly.  The latter resistivity anomaly outlines a target highly prospective for a gold-mineralized, silicified body positioned along the range front.  This resistivity anomaly was also observed on Titan-24 Line 3, so, is known to extend for at least 700 meters from the Milagro project area northward across the east part of the Milagro Pampa project area (open-ended to the north and south).

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity situated at relatively shallow depth was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).  In light of the geologic environment of favorable sedimentary host rocks and widespread, low-level to anomalous gold, this IP anomaly represents another exciting drill target for the Milagro project.

Milagro Pampa Project at Los Zorros – Late in 2010, one exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.

Titan-24 Line 3, which crosses through the area of the drill hole, indeed shows that a sizeable and very strong IP chargeability anomaly (to +40 milliradianes) lies centered 400 meters to the east.  On the profile, hole DDH-MP-10-01 can be seen to be located at the very west edge of the large IP anomaly.  The target at Milagro Pampa is a high-grade, gold-bearing; copper-sulfide mineralized sheeted veins system perhaps of substantial size.

Below are summaries/histories of other important exploration project areas within the Los Zorros property that we identified during our first phase of exploration in 2004 and 2005 and that we will be further exploring:

NORA Project at Los Zorros, High-Grade Gold Target – Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  Exploration work we carried out at Nora during 2004 included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes, and during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).

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

Late in 2010 and into 2011, access roads and multiple drill pads were prepared along a 600-meter strike length in the Nora project area, and drilling is planned to begin soon in 2011.  Six new bulldozer trenches have been completed and sampled in other parts of the Nora Project to help extend the target zones further northward.  An additional new barite-jasperoid in-filled fault zone in the eastern part of the project area is in the early stages of evaluation.

West Florida area at Los Zorros – West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora area at Los Zorros – The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching during our phase-one exploration exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

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

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization which may be advantageously positioned at shallow depths and for proto-ore zones of combined high copper/gold grade with significant width.

Colorina area at Los Zorros – Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in the Colorina area is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

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

Virgen del Carmen area at Los Zorros – The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora area at Los Zorros – The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding.  The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

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

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 65 exploitation mining concessions that cover an area of approximately 7,782 hectares that comprise the Los Zorros property in Chile.  Following is a list of the Los Zorros property concession names with their respective ROL #:

FOXES 1 AL 8  #03201-8071-6; FOXES II 1 AL 2  #03201-8849-0; SELOMY 1 AL 30  #03201-9111-4; PLACER 20 1 AL 30  #03201-7005-2; PLACER 21 1 AL 30  #03201-7006-0; EL ZORRO VI 1 AL 30  #03201-7294-2; EL ZORRO VII 1 AL 30  #03201-7292-6; EL ZORRO VIII 1 AL 10  #03201-7295-0; EL ZORRO IX 1 AL 20  #03201-7293-4; EL ZORRO X 1 AL 30  #03201-7308-6; EL ZORRO XI 1 AL 30  #03201-7309-4;  EL ZORRO XII 1 AL 26  #03201-7310-8; EL ZORRO XIII 1 AL 29  #03201-7311-6; EL ZORRO XIV 1 AL 19  #03201-7312-4; EL ZORRO XV 1 AL 15  #03201-7313-2; NORITA 1-36  #03201-9564-0; LA CURIOSA 1-51  #03201-9563-2; EL ZORRO 16 B 1 AL 17  #03201-7666-2; EL ZORRO 17 1 AL 30  #03201-7667-0; EL ZORRO 18 1 AL 20  #03201-7668-9; EL ZORRO 19 1 AL 30  #03201-7669-7; EL ZORRO 20 1 AL 30  #03201-7670-0; EL ZORRO 21 1 AL 20  #03201-7671-9; EL ZORRO 1 AL 2  #03201-7664-6; THE FOXES ONE 1 AL 40  #03201-7185-7; THE FOXES TWO 1 AL 40  #03201-7186-5; THE FOXES THREE 1 AL 30  #03201-7187-3; THE FOXES FOUR 1 AL 20  #03201-7188-1; EL ZORRO V 1 AL 9  #03201-7483-K; PIERNAS LARGAS 1 AL 16  #03201-7482-1; POLO 1  #03201-7484-8; POLO 2  #03201-7485-6; POLO 3  #03201-7486-4; POLO 4  #03201-7487-2; POLO 5  #03201-7488-0; EL ZORRO 22 1 AL 17  #03201-7606-9; EL ZORRO 23 1 AL 19  #03201-7607-7; BARBAS 1-7  #03201-3085-9; BARBAS 21-37  #03201-3086-7; BARBAS 41-68  #03201-3087-5; BARBAS 61-74  #03201-3088-3; BARBAS 81-100  #03201-3089-1; BARBAS 101-103  #03201-3090-5; CANDY 1 1-14  #03201-5547-9; COSTA PINTO(1/15) 1-4 Y 6-12  #03201-7094-K; ELISA 1 AL 4  #03201-0183-2; FLOR MARIA 1-74  #03201-2550-2; GOLD MINING I 1  #03201-6533-4; GRINGO 1-29  #03201-3941-4; GRINGO 31-60  #03201-3942-2; KARINA LXVIII 3-11  #03201-5553-3; LA COLORINA 1-15  #03201-2233-3; LA SOCIALISTA 1-20  #03201-3022-0; LA SOCIALISTA 11  #03201-1012-2; LAS VIZCACHAS 1-9  #03201-2483-2; LEONEOR 1-3  #03201-2489-1; MILAGRO 1-20  03201-2416-1; NORA I  #03201-0527-7; NORA II  #03201-2166-3; NORA TERCERA  #03201-2643-6; POLO 1  #03201-6687-K; POLO 2  #03201-6688-8; PLACER 22 1-20  #03201-6957-7; SAN PEDRO 1-5  #03201-1246-K; SANTA ROSA 1-20  #03201-2490-5.

The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,049 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

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

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

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

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March and April of 2009, which have not been paid: As disclosed in Note 3 of the financial statements, the Company has not made an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a 2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option.  Also, the Company has not made an option payment of US$150,000 that was due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  We determined that, regardless of our legal position under the Minera Porvenir Option, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, expenditures on these option payments were not justified at this time.   At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  During 2009, the Company also decided not to make an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company could acquire an interest in a 21-hectare portion of the INCA project, and subsequently, the owner delivered the Company written notice terminating the “Parra Option”.

As a result of non-payment of the Minera Porvenir Option payment and the Rojas Option payment, the Company may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

The INCA property consists of concessions covering approximately 3,488 hectares.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the financial statements, the Company has not made the final option payments on these options.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions - Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

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

The Company plans to conduct additional meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to 35 exploitation mining concessions that cover an area of approximately 3,488 hectares.  Following is a list of the INCA property concession names with their respective ROL #:

BLANCA O CONSUELO #03102-0525-3; CONCEPCION 1-6  #03102-0897-3; JUSTA 1  #03102-0581-8; PROVIDENCIA 1-9  #03102-1054-4; VIZCACHA 1-2  #03102-2609-2; VIZCACHA 1  #03102-2300-K; IRLANDA I 1/ 3  #03102-3047-2; IRLANDA II 1/ 2  #03102-3048-0; IRLANDA IX 1-3  #03102-3112-6; IRLANDA IV 1/4  #03102-3050-2; IRLANDA V 1  #03102-3051-0; IRLANDA VI 1   #03102-3052-9; IRLANDA VII 1  #03102-3053-7; IRLANDA VIII 1  #03102-3054-5; IRLANDA XI 1 AL 9  #03102-3056-1; IRLANDA XII 1 AL 20  #03102-3057-K; IRLANDA X 1 AL 4  #03102-3055-3; MONTANA TRES 1 AL 30  #03102-3419-2; MONTANA CUATRO 1 AL 30  #03102-3420-6; MONTANA VII 1 AL 30  #03102-7802-5; LINDA I 1 AL 50  #03102-3044-8; LINDA II 1  # 03102-3045-6; LINDA III 1 AL 3  #03102-3046-4; MONTANA UNO 1 AL 30  #03102-3417-6; MONTANA DOS 1 AL 30  #03102-3418-4;  MONTANA CINCO 1 AL 30  #03102-3392-7; MONTANA 15 1 AL 10  #03102-3439-7;  MONTANA 16 1 AL 10  #03102-3440-0;  MONTANA 18 1 AL 10   #03102-3442-7; MONTANA 19 1 AL 30  #03102-3551-2; MONTANA 21 1 AL 30  #03102-3444-3;  MONTANA II 1 AL 30  #03102-7797-5; MONTANA VI 1 AL 30  #03102-7801-7; MONTANA VIII 1 AL 30  #03102-7803-3; MONTANA IX 1 AL 30  #03102-7804-1.

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

The Company also has the option to acquire an additional 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid) (See Note 3 of the financial statements).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 paid).  A final option payment was due April 30, 2009 - US$150,000 (has not been paid) (See Note 3 of the financial statements).  No NSR is payable on these concessions.

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

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 817 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile – The Chimberos Property is a gold-silver prospect located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway.  We recognized the potential of this old mining district a number of years ago and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this prospective, but little-explored Chimberos district.

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

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 28 exploitation mining concessions that cover an area of approximately 1,672 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.  Following is a list of the Chimberos Property concession names with their respective ROL #:

TRES PUNTAS I 1 AL 38  #03201-7314-0; TRES PUNTAS II 1 AL 20  #03201-7315-9; TRES PUNTAS III 1 AL 20  #03201-7316-7; TRES PUNTAS IV 1 AL 20  #03201-7317-5; TRES PUNTAS V 1 AL 20  #03201-7318-3; TRES PUNTAS VI 1 AL 4  #03201-7319-1; TRES PUNTAS VII  #03201-7320-5; TRES PUNTAS XIII 1 AL 30  #03201-7323-K; TRES PUNTAS XIV 1 AL 53  #03201-7324-8; PUNTITA 1, 1 AL 4  #03201-; PUNTITA 2, 1  #03201-; PUNTITA 5, 1  #03201-; PUNTITA 6, 1  #03201-; PUNTITA 7, 1  #03201-; PUNTITA 8, 1  #03201-; PUNTITA 9, 1  #03201-; PUNTITA 10, 1 AL 5  #03201-; PUNTITA 11, 1  #03201-; BUENA ESPERANZA  #03201-0128-K; COLORADA 1-4  #03201-0981-7; DOS AMIGOS 1 AL 5  #03201-2242-2; GLORIA 1-2  #03201-1341-5; HILDA 2 AL 6  #03201-1765-8; INDEPENDENCIA 1-2  #03201-1157-9; PEHUENCHA  #03201-0065-8; RECOVECO 1 AL 10  #03201-1330-K; SALVADORA  #03201-1838-7; ZIG-ZAG  #03201-0195-6.

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

BOLIVIAN PROPERTIES

Cautionary Note:  Over the past several years events in Bolivia have led to a number of special risks affecting mineral exploration and the holding of mineral concessions in Bolivia, the extent and affect of which have not been fully determined, but which may have serious adverse effects on the value of our Bolivian properties and the on the viability of our Bolivian mineral projects.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.  Since the El Desierto property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

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

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

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

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX expended more than one million dollars exploring the Eskapa property since 1995.  Since the Eskapa property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

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

 The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and built drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

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

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.  The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature. Our Bolivian properties are subject to a number of special risks.  See “Item 3 Key Information – Risk Factors – Bolivian Interests”.

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

4.C. Organizational Structure.

See “History and Development of the Company” for subsidiaries and organizational chart.

4.D. Property, Plants and Equipment.

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

Item 4.A. Unresolved Staff Comments.

Not applicable

Item 5. Operating And Financial Review And Prospects

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2010, compared to the fiscal years ended December 31, 2009 and December 31, 2008.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2010 and the related notes included in Item 17 of this report.  In order to synchronize the different year ends, the consolidated financial statements for fiscal year 2010 include the accounts of the Bolivian subsidiaries for a 12–month period that includes their second, third and fourth quarters from January 1, 2010 to September 30, 2010 and the first quarter of their 2011 fiscal year from October 1, 2010 to December 31, 2010.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk Factors”.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian GAAP, which differ in significant respects from U.S. GAAP.  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2010.

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

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

Significant factors affecting our operations over the past several years have been the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals.  However, during 2010, lingering effects of the financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, the decline of the US dollar as a reserve currency and a growing sovereign debt crisis - contributed to spectacular increases in the price of gold and silver and a corresponding improvement in the market for securities of precious metal exploration companies.  These trends improved our ability to raise capital during 2010 at higher prices, on more favourable terms, and in greater amounts than in previous years.  We believe this trend is likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

During the year ended December 31, 2010, the Company granted stock options to employees and consultants on a total of 540,000 shares at $0.35 per share with a fair value on the grant dates of $126,535.  A $76,530 portion of this stock-based compensation expense was expensed in the statement of operations in the category “Salaries, Benefits and Stock-Based Compensation” and $50,005 was expensed in the category “Consulting”.

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

5.A. Operating Results

Overview Of Results For The 2010 Fiscal Year Ended December 31, 2010 - The following section contains a summary of our operating results for the year ended December 31, 2010, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  The principal external factors in 2010 resulted from the lingering effects of the severe global financial crisis which took place in the two preceding years, and various government responses to it.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009. While 2010 saw significant economic improvement in certain parts of the world, particularly in developing countries, the effects of the financial crisis continued in many places - particularly the United States and Euro-zone countries, which have continue to suffer from slow growth and high levels of unemployment.  Further, likely due in part to high levels of government fiscal stimulus and other responses to the financial crisis, a new range of issues began to emerge in 2010, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These factors in turn resulted in international bailouts of Greece and Ireland, and growing concern over the fiscal stability of Spain and Portugal.  In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, repeated "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency, and serious concern over economic retrenchment.  At the same time, likely in response to global economic conditions, the price of gold soared during 2010 from a low of $1,058 in February, 2010 to over $1,400 in December 2010, climbing even further to a record price of over $1,500 in April of this year.  Silver had an even more spectacular climb from a low of $15.14 in February 2010 to over $30 in December, reaching over $46 by April.  Further, the market for the shares of junior precious metal explorers also improved significantly, offering greater access to capital to fund exploration of our gold and silver projects in Chile.

During fiscal 2010 we focused our exploration activities principally on four individual projects situated within our Los Zorros gold property holdings in Chile.  The work included bulldozer trenching, sampling, assaying and construction of roads and drill pads at the Milagro, Nora, Cinchado and Milagro Pampa Projects in preparation for drilling programs to test these four projects for multiple precious metal deposits.  By the end of the third quarter we commenced exploration core drilling which continued through the fourth quarter of 2010 and into the first quarter of 2011.  Quarterly summaries are as follows:

During the first quarter ended March 31, 2010 we continued exploration work in the Nora, Cinchado and Milagro Project areas of our Los Zorros gold property in preparation for a drill program to test these various project areas for multiple large gold targets.   We also made an advance royalty payment (US$100,000) related to the “Hochschild Purchase” by which we acquired concessions that are part of our Los Zorros Property in Chile.  During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  As a result of the Company’s activities during the three months ended March 31, 2010, exploration/mineral interests costs totaled $328,197 at March 31, 2010 as compared to $594,469 for the first quarter ended March 31, 2009.  During the second quarter ended June 30, 2010 we continued exploration work on the Nora, Cinchado, Milagro and Milagro Pampa Projects at our Los Zorros gold property in preparation for a drill program to test these various project areas for multiple large gold targets.  During the second quarter ended June 30, 2010, the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  As a result of the Company’s activities during the three months ended June 30, 2010, exploration/mineral interests costs for the second quarter totaled $194,281 as compared to $243,404 for the second quarter ended June 30, 2009.

During the third quarter ended September 30, 2010 we continued exploration work at four individual projects situated within our Los Zorros gold property holdings in Chile.  Work was focused on constructing roads and drill pads at the Milagro, Nora, Cinchado and Milagro Pampa Projects in preparation for drilling programs to test these projects for multiple precious metal deposits.  By the end of the third quarter we had commenced exploration core drilling at Cinchado that is only one of the numerous project areas in the Los Zorros district.  Our exploration/mineral interests costs for the third quarter totaled $286,519 for the three months ended September 30, 2010, as compared to $239,275 for the third quarter ended September 30, 2009.

During the third quarter of 2010, the Company received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  Also, during the third quarter, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200.  During the fourth quarter ended December 31, 2010 we were core drilling at the Cinchado Project and Milagro Pampa Project situated within our Los Zorros property holdings.  Our exploration/mineral interests costs for the fourth quarter totaled $714,914 for the three months ended December 31, 2010, as compared to $215,313 for the fourth quarter ended December 31, 2009.  During the fourth quarter 2010 the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for gross proceeds of $8,791,860. During the fourth third quarter, the Company also received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

As a result of our activities throughout 2010 our exploration/mineral interests costs totaled $1,523,911 for the fiscal year ended December 31, 2010 compared to $1,292,461 for the year ended December 31, 2009.  During fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as compared to 2009 when we raised $2,586,050 through two private placements at $0.10 per unit and at $0.20 per unit and the exercise of warrants.

Los Zorros Property, Chile  – Our Los Zorros property holding consists of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

•

the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

•

the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

•

the property is also the locus of younger porphyry intrusions.

•

clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

•

the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district of historic small mining activity.  See Item 4. Information On the Company - Description of Property - "Los Zorros Property" for more details concerning the Los Zorros Property.

Subsequent to the year ended December 31, 2010 we continued drilling at projects situated within our Los Zorros property holdings and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  Data from the Titan 24 survey will be correlated with data from earlier exploration and current drilling to help guide ongoing exploration throughout the extensive Los Zorros gold district.

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an affect on our overall performance.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.

These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  During that time, we were able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  While many parts of the world - particularly developing countries - had largely recovered from the financial crisis by 2010, many countries - particularly the US and Euro-zone countries - were still experiencing slow growth, high unemployment and other factors.  In addition, due in part to excess government funded stimulus measures, institutional bailouts, and expansionist monetary policies effected in response to the financial crisis, the many countries were left with extraordinarily high levels of government debt, weakened currencies and, in the Euro-zone, a growing sovereign debt crisis.  In the US, expansionist monetary policies have resulted in a weakening of the US dollar as a reserve currency and inflationary concerns.  These and other factors have led to a price resurgence for many commodities, particularly gold and sliver, which are trading at successively new historic highs, and appear to be showing further strength. Along with this, the market for the shares of junior precious metal explorers has also significantly improved, offering us greatly improved access to capital to fund our gold and silver exploration projects.

We believe these economic trends are likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.

These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.

Upon completing a major private placement of 17,583,720 units at $0.50 per unit during the fourth quarter of 2010, SAMEX President, Jeff Dahl said; “We’re pleased to raise this substantial funding which will allow us to not only expand, but accelerate our exploration efforts in general and in particular, at our projects within the Los Zorros district where we have just commenced drilling.  Mineral exploration is a challenging endeavor and having adequate capital is a strategic advantage.  We have the utmost respect and appreciation for our many supportive shareholders and in consideration have arranged this funding above market prices.  We also believe that the decade long bull market in precious metals may be entering an accelerating up-phase which should encourage the markets to more fully recognize the value and opportunity that exploration companies represent.”

Gold and Silver Holdings - During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010

INCA Property, Chile - Option Payments Not Made On Minera Porvenir Option and Rojas Option - Back in fiscal 2009, we made some important decisions concerning the INCA Property.  From the results of the Phase I exploration that we conducted at INCA from 2006 to 2008, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not identify the presence of the wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large-scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so.  Further, certain portions of the INCA property were covered by option agreements for which payments came due in March and April of 2009. Under the “Minera Porvenir Option”, which covers a 2,138-hectare portion of the INCA project, a final payment of US$1,000,000 (which would entitle us to 100% of the Property) was due March 31, 2009, less an amount required to resolve certain title issues on a 85-hectare portion of the property (which remains unresolved).  Under the “Rojas Option” which covers a 20-hectare portion of the INCA project, a final payment of US$150,000 was due April 30, 2009.  As disclosed in Note 3 of the consolidated financial statements, the Company has not made these payments.  In the case of the Porvenir Option, we considered, among other things, the fact that the optionor had not resolved title issues with respect to a portion of the property covered by the option and therefore was not able to deliver title to the entire optioned property, or for us to determine the appropriate adjustment to the final option price.  We also determined, for this and the other option, that, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, payment of these option payments was not economically justified at the time.  These two option agreements provide that the owner may terminate the option on default by giving 30 days written notice.  At the date of this report, we have not received written notice of default under the Minera Porvenir Option and the Rojas Option.  We are of the view that the optionor cannot at this time give valid notice of termination under the Minera Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reason, notice of termination is given for these properties, which is held to be valid, we may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

Our landholdings at the INCA project consist of approximately 3,488 hectares of prospective and strategic concessions including the Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option”.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the consolidated financial statements, the Company has not made the final option payments on these options.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, the Codelco/PanAust joint venture is conducting a feasibility study on their Inca de Oro copper-gold ore body, which could serve to further enhance the value of our INCA property.

Bolivia - Bolivian Properties Remain In “Care And Maintenance” Status – Back in 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  For several years, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

Plans and Projections – SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Summary for fiscal 2010 - As a result of the activities on our mineral exploration properties throughout 2010, our expenditures on mineral interests and exploration costs for the fiscal year totaled $1,523,911 at December 31, 2010 as compared to $1,292,461 for the 2009 fiscal year ended December 31, 2009.  A $208,939 portion of the mineral interests and exploration costs for 2010 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $1,314,972 comprises the “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $10,299,789 at December 31, 2010 as compared to $9,021,953 at December 31, 2009.  Certain costs related to mineral interests were written off December 31, 2010 on the Espejismo Property ($4,016), the Miscellaneous Properties-Chile ($2,547), El Desierto ($1,282) and the Eskapa Property ($29,291) since no current exploration is being conducted on these properties. These mineral interests were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2010 was $4,870,337 compared to $1,020,863 at December 31, 2009 and the  Company's "Gold and Silver Holdings" had a market value of $4,107,333 at December 31, 2010 as compared to a $757 market value at December 31, 2009.  The Company's assets were $19,366,455 at December 31, 2010 compared to $10,154,038 at December 31, 2009.  At December 31, 2010, we were debt-free, apart from accounts payable and accrued liabilities of $91,890 compared to $73,718 at December 31, 2009.

The following comments relate to certain categories in the consolidated financial statements to December 31, 2010:

Consolidated Balance Sheet

“Gold and Silver Bullion” - During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase $1,799,925 worth of silver bullion and $2,200,000 worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion" holdings of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010 (the unrealized gain on the gold and silver holdings at December 31, 2010 is $108,812 – see “Unrealized Financial Instrument Gain” in Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income and also see comment below concerning “Accumulated Other Comprehensive Income”) (also see Note 2 c. to the Financial Statements – “Financial Instruments” …“Gold and silver bullion, which are measured at fair value, are classified as available-for-sale financial assets”…).

“Contributed Surplus” – The contributed surplus includes a stock-based compensation expense of $26,815 in relation to a stock option granted during the first quarter of 2010 on 110,000 shares at $0.35 per share to a consultant and also includes a stock-based compensation expense of $99,720 in relation to stock options granted on 430,000 shares at $0.35 per share to three employees and a consultant during the third quarter of 2010 (see Note 6.c (ii) “Stock Options” and Note 6.d “Contributed Surplus” to the consolidated financial statements).

“Accumulated Other Comprehensive Income” - $109,275 includes an unrealized gain of $108,812 at December 31, 2010 on the Company's gold and silver holdings (see comment concerning "Gold and Silver Bullion" holdings above and see “Unrealized Financial Instrument Gain” in Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income).

Consolidated Statements of Operations and Deficit

“Consulting” – includes $50,005 of stock-based compensation expense comprised of $26,815 in relation to a stock option granted to a consultant during the first quarter of 2010 on 110,000 shares at $0.35 per share and $23,190 in relation to a stock option granted to a consultant during the third quarter on 100,000 shares at $0.35 per share (also see Note 6.c (ii) to the Consolidated Financial Statements).

“Finance Fees” - $269,415 at December 31, 2009 - The extension of warrant terms during the 2009 fiscal year resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to mineral interests and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.  Included is a miscellaneous cost of US$5,487 to subscribe for Buyins.net research and reports concerning short-selling of SMXMF.

“Salaries, Benefits and Stock-Based Compensation” – The amount at December 31, 2010 includes a stock-based compensation expense of $76,530 in relation to stock options granted during fiscal 2010 (see Note 6.c (ii) “Stock Options” to the Consolidated Financial Statements).  The larger comparative amount of $734,820 at December 31, 2009 includes stock-based compensation expenses of $362,834 related to stock options granted during 2009. These stock-based compensation expenses were determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

“Gain On Sale Of Assets” – $(39,444) at December 31, 2009 - During the first quarter of 2009, the Company sold 2,000 grams of its gold holdings for proceeds of $75,224 resulting in a $39,444 “gain on sale of assets”.

"Mineral Interests Written Off" - $2,730,429 at December 31, 2009 includes the following write-off: Due to the possibility of relinquishing certain portions of the INCA property, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Mineral Interests Note 3 iii. "INCA Property" to the Consolidated Financial Statements).

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries and expenses for geologists, support staff and geologic consultants doing work related to the respective mineral properties.

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

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources 2010 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2010.  We realized a net loss of $1,200,162 for the fiscal year ended December 31, 2010 or $0.01 per share compared to a net loss of $4,282,770 for the fiscal year ended December 31, 2009 or $0.05 per share. The net loss for the year ended December 31, 2010 includes stock-based compensation expenses totaling $126,535 in relation to the grant of options to consultants and employees during the 2010 fiscal year (see Note 6.c (ii) to the Consolidated Financial Statements).  The unusually large net loss for fiscal 2009 included the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements).  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including several project areas at Los Zorros. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Financing 2008 to 2010 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital, however, we were able to raise additional capital during 2009 in private placements, but only at significantly lower prices, with less favourable terms, with smaller amount of proceeds and significantly higher dilution than our private placements completed in the previous several years.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  During the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

2010 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows:

During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.  Subsequent to the fiscal year ended December 31, 2010, by May 31, 2011 we received additional proceeds of $4,575,500 from the exercise of warrants.

Use Of Proceeds 2008 to 2010 - During fiscal 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.

This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009, and $215,313 for the fourth quarter ended December 31, 2009.

In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital.   This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $328,197 for the first quarter ended March 31, 2010; $194,281 for the second quarter ended June 30, 2010; $286,519 for the third quarter ended September 30, 2010; and $714,914 for the fourth quarter ended December 31, 2010 for a total of $1,523,911 exploration/mineral interests costs for the 2010 fiscal year.  During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital.  We are in the process of using these proceeds during 2011.

Anticipated Capital Requirements - Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Tabular Disclosure of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Tabular disclosure of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Tabular Disclosure of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2011 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Optional Payment	US$1,000,000	US$1,000,000
Rojas Option (2) Optional Payment	US$150,000	US$150,000
Hochschild Purchase (3) Advance Royalty	US$100,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Lon-term Debt Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)

(1) This is an option payment pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” – “INCA Project” for details).

(2) This is an option payment pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” – “INCA Project” for details).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (which has been paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” – “Los Zorros Property” for details).

5.C. Research and Development, patents and licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D. Trend Information

We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

 Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  During that time, we were able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  While many parts of the world - particularly developing countries - had largely recovered from the financial crisis by 2010, many countries - particularly the US and Euro-zone countries - were still experiencing slow growth, high unemployment and other factors.  In addition, due in part to excess government funded stimulus measures, institutional bailouts, and expansionist monetary policies effected in response to the financial crisis, the many countries were left with extraordinarily high levels of government debt, weakened currencies and, in the Euro-zone, a growing sovereign debt crisis.  In the US, expansionist monetary policies have resulted in a weakening of the US dollar as a reserve currency and inflationary concerns.  These and other factors have led to a price resurgence for many commodities, particularly gold and sliver, which are trading at successively new historic highs, and appear to be showing further strength. Along with this, the market for the shares of junior precious metal explorers has also significantly improved, offering us greatly improved access to capital to fund our gold and silver exploration projects.  We believe these economic trends are likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.E. Off Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  – Our working capital, excess cash, and gold and silver bullion holdings are redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Employees, Salaries, Payments to Related Parties – During 2010 we had from 18 to 23 employees, the majority of which were involved in activity related to our mineral properties in Chile.  By comparison, we had from 18 to 21 employees during 2009.  Employees who are also directors or officers of the Company were paid a total of $466,691 during the year ended December 31, 2010, a $137,791 portion of which was capitalized to mineral interests (2009 - $434,000, of which $130,400 was capitalized).  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $28,387 for legal services during the fiscal year ended December 31, 2010.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. Larry McLean and Allen Leschert have been directors of the Company since 1995 and Malcolm Fraser was appointed to the Board on January 6, 2011, and all three have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of independent directors of the Company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Item 6. Directors, Senior Management And Employees

6.A. Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, and their positions and offices after our annual general meeting on June 7, 2011.  All our directors are residents of Canada, with the exception of Robert Kell, a resident of the United States and Chile.  None of our directors serve as directors for other public issuers.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 49 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 70 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 60 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Allen D. Leschert, 54 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 61 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Malcolm B. Fraser, 73 Gibsons, British Columbia Director	Management Consultant for various public and private natural resource companies	N/A	January 6, 2011
Brenda McLean, 59 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

6.B. Compensation.

During the year ended December 31, 2010, employees who are also directors or officers of the Company were paid a total of $466,691 including $160,875 to Jeffrey Dahl, our President and Chief Executive Officer, $137,791 to Robert Kell, our Vice President-Exploration, and $103,675 to Larry McLean our Vice President–Operations and Chief Financial Officer.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $28,387 for legal services during the fiscal year ended December 31, 2010.

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

At our Annual General Meetings held on May 29, 2008, May 26, 2009, May 26, 2010, and June 7, 2011 the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan.  Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

Subsequent to the 2010 fiscal year, during the first quarter of fiscal 2011 the Company granted a stock option to a new director on a total of 200,000 shares at $0.70 per share, and during the second quarter of 2011 the Company granted options on 525,000 shares at $1.50 per share to consultants and employees of the Company, and options to directors and officers of the Company on 1,900,000 shares at a price of $1.50 per share.

During the fiscal year ended December 31, 2010 the Company granted stock options to employees and consultants on a total of 540,000 shares at $0.35 per share with a fair value on the grant dates of $126,535 based on the Black-Scholes option-pricing model.  A $76,530 portion of this stock-based compensation expense was expensed in the statement of operations in the category “Salaries, Benefits and Stock-Based Compensation” and $50,005 was expensed in the category “Consulting”.  No stock options were exercised during 2010.

During the 2009 fiscal year ended December 31, 2009, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475 based on the Black-Scholes option-pricing model.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property.  No options were exercised during the 2009 fiscal year.

During the 2008 fiscal year ended December 31, 2008, stock options were granted under the Company’s Stock Option Plan as follows: in the second quarter of 2008 the Company granted stock options to a geologic consultant working on the INCA project, on 150,000 shares at a price of $0.65 per share with a fair value of $55,745 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  During the third quarter of 2008 the Company granted a consultant a stock option on 60,000 shares at a price of $0.50 per share with a fair value of $5,873 based on the Black-Scholes option-pricing model.  This stock-based compensation expense of $5,873 was included in the category, “Consulting” in the Statements of Operations and Deficit.  This grant was to a Chilean consultant contracted to assist in brokering a potential joint venture/investment for the INCA project.

At May 31, 2011 options were outstanding to acquire 11,555,000 shares as shown in the table below.  They consist of options to purchase an aggregate of 9,470,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 2,085,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm Fraser	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	20,000 50,000 30,000 25,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010 May 2, 2011	60,000 60,000 30,000 110,000 200,000	$0.70 $0.20 $0.20 $0.35 $1.50	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015 May 2, 2021

6.C. Board Practices.

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

Our Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee functions under a Charter adopted by the Board of Directors.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The Audit Committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.  The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Our Compensation Committee is composed of independent directors of the Company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.  The Compensation Committee was established during fiscal year 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.  The Compensation Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

6.D. Employees.

We had from 18 to 23 employees during 2010 with 21 employees at the year-end of December 31, 2010.  At May 31, 2011, we had 21 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2010 were involved in activities related to our mineral exploration properties in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2010	Exploration	-	16	-	16
	Administrative/Office	4	1	-	5
	Total:	4	17	-	21
December 31, 2009	Exploration	1	12	-	13
	Administrative/Office	4	1	-	5
	Total:	5	13	-	18
December 31, 2008	Exploration	1	16	-	17
	Administrative/Office	4	1	-	5
	Total:	5	17	-	22

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 31, 2011.  There were 126,208,719 common shares issued and outstanding as of May 31, 2011.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 31/11	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	1,030,000.82%		350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter J. Dahl Chairman/Director	826,600.65%		350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert E. Kell Vice President Exploration / Director	545,000.43%		350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	511,525.41%		350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen D. Leschert Director	331,812.27%		350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm B. Fraser Director	-	-	200,000 225,000	$0.70 $1.50	January 6, 2021 May 2, 2021
Brenda McLean Corporate Secretary	303,975.24%		175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021

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

Item 7. Major Shareholders And Related Party Transactions

7.A. Major Shareholders.

As at May 31, 2011, 126,208,719 common shares of the Company were issued and outstanding.  At that date, we had 153 shareholders of record with addresses in the United States holding an aggregate of 41,614,444 common shares representing 32.97 % of our common shares.  A further 38,627,754 shares are beneficially held by seven shareholders known by management to be U.S. residents, with shares representing an additional 30.61% of our common shares. To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares at May 31, 2011 except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
SASAN SADEGHPOUR, Suite 1107 – 2001 Kirby Drive, Houston, Texas 77019	29,484,368(1)	23.4%
CDS & CO, NCI Account, 25 The Esplanade PO Box 1038, Station A, Toronto, ON, M5W 1G5	36,114,581(2)	29.53%
CEDE & CO, PO Box 20, Bowling Green Stn, New York, NY 10274, United States	38,332,525(2)	31.35%

(1) 11,887,668 shares are held directly and 17,596,700 shares are held by Sasco Partners, LP, which is indirectly controlled by Sasan Sadeghpour.  A further 11,025,834 share purchase warrrants are held by Mr. Sadeghpour which, if exercised would increase his direct and indirect holdings to 40,510,202 shares representing 29.5% of the shares of the Company then outstanding.

(2) This holder acts as a depository for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares, other than 17,596,700 of such shares beneficially held by Sasco Partners, LP.

The above information was supplied by the Company’s transfer agent, Computershare Investor Services.  All of our common shares have identical voting rights.

7.B. Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the three fiscal years ended December 31, 2010 and the subsequent period to May 31, 2011, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Peter Dahl Director and Chairman	Sep 4, 2009 May 2, 2011	400,000 225,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Robert Kell Director, Vice President - Exploration	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Larry McLean Director, Vice President – Operations, CFO	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Allen Leschert Director	Sep 4, 2009 May 2, 2011	400,000 225,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Malcolm B. Fraser Director	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean Corporate Secretary	Sep 4, 2009 May 2, 2011	250,000 100,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Patricio Kyllmann Former Director	Sep 4, 2009	100,000	$0.20	Sep 4, 2019

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds
Patricio Kyllmann Former Director	May 2, 2011	100,000	$0.20	$20,000

Extension Of Warrant Terms – In January 2009, the Company extended the term of warrants exercisable for the purchase of 1,744,000 shares at a price of $0.78 per share.  The warrants were originally issued with a three year term expiring February 13, 2009, but the term of the warrant was extended for a period of two years until expiry on February 13, 2011.  Warrants for the purchase of 190,000 of the shares were held by related parties.  In January 2009, the Company also extended the term of warrants exercisable for the purchase of 2,871,250 shares at a price of $1.00 per share.  The warrants were originally issued with a two year term expiring March 16, 2009, but the term of the warrant was extended for a period of two years until expiry on March 16, 2011.  The expiry date of these warrants was extended again in the first quarter of 2011 when the term of these 2,871,250 warrants at $1.00 per share was extended by one additional year to an expiry date of March 16, 2012.  Warrants for the purchase of 100,000 of the shares were held by related parties.

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

Other Related Party Transactions

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $28,387 for legal services during the fiscal year ended December 31, 2010, $17,650 for legal services during the 2009 fiscal year ended December 31, 2009, and $17,230 for legal services during the 2008 fiscal year ended December 31, 2008.

In the second quarter of fiscal 2011, upon the review and recommendations of the Compensation Committee, the Company paid a one time bonus of $150,000 to Jeffrey Dahl, our President and Chief Executive Officer, as recognition of exceptional performance in putting the Company on a sound financial basis during 2010; the Company paid a one time payment of $20,000 to Robert Kell, our Vice President-Exploration, as a performance bonus for 2010 and an adjustment for United States medical cost allowance; the Company paid a one time payment of $10,00 to Larry McLean our Vice President–Operations and Chief Financial Officer as a performance bonus for 2010; the Company paid a one time bonus of $5,000 to Brenda McLean, the  Corporate Secretary of the Company, for extra services provided.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2010.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

7.C. Interests of Experts and Counsel.

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements, consisting of balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit and cash flows for each of the fiscal years in the three-year period ended December 31, 2010 together with related notes and schedules and the report of our Auditor.  See Item 17 Financial Statements.

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

8.B. Significant Changes.

No significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer And Listing.

9.A. Offer and Listing Details.

The following sets forth the price history of our common shares for the period indicated, as reported by the TSX Venture Exchange.  They reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
May 2011	1.36	1.21
April, 2011	1.35	0.67
March, 2011	0.88	0.65
February, 2011	0.95	0.65
January, 2011	0.73	0.61
December 2010	0.82	0.66
Financial Year 2010	0.82	0.225
Fourth Quarter	0.82	0.35
Third Quarter	0.40	0.225
Second Quarter	0.34	0.24
First Quarter	0.52	0.27
Financial Year 2009	0.485	0.11
Fourth Quarter	0.485	0.16
Third Quarter	0.20	0.11
Second Quarter	0.20	0.115
First Quarter	0.21	0.11
Financial Year 2008	0.78	0.115
Fourth Quarter	0.24	0.115
Third Quarter	0.43	0.165
Second Quarter	0.66	0.37
First Quarter	0.78	0.50
Financial Year 2007	1.45	0.51
Financial Year 2006	1.30	0.58

The closing price of our common shares on the TSX Venture Exchange on June 27, 2011 was $1.17.

The following sets forth the price history of our common shares quoted on the OTC Bulletin Board (SMXMF) for the period indicated, as reported by Yahoo Finance, which receives its financial information from the OTC Bulletin Board.

Period	High (US$)	Low (US$)
Most Recent Six Months
May, 2011	1.47	1.2
April, 2011	1.5	0.68
March, 2011	0.93	0.62
February, 2011	1.03	0.64
January, 2011	0.8	0.59
December, 2010	0.83	0.6
Financial Year 2010	0.83	0.2
Fourth Quarter	0.83	0.33
Third Quarter	0.39	0.2
Second Quarter	0.36	0.21
First Quarter	0.5	0.23
Financial Year 2009	0.5	0.09
Fourth Quarter	0.5	0.14
Third Quarter	0.19	0.1
Second Quarter	0.19	0.09
First Quarter	0.17	0.09
Financial Year 2008	0.82	0.09
Fourth Quarter	0.25	0.09
Third Quarter	0.42	0.14
Second Quarter	0.68	0.35
First Quarter	0.82	0.47
Financial Year 2007	1.64	0.5
Financial Year 2006	1.18	0.5

9.B Plan of distribution.

Not Applicable.

9.C. Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTC Bulletin Board under the trading symbol “SMXMF”.

9.D. Selling shareholders.

Not Applicable.

9.E Dilution.

Not Applicable.

9.F. Expenses of the Issue.

Not Applicable.

Item 10. Additional Information.

10.A. Share capital.

Not Applicable.

10.B. Memorandum and Articles of Association

Corporate Legislation.

We are organized as a corporation under, and operate subject to the Business Corporations Act (British Columbia).   See Item 4 “Information On the Company”.

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

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act (British Columbia), our Articles provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee (composed of non-executive directors) to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

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

Changes In Our Capital

Our Articles provide that we may, subject to the Business Corporations Act (British Columbia) and, by special resolution, increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act (British Columbia), the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the special resolution of our shareholders determines.

In addition, subject to the Business Corporations Act (British Columbia), we may also by special resolution subdivide or consolidate our shares;

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

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act (British Columbia) which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

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

10.C. Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this report:

1.	Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 29, 2008, May 26, 2009, May 26, 2010, and June 7, 2011.

10.D. Exchange controls.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2010, the Threshold was determined to be CDN$299,000,000.

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

10.E. Taxation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Act (as defined below); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Canadian Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such partner.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

The Company believes that it qualified as a PFIC during the tax year ended December 31, 2010 and may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary.

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

U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  .

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, (and increasing to 31% for payments made after December 31, 2012) if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.

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

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada)  (the  "Canadian  Act") deals at arm's length with the Company,  holds all common shares solely as capital property, is a  non-resident  of Canada,  and does not, and is not deemed to, use or hold any Common  share in or in the course of  carrying  on  business  in  Canada.  It is assumed that the common shares will at all material times be listed on a stock exchange that is designated for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended.  This summary takes into account all specific proposals  to amend the Canadian Act and the  regulations  thereunder  publicly announced  by the  government  of Canada to the date  hereof  and the  Company's understanding of the current published administrative and assessing practices of the Canada Revenue Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will constitute taxable Canadian property of the Shareholder and will thus be subject to Canadian tax, if the Shareholder alone or together with one or more persons with whom the Shareholder did not deal at arm's length owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company in the five years immediately preceding the disposition.  However, the Treaty will generally exempt a Shareholder who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common Share that is Taxable Canadian Property, who is a resident of the United States for the purposes of the Treaty and who is not excluded from the benefits of the Treaty because of the application of the Limitation of Benefits provision in the Treaty, from such liability provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Revenue Agency on behalf of the Shareholder.

The Fifth Protocol to the Treaty signed in 2007 between Canada and the US extended, in some cases, the benefits of the Treaty to US shareholders who are otherwise resident in the United States and who are considered to derive income or gain in respect of a Common share through a fiscally transparent entity (other than a Canadian resident entity) under US tax law.  Consequently, such persons may be entitled to the benefits of the Treaty to reduce Canadian taxes in respect of dividends or gains on Common shares.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F. Dividends and Paying Agents.

Not Applicable.

10.G. Statement by Experts.

Not Applicable.

10.H. Documents on Display.

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

10.I. Subsidiary Information.

As of May 31, 2011 we have the following subsidiaries:

a)

South American Mining & Exploration Corp. (British Columbia, Canada)

b)

SAMEX International Ltd. (Bahamas)

c)

Minas Bolivex S.A. (“Bolivex S.A.”) (Bolivia)

d)

SAMEX S.A. (Bolivia)

e)

Empresa Minera Boliviana S. A. (“Emibol S.A.”) (Bolivia)

f)

Minera Samex Chile S. A. (Chile)

Item 11. Quantitative And Qualitative Disclosures About Market Risk.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in Chilean Pesos, US Dollars, and Bolivian Bolivianos.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

Item 12. Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies.

Not Applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

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

(b) Management’s annual report on internal control over financial reporting:

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2010 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework.   Based on this evaluation, management concluded that, as of the fiscal year ended December 31, 2010, the Company’s internal controls over our financial reporting were adequate.   Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the Company’s registered public accounting firm regarding management’s report on internal control over financial reporting

(d) changes in internal control over financial reporting

There were no significant changes during the period covered by this Annual Report in the Company’s internal controls or in other factors that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

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

Item 16b. Code Of Ethics

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct and full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations and the number of our employees expand and will consider whether we should adopt a formal code of ethics at a future date

Item 16C. Principal Accountant Fees And Services

(a) Audit Fees

The aggregated audit fees billed for each of the past two fiscal years by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $36,720 during the fiscal year ended December 31, 2010; and $43,688 during the fiscal year ended December 31, 2009.

(b) Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered were: $2,000 during the fiscal year ended December 31, 2010; and $2,000 during the fiscal year ended December 31, 2009.

(c) Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $4,000 during the fiscal year ended December 31, 2010; and $4,000 during the fiscal year ended December 31, 2009.

(d) All Other Fees

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

Item 17. Financial Statements

We are furnishing the following financial statements and reports:

•

Auditor’s Report dated April 28, 2011

•

Consolidated Balance Sheets at December 31, 2010 and December 31, 2009

•

Consolidated Statements of Operations and Deficit for the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008

•

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income for the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008

•

Consolidated Statements of Mineral Interests for the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008

•

Consolidated Statements of Cash Flow for the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008

•

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our consolidated financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  See Note 11 to the attached consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Samex Mining Corp.

We have audited the accompanying consolidated financial statement of Samex Mining Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to note 1 to the consolidated financial statements, which describe certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not qualified in respect of this matter.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Samex Mining Corp. as at December 31, 2010 and 2009 and the results of its operations, and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 28, 2011

CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2010	DECEMBER 31, 2009
ASSETS

CURRENT
CASH	$4,870,337	$1,020,863
GOLD AND SILVER BULLION	4,107,333	757
OTHER CURRENT ASSETS	32,551	39,983

	9,010,221	1,061,603

MINERAL INTERESTS (NOTE 3)	10,299,789	9,021,953
EQUIPMENT (NOTE 4)	56,445	70,482

	$19,366,455	$10,154,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$91,890	$73,718

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	44,702,328	34,543,268

CONTRIBUTED SURPLUS (NOTE 6)	5,094,793	4,968,258

ACCUMULATED OTHER COMPREHENSIVE INCOME	109,275	463

DEFICIT	(30,631,831)	(29,431,669)

	19,274,565	10,080,320

	$19,366,455	$10,154,038

CONTINGENCY (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$42,805	$60,098	$59,422
AMORTIZATION	38,769	35,944	44,902
BANK CHARGES (INTEREST INCOME)	5,169	2,469	(38,535)
CONSULTING (NOTE 6)	71,380	67,126	105,764
FINANCE FEE (NOTE 6)	-	269,415	-
FOREIGN EXCHANGE LOSS (GAIN)	(10,310)	(30,447)	44,211
LEGAL (NOTE 5)	82,224	63,111	46,644
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	208,939	242,082	328,444
OFFICE, SUPPLIES, AND MISCELLANEOUS	102,474	82,577	85,808
REGULATORY FEES	55,150	22,831	24,975
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 5 AND 6)	487,938	734,820	375,853
TRANSFER AGENT	11,906	10,069	13,234
TRAVEL AND PROMOTION	66,582	31,690	64,223

NET LOSS FROM OPERATIONS	1,163,026	1,591,785	1,154,945

GAIN ON SALE OF ASSETS	-	(39,444)	-
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	37,136	2,730,429	1,416,792

NET LOSS	1,200,162	4,282,770	2,571,737

DEFICIT, BEGINNING	29,431,669	25,148,899	22,577,162

DEFICIT, ENDING	$30,631,831	$29,431,669	$25,148,899

BASIC AND DILUTED NET LOSS PER SHARE	$0.01	$0.05	$0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	102,615,952	89,367,606	80,612,960

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008

NET LOSS FOR THE YEAR	$(1,200,162)	$(4,282,770)	$(2,571,737)

OTHER COMPREHENSIVE INCOME

UNREALIZED FINANCIAL INSTRUMENT GAIN	108,812	33	14,978

COMPREHENSIVE LOSS FOR THE YEAR	$(1,091,350)	$(4,282,737)	$(2,556,759)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF THE YEAR	$463	$32,705	$17,727

UNREALIZED FINANCIAL INSTRUMENT GAIN	108,812	33	14,978
REALIZED FINANCIAL INSTRUMENT (LOSS)	-	(32,275)	-

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE YEAR	$109,275	$463	$32,705

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
DEFERRED EXPENDITURES

CHIMBEROS - CHILE	$32,937	$34,143	$31,516
ESPEJISMO - CHILE	4,016	469	5,611
INCA - CHILE	157,494	351,889	1,283,770
LOS ZORROS - CHILE	1,087,405	636,181	266,122
MISCELLANEOUS PROPERTIES - CHILE	2,547	6,671	15,188
EL DESIERTO - BOLIVIA	1,282	698	-
ESKAPA - BOLIVIA	29,291	20,328	18,754

EXPENDITURES	1,314,972	1,050,379	1,620,961

WRITTEN OFF

ESPEJISMO – CHILE	(4,016)	(469)	(5,611)
INCA - CHILE	-	(2,699,263)	-
MISCELLANEOUS PROPERTIES – CHILE	(2,547)	(6,671)	(15,188)
EL DESIERTO - BOLIVIA	(1,282)	(698)	-
ESKAPA - BOLIVIA	(29,291)	(20,328)	(1,395,993)
WALTER - BOLIVIA	-	(1,000)	-
WARA WARA - BOLIVIA	-	(1,000)	-
YARETANI - BOLIVIA	-	(1,000)	-
	1,277,836	(1,680,050)	204,169

BALANCE, BEGINNING	9,021,953	10,702,003	10,497,834

BALANCE, ENDING	$10,299,789	$9,021,953	$10,702,003

SUMMARY OF DEFERRED EXPENDITURES

CHILE
CHIMBEROS	$168,185	$135,248	$101,105
ESPEJISMO	1,000	1,000	1,000
INCA	3,657,494	3,500,000	5,847,374
LOS ZORROS	6,469,110	5,381,705	4,745,524
MISCELLANEOUS PROPERTIES	1,000	1,000	1,000
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,000	1,000	1,000
SANTA ISABEL	1,000	1,000	1,000
WALTER	-	-	1,000
WARA WARA	-	-	1,000
YARETANI	-	-	1,000

	$10,299,789	$9,021,953	$10,702,003

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
DETAILS OF EXPENDITURES - CHILE

CHIMBEROS – CHILE
DRILLING AND SUB-CONTRACTS	$12,473	$12,753	$4,160
FIELD SUPPLIES	-	96	-
GEOLOGY, MAPPING, AND SURVEYS	-	10,073	-
MINERAL INTERESTS ACQUISITION COSTS	2,260	3,216	1,442
PROPERTY PATENT PAYMENTS	12,092	1,599	17,835
SITE ADMINISTRATION	6,112	6,406	8,079
	$32,937	$34,143	$31,516

ESPEJISMO - CHILE
DRILLING AND SUB-CONTRACTS	$206	$-	$-
MINERAL INTEREST ACQUISITION COSTS	-	-	66
PROPERTY PATENT PAYMENTS	3,810	-	3,829
SITE ADMINISTRATION	-	469	1,716
	$4,016	$469	$5,611

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$47,588	$102,359	$318,576
FIELD SUPPLIES	15,236	20,234	42,434
FOOD AND LODGING	-	-	254
GEOLOGY, MAPPING, AND SURVEYS	-	42,901	353,984
LEGAL	3,958	6,734	24,000
MINERAL INTERESTS ACQUISITION COSTS	4,734	109,983	392,653
PROPERTY PATENT PAYMENTS	59,884	6,870	70,314
SITE ADMINISTRATION	26,094	32,738	64,728
TRAVEL	-	919	5,263
VALUE ADDED TAXES	-	29,151	11,564
	$157,494	$351,889	$1,283,770

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$106,203	$122,429	$99,574
DRILLING AND SUB-CONTRACTS	446,025	47,046	62,995
FIELD SUPPLIES	26,678	17,987	16,717
GEOLOGY, MAPPING, AND SURVEYS	263,573	311,608	-
LEGAL	4,068	-	-
MINERAL INTERESTS ACQUISITION COSTS	14,759	1,725	11,812
PROPERTY PATENT PAYMENTS	57,982	65,508	55,491
SITE ADMINISTRATION	43,589	19,604	19,533
TRAVEL	-	4,756	-
VALUE ADDED TAXES	124,528	45,518	-
	$1,087,405	$636,181	$266,122

MISCELLANEOUS PROPERTIES – CHILE
DRILLING AND SUB-CONTRACTS	$199	$171	$3,795
FIELD SUPPLIES	-	-	121
MINERAL INTERESTS ACQUISITION COSTS	1,935	273	1,151
PROPERTY PATENT PAYMENTS	413	6,173	9,759
SITE ADMINISTRATION	-	54	362
	$2,547	$6,671	$15,188

EXPENDITURES - CHILE	$1,284,399	$1,029,353	$1,602,207

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$1,282	$698	$-

ESKAPA – BOLIVIA
AMORTIZATION	$5,287	$5,286	$5,287
DRILLING AND SUB-CONTRACTS	-	1,319	-
FUEL	46	-	1,893
LEGAL	97	773	2,373
PROPERTY PATENT PAYMENTS	23,861	12,875	-
REPAIRS AND MAINTENANCE	-	-	887
TRAVEL	-	75	8,314

	$29,291	$20,328	$18,754

EXPENDITURES - BOLIVIA	$30,573	$21,026	$18,754

EXPENDITURES - CHILE	$1,284,399	$1,029,353	$1,602,207

EXPENDITURES - BOLIVIA	30,573	21,026	18,754

TOTAL EXPENDITURES	$1,314,972	$1,050,379	$1,620,961

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED

	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,200,162)	$(4,282,770)	$(2,571,737)
ADD NON-CASH ITEMS
AMORTIZATION	38,769	35,944	44,902
FINANCE FEES	-	269,415
GAIN ON SALE OF ASSETS	-	(39,444)	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	37,136	2,730,429	1,416,792
STOCK-BASED COMPENSATION	126,535	409,996	5,873

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	7,432	(4,335)	32,987
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	18,172	(30,510)	(2,235)

NET CASH USED IN OPERATING ACTIVITIES	(972,118)	(911,275)	(1,073,418)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	10,159,060	2,582,550	1,539,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,159,060	2,582,550	1,539,000

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(1,309,685)	(937,900)	(1,565,216)
EQUIPMENT	(30,019)	5,077	(666)
GOLD AND SILVER BULLION	(3,997,764)	75,219	(17,678)

NET CASH USED IN INVESTING ACTIVITIES	(5,337,468)	(857,604)	(1,583,560)

NET CHANGE IN CASH	3,849,474	813,671	(1,117,978)

CASH, BEGINNING	1,020,863	207,192	1,325,170

CASH, ENDING	$4,870,337	$1,020,863	$207,192

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”). The Company is engaged in the acquisition and exploration of mineral properties.  The Company’s subsidiaries are:

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

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2010, the Company had incurred losses since inception totalling $30,631,831.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2010, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

The Company’s continued existence as well as the recovery of amounts capitalized as mineral property interests, is dependent upon the Company raising additional funds through issuance of its common stock, obtaining debt financing, selling a portion of its mineral property interests, or entering into joint venture agreements with other parties.  Management is currently evaluating other sources of financing, but there is no assurance that additional financing will be available, if needed, on terms acceptable to the Company. These uncertainties represent liquidity risks and may impact the Company’s ability to continue as a going concern in the future.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments – The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold and silver bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold and silver bullion, which are measured at fair value, are classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  The Company has determined that it does not have derivatives or embedded derivatives.

The CICA Handbook Section 3862, Financial Instruments – Disclosure, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 include cash and gold and silver bullion.

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

n.

Recent Accounting Policies, Not Yet Adopted - For interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”.  Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements”.  The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements” respectively.  Management does not consider that the adoption of these standards will have a significant impact on the Company’s financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements. The Company will address the design, planning, solution development and implementation of the conversion in in the first quarter of 2011.

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

CHILE

i.

 Los Zorros Property – The Company has 100% interest in approximately 7,782 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  As the concessions where not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of US$100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of US$500,000 (US$300,000 paid). The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

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

ii.

 Chimberos Property (formerly Tres Puntas/Chimbero) – The Company has 100% interest in approximately 1,672 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.

iii.  INCA Property – The Company has a 100% interest in approximately 3,493 hectares of mineral concessions acquired by staking, purchase at government auction, a purchase agreement, and exercise of an option agreement:

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

The Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, therefore the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made the option payment of US$150,000 that was due April 30, 2009 pursuant to the Rojas Option, therefore the owner may terminate the option by giving 30 days written notice.  The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option. The Company has determined that, in light of economic and market conditions, exploration results to date on these concessions and other factors, expenditures on these option payments are not justified at this time.  As a result, these options may be terminated and the Company may be required to relinquish these portions of the INCA property.  Accordingly, the recoverability of the carrying value on these portions of the INCA property is dependent on the outcome of the above contingencies. Due to the possibility of relinquishing these portions of the INCA property, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

iv.

 Espejismo Prospects – The Company has 100% interest in approximately 817 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.  The property is currently inactive and consequently the interest has been written down at December 31, 2010 to a nominal value of $1,000.

v.

Miscellaneous Property Interests - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned, consequently the interest has been written down at December 31, 2010 to a nominal value of $1,000.

BOLIVIA

i.

 Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently the interest has been written down at December 31, 2010 to a nominal value of $1,000.

ii.

 El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down at December 31, 2010 to a nominal value of $1,000.

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

iv.

 Walter Property, Wara Wara Property, and Yaretani Property Abandoned In 2009 - the Company abandoned these three low-priority, inactive properties in Bolivia in 2009. The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the year ended December 31, 2009.

4.

EQUIPMENT

	AT DECEMBER 31, 2010			AT DECEMBER 31, 2009

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 132,321	$ 113,053	$ 19,268	$ 128,379	$ 104,838	$ 23,541
Exploration equipment	61,329	59,544	1,785	61,169	47,476	13,693
Vehicles	150,225	114,833	35,392	124,308	91,060	33,248

	$ 343,875	$ 287,430	$ 56,445	$ 313,856	$ 243,374	$ 70,482

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, a director charged the Company $28,387 for legal services (2009 - $17,650).  Employees who are also directors or officers of the Company were paid a total of $466,691 during the year ended December 31, 2010, of which $137,791 was capitalized to mineral interests (2009 - $434,000 of which $130,400 was capitalized).

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common Shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2008	81,261,165	31,960,718

Private Placement
At $0.10 per share	7,830,500	783,050
At $0.20 per share	3,000,000	600,000
Financing Costs
Cash	-	(3,500)
Warrants exercised
At $0.20 per share	2,265,000	453,000
At $0.30 per share	2,500,000	750,000

Balance at December 31, 2009	96,856,665	34,543,268

Private Placement
At $0.30 per share	3,647,334	1,094,200
At $0.50 per share	17,583,720	8,791,860
Financing Costs
Cash	-	(3,000)
Warrants exercised
At $0.20 per share	1,380,000	276,000

Balance at December 31, 2010	119,467,719	$44,702,328

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

c.

Warrants and Stock Options

(i)

Share Purchase Warrants

BALANCE DEC 31, 2008	ISSUED	(EXERCISED) OR {EXPIRED}	BALANCE DEC 31, 2009	ISSUED (EXERCISED)	BALANCE DEC 31, 2010	EXERCISE PRICE	TERM TO

400,000	-	{400,000}	-	-	-	$1.10	Aug 25, 2009
1,744,000	-	-	1,744,000	-	1,744,000	$0.78	Feb 13, 2011
2,871,250	-	-	2,871,250	-	2,871,250	$1.00	Mar 16, 2011
1,282,500	-	-	1,282,500	-	1,282,500	$0.70	Apr 15, 2011
-	-	-	-	1,823,668	1,823,668	$0.35	Jul 8, 2012
-	7,830,500	(2,265,000)	5,565,500	(1,380,000)	4,185,500	$0.20	Mar 24, 2014
-	3,000,000	(2,500,000)	500,000	-	500,000	$0.30	Jun 29, 2014
-	-	-	-	17,583,720	17,583,720	$0.60 or 0.65 or 0.70	Dec 31, 2010 to Nov 1, 2011 to Nov 1, 2012

6,297,750	10,830,500	(5,165,000)	11,963,250	18,027,388	29,990,638

As at December 31, 2010, the weighted average remaining life of the share purchase warrants is 1.71 years and the weighted average exercise price is $0.61.

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

BALANCE DEC 31, 2008	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2009	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2010	EXERCISE PRICE	TERM TO

205,000	(205,000)	-	-	-	$1.00	Feb 3, 2009
60,000	(60,000)	-	-	-	$0.50	Aug 5, 2009
945,000	(945,000)	-	-	-	$1.10	Aug 6, 2009
50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
150,000	-	150,000	(150,000)	-	$0.65	May 1, 2013
-	60,000	60,000	-	60,000	$0.20	Jan 15, 2014
-	-	-	110,000	110,000	$0.35	Jan 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
-	-	-	430,000	430,000	$0.35	Sep 16,2015
1,820,000	(180,000)	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,295,000	(125,000)	1,170,000	-	1,170,000	$0.84	Feb 23, 2017
-	3,555,000	3,555,000	-	3,555,000	$0.20	Sep 2, 2019

6,540,000	2,100,000	8,640,000	390,000	9,030,000

As at December 31, 2010, the weighted average remaining contractual life of the options is 6.43 years and the weighted average exercise price is $0.46.   All options have fully vested as at December 31, 2010.

Stock-Based Compensation - During the year ended December 31, 2010, the Company granted stock options to employees and consultants on a total of 540,000 shares at $0.35 per share with a fair value on the grant dates of $126,535.  A $76,530 portion of this stock-based compensation expense was expensed in the statement of operations in the category “Salaries, Benefits and Stock-Based Compensation” and $50,005 was expensed in the category “Consulting”.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2010:  Expected dividend yield – 0%; Expected stock price volatility – varying from 81 to 89%; Risk-free interest rate – varying from 2.25 to 3.00%; Expected life of options – 5 years.

By comparison, during the year ended December 31, 2009, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property. The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2009:  Expected dividend yield – 0%; Expected stock price volatility – varying from 104 to 109%; Risk-free interest rate – varying from 0.50 to 1.25%; Expected life of options – varying from 5 to 10 years.

d.

Contributed Surplus

	FOR THE YEAR ENDED DEC 31, 2010	FOR THE YEAR ENDED DEC 31, 2009

Contributed surplus balance, beginning	$4,968,258	$4,176,368
Stock based compensation	126,535	522,475
Warrant extension	-	269,415

Contributed surplus balance, ending	$5,094,793	$4,968,258

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company has operations and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At December 31, 2010	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$6,128	$32,641	$38,769
Foreign exchange gain	-	(10,310)	(10,310)
Mineral interests administration and investigation costs	-	208,939	208,939
Salaries, benefits and stock-based compensation	487,938	-	487,938
Administration and general	354,235	83,455	437,690

Net loss from operations	848,301	314,725	1,163,026

Mineral interests and deferred exploration costs written off	-	37,136	37,136

Net loss	$848,301	351,861	1,200,162

Expenditure for equipment and mineral interests	$3,297	$26,722	$30,019

Equipment and mineral interests	$14,456	$10,341,778	$10,356,234

Total assets	$8,918,599	$10,447,856	$19,366,455

At December 31, 2009	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$6,228	$29,716	$35,944
Foreign exchange gain	-	(30,447)	(30,447)
Mineral interests administration and investigation costs	-	242,082	242,082
Salaries, benefits and stock-based compensation	734,820	-	734,820
Administration and general	544,764	64,622	609,386

Net loss from operations	1,285,812	305,973	1,591,785

Gain on sale of assets	(39,444)	-	(39,444)
Mineral interests and deferred exploration costs written off	-	2,730,429	2,730,429

Net loss	$1,246,368	3,036,402	4,282,770

Expenditure for equipment and mineral interests	$-	$1,050,588	$1,050,588

Equipment and mineral interests	$17,287	$9,075,148	$9,092,435

Total assets	$1,055,926	$9,098,112	$10,154,038

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As of December 31, 2010, the Company had Canadian operating losses of approximately $4,325,825. These operating losses expire as follow: 2014 - $560,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000; 2029 - $405,000; 2030 - $870,835.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,648,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk.

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

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and gold and silver bullion holdings.

Commodity Risk - Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices.  The Company is exposed to significant commodity price risk through its gold and silver bullion holdings.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

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

CONSOLIDATED BALANCE SHEETS	2010		2009

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$9,010,221	$9,010,221	$1,061,603	$1,061,603
Mineral interests	10,299,789	-	9,021,953	-
Equipment	56,445	56,445	70,482	70,482

	$19,366,455	$9,066,666	$10,154,038	$1,132,085
Liabilities
Current	$91,890	$91,890	$73,718	$73,718
Shareholders’ equity	19,274,565	8,974,776	10,080,320	1,058,367

	$19,366,455	$9,066,666	$10,154,038	$1,132,085

CONSOLIDATED STATEMENTS OF OPERATIONS	2010	2009	2008

Net loss as shown on the financial statements – CDN GAAP	$(1,200,162)	$(4,282,770)	$(2,571,737)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	118,189	135,148	44,142
Mineral interests costs expensed	(1,277,836)	1,680,050	(204,169)

Net loss – US GAAP	(2,359,809)	(2,198,157)	(2,731,764)

Other Comprehensive income (loss)	(118,189)	(135,148)	(44,142)

Comprehensive loss	$(2,477,998)	$(2,333,305)	$(2,775,906)

Basic and diluted loss per share – US GAAP	$(0.02)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	102,615,952	89,367,606	80,619,915

CONSOLIDATED STATEMENTS OF CASH FLOW	2010	2009	2008

Net cash flows from operating activities under Canadian GAAP	$(972,118)	$(911,275)	$(1,073,418)
Mineral Interest Expenditures	(1,309,685)	(937,900)	(1,565,216)

Net cash used in operating activities under US GAAP	(2,281,803)	(1,849,175)	(2,638,634)

Net cash flows from financing activities under CDN GAAP and US GAAP	10,159,060	2,582,550	1,539,000

Net cash flows used in investing activities under CDN GAAP	(5,337,468)	(857,604)	(1,583,560)
Mineral Interest Expenditures	1,309,685	937,900	1,565,216

Net cash provided by (used in) investing activities under US GAAP	(4,027,783)	80,296	(18,344)

Net change in cash	3,849,474	813,671	(1,117,978)
Cash, beginning	1,020,863	207,192	1,325,170

Cash, ending	$4,870,337	$1,020,863	$207,192

US Recent Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it.  The Company does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

12.

SUBSEQUENT EVENTS

Warrants Exercised - Subsequent to the year ended December 31, 2010, the Company received proceeds of $2,157,300 from the exercise of warrants for the purchase of: 195,000 shares at $0.20 per share; 500,000 shares at $0.30 per share; 1,282,500 shares at $0.70 per share; and 1,372,500 shares at $0.78 per share.

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

Date: June 28, 2011

SAMEX Mining Corp.

“Jeffrey P. Dahl”

“Larry D. McLean”

Jeffrey P. Dahl, Chief Executive Officer

Larry D. McLean, Chief Financial Officer

          Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of May 31, 2011:

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

Date: June 28, 2011	“Jeffrey P. Dahl”
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

Date: June 28, 2011	“Larry D. McLean”
Larry D. McLean, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Jeffrey P. Dahl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Jeffrey P. Dahl”

Jeffrey P. Dahl

President and Chief Executive Officer

June 28, 2011

                  Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”

Larry D. McLean

Chief Financial Officer

June 28, 2011