Form 20-F
SAMEX MINING CORP
filed 2012-05-30
CIK 766504

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report _____________________________________________________

For the transition period from ___________________ to ____________________

Commission file number	000-13391

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2011: 126,708,719 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer  ☐                                                    Accelerated filer   ☒                                        Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	X	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18

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

SAMEX MINING CORP.
FORM 20-F

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to our status as a passive foreign investment company for U.S. tax purposes;
●	risks related to our history of operating losses;
●	risks related to our lack of production history;
●	risks related to our limited financial resources;
●	risks related to our need for additional financing;
●	risks related to competition in the mining industry;
●	risks related to increased costs;
●	risks related to possible shortages in equipment;
●	risks related to mineral exploration activities;
●	risks related to our lack of insurance for certain activities;
●	risks related to all our properties being in the exploration stage;
●	risks related to uncertainty that our properties will ultimately be developed;
●	risks related to fluctuations in precious and base metal prices;
●	risks related to the possible loss of key management personnel;
●	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●	risks related to governmental and environmental regulations;
●	risks related to our ability to obtain necessary permits;
●	risks related our status as a foreign corporation;
●	risks related to current economic conditions; and
●	other risks related to our securities.

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) in effect at the end of the following periods, and the high, low and average values for such periods.  Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

	Canadian Dollars Per U.S. Dollar
						3-Month Period Ended December 31,
	2011	2010	2009	2008	2007	2011	2010
End of period	1.0170	0.9946	1.0466	1.2246	0.9881	1.0170	0.9946
Average for the period	0.9891	1.0299	1.1420	1.0660	1.0748	1.0232	1.0128
High for the period	1.0604	1.0778	1.3000	1.2969	1.1853	1.0604	1.0320
Low for the period	0.9449	0.9946	1.0292	0.9719	0.9170	0.9935	0.9946

The following table sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of  Canadian dollars (“Cdn$”) during the months from November 2011 to April 2012.  Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

For the month of:	November 2011	December 2011	January 2012	February 2012	March 2012	April 2012
High for the period	1.0487	1.0406	1.0272	1.0016	1.0015	1.0039
Low for the period	1.0126	1.0105	0.9986	0.9866	0.9849	0.9807

The noon rate of exchange on May 23, 2012 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0275.  Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2007	1 US$ = 522.69 pesos
2008	1 US$ = 521.79 pesos
2009	1 US$ = 559.61 pesos
2010	1 US$ = 510.25 pesos
2011	1 US$ = 483.36 pesos

Monthly Average of Observed US Dollar Exchange Rate expressed in terms of Chilean Pesos Per U.S. Dollar for Year 2011

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	489.44	475.69	479.65	471.32	467.73	469.41	462.94	466.79	483.69	511.74	508.44	517.17

Monthly Average of Observed US Dollar Exchange Rate expressed in terms of Chilean Pesos Per U.S. Dollar for Year 2012

Month	Jan	Feb	Mar	Apr
Pesos	501.34	481.49	485.40	486.00

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

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

3.A Selected financial data.

Conversion To International Financial Reporting Standards (“IFRS”)

As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS in its financial statements for the year ended December 31, 2011. These are the first annual financial statements of the Company under IFRS.  The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 12 "Transition To IFRS" of our consolidated financial statements for year ended December 31, 2011 included elsewhere herein.  As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP for the 2010 fiscal year have been restated in accordance with IFRS.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differs in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

The following data for the fiscal years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS"). The following selected financial data has been extracted from the more detailed consolidated financial statements included elsewhere herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”.

IFRS	Fiscal Year Ended December 31
	2011	2010
Net operating revenue
Loss from operations	$(4,259,292)	$(1,163,026)
Net and comprehensive loss for the year	(3,845,201)	(1,091,350)
Loss from operations per share	(0.03)	(0.01)
Total assets	23,654,987	19,366,455
Current assets	9,918,174	9,010,221
Capital stock	23,565,776	19,274,565
Number of shares	126,708,719	119,467,719
Dividends per common share	NIL	NIL
Basic and diluted net loss per common share	$(0.03)	$(0.01)

The following selected financial data has been extracted from the audited consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2009, 2008 and 2007 fiscal years, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”).  There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information summarized here for the 2009, 2008 and 2007 fiscal years.

US GAAP	Fiscal Year Ended December 31
	2009	2008	2007
Net operating revenue
Loss from operations	$(1,591,785)	$(1,154,945)	$(1,865,163)
Comprehensive loss for the year	(5,827,672)	(2,731,764)	(5,207,580)
Loss from operations per share	(0.02)	(0.03)	(0.07)
Total assets	1,132,085	423,117	1,585,662
Current assets	1,061,603	311,614	1,429,923
Capital stock	1,058,367	318,889	1,479,199
Number of shares	96,856,665	81,261,165	78,696,165
Dividends per common share	NIL	NIL	NIL
Basic and diluted net loss per common share	$(0.07)	$(0.03)	$(0.07)

Canadian GAAP	Fiscal Year Ended December 31
	2009	2008	2007
Net operating revenue
Loss from operations	$(1,591,785)	$(1,154,945)	$(1,865,163)
Comprehensive loss for the year	(4,282,770)	(2,571,737)	(1,903,683)
Loss from operations per share	(0.02)	(0.03)	(0.07)
Total assets	10,154,038	11,125,120	12,083,496
Current assets	1,061,603	311,614	1,429,923
Capital stock	10,080,320	11,020,892	11,977,033
Number of shares	96,856,665	81,261,165	78,696,165
Dividends per common share	NIL	NIL	NIL
Basic and diluted net loss per common share	$(0.05)	$(0.03)	$(0.02)

See “Currency and Exchange Rates” for disclosure of exchange rates between Canadian dollars and United States dollars.  Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

3.B Capitalization and indebtedness.

Not Applicable.

3.C. Reasons for the offer and use of proceeds.

Not Applicable.

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

We have a history of losses.

We have historically incurred losses and have no revenue from operations.  We incurred losses from operations of  $4,259,292 for the fiscal year ended December 31, 2011 and $1,163,026 for the fiscal year ended December 31, 2010.  As of December 31, 2011, we had a cumulative deficit of $32,996,161.  There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

We have no history of producing metals from any of our properties as each of our properties are in the exploration stage.  Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure.  As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

●	Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;
●	The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;
●	The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;
●	The availability and cost of appropriate smelting and/or refining arrangements, if required;
●	Compliance with environmental and other governmental approval and permit requirements;
●	The availability of funds to finance exploration, development and construction activities, as warranted;

●	Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and
●	Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

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

As of December 31, 2011, we had working capital of $9,828,963 (December 31, 2010: $8,918,331).   During fiscal 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options as follows: during the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550 from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.  During the second quarter ended June 30, 2011 the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.  During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

Based on the cash and gold and silver bullion on hand, we believe we have sufficient funds to conduct our ongoing general operations and our proposed exploration programs over the next year.  Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs.  We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, or by public offering.  Although we anticipate that we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue our operations.

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

The success of commodity exploration is determined in part by the following factors:

●	Identification of potential mineralization based on superficial analysis;
●	Exploration permits, as granted by the various government bodies;
●	Experience and quality of management and geological consultants; and
●	Capital available for exploration activity.

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

We face certain risks associated with our gold and silver bullion holdings

We maintain a substantial portion of our current assets in the form of gold and silver bullion recorded in electronic records maintained by Net Transactions Limited, doing business as "Gold Money", of Jersey, British Channel Islands, UK, with underlying metals held on our behalf by a third party contracted by Gold Money.  At May 23, 2012 our gold holdings with Gold Money were valued at $4,461,607 and our silver holdings were valued at $1,408,870.  Although we are entitled to require physical delivery of our precious metal holdings, we have in the past and anticipate we will in the foreseeable future rely on Gold Money for physical storage and maintenance of the electronic records of our precious metal holdings and any transactions with respect thereto.  Although we believe the physical security and the integrity of the electronic record of our precious metal holdings is protected by adequate means, there may be a risk that such electronic records may be compromised by fraud, theft, or other means or the physical security of our holdings may be lost or stolen and third party insurance or indemnities provided by Gold Money may not be available to us or may be inadequate, resulting in a loss or impairment of our holdings.  The value of our precious metal holdings is subject to market fluctuation in the value of such metals, which may fluctuate due to circumstances beyond our control, resulting in further loss or impairment of our holdings.  See "The prices of precious metals and base metals directly impact on our business activities".

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

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent).  The patent payments must be made in advance during the month of March of each year.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).  Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

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

In light of these and other factors we decided that our mineral interests in Bolivia are subject to a high degree of risk, including a risk of the loss of the entire economic benefit of our mineral interests.  Accordingly, in 2009 we decided to suspend all exploration activities in Bolivia and put all of our Bolivian projects on “care and maintenance” status.  Due to the inactivity on the Bolivian properties, the property interest for the Eskapa Property, the El Desierto Property and the Santa Isabel Property was each written down to a nominal value of $1,000 resulting in a combined valuation of only $3,000 for our Bolivian properties at December 31, 2011.   While we hope we will be able to return to exploring our Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.  There can be no assurance that these conditions will improve or, if so, when such changes might take place.

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

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors and officers are residents of Canada, with the exception of Robert Kell (who resides in the United States), and all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We have reserved 33,586,888 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 23, 2012, we reserved 11,555,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.70).  In addition we reserved 22,031,888 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.61).  If such options and warrants are fully exercised, such common shares would constitute 26.5% of our share capital.  The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6.  “Compensation – Incentive Stock Options”

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that SAMEX believes it was a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2011 and may also be a PFIC in subsequent tax years.  If SAMEX is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of SAMEX.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of SAMEX’s net capital gain and ordinary earnings for any year in which SAMEX is a PFIC, whether or not SAMEX distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election.  Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares.  Each U.S. taxpayer should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election.   A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the PFIC rules.  See Item 10. “Taxation – Certain U.S. Federal Income Tax Considerations”.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares during the fiscal year ended December 31, 2011 and thereafter to May 23, 2012 ranged between CDN$0.20 and CDN$1.50 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Recent market events and conditions

During 2011, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis, as well as the impact of measures taken to counteract its effects.  While improvements were noted, particularly in Canada and certain emerging economies, many parts of the world experienced only modest or negative growth in 2011.  The United States continued to experience sluggish growth and persistent high levels of unemployment along with large fiscal deficits and unprecedented levels of government debt, which reached a staggering $15.18 trillion by December 31, 2011.  These and other factors gave rise to mounting concerns about the ability of the US government to manage its sovereign debt and led to the historic loss of its AAA credit rating during 2011.  Conditions throughout the Euro-zone area continued to deteriorate with most member countries experiencing very low or negative growth by, and growing concern over a possible sovereign debt default in Greece and other countries, leading to widespread concern over the possible collapse of the Euro-zone as now constituted, the failure of the Euro as an international reserve currency and the possibility of contagion.  In addition, new concerns began to develop over the appearance of asset bubbles in China, leading to fears of a wider slowdown.

In light of, and likely in response to these and other factors, the price of gold rose significantly during 2011 reaching over $1,900 in August, 2011 before dropping back to a $1,600 to $1,700 range.  Silver rose to over $48 in April 2011 before dropping back to a $30-32 range by year-end.  Along with the increase in precious metal prices, the market for shares of junior precious metal explorers also improved, offering greater access to capital during the first half of 2011.  Since then, while precious metal prices have remained relatively strong with some volatility, the market for the shares junior exploration companies has declined significantly, making it much more difficult for companies like Samex to raise capital for exploration.  While this has not had a direct effect on the Company since we currently have sufficient funds on hand to cover our anticipated expenditures during the upcoming year and beyond, it may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our programs.  Additional capital may not be available on terms acceptable to us or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

●	Adverse global credit/liquidity conditions could impact the cost and availability of financing and our overall liquidity;
●	the volatility of gold, silver and copper prices may impact our revenues, profits and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
●	the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Samex Mining Corp. was originally incorporated as Silver Duke Mines Ltd. (N.P.L.) on December 15, 1967 under the Company Act of British Columbia, Canada.  We changed our name and consolidated our share capital as set forth below on the following dates:

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

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994. Bolivex S.A. has authorized capital of 500,000 Bs. and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each.  Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, directors of SAMEX.  Bolivex S.A’s. only asset, was the Walter Property that we abandoned in the first quarter of 2009.  We have suspended exploration activities in Bolivia due to concern over the current legal and political situation.  See “Item 3. Risk Factors – Bolivian Interests”.

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

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures or divestitures include the following:

During fiscal 2011, we entered into an option contract to acquire additional concessions adjacent to the Los Zorros Property.  Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), SAMEX can acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patent payments (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013.

During fiscal 2011 we purchased 20 hectares of mineral concessions in the INCA project area held under a Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. (the "Rojas Option"). Under the Rojas Option, the Company had the right to acquire the concessions in consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 of which the Company had previously paid).  During 2011, the Company paid the Chilean Peso-equivalent of US$150,000 to purchase a 100% interest in these mineral concessions.

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

4.B. Business Overview.

Fiscal Year Ending December 31, 2011 (“FYE 2011”)

During FYE 2011, we focused our activities in Chile where we continued exploration principally on our Los Zorros Property.  Our mineral interest and exploration costs for the fiscal year ended December 31, 2011 included "Exploration And Evaluation Assets" costs totaling $3,345,249 and "Mineral Interests Administration And Investigation" expenses totaling $287,369.

We continued a drilling program at the Los Zorros Property that had commenced during 2010.  In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter.  During the later part of 2011 the Company engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp.  Exploration at Los Zorros during 2011 included drilling 13 core drill holes for a total of 6,335 meters drilled.  We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.

During FYE 2011, we also further expanded the Los Zorros land holdings: we entered into a Unilateral Option Contract dated June 28, 2011 with Cristian Marcelo Aravena Caullan ("the Aravena Option") to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year) and U.S. $90,000 due January 31, 2013.

We also expanded our land holdings at the INCA property by staking additional concessions and by purchasing an additional 20 hectares of mineral concessions:  under a Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., the Company had an option to acquire concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 of which the Company had previously paid).  During the third quarter, the Company paid the Chilean Peso-equivalent of US$150,000 to purchase a 100% interest in these mineral concessions (the "Rojas Option/Purchase").

During FYE 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options.  During fiscal 2010 and 1011 the Company used a portion of its cash to purchase gold and silver bullion to hold in lieu of cash.  At December 31, 2011, the Company held 87,362.448 grams (2,809 ounces) of gold and 50,018.674 ounces of silver which had a fair value of $5,807,372.  The fair value of the Company's gold and silver bullion holdings is determined by the closing prices of gold and silver at the date of the period/year end and also the US dollar exchange rates on these dates. There was a gain of $433,233 on the gold and silver bullion holdings for fiscal 2011.

Fiscal Year Ending December 31, 2010 (“FYE 2010”)

During FYE 2010 we focused our exploration activities principally on our Los Zorros property in Chile.  Our exploration/mineral interests costs for FYE 2010 totaled $1,523,911.

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

We raised a total of $10,162,060 during FYE 2010 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.

Fiscal Year Ending December 31, 2009 (“FYE 2009”)

During FYE 2009 our exploration activities were focused on our gold and silver projects in Chile.  Our exploration/mineral interests costs for FYE 2009 totaled $1,292,461.

During the first quarter of 2009, we resumed exploration work at our Los Zorros gold project in Chile including re-logging some of our previous drill core and further geologic mapping. We also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  We concluded the compilation and reporting of Phase I exploration results for the INCA copper-gold-molybdenum property and conducted property visits for companies who expressed interest in possible joint-ventures on this project.  During the first quarter, we made an option payment and an advance royalty payment related to our mineral properties in Chile, and completed a private placement financing raising gross proceeds of $783,050.  During the second quarter 2009, we continued our work related to gold and silver exploration at the Los Zorros project.  We also raised gross proceeds of $600,000 through the private placement of 3,000,000 units at $0.20 per unit.  During the third quarter, we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile that we are exploring for gold deposits.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted in preparation for the next phase of drilling in these two project areas.  During the third quarter, we also completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.   During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of the Los Zorros Property.  We also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  The Company received proceeds of $1,203,000 through the exercise of warrants during the fourth quarter of 2009.

Plans and Projections, 2012 - The Company's exploration activities over the next year will continue to be focused on our gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also continue to conduct meetings and property tours with parties interested in our INCA copper-gold-molybdenum property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.

We raised a total of $10,162,060 during FYE 2010 from two private placements and the exercise of warrants, and during FYE 2011 we raised proceeds of $4,735,500 from the exercise of warrants and stock options.  Based on the cash and gold and silver bullion on hand, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs over the next year.  Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs.  We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, by public offering and/or joint venture or sale of certain mineral properties in order to fund our exploration.  Although we anticipate we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all.  See Item 4 “Information on the Company” – “Description of Property” - “Los Zorros Property”.  See “Special Note Regarding Forward Looking Statements”.

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

Description of Property

CHILEAN PROPERTIES

LOS ZORROS PROPERTY, Chile

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, four-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros property consists of multiple project areas that have now been strategically expanded to cover more than 100 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.   What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity. The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

The Company has 100% interest in approximately 7,774 hectares of mineral concessions acquired by staking, purchase at government auction, purchase/option contracts, and we further expanded the Los Zorros land holdings during 2011 by signing the Aravena Option to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property.  The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas.  Of particular significance, at May, 2012, the only acquisition payment remaining on our extensive accumulated land holdings at Los Zorros is the final Aravena Option payment of US$90,000 due by January 31, 2013.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.  We resumed exploration at the Los Zorros Property in 2009 and work is continuing to the present time in 2012.

During the first quarter of 2011, the Company continued a drilling program at Los Zorros that had commenced during 2010.  In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter, and is still in progress at the date of this report (April 2012).  During the later part of 2011 the Company engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp.  We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.   Exploration at Los Zorros during 2011 included drilling 13 core drill holes for a total of 6,335 meters drilled.  Exploration activity and results at Loz Zorros during and subsequent to 2011 are summarized below.

Cinchado Gold Project - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine. The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.

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

Milagro Gold Project – Two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters and previously reported January 21, 2005).

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

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity at relatively shallow depth, was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).

Milagro Pampa Project – One exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

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

In late 2011, we accelerated the exploration program at the Los Zorros gold property in Chile by adding a second drill rig and three more geologists.  Program highlights include:

●
Cinchado Project - Drill hole CC-11-04 encountered a near surface anomalous gold-silver-copper intercept but did not encounter a cause for the deeper seated Titan 24 anomaly.  Drill hole CC-11-05 intercepted a narrow vertical vein with coarse visible gold.  .

●	Nora Project - four holes were completed at Target Zone C with two deep drill holes in progress at Target Zone B -.

●
Colorina Project - Drill hole MC-11-01 (first hole drilled in this project area) intersected 98 meters of a favourable sedimentary interval with highly anomalous silver along with elevated levels of pathfinder elements (46 meters averaging 10.67 g/t silver).  Anomalous pathfinder metal content and pyritized nature of the interval (carbonaceous limestone) may indicate mineralization at depth possibly related to a strong IP anomaly to the east of the area.

●	MD Project - three holes were drilled to test geophysical resistivity and chargeability anomalies - intercepts of low grade IOCG-type mineralization of iron, copper and gold.

●	Los Zorros camp and support facilities were expanded to accommodate additional geologists, workers and increased exploration and drilling activities.

Cinchado Project - Two holes totaling 1,500 meters were drilled at the Cinchado gold project.  Drill hole CC-11-04 was drilled in the west part of the Cinchado project to test a deep-seated IP chargeability-resistivity anomaly.  The hole was drilled to a depth of 1,000 meters, but no mineralizing source or cause for this anomaly was intercepted.  Drilling near the top of this hole did encounter anomalous gold-silver-copper mineralization and strong associated pathfinder elements (0.045 g/t gold, 2.24 g/t silver, 0.12% copper and 3.36 ppm mercury over 10.7 meters) in carbonaceous limestone with pyrite, quartz veinlets and silicification at shallow levels of less than 150 meters depth.

Drill hole CC-11-05, drilled in the southwest part of the Cinchado project, encountered a quartz-calcite veinlet with coarse visible gold along with a gold-bearing vein or localized skarn of massive hematite-magnetite with clots of chalcopyrite.  The entire interval, including the visible gold mineralization returned 11.38 g/t gold and 0.53% copper over 2.7 meters down-hole length (estimated true width of 0.92 meters). This zone lies directly below a mineralized fracture at surface with up to 4.27 g/t gold in chip samples.

Nora Project - Approximately 1,360 meters was drilled in four holes within the Nora “C” zone to follow-up on the high-grade gold interval of 15.96 g/t over 7.66 meters that was intercepted in 2004 in drill hole N-04-05.   The drilling was intended to test the target concept of a gold mineralized mantos unit beneath the Nora area.   Partial results from one of the holes indicate that a prospective stratigraphic interval that was intersected was not gold mineralized.  The Nora area hosts numerous veins with barite-gold-copper mineralization that are thought to represent leakage from mineralized sources at depth.  Additional deep drill holes have been planned to test the coincident significant IP (high) and resistivity (low) anomalies in the prospective Nora Zones “A” & “B”.

Colorina Project - The workings of the Colorina mine are an exposure of breccia hosting copper-silver mineralization that occurs on the range front in the southeastern part of the Los Zorros property.  Drill hole MC-11-01, which is the first hole we drilled in the Colorina project area, intersected carbonaceous, silicified-pyritized limestone in the upper 98 meters of the hole.  The lower portion of this intercept had anomalous levels of silver along with elevated levels of mercury, arsenic and zinc including 16.5 meters of 21.35 g/t silver within a broader 46-meter zone of 10.67 g/t silver.  The intersection coincides with a strong chargeability anomaly from the Titan-24 IP survey.  Evidence from the drill hole and the geophysics suggests the IP anomaly may be related to eastward dipping and faulted stratigraphic units that are carbonaceous and pyritized.  The Titan-24 survey also identified similar IP anomalies along the range front 700 meters to the south and 800 meters to the north of the anomaly at Colorina.

MD Project - Three drill holes were completed in the MD project area to test geophysical resistivity and chargeability anomalies.  The first two holes were drilled in a fan at -65 and -57 degrees and encountered IOCG-type mineralization of iron, copper and gold including mineralized iron-oxide zones (specular hematite-magnetite) returning 4.05 meters of 0.146 g/t gold, 0.373% copper, 33.7% iron in drill hole MD-11-01 and 17.12 meters of 0.053 g/t gold, 0.253% copper, and 22.7% iron in drill hole MD-11-02.  The third drill hole, MD-11-03, 1,200 meters to the west, was drilled to 298 meters and encountered andesite breccias and dacite lavas.  A large silica and barite vein containing chalcopyrite was encountered proximal to the contact between the andesite breccias and lavas, and returned 1.40 meters of 0.024 g/t gold and 0.50% copper.

Subsequent to mid-December, 2011 (to late March 2012) we completed over 4700 meters of drilling in 11 holes, summarized below:

●
Milagro Project - Drill hole MW-12-01, located on the western edge of the Milagro gravity anomaly, encountered 22 meters of semi-massive to massive sulphide and oxide mineralization, composed of pyrite, magnetite, hematite and chalcopyrite.  A 400 meter step out drill hole, MW-12-02 positioned more central within the Milagro gravity anomaly, was started to follow up this intersection.

●	Nora Project, Target Zones C/D - Logging, sampling and assaying have been completed on the four holes within the project area, N-11-01A, B, C and N-11-02A. Results are discussed below.

●	Nora Project, Target Zones A/B - Three deep holes were drilled, N-11-03, -04, N-12-05 and a fourth N-12-06 was started.

●
Lora SE Project - Two holes, LSE-12-01, -02 were drilled in this project area to test geophysical gravity low, resistivity and chargeability anomalies - intercepts of mineralized quartz-eye diorite porphyry and altered mineralized sediments were encountered.

●	Cinchado Project - One deep drill hole SP-12-01, was completed from the east side of Cinchado towards the west and underneath the old San Pedro gold mine.

Nora Project, Target Zones C/D - The Nora Project area hosts a complex swarm of copper-gold-mineralized barite veins and a series of broad zones of anomalous gold.  Assay results have been received and compiled for four of the holes (DDH-N-11-01A, -01B, -01C and N-11-02A) drilled in Zone C and Zone D of the Nora Project area.  The holes were designed to follow-up on a significant interval of high-grade gold mineralization (15.96 g/t over 7.66 meters) in pyritized and silicified diorite-clast breccia intercepted in drill hole N-04-05 during 2004, and to test a target concept to determine if a gold-mineralized breccia mantos/stratigraphic unit was possibly wide-spread beneath the area.

A set of three drill holes (DDH-N-11-01A, N-11-01B, N-11-01C) were drilled at various angles from the same pad location (drill pad N-11-01) in order to test the concept of a mantos/stratigraphic control.  A fourth drill hole (DDH-N-11-02A) was positioned to drill steeply southeastward across the target interval in similar fashion to the nearby original 2004 “discovery” drill hole.  Three of the holes (DDH-N-11-01A, N-11-01B, and N-11-02A) holes made successful intact intersections through the targeted stratigraphic interval of “black silica” matrix diorite breccia, and hole N-11-01C intersected a similar layer much higher in the hole than anticipated - but the intersections in these mantos/stratigraphic units did not have any significant gold content.

Highly anomalous amounts of gold and silver with highly anomalous copper were intersected from the surface (or near surface) to depths of about 40.0 to 60.0 meters in all three of the holes (DDH-N-11-01A, N-11-01B, N-11-01C) drilled from drill pad N-11-01) (see Table below). These shallow intersections appear to be related to two strongly quartz-sericite-pyrite altered vein/fault zones which trend through the vicinity of the drill pad (N-11-01).  The respective true widths of these intersections can only be estimated to be between 5 to 16 meters because the orientation of the drill holes was angled at a very acute angle (<100 to 200) to the steep westward dip of the vein/faults, thus smearing out the highly fractured intersections.   Because of the highly fractured rock, core recovery in these intervals was overall poor.   Other intervals of anomalous gold and copper were also intersected at greater depths in these holes and appear to be related to quartz-sericite-pyrite altered vein/faults.

Hole Number	From (m)	To (m)	Interval (m)	Gold Range (g/t)	Gold Avg. (g/t)	Silver Range (g/t)	Silver Avg. (g/t)	Copper Range (ppm)	Copper Avg. (ppm)
N-11-01A	11	18	7	0.274 - 2.69	1.34	4.3-7.2	5.47	1650-3330	2293
and	24	40.7	16.7	0.077-1.74	0.4	2.6-14	7.03	1180-11100	4173

N-11-01B	6	61.8	55.8	0.061-1.4	0.29	1.3-11.1	4.14	1010-51310	6090
and	80.3	91.2	10.9	0.174-1.75	0.55	0.8-3.4	2.23	61-9910	2222
and	221.8	224.2	2.4	0.258-1.04	0.55	3.5-6.4	4.58	3270-9980	7463

N-11-01C	17	41	24	0.048-2.72	0.5	0.6-7.9	2.92	993-4100	2361
and	50	58.8	8.8	0.062-1.095	0.57	1.4-3.0	2.34	215-2540	826
and	155	155.85	0.85		0.218		1.1		1405
and	164.6	165.5	0.9		0.161		5		12060
and	218	227	9	0.253-0.694	0.44	0.1-1.6	0.6	6.0-16.0	9

N-11-02A	350.4	352.2	1.8		1.575		2.6		2340
All lengths are down hole distances - true widths of the mineralized structures are not known

The additional information gleaned in these recent drill holes suggests that the interval of high-grade gold mineralization intersected in 2004 may be related to one of the steep (near vertical) fault/vein structures – perhaps comprising part of the wide mineralized quartz-sericite-pyrite alteration halo - instead of being part of a mantos-style (near horizontal/stratigraphic) layer.  The intervals of highly anomalous gold and silver with highly anomalous copper in these new holes all appear to be associated with quartz-sericite-pyrite altered fault/veins (vertical/steep oriented structures).

The complex swarm of copper-gold-mineralized barite veins and broad zones of anomalous gold present at surface in the Nora Project area may be leakage up from deeper-seated mineralization in vertical/steep oriented structures beneath the area.  The recent drill holes (DDH-N-11-01A, -01B, -01C) were oriented as steep-angle holes in order to test through mantos-style (near horizontal/stratigraphic) layers; however, a program of low-angled holes would need to be considered in order to test the nature and true width of vertical/steep oriented structures at depth in prospective Zones C and D and in the broader and more-strongly veined prospective Zone A.

From late March to mid May, 2012, we completed over 2,500 meters of drilling in 7 holes, summarized as follows:

●
Nora Project, Target Zones A/B - Four deep holes were drilled, N-11-03, -04, N-12-05A and N-12-06A/B.  Logging, sampling and assaying was completed on three of the holes and results are discussed below.  Processing of drill hole N-12-06A/B was in progress at the time of this report.

●	Milagro Project – Three deep holes were drilled, MW-12-01, -02 and -03. Logging, sampling and assaying of these holes was in progress at the time of this report.

●
Colorina Project – A second short drill hole was completed, MC-12-02 and a third drill hole, MC-12-01B was in progress at the time of this report.  This hole was designed to drill through a low angle thrust-fault and on to test an IP anomaly located on the eastern end of Titan 24 line 3.  Similar type IP anomalies also occur near the eastern end of Titan 24 lines 1 (Virgen de Carmen), 2 (east of Nora Zones C/D) and 4 (east Milagro).

●
Virgen de Carmen Project – At the time of this report, the second core drill rig was drilling east of the old copper/silver mine workings in the area to test for the source and or extension of the near surface mineralization.

Nora Project, Target Zones A/B - At the Nora Project area, two drill holes (DDH-N-11-03 and -04) were completed to test for possible stratigraphically-controlled gold mineralization and also investigate an IP chargeability anomaly.  Based on the mineralization features encountered, two more drill holes (DDH-N-12-05A and -06A/B) were then positioned further south as a follow-up test of a prospective package of sedimentary rocks peripheral to a prominent thick anhydrite layer encountered in both the first two drill holes.  A fourth drill hole (-06A/B) was completed and is being logged and sampled at the time of this report.

The Nora area includes four zones (A – D) of mineralized barite veins with strong gold and copper values (<0.005 to 17.8g/t Au, 14 to 25,500 ppm Cu).   Bulldozer trenching across these zones disclosed near-surface wide dispersal of anomalous gold values (<0.005 to 20.7g/t Au).  The geologic concept being drill tested was that the veins zones could have provided feeder systems to possible favorable stratigraphic intervals hosting gold and/or copper-gold sulfide mineralization over a laterally extensive area.  Hence, the IP (high) and near-coincident/slightly deeper resistivity (low) anomalies might reflect the presence of this style of mineralization.

DDH-N-11-03 was sited within Zone “B” in part to test the concept and IP anomaly in an area of veining.  DDH-N-11-04, though, was located between Zones “B” and “A” and was thus positioned within an area largely devoid of veins.  Interesting concentrations of pyrite with accessory chalcopyrite were noted with veining above and in the vicinity of a thick anhydrite layer in DDH-N-11-03.  These features were absent in DDH-N-11-04.  This led to DDH-N-12-05A being sited 800 meters to the south within Zone “A” as a stratigraphic test especially of the anhydrite interval.  The latter drill hole intersected thick intervals of strong albite-quartz, quartz-sericite and calc-silicate alteration – all strongly pyritized, and cut several well-mineralized (copper-gold sulfide) vein structures.  Importantly in DDH-N-12-05A, three prominent layers of massive pyrite + chalcopyrite comprising a five meter thickness were intersected immediately beneath the footwall of the anhydrite layer between 512 to 517 meters (drilling depths).  Significant assay results are shown in the table below.

Hole #	From (m)	To (m)	Width (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)
N-11-03	384.8	386.7	1.9	1.2	0.279	4.8	1.63
	564.1	567.9	3.8	2.5	0.38	2.97	0.165
N-11-04	545.5	546.5	1	0.7	1.16	3	2.21
N-12-05A	386.75	395.75	9	3.0	1.03	3.52	1.05
	459	462	3	1.5	0.807	3.3	1.96
	514.5	519	4.5	4.2	0.677	1.68	0.375
incl.	516.55	517.2	0.65	0.6	1.985	6.5	2.398

The IP/resistivity anomalies across the central part of the Nora Project area are caused by strong concentrations of disseminated pyrite comprising the quartz-sericite pyrite halos to the sulfide veins and calc-silicate-replaced stratigraphic intervals within Zones “B”, “C” and “D”.  DDH-N-11-04 was located between Zones “B” and “A” and did not intersect strong alteration or appreciable disseminated pyrite and only a few sparse sulfide veinlets.   The furthest south drill hole, DDH-N-12-05A found, within Zone “A”, much more intense alteration and pyritization, stronger pyrite-chalcopyrite veining, and appearance of massive pyrite-chalcopyrite layers in the footwall to the anhydrite layer.

Further drilling (three holes) to test the prospective anhydrite interval was carried out in an area located west of the Milagro mine; and core processing was in progress at the time of this report.

The above results and exploration activity is part of an ongoing drill program at Los Zorros, which is continuing at the time of this report.

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

Los Zorros Property Mineral Interests - As described below, the Company’s Chilean subsidiary, Minera Samex Chile, S.A, has a 100% interest in exploitation mining concessions covering approximately 7,774 hectares acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in additional exploitation mining concessions covering approximately 2,900 hectares adjacent to the Los Zorros Property.  The Company holds a 100% interest in the acquired concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

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

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid subsequent to the year) to a maximum of US$500,000 (paid), or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.

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

The Company also has an option to acquire approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros Property pursuant to the Aravena Option:

Aravena Option - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. (the “Aravena Option”), SAMEX can acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patent payments (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year); and US$90,000 by January 31, 2013.  No NSR is payable on these concessions.

Annual Patent Payments On the Company's Landholdings - Patents must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

Los Zorros Property Concession Names/Numbers:
FOXES 1 AL 8  #03201-8071-6; FOXES II 1 AL 2  #03201-8849-0; SELOMY 1 AL 30  #03201-9111-4; PLACER 20 1 AL 30  #03201-7005-2; PLACER 21 1 AL 30  #03201-7006-0; EL ZORRO VI 1 AL 30  #03201-7294-2; EL ZORRO VII 1 AL 30  #03201-7292-6; EL ZORRO VIII 1 AL 10  #03201-7295-0; EL ZORRO IX 1 AL 20  #03201-7293-4; EL ZORRO X 1 AL 30  #03201-7308-6; EL ZORRO XI 1 AL 30  #03201-7309-4;  EL ZORRO XII 1 AL 26  #03201-7310-8; EL ZORRO XIII 1 AL 29  #03201-7311-6; EL ZORRO XIV 1 AL 19  #03201-7312-4; EL ZORRO XV 1 AL 15  #03201-7313-2; NORITA 1-36  #03201-9564-0; LA CURIOSA 1-51  #03201-9563-2; EL ZORRO 16 B 1 AL 17  #03201-7666-2; EL ZORRO 17 1 AL 30  #03201-7667-0; EL ZORRO 18 1 AL 20  #03201-7668-9; EL ZORRO 19 1 AL 30  #03201-7669-7; EL ZORRO 20 1 AL 30  #03201-7670-0; EL ZORRO 21 1 AL 20  #03201-7671-9; EL ZORRO 1 AL 2  #03201-7664-6; THE FOXES ONE 1 AL 40  #03201-7185-7; THE FOXES TWO 1 AL 40  #03201-7186-5; THE FOXES THREE 1 AL 30  #03201-7187-3; THE FOXES FOUR 1 AL 20  #03201-7188-1; PIERNAS LARGAS 1 AL 16  #03201-7482-1; POLO 2  #03201-7485-6; POLO 3  #03201-7486-4; POLO 5  #03201-7488-0; EL ZORRO 22 1 AL 17  #03201-7606-9; EL ZORRO 23 1 AL 19  #03201-7607-7; BARBAS 1-7  #03201-3085-9; BARBAS 21-37  #03201-3086-7; BARBAS 41-68  #03201-3087-5; BARBAS 61-74  #03201-3088-3; BARBAS 81-100  #03201-3089-1; BARBAS 101-103  #03201-3090-5; CANDY 1 1-14  #03201-5547-9; COSTA PINTO(1/15) 1-4 Y 6-12  #03201-7094-K; ELISA 1 AL 4  #03201-0183-2; FLOR MARIA 1-74  #03201-2550-2; GOLD MINING I 1  #03201-6533-4; GRINGO 1-29  #03201-3941-4; GRINGO 31-60  #03201-3942-2; KARINA LXVIII 3-11  #03201-5553-3; LA COLORINA 1-15  #03201-2233-3; LA SOCIALISTA 1-20  #03201-3022-0; LA SOCIALISTA 11  #03201-1012-2; LAS VIZCACHAS 1-9  #03201-2483-2; LEONEOR 1-3  #03201-2489-1; MILAGRO 1-20  03201-2416-1; NORA I  #03201-0527-7; NORA II  #03201-2166-3; NORA TERCERA  #03201-2643-6; POLO 1  #03201-6687-K; POLO 2  #03201-6688-8; PLACER 22 1-20  #03201-6957-7; SAN PEDRO 1-5  #03201-1246-K; SANTA ROSA 1-20  #03201-2490-5; TRUENO I 1 AL 30 #03201-9332-K; TRUENO II 1 AL 30 #03201-9333-8; TRUENO III 1 AL 30 #03201-9334-6; TRUENO IV 1 AL 30 #03201-9335-4; TRUENO V 1 AL 30 #03201-9336-2; TRUENO VI 1 AL 30 #03201-9337-0; TRUENO VII 1 AL 30 #03201-9338-9; TRUENO VIII 1 AL 30 #03201-9339-7; TRUENO IX 1 AL 30 #03201-9340-0; TRUENO X 1 AL 20 #03201-9341-9.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile
Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amagro and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

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

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources at that time.

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

During 2011 we expanded our land holdings at the INCA property by exercising our option (the "Rojas Option") to purchase 20 hectares of mineral concessions by paying the balance of the Chilean Peso-equivalent of US$300,000 option price (US$150,000 of which the Company had previously paid) and staking addition concessions.  Our landholdings at the INCA project now consist of approximately 8,866 hectares of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option.  We are also in discussions with Minera Porvenir concerning the acquisition of an additional 2,138 hectares of mineral interests in the INCA project area held under the disputed Minera Porvenir Option.

We are continuing our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

INCA Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has 100% interest in exploitation mining concessions that cover approximately 8,866 hectares acquired by staking, purchase at government auction, and by the Araya Option, the Rojas Option/Purchase, and the Viscacha I Purchase as described below:

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

Rojas Option/Purchase - The Company acquired 100% interest in 20 hectares of mineral concessions within the greater INCA project area for consideration of payments totaling U.S. $300,000 (paid).  No royalty is payable on these concessions.

Vizcacha I Purchase – The Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

Annual Patent Payments On the Company's Landholdings - Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

INCA Property Concession Names/Numbers:
BLANCA O CONSUELO #03102-0525-3; CONCEPCION 1-6  #03102-0897-3; JUSTA 1  #03102-0581-8; PROVIDENCIA 1-9  #03102-1054-4; VIZCACHA 1-2  #03102-2609-2; VIZCACHA 1  #03102-2300-K; IRLANDA I 1/ 3  #03102-3047-2; IRLANDA II 1/ 2  #03102-3048-0; IRLANDA IX 1-3  #03102-3112-6; IRLANDA IV 1/4  #03102-3050-2; IRLANDA V 1  #03102-3051-0; IRLANDA VI 1   #03102-3052-9; IRLANDA VII 1  #03102-3053-7; IRLANDA VIII 1  #03102-3054-5; IRLANDA XI 1 AL 9  #03102-3056-1; IRLANDA XII 1 AL 20  #03102-3057-K;  IRLANDA X 1 AL 4  #03102-3055-3; MONTANA TRES 1 AL 30  #03102-3419-2; MONTANA CUATRO 1 AL 30  #03102-3420-6; MONTANA VII 1 AL 30  #03102-3533-4; LINDA I 1 AL 50  #03102-3044-8; LINDA II 1  # 03102-3045-6; LINDA III 1 AL 3  #03102-3046-4; MONTANA UNO 1 AL 30  #03102-3417-6; MONTANA DOS 1 AL 30  #03102-3418-4;  MONTANA CINCO 1 AL 30  #03102-3392-7; MONTANA 15 1 AL 10  #03102-3439-7;  MONTANA 16 1 AL 10  #03102-3440-0;  MONTANA 18 1 AL 10   #03102-3442-7; MONTANA 19 1 AL 30  #03102-3551-2; MONTANA 21 1 AL 30  #03102-3444-3;  MONTANA II 1 AL 30  #03102-3528-8; MONTANA VI 1 AL 30  #03102-3532-6; MONTANA VIII 1 AL 30  #03102-3534-2; MONTANA IX 1 AL 20  #03102-3535-0; MONTANA III 1 AL 20 #03102-3529-6; COLUMBIA VIII 1 AL 20 #03102-3578-4; PUNTILLA #03102-0675-K; MATILDE 3 AL 4 #03102-0674-1; AURORA #03102-0692-K; CHABELITA I #03102-D295-K;CHABELITA II #03102-D296-8; CHABELITA III #03102-D297-6; CHABELITA IV #03102-D298-4; CHABELITA V #03102-D299-2; CHABELITA VI #03102-D300-K; CHABELITA VII #03102-D301-8; CHABELITA VIII #03102-D302-6; CHABELITA IX #03102-D364-6; CHABELITA X #03102-D365-4; CHABELITA XI #03102-D303-4; CHABELITA XII #03102-D304-2; CHABELITA XIII #03102-D305-0; CHABELITA XIV #03102-D306-9; CHABELITA XV #03102-D307-7; CHABELITA XVI #03102-D308-5; CHABELITA XVII #03102-D309-3; CHABELITA XVIII #03102-D310-7; CHABELITA XIX #03102-D311-5.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

CHIMBEROS PROPERTY, Chile
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

Chimberos Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has 100% interest in exploitation mining concessions that cover an area of approximately 1,672 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.

Annual Patent Payments On the Company's Landholdings - Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

Chimberos Property Concession Names/Numbers:
TRES PUNTAS I 1 AL 38  #03201-7314-0; TRES PUNTAS II 1 AL 20  #03201-7315-9; TRES PUNTAS III 1 AL 20  #03201-7316-7; TRES PUNTAS IV 1 AL 20  #03201-7317-5; TRES PUNTAS V 1 AL 20  #03201-7318-3; TRES PUNTAS VI 1 AL 4  #03201-7319-1; TRES PUNTAS VII  #03201-7320-5; TRES PUNTAS XIII 1 AL 30  #03201-7323-K; TRES PUNTAS XIV 1 AL 53  #03201-7324-8; PUNTITA 1, 1 AL 4  #03201-8590-4; PUNTITA 2, 1  #03201-8638-2; PUNTITA 5, 1  #03201-9641-2; PUNTITA 6, 1  #03201-8642-0; PUNTITA 7, 1  #03201-8643-9; PUNTITA 8, 1  #03201-8591-2; PUNTITA 9, 1  #03201-8592-0; PUNTITA 10, 1 AL 5  #03201-8593-9; PUNTITA 11, 1  #03201-8594-7; BUENA ESPERANZA  #03201-0128-K; COLORADA 1-4  #03201-0981-7; DOS AMIGOS 1 AL 5  #03201-2242-2; GLORIA 1-2  #03201-1341-5; HILDA 2 AL 6  #03201-1765-8; INDEPENDENCIA 1-2  #03201-1157-9; PEHUENCHA  #03201-0065-8; RECOVECO 1 AL 10  #03201-1330-K; SALVADORA  #03201-1838-7; ZIG-ZAG  #03201-0195-6.

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 517 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

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

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009.  Due to the inactivity on the Bolivian properties, the property interest for the Eskapa Property, the El Desierto Property and the Santa Isabel Property was each written down to a nominal value of $1,000 resulting in a combined valuation of only $3,000 for our Bolivian properties at December 31, 2011.

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

Patent fees must be paid annually to maintain the mining concessions.  In December 2011 we paid patent fees equal to approximately US $640 to cover the annual patents on the El Desierto Property until the end of February 2013.

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

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   We expended more than one million dollars exploring the Eskapa property.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.  Since the property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

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

At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.   The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.  Ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing involving several thousand meters of core drilling or the driving of access tunnels to test beneath the zones.  During fiscal 2007 we completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

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

Patent fees must be paid annually to maintain the mining concessions.  In December 2011 we paid patent fees equal to  approximately US $11,990 to cover the annual patents on the Eskapa Property until the end of February 2013.

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

4.D. Property, Plants and Equipment.

We do not own any of our offices.  Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada that we rent on a month-to-month basis at a monthly cost of $2,129 including rent/taxes/operating costs.  We have a field-office/residence in Copiapo, Chile that we rent on a month to month basis at a cost of approximately US$1,570 per month which also functions as a residence for our Chilean geologic and support staff.    See “Business Overview” for a description of our mineral exploration properties.

Item 4.A. Unresolved Staff Comments.

Not Applicable.

Item 5. Operating And Financial Review And Prospects

Conversion to International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS in its financial statements for the year ended December 31, 2011. These are the first annual financial statements of the Company under IFRS.  The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 12 "Transition To IFRS" of our consolidated financial statements for year ended December 31, 2011.  As required by the accounting standard “IFRS 1 - First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differ in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2011, compared to the fiscal year ended December 31, 2010.  The discussion should be read in conjunction with the Company's consolidated financial statements to December 31, 2011 and the related notes included in Item 18 of this report.  In order to synchronize the difference in year ends, the consolidated financial statements for the 2011 fiscal year include the accounts of the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2011 to September 30, 2011 and the first quarter of their 2012 fiscal year from October 1, 2011 to December 31, 2011.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See “Special Note Regarding Forward Looking Statements” and Risk Factors”.

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

Significant factors affecting our operations over the past several years has been the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals.  However, during 2011, lingering effects of the financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, the decline of the US dollar as a reserve currency and a growing sovereign debt crisis - contributed to a significant increase in the demand for, and in the price of, gold and silver.  We believe this trend is likely to continue through the next year and possibly beyond.  Improvement in metal prices also brought a corresponding improvement in the market for securities of precious metal exploration companies and our ability to raise capital during 2010 and 2011.  While uncertainty over global financial conditions has lead to significant increases in the price of gold and silver, it has also led to significant market instability and more recently, a decline in the market for junior resource companies.  While we anticipate that improved metal prices will in due course improve the market for the securities of junior gold and silver explorers and therefore our ability to secure additional equity financing, the timing and extent of such effects cannot be accurately predicted.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

Treatment of Mineral Property Costs

As we are at the exploration stage on our mineral properties, we capitalize the acquisition and exploration costs including the costs of acquiring licenses and costs associated with exploration and evaluation activity of our properties under IFRS.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Accounting Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.  Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

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

Stock-Based Compensation

We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.  See Item 6.B “Compensation – Incentive Stock Options”.

5.A. Operating Results

Overview Of Results For The  Fiscal Year Ended December 31, 2011 (“FYE 2011”)

The following section contains a summary of our operating results for the fiscal year ended December 31, 2011, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly economic trends that affect the price of the commodities we explore for or those that affect the market for our securities.  See Item 5.D “Trend Information”.

The Company raised substantial private placement funding during the later part of 2010 and received significant proceeds from the exercise of warrants during 2011, which allowed us to increase our staff and expand our exploration activities and expenditures during 2011 as compared to 2010.  Costs for categories such as exploration and evaluation assets, mineral interests administration and investigation, office and miscellaneous, salaries and benefits, and travel and promotion correspondingly increased over the expenditures during 2010.  For the year ended December 31, 2011, "Exploration And Evaluation Assets" costs totaled $3,345,249 (2010 - $1,314,972) and "Mineral Interests Administration And Investigation" expenses totaled $287,369 (2010 - $208,939).

Los Zorros Property, Chile - The Los Zorros property consists of multiple project areas that have now been strategically expanded to cover more than 100 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.   What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity. The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

The Company has 100% interest in approximately 7,774 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts, and we further expanded the Los Zorros land holdings during 2011 by signing the Aravena Option to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property.  The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas that are yet to be systematically explored.  Of particular significance, at the date of this report, the only acquisition payment remaining on our extensive accumulated land holdings at Los Zorros is the final Aravena Option payment of US$90,000 due by January 31, 2013.

During the first quarter of 2011, the Company continued a drilling program at Los Zorros that had commenced during 2010.  In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter of 2011, and is still in progress at the date of this report.  During the later part of 2011 the Company engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp.  We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.

Exploration at Los Zorros during 2011 included drilling 13 core drill holes for a total of 6,335 meters drilled. See Item 4. Information On the Company - Description of Property - "Los Zorros Property" for details concerning exploration results and activities on the Los Zorros Property.  Exploration and Evaluation Assets costs related to the Los Zorros Property totaled $3,010,043 (including $774,491 of stock-based compensation capitalized to the Los Zorros Property) for the year ended December 31, 2011.  The major private placement funding we secured in the fourth quarter of 2010 along with proceeds of more than $4.6 million from exercise of warrants during 2011 has provided us with the financial resources to explore numerous project areas and prospective targets within the Los Zorros property holdings.

INCA Property, Chile - During 2011, we expanded our land holdings at the INCA property by exercising our option (the "Rojas Option") to purchase 20 hectares of mineral concessions by paying the balance of  the Chilean Peso-equivalent of US$300,000 option price (US$150,000 of which the Company had previously paid) and staking addition concessions .  Our landholdings at the INCA project now consist of approximately 8,866 hectares of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option.  We are also in discussions with Minera Porvenir concerning the acquisition of an additional 2,138 hectares of mineral interests in the INCA project area held under the disputed Minera Porvenir Option.

We are continuing our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

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

The trends during 2010 and 2011 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.  As favourable trends continued, during 2011 we received proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options.  See Item 5.D “Trend Information”.

Gold and Silver Bullion Holdings - Management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.  Physical gold and silver bullion are highly liquid and are readily convertible to cash as required.  During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the end of fiscal 2010, the Company’s “Gold and Silver Bullion Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a fair value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash.  During the second quarter ended June 30, 2011, the Company used a portion of its cash to purchase approximately $999,980 worth of gold bullion to hold in lieu of cash.  During the fourth quarter ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 which resulted in a gain of $229,706 and purchased $509,140 worth of silver ounces.  At December 31, 2011, the Company held 87,362.448 grams of gold and 50,018.674 ounces of silver which had a fair value of $5,807,372. The fair value of the Company's gold and silver bullion holdings is determined by the closing prices of gold and silver at the date of the period/year end and also the US dollar exchange rates on these dates.  Gold and silver bullion is measured at fair value through the statement of comprehensive loss.  There was a gain of $433,233 on the gold and silver bullion holdings for fiscal 2011.

Bolivia: Bolivian Properties Remain In “Care And Maintenance” Status – In 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  In the several years leading up to this decision, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  Each year, we continue to pay the annual patentes required to maintain the mineral concessions.  Due to the inactivity on the Bolivian properties, the property interest for the Eskapa Property, the El Desierto Property and the Santa Isabel Property was each written down to a nominal value of $1,000 resulting in a combined valuation of only $3,000 for our Bolivian properties at December 31, 2011.   While we hope we will be able to return to exploring our Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

Plans and Projections – SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also continue to conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Summary for Fiscal 2011 - During the first quarter of 2011, the Company continued a drilling program at Los Zorros that had commenced during 2010.  In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter.  During the later part of 2011 the Company engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp.  Exploration at Los Zorros during 2011 included drilling 13 core drill holes for a total of 6,335 meters drilled.  We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.

During 2011 we also further expanded the Los Zorros land holdings: we entered into a Unilateral Option Contract dated June 28, 2011 with Cristian Marcelo Aravena Caullan (the “Aravena Option”) to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property by paying the 2011/2012 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year) and U.S. $90,000 due January 31, 2013.

During the first quarter, the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Option”.

During 2011 we expanded our land holdings at the INCA property by exercising the Rojas Option to purchase 20 hectares of mineral concessions and staking addition concessions.

For the year ended December 31, 2011, "Exploration And Evaluation Assets" costs totaled $3,345,249 (2010 - $1,314,972) and "Mineral Interests Administration And Investigation" expenses totaled $287,369 (2010 - $208,939).

Our assets categorized in the Consolidated Statements Of Financial Position as “Exploration And Evaluation Assets" increased to $13,625,896 at December 31, 2011 as compared to $10,299,789 at December 31, 2010.

The amount of cash on hand at December 31, 2011 was $3,991,264 compared to $4,870,337 at December 31, 2010 and the Company's "Gold and Silver Bullion" holdings had a fair value of $5,807,372 at December 31, 2011 compared to a fair value of $4,107,333 at December 31, 2010.  The Company's total assets were $23,654,987 at December 31, 2011 compared to $19,366,455 at December 31, 2010.  At December 31, 2011, we were debt-free, apart from accounts payable and accrued liabilities of $89,211 compared to $91,890 at December 31, 2010.

The Company raised substantial private placement funding during the later part of 2010 and received significant proceeds of $4,675,500 from the exercise of warrants during 2011, which allowed us to increase our staff and expand our exploration activities and expenditures during 2011 as compared to 2010.  Expenditures for categories such as exploration and evaluation assets costs, mineral interests administration and investigation costs, office and miscellaneous, professional fees, salaries and benefits, and travel and promotion have correspondingly increased over the 2010 expenditures.

The following comments relate to certain categories in the consolidated financial statements to December 31, 2011:

Statements of Financial Position
“Gold and Silver Bullion” - During the first quarter of fiscal 2011, the Company used a portion of its cash to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash.  During the second quarter ended June 30, 20011, the Company used a portion of its cash to purchase approximately $999,980 worth of gold bullion to hold in lieu of cash.  During the fourth quarter ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 which resulted in a gain of $229,706 and purchased $509,140 of silver ounces.  At December 31, 2011, the Company held 87,362.448 grams of gold and 50,018.674 ounces of silver which had a fair value of $5,807,372.  The fair value of the Company's gold and silver bullion holdings is determined by the closing prices of gold and silver at the date of the period/year end and also the US dollar exchange rates on these dates. There was a gain of $433,233 on the gold and silver bullion holdings for fiscal 2011.  Physical gold and silver bullion are highly liquid and are readily convertible to cash.

Consolidated Statements of Comprehensive Loss
"Interest and Bank Charges" - includes vault fees for storage of the Company's gold and silver bullion holdings.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to  exploration and evaluation assets and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.  Also includes purchase of new computer software for mapping/geology and other programs.

"Salaries and Benefits" - includes bonus payments described in Note 9 to the consolidated financial statements.

“Stock-Based Compensation” – During the year ended December 31, 2011, the Company granted stock options to consultants, employees, directors and officers on a total of 2,825,000 shares at $0.70 to $1.50 per share with fair values on the grant dates of $3,400,912 of which $2,626,421 was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation” and $774,491 was capitalized to the Los Zorros Property exploration and evaluation assets in relation to options granted to geologist working on the Los Zorros Property.  Stock-based compensation costs (the fair value of the options at the grant date) are determined using the Black-Scholes option pricing model which involves the selection of highly subjective assumptions.  The following assumptions were used for the Black-Scholes valuations of the stock options granted during the 2011:  Expected dividend rate – 0%; Expected stock price volatility – 114% to 135%; Risk-free interest rate – 1.43% to 3.38%; Expected life of options – 5 to 10 years.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model may not provide a consistently reliable measure of the fair value cost of the stock options.

"Gain On Gold And Silver Bullion" - Gain of $433,233 - gains or losses are related to the rising or falling prices of gold or silver and the fair value of the Company's gold and silver bullion holdings determined by the closing prices of gold and silver at the date of the period ends and also the US dollar exchange rates on these dates.

Statement of Changes In Shareholders' Equity
"Warrant Extension" - the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year.  This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit.

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

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  The principal external factors in 2010 resulted from the lingering effects of the severe global financial crisis which took place in the two preceding years, and various government responses to it.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009. While 2010 saw significant economic improvement in certain parts of the world, particularly in developing countries, the effects of the financial crisis continued in many places - particularly the United States and Euro-zone countries, which have continue to suffer from slow growth and high levels of unemployment.  Further, likely due in part to high levels of government fiscal stimulus and other responses to the financial crisis, a new range of issues began to emerge in 2010, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These factors in turn resulted in international bailouts of Greece and Ireland, and growing concern over the fiscal stability of Spain and Portugal.  In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, repeated "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency, and serious concern over economic retrenchment.  At the same time, likely in response to global economic conditions, the price of gold soared during 2010 from a low of $1,058 in February, 2010 to over $1,400 in December 2010, climbing even further to a record price of over $1,500 in April of 2011.  Silver had an even more spectacular climb from a low of $15.14 in February 2010 to over $30 in December, reaching over $46 by April.  Further, the market for the shares of junior precious metal explorers also improved significantly, offering greater access to capital to fund exploration of our gold and silver projects in Chile.

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

Los Zorros Property, Chile  – Our Los Zorros property holding consists of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

●	the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

●	the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

●	the property is also the locus of younger porphyry intrusions.

●
clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

●
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

Trends and Financing - Over the past several years, we have experienced a number of important external changes including economic trends in the market place that had an affect on our overall performance.  We believe these economic trends are likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.  See Item 5.D “Trend Information”.

In the fourth quarter of 2010, we completed a private placement of 17,583,720 units at $0.50 per unit.

Gold and Silver Holdings - During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010

INCA Property, Chile - Option Payments Not Made On Minera Porvenir Option and Rojas Option - In fiscal 2009, we concluded that, although some of the results of the Phase I exploration that we conducted at INCA from 2006 to 2008 (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not identify the presence of the wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large-scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so.  Further, certain portions of the INCA property were covered by option agreements for which payments came due in March and April of 2009. Under the “Minera Porvenir Option”, which covers a 2,138-hectare portion of the INCA project, a final payment of US$1,000,000 (which would entitle us to 100% of the Property) was due March 31, 2009, less an amount required to resolve certain title issues on a 85-hectare portion of the property (which remains unresolved).  Under the “Rojas Option” which covers a 20-hectare portion of the INCA project, a final payment of US$150,000 was due April 30, 2009.  We did not make the payment under the Rojas Option at the time but subsequently made the final payment and purchased a 100% interest in the concecssions in FYE 2011.  In the case of the Porvenir Option, we considered, among other things, the fact that the optionor had not resolved title issues with respect to a portion of the property covered by the option and therefore was not able to deliver title to the entire optioned property, or for us to determine the appropriate adjustment to the final option price.  We also determined,, that, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, payment of the option payments was not economically justified at the time.  These two option agreements provided that the owner may terminate the option on default by giving 30 days written notice.  At the date of this report, we have not received written notice of default under the Porvenir Option.  We are of the view that the optionor cannot at this time give valid notice of termination under the Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reason, notice of termination is given for these properties, which is held to be valid, we may be required to relinquish the option on this portions (2,138 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.  We are currently in discussions with Minera Porvenier with respect to purchase of the concessions covered by the Porvenier Option on existing or amended terms.

Our landholdings at the INCA project consist of approximately 3,488 hectares of prospective and strategic concessions including the Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option”.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option, however, as disclosed above, the Company has not made the final option payments on this option.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.

Bolivia - Bolivian Properties Remain In “Care And Maintenance” Status – In 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  For several years, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

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

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources 2011 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the year ended December 31, 2011.  We realized a net and comprehensive loss of $3,845,201 for the year ended December 31, 2011 or $0.03 per share compared to a net and comprehensive loss of $1,091,350 for the year ended December 31, 2010 or $0.01 per share.  The net and comprehensive loss for the year ended December 31, 2011 includes a stock-based compensation expense of $2,626,421 (determined by the fair values on the grant dates) for stock options granted during the year.  Losses are a reflection of our ongoing expenditures on our mineral property exploration and evaluation assets which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the cash and gold and silver bullion on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs over the next year.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including project areas at Los Zorros.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash and gold and silver bullion on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Financing 2010 to 2011 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  2010 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows: during the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

During fiscal 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options as follows: during the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550 from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.  During the second quarter ended June 30, 2011 the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.  During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

Use Of Proceeds 2010 to 2011
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

For the year ended December 31, 2011, our exploration and evaluation assets costs totaled $3,345,249 and mineral interests administration and investigation expenses totaled $287,369.

Anticipated Capital Requirements - Based on the cash and gold and silver bullion on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash and gold and silver bullion on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (See Item 5.F “Tabular Disclosure of Contractual Obligations”) and other operating expenses in the normal course of business.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.C. Research and Development, patents and licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D. Trend Information

We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally remain strong or increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During 2011, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis, as well as the impact of measures taken to counteract its effects.  While improvements were noted, particularly in Canada and certain emerging economies, many parts of the world experienced only modest or negative growth in 2011.  The United States continued to experience sluggish growth and persistent high levels unemployment along with large fiscal deficits and unprecedented levels of government debt, which reached a staggering $15.18 trillion by December 31, 2011.  These and other factors gave rise to mounting concerns about the ability of the US government to manage its sovereign debt and led to the historic loss of its AAA credit rating during 2011.  Conditions throughout the Euro-zone area continued to deteriorate with most member countries experiencing very low or negative growth by, and growing concern over a possible sovereign debt default in Greece and other countries, leading to widespread concern over the possible collapse of the Euro-zone as now constituted, the failure of the Euro as an international reserve currency and the possibility of contagion.  In addition, new concerns began to develop over the appearance of asset bubbles in China, leading to fears of a wider slowdown.

In light of, and likely in response to these and other factors, the price of gold rose significantly during 2011 reaching over $1,900 in August, 2011 before dropping back to a $1,600 to 1,700 range.  Silver rose to over $48 in April 2011 before dropping back to a $30-32 range by year-end.  Along with the increase in precious metal prices, the market for shares of junior precious metal explorers also improved, offering greater access to capital during the first half of 2011.  Since then, while precious metal prices have remained relatively strong with some volatility, the market for the shares junior exploration companies has declined significantly, making it much more difficult for companies such as us to raise capital for exploration.  While this has not had a direct effect on the Company since we currently have sufficient funds on hand to cover our anticipated expenditures during the upcoming year and beyond, it may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our programs.  See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.E. Off Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements out of the ordinary course of business.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems – Our working capital, excess cash, and gold and silver bullion holdings are readily redeemable and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at May 23, 2012 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Aravena Option (1) Optional Payment	US$90,000	US$90,000
Capital (Finances) Lease Obligations	NIL
Lon-term Debt Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payment US$90,000	Option Payment US$90,000

(1) This is the final option payment pursuant to a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. whereby we have the option to purchase approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property. (see Note 7 “Mineral Exploration Assets” to the Consolidated Financial Statements) (see Item 4.B "Description of Property", "Los Zorros Property, Chile").

5. G. Safe Harbor

Information provided pursuant to Items 5.E and 5.F may contain forward-looking information which may vary from actual results.  See “Special Note Regarding Forward Looking Statements”.

Item 6. Directors, Senior Management And Employees

6.A. Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, and their positions and offices at May 23, 2012. All our directors are residents of Canada, with the exception of Robert Kell, a resident of the United States. None of our directors serve as directors for other public issuers except for independent directors Allen Leschert, who is also a director and officer of Northaven Resources Corp., and Malcolm Fraser, who is a director and officer of Northaven Resources Corp. and Tearlach Resources Limited and a director of Norzan Enterprises Ltd., all of which are TSX Venture Exchange listed companies.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeffrey P. Dahl, 50 Abbotsford, British Columbia President and Director (son of Peter Dahl)	Our President, Chief Executive Officer, Investor Relations	November 3, 1995	November 3, 1995
Peter J. Dahl, 71 Abbotsford, British Columbia Chairman and Director (father of Jeffrey Dahl)	Consultant; Counselor for Garden Ministries Society from 1997 to present	August 7, 2001	November 3, 1995
Robert Kell, 61 Missoula, MT & La Paz, Bolivia Vice President - Exploration and Director	Geologist, our Exploration Manager from November 1995 to present;	November 3, 1995	June 11, 1996
Allen D. Leschert, 55 West Vancouver, British Columbia Director	Barrister and Solicitor with Leschert & Company Law Corporation	N/A	November 3, 1995
Larry D. McLean, 62 Abbotsford, British Columbia Vice President - Operations and Director (husband of Brenda McLean)	Our Operations/Administration Manager/Chief Financial Officer from November 1995 to present	November 3, 1995	November 3, 1995
Malcolm B. Fraser, 74 Gibsons, British Columbia Director	Management Consultant for various public and private natural resource companies	N/A	January 6, 2011
Brenda McLean, 60 Abbotsford, British Columbia Corporate Secretary (wife of Larry McLean)	Our Corporate Secretary from 1995 to present	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

6.B. Compensation.

During the year ended December 31, 2011, employees who are also directors or officers of the Company were paid salaries totaling $508,431 including $177,000 to Jeffrey Dahl, our President and Chief Executive Officer, $146,631 to Robert Kell, our Vice President-Exploration, $114,000 to Larry McLean our Vice President–Operations and Chief Financial Officer, and $70,800 to our Corporate Secretary, Brenda McLean. Compensation for all of our executives is subject to review and approval by the Compensation Committee. See Item 6.C “Board Practices – Compensation Committee”.

Also during the year ended December 31, 2011, upon the recommendation of the Compensation Committee, the Company paid bonuses totalling $185,000 to employees who are also directors or officers of the Company as follows:  a one-time bonus of $150,000 to Jeffrey Dahl, our President and Chief Executive Officer, as recognition of exceptional performance in putting the Company on a sound financial basis during 2010; the Company paid a one-time payment of $20,000 to Robert Kell, our Vice President-Exploration, as a performance bonus for 2010 and an adjustment for United States medical cost allowance; the Company paid a one-time payment of $10,000 to Larry McLean our Vice President–Operations and Chief Financial Officer as a performance bonus for 2010; the Company paid a one-time bonus of $5,000 to Brenda McLean, the Corporate Secretary of the Company.

The Company entered into formal agreements with its senior staff (Jeff Dahl, Larry McLean, Brenda McLean, Rob Kell and Phil Southam) effective October 1, 2011 reflecting compensation and terms of employment in effect as at that date, which formalized prior verbal arrangements with such individuals as at that date and clarified certain provisions respecting employment duties, use of confidential information, and provisions applicable upon cessation of employment.  Among other things, the agreements, all of which are in similar form, provided that all confidential information held or work product developed by the employee will remain the property of the Company upon termination.   The Agreements also provided that if the employee were terminated for ‘cause’ (as interpreted by courts in Canada), the employee would be entitled only to compensation (salary, expenses, bonuses and stock options) (“Compensation”) earned up to the time of termination, but if terminated without ‘cause’, including constructive termination due to a material change in the employee's conditions of employment, remuneration, position, duties or reporting structure, within 24 months following a change of control, the Company will be required to either give prior notice of such proposed termination for terms ranging from 18 to 24 months (the “Notice Period”) or pay Compensation which would have been payable during the Notice Period in lieu.  The employee is also required to remain available on a limited consulting basis for the purpose of providing documentation and information arising from their prior employment for an additional period after termination equal to the Notice Period in consideration for retention during such period of any incentive stock options held by them at termination.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $65,982 for legal services during the year ended December 31, 2011.  During the year ended December 31, 2011, Malcolm Fraser, one of our directors, charged $2,800 for conducting research and consulting for the Company.  During 2011, the Company granted stock options to directors and officers on 1,900,000 shares at a price of $1.50 per share with a fair value on the grant date of $2,430,335.

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

During the first quarter ended March 31, 2011, the Company granted a stock option to a new director for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $132,130 that was expensed in the statements of comprehensive loss in the category “Stock-based compensation”.  During the second quarter ended June 30, 2011, the Company granted options on 525,000 shares at $1.50 per share to consultants and employees of the Company, and options to directors and officers on 1,900,000 shares at a price of $1.50 per share with a fair value on the grant date of $3,101,875, of which a $2,494,291 portion was expensed in “Stock-based compensation” and $607,584 was capitalized in exploration and evaluation assets in relation to stock options granted to geologists working on the Los Zorros Property.    During the second quarter, an option on 100,000 shares at $0.20 per share was exercised for proceeds of $20,000.  During the third quarter ended September 30, 2011, the Company granted a stock option on 100,000 shares at $1.40 per share with a fair value on the grant date of $111,894 that was capitalized in exploration and evaluation assets in relation to the option granted to a geologist working on the Los Zorros Property.  During the third quarter, one of our directors exercised a stock option to acquire 200,000 shares at $0.20 per share for proceeds of $40,000 to the Company.  During the fourth quarter ended December 31, 2011, the Company granted a stock option on 100,000 shares at $0.70 per share with a fair value on the grant date of $55,014 that was capitalized in exploration and evaluation assets in relation to the option granted to a geologist working on the Los Zorros Property.

At May 23, 2012 options were outstanding to acquire 11,555,000 shares as shown in the table below.  They consist of options to purchase an aggregate of 9,270,000 common shares granted to our directors and/or officers and options to purchase an aggregate of 2,285,000 common shares granted to our employees or consultants as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 200,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm Fraser	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021

Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	20,000 50,000 30,000 25,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010 May 2, 2011	60,000 60,000 30,000 110,000 200,000	$0.70 $0.20 $0.20 $0.35 $1.50	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015 May 2, 2021
Justin Milliard	Sep 6, 2011	100,000	$1.40	Sep 6, 2016
Lauren Foiles	Dec 7, 2011	100,000	$0.70	Dec 7, 2016

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

Audit Committee

Our Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee functions under a Charter adopted by the Board of Directors.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor.  The Audit Committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters.  The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

Compensation Committee

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

6.D. Employees.

We had from 21 to 27 employees during 2011 with 27 employees at the year-end of December 31, 2011.  At May 23, 2012, we had 27 employees, four of which are also our directors or officers.  A summary of employees over the last three fiscal years is set out below.  The majority of our employees during 2011 were involved in activities related to our mineral exploration properties in Chile.  None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per Category and Total at Year End
		Canada	Chile	Bolivia
December 31, 2011	Exploration	-	22	-	22
	Administrative/Office	4	1	-	5
	Total:			-	27
December 31, 2010	Exploration	-	16	-	16
	Administrative/Office	4	1	-	5
	Total:	4	17	-	21
December 31, 2009	Exploration	1	12	-	13
	Administrative/Office	4	1	-	5
	Total:	5	13	-	18

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 23, 2012.  There were 126,733,719 common shares issued and outstanding as of May 23, 2012.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at May 23/12	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Jeffrey P. Dahl President and Chief Executive Officer/Director	1,080,000.85%		350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter J. Dahl Chairman/Director	826,600.65%		350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert E. Kell Vice President Exploration / Director	545,000.43%		350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry D. McLean Vice President – Operations and Chief Financial Officer / Director	511,525.40%		350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen D. Leschert Director	229,344	0.18%	350,000 150,000 150,000 200,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm B. Fraser Director	-	-	200,000 225,000	$0.70 $1.50	January 6, 2021 May 2, 2021
Brenda McLean Corporate Secretary	303,975.24%		175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021

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

Item 7. Major Shareholders And Related Party Transactions

7.A. Major Shareholders.

As at April 30, 2012, 126,727,227 common shares of the Company were issued and outstanding.  At that date, we had 140 shareholders of record with addresses in the United States holding an aggregate of 41,679,444 common shares representing 32.89% of our common shares.  A further 38,627,754 shares are beneficially held by seven shareholders known by management to be U.S. residents, with shares representing an additional 30.5% of our common shares. To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares at April 30, 2012 except as follows:

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

Mr. Sadeghpour acquired his shares by way of private placements and open market purchases.  His position (which includes shares held by Sasco Partners LP) increased to in excess of 5% upon purchase of a private placement of 10,164,000 units (each of which was comprised of 1 share and 1 warrant) which, together with shares and warrants then held by him increased his security holding position to 11,887,667 shares and 11,025,834 warrants, representing approximately 9.97% of the Company’s then issued and outstanding shares (22,913,501 shares representing 17.6% upon exercise).  The warrants issued under the second placement contained certain restrictions blocking exercise where his holdings would thereby increase to 10% (the “10% Blocker Restriction”) or 20% (the 20% Blocker Restriction”) of the Company’s issued and outstanding shares, unless certain conditions were met.  Mr. Sadgedepour’s position increased to in excess of 10% by market purchase of 105,000 shares made prior to December 28, 2010 and then increased again to in excess of 25,618,468 shares representing over 20% of the Company’s then issued and outstanding shares as a result of additional market purchases made prior to April 27, 2011.  The shareholders, by way of special resolution passed at the Annual General Meeting held on June 7, 2011, agreed to remove the “20% Blocker Restriction” contained in the warrants allowing him to increase his share position beyond 20%.  His position increased to 29,484,368 shares (23.26% of the Company’s shares then issued and outstanding) as a result of further market purchases made up to December 14, 2011.

The above information was supplied by the Company’s transfer agent, Computershare Investor Services or was provided by the respective shareholders directly or through public filings on the SEDAR and SEDI filling systems.  All of our common shares have identical voting rights.

7.B. Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the last completed fiscal year ended December 31, 2011 and the subsequent period to May 23, 2012, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Stock Options Granted to Related Parties:

Related Party Name/Position	Date Option Granted	# of Shares Granted	Exercise Price/Share	Expiry Date
Jeffrey Dahl Director, President, CEO	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Peter Dahl Director and Chairman	Sep 4, 2009 May 2, 2011	400,000 225,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Robert Kell Director, Vice President - Exploration	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Larry McLean Director, Vice President – Operations, CFO	Sep 4, 2009 May 2, 2011	625,000 375,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Allen Leschert Director	Sep 4, 2009 May 2, 2011	400,000 225,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Malcolm B. Fraser Director	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean Corporate Secretary	Sep 4, 2009 May 2, 2011	250,000 100,000	$0.20 $1.50	Sep 4, 2019 May 2, 2021
Patricio Kyllmann Former Director	Sep 4, 2009	100,000	$0.20	Sep 4, 2019

Stock Options Exercised by Related Parties:

Related Party Name/Position	Date Option Exercised	# of Shares Exercised	Exercise Price/Share	Proceeds To The Company
Patricio Kyllmann Former Director	May 2, 2011	100,000	$0.20	$20,000
Allen Leschert Director	July 4, 2011	200,000	$0.20	$40,000

Other Related Party Transactions

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $65,982 for legal services during the fiscal year ended December 31, 2011, $28,387 for legal services during the fiscal year ended December 31, 2010, and $17,650 for legal services during the 2009 fiscal year.

In the second quarter of fiscal 2011, upon the review and recommendations of the Compensation Committee, the Company paid a one time bonus of $150,000 to Jeffrey Dahl, our President and Chief Executive Officer, as recognition of exceptional performance in putting the Company on a sound financial basis during 2010; the Company paid a one time payment of $20,000 to Robert Kell, our Vice President-Exploration, as a performance bonus for 2010 and an adjustment for United States medical cost allowance; the Company paid a one time payment of $10,00 to Larry McLean our Vice President–Operations and Chief Financial Officer as a performance bonus for 2010; the Company paid a one time bonus of $5,000 to Brenda McLean, the  Corporate Secretary of the Company, for extra services provided.   These bonuses were paid in addition to regular salary and other compensation.  See Item 6.B "Compensation".

Except as disclosed herein, no Related Party is or has been indebted to us or our subsidiaries since December 31, 2011 and there are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

7.C. Interests of Experts and Counsel.

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information.

Attached hereto, in Item 18 “Financial Statements”, are our audited consolidated financial statements, consisting of Consolidated Statements Of Financial Position and Consolidated Statements of Changes In Shareholder's Equity at December 31, 2011, December 31, 2010 and January 1, 2010, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows for the years ended December 31, 2011 and December 31, 2010, together with related notes and schedules and the report of our Auditor.  See Item 18 "Financial Statements".

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

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
April 2012	0.49	0.29
March 2012	0.63	0.46
February 2012	0.64	0.55
January 2012	0.78	0.61
December 2011	0.88	0.46
November 2011	0.90	0.70
Financial Year 2011	1.50	0.46
Fourth Quarter	1.07	0.46
Third Quarter	1.50	1.00
Second Quarter	1.36	0.67
First Quarter	0.95	0.61
Financial Year 2010	0.82	0.225
Fourth Quarter	0.82	0.35
Third Quarter	0.40	0.225
Second Quarter	0.34	0.24
First Quarter	0.52	0.27
Financial Year 2009	0.485	0.11
Financial Year 2008	0.78	0.115
Financial Year 2007	1.45	0.51

The closing price of our common shares on the TSX Venture Exchange on May 23, 2012 was $0.345.

The following sets forth the price history of our common shares quoted on the OTC Bulletin Board (SMXMF) for the period indicated, as reported by Yahoo Finance, which receives its financial information from the OTC Bulletin Board.

Period	High (US$)	Low (US$)
Most Recent Six Months
April 2012	0.49	0.30
March 2012	0.65	0.47
February 2012	0.66	0.55
January 2012	0.79	0.59
December 2011	0.84	0.43
November 2011	0.92	0.65
Financial Year 2011	1.61	0.43
Fourth Quarter	1.07	0.43
Third Quarter	1.61	0.96
Second Quarter	1.50	0.68
First Quarter	1.03	0.59
Financial Year 2010	0.83	0.20
Fourth Quarter	0.83	0.33
Third Quarter	0.39	0.20
Second Quarter	0.36	0.21
First Quarter	0.50	0.23
Financial Year 2009	0.50	0.09
Financial Year 2008	0.82	0.09
Financial Year 2007	1.64	0.50

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

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act (British Columbia), our Articles provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.  The Directors have, by resolution, formed a Compensation Committee to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

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

The quorum requirement at meetings of shareholders is at least two persons holding at least five percent (5%) of the outstanding shares must be present in person or represented by proxy in accordance with our Articles.

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

2.
Aravena Option - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), SAMEX can acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013.  No NSR is payable on these concessions.

3.	Employment agreements dated effective October 1, 2011 with each of Jeffrey Dahl, Larry McLean, Brenda McLean and Phil Southam. See Item 6.B “Compensation”;

4.	Consulting agreement dated effective October 1, 2011 with Robert Kell. See Item 6.B “Compensation”;

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2011, the Threshold was determined to be CDN$312,000,000.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Act (as defined below); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Canadian Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

The Company believes that it qualified as a PFIC during the tax year ended December 31, 2011 and may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each subsidiary.

In any year in which the Company is classified as a PFIC, a U.S. Holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

As of May 23, 2012 we have the following subsidiaries:

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

We maintain holdings of gold and silver bullion in addition to holding cash reserves which may result in exposure to certain market risks associated with fluctuations in the prices of those metals.    See Item 3.D "Risk Factors - "The prices of precious metals and base metals directly impact on our business activities" and "We face certain risks associated with our gold and silver bullion holdings".

Item 12. Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies.

Not Applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable.

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

(b) Management’s annual report on internal control over financial reporting:

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with international financial reporting standards;
●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2011 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework.   Based on this evaluation, management concluded that, as of the fiscal year ended December 31, 2011, the Company’s internal controls over our financial reporting were adequate.   Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” and are therefore exempt under the Jumpstart Our Business Startups Act.

(d) Changes in internal control over financial reporting

There were no significant changes during the period covered by this Annual Report in the Company’s internal controls or in other factors that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Larry McLean, our Chief Financial Officer, satisfies the requirements of an audit committee financial expert serving on our audit committee as defined in the instructions to Item 16A of Form 20-F.  Mr. McLean is not an independent director, as defined under the audit committee independent director requirements of the NYSE - AMEX Exchange.

Item 16B. Code Of Ethics.

We have not adopted a formal code of ethics.  We have concluded that a written code of ethics would serve little practical purpose for us in deterring wrongdoing and promoting ethical conduct and full, fair and accurate public disclosure and compliance with applicable laws and regulatory requirements.  Since our operations are currently relatively small, most of our important activities are conducted directly by or under the direct supervision of our directors and senior officers.  All of our current directors and officers have held their positions for a number of years and are familiar with our operations and our informal requirements for conduct.  In light of the lack of perceived benefit from adopting a formal code considered against the time and cost for management to consider and implement a code, we have decided not to do so at the present time.  We will continue to monitor the possible benefits of adopting a formal code of ethics, particularly as our operations and the number of our employees expand and will consider whether we should adopt a formal code of ethics at a future date.

Item 16C. Principal Accountant Fees And Services.

(a) Audit Fees

The aggregated audit fees billed for each of the past two fiscal years by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $36,720 during the fiscal year ended December 31, 2011; and $36,720 during the fiscal year ended December 31, 2010.

(b) Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered were: $3,000 during the fiscal year ended December 31, 2011; and $2,000 during the fiscal year ended December 31, 2010.

(c) Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $4,000 during the fiscal year ended December 31, 2011; and $4,000 during the fiscal year ended December 31, 2010.

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

Item 16D. Exemptions From The Listing Standards For Audit Committees.

Not Applicable.

Item 16E. Purchase Of Equity Securities By The Issuer And Affiliated Purchases.

There were no known purchases of the Company’s securities by or on behalf of the Company or any affiliated purchaser during the period covered by this Annual Report.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance.

Not Applicable.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 17. Financial Statements

Not applicable as our consolidated financial statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

We are furnishing the following financial statements and reports:

●	Auditor’s Report dated April 28, 2012
●	Consolidated Statements Of Financial Position at December 31, 2011 and December 31, 2010 and January 1, 2010
●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and December 31, 2010
●	Consolidated Statements of Changes In Shareholder's Equity at December 31, 2011 and December 31, 2010 and January 1, 2010
●	Consolidated Statements of Cash Flows for the years ended December 31, 2011 and December 31, 2010
●	Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with IFRS.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of SAMEX Mining Corp.

We have audited the accompanying consolidated financial statements of SAMEX Mining Corp. which comprise the consolidated statements of financial position as at December 31, 2011, and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAMEX Mining Corp. as at December 31, 2011 and 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards.

/s/DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 28, 2012

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010
		(NOTE 12)	(NOTE 12)

ASSETS

CURRENT ASSETS
CASH	$3,991,264	$4,870,337	$1,020,863
GOLD AND SILVER BULLION (NOTE 4)	5,807,372	4,107,333	757
OTHER CURRENT ASSETS	119,538	32,551	39,983

	9,918,174	9,010,221	1,061,603
NON-CURRENT ASSETS EQUIPMENT (NOTE 5)	110,917	56,445	70,482
EXPLORATION AND EVALUATION ASSETS (NOTE 6)	13,625,896	10,299,789	9,021,953

	13,736,813	10,356,234	9,092,435

TOTAL ASSETS	$23,654,987	$19,366,455	$10,154,038

LIABILITIES
CURRENT TRADE PAYABLES AND ACCRUED LIABILITIES	$89,211	$91,890	$73,718

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)	50,033,529	44,702,328	34,543,268
RESERVE (NOTE 12)	6,528,408	3,267,329	3,196,539
DEFICIT	(32,996,161)	(28,695,092)	(27,659,487)

	23,565,776	19,274,565	10,080,320
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$23,654,987	$19,366,455	$10,154,038

COMMITMENTS (NOTE 6)
SUBSEQUENT EVENTS (NOTE 6)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Director

“Larry D. McLean”

Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2011	2010
		(Note 12)
EXPENSES

AMORTIZATION	$47,037	$38,769
CONSULTING FEES	34,875	21,375
FOREIGN EXCHANGE	137,909	(10,310)
INTEREST AND BANK CHARGES	25,661	5,169
MINERAL INTERESTS, ADMINISTRATION AND INVESTIGATION COSTS	287,369	208,939
OFFICE AND MISCELLANEOUS	148,667	102,474
PROFESSIONAL FEES	166,606	125,029
REGULATORY FEES	24,882	55,150
SALARIES AND BENEFITS	608,569	411,408
STOCK-BASED COMPENSATION (NOTE 8)	2,626,421	126,535
TRANSFER AGENT FEES	12,207	11,906
TRAVEL AND PROMOTION	139,089	66,582

LOSS FROM OPERATIONS	4,259,292	1,163,026

GAIN ON GOLD AND SILVER BULLION	(433,233)	(108,812)
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS	19,142	37,136

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$3,845,201	$1,091,350

WEIGHTED AVERAGE NUMBER OF SHARES

OUTSTANDING	124,987,219	102,615,952

LOSS PER SHARE -BASIC AND DILUTED	$(0.03)	$(0.01)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)
	SHARE CAPITAL

	NUMBER OF SHARES	AMOUNT	SHARE-BASED PAYMENT RESERVE	DEFICIT	TOTAL
RESTATED BALANCE AT JANUARY 1, 2010 (NOTE 12)	96,856,665	$34,543,268	$3,196,539	$(27,659,487)	$10,080,320

TOTAL COMPREHENSIVE (LOSS)INCOME FOR THE YEAR	—	—	—	(1,091,350)	(1,091,350)
SHARES ISSUED FOR CASH -
PRIVATE PLACEMENT	21,231,054	9,883,060	—	—	9,883,060
WARRANT EXERCISE	1,380,000	276,000	—	—	276,000
SHARE-BASED PAYMENTS (NOTE 8)	—	—	126,535	126,535
EXPIRY OF OPTIONS			(55,745)	55,745	—

RESTATED BALANCE AT DECEMBER 31, 2010	119,467,719	44,702,328	3,267,329	(28,695,092)	19,274,565

TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	—	—	—	(3,845,201)	(3,845,201)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	6,941,000	5,227,662	(552,162)	—	4,675,500
OPTION EXERCISE	300,000	103,540	(43,540)	—	60,000
WARRANT EXTENSION	—	—	455,868	(455,868)	—
SHARE-BASED PAYMENTS (NOTE 8)	—	—	3,400,913	3,400,913

BALANCE AT DECEMBER 31, 2011	126,708,719	$50,033,530	$6,528,408	$(32,996,161)	$23,565,777

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2011	2010

CASH PROVIDED (USED) BY OPERATING ACTIVITIES

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(3,845,201)	$(1,091,350)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	47,037	38,769
GAIN ON GOLD AND SILVER BULLION	(433,233)	(108,812)
GOLD AND SILVER BULLION VAULT FEES	21,993
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS	19,142	37,136
STOCK-BASED COMPENSATION	2,626,421	126,535
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(86,987)	7,432
TRADE PAYABLES AND ACCRUED LIABILITIES	(2,679)	18,172

NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(1,653,507)	(972,118)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(2,570,758)	(1,309,685)
EXPENDITURES ON EQUIPMENT	(101,509)	(30,019)
PURCHASE OF GOLD AND SILVER BULLION	(2,509,090)	(3,997,764)
PROCEEDS FROM SALE OF GOLD AND SILVER BULLION	1,220,291	—

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(3,961,066)	(5,337,468)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	4,735,500	10,159,060

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	4,735,500	10,159,060

INCREASE (DECREASE) IN CASH FOR THE YEAR	(879,073)	3,849,474

CASH, BEGINNING	4,870,337	1,020,863

CASH, ENDING	$3,991,264	$4,870,337

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile and Bolivia.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2011, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with its cash, gold and silver bullion and proceeds from the exercise of warrants.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issue on April 28, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first set of annual consolidated financial statements prepared in accordance with IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting principles (“Canadian GAAP”) to IFRS are provided in Note 12.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage Owned
		December 31,
	Country of Incorporation
		2011	2010

South American Mining & Exploration Corp. ("S.A.M.E.X.")	Canada	100.0%	100.0%
Samex International Ltd.	Bahamas	100.0%	100.0%
Minera Samex Chile S.A.	Chile	99.9%	99.9%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98.0%	98.0%
Samex S.A.	Bolivia	98.0%	98.0%
Minas Bolivex S.A. ("Bolivex")	Bolivia	98.0%	98.0%

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar and the consolidated financial statements of the Company are presented in Canadian dollars. At the end of each reporting period, the results and financial position in the financial statements of each of the controlled entities are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the Company in Canadian dollars.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Mineral exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Mineral exploration and evaluation expenditures are capitalized as "Exploration and Evaluation Assets". Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	5 years
Exploration equipment	4 to 8 years
Office equipment	4 to 10 years

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations that have not been early adopted in these financial statements, are not expected to have a material effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments (New; to replace IAS 39 and IFRIC 9) ;

IFRS 10 Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12);

IFRS 11 Joint Arrangements (New; to replace IAS 31 and SIC-13);

IFRS 12 Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS  27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31);

IFRS 13 Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs);

IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Items of Other Comprehensive Income);

IAS 19 Employee Benefits (Amended in 2011);

IAS 27 Separate Financial Statements (Amended in 2011);

IAS 28 Investments in Associates and Joint Ventures (Amended in 2011); and

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

4.	GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value through the statement of comprehensive loss.

During the year ended December 31, 2010, the Company purchased $2,200,000 of gold bullion and $1,799,925 of silver bullion.  The Company held 48,193 grams of gold and 63,499 ounces of silver which had a fair value of $4,107,333 at December 31, 2010.

During the year ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 and purchased $1,799,949 of gold bullion and $709,140 of silver bullion. The Company held 87,362 grams of gold and 50,019 ounces of silver which had a fair value of $5,807,372 at December 31, 2011.

During the year ended December 31, 2011, the Company realized a gain of $433,233 (2010 - $108,812) on its gold and silver bullion.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

5.      EQUIPMENT

	Motor Vehicles	Exploration Equipment	Office Equipment	Total

Cost
At December 31, 2010	$150,225	$61,329	$132,321	$343,875
Additions	74,626	8,004	18,879	101,509
Disposals	(18,510)	—	—	(18,510)

At December 31, 2011	206,341	69,333	151,200	426,874

Depreciation
At December 31, 2010	114,833	59,544	113,053	287,430
Charge	34,673	3,153	9,211	47,037
Disposals	(18,510)	—	—	(18,510)

At December 31, 2011	130,996	62,697	122,264	315,957
Net book value
At December 31, 2010	35,392	1,785	19,268	56,445

At December 31, 2011	$75,345	$6,636	$28,936	$110,917

	Motor Vehicles	Exploration Equipment	Office Equipment	Total

Cost
At January 1, 2010	$124,308	$61,169	$128,379	$313,856
Additions	25,917	160	3,942	30,019

At December 31, 2010	150,225	61,329	132,321	343,875
Depreciation
At January 1, 2010	91,060	47,476	104,838	243,374
Charge	23,773	12,068	8,215	44,056

At December 31, 2010	114,833	59,544	113,053	287,430
Net book value
At January 1, 2010	33,248	13,693	23,541	70,482

At December 31, 2010	$35,392	$1,785	$19,268	$56,445

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS

	Los Zorros	Chimberos	INCA	Espejismo	Miscellaneous Properties -Chile	Eskapa El Desierto Santa Isabel	Balance December 31,
							2011	2010
Acquisition costs
Balance beginning of year	$1,289,919	$14,298	$1,768,993	$1,000	$1,000	$3,000	$3,078,210	$3,056,457
Additions	76,793	—	152,281	—	—	—	229,074	23,688
Write-down due to impairment	—	—	—	—	—	—	—	(1,935)
Balance end of year	$1,366,712	$14,298	$1,921,274	$1,000	$1,000	$3,000	$3,307,284	$3,078,210

Exploration and evaluation costs
Balance beginning of year	$5,179,191	$153,887	$1,888,501	$—	$—	$—	$7,221,579	$5,965,496
Costs incurred during year
Amortization	—	—	—	—	—	—	—	5,287
Drilling and sub-contracts	1,099,604	4,395	56,344	—	—	—	1,160,343	506,491
Field camp supplies	46,772	—	17,096	—	—	622	64,490	41,960
Geology, mapping, surveys - cash	589,769	—	—	—	—	—	589,769	263,573
Geology, mapping, surveys - stock-
based compensation (Note 8)	774,491	—	—	—	—	—	774,491	—
Legal	3,112	—	—	—	—	1,023	4,135	8,123
Property patent payments	85,199	12,960	33,233	4,384	193	12,920	148,889	159,324
Site/project administration	19,069	—	39,038	—	—	—	58,107	75,795
Travel and accommodation	55,953	—	717	—	—	—	56,670	—
	2,673,969	17,355	146,428	4,384	193	14,565	2,856,894	1,060,553
Other
Advance royalty payments	97,740	—	—	—	—	—	97,740	106,203
Value-added taxes	161,541	—	—	—	—	—	161,541	124,528
Write-down due to impairment	—	—	—	(4,384)	(193)	(14,565)	(19,142)	(35,201)
	259,281	—	—	(4,384)	(193)	(14,565)	240,139	195,530
Balance end of year	$8,112,441	$171,242	$2,034,929	$—	$—	$—	$10,318,612	$7,221,579
Total	$9,479,153	$185,540	$3,956,203	$1,000	$1,000	$3,000	$13,625,896	$10,299,789

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

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

CHILE

i.
Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in adjacent mineral concessions.

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%.  The Company has the option to buyout the NSR at any time for U.S. $1,800,000.  As the concessions were not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $400,000 paid and U.S. $100,000 paid subsequent to the year). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid).  A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company has an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345. The option payments are due:  U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year) and U.S. $90,000 due January 31, 2013. The vendor did not retain an NSR on the concessions.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for U.S. $500,000.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.
Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.  The property is inactive and no exploration is planned until additional concessions are acquired, consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

v.
Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation.  The mineral concessions are inactive and no exploration is currently planned, consequently the mineral concessions were written down at December 31, 2011 to a nominal value of $1,000.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009.

i.
Eskapa Property – The Company has a 99% interest in mineral concessions owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a U.S. $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of U.S. $250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

ii.
El Desierto Property - The Company has a 99% interest in mineral concessions owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

BOLIVIA (CONTINUED)

iii.
 Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on these concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10 hectare and a 24 hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the Agreement between Comibol and Samex S.A. have not yet been resolved.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

7.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,
	2011	2010

Net loss	$(3,845,201)	$(1,091,350)

Statutory tax rate	26.5%	28.5%

Expected income tax recovery at the statutory tax rate	$(1,018,978)	$(311,035)
Non-deductible items and other	1,056,303	(76,825)
Effect of change in tax rates	(65,304)	107,214
Change in valuation allowance	27,979	280,646

Income tax recovery	$-	$-

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

7.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

The Company has the following tax assets:

	December 31,	December 31,	January 1,
	2011	2010	2010

Non-capital loss carry-forwards	$7,220,657	$6,163,163	$5,116,857
Exploration and evaluation assets	7,301,242	8,454,488	8,077,033
Equipment	173,304	166,419	160,291
Cumulative eligible capital	2,343	2,343	2,343

	$14,697,546	$14,786,413	$13,356,524

The tax pools relating to these deductible temporary differences expire as follows:

Canadian
non-capital
losses

2014	$560,214
2015	566,548
2026	719,670
2027	2,084
2028	877,991
2029	718,701
2030	787,800
2031	584,858

$4,817,866

Chilean non-capital losses of $2,402,791, Canadian resource deductions of $5,597,594, Chilean resource deductions of $1,703,648 and other tax pools of $175,647 can be carried forward indefinitely.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

Warrants

Balance Dec. 31, 2009	Issued/ (Exercised)	Balance Dec. 31, 2010	Issued/ (Exercised)	(Expired)	Balance Dec. 31 2011	Exercise Price	Expiry Date

1,744,000	—	1,744,000	(1,372,500)	(371,500)	—	$0.78	Feb. 13, 2011
1,282,500	—	1,282,500	(1,282,500)	—	—	$0.70	Apr. 15, 2011
2,871,250	—	2,871,250	(2,250,000)	—	621,250	$1.00	Mar. 16, 2012
-	1,823,668	1,823,668	—	—	1,823,668	$0.35	Jul. 8, 2012
5,565,500	(1,380,000)	4,185,500	(1,536,000)	—	2,649,500	$0.20	Mar. 24, 2014
500,000	—	500,000	(500,000)	—	—	$0.30	Jun. 29, 2014
-	17,583,720	17,583,720	—	—	17,583,720	$0.70	Nov. 1, 2012

11,963,250	18,027,388	29,990,638	(6,941,000)	(371,500)	22,678,138

As at December 31, 2011, the weighted average remaining life of the share purchase warrants is 0.95 years and the weighted average exercise price is $0.58.

During the year ended December 31, 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year from March 16, 2011 to March 16, 2012.  This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL (CONTINUED)

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan.  The Plan, which was approved by shareholders at the Annual General Meeting held on June 7, 2011, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan.  The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL (CONTINUED)

Balance Dec. 31, 2009	Granted (Exercised/ (Expired or (Cancelled)	Balance Dec. 31, 2010	Granted (Exercised/ (Expired or (Cancelled)	Balance Dec. 31 2011	Exercise Price	Expiry Date

50,000	—	50,000	—	50,000	$0.80	Sep. 24, 2012
60,000	—	60,000	—	60,000	$0.70	Dec. 20, 2012
150,000	(150,000)	—	—	—	$0.65	May 1, 2013
60,000	—	60,000	—	60,000	$0.20	Jan. 15, 2014
-	110,000	110,000	—	110,000	$0.35	Jan. 29, 2015
1,955,000	—	1,955,000	—	1,955,000	$0.40	Apr. 20, 2015
-	430,000	430,000	—	430,000	$0.35	Sep. 16, 2015
1,640,000	—	1,640,000	—	1,640,000	$0.85	May 2, 2016
-	—	—	100,000	100,000	$1.40	Sep. 6, 2016
-	—	—	100,000	100,000	$0.70	Dec. 7, 2016
1,170,000	—	1,170,000	—	1,170,000	$0.84	Feb. 23, 2017
3,555,000	—	3,555,000	(300,000)	3,255,000	$0.20	Sep. 4, 2019
-	—	—	200,000	200,000	$0.70	Jan 6, 2021
-	—	—	2,425,000	2,425,000	$1.50	May 2, 2021

8,640,000	390,000	9,030,000	2,525,000	11,555,000

As at December 31, 2011, the weighted average remaining contractual life of the options is 6.24 years and the weighted average exercise price is $0.70.

Stock-Based Compensation – During the year ended December 31, 2011, the Company granted stock options to consultants, employees, directors and officers on a total of 2,825,000 shares at $0.70 to $1.50 per share with fair values on the grant dates of $3,400,912 of which $2,626,421 was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation” and of which $774,491 was capitalized to the Los Zorros Property exploration and evaluation assets.  The following assumptions were used for the Black-Scholes valuations of the stock options granted during the 2011:  Expected dividend rate – 0%; Expected stock price volatility – 114% to 135%; Risk-free interest rate – 1.43% to 3.38%; Expected life of options – 5 to 10 years. During the year ended December 31, 2011, stock options to acquire 300,000 shares were excised for proceeds of $60,000 and stock-based compensation of $43,540 relating to the options was transferred from the stock-based payment reserve to share capital.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

9.	RELATED PARTY TRANSACTIONS

Professional fees - Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $65,982 for legal services during the year ended December 31, 2011 compared to $28,387 for the year ended December 31, 2010. During the year ended December 31, 2011, Malcolm Fraser, one of our directors, charged $2,800 for conducting research and consulting for the Company.

Key management personnel compensation – During the year ended December 31, 2011, employees who are also directors or officers of the Company were paid salaries totaling $508,431 (2010 - $432,091), a $146,631 portion of which was capitalized to exploration and evaluation assets (2010 - $137,791). Also during the year ended December 31, 2011, the Company paid bonuses totalling $185,000 (2010 - $34,600) to employees who are also directors or officers of the Company as follows:  $150,000 to Jeffrey Dahl, President and Chief Executive Officer; $20,000 to Robert Kell, Vice President-Exploration; $10,000 to Larry McLean, Vice President–Operations and Chief Financial Officer; and $5,000 to Brenda McLean, the Corporate Secretary of the Company.

During the year ended December 31, 2011, the Company granted stock options to directors and officers on a total of 1,900,000 shares at $1.50 per share with a fair value on the grant date of $2,430,335 (2010 - $Nil).

10.	FINANCIAL RISK MANAGEMENT

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including mainly Chilean Pesos, and to a lesser degree, U.S. dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)
10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign Exchange risk - The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	December 31,
	2011	2011
Cash	$201,017	$97,817
Accounts receivable	4,110	3,100
Accounts payable	(8,520)	(9,760)
	$196,607	$91,157

As at December 31, 2011, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $19,661.

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

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash.

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

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	December 31,
	2011	2010

Cash	$3,991,264	$4,870,337
Loans and receivables Other receivables	119,538	32,551
Financial assets classified at fair value Gold and silver bullion	5,807,372	4,107,333

	$9,918,174	$9,010,221

Financial liabilities included in the statements of financial position are as follows:

	December 31,
	2011	2010
Financial liabilities
Trade payables and accrued liabilities	$89,211	$91,890

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2011 and 2010:

	As at December 31, 2011
	Level 1	Level 2	Level 3

Cash	$3,991,264	$—	$—
Gold and silver bullion	5,807,372	—	—

	$9,798,636	$—	$—

	As at December 31, 2010
	Level 1	Level 2	Level 3

Cash	$4,870,337	$—	$—
Gold and silver bullion	4,107,333	—	—

	$8,977,670	$—	$—

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

11.	SEGMENTED INFORMATION

The Company determines its segments by geography. The Company has operations and incurs costs associated with assets in two different geographic locations: Canada and South America.

The Company’s assets are located in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Equipment	$20,498	$90,419	$110,917
Exploration and evaluation assets	$—	$13,625,896	$13,625,896

	As at December 31, 2010
	Canada	South America	Total

Equipment	$14,456	$41,989	$56,445
Exploration and evaluation assets	$—	$10,299,789	$10,299,789

The additions to the Company’s equipment and exploration and evaluation assets were located in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Equipment	$12,926	$88,583	$101,509
Exploration and evaluation assets	—	3,326,107	3,326,107

	$12,926	$3,414,690	$3,427,616

	As at December 31, 2010
	Canada	South America	Total

Equipment	$3,296	$26,723	$30,019
Exploration and evaluation assets	—	1,277,836	1,277,836

	$3,296	$1,304,559	$1,307,855

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

11.	SEGMENTED INFORMATION (CONTINUED)

The Company’s net and comprehensive losses were generated in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Amortization	$6,884	$40,153	$47,037
Foreign exchange	-	136,618	136,618
Mineral interests, administration and investigation costs	-	287,369	287,369
Salaries	608,569	-	608,569
Stock-based compensation	2,626,421	-	2,626,421
Impairment of exploration and evaluation assets	-	19,142	19,142
General and administration	33,606	86,439	120,045

	$3,275,480	$569,721	$3,845,201

	As at December 31, 2010
	Canada	South America	Total

Amortization	$6,128	$32,641	$38,769
Foreign exchange	-	(10,310)	(10,310)
Mineral interests, administration and investigation costs	-	208,939	208,939
Salaries	411,408	-	411,408
Stock-based compensation	126,535	-	126,535
Impairment of exploration and evaluation assets	-	37,136	37,136
General and administration	195,418	83,455	278,873

	$739,489	$351,861	$1,091,350

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements making them the first annual financial statements prepared using IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously  reported under previous Canadian GAAP have been restated in accordance with IFRS.

 Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

●	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

●
IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

●
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” has been applied prospectively to all provisions for restoration and environmental obligations that are within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) “Changes in Existing Decommissioning, Restoration and Similar Liabilities”.  The Company has:

o	re-measured the liabilities as at January 1, 2010 in accordance with IAS 37;

o
estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period; and

o
calculated the accumulated depreciation on that amount, as at January 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity.

●	The Company has applied the transitional provision in IFRIC 4 “Determining whether an Arrangement contains a Lease” and has assessed all arrangements as at January 1, 2010.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of assets

	As at December 31, 2010			As at January 1, 2010
	Canadian	Effect of		Canadian	Effect of
	GAAP	Transition	IFRS	GAAP	Transition	IFRS

ASSETS

CURRENT ASSETS

Cash	$4,870,337	$-	$4,870,337	$1,020,863	$-	$1,020,863
Gold and silver bullion	4,107,333	-	4,107,333	757	-	757
Accounts receivable	32,551	-	32,551	39,983	-	39,983

	9,010,221	-	9,010,221	1,061,603	-	1,061,603

NON-CURRENT ASSETS

Equipment	56,445	-	56,445	70,482	-	70,482
Exploration and evaluation assets	10,299,789	-	10,299,789	9,021,953	-	9,021,953

	10,356,234	-	10,356,234	9,092,435	-	9,092,435

	$19,366,455	$-	$19,366,455	$10,154,038	$-	$10,154,038

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of liabilities

	As at December 31, 2010			As at January 1, 2010
	Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS
LIABILITIES

CURRENT LIABILITIES
Trade payables and accrued liabilities	$91,890	$—	$91,890	$73,718	$—	$73,718

NON-CURRENT LIABILITIES
Finance lease obligations	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	—	—
Provision for restoration and environmental obligations	—	—	—	—	—	—
	—	—	—	—	—	—
	91,890	—	91,890	73,718	—	73,718

SHAREHOLDERS' EQUITY
Share capital	44,702,328	—	44,702,328	34,543,268	—	34,543,268
Contributed surplus (Notes 12(b), (c))	5,094,793	(5,094,793)	—	4,968,258	4,968,258)	—
Reserve (Notes 12(b), (c))	109,275	3,158,054	3,267,329	463	3,196,076	3,196,539
Deficit (Note 12(b))	(30,631,831)	1,936,739	(28,695,092)	(29,431,669)	1,772,182	(27,659,487)

	19,274,565	—	19,274,565	10,080,320	—	10,080,320

	$19,366,455	$—	$19,366,455	$10,154,038	$—	$10,154,038

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

	Canadian	Effect of
	GAAP	Transition	IFRS

Expenses
Amortization	$38,769	$-	$38,769
Consulting fees (Note 12(b))	71,380	-	71,380
Foreign exchange (gain)	(10,310)	-	(10,310)
Interest and bank charges	5,169	-	5,169
Mineral interests administration and investigation costs	208,939	-	208,939
Office and miscellaneous	102,474	-	102,474
Professional fees	125,029	-	125,029
Regulatory fees	55,150	-	55,150
Salaries and benefits (Note 12(b))	487,938	-	487,938
Stock-based compensation (Note 12(b))	-	-	-
Transfer agent fees	11,906	-	11,906
Travel and promotion	66,582	-	66,582

	1,163,026	-	1,163,026

Other items
Impairment of exploration and evaluation asset	37,136	-	37,136
Gain on gold and silver bullion	-	(108,812)	(108,812)

	37,136	(108,812)	(71,676)

Net loss for the year	$1,200,162	$(108,812)	$1,091,350

Other comprehensive loss (income)
Unrealized gain on short-term investments	(108,812)	108,812	-
Total comprehensive loss for the year	$1,091,350	$-	$1,091,350

Loss per share Basic and diluted	$(0.01)	$-	$(0.01)

12.	TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations

a.	Functional and presentation currency

The Company has determined that the functional currency of the entities is the Canadian dollar and the presentation currency of the parent Company (the reporting entity) is the Canadian dollar.  IFRS requires that functional currency be determined in accordance with primary and secondary indicators in International Accounting Standards 21 “The Effects of Changes in Foreign Exchange Rates”.  In determining the functional currency, various factors were considered including the following: the functional currency of the parent company, SAMEX Mining Corp. in Canada is the Canadian dollar; the parent Company operates in Canada and the Canadian dollar is the currency in which funds from financing activities are generated by the parent Company which raises funding for the activities of the Company and its foreign subsidiaries; all activities of the foreign subsidiaries are carried out as an extension of the reporting entity (the parent Company) under the exclusive direction and control of the parent Company; the parent Company provides all the funding for the activities of its foreign subsidiaries which are in the  exploration stage and do not have any properties in production and therefore do not generate any revenue from operations to fund their own activities.  Based on these factors, we determined that the functional currency of the Company’s entities is the Canadian dollar.

Each of the Company’s entities use the currency of the primary economic environment in which that entity operates.  The Chilean subsidiary, Minera Samex Chile S.A., uses the Chilean peso for its day to day operations and its financial statements are expressed in Chilean pesos.  The subsidiaries in Bolivia use the Bolivian boliviano and the United States dollar and their financial statements are expressed in both bolivianos and United States dollars.  At the end of each reporting period, the results and financial position in the financial statements of each of the foreign subsidiaries are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the parent Company in Canadian dollars.

Under IFRS, the results different from the presentation currency are translated into the functional currency as follows:

-	assets and liabilities are translated at the closing exchange rates at the date of the financial period end;

-	income and expenses are translated at average exchange rates for the period; and

-
Exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

The Company has determined that no adjustment was required to the balances reported in its Canadian GAAP financial statements upon the transition to IFRS on account of the functional and presentation currencies.

12.	TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations (Continued)

b.	Share-based payments

The Company grants stock options that have a graded vesting schedule.  Under Canadian GAAP, the Company accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted.  Stock-based compensation was recognized on a straight-line basis over the total vesting period.  Under IFRS, the Company treats each installment as its own award.  Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus. As a result of this application, the deficit balance as at January 1, 2010 decreased by $1,772,182 and as at December 31, 2010 decreased by $1,936,739.

c.	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves. The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-Based Payments” until such time that the stock options or warrants are exercised at which time the corresponding amount will be transferred to share capital, or the time that the stock options or warrants expire or are cancelled at which time the corresponding amount will be transferred to deficit.

d.	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities.  Under IFRS, interest income has been reclassified as an investing activity.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.	*Altered Memorandum of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1995 (our “1995 Annual Report” on Form 20F filed with the SEC);

1.2.	*Change of Name Certificate for SAMEX (*previously filed with our 1995 Annual Report on Form 20F filed with the SEC);

1.3.	*Altered Articles of SAMEX (*previously filed as exhibit to Form 20F Annual Report for the period ended November 30, 1998 (our “1998 Annual Report” on Form 20F filed with the SEC);

1.4.	*Altered Memorandum of SAMEX respecting the increase of authorized share capital (*previously filed with our 1998 Annual Report on Form 20F filed with the SEC);

1.5.	*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on February 11, 2005 (*previously filed with our 2004 Annual Report on Form 20F filed with the SEC);

1.6.	*New Articles of SAMEX effective June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

1.7.	*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20F filed with the SEC);

4.1.	Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option").

4.2.	Form of employment agreements dated effective October 1, 2011 entered into between the Company and each of Jeffrey Dahl, Larry McLean, Brenda McLean and Phil Southam;

4.3.	Consulting agreement dated effective October 1, 2011 entered into between the Company and Robert Kell;

8.1.	Our subsidiaries. See also Item 4. A. History and Development Of The Company;

12.1.	Certification of Chief Executive Officer under Rule 13a-4(a);

12.2.	Certification of Chief Financial Officer under Rule 13a-4(a);

13.1.	Sarbanes Oxley 906 Certification of Chief Executive Officer;

13.2.	Sarbanes Oxley 906 Certification of Chief Financial Officer

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 30, 2012

SAMEX Mining Corp.

“Jeffrey P. Dahl”	“Larry D. McLean”
Jeffrey P. Dahl, Chief Executive Officer	Larry D. McLean, Chief Financial Officer