Form 20-F/A
SAMEX MINING CORP
filed 2012-06-06
CIK 766504

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report _____________________________________________________

For the transition period from ___________________ to ____________________

Commission file number	000-13391

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAMEX Mining Corp. as at December 31, 2011 and 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Date: June 6, 2012

SAMEX Mining Corp.

“Jeffrey P. Dahl”	“Larry D. McLean”
Jeffrey P. Dahl, Chief Executive Officer	Larry D. McLean, Chief Financial Officer