Form 20-F
period 2012-12-31
SAMEX MINING CORP
filed 2013-05-01
CIK 766504

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report ________________________

For the transition period from ___________________ to ____________________

Commission file number	000-13391

SAMEX MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#301 – 32920 Ventura Avenue, Abbotsford, British Columbia, Canada V2S 6J3
(Address of principal executive offices)

Sasan Sadeghpour, Director, Chairman, Interim CEO Tel: (604) 870-9920 Facsimile: (604) 870-9930 #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, Canada V2S 6J3
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2012: 126,733,719 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐  Yes  ☒  No

1

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

	Canadian Dollars Per U.S. Dollar
						3-Month Period Ended December 31,
	2012	2011	2010	2009	2008	2012	2011
End of period	0.9949	1.0170	0.9946	1.0466	1.2246	0.9949	1.0170
Average for the period	0.9996	0.9891	1.0299	1.1420	1.0660	0.9913	1.0232
High for the period	1.0418	1.0604	1.0778	1.3000	1.2969	1.0028	1.0604
Low for the period	0.9710	0.9449	0.9946	1.0292	0.9719	0.9763	0.9935

The following table sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) during the months from October 2012 to March 2013. Exchange rates are based upon the daily noon rate reported by the Bank of Canada.

For the month of:	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
High for the period	1.0004	1.0028	0.9952	1.0078	1.0285	1.0314
Low for the period	0.9763	0.9927	0.9841	0.9839	0.9960	1.0156

The noon rate of exchange on April 26, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0170. Unless otherwise indicated, in this Annual Report on Form 20-F (the “Annual Report” or “Form 20-F”), all references herein are to Canadian Dollars.

Chilean Pesos Per US Dollar

The tables below set out the average of the Observed US Dollar Exchange Rate expressed in terms of the number of Chilean Pesos per US dollar for the following periods, reported by the Central Bank of Chile:

Yearly Average of Chilean Pesos Per U.S. Dollar

Calendar Year	Average For Year
2008	1 US$ = 521.79 pesos
2009	1 US$ = 559.61 pesos
2010	1 US$ = 510.25 pesos
2011	1 US$ = 483.36 pesos
2012	1 US$ = 486.75 pesos

Monthly Average of Observed US Dollar Exchange Rate expressed in terms of Chilean Pesos Per U.S. Dollar for Year 2012

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Pesos	501.34	481.49	485.40	486.00	497.09	505.63	491.93	480.99	474.97	475.36	480.57	477.13

Monthly Average of Observed US Dollar Exchange Rate expressed in terms of Chilean Pesos Per U.S. Dollar for Year 2013

Month	Jan	Feb	Mar
Pesos	472.67	472.34	472.48

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

In Chile, the Company holds an interest in the Los Zorros district copper-gold-silver prospects, the Chimberos copper-gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects (see Item 4 “Description of Property” for individual property details). We are an exploration stage company and have no mineral producing properties at this time. All of our properties are exploration projects, and we receive no revenues from production. All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization. There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

SAMEX is a reporting issuer in British Columbia and Alberta and its common shares trade in Canada on the TSX Venture Exchange under the symbol SXG. The Company’s common shares are also quoted in the United States on the OTCQB tier of the OTC Link under the symbol SMXMF.

3.A Selected financial data.

Conversion To International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Company for the fiscal year ended December 31, 2012 are reported under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company's financial statements for the year ended December 31, 2011 were the first annual financial statements of the Company under IFRS. Prior to fiscal 2011, the Company applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada. The effects of the conversion from Canadian GAAP to IFRS were identified in Note 12 "Transition To IFRS" of our consolidated financial statements for year ended December 31, 2011 previously filed in our 2011 Annual Report on Form 20F filed with the SEC. As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 was considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP for the 2010 fiscal year were restated in accordance with IFRS. Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differs in significant respects from Canadian GAAP and from the generally accepted accounting principles in the United States ("U.S. GAAP"). As such, discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

Pursuant to International Financial Reporting Standards, during the year ended December 31, 2012 management concluded that the functional currency of the Company's subsidiary, Minera Samex Chile S.A., is the Chilean Peso and not the Canadian dollar as it was previously designated to be, and accounted for this accordingly. In consideration of the effects of the difference in foreign exchange translation and to reflect the Chilean Peso being identified as the functional currency of Minera Samex Chile S.A., the consolidated statements of financial position as at December 31, 2011 and January 1, 2011 and the consolidated statements of comprehensive loss and cash flows for the year ended December 31, 2011 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A. See the consolidated financial statements for the year ended December 31, 2012, Note 13 "Restatement", for these adjustments made for fiscal 2011.

The following data for the fiscal years ended December 31, 2012, 2011, and 2010 is derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS") which differs in significant respects from Canadian GAAP and U.S. GAAP. The following selected financial data has been extracted from the more detailed consolidated financial statements included elsewhere herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”) and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere herein. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”.

IFRS	Fiscal Year Ended December 31
	2012	2011	2010
	Restated - Note 13 Financial Statements
Net operating revenue
Loss from operations	$(1,866,307)	$(4,142,106)	$(1,163,026)
Net loss for the year	(1,446,975)	(3,708,873)	(1,091,350)
Loss from operations per share	(0.02)	(0.03)	(0.01)
Total assets	21,772,354	22,397,380	19,116,519
Current assets	3,531,045	9,918,174	9,010,220
Capital stock	50,038,530	50,033,530	44,702,328
Number of shares	126,733,719	126,708,719	119,467,719
Dividends per common share	NIL	NIL	NIL
Basic and diluted net loss per common share	$(0.02)	$(0.03)	$(0.01)

The following selected financial data has been extracted from the audited consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2009 and 2008 fiscal years, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP which differs in significant respects from accounting principles in IFRS. There are also several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information summarized here for the 2009 and 2008 fiscal years.

US GAAP	Fiscal Year Ended December 31
	2009	2008
Net operating revenue
Loss from operations	$(1,591,785)	$(1,154,945)
Comprehensive loss for the year	(5,827,672)	(2,731,764)
Loss from operations per share	(0.02)	(0.03)
Total assets	1,132,085	423,117
Current assets	1,061,603	311,614
Capital stock	1,058,367	318,889
Number of shares	96,856,665	81,261,165
Dividends per common share	NIL	NIL
Basic and diluted net loss per common share	$(0.07)	$(0.03)

Canadian GAAP	Fiscal Year Ended December 31
	2009	2008
Net operating revenue
Loss from operations	$(1,591,785)	$(1,154,945)
Comprehensive loss for the year	(4,282,770)	(2,571,737)
Loss from operations per share	(0.02)	(0.03)
Total assets	10,154,038	11,125,120
Current assets	1,061,603	311,614
Capital stock	10,080,320	11,020,892
Number of shares	96,856,665	81,261,165
Dividends per common share	NIL	NIL
Basic and diluted net loss per common share	$(0.05)	$(0.03)

See “Currency and Exchange Rates” for disclosure of exchange rates between Canadian dollars and United States dollars. Unless indicated otherwise, all references to dollars in this annual report are to Canadian dollars.

3.B Capitalization and indebtedness.

Not Applicable.

3.C. Reasons for the offer and use of proceeds.

Not Applicable.

3.D. Risk factors.

In addition to other information in this Annual Report on Form 20-F, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this Report, and the risks discussed in our other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward – looking statements. See “Special Note Regarding Forward Looking Statements”.

We have a history of losses.

We have historically incurred losses and have no revenue from operations. We incurred losses from operations of $1,866,307 for the fiscal year ended December 31, 2012 and $4,142,106 for the fiscal year ended December 31, 2011. As of December 31, 2012, we had a cumulative deficit of $34,652,026. There can be no assurance that either the Company or any of our subsidiaries will achieve profitability in the future or at all.

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

As of December 31, 2012, we had working capital of $3,337,197 (December 31, 2011: $9,828,964). During fiscal 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options. During fiscal 2012, we raised proceeds of $5,000 from the exercise of warrants for the purchase of 25,000 shares at $0.20 per share.

Based on the cash on hand, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year. Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs. We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, or by public offering. Although we anticipate that we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all. Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue our operations.

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

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold and silver and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Our properties are located in the country of Chile which imposes certain requirements and obligations on the owners of exploratory properties and mineral exploration activities are subject to certain risks which are described elsewhere in this section.

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

13

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management: Sasan Sadeghpour, Chairman and Interim Chief Executive Officer, Juan Carlos Toro Taylor, Chief Geologist and Larry McLean, Interim Chief Financial Officer. Investors must be willing to rely to a significant extent on their discretion and judgment. We do not maintain key employee insurance on any of our employees.

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective. In accordance with mining industry practice, we have not obtained title insurance on the Chilean concessions held by us. The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement. However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons. The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

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

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for gold, silver and copper, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Our properties are located in the country of Chile which imposes certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

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

The object of a mining concession is all substances over which a concession may be granted, lying within its limits. The territorial area of a mining concession comprises a solid whose upper surface is, along a horizontal plane, a parallelogram with right angles and of an indefinite depth within the vertical planes that limit it. The area of an exploitation concession may not cover more than 10 hectares and an exploration concession may not exceed 5,000 hectares. The owner of the concession can hold any number of mining concessions that comply with the maximum surface indicated above.

Mining concessions are established by a judicial decree given following a non adversarial proceeding, without the decisory participation of any other authority or third party.

In order keep a mining concession valid and in effect, it is necessary to pay an annual license fee (patent). The patent payments must be made in advance during the month of March of each year. Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month. In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2013 the M.T.U. was 40,085 x 1/10th = 4,008.5 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 472 at April 29, 2013 equated to approximately US$8.50 per hectare for exploitation concessions). In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2013 the M.T.U. was 40,085 x 1/50th = 801.7 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 472 rate at April 29, 2013 equated to approximately US$1.7 per hectare for exploration concessions). Should the holder of the concession fail to pay the fee within the designated period, judicial procedures to publicly auction the concession may be instituted.

A foreign corporation may hold mining rights over mining concessions in Chile without restrictions and without any discrimination regarding Chilean nationals.

Regulatory matters could impact our ability to conduct our business in Chile.

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

Foreign currency exchange is regulated by the Central Bank of Chile under Chapter XIV of its Foreign Exchange Regulations. Currently there is no restriction on bringing investments or credits into Chile, provided that such investments and credits are registered with the Central Bank of Chile in accordance with Chapter XIV of The Foreign Exchange Regulations. Credits granted for periods of over 1 year are subject to a stamp tax of 0.4% of the amount of the loan and the Stamp Tax also will affect loans granted for less than 1 year at a reduce rate of 0.033% per month. Interest on loans granted by banks and financial institutions are subject to a 4% tax levied upon remittance of the interest payment to the lender bank or financial institution. If the loans granted to a Company in Chile by the lender Bank is greater than 3 times the capital of the Company, the interest charged that exceeds 3 times the capital will be subject to a 35% of Additional Tax.

Currency exchange rate fluctuations could adversely affect our operation.

The functional currency of our parent company, SAMEX Mining Corp., is the Canadian Dollar, and we have obligations and commitments in other currencies including Chilean Pesos and United States Dollars. Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations. (See “Currency and Exchange Rates”)

We are a foreign corporation, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada. All of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We have reserved 32,926,888 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of April 26, 2013 we reserved 10,895,000 common shares for issuance on the exercise of incentive stock options (at a weighted average exercise price of $0.55). In addition we reserved 22,031,888 common shares for issuance upon the exercise of outstanding warrants (at a weighted average exercise price of $0.61). If such options and warrants are fully exercised, such common shares would constitute 26% of our share capital. The exercise of such options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options. See Item 6. “Compensation – Incentive Stock Options”

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that SAMEX believes it was a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2012 and may also be a PFIC in subsequent tax years. If SAMEX is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of SAMEX. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of SAMEX’s net capital gain and ordinary earnings for any year in which SAMEX is a PFIC, whether or not SAMEX distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF rules, in event that we are a PFIC and a U.S. taxpayers wishes to make a QEF election. Thus, U.S. taxpayers may not be able to make a QEF election with respect to their common shares. Each U.S. taxpayer should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain United States Federal Income Tax Considerations.” Each U.S. taxpayer should consult his or her own tax advisor regarding the PFIC rules. See Item 10. “Taxation – Certain United States Federal Income Tax Considerations”.

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value.

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

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange and the OTCQB tier of the OTC Link, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of our shares during the fiscal year ended December 31, 2012 and thereafter to April 26, 2013 ranged between CDN$0.81 and CDN$0.10 and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

We are subject to recent market events and conditions

During 2012, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis and ensuing recession, as well as the impact of measures taken to counteract its effects. In response to the crises, many governments engaged in broad economic stimulus activities and expansionist monetary policies, resulting in large fiscal deficits and unprecedented levels of government debt and slow or negative growth and persistent high levels of unemployment. These and other factors gave rise to mounting concern over the possibility of sovereign debt default and a systemic financial failure in the Euro-zone resulting in broader financial contagion. In addition, new concerns began to develop over the appearance of asset bubbles, a general slowdown in China and other developing economies, the uncertainty regarding the "fiscal cliff" and United States spending cuts, and the unprecedented measures taken in Cyprus. Although the United States and certain other countries began to show signs of moderate growth during 2012, and the Euro-zone successfully avoided or contained its most serious financial threats, these concerns and the underlying financial conditions that gave rise to them, persisted throughout 2012, although in a more muted form.

In light of, and likely in response to these and other factors, the price of gold, which rose to over $1,900/oz. during 2011, before dropping back to $1,700 range, continued to rise somewhat during 2012, although with considerable volatility. The price of silver, which rose to over $48 in 2011, ending the year around $30, rose slightly during 2012, although, again, with considerable volatility. Although, the market for shares of junior precious metal explorers also improved briefly with the increase in precious metal prices, the market for the shares of junior exploration companies declined significantly in 2012, making it much more difficult for companies to raise capital for exploration. While this did not have a direct effect on the Company during 2012, since we had sufficient funds to cover our general operations and exploration programs during the year, it may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our general operations and exploration programs. In April 2013, gold and silver experienced a dramatic price drop over a two week period that resulted in a negative outlook for junior exploration companies such as ours that will make it difficult for us to raise equity capital in the immediate short term and possibly longer should the market for precious and other metals continue to remain volatile. Therefore additional capital may not be available on terms acceptable to us or at all.

We are subject to general global economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

•	Adverse global credit/liquidity conditions could impact the cost and availability of financing and our overall liquidity;
•	the volatility of gold, silver and copper prices may impact our revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations. Furthermore, as result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company's cash.

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

Effective May 28, 1999, we increased our authorized capital from 100,000,000 shares divided into 50,000,000 common shares without par value and 50,000,000 preferred shares without par value, none of which preferred shares are issued, to 150,000,000 shares divided into 100,000,000 common shares without par value and 50,000,000 preferred shares without par value, none of which preferred shares are issued. We subsequently increased our authorized share capital to an unlimited number of shares in conjunction with the change in our articles described below.

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

Subsidiaries

We have six subsidiaries, described below, five of which are inactive and are in the process of being wound-up or disposed of. The present inter-corporate relationship between us and our subsidiaries is illustrated in the following chart:

* We are currently in the process of winding up our Bolivian operations and winding up or disposing of these subsidiaries. See "Wind-up Of Bolivian Subsidiaries" below.

Minera Samex Chile S.A.

Minera Samex Chile S. A. (“Samex Chile”) was incorporated in Santiago, Chile on July 5, 2002. The directors and officers of Samex Chile are: Sasan Sadeghpour, Silvana Airol Molinari and Juan Cristobal Necochea. Of the 1,000 issued and outstanding common shares, 999 shares are held by SAMEX Mining Corp. and 1 share is held by Francisco Vergara, our Chilean legal counsel. Samex Chile’s principal assets are its interest in mineral concessions at the Los Zorros, Chimberos, Inca, and Espejismo properties in Chile.

South American Mining & Exploration Corp.

South American Mining & Exploration Corp. (“S.A.M.E.X. Corp.”) was incorporated in British Columbia on November 24, 1993. S.A.M.E.X. Corp. was involved principally in the acquisition and exploration of mineral properties through its operating subsidiaries in Bolivia. Its authorized share capital consists of 100,000,000 common shares with 7,925,001 shares outstanding, all of which are held by us. See "Wind-up Of Bolivian Subsidiaries" below.

SAMEX International Ltd.

SAMEX International Ltd. (“SAMEX International”) was incorporated as an international business company under the laws of the Commonwealth of the Bahamas on August 4, 1995. The directors and officers of SAMEX International are Patricio Kyllmann (Director, President and Secretary) and Kenneth Taves (Director). Its authorized share capital consists of 5,000 common shares of which 100 are issued and outstanding, all of which are held by S.A.M.E.X. Corp. SAMEX International functions as an international holding and finance company and holds 98% of the shares of each of SAMEX S.A. and Emibol S.A. See "Wind-up Of Bolivian Subsidiaries" below.

SAMEX S.A.

SAMEX S.A. was incorporated under the laws of the Republic of Bolivia on May 10, 1994. SAMEX S.A. has authorized capital of 500,000 Bolivianos (“Bs.”) and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each. Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, former directors of SAMEX. SAMEX S.A.’s only asset was its interest in a portion of the Goya I/El Bonete concessions which formed the Santa Isabel property which we abandoned subsequent to the year ended December 31, 2012. See "Wind-up Of Bolivian Subsidiaries" below.

Bolivex S.A.

Minas Bolivex S.A. (“Bolivex S.A.”) was incorporated under the laws of the Republic of Bolivia on September 23, 1994. Bolivex S.A. has authorized capital of 500,000 Bs. and paid up capital of 250,000 Bs. represented by 100 common shares issued with a nominal value of 2,500 Bs. each. Of the 100 issued and outstanding shares, 98 are held by S.A.M.E.X. Corp. and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, former directors of SAMEX. Bolivex S.A’s. only asset, was the Walter Property that we abandoned in the first quarter of 2009. See "Wind-up Of Bolivian Subsidiaries" below.

Emibol S.A.

Empresa Minera Boliviana S. A. (“Emibol S.A.”) was incorporated under the laws of the Republic of Bolivia on August 22, 1995. Emibol S.A. has authorized capital of 200,000 Bs. and paid up capital of 100,000 Bs. represented by 100 common shares issued with a nominal value of 1,000 Bs. each. Of the 100 issued and outstanding shares, 98 are held by SAMEX International and the remaining 2 shares are held by each of Jeffrey Dahl and Peter Dahl, former directors of SAMEX. Emibol S.A.’s assets were its interests in the El Desierto Property and Eskapa Property that we abandoned subsequent to the year ended December 31, 2012. See "Wind-up Of Bolivian Subsidiaries" below.

Wind-up Of Bolivian Subsidiaries

Subsequent to the end of the 2012 fiscal year, we decided to abandon and write-off our Bolivian properties (Santa Isabel, Eskapa, El Desierto) and to close our remaining Bolivian operations. As a result, we are now in the process of winding up and closing our Bolivian subsidiaries (Samex S.A., Emibol S.A. and Bolivex S.A.) to be followed by disposition of the related subsidiaries (S.A.M.E.X. Corp. and Samex International), leaving us with Samex Chile as our sole remaining subsidiary. See Item 4.B. "Bolivian Properties".

Principal Expenditures And Divestitures

Since the beginning of the last three financial years, our principal capital expenditures or divestitures include the following:

During fiscal 2011, we entered into an option contract to acquire additional concessions adjacent to the Los Zorros Property. Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. (the "Aravena Option"), SAMEX had the option to acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patent payments (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013. However, subsequent to the year ended December 31, 2012, the Company decided not to exercise the Aravena option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. Dropping the option on these concessions resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payments and patent costs totaling $201,407 were written off at December 31, 2012.

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

During 2009, we wrote down the value of all of our mineral properties in Bolivia to nominal consideration and placed the properties on “care and maintenance” status due to concerns over the prevailing legal and political climate in Bolivia. Subsequent to the year ended December 31, 2012, we decided to abandon our Bolivian properties and to commence closing the Bolivian subsidiaries. As a result of this decision, all of the Bolivian exploration and evaluation assets (total of $3,802) related to the Eskapa, El Desierto and Santa Isabel properties were written-off at December 31, 2012. See Item 4.B. "Bolivian Properties" and Item 4.A. "Wind-up Of Bolivian Subsidiaries".

We have not made any acquisitions of other companies and our shares are not subject to any public takeover offers. Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our head office is located at #301 – 32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3. The address for our registered and records office is #3000 Royal Center – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3. The phone number of our head office is (604) 870-9920. In South America, we have a field office in Copiapo, Chile.

4.B. Business Overview.

Fiscal Year Ending December 31, 2012 (“FYE 2012”)

During FYE 2012 our exploration activities were focused principally on our Los Zorros Property and Chimberos Property in Chile. For the year ended December 31, 2012, expenditures related to our mineral exploration properties included "Exploration And Evaluation Assets" costs totaling $5,244,231 and "Mineral Interests Administration And Investigation" expenses totaling $387,787.

Los Zorros Property - During 2012, exploration work at the Los Zorros Property included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

Final Advance Royalty Payment Made – During the first quarter of 2012, we also made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company had acquired under the “Hochschild Option/Purchase”. Pursuant to the terms of the agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years: by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 ($500,000 paid). The advance royalty payments are recoverable from future royalty payments.

Aravena Option (Dropped Subsequent To Year End) - During the three months ended March 31, 2012 we made an option payment of US$95,345 on the Aravena Option. Pursuant to an option contract dated June 28, 2011, the Company had an option to acquire a 100% interest in approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. However, subsequent to the year ended December 31, 2012 the Company decided not to exercise the Aravena option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. This resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payment costs and patents costs totaling $201,407 were written off at December 31, 2013.

Chimberos Property - During the fourth quarter of fiscal 2012, we completed blasting and bulldozer work to construct access roads and drill pads in preparation for drilling. By year-end, six core holes had been drilled for a total of 2,073 meters of drilling.

INCA Property - Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions (pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR on the Providencia Mine concessions, which comprise a portion of the INCA Property, for the Chilean peso equivalent of US$50,000 by making 10 payments as follows: US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013).

During the year ended December 31, 2012 we received proceeds of $5,000 from the exercise of a warrant for the purchase of 25,000 shares at $0.20 per share. During 2012, the Company held a portion of its liquid assets in gold and silver bullion in lieu of holding cash. At December 31, 2012, the Company held 6,230 grams of gold and 10,328 ounces of silver which had a fair value of $642,690. During the year ended December 31, 2012, the Company recognized a gain of $419,332 on the changes in fair value of its gold and silver bullion. Subsequent to the year ended December 31, 2012, the Company sold all of its remaining gold and silver bullion holdings for proceeds of $651,753.

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

During FYE 2011, we also further expanded the Los Zorros land holdings: we entered into a Unilateral Option Contract dated June 28, 2011 with Cristian Marcelo Aravena Caullan (the "Aravena Option") to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year) and U.S. $90,000 due January 31, 2013.

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

Fiscal Year Ending December 31, 2010 (“FYE 2010”)

During FYE 2010 we focused our exploration activities principally on our Los Zorros property in Chile. Our exploration/mineral interests costs for FYE 2010 totaled $1,314,972.

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

Plans and Projections, 2013 - The Company's exploration activities over the next year will continue to be focused on our copper, gold and silver projects in Chile. The Company will continue to consider a joint venture or sale of all or a portion of the INCA copper-gold-molybdenum property in Chile.

We raised a total of $10,162,060 during FYE 2010 from two private placements and the exercise of warrants; during FYE 2011 we raised proceeds of $4,735,500 from the exercise of warrants and stock options, and during the year ended December 31, 2012 we received proceeds of $5,000 from the exercise of 25,000 warrants. Based on current assets on hand at the date of this report, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year. Beyond that time, it will be necessary to raise additional financing in order to fund our ongoing general operations and exploration programs. We propose to raise the required funds through the issuance of securities, by way of either private placement, exercise of warrants, by public offering and/or joint venture or sale of certain mineral properties in order to fund our exploration. Although we anticipate we will be able to complete equity placements sufficient to meet our capital requirements, there can be no assurance that we will be able to do so on terms favorable to us or at all. See Item 4 “Information on the Company” – “Description of Property”. See “Special Note Regarding Forward Looking Statements”.

Description of Property

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

The Los Zorros property covers a district of about 80 square kilometers with numerous scattered small mines and prospects where there was sporadic attempts at small-scale production for copper, gold and silver in the past. The exploration objective at Los Zorros is to explore for copper, gold and silver beneath the widespread mineral occurrences in this district of historic small mining activity. The Los Zorros property is a very large, district-sized land holding, only a portion of which has been systematically explored by SAMEX to date. The Company has 100% interest in 67 mineral concessions (approx. 8,690 hectares) acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts. Of particular significance, all acquisition payments have been made on these extensive accumulated land holdings at Los Zorros.

The Los Zorros district is situated at the convergence of important geologic and structural features. The property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills; the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system. The property is also the locus of younger porphyry intrusions; clay-sericite-pyrite alteration is superposed on the porphyry intrusions. Much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt. The style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions. There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization. Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form copper, gold and silver mineralized areas.

Many kilometers of access roads, bulldozer trenches, and a total of 29,434.45 meters of drilling in 65 core drill holes have been completed during various exploration programs conducted by SAMEX between 2004 and 2012. A detailed summary of work done on the property is contained in our Form 20-F Annual Report for the year ended December 31, 2011, a copy of which is filed with the SEC and in a Company news release dated September 25, 2012 filed with the SEC on Form 6-K. Copies of the Form 20-F and Form 6-K can be viewed at www.sec.gov/edgar.shtml. During 2012, exploration work at Los Zorros included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

In addition to the exploration that has been conducted from 2004 to 2012, exploration drilling is ongoing at Los Zorros in 2013 with a focus on the "El Gringo" area. Work done to date has been successful in identifying a number of areas of mineralization and a number of targets for additional exploration, but has yet to confirm discovery of a mineral deposit with potentially economic size and grade. For a detailed description of the work subsequent to the year ended December 31, 2012, see Company news releases dated January 31, 2013, February 27, 2013 and March 27, 2013 filed with the SEC on Form 6-K, available for viewing at www.sec.gov/edgar.shtml.

Aravena Option Dropped - Costs Written Off at December 31, 2012 - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), the Company had an option to acquire 100% interest in additional mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patents (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013. However, subsequent to the year ended December 31, 2012, the Company decided not to exercise the Aravena Option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. This resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payment costs and patents costs totaling $201,407 were written off at December 31, 2012.

Los Zorros Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has 100% interest in 67 exploitation mining concessions (approx. 8,690 hectares) acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts. The Company holds a 100% interest in the acquired concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

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

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property). Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid). Pursuant to the exercise of the Hochschild option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater. SAMEX has an option to buyout the Royalty at any time for US$1,800,000. Pursuant to the option/purchase agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 (paid). The advance royalty payments are recoverable from future royalty payments.

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

Sampling, analytical procedures, controls at Los Zorros - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

Los Zorros Property Concession Names/Numbers:
BARBAS 1-7 #03201-3085-9; BARBAS 21-37 #03201-3086-7; BARBAS 41-58 #03201-3087-5; BARBAS 61-74 #03201-3088-3; BARBAS 81-100 #03201-3089-1; BARBAS 101-103 #03201-3090-5; CANDY 1 1-14 #03201-5547-9; COSTA PINTO 1-4 Y 6-12 #03201-7094-K; ELISA 1 AL 4 #03201-0183-2; FLOR MARIA 1-74 #03201-2550-2; GOLD MINING I 1 #03201-6533-4; GRINGO 1-29 #03201-3941-4; GRINGO 31-60 #03201-3942-2; KARINA LXVIII 3-11 #03201-5553-3; LA COLORINA 1-15 #03201-2233-3; LA SOCIALISTA 1-20 #03201-3022-0; LA SOCIALISTA II #03201-1012-2; LAS VIZCACHAS 1-9 #03201-2483-2; LEONOR 1-3 #03201-2489-1; MILAGRO 1-20 #03201-2416-6; NORA I #03201-0527-7; NORA II #03201-2166-3; NORA TERCERA #03201-2643-6; POLO 1 #03201-6687-K; POLO 2 #03201-6688-8; PLACER 22 1-20 #03201-6957-7; SAN PEDRO 1-5 #03201-1246-K; SANTA ROSA 1-20 #03201-2490-5; EL ZORRO VI 1 AL 30 #03201-7294-2; EL ZORRO VII 1 AL 30 #03201-7292-6; EL ZORRO VIII 1 AL 10 #03201-7295-0; EL ZORRO IX 1 AL 20 #03201-7293-4; EL ZORRO X 1 AL 30 #03201-7308-6; EL ZORRO XI 1 AL 30 #03201-7309-4; EL ZORRO XII 1 AL 26 #03201-7310-8; EL ZORRO XIII 1 AL 29 #03201-7311-6; EL ZORRO XIV 1 AL 19 #03201-7312-4; EL ZORRO XV 1 AL 15 #03201-7313-2; THE FOXES ONE 1 AL 40 #03201-7185-7; THE FOXES TWO 1 AL 40 #03201-7186-5; THE FOXES THREE 1 AL 30 #03201-7187-3; THE FOXES FOUR 1 AL 20 #03201-7188-1; PIERNAS LARGAS 1 AL 16 #03201-7482-1; FOXES 1 AL 8 #03201-8071-6; EL ZORRO 16 B 1 AL 17 #03201-7666-2; EL ZORRO 18 1 AL 20 #03201-7668-9; EL ZORRO 19 1 AL 30 #03201-7669-7; EL ZORRO 20 1 AL 30 #03201-7670-0; EL ZORRO 21 1 AL 20 #03201-7671-9; EL ZORRO 1 AL 2 #03201-7664-6; EL ZORRO V 1 AL 9 #03201-7483-K; EL ZORRO 22 1 AL 17 #03201-7606-9; EL ZORRO 23 1 AL 19 #03201-7607-7; POLO 2 #03201-7485-6; POLO 3 #03201-7486-4; POLO 5 #03201-7488-0; PLACER 20 1 AL 30 #03201-7005-2; PLACER 21 1 AL 30 #03201-7006-0; FOXES II 1-2 #03201-8849-0; EL ZORRO 17 1 AL 30 #03201-7667-0; LA CURIOSA 1 AL 51 #03201-9563-2; NORITA 1-36 #03201-9564-0; POLO 4 #217-2012; VIVIANA I #03201-E231-2; VIVIANA II #03201-E232-0; VIVIANA III #03201-E233-9; VIVIANA IV #03201-E230-4

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

Chimberos Property, Chile
The Chimberos Property is a silver-gold-copper prospect located about 75 kilometers north of the city of Copiapo and situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas. The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway. Part of the property covers much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos. The exploration objective at Chimberos is to explore for copper, gold and silver beneath this historic mining district.

During the fourth quarter of 2012, we completed blasting and bulldozer work to construct access roads and drill pads in preparation for a drilling program at Chimberos. In November, the Company commenced drilling, and by year-end, 2,073 meters of drilling had been completed in six core drill holes. For further details, see Company news releases dated November 5, 2012 and February 27, 2013 filed with the SEC on Form 6-K, available for viewing at www.sec.gov/edgar.shtml. Due to the change in geologic personnel in January 2013, a portion of the core drilled by the prior geologic team had not yet been logged, sampled and assayed by the time of this Annual Report. A review of the drill core and partial assays received by us to date indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. See Item 5.A. "Chimberos Property".

Chimberos Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has 100% interest in 36 exploitation mining concessions (approx. 2,828 hectares) acquired by staking and purchasing concessions at government auction.

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

Sampling, analytical procedures, controls at Chimberos - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

Chimberos Property Concession Names/Numbers:
LARRY B 1 AL 19 #03201-3577-6; BUENA ESPERANZA #03201-0128-K; COLORADA 1-4 #03201-0981-7; DOS AMIGOS 1 AL 5 #03201-2242-2; GLORIA 1-2 #03201-1341-5; HILDA 2 AL 6 #03201-1765-8; INDEPENDENCIA 1-2 #03201-1157-9; PEHUENCHE #03201-0065-8; RECOVECO 1 AL 10 #03201-1330-K; SALVADORA #03201-1838-7; ZIG-ZAG #03201-0195-6; TRES PUNTAS I 1 AL 38 #03201-7314-0; TRES PUNTAS II 1 AL 20 #03201-7315-9; TRES PUNTAS III 1 AL 20 #03201-7316-7; TRES PUNTAS IV 1 AL 20 #03201-7317-5; TRES PUNTAS V 1 AL 20 #03201-7318-3; TRES PUNTAS VI 1 AL 4 #03201-7319-1; TRES PUNTAS VII 1 AL 7 #03201-7320-5; TRES PUNTAS XI 1 AL 20 #03201-7321-3; TRES PUNTAS XII 1 AL 40 #03201-7322-1; TRES PUNTAS XIII 1 AL 30 #03201-7323-K; TRES PUNTAS XIV 1 AL 53 #03201-7324-8; PUNTITA 1, 1 AL 4 #03201-8590-4; PUNTITA 2, 1 #03201-8638-2; PUNTITA 7, 1 #03201-8643-9; PUNTITA 8, 1 #03201-8591-2; PUNTITA 9, 1 #03201-8592-0; PUNTITA 10, 1 AL 5 #03201-8593-9; LARRY A 1 AL 20 #03201-8644-7; PUNTITA 5, 1 #03201-8641-2; PUNTITA 6, 1 #03201-8642-0; PUNTITA 11, 1 #03201-8594-7; ROB 1 AL 27 #1-852-2012; ROB I 1 AL 9 #2236-2012; ROB II 1 AL 11 #2237-2012; ALTARE 2-378-2012

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

Inca Property, Chile
The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine. The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro. The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district. The INCA property is favorably situated from a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to explore this area for copper, gold, silver and molybdenum.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area. We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines. In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed. Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program. The core-drilling program completed 10,309 meters of drilling in 35 holes. From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for. We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources at that time. Since that time we have been seeking to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

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

During 2011 we expanded our land holdings at the INCA property by purchasing 20 hectares of mineral concessions pursuant to the "Rojas Option" for consideration of the Chilean Peso-equivalent of US$300,000 (paid). With the staking of additional concessions during 2011 and 2012, our landholdings at the INCA project consist of 61 concessions (approx. 8,994 hectares) including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option. With these acquisitions, SAMEX holds prospective and strategic concessions within the INCA project area. See news releases concerning the INCA Property on the SAMEX website at www.samex.com.

Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions which comprise a portion of the INCA property. We are continuing our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

INCA Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has 100% interest in 61 exploitation mining concessions (approx. 8,994 hectares) acquired by staking, purchase at government auction, and by the Araya Option, the Rojas Option/Purchase, and the Viscacha I Purchase as described below:

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid). Buy-out of NSR Royalty - A 1% NSR royalty was retained by the vendor, however pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR royalty on the Providencia Mine concessions (which comprise a portion of the INCA Property) for the Chilean peso equivalent of US$50,000 by making 10 payments as follows: US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013.

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

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis. To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Minerals and transported directly to the ALS Minerals laboratory at Antofagasta or at Coquimbo, Chile.

INCA Property Concession Names/Numbers:
VIZCACHA 1 #03102-2300-K; VIZCACHA 1-2 #03102-2609-2; IRLANDA I 1 AL 3 #03102-3047-2; IRLANDA II 1 AL 2 #03102-3048-0; IRLANDA IV 1 AL 4 #03102-3050-2; IRLANDA V 1 #03102-3051-0; IRLANDA VI 1 #03102-3052-9; IRLANDA VII 1 #03102-3053-7; IRLANDA VIII 1 #03102-3054-5; IRLANDA X 1 AL 4 #03102-3055-3; IRLANDA XI 1 AL 16 #03102-3056-1; IRLANDA XII 1 AL 20 #03102-3057-K; LINDA II 1 #03102-3045-6; IRLANDA IX 1 AL 3 #03102-3112-6; LINDA III 1 AL 3 #03102-3046-4; LINDA I 1 AL 31 #03102-3044-8; MONTANA III 1 AL 30 #03102-3529-6; MONTANA VI 1 AL 30 #03102-3532-6; MONTANA VII 1 AL 30 #03102-3533-4; MONTANA IX 1 AL 30 #03102-3535-0; COLUMBIA VIII 1 AL 20 #03102-3578-4; MONTANA TRES 1 AL 27 #03102-3419-2; MONTANA CUATRO 1 AL 11 #03102-3420-6; MONTANA II 1 AL 30 #03102-3528-8; MONTANA 21 1 AL 30 #03102-3444-3; MONTANA VIII 1 AL 30 #03102-3534-2; MONTANA UNO 1 AL 30 #03102-3417-6; MONTANA DOS 1 AL 26 #03102-3418-4; MONTANA CINCO 1 AL 17 #03102-3392-7; MONTANA 15 1 AL 10 #03102-3439-7; MONTANA 16 1 AL 10 #03102-3440-0; MONTANA 18 1 AL 30 #03102-3442-7; MONTANA 19 1 AL 30 #03102-3551-2; MONTANA 1 AL 29 #03102-3417-4; MONTANA 5 C 1 AL 10 #03102-3392-2; PUNTILLA #03102-0675-K; MATILDE 3 – 4 #03102-0674-1; AURORA 1-5 #03102-0692-K; BLANCA O CONSUELO #03102-0525-7; CONCEPCION 1-6 #03102-0897-3; JUSTA 1 #03102-0581-8; PROVIDENCIA 1-9 #03102-1054-4; CHABELITA I #03102-D295-K; CHABELITA II #03102-D296-8; CHABELITA III #03102-D297-6; CHABELITA IV #03102-D298-4; CHABELITA V #03102-D299-2; CHABELITA VI #03102-D300-K; CHABELITA VII #03102-D301-8; CHABELITA VIII #03102-D302-6; CHABELITA IX #03102-D364-6; CHABELITA X #03102-D365-4; CHABELITA XI #03102-D303-4; CHABELITA XII #03102-D304-2; CHABELITA XIII #03102-D305-0; CHABELITA XIV #03102-D306-9; CHABELITA XV #03102-D307-7; CHABELITA XVI #03102-D308-5; CHABELITA XVII #03102-D309-3; CHABELITA XVIII #03102-D310-7; CHABELITA XIX #03102-D311-5

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

Espejismo Prospects, Chile - Gold Prospects, Inca de Oro region, Chile. SAMEX acquired rights to 11 mineral concessions (approx. 517 hectares) covering gold prospects by purchasing concessions at a government auction and by staking. No exploration is planned for these gold prospects until additional concessions are acquired.

Miscellaneous Properties, Chile - The Company holds various miscellaneous mineral concessions (approx. 800 hectares) for possible future evaluation. No exploration is currently planned for these concessions.

Bolivian Properties, Bolivia (Eskapa, El Desierto, Santa Isabel Properties Written-Off)
In 2009, we decided to temporarily suspend exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status due to what we viewed as a deteriorating political climate for resource companies. This conclusion was re-enforced by a number of events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, and a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms. Since that time, due to the inactivity on the Bolivian properties, each subsequent year we have written down the property interest for the Eskapa, El Desierto and Santa Isabel properties to a nominal value of $1,000 each. Subsequent to the year ended December 31, 2012, we decided to abandon our Bolivian operations and let the Bolivian properties lapse by not paying the annual patents. As a result of this decision, all of the Bolivian exploration and evaluation assets (total of $3,802) related to the Eskapa, El Desierto and Santa Isabel properties were written-off at December 31, 2012. We are currently taking steps to dispose of any remaining assets in Bolivia and to wind-up and close the Bolivian subsidiaries and to dispose of our interest in our related subsidiaries. For further description of our Bolivian properties and exploration work completed on them, please refer to our Form 20-F Annual Report for the year ended December 31, 2011 previously filed with the SEC, a copy of which may be viewed at www.sec.gov/edgar.shtml. See Item 4.A."Wind-up Of Bolivian Subsidiaries.

Seasonality

The Company's business is not subject to seasonal variations.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of minerals are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

4.C. Organizational Structure.

See “History and Development of the Company” for subsidiaries and organizational chart.

4.D. Property, Plants and Equipment.

We do not own any of our offices. Our executive office is located at suite 301, 32920 Ventura Avenue, Abbotsford, British Columbia, Canada that we rent on a month-to-month basis at a monthly cost of approximately $2,250 including rent/taxes/operating costs. We have a field-office/residence in Copiapo, Chile that we rent on a month to month basis at a cost of approximately US$2,050 per month. See “Business Overview” for a description of our mineral exploration properties.

Item 4.A. Unresolved Staff Comments.

Not Applicable.

Item 5. Operating And Financial Review And Prospects

International Financial Reporting Standards - Our consolidated financial statements have been prepared in Canadian dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, which differ in significant respects from Canadian GAAP and U.S. GAAP. As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS. See Item 3.A. Selected financial data - "Conversion To International Financial Reporting Standards (“IFRS”)".

Pursuant to IFRS, during the year ended December 31, 2012 management concluded that the functional currency of the Company's subsidiary, Minera Samex Chile S.A. is the Chilean Peso and not the Canadian dollar as it was previously designated to be, and accounted for this accordingly. In consideration of the effects of the difference in foreign exchange translation and to reflect the Chilean Peso being identified as the functional currency of Minera Samex Chile S.A., the consolidated statements of financial position as at December 31, 2011 and January 1, 2011 and the consolidated statements of comprehensive loss and cash flows for the year ended December 31, 2011 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A. See Item 18. Financial Statements - "Note 13 Restatement", for these adjustments made for fiscal 2011.

The following discussion of our operating results explains material changes in our consolidated results of operations for the year ended December 31, 2012. These consolidated financial statements include the accounts of the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2012 to September 30, 2012 and the first quarter of their 2013 fiscal year from October 1, 2012 to December 31, 2012. The discussion should be read in conjunction with the Company's consolidated financial statements to December 31, 2012 and the related notes included in this report. Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report. See “Special Note Regarding Forward Looking Statements” and Risk Factors”.

Overview

Our business is exploration for minerals. We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies. The key determinants of our operating results include the following:

a)	our ability to identify and acquire quality mineral exploration properties on favorable terms;
b)	the cost of our exploration activities;
c)	our ability to finance our exploration activities and general operations;
d)	our ability to identify and exploit commercial deposits of mineralization; and
e)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)	the competitive demand for quality mineral exploration properties;
b)	political and regulatory climate in countries where properties of interest are located;
c)	regulatory and other costs associated with maintaining our operations as a public company;
d)	the costs associated with exploration activities; and
e)	the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them. We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)	market prices for gold, silver, copper and other metals and minerals;
b)	the market for our securities; and
c)	the results from our exploration activities.

Significant factors affecting our operations over the past several years include the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals. During 2012, lingering effects of the 2008-2009 financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, and a growing sovereign debt crisis - contributed to a significant increase in the demand for, and in the price of, gold and silver, although with considerable volatility. While, in April 2013, gold and silver experienced a dramatic price drop over a two week period that resulted in a negative outlook for junior exploration companies. While uncertainty over global financial conditions had led to significant increases in the price of gold and silver and a brief improvement in the market for securities of precious metal exploration companies in 2011, it has also led to significant market uncertainty and more recently, a significant decline in the market for junior resource companies. While we anticipate that improved metal prices will in due course improve the market for the securities of junior gold and silver explorers and therefore our ability to secure additional equity financing, the timing and extent of such effects cannot be accurately predicted. Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control. We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Currency Risk

Currency exchange rate fluctuations could adversely affect our operations. The parent Company's functional currency is the Canadian Dollar and the functional currency of the Company's subsidiary, Minera Samex Chile S.A., is the Chilean Peso. We have obligations and commitments in Canadian Dollars, Chilean Pesos and United States Dollars. Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies

We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to our consolidated financial statements. These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results. In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results. You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions

As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations. We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses. Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time. This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control. Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties. Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be significantly different from those contained in our consolidated financial statements.

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

5.A. Operating Results

Overview Of Results For The Fiscal Year Ended December 31, 2012 (“FYE 2012”) With A Comparison To The Fiscal Year Ended December 31, 2011

The following section contains a summary of our operating results for the year ended December 31, 2012, which is qualified by detailed descriptions that follow elsewhere in this document. This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly economic trends that affect the price of the commodities we explore for or those that affect the market for our securities. See Item 5.D “Trend Information”.

The Company raised substantial private placement funding during the later part of 2010 and received proceeds from the exercise of warrants during 2011 and 2012. This provided funding for our general operations and for exploration activities and expenditures during 2012 which included "Exploration And Evaluation Assets" costs totaling $5,244,231 and "Mineral Interests Administration And Investigation" expenses totaling $387,787 for the year ended December 31, 2012.

Los Zorros Property, Chile - During 2012, exploration work at Los Zorros included bulldozer work to construct access roads, drill pads and trenches and a total of 11,844 meters of drilling was completed in 21 core drill holes. We also further expanded the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities. The Los Zorros property covers a district of about 80 square kilometers with numerous scattered small mines and prospects where there was sporadic attempts at small-scale production for copper, gold and silver in the past. The exploration objective at Los Zorros is to explore for copper, gold and silver beneath the widespread mineral occurrences in this district of historic small mining activity. Of particular significance, all acquisition payments have now been made on our extensive accumulated land holdings at Los Zorros. See Item 4.B. "Los Zorros Property".

Final Advance Royalty Payment Made – During the first quarter of 2012, we made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company had acquired under the “Hochschild Option/Purchase”. Pursuant to the terms of the agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years: by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 ($500,000 paid). The advance royalty payments are recoverable from future royalty payments.

Aravena Option Dropped Subsequent To Year End - During the first quarter of 2012 we made an option payment of US$95,345 on the Aravena Option. Pursuant to an option contract dated June 28, 2011, the Company had an option to acquire a 100% interest in approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. However, subsequent to the year ended December 31, 2012, the Company decided not to exercise the Aravena option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. Dropping the option on these concessions resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payments and patent costs totaling $201,407 were written off at December 31, 2012.

In addition to the exploration that has been conducted at Los Zorros from 2004 to 2012, exploration drilling is currently ongoing in 2013. For further property details, see "Los Zorros Property" in Item 4.B "Description Of Property".

Chimberos Property, Chile - In November 2012 the Company commenced drilling at the Chimberos Property to explore in the area of the historic Buena Esperanza silver mine. During 2012, six core holes were drilled for a total of 2,073 meters. SAMEX is also in the process of updating exploration plans at the Chimberos Property to follow up its prior geological team’s recent drilling campaign. A detailed review of the drill core and partial assays received by us to date indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. We anticipate announcing results in due course once all logging and assaying has been completed. For further property details, see "Chimberos Property" in Item 4.B. "Description Of Property". See “Special Note Regarding Forward Looking Statements”.

INCA Property, Chile - During 2012 we continued to have discussions with parties interested in our INCA copper-gold- molybdenum property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property. With additional concessions staked, our landholdings at the INCA property consist of 61 concessions (approximately 8,994 hectares) of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option/Purchase. Expenditures on the INCA property during 2012 included costs for staking, surveying, constructing monuments for concessions, annual patent payments, maintaining and staffing the INCA camp/core storage facilities, and monthly payments related to the US$50,000 buy out of the 1% NSR on the Providencia Mine concessions which comprise a portion of the INCA property. For further property details, see "INCA Property" in in Item 4.B "Description Of Property".

Bolivian Properties Written Off (Eskapa, El Desierto, Santa Isabel Properties) - Subsequent to the year ended December 31, 2012 we decided to abandon our Bolivian operations and allow the Bolivian properties lapse by not paying the property patents. As a result of this decision, all of the Bolivian exploration and evaluation assets (total of $3,802) related to the Eskapa, El Desierto and Santa Isabel properties were written-off at December 31, 2012. See Item 4.B. "Bolivian Properties" and Item 4.A. "Wind-up Of Bolivian Subsidiaries".

Gold and Silver Bullion Holdings - During 2012, the Company held a portion of its liquid assets in gold and silver bullion in lieu of holding cash. The Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion during fiscal 2012. At December 31, 2012, the Company held 6,230 grams of gold and 10,328 ounces of silver which had a fair value of $642,690. Gold and silver bullion are measured at fair value with changes in carrying value being included in profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $419,332 on the changes in fair value of its gold and silver bullion (2011 - a gain of $433,233). The $1,866,307 loss from operations for fiscal 2012 was offset by a gain of $419,332 on the changes in fair value of the gold and silver bullion holdings, resulting in a net and comprehensive loss of $761,555 for the year ended December 31, 2012. Subsequent to the year ended December 31, 2012, the Company sold all of its remaining gold and silver bullion holdings for proceeds of $651,753. We do not currently hold any gold or silver bullion.

Extension Of Warrant Terms - During 2012, the Company extended the terms of the following warrants:

1,823,668 warrants exercisable at $0.35 per share. These warrants were originally issued with a two-year term expiring July 8, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years until July 8, 2014. The exercise price of the warrants remains at $0.35 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $222,101 which was charged to deficit. Sasan Sadeghpour, a Director/Control Person of SAMEX, holds 861,834 of these warrants.

17,583,720 warrants exercisable at $0.70 per share. These warrants were originally issued with a two-year term expiring on November 1, 2012. The Company received consent from the TSX Venture Exchange to extend the term of these warrants for two additional years. The exercise price of the warrants remains at $0.70 per share. The extension of the term resulted in an incremental increase in the fair value of the warrants of $1,001,576 which was charged to deficit. Sasan Sadeghpour, a Director/Control Person of SAMEX, holds 10,164,000 of these warrants.

Settlement Agreement - During the third quarter of 2012, the Company postponed its annual general meeting originally scheduled for September 7, 2012, to help facilitate the completion of an amicable settlement agreement between all parties in regards to earlier disputes. On September 10, 2012, SAMEX reached an agreement (the "Settlement Agreement") with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour who collectively owned approximately 23.64% of SAMEX's outstanding common shares at that time. As part of the agreement, SAMEX appointed Sasan Sadeghpour to the SAMEX board of directors and to the position of Chair of the Board and also to serve on the Audit Committee and the Compensation Committee. In conjunction with the foregoing, Peter Dahl, agreed to step down as a director and Chair of the Board. A copy of the Settlement Agreement has been furnished on Form 6-K with the SEC on September 13, 2012 and can be viewed at www.sec.gov/edgar.shtml. Pursuant to the Settlement Agreement, $50,000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, to reimburse for legal fees.

Annual General Meeting - SAMEX held its annual general meeting in Abbotsford, BC on October 1, 2012. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6) and the following were elected as directors of the Company: Jeffrey Dahl - President & CEO; Sasan Sadeghpour - Chairman of the Board; Larry McLean - Vice President Operations and CFO; Robert Kell - Vice President Exploration; Allen Leschert; and Malcolm Fraser.

New Management Team - Subsequent to the year ended December 31, 2012, the Company completed a change in senior management pursuant to the terms of the Settlement Agreement effective January 15, 2013 as follows:

RESIGNING DIRECTORS AND OFFICERS
Name	Office
Jeffrey P. Dahl	Director, President and Chief Executive Officer
Larry D. McLean	Director, Vice President Operations, Chief Financial Officer
Robert E. Kell	Director, Vice President Exploration
Allen D. Leschert	Director
Malcolm B. Fraser	Director
Brenda McLean	Corporate Secretary

NEW AND CONTINUING APPOINTMENTS
Name	Office
*Sasan Sadeghpour	Director, Chairman, Interim Chief Executive Officer
*James Pappas	Director
*Travis Cocke	Director
*Patrick M. Cahill, CPA	Director
Larry D. McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
* Members of Audit Committee

All of the resigning directors and officers entered into 2 year advisory/consulting agreements (the "Advisory Agreements") with the Company whereby they agreed to continue to act as consultants to the Company in order to ensure an efficient and orderly transition to new management. The Advisory Agreements provided that the individuals would provide up to one (1) hour consultation per month in consideration for continuation of certain previously granted incentive stock options, with additional time, if required, to be based on a reasonable fee on terms and conditions to be agreed to. See 6.B. "Compensation - Stock Options" and Item 7.B. "Related Party Transactions". Sasan Sadeghpour, Director and Chairman of the Company, agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00. Larry D. McLean and Brenda McLean agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed.

As result of the forgoing change, the following three new directors were added to the Board:

James Pappas - James Pappas is the Managing Member of JCP Investment Management, LLC and the sole member of JCP Investment Holdings, LLC, the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (Ticker: GS) (“Goldman Sachs”), a multinational investment banking and securities firm, in their Investment Banking Division. Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America, a multinational banking and financial services corporation. Mr. Pappas sits on the Board of Directors of Morgan’s Foods. Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University.

Travis Cocke - Mr. Cocke has over seven years of public market investment experience including over two years as a portfolio manager with complete investment discretion for the public equity portfolio of a small family office. Prior to co-founding Southpaw Capital LLC in 2011, he was a Portfolio Manager at Farney Management Corp., and an Investment Analyst at Ascendant Advisors LLC. Mr. Cocke also held positions at the Texas Teachers Retirement System, a $100 billion public pension fund, and at Omega Advisors, a $6+ billion long/short hedge fund based in New York. Additionally, Mr. Cocke is a managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University.

Patrick M. Cahill, CPA - Mr. Cahill works as an independent consultant assisting companies on financial and operational projects. From 2001 to 2008, Mr. Cahill was the Chief Financial Officer of Champion Window, Inc. Champion is a manufacturer and distributor of windows to the new residential construction industry. From 1987 to 2001, he was employed at Equus Capital Management Corporation originally as its Controller and ultimately as a Vice President and its Chief Financial Officer. Equus was involved in the management of publicly traded and privately held leveraged buyout funds involved in the acquisition of small to medium sized businesses in a variety of industries. From 1982 to 1987 Mr.Cahill worked as an auditor for Ernst & Young. He has served on the board of directors of two privately held companies. Mr. Cahill is a graduate for The McCombs School of Business at The University of Texas.

As a result of terminations effected on January 15, 2013 pursuant to the Settlement Agreement, severance totaling $1,341,734 was paid to employees and a consultant of the Company, $1,188,000 of which was paid to employees and a consultant who were also former directors or officers of the Company.

Agreement with Toro Taylor - Our subsidiary Minera Samex Chile S.A. (“Samex Chile”) entered into an agreement dated January 16, 2013 with Toro Taylor Y Compañia Limitada (“ETT”), a company owned or controlled by our Chief Geologist, Juan Carlos Toro Taylor. Under the terms of the Agreement, ETT agreed to conduct certain exploration activities on the Company’s Chilean projects including in particular at least 1,200 meters of drilling. Samex Chile is required to pay compensation of US$40,000 per month to cover the cost of ETT consultants (including the sum of US$14,000 per month payable as compensation for Juan Carlos Toro Taylor) plus expenses and an administrative fee of 10% of exploration and travel expenses, excluding ETT consultant compensation. The term of the agreement is for three (3) months expiring April 17, 2013. The parties have agreed to extend the agreement for a further two months to allow for completion of the current work program.

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an effect on our overall performance. In the latter part of 2008, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession. Shortly thereafter, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low, along with the price of gold and silver. Along with this, the share prices of most public companies including in particular junior resource stocks such as ours, fell to new lows, which greatly reduced our ability to raise capital. Although precious metal prices rebounded to trade at new highs, with considerable volatility, the market for the shares of junior explorers, after a brief improvement early in 2011, has significantly declined, making our ability to access capital to fund mineral exploration projects considerably more difficult. Also, although the global economy has now largely recovered from the primary effects of the global financial crisis, many countries - particularly the US and Euro-zone countries - are still experiencing slow growth, high unemployment and other economic stresses, which in turn may continue to depress general investor sentiment and their levels of risk tolerance, and thus the market for junior explorers. We anticipate that, due to prevailing global economic imbalances and other continuing economic conditions, gold and silver prices will be volatile and could rapidly reach much higher levels in response to economic shocks or other triggering events, should they occur. While such events could indirectly result in higher share prices for junior gold and silver explorers, we cannot accurately predict the timing of such events or their actual effect on our ability to raise capital.

Plans and Projections – SAMEX exploration activities will continue to be focused on its copper-gold-silver projects in Chile. The Company will continue to consider a joint venture or sale of all or a portion of the INCA copper-gold-moly property in Chile. See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Summary for fiscal 2012

For the year ended December 31, 2012, expenditures related to our mineral exploration properties included "Exploration And Evaluation Assets" costs totaling $5,244,231 and "Mineral Interests Administration And Investigation" expenses totaling $387,787. Our assets categorized in the Consolidated Statements Of Financial Position as “Exploration And Evaluation Assets" increased to $18,139,082 at December 31, 2012 ($12,397,911 at December 31, 2011).

Current Assets at December 31, 2012 totaled $3,531,045 ($9,918,174 at December 31, 2011). The Company's Total Assets were $21,772,354 at December 31, 2012 ($22,397,380 at December 31, 2011). At December 31, 2012, we were debt-free, apart from accounts payable and accrued liabilities of $193,848, the major portion of which was subsequently paid in January 2013.

The following comments relate to categories in the consolidated financial statements for the year ended December 31, 2012:

Statements of Financial Position
“Gold and Silver Bullion” - During 2012, the Company held a portion of its liquid assets in gold and silver bullion in lieu of holding cash. The Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion for proceeds of $5,568,083 during the year ended December 31, 2012. At December 31, 2012, the Company held 6,230 grams of gold and 10,328 ounces of silver which had fair value of $642,690. Gold and silver bullion are measured at fair value with changes in carrying value being included in profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $419,332 on the changes in fair value of its the gold and silver bullion (2011 - a gain of $433,233).

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

“Office and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, courier, parking, mileage, printing, software.

“Professional Fees” – includes fees for consultants, legal fees for corporate counsel in Canada and South America as well as fees and retainers charged by specialized legal counsel and for other professional advisors/services.

"Salaries and Benefits" - the amount for the year ended December 31, 2011 included salary payments and one-time bonus payments made during the second quarter of fiscal 2011.

"Gain On Gold And Silver Bullion" - the Company recognized a gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings during the year ended December 31, 2012.

"Net Loss" - The $1,866,307 loss from operations for fiscal 2012 was offset by a gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings, resulting in a net loss of $1,446,975.

Statement of Changes In Shareholders' Equity
"Warrant Extension" - In fiscal 2011 the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year. This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit for fiscal 2011. During fiscal 2012 the Company received approval to extend the term of 1,823,668 warrants at $0.35 per share for two additional years, and to extend the term of 17,583,720 warrants at $0.70 per share for two additional years. This resulted in incremental increases in the fair value of the warrants of $222,101 and $1,001,576 respectively for a total charge of $1,223,677 to deficit for the year ended December 31, 2012.

"Share Based Payments" - During the year ended December 31, 2012, the Company granted a stock option to an employee/geologist on a total of 100,000 shares at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation costs as stock-based compensation.

Overview Of Results For The Fiscal Year Ended December 31, 2011 (“FYE 2011”) With A Comparison To The Fiscal Year Ended December 31, 2010 - The following section contains a summary of our operating results for the fiscal year ended December 31, 2011, which is qualified by detailed descriptions that follow elsewhere in this document. This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly economic trends that affect the price of the commodities we explore for or those that affect the market for our securities. See Item 5.D “Trend Information”.

The Company raised substantial private placement funding during the later part of 2010 and received significant proceeds from the exercise of warrants during 2011, which allowed us to increase our staff and expand our exploration activities and expenditures during 2011 as compared to 2010. Costs for categories such as exploration and evaluation assets, mineral interests administration and investigation, office and miscellaneous, salaries and benefits, and travel and promotion correspondingly increased over the expenditures during 2010. For the year ended December 31, 2011, "Exploration And Evaluation Assets" costs totaled $2,570,758 (2010 - $1,309,685) and "Mineral Interests Administration And Investigation" expenses totaled $287,369 (2010 - $208,939).

Los Zorros Property, Chile - During the first quarter of 2011, we continued the drilling program at Los Zorros that had commenced during 2010. In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district. During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter of 2011. During the later part of 2011 we engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp. We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.

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

INCA Property, Chile - During 2011, we expanded our land holdings at the INCA property by exercising our option (the "Rojas Option") to purchase 20 hectares of mineral concessions by paying the balance of the Chilean Peso-equivalent of US$300,000 option price (US$150,000 of which the Company had previously paid) and staking addition concessions, increasing our landholdings to approximately 8,866 hectares, including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option.

We also continued our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

Gold and Silver Bullion Holdings - During the first quarter of fiscal 2011, we used a portion of our cash to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash. During the second quarter ended June 30, 2011, we used a portion of our cash to purchase approximately $999,980 worth of gold bullion to hold in lieu of cash. During the fourth quarter ended December 31, 2011, we sold 35,000 ounces of silver bullion for proceeds of $1,220,291 which resulted in a gain of $229,706 and purchased $509,140 worth of silver ounces. At December 31, 2011, we held 87,362.448 grams of gold and 50,018.674 ounces of silver which had a fair value of $5,807,372. The fair value of our gold and silver bullion holdings is determined by the closing prices of gold and silver at the date of the period/year end and also the US dollar exchange rates on these dates. Gold and silver bullion is measured at fair value through the statement of comprehensive loss. There was a gain of $433,233 on the gold and silver bullion holdings for fiscal 2011.

Bolivia: During 2011 our Bolivian properties remained on “care and maintenance” status. Due to the inactivity on the Bolivian properties, the property interest for the Eskapa Property, the El Desierto Property and the Santa Isabel Property was each written down to a nominal value of $1,000 resulting in a combined valuation of only $3,000 for our Bolivian properties at December 31, 2011. Subsequent to the end of the December 31, 2012year, we abandoned our Bolivian operations and are in the process of winding up our Bolivian Subsidiaries. See Item 4.B. "Bolivian Properties" and Item 4.A. "Wind-up Of Bolivian Subsidiaries".

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

For the year ended December 31, 2011, "Exploration And Evaluation Assets" costs totaled $2,570,758 (2010 - $1,309,685) and "Mineral Interests Administration And Investigation" expenses totaled $287,369 (2010 - $208,939).

Our assets categorized in the Consolidated Statements Of Financial Position as “Exploration And Evaluation Assets" increased to $13,625,896 at December 31, 2011 as compared to $10,299,789 at December 31, 2010.

The amount of cash on hand at December 31, 2011 was $3,991,264 compared to $4,870,337 at December 31, 2010 and the Company's "Gold and Silver Bullion" holdings had a fair value of $5,807,372 at December 31, 2011 compared to a fair value of $4,107,333 at December 31, 2010. The Company's total assets were $22,397,380 at December 31, 2011 compared to $19,116,519 at December 31, 2010. At December 31, 2011, we were debt-free, apart from accounts payable and accrued liabilities of $89,211 compared to $91,890 at December 31, 2010.

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

The following comments relate to certain categories in the consolidated financial statements to December 31, 2011:

Statements of Financial Position
“Gold and Silver Bullion” - During the first quarter of fiscal 2011, the Company used a portion of its cash to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash. During the second quarter ended June 30, 20011, the Company used a portion of its cash to purchase approximately $999,980 worth of gold bullion to hold in lieu of cash. During the fourth quarter ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 which resulted in a gain of $229,706 and purchased $509,140 worth of silver. At December 31, 2011, the Company held 87,362.448 grams of gold and 50,018.674 ounces of silver which had a fair value of $5,807,372. The fair value of the Company's gold and silver bullion holdings is determined by the closing prices of gold and silver at the date of the period/year end and also the US dollar exchange rates on these dates. There was a gain of $433,233 on the gold and silver bullion holdings for fiscal 2011. Physical gold and silver bullion are highly liquid and are readily convertible to cash.

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

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources 2012 - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the year ended December 31, 2012. During the year ended December 31, 2012 we realized a loss from operations of $1,866,307 offset by a recognized gain of $419,332 on the sale of, or changes in fair value of the gold and silver bullion holdings. We realized a net loss of $1,446,975 or $0.02 per share for the year ended December 31, 2012 ($3,708,873 or $0.03 at December 31, 2011). Losses are a reflection of our ongoing expenditures on our mineral property exploration and evaluation assets which are all currently in the exploration stage. Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise additional financing in the future to meet our working capital and on-going cash requirements. We may raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants or we may secure additional exploration funding through option or joint venture agreements on our mineral properties or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements. Based on current assets on hand at the date of this report, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year. The Company plans to focus its exploration activities over the next year on its copper-gold-silver projects in Chile. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties. Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations. We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements. We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants. We may also secure additional exploration funding through option or joint venture agreements on our mineral properties or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements. While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so. If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

Financing 2010 to 2012 - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties. 2010/2011 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals. These trends during 2010/2011 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years. During fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows: during the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share. During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share. During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share. During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

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

During the year ended December 31, 2012 we received proceeds of $5,000 from the exercise of a warrant for the purchase of 25,000 shares at $0.20 per share.

Use Of Proceeds 2010 to 2012 - In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital. This intended use of proceeds was more than satisfied as exploration/mineral interests costs totaled $1,309,685 for the 2010 fiscal year. During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital. This intended use of proceeds was satisfied by our exploration/mineral interests costs/expenses for 2011 and 2012 as follows:

For the year ended December 31, 2011, our exploration and evaluation assets costs totaled $2,570,758 and mineral interests administration and investigation expenses totaled $287,369. For the year ended December 31, 2012, exploration and evaluation assets costs totaled $5,244,231 and mineral interests administration and investigation expenses totaled $387,787.

Anticipated Capital Requirements - Based on current assets on hand at the date of this report, we believe we have sufficient funds to conduct our general operations over the next year, however we may require additional capital to fund our exploration programs over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so. If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations. Since we own our interests in our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below). Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” and other operating expenses in the normal course of business (See Item 5.F “Tabular Disclosure of Contractual Obligations”) and other operating expenses in the normal course of business. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.C. Research and Development, patents and licenses, etc.

We are a mineral exploration company and we do not carry on any research and development activities.

5.D. Trend Information

We anticipate that the price of gold, silver, and copper will continue to be volatile over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions. Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

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

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration or acquisition activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property. Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities. During 2012, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis and ensuing recession, as well as the impact of measures taken to counteract its effects. In response to the crises, many governments engaged in broad economic stimulus activities and expansionist monetary policies, resulting in large fiscal deficits and unprecedented levels of government debt and slow or negative growth and high levels of unemployment, particularly in Greece and Spain. These and other factors gave rise to mounting concern over the possibility of sovereign debt default and a systemic financial failure in the Euro-zone resulting in broader financial contagion. In addition, new concerns began to develop over the appearance of asset bubbles, and a general slowdown in China and other developing economies. Although the United States and certain other countries began to show signs of moderate growth during 2012, and the Euro-zone successfully avoided or contained its most serious financial threats, these concerns and the underlying financial conditions that gave rise to them, persisted throughout 2012, although in a more muted form.

In light of, and likely in response to these and other factors, the price of gold, which rose to over $1,900/oz. during 2011, before dropping back to $1,700 range, continued to rise somewhat during 2012, although with considerable volatility. The price of silver, which rose to over $48 in 2011, ending the year around $30, rose slightly during 2012, although, again, with considerable volatility. Although, the market for shares of junior precious metal explorers also improved briefly with the increase in precious metal prices, the market for the shares of junior exploration companies declined significantly in 2012, making it much more difficult for companies to raise capital for exploration. Further, while precious metals have remained relatively strong they have shown considerable volatility, including the largest one-day decline in over 30 years in mid-April 2013, recovering in part shortly thereafter. This in turn has had a further negative effect on the market for shares of all mining companies, particularly junior exploration companies. While these trends have not yet had a direct effect on the Company, since we have had sufficient funds to cover our general operations and exploration programs, they may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our general operations and exploration programs. See “Special Note Regarding Forward Looking Statements” and “Risk Factors”.

5.E. Off Balance Sheet Arrangements

At December 31, 2012, we did not have any material off-balance sheet arrangements out of the ordinary course of business other than employment or consulting agreements with our executives. Currently, we do not have any material off-balance sheet arrangements out of the ordinary course of business, other than as expressly disclosed elsewhere herein.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at April 26, 2013 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Payment Due By Period
Contractual Obligations	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Purchase NSR Royalty (1)	US$10,000	US$10,000
Capital (Finances) Lease Obligations	NIL
Lon-term Debt Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$10,000	US$10,000

(1) Pursuant to a royalty purchase contract dated August 20, 2012 the Company is buying out the 1% NSR royalty on the Providencia Mine concessions (which comprise a portion of the INCA Property) for the Chilean peso equivalent of US$50,000 by making 10 monthly payments as follows: US$5,000 on August 31, 2012 (paid); US$5,000 on October 4, 2012 (paid); US$5,000 on November 4, 2012 (paid); US$5,000 on December 4, 2012 (paid); US$5,000 on January 4, 2013 (paid); US$5,000 on February 4, 2013 (paid); US$5,000 on March 4, 2013 (paid); US$5,000 on April 4, 2013 (paid); US$5,000 on May 4, 2013; and US$5,000 on June 4, 2013. (see INCA Property in Note 6 “Exploration And Evaluation Assets” to the Consolidated Financial Statements) (see Item 4.B "Description of Property", "INCA Property").

5.G. Safe Harbor

Information provided pursuant to Items 5.E and 5.F may contain forward-looking information which may vary from actual results. See “Special Note Regarding Forward Looking Statements”.

Item 6. Directors, Senior Management And Employees

6.A. Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, and their positions and offices at April 26, 2013. All four of our directors are residents of the United States. None of our directors serve as directors for other public issuers except for independent director, James Pappas, who is also a director of Morgan's Foods Inc. (Ticker: MRFD).

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Sasan Sadeghpour, 31 Houston, Texas Director, Chairman and Interim Chief Executive Officer	Investment Manager/General Manager	January 15, 2013	September 10, 2012
Patrick M. Cahill, 53 The Woodlands, Texas Director	Financial/Operational Consultant	N/A	January 15, 2013
James C. Pappas, 32 Houston, Texas Director	Investment Manager/General Partner	N/A	January 15, 2013
Travis W. Cocke, 26 The Woodlands, Texas Director	Investment Manager/Analyst	N/A	January 15, 2013
Juan Carlos Toro Taylor, 63 Santiago, Chile Chief Geologist	Consulting Geologist	N/A	N/A
Larry D. McLean, 63 Abbotsford, British Columbia Interim Chief Financial Officer (husband of Brenda McLean)	CFO/Operations Manager	November 3, 1995	N/A
Brenda McLean, 61 Abbotsford, British Columbia Interim Corporate Secretary (wife of Larry McLean)	Corporate Secretary	November 3, 1995	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.

6.B. Compensation.

During the year ended December 31, 2012, employees who were also former directors or officers of the Company were paid salaries totaling $523,800 including $177,000 to Jeffrey Dahl, former President and Chief Executive Officer, $162,000 to Robert Kell, former Vice President-Exploration, $114,000 to Larry McLean, former Vice President–Operations and Chief Financial Officer, and $70,800 to former Corporate Secretary, Brenda McLean. Compensation for all of our executives is subject to review and approval by the Compensation Committee. See Item 6.C “Board Practices – Compensation Committee”.

A former director of the Company charged $6,000 during the year ended December 31, 2012 for providing research and consulting services for the Company's Board of Directors. A former director of the Company provided legal services to us through Leschert & Company Law Corporation which charged $204,147 for legal services during the year ended December 31, 2012. During the year ended December 31, 2012, pursuant to a settlement agreement dated September 10, 2012, $50,000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

In fiscal 2011, the Company entered into formal agreements with its senior staff (Jeff Dahl, Larry McLean, Brenda McLean, Rob Kell and Phil Southam) effective October 1, 2011 reflecting compensation and terms of employment in effect as at that date, which formalized prior verbal arrangements with such individuals as at that date and clarified certain provisions respecting employment duties, use of confidential information, and provisions applicable upon cessation of employment. Among other things, the agreements, all of which are in similar form, provided that all confidential information held or work product developed by the employee will remain the property of the Company upon termination. The Agreements also provided that if the employee were terminated for ‘cause’ (as interpreted by courts in Canada), the employee would be entitled only to compensation (salary, expenses, bonuses and stock options) (“Compensation”) earned up to the time of termination, but if terminated without ‘cause’, including constructive termination due to a material change in the employee's conditions of employment, remuneration, position, duties or reporting structure, within 24 months following a change of control, the Company will be required to either give prior notice of such proposed termination for terms ranging from 18 to 24 months (the “Notice Period”) or pay Compensation which would have been payable during the Notice Period in lieu. The Agreement provided further that the employee was also required to remain available after termination on a limited consulting basis for the purpose of providing documentation and information arising from their prior employment for an additional period after termination equal to the Notice Period in consideration for retention during such period of any incentive stock options held by them at termination.

Subsequent to the year ended December 31, 2012, severance totaling $1,341,734 was paid to employees and a consultant of the Company that were terminated pursuant to the change in management effected January 15, 2013 (a $1,188,000 portion of the severance was paid to employees and a consultant who were former directors or officers of the Company). In conjunction with these changes, certain former directors agreed to the cancellation of certain incentive stock options and the individual former employees, consultant and former directors entered into certain Advisory Agreements whereby they agreed to continue to provide certain limited consulting and assistance to the Company in consideration for the continuation of certain other previously granted stock options. See Item 5.A "Operating Results - Settlement Agreement"; Item 6.B. Compensation "Stock Options"; Item 7.B. "Related Party Transactions" and Item 10.C. "Material Contracts".

Subsequent to the year ended December 31, 2012, on April 2, 2013, US$78,429 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

Prior to the change in management effected January 15, 2013, former directors did not receive any monies for serving in their capacity as directors. Subsequent to January 15, 2013, it was resolved that the Company will pay a fee of $5,000 USD to each director on a quarterly basis at the beginning of each quarter for serving in their capacity as directors. Sasan Sadeghpour, director, Chairman and Interim Chief Executive Officer has declined this fee.

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

At our Annual General Meetings held on May 29, 2008, May 26, 2009, May 26, 2010, June 7, 2011, and October 1, 2012 the shareholders passed ordinary resolutions giving annual approval to the Company’s “rolling” stock option plan. Under the terms of the Company’s Stock Option Plan (the “Plan”), our Board of Directors are authorized to grant options to any person who is an employee, director, officer, or consultant for us or one of our subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V or a company which is owned by one or more such individuals (an “Eligible Person”). The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement and the maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted). Our Board of Directors is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy. Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board of Directors after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

Fiscal 2011 Stock Options - During the first quarter of 2011, the Company granted a stock option to a new director for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $132,130 that was expensed in the statements of comprehensive loss in the category “Stock-based compensation”. During the second quarter of 2011, the Company granted options on 525,000 shares at $1.50 per share to consultants and employees of the Company, and options to directors and officers on 1,900,000 shares at a price of $1.50 per share with a fair value on the grant date of $3,101,875, of which a $2,494,291 portion was expensed in “Stock-based compensation” and $607,584 was capitalized in exploration and evaluation assets in relation to stock options granted to geologists working on the Los Zorros Property. During the second quarter, an option on 100,000 shares at $0.20 per share was exercised for proceeds of $20,000. During the third quarter of 2011, the Company granted a stock option on 100,000 shares at $1.40 per share with a fair value on the grant date of $111,894 that was capitalized in exploration and evaluation assets in relation to the option granted to a geologist working on the Los Zorros Property. During the third quarter, one of our directors exercised a stock option to acquire 200,000 shares at $0.20 per share for proceeds of $40,000 to the Company. During the fourth quarter of 2011, the Company granted a stock option on 100,000 shares at $0.70 per share with a fair value on the grant date of $55,014 that was capitalized in exploration and evaluation assets in relation to the option granted to a geologist working on the Los Zorros Property.

Fiscal 2012 Stock Options – During the year ended December 31, 2012, the Company granted an employee/geologist a stock option on 100,000 shares at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation costs as stock-based compensation. During the year ended December 31, 2012, options expired on 50,000 shares at $0.80; 100,000 shares at $1.40; 60,000 shares at $0.70; and 100,000 shares at $0.70. During the third quarter of 2012, options on a total of 525,000 shares at $1.50 per share were cancelled/forfeited pursuant to the Settlement Agreement dated September 10, 2012 reached between SAMEX and Sasco/Sasan Sadeghpour whereby five former directors each forfeited a portion of $1.50 options they had originally been granted.

Subsequent to the year ended December 31, 2012 - Options on 750,000 shares at $1.50 per share were cancelled/forfeited by former directors, employees and a consultant of the Company that were terminated pursuant to a change in management effected January 15, 2013. In conjunction with these changes, certain former directors agreed to the cancellation of certain incentive stock options and the individual former employees, consultant and former directors entered into certain Advisory Agreements whereby they agreed to continue to provide certain limited consulting services and assistance to the Company in consideration for the continuation of certain other previously granted stock options. See Item 5.A "Operating Results - Settlement Agreement"; Item 6.B. Compensation "Stock Options"; Item 7.B. "Related Party Transactions" and Item 10.C. "Material Contracts".

On March 1, 2013 the Company granted options to three new directors of the Company on an aggregate of 750,000 shares at $0.14 per share. On April 3, 2013 the Company granted an option to a consultant on 300,000 shares at $0.16 per share.

At April 26, 2013 options were outstanding to acquire 10,895,000 common shares as shown in the table below. The outstanding options consist of an aggregate of 3,100,000 shares for directors/officers; 1,650,000 shares for employees and consultants; and 6,145,000 shares for former directors and a former employee.

Optionee	Date of Option	# of Shares	Price	Expiry Date
James Pappas	March 1, 2013	250,000	$0.14	March 1, 2018
Travis Cocke	March 1, 2013	250,000	$0.14	March 1, 2018
Patrick Cahill	March 1, 2013	250,000	$0.14	March 1, 2018
Juan Carlos Toro Taylor	April 3, 2013	300,000	$0.16	April 3, 2018
Larry McLean	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 75,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Brenda McLean	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Francisco Vergara	May 2, 2006 September 4, 2009 September 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 September 4, 2019 September 16, 2015 May 2, 2021
Manuel Avalos	May 2, 2006 September 4, 2009 September 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 September 4, 2019 September 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Adrian Douglas	January 15, 2009 September 4, 2009 January 29, 2010 May 2, 2011	60,000 30,000 110,000 200,000	$0.20 $0.20 $0.35 $1.50	July 17, 2013 July 17, 2013 July 17, 2013 July 17, 2013
Jeffrey Dahl	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 75,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015

Peter Dahl	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Robert Kell	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 75,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Allen Leschert	April 20, 2005 May 2, 2006 February 23, 2007 September 4, 2009 May 2, 2011	350,000 150,000 150,000 200,000 75,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Malcolm Fraser	January 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	April 7, 2015 April 7, 2015
Philip Southam	April 20, 2005 May 2, 2006 September 4, 2009 September 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	August 5, 2014 August 5, 2014 August 5, 2014 August 5, 2014 August 5, 2014

6.C. Board Practices.

Our current board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held each year. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

We have granted and intend to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Company’s Stock Option Plan and in accordance with prevailing policy of the TSX Venture Exchange, as summarized in Item 6. “Directors, Senior Management and Employees; Compensation – Incentive Stock Options”.

Prior to the change in management effected January 15, 2013, former directors did not receive any monies for serving in their capacity as directors. Subsequent to January 15, 2013, it was resolved that the Company will pay a fee of $5,000 USD to each director on a quarterly basis at the beginning of each quarter for serving in their capacity as directors. Sasan Sadeghpour, director, Chairman and Interim Chief Executive Officer has declined this fee.

Except as disclosed herein, we have not entered into any service or employment agreements with any of our directors or officers. We do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

Audit Committee

The Audit Committee functions under an Audit Committee Charter adopted by the Board of Directors. The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s external auditor (the “Auditor”) prior to presentation to the Board and to make recommendations thereon, together with recommendations to the Board with respect to such financial statements and compensation payable to the Auditor. The Audit Committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication. The Audit Committee also provides review oversight with respect to pre-approval of all non-audit services to be provided by the Auditor to the Company and a number of other related matters including issues related to a change of auditors and establishing procedures for treatment of complaints regarding accounting, internal accounting controls or auditing matters. The Audit Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings.

During the fiscal period ended December 31, 2012 and continuing until January 15, 2013, the Company's Audit Committee was composed of former director, Vice President Operations and Chief Financial Officer of the Company, Larry McLean, who was not independent, and the following three audit committee members who the Board of Directors had determined to be independent in accordance with the requirements of our Audit Committee Charter: former director Allen Leschert; former director Malcolm Fraser; and director, Sasan Sadeghpour (appointed as a director on September 10, 2012). Larry McLean and Allen Leschert had been directors of the Company since 1995 and Malcolm Fraser was appointed as a director on January 6, 2011. All four Audit Committee members are “financially literate”: Allen Leschert, Malcolm Fraser and Larry Mclean had, in the course of their duties, engaged in the review and analysis of - and/or had actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers. Allen Leschert, who served as audit committee chairman, also has more than 25 years experience as a securities lawyer. In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting. Sasan Sadeghpour has financial experience and is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004.

The Company's current Audit Committee effective January 15, 2013, is composed of Sasan Sadeghpour, Director, Chairman, and Interim Chief Executive Officer, who is not independent, and independent directors, James Pappas, Travis Cocke, and Patrick M. Cahill. Sasan Sadeghpour has been a director of the Company since September 10, 2012 and James Pappas, Travis Cocke, and Patrick M. Cahill were appointed to the Board on January 15, 2013. All four of the Audit Committee members are “financially literate”: Sasan Sadeghpour has financial experience and is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004; James Pappas is an investment manager and general partner of entities whose principal business is investing in securities. Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University; Travis Cocke has experience as an investment portfolio manager and is managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University; Patrick M. Cahill, CPA, has experience as a Controller and Chief Financial Officer and is currently an independent consultant assisting companies on financial and operational projects. Mr. Cahill is a graduate of The McCombs School of Business at The University of Texas.

Compensation Committee

The Compensation Committee's primary function is to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request. The Compensation Committee meets as a separate committee of the board as and when needed to carry out its functions and keeps formal minutes of its proceedings. Prior to January 15, 2013, the Company's Compensation Committee was composed of former directors Allen Leschert, Malcolm Fraser and Larry McLean, and director, Sasan Sadeghpour (appointed to Compensation Committee on September 10, 2012). The current Compensation Committee is composed of independent directors, James Pappas, Travis Cocke, and Patrick M. Cahill.

6.D. Employees.

We had from 25 to 27 employees during 2012 with 26 employees at the year-end of December 31, 2012. At April 26, 2013, we had 18 employees, all of which were involved in activities related to our mineral exploration properties in Chile. A summary of employees over the last three fiscal years is set out below. The majority of our employees during 2012 were involved in activities related to our mineral exploration properties in Chile. None of our employees are represented by unions or covered by collective bargaining agreements.

Year ending	Category of Activity	Location			Total Number of Employees per
		Canada	Chile	Bolivia	Category and Total at Year End
December 31, 2012	Exploration	-	21	-	21
	Administrative/Office	4	1	-	5
	Total:			-	26
December 31, 2011	Exploration	-	22	-	22
	Administrative/Office	4	1	-	5
	Total:			-	27
December 31, 2010	Exploration	-	16	-	16
	Administrative/Office	4	1	-	5
	Total:	4	17	-	21

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of April 26, 2013. There were 126,733,719 common shares issued and outstanding as of April 26, 2013.

Name and Position	Number of Shares of SAMEX Owned	Percentage of Shares Owned at April 26/13	Incentive Stock Options Owned
			Number of Shares under Option	Exercise Price	Expiry Date
Sasan Sadeghpour Director, Chairman and Interim Chief Executive Officer	29,965,368(1)	23.6%	nil	n/a	n/a
Patrick M. Cahill Director	nil	-	250,000	$0.14	March 1, 2018
James C. Pappas Director	nil	-	250,000	$0.14	March 1, 2018
Travis W. Cocke Director	nil	-	250,000	$0.14	March 1, 2018
Juan Carlos Toro Taylor Chief Geologist	nil	-	300,000	$0.16	April 3, 2018
Larry D. McLean Interim Chief Financial Officer	511,525.40%		350,000 300,000 250,000 625,000 75,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015
Brenda L. McLean Interim Corporate Secretary	303,975.24%		175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015 April 7, 2015

(1)11,887,668 shares are held directly and 18,077,700 are held indirectly by Sasco Partners, LP

Statements as to securities beneficially owned by the individuals, or as to securities over which they exercise control or direction, are based upon information obtained from such individuals and from records available to the Company. For particulars on outstanding stock options, see “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

Item 7. Major Shareholders And Related Party Transactions

7.A. Major Shareholders.

As at March 31, 2013, 126,733,719 common shares of the Company were issued and outstanding. At that date, we had 143 shareholders of record with addresses in the United States holding an aggregate of 41,682,954 common shares representing 32.89% of our common shares. A further 39,108,754 shares are beneficially held by seven shareholders known by management to be U.S. residents, with shares representing an additional 30.9% of our common shares. To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares at March 31, 2013 except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
SASAN SADEGHPOUR, Suite 1107 – 2001 Kirby Drive, Houston, Texas 77019	29,965,368(1)	23.6%
CDS & CO, NCI Account, 25 The Esplanade PO Box 1038, Station A, Toronto, ON, M5W 1G5	63,738,299(2)	50.29%
CEDE & CO, PO Box 20, Bowling Green Stn, New York, NY 10274, United States	38,023,455(2)	30.0%

(1) 11,887,668 shares are held directly and 18,077,700 shares are held by Sasco Partners, LP, which is indirectly controlled by Sasan Sadeghpour. A further 11,025,834 share purchase warrants are held by Mr. Sadeghpour which, if exercised would increase his direct and indirect holdings to 40,991,202 shares representing 29.8% of the shares of the Company then outstanding.

(2) This holder acts as a depository for brokerage firms and other intermediaries. Management of the Company is unaware of the beneficial owners of these shares, other than 18,077,700 of such shares beneficially held by Sasco Partners, LP.

Mr. Sadeghpour acquired his shares by way of private placements and open market purchases. His position (which includes shares held by Sasco Partners LP) increased to in excess of 5% upon purchase of a private placement of 10,164,000 units (each of which was comprised of 1 share and 1 warrant) which, together with shares and warrants then held by him increased his security holding position to 11,887,667 shares and 11,025,834 warrants, representing approximately 9.97% of the Company’s then issued and outstanding shares (22,913,501 shares representing 17.6% upon exercise). The warrants issued under the second placement contained certain restrictions blocking exercise where his holdings would thereby increase to 10% (the “10% Blocker Restriction”) or 20% (the 20% Blocker Restriction”) of the Company’s issued and outstanding shares, unless certain conditions were met. Mr. Sadgedepour’s position increased to in excess of 10% by market purchase of 105,000 shares made prior to December 28, 2010 and then increased again to in excess of 25,618,468 shares representing over 20% of the Company’s then issued and outstanding shares as a result of additional market purchases made prior to April 27, 2011. The shareholders, by way of special resolution passed at the Annual General Meeting held on June 7, 2011, agreed to remove the “20% Blocker Restriction” contained in the warrants allowing him to increase his share position beyond 20%. His position increased to 29,965,368 shares (23.6% of the Company’s shares issued and outstanding) as a result of further market purchases.

The above information was supplied by the Company’s transfer agent, Computershare Investor Services or was provided by the respective shareholders directly or through public filings on the SEDAR and SEDI filling systems. All of our common shares have identical voting rights.

7.B. Related Party Transactions.

Except where described elsewhere in this Annual Report, we have not, during the last completed fiscal year ended December 31, 2012 and the subsequent period to April 26, 2013, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

Settlement Agreement

On September 10, 2012, SAMEX, resolved a dispute with Sasan Sadeghpour, our Interim CEO, and Sasco Partners, LP, an investment fund controlled by him (“Sasco”), resulting in an agreement dated September 10, 2012 between Sasco Partners, LP and Sasan Sadeghpour, the Company, the Company's former board of directors, Peter J. Dahl, Jeffrey P. Dahl, Robert E. Kell, Larry D. McLean, Allen D. Leschert and Malcolm B. Fraser (the “Former Board”), its corporate secretary, Brenda McLean and senior geologist, Phil Southam (the "Settlement Agreement"). Under the terms of the Agreement, effective September 10, 2012:

•	Peter Dahl resigned as a Director and as Board Chair;

•	Sasan Sadeghpour was appointed as a Director, Board Chair and a member of the Audit Committee and the Compensation Committee.

•	225,000 options held by Peter Dahl and exercisable at $1.50 were cancelled

•	300,000 options held by certain of the Former Board Members and exercisable at $1.50 were cancelled;

•
Peter Dahl entered into an advisory agreement with the Company whereby he agreed to provide continuing limited consulting advice to the Company’s board and senior management team for a period of two years, in consideration for retention of his remaining options;

•
the expiry date of 17,583,720 warrants issued pursuant to a private placement of the Company on November 1, 2010, 10,164,000 of which are held by Sasan Sadeghpour, a Director and our Interim CEO, was extended by two years to November 2, 2014

•	$50,000 was paid to Sasco to reimburse it for legal fees;

•
The Company granted Sasco certain “veto rights” over certain transactions including the grant of any bonuses or salary increases to any Canadian-based employee of the Company, entering into certain major transactions or corporate reorganizations, all of which require Sasco’s prior written consent. These rights continue until completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as the Board of Directors may determine, so long as Sasco continues to hold 50% or more of the common shares of the Company that it owned as of the date of the Settlement Agreement.

•
The Former Board and former employees who were party to the Settlement Agreement agreed to certain restrictions on proxy solicitation, entering into voting arrangements, requisitioning shareholder meetings, seeking removal of directors of the Company or similar transactions effective until completion of the 2014 annual general meeting of the shareholders of the Company.

•
The Former Board, Brenda McLean and Phil Southam tendered their resignations along with certain other documents in escrow, granting Sasco the right, in its sole discretion, to request delivery of same to the Company on or after January 1, 2013. The Settlement Agreement also provided that if the resignations of any of Jeffrey Dahl, Robert Kell, Larry McLean, Brenda McLean or Phil Southam (collectively, the "Employees") were delivered, they would become entitled to receive severance payments from the Company in accordance with the terms of their respective employment or consulting agreements.

Subsequent to the end of the December 31, 2012 fiscal year, effective January 15, 2013, the resignations of the Former Board and the Employees were delivered, resulting in termination of the Employees and change of management of the Company under the terms of the Settlement Agreement. As a result, severance totaling $1,341,734 was paid to the Employees, $1,188,000 of which was paid to Employees who were also former directors or officers of the Company. The Company also cancelled a total of 750,000 options exercisable at $1.50 per share held by certain of the Former Directors. All of the resigning directors and officers entered into Advisory Agreements with the Company whereby they agreed to continue to act as limited consultants to the Company for a period of 2 years in order to ensure an efficient and orderly transition to new management in consideration for the continuation of certain other previously granted stock options. See Item 5.A. "Operating Results - Settlement Agreement"; Item 6.B. Compensation "Stock Options"; and Item10.C. "Material Contracts".

Sasan Sadeghpour, Director and Chairman of the Company, agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00. Larry D. McLean and Brenda McLean agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed. See Item 5.A. “Operating Results – Settlement Agreement”.

Stock Options

Under the terms of the Settlement Agreement, the company cancelled certain stock options granted to former directors and officers, who also retained certain options granted to them while in office subsequent to their resignation from office. Subsequent to the fiscal year ending December 31, 2012, the Company granted incentive stock options to certain of its Directors appointed as part of the management change effected on January 15, 2013. Particulars of these transactions are set out below.

Stock Options Granted to Related Parties*:

Related Party Name/Position	Date Option Granted *	# of Shares	Exercise Price/Share	Expiry Date
Patrick M. Cahill Director	March 1, 2013	250,000	$0.14	March 1, 2018
James C. Pappas Director	March 1, 2013	250,000	$0.14	March 1, 2018
Travis W. Cocke Director	March 1, 2013	250,000	$0.14	March 1, 2018

*See “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

Options Cancelled by Related Parties under Settlement Agreement*

Related Party Name/Position	Date Option Granted	# of Shares Cancelled	Exercise Price/Share	Expiry Date
Jeffrey Dahl Former Director, President, CEO	May 2, 2011	300,000	$1.50	May 2, 2021
Peter Dahl Former Director and Chairman	May 2, 2011	225,000	$1.50	May 2, 2021
Robert Kell Former Director, Vice President - Exploration	May 2, 2011	300,000	$1.50	May 2, 2021
Larry McLean Former Director, Vice President – Operations, CFO; Current Interim CFO	May 2, 2011	300,000	$1.50	May 2, 2021
Allen Leschert Former Director	May 2, 2011	150,000	$1.50	May 2, 2021

* See Item 5.A. "Operating Results - Settlement Agreement"; Item 6.B. Compensation "Stock Options"; and Item 10.C. "Material Contracts".

Options Retained by Related Parties under Settlement Agreement*

Optionee	Date of Option	# of Shares	Price	New Expiry Date*
Jeffrey Dahl Former Director, President, CEO	20-Apr-05	350,000	$0.40	April 7, 2015
	02-May-06	300,000	$0.85	April 7, 2015
	23-Feb-07	270,000	$0.84	April 7, 2015
	04-Sep-09	625,000	$0.20	April 7, 2015
	02-May-11	75,000	$1.50	April 7, 2015
Peter Dahl Former Director and Chairman	20-Apr-05	350,000	$0.40	April 7, 2015
	02-May-06	150,000	$0.85	April 7, 2015
	23-Feb-07	150,000	$0.84	April 7, 2015
	04-Sep-09	400,000	$0.20	April 7, 2015
Robert Kell Former Director, Vice President - Exploration	20-Apr-05	350,000	$0.40	April 7, 2015
	02-May-06	300,000	$0.85	April 7, 2015
	23-Feb-07	275,000	$0.84	April 7, 2015
	04-Sep-09	625,000	$0.20	April 7, 2015
	02-May-11	75,000	$1.50	April 7, 2015
Larry McLean Former Director, Vice President – Operations, CFO; Current Interim CFO	20-Apr-05	350,000	$0.40	April 7, 2015
	02-May-06	300,000	$0.85	April 7, 2015
	23-Feb-07	250,000	$0.84	April 7, 2015
	04-Sep-09	625,000	$0.20	April 7, 2015
	02-May-11	75,000	$1.50	April 7, 2015
Allen Leschert Former Director	20-Apr-05	350,000	$0.40	April 7, 2015
	02-May-06	150,000	$0.85	April 7, 2015
	23-Feb-07	150,000	$0.84	April 7, 2015
	04-Sep-09	200,000	$0.20	April 7, 2015
	02-May-11	75,000	$1.50	April 7, 2015
Malcolm Fraser Former Director	06-Jan-11	200,000	$0.70	April 7, 2015
	2-May-11	225,000	$1.50	April 7, 2015
Brenda McLean Former Corporate Secretary Current Interim Corporate Secretary	20-Apr-05	175,000	$0.40	April 7, 2015
	02-May-06	150,000	$0.85	April 7, 2015
	23-Feb-07	75,000	$0.84	April 7, 2015
	04-Sep-09	250,000	$0.20	April 7, 2015
	02-May-11	100,000	$1.50	April 7, 2015

* See Item 5.A. "Operating Results - Settlement Agreement"; Item 6.B. Compensation "Stock Options"; and Item 10.C. "Material Contracts".

Other Related Party Transactions

A former director of the Company, Malcolm Fraser charged $6,000 during the year ended December 31, 2012 for providing research and consulting services for the Company's Board of Directors.

Allen D. Leschert, who was a director of the Company throughout 2012, continuing until January 15, 2013, provides legal services to us through Leschert & Company Law Corporation. Leschert & Company charged $204,147 for legal services during the fiscal year ended December 31, 2012.

Subsequent to the period ending December 31, 2012, the Company also paid the sum of US$ 78,429 to Sasco Partners, LP, an investment fund controlled by Sasan Sadeghpour, our Interim CEO, as reimbursement of legal fees incurred by Sasco during and prior to negotiation of the Settlement Agreement but not covered by the agreement.

Subsequent to the period ending December 31, 2012, the Company entered into a Consulting Agreement dated January 16, 2013 between the Company and Larry McLean whereby the Company agreed to engage Mr. McLean as a consultant in the capacity of Interim Chief Financial Officer for a period of three and one half months until April 30, 2013 for monthly compensation of $9,500 per month/$438 per day. - See Item 10.C. "Material Contracts" and Item 5.A. "Operating Results - Settlement Agreement".

Subsequent to the period ending December 31, 2012, the Company entered into a Consulting Agreement dated January 16, 2013 between the Company and Brenda McLean whereby the Company agreed to engage Ms. McLean as a consultant in the capacity of Interim Corporate Secretary for a period of three and one half months until April 30, 2013 for monthly compensation of $5,900 per month/$340 per day. - See Item 10.C. "Material Contracts" and Item 5.A. "Operating Results - Settlement Agreement".

No related party is or has been indebted to us or our subsidiaries since December 31, 2012 and except as disclosed herein, there are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

7.C. Interests of Experts and Counsel.

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information.

Attached hereto, in Item 18 “Financial Statements”, are our audited consolidated financial statements, consisting of Consolidated Statements Of Financial Position and Consolidated Statements of Changes In Shareholder's Equity at December 31, 2012, December 31, 2011 and January 1, 2011, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows for the years ended December 31, 2012 and December 31, 2011, together with related notes and schedules and the report of our Auditor. See Item 18 "Financial Statements".

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

8.B. Significant Changes.

Except as disclosed herein, no significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer And Listing.

9.A. Offer and Listing Details.

The following sets forth the price history of our common shares for the period indicated, as reported by the TSX Venture Exchange (Symbol: SXG). They reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

Period	High (CDN $)	Low (CDN $)
Most Recent Six Months
March 2013	0.18	0.12
February 2013	0.17	0.14
January 2013	0.22	0.13
December 2012	0.19	0.12
November 2012	0.18	0.14
October 2012	0.21	0.16
Financial Year 2012	0.81	0.12
Fourth Quarter	0.21	0.12
Third Quarter	0.33	0.18
Second Quarter	0.50	0.20
First Quarter	0.81	0.46
Financial Year 2011	1.50	0.46
Fourth Quarter	1.07	0.46
Third Quarter	1.50	1.00
Second Quarter	1.36	0.67
First Quarter	0.95	0.61
Financial Year 2010	0.82	0.225
Financial Year 2009	0.485	0.11
Financial Year 2008	0.78	0.115

The closing price of our common shares on the TSX Venture Exchange on April 26, 2013 was $0.14.

The following sets forth the price history of our common shares quoted on the OTCQB tier of the OTC Link (Symbol: SMXMF) for the period indicated, as reported by Yahoo Finance, which receives its financial information from the OTC Markets Group Inc.

Period	High (US$)	Low (US$)
Most Recent Six Months
March 2013	0.18	0.11
February 2013	0.17	0.13
January 2013	0.23	0.12
December 2012	0.19	0.12
November 2012	0.18	0.14
October 2012	0.24	0.17
Financial Year 2012	0.79	0.12
Fourth Quarter	0.24	0.12
Third Quarter	0.34	0.18
Second Quarter	0.49	0.20
First Quarter	0.79	0.47
Financial Year 2011	1.61	0.43
Fourth Quarter	1.07	0.43
Third Quarter	1.61	0.96
Second Quarter	1.50	0.68
First Quarter	1.03	0.59
Financial Year 2010	0.83	0.20
Financial Year 2009	0.50	0.09
Financial Year 2008	0.82	0.09

9.B Plan of distribution.

Not Applicable.

9.C. Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange under the trading symbol “SXG” and in the United States on the OTCQB tier of the OTC Link under the trading symbol “SMXMF”.

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

Furthermore, the Business Corporations Act (British Columbia) provides a holder of shares of any class or series of shares, the right to vote separately as a class or series upon amendments to our Constating Documents, which amendments may affect voting rights.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 15 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act (British Columbia). Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act (British Columbia), shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act (British Columbia), of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our Articles. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any resolution passed at any general meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Business Corporations Act (British Columbia), if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

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

10.C. Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this report:

1.	Our Company Stock Option Plan which received annual approval by our shareholders at our Annual General Meetings on May 29, 2008, May 26, 2009, May 26, 2010, June 7, 2011, and October 1, 2012.

2.
Aravena Option - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. (the "Aravena Option"), SAMEX had an option to acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013 (not paid). Subsequent to the year ended December 31, 2012, the Company decided not to exercise the option and advised the owner that it would not be making the final option payment of US$90,000 due January 31, 2013. Dropping the option on these concessions resulted in an impairment of the Aravena Option costs that had previously been capitalized to the Los Zorros Property and consequently option payments and patent costs totaling $201,407 were written off at December 31, 2012.

3.	Employment agreements dated effective October 1, 2011 with each of Jeffrey Dahl, Larry McLean, Brenda McLean and Phil Southam. See Item 6.B “Compensation”;

4.	Consulting agreement dated effective October 1, 2011 with Robert Kell. See Item 6.B “Compensation”;

66

5.
Settlement Agreement dated September 10, 2012 between Sasco Partners, LP and Sasan Sadeghpour, the Company, the Company's former board of directors, Peter J. Dahl, Jeffrey P. Dahl, Robert E. Kell, Larry D. McLean, Allen D. Leschert and Malcolm B. Fraser Brenda McLean and Phil Southam. See Item 7.B. “Related Party Transactions” and Item 5.A. “Operating Results – Settlement Agreement”.

6.
Advisory Agreements dated January 7, 2013 in the form prescribed under the terms of the Settlement Agreement entered into between the Company and each of Jeffrey Dahl, Peter Dahl, Larry McLean, Brenda McLean, Rob Kell, Malcolm Fraser, Allen Leschert and Phil Southam. See Item 7.B. “Related Party Transactions”; Item 5.A. “Operating Results – Settlement Agreement”; Item 6.B. Compensation "Stock Options"; and Item 7.B. "Related Party Transactions".

7.	Consulting agreement dated effective January 16, 2013 between the Company and Larry McLean. See Item 7.B. “Related Party Transactions” and Item 5.A. “Operating Results – Settlement Agreement”.

8.	Consulting agreement dated effective January 16, 2013 between the Company and Brenda McLean. See Item 7.B. “Related Party Transactions” and Item 5.A. “Operating Results – Settlement Agreement”.

9.	Consulting & Confidentiality Agreement dated January 16, 2013 between Minera Samex Chile S.A. and Toro Taylor Y Compañia Limitada. See Item 5.A. “Operating Results -Agreement with Toro Taylor”.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2012, the Threshold was determined to be CDN $330,000,000 (CDN $334,000,000 for 2013).

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

10.E. Taxation.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

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

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F. Dividends and Paying Agents.

Not Applicable.

10.G. Statement by Experts.

Not Applicable.

10.H. Documents on Display.

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Exchange Act.

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

10.I. Subsidiary Information.

As of April 26, 2013 we have the following subsidiaries:

a)	Minera Samex Chile S. A. (Chile)

b)	South American Mining & Exploration Corp. (British Columbia, Canada) - inactive

c)	SAMEX International Ltd. (Bahamas)- inactive

d)	Minas Bolivex S.A. (“Bolivex S.A.”) (Bolivia) - inactive

e)	SAMEX S.A. (Bolivia) - inactive

f)	Empresa Minera Boliviana S. A. (“Emibol S.A.”) (Bolivia) - inactive

Subsequent to the fiscal period ending December 31, 2012, we decided to cease operations in Bolivia and are currently in the process of winding up or disposing of our interests in all of the above subsidiaries other than Minera Samex Chile S.A. See Item 4.B. "Wind-up Of Bolivian Subsidiaries".

Item 11. Quantitative And Qualitative Disclosures About Market Risk.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars. We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and expenditures with respect to our properties will be incurred in Chilean Pesos. Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant. Market risks relating to our operations, if we begin production, are anticipated to result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations. We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

Item 12. Description Of Securities Other Than Equity Securities.

12.A.-C.

Not Applicable.

12.D. American Depository Receipts

The Company's Common Shares are not represented by American Depository Receipts.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies.

Not Applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds.

Not Applicable.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d – 14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b) Management’s annual report on internal control over financial reporting:

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Internal control over financial reporting includes policies and procedures that:

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of the fiscal year ended December 31, 2012 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on this evaluation, management concluded that, as of the fiscal year ended December 31, 2012, the Company’s internal control over our financial reporting was effective and management's assessment did not identify any material weaknesses. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to implementing additional improvements as necessary.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm as the Company qualifies as a non-accelerated filer and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that one of our directors, Patrick Cahill, CPA, satisfies the requirements of an audit committee financial expert serving on our audit committee as defined in the instructions to Item 16A of Form 20-F. Mr. Cahill is an independent director, as defined under the audit committee independent director requirements set forth in the NYSE - MKT Company Guide.

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

Item 16C. Principal Accountant Fees And Services.

(a) Audit Fees

The aggregated audit fees billed for each of the past two fiscal years by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered for the audit of our annual financial statements or services that are normally provide in connection with statutory and regulatory filings were: $36,720 during the fiscal year ended December 31, 2012; and $36,720 during the fiscal year ended December 31, 2011.

(b) Audit-Related Fees

The aggregated audit related fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for professional services rendered were: $3,700 during the fiscal year ended December 31, 2012; and $3,000 during the fiscal year ended December 31, 2011.

(c) Tax Fees

The aggregate of tax fees billed by our auditor, Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, for the preparation of all necessary Canadian tax returns for the Company and its subsidiaries was: $4,000 during the fiscal year ended December 31, 2012; and $4,000 during the fiscal year ended December 31, 2011.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance.

Not Applicable.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 17. Financial Statements

Not applicable as our consolidated financial statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

We are furnishing the following financial statements and reports:

•	Auditor’s Report dated April 23, 2013
•	Consolidated Statements Of Financial Position at December 31, 2012 and December 31, 2011 and January 1, 2011
•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and December 31, 2011
•	Consolidated Statements of Changes In Shareholder's Equity at December 31, 2012 and December 31, 2011 and January 1, 2011
•	Consolidated Statements of Cash Flows for the years ended December 31, 2012 and December 31, 2011
•	Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with IFRS.

INDEPENDENT AUDITORS REPORT

To the Shareholders of SAMEX Mining Corp.

We have audited the accompanying consolidated financial statements of SAMEX Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and January 1, 2011 and the consolidated statements of comprehensive income and loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAMEX Mining Corp. as at December 31, 2012 and 2011, and January 1, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that cast significant doubt about SAMEX Mining Corp.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 23, 2013

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	DECEMBER 31,	DECEMBER 31,	January 1,
	2012	2011	2011
		(Restated-Note 13)	(Restated-Note 13)

ASSETS

CURRENT ASSETS
CASH	$2,756,359	$3,991,264	$4,870,337
GOLD AND SILVER BULLION (NOTE 4)	642,690	5,807,372	4,107,332
OTHER CURRENT ASSETS	131,996	119,538	32,551

	3,531,045	9,918,174	9,010,220
NON-CURRENT ASSETS
EQUIPMENT (NOTE 5)	102,227	81,295	37,928
EXPLORATION AND EVALUATION
ASSETS (NOTE 6)	18,139,082	12,397,911	10,068,371

	18,241,309	12,479,206	10,106,299

TOTAL ASSETS	$21,772,354	$22,397,380	$19,116,519

LIABILITIES

CURRENT
TRADE PAYABLES AND
ACCRUED LIABILITIES	$193,848	$89,210	$91,890

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)	50,038,530	50,033,530	44,702,328
RESERVES	6,192,002	5,145,437	3,028,356
DEFICIT	(34,652,026)	(32,870,797)	(28,706,055)

	21,578,506	22,308,170	19,024,629
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	$21,772,354	$22,397,380	$19,116,519

NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)

SUBSEQUENT EVENTS (NOTES 4, 6, 9 AND 12)

COMMITMENTS (NOTE 6)

APPROVED BY THE DIRECTORS

“Sasan Sadeghpour”
Director

“Travis Cocke”
Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED DECEMBER 31,
	2012	2011
		(Restated-Note 13)

EXPENSES

AMORTIZATION	$36,466	$47,037
CONSULTING FEES (NOTE 9)	33,050	34,875
FOREIGN EXCHANGE	55	1,581
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS	215,450	19,142
INTEREST AND BANK CHARGES	19,901	25,661
MINERAL INTERESTS, ADMINISTRATION AND
INVESTIGATION COSTS	387,787	287,369
OFFICE AND MISCELLANEOUS	127,822	148,667
PROFESSIONAL FEES (NOTE 9)	450,555	166,606
REGULATORY FEES	22,607	24,882
SALARIES AND BENEFITS	455,631	608,569
STOCK-BASED COMPENSATION (NOTE 8)	-	2,626,421
TRANSFER AGENT FEES	12,049	12,207
TRAVEL AND PROMOTION	104,934	139,089

LOSS FROM OPERATIONS	1,866,307	4,142,106

GAIN ON GOLD AND SILVER BULLION (NOTE 4)	(419,332)	(433,233)

NET LOSS	1,446,975	3,708,873

OTHER COMPREHENSIVE INCOME (LOSS)
TRANSLATION GAIN (LOSS)	685,420	(1,143,999)

COMPREHENSIVE LOSS	$761,555	$4,852,872

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	126,731,636	124,987,219

LOSS PER SHARE - BASIC AND DILUTED	$(0.02)	$(0.03)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

	SHARE CAPITAL		RESERVES
			SHARE-BASED	FOREIGN
	NUMBER		PAYMENT	EXCHANGE
	OF SHARES	AMOUNT	RESERVE	RESERVE	DEFICIT	TOTAL

BALANCE AT JANUARY 1, 2011
(Restated-Note 13)	119,467,719	$44,702,328	$3,267,329	$(238,973)	$(28,706,055)	$19,024,629

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	-	-	-	(1,143,999)	(3,708,873)	(4,852,872)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	6,941,000	5,227,662	(552,162)	-	-	4,675,500
OPTION EXERCISE	300,000	103,540	(43,540)	-	-	60,000
SHARE BASED PAYMENTS	-	-	3,400,913	-	-	3,400,913
WARRANT EXTENSION	-	-	455,869	-	(455,869)	-
BALANCE AT DECEMBER 31, 2011
(Restated-Note 13)	126,708,719	50,033,530	6,528,409	(1,382,972)	(32,870,797)	22,308,170

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	-	-	-	685,420	(1,446,975)	(761,555)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	25,000	5,000	-	-	-	5,000
SHARE BASED PAYMENTS	-	-	26,891	-	-	26,891
WARRANT EXTENSIONS	-	-	1,223,677	-	(1,223,677)	-
EXPIRY OF OPTIONS	-	-	(217,883)	-	217,883	-
FORFEITURE OF OPTIONS	-	-	(671,540)	-	671,540	-

BALANCE AT DECEMBER 31, 2012	126,733,719	$50,038,530	$6,889,554	$(697,552)	$(34,652,026)	$21,578,506

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2012	2011
		(Restated-Note 13)
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS	$(1,446,975)	$(3,708,873)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	36,466	47,037
GAIN ON GOLD AND SILVER BULLION	(419,332)	(433,233)
GOLD AND SILVER BULLION VAULT FEES	15,931	21,993
IMPAIRMENT OF EXPLORATION AND EVALUTION ASSETS	215,450	19,142
STOCK-BASED COMPENSATION	-	2,626,421
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(12,457)	(86,987)
TRADE PAYABLES AND ACCRUED LIABILITIES	104,638	(2,680)

NET CASH FLOW USED IN OPERATING ACTIVITIES	(1,506,279)	(1,517,180)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(5,244,231)	(2,570,758)
EXPENDITURES ON EQUIPMENT	(24,715)	(101,509)
PROCEEDS FROM GOLD AND SILVER BULLION	5,568,083	1,220,290
PURCHASE OF GOLD AND SILVER BULLION	-	(2,509,090)

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	299,137	(3,961,067)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	5,000	4,735,500

NET CASH FLOWS FROM INVESTING ACTIVITIES	5,000	4,735,500

EFFECT OF FOREIGN EXHANGE ON CASH	(32,763)	(136,328)

DECREASE IN CASH	(1,202,142)	(742,747)

CASH, BEGINNING	3,991,264	4,870,337

CASH, ENDING	$2,756,359	$3,991,262

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

1.    NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at #301 - 32920 Ventura Ave., Abbotsford, British Columbia, Canada V2S 6J3. The Company’s registered address and records office is located at #3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2012, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with its cash, proceeds from the exercise of warrants or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its consolidated statement of financial position.

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements were authorized for issue on April 23, 2013 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of measurement

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage Owned
	Country of	December 31,
	Incorporation	2012	2011

Minera Samex Chile S.A.	Chile	99.9%	99.9%
South American Mining & Exploration Corp. - Inactvive	Canada	100.0%	100.0%
Samex International Ltd. - Inactive	Bahamas	100.0%	100.0%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98.0%	98.0%
Samex S.A. - Inactive	Bolivia	98.0%	98.0%
Minas Bolivex S.A. ("Bolivex") - Inactive	Bolivia	98.0%	98.0%

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental liabilities, and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
•	The classification and allocation of expenditures as exploration and evaluation expenditures or operating expenses;
•	The classification of financial instruments; and
•	The determination of the functional currency of the parent company and its subsidiaries.
88

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Foreign currency translation

The functional currency of each controlled entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of the Company’s subsidiary, Minera Samex Chile S.A., is the Chilean peso.

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

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

Share-based payments

The Company maintains an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when the payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

•	The period for which the Company has the right to explore in a specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	Sufficient data exits to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

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

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Financial instruments (continued)

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

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

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of the impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

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

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	5 years
Exploration equipment	4 to 8 years
Office equipment	4 to 10 years

3.     ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

3.     ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (CONTINUED)

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effect for annual periods beginning on or after January 1, 2013.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and are effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.     GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value with changes in carrying values being included in profit and loss.

During the year ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 and purchased $1,799,950 of gold bullion and $709,140 of silver bullion. The Company held 87,362 grams of gold bullion and 50,019 ounces of silver bullion which had a fair value of $5,807,372 at December 31, 2011.

During the year ended December 31, 2012, the Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion for proceeds of $5,568,083. The Company held 6,230 grams of gold and 10,328 ounces of silver which had fair value of $642,690 at December 31, 2012.

Subsequent to the year ended December 31, 2012, the Company sold its remaining gold and silver bullion for proceeds of $651,753.

During the year ended December 31, 2012, the Company recognized a gain of $419,332 (2011 - $433,233) on the sale of, or changes in fair value of its gold and silver bullion.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

5.     Equipment

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2011	$206,341	$69,333	$151,200	$426,874
Net additions	5,119	9,168	10,428	24,715
At December 31, 2012	211,460	78,501	161,628	451,589

Depreciation
At December 31, 2011	130,996	62,697	122,264	315,957
Charge	22,335	3,742	10,389	36,466
At December 31, 2012	153,331	66,439	132,653	352,423

Currency adjustment
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)
At December 31, 2012	2,621	389	51	3,061

Net book value
At December 31, 2011	55,223	4,864	21,208	81,295
At December 31, 2012	$60,750	$12,451	$29,026	$102,227

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2010	$150,225	$61,329	$132,321	$343,875
Additions	74,626	8,004	18,879	101,509
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	206,341	69,333	151,200	426,874

Depreciation
At December 31, 2010	114,833	59,544	113,053	287,430
Charge	34,673	3,153	9,211	47,037
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	130,996	62,697	122,264	315,957

Currency adjustment
At December 31, 2010	(11,610)	(586)	(6,321)	(18,517)
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)

Net book value
At December 31, 2010	23,782	1,199	12,947	37,928

At December 31, 2011	$55,223	$4,864	$21,208	$81,295

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Eskapa	Balance	Balance
					Properties -	El Desierto	December 31,	December 31,
	Los Zorros	Chimberos	INCA	Espejismo	Chile	Santa Isabel	2012	2011

Property acquisition costs
Balance beginning of period	$1,366,712	$14,298	$1,921,274	$1,000	$1,000	$3,000	$3,307,284	$3,078,210
Additions	98,408	3,383	20,735	-	-	-	122,526	229,074
Write-down due to impairment	(154,651)	-	-	-	-	(3,000)	(157,651)	-

	$1,310,469	$17,681	$1,942,009	$1,000	$1,000	$-	$3,272,159	$3,307,284

Exploration and evaluation costs
Balance beginning of period	$7,257,888	$154,517	$1,678,222	$-	$-	$-	$9,090,627	$6,990,161
Costs incurred during period
Drilling and sub-contracts	2,924,341	564,597	68,126	-	-	-	3,557,064	1,160,343
Field camp supplies	70,787	386	23,955	-	-	424	95,552	64,490
Geology, mapping, surveys - cash	364,030	4,406	1,406	-	-	-	369,842	589,769
Geology, mapping, surveys -
stock-based compensation	26,891	-	-	-	-	-	26,891	774,491
Legal	-	-	-	-	-	378	378	4,135
Property patent payments	88,236	9,987	40,215	10,237	4	-	148,679	148,889
Site/project administration	30,190	1,891	20,036	-	-	-	52,117	58,107
Travel and accommodation	80,132	15,682	-	-	-	-	95,814	56,670

	3,584,607	596,949	153,738	10,237	4	802	4,346,337	2,856,894

Other
Advance royalty payments	99,083	-	-	-	-	-	99,083	97,740
Value-added taxes	703,176	-	-	-	-	-	703,176	161,541
Write-down due to impairment	(46,756)	-	-	(10,237)	(4)	(802)	(57,799)	(19,142)
Currency adjustment	511,713	29,443	144,343	-	-	-	685,499	(996,567)

	1,267,216	29,443	144,343	(10,237)	(4)	(802)	1,429,959	(756,428)

	$12,109,711	$780,909	$1,976,303	$-	$-	$-	$14,866,923	$9,090,627

Total	$13,420,180	$798,590	$3,918,312	$1,000	$1,000	$-	$18,139,082	$12,397,911

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Company’s mineral exploration assets and the related expenditure commitments:

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

CHILE

i.	Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid). The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%. The Company has the option to buy out the NSR at any time for U.S. $1,800,000. As the concessions were not in production as at December 31, 2007, the Company was required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $500,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid). A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002, the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company had an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. Subsequent to the year ended December 31, 2012, the Company did not exercise the Aravena Option and did not make the final option payment. This resulted in an impairment of $201,407.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.
97

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid). A 1% NSR was retained by the vendor for a period of 20 years, however the Company has entered into an agreement to buy out the 1% NSR by making ten payments totaling U.S. $50,000 as follows: U.S. $5,000 due August 31, 2012 (paid); U.S. $5,000 due October 4, 2012 (paid); U.S. $5,000 due November 4, 2012 (paid); U.S. $5,000 due December 4, 2012 (paid); U.S. $5,000 due January 4, 2013 (paid); U.S. $5,000 due February 4, 2013 (paid); U.S. $5,000 due March 4, 2013 (paid); U.S. $5,000 due April 4, 2013 (paid); U.S. $5,000 due May 4, 2013; and U.S. $5,000 due June 4, 2013.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.	Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction. The property is inactive and no exploration is planned until additional concessions are acquired, consequently the interest was written down at December 31, 2012 to a nominal value of $1,000.
v.	Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation. The mineral concessions are inactive and no exploration is currently planned, consequently the interests were written down at December 31, 2012 to a nominal value of $1,000.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009. Subsequent to the year ended December 31, 2012, the Company decided to commence closure of its Bolivian subsidiaries and not pay the patents due on the properties and consequently the Eskapa, El Desierto and Santa Isabel properties were written off at December 31, 2012.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

7.	income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,
	2012	2011

Net loss	$(1,446,778)	$(3,708,873)

Statutory tax rate	25.0%	26.5%

Expected income tax recovery at the statutory tax rate	$(361,695)	$(982,851)
Non-deductible items and other	(493,837)	1,025,204
Effect of change in tax rates	141,782	(65,588)
Change in valuation allowance	713,750	23,235

Income tax recovery	$-	$-

The Company has the following tax effected tax assets:

	December 31,
	2012	2011

Non-capital loss carry-forwards	$2,134,950	$1,612,941
Exploration and evaluation assets	1,893,727	1,689,019
Equipment	42,701	43,326
Other	(10,956)	1,386

	4,060,422	3,346,672
Valuation allowance	(4,060,422)	(3,346,672)

Net deferred tax assets	$-	$-

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

7.	income tax expense and deferred tax assets and liabilities (CONTINUED)

The tax pools relating to these deductible temporary differences expire as follows:

Canadian
non-capital
losses

2014	$560,214
2015	566,548
2026	721,754
2027	877,991
2028	718,701
2029	629,113
2030	787,800
2031	897,661
2032	759,802

$6,519,584

Chilean non-capital losses of $2,970,903, Canadian resources deductions of $5,597,594, Chilean resource deductions of $21,046,895 and other tax pools of $193,032 can be carried forward indefinitely.

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

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

8.	Share capital (CONTINUED)

Warrants

Balance		Balance			Balance
Dec. 31,	Issued/	Dec. 31,	Issued/		Dec. 31,	Exercise
2010	(Exercised)	2011	(Exercised)	(Expired)	2012	Price	Term to

1,744,000	(1,744,000)	-	-	-	-	$0.78	Feb. 13 2012
1,282,500	(1,282,500)	-	-	-	-	$0.70	Apr. 15, 2011
2,871,250	(2,250,000)	621,250	-	(621,250)	-	$1.00	Mar. 16, 2012
4,185,500	(1,536,000)	2,649,500	(25,000)	-	2,624,500	$0.20	Mar. 24, 2014
500,000	(500,000)	-	-	-	-	$0.30	Jun. 29, 2014
1,823,668	-	1,823,668	-	-	1,823,668	$0.35	Jul. 8, 2014
17,583,720	-	17,583,720	-	-	17,583,720	$0.70	Nov. 2, 2014

29,990,638	(7,312,500)	22,678,138	(25,000)	(621,250)	22,031,888

As at December 31, 2012, the weighted average remaining life of the share purchase warrants is 1.80 years and the weighted average exercise price of the share purchase warrants is $0.61.

During the year ended December 31, 2012, the Company extended the term of 1,823,668 warrants exercisable at $0.35 per share by two additional years from July 8, 2012 to July 8, 2014 and the term of 17,583,720 warrants exercisable at $0.70 per share by two additional years from November 1, 2012 to November 2, 2014. This resulted in incremental increases in the fair value of the warrants of $222,101 and $1,001,576 which have been charged to deficit during the year ended December 31, 2012.

During the year ended December 31, 2011, the Company received approval to extend the term of 2,871,250 warrants at $1.00 per share by one additional year from March 16, 2011 to March 16, 2012. This resulted in an incremental increase in the fair value of the warrants of $455,869 which was charged to deficit during the year ended December 31, 2011.

The change in the fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	2012	2011
Risk-free interest rate	1.36%-1.09%	1.19%-1.79%
Expected volatility	108%-112%	87%-106%
Expected life	2 years	1-2 years
Dividend yield	0%	0%
101

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

8.	Share capital (CONTINUED)

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan. The Plan, which was approved by shareholders at the Annual General Meetings held on June 7, 2011 and October 1, 2012, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”). The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan. The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy. Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

Balance		Balance	Granted	Balance
Dec. 31,	Granted	Dec. 31,	(Expired) or	Dec. 31,	Exercise
2010	(Exercised)	2011	(Forfeited)	2012	Price	Term to

50,000	-	50,000	(50,000)	-	$0.80	Sep. 24, 2012
-	100,000	100,000	(100,000)	-	$1.40	Dec. 4, 2012
60,000	-	60,000	(60,000)	-	$0.70	Dec. 20, 2012
-	100,000	100,000	(100,000)	-	$0.70	Dec. 29, 2012
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
110,000	-	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
430,000	-	430,000	-	430,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
-	-	-	100,000	100,000	$0.50	Jun. 5, 2017
3,555,000	(300,000)	3,255,000	-	3,255,000	$0.20	Sep. 2, 2019
-	200,000	200,000	-	200,000	$0.70	Jan. 6, 2021
-	2,425,000	2,425,000	(525,000)	1,900,000	$1.50	May 2, 2021

9,030,000	2,525,000	11,555,000	(735,000)	10,820,000

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

8.     Share capital (CONTINUED)

Stock options (continued)

As at December 31, 2012, the weighted average remaining contractual life of the options is 5.16 years and the weighted average exercise price of the options is $0.65.

Stock-Based Compensation – During the year ended December 31, 2012, the Company granted 100,000 stock options at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation assets. The following assumptions were used for the Black-Scholes valuation of the stock options granted: Expected dividend rate – 0%; Expected stock price volatility – 120%; Risk-free interest rate – 1.64%; Expected life of options – 5 years.

During the year ended December 31, 2012, a total of 310,000 stock options expired with exercise prices ranging from $0.70 to $1.40. The expiries resulted in a decrease of $217,883 in the share-based payment reserve.

During the year ended December 31, 2012, a total of 525,000 stock options with an exercise price of $1.50 were forfeited. The forfeitures resulted in a decrease of $671,540 in the share-based payment reserve.

During the year ended December 31, 2011, the Company granted stock options to consultants, employees, directors and officers on a total of 2,825,000 shares at $0.70 to $1.50 per share with fair values on the grant dates of $3,400,912 of which $2,626,421 was expenses in the statement of comprehensive loss in the category “Stock-Based Compensation” and of which $774,491 was capitalized to the Los Zorros Property exploration and evaluation assets.

9.	Related party transactions

Professional fees – A former director of the Company, provided legal services to us through Leschert & Company Law Corporation which charged $204,147 (2011 - $65,982) for legal services during the year ended December 31, 2012.

Consulting fees – A former director of the Company, provided research and consulting services for the Company’s Board of Directors and charged $6,000 (2011 - $2,800) for consulting services during the year ended December 31, 2012.

Key management personnel compensation – During the year ended December 31, 2012, salaries for employees who were also directors or officers of the Company totalled $523,800 (2011 - $508,431), a $162,000 (2011 - $146,631) portion of which was capitalized to mineral exploration assets.

Extension of warrant terms – During the year ended December 31, 2012, the terms of warrants were extended by two years on 861,834 warrants with an exercise price of $0.35 per share and 10,164,000 warrants with an exercise price of $0.70 per share which are held by Sasan Sadeghpour, a control person of the Company, who became a director on September 10, 2012.

Reimbursement for legal fees – During the year ended December 31, 2012, pursuant to a settlement agreement dated September 10, 2012, $50.000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada and a major bank in Chile which is a subsidiary of a major Canadian bank. The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile as required to fund the Company’s budgeted exploration activities in these countries. As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada and Chile and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency. The Company has obligations and commitments in other currencies including the Chilean peso and the U.S. dollar. Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets. The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company. The Company does not use hedging to manage its currency risk.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	December 31,
	2012	2011

Cash	$38,148	$201,017
Accounts receivable	5,500	4,110
Accounts payable	(124,644)	(8,520)

	$(80,996)	$196,607

As at December 31, 2012, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $8,100.

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

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management (CONTINUED)

Capital Management - The Company identifies capital as cash and share capital. The Company raises capital through private placement and public share offerings. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash. The Company did not change its capital management policies during the year ended December 31, 2012.

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

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	December 31,
	2012	2011

Cash	2,756,359	3,991,264
Loans and recievables
Other receivables	131,996	166,538
Financial assest classified at fair value
through profit or loss
Gold and silver bullion	642,690	5,807,372

	3,531,045	9,918,174

Financial liabilities included in the statements of financial position are as follows:

	December 31,
	2012	2011

Non-derivative financial liabilities
Trade payables and accrued liabilities	$193,848	$89,211

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.
105

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management (CONTINUED)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2012 and 2011:

	As at December 31, 2012
	Level 1	Level 2	Level 3

Cash	$2,756,359	$-	$-
Gold and silver bullion	642,690	-	-

	$3,399,049	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3

Cash	$3,991,264	$-	$-
Gold and silver bullion	5,807,372	-	-

	$9,798,636	$-	$-

11.	Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Company’s equipment and exploration and evaluations assets are located in the following geographic locations:

	As at December 31, 2012
	Canada	South America	Total

Equipment	$19,887	$82,340	$102,227
Exploration and evaluation assets	$-	$18,139,082	$18,139,082

	As at December 31, 2011
	Canada	South America	Total

Equipment	$20,498	$60,797	$81,295
Exploration and evaluation assets	$-	$12,397,911	$12,397,911

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

11.	Segmented information (continued)

	As at December 31, 2012
	Canada	South America	Total

Equipment	$6,655	$18,060	$24,715
Exploration and evaluation assets	-	5,271,122	5,271,122

	$6,655	$5,289,182	$5,295,837

	As at December 31, 2011
	Canada	South America	Total

Equipment	$12,926	$88,583	$101,509
Exploration and evaluation assets	-	3,345,249	3,345,249

	$12,926	$3,433,832	$3,446,758

The additions to the Company’s equipment and exploration and evaluation assets were in the following geographic locations:

12.	EVENTS AFTER THE REPORTING DATE

Severance totaling $1,341,734 was paid to employees and a consultant of the Company that were terminated pursuant to a change in management effected January 15, 2013. Options on a total of 750,000 shares at $1.50 per share were forfeited pursuant to the terminations.

Subsequent to the year ended December 31, 2012, on April 2, 2013, U.S. $78,429 (CDN $79,590) was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, as a reimbursement for legal fees.

13.  RESTATEMENT

During the year ended December 31, 2012, management concluded that the functional currency of Minera Samex Chile S.A. is the Chilean Peso and not the Canadian dollar as it was previously designated to be, and accounted for this accordingly.

In consideration of the effects of the difference in foreign exchange translation and to reflect the Chilean Peso being identified as the functional currency of Minera.Samex Chile S.A., the consolidated statements of financial position as at December 31, 2011 and January 1, 2011 and the consolidated statements of comprehensive loss and cash flows for the year ended December 31, 2011 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A.

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

13.  RESTATEMENT (CONTINUED)

The following adjustments were made to the consolidated statement of financial position as at December 30, 2011:

	As previously stated	Adjustment	As restated
Equipment	$110,917	$(29,622)	$81,295
Exploration and evaluation assets	13,625,896	(1,227,985)	12,397,911
Reserves	3,528,408	1,617,029	5,145,437
Deficit	$(32,996,161)	$125,364	$(32,870,797)

Total assets and total equity decreased by $1,257,607 as at December 31, 2011.

The following adjustments were made to the consolidated statement of financial position as at January 1, 2011:

	As previously stated	Adjustment	As restated
Equipment	$56,445	$(18,517)	$37,928
Exploration and evaluation assets	10,299,789	(231,418)	10,068,371
Reserves	3,267,329	(238,973)	3,028,356
Deficit	$(28,695,092)	$(10,963)	$(28,706,055)

Total assets and total equity decreased by $249,935 as at January 1, 2011.

The following adjustments were made to the consolidated statement of comprehensive loss as at December 30, 2011:

	As previously stated	Adjustment	As restated
Foreign exchange loss	$(137,909)	$136,328	$(1,581)
Translation loss	$-	$(1,143,999)	$1,143,999

Total comprehensive loss increased by $1,007,671 as at December 31, 2011. There was no change to loss per share due to the restatement as at December 31, 2011.

The following adjustments were made to the consolidated statement of cash flow as at December 30, 2011:

	As previously stated	Adjustment	As restated
Net loss	$(3,845,201)	$136,328	$(3,708,873)
Effect of foreign exchange on cash	$-	$(32,763)	$(32,763)

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

1.1.	*Altered Memorandum of SAMEX (*previously filed as exhibit to Form 20-F Annual Report for the period ended November 30, 1995 (our “1995 Annual Report” on Form 20-F filed with the SEC);

1.2.	*Change of Name Certificate for SAMEX (*previously filed with our 1995 Annual Report on Form 20-F filed with the SEC);

1.3.	*Altered Articles of SAMEX (*previously filed as exhibit to Form 20-F Annual Report for the period ended November 30, 1998 (our “1998 Annual Report” on Form 20-F filed with the SEC);

1.4.	*Altered Memorandum of SAMEX respecting the increase of authorized share capital (*previously filed with our 1998 Annual Report on Form 20-F filed with the SEC);

1.5.	*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on February 11, 2005 (*previously filed with our 2004 Annual Report on Form 20-F filed with the SEC);

1.6.	*New Articles of SAMEX effective June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20-F filed with the SEC);

1.7.	*Form of Notice of Articles of SAMEX issued by the Registrar of Companies for British Columbia on June 13, 2005 (*previously filed with our 2005 Annual Report on Form 20-F filed with the SEC);

4.1
*Settlement Agreement dated September 10, 2012 between Sasco Partners, LP and Sasan Sadeghpour, the Company, the Company's former board of directors, Peter J. Dahl, Jeffrey P. Dahl, Robert E. Kell, Larry D. McLean, Allen D. Leschert and Malcolm B. Fraser, Brenda McLean and Phil Southam (*previously furnished on Form 6-K with the SEC on September 13, 2012);

4.2
Form of Advisory Agreement dated January 7, 2013 entered into between the Company and each of Jeffrey Dahl, Peter Dahl, Larry McLean, Brenda McLean, Rob Kell, Malcolm Fraser, Allen Leschert and Phil Southam;

4.3	Consulting Agreement dated effective January 16, 2013 between the Company and Larry McLean;

4.4	Consulting Agreement dated effective January 16, 2013 between the Company and Brenda McLean;

4.5	Consulting & Confidentiality Agreement dated January 16, 2013 between Minera Samex Chile S.A. and Toro Taylor Y Compañia Limitada.

4.6	Stock Option Plan (filed as Exhibit 4.19 to the Company's Annual Report on Form 20-F filed with the SEC on May 30, 2003);

8.1	Our subsidiaries. See also Item 4. A. History and Development Of The Company;

12.1	Certification of Chief Executive Officer under Rule 13a-4(a);

12.2	Certification of Chief Financial Officer under Rule 13a-4(a);

13.1	Sarbanes Oxley 906 Certification of Chief Executive Officer;

13.2	Sarbanes Oxley 906 Certification of Chief Financial Officer

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2013

SAMEX Mining Corp.

“Sasan Sadeghpour”	“Larry D. McLean”
Sasan Sadeghpour, Interim Chief Executive Officer	Larry D. McLean, Interim Chief Financial Officer
109

Exhibit 4.2

ADVISORY AGREEMENT

This Agreement is made as at January 7, 2013 (the “Effective Date”)

BETWEEN

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3 (the “Company”) (tel: 604-870-9920 ) (fax: 604-870-9930)

AND
________________________, of _____________________ (the "Advisor"). (tel: ) (email:_____________________)

WHEREAS

A. The Advisor is a former director, officer and/or senior employee of the Company and has extensive professional, personal or business experience which may be helpful to the Company and its management in mineral exploration and other activities;

B. As a result of the terms of the Settlement Agreement dated September 10, 2012 between the Company and Sasco Partners, LP et al, the Advisor has ceased to act in his former capacity as a director, officer and/or senior employee of the Company and the Company has or anticipates hereafter making certain changes to its Board and/or management team to reflect such event;

C. The Company wishes to retain the Advisor as an advisor to the Company's Board and senior management team, to among other things, assist the Company with respect to its transition in management; and

D. The Advisor wishes to provide services to the Company in that capacity.

THEREFORE the parties hereto agree as follows:

1. SERVICES

1.1.	The Advisor will advise the Company's management, employees and agents, at reasonable times, in matters related to the Company's mining exploration and other business activities, as requested by the Company (the "Company's Business") that pertain to areas within the Advisor's area of expertise or knowledge with respect to the Advisor's former position with the Company.

1.2.	During the term of this Agreement, the Advisor will provide up to 1 hour of consultation, information and advice within the Advisor’s area of expertise per month at such times as may be mutually convenient for the Company and the Advisor (the "Minimum Consultation") in consideration for continuation of the previously granted stock options referred to in section 3 below and shall provide such additional time as may be reasonably necessary to permit an orderly and efficient transition and transfer of knowledge between the Advisor and such individual or individuals who have assumed the position(s) formerly held by the Advisor in consideration for payment such reasonable fee in such amount and on such terms and conditions as the Advisor and the Company may agree to, acting reasonably.

1.3	Consultation may be sought by the Company over the telephone, by email, in person at the Advisor's office, at the Company's offices or another reasonable location or through written correspondence, and will involve reviewing activities and developments in the Company's Business and may also involve participation in meetings or conference calls with the Board of Directors or other members of Company management.
110

1.4	Nothing herein will limit or affect arrangements under any other agreement between the Advisor and the Company or any of its subsidiaries including, without limitation, any agreement to provide services on an ongoing or special project basis all of which shall be governed under the terms of such agreement or arrangement.

2.	EXPENSES REIMBURSEMENTS. Reasonable expenses of the Advisor incurred at the request of the Company or pre-approved by the Company will be reimbursed promptly by the Company, subject to customary verification.

3.	STOCK OPTION PLAN. In consideration for the Advisor agreeing to enter into this Agreement and provide the Minimum Consultation hereunder, the Advisor shall continue to hold and have full rights to the outstanding un-exercised stock options granted to the Advisor by the Company currently and held by the Advisor, save and except for those options which have been or which may hereafter be voluntarily cancelled by the Advisor, particulars of which are set out on Schedule "A" hereto. Notwithstanding anything to the contrary contained in any agreement, including but not limited to any option agreement, the Advisor hereby acknowledges and agrees that any stock option of the Company held by the Advisor on the date of termination of this Agreement shall (i) cease to be exercisable and (ii) shall automatically be cancelled by the Company, on the date that is 90 days after the termination of this Agreement.

4.	TERM The term of this Agreement will begin on the Effective Date of this Agreement and will end 24 months thereafter, unless termination earlier as provided below or extended later by mutual agreement of the parties (the "Term"). This Agreement may not be terminated prior to expiry of the initial 24 month Term except by written consent of the Advisor. Upon termination, all outstanding expenses accrued and unpaid to the date of termination will be made and will be paid in accordance with Section 2 of this Agreement.

5.	CERTAIN OTHER CONTRACTS

5.1.	During the Term, the Advisor shall devote only such portion of his or her time, attention and abilities to the Company's Business as is reasonably necessary for the proper exercise of his Minimum Consultation duties (or, where mutually agreed by the parties, such additional duties) pursuant to this Agreement. Nothing contained herein shall be deemed to require the Advisor to devote his or her exclusive time, attention and ability to the Company's Business.

5.2.	The Advisor will not disclose to the Company any information that the Advisor is obligated to keep secret pursuant to an existing confidentiality agreement with a third party, and nothing in this Agreement will impose any obligation on the Advisor to the contrary.

5.3	The Advisor has disclosed and, during the Term, will disclose to the Chairman of the Board of Directors any conflicts in the Advisor's duties under this Agreement and any other duties to other companies or any other agreement binding on the Advisor.

6.	CONFIDENTIALITY

6.1.	The Advisor acknowledges that, during the course of performing his services hereunder, the Company will be disclosing information to the Advisor, and the Advisor will be developing information pertaining to mineral properties and business opportunities in which the Company has an interest or is seeking to acquire including, without limitation, geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property, together with any reports, documents, concepts, products and processes, information pertaining to prospective property vendors, business or financing contacts, or information pertaining to prospective property acquisitions or other business opportunities including acquisitions, joint ventures or business combinations or other business opportunities prepared, produced, developed, or acquired, directly or indirectly or otherwise developed or first reduced to practice by or at the direction of the Company, its employees, agents or consultants, or by the Advisor in connection with or in the course of providing the Minimum Consultation pursuant to this Agreement and pertaining to the Company’s Business (collectively, the “Confidential Information”). The Advisor acknowledges and agrees that all Confidential Information shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom. No copies, summaries or other reproductions of any Confidential Information shall be made by the Advisor without the express permission of the Company. The Advisor acknowledges that the Company's business is extremely competitive; dependent in part upon the maintenance of secrecy, and that any disclosure of the Confidential Information would result in serious harm to the Company.
111

6.2.	The Advisor agrees that the Confidential Information will be used by the Advisor only in connection with his activities hereunder, and will not be used in any way that is detrimental to the Company.

6.3.	The Advisor agrees not to disclose, directly or indirectly, the Confidential Information to any third person or entity, other than representatives or agents of the Company. The Advisor will treat all such information as confidential and proprietary property of the Company.

6.4.	The term "Confidential Information" does not include information that (i) is or becomes generally available to the public other than by disclosure in violation of this Agreement, (ii) becomes available to the relevant party on a non-confidential basis, or (iii) was independently developed by the relevant party without reference to the information provided by the Company.

6.5.	The Advisor may disclose any Confidential Information that is required to be disclosed by law, government regulation or court order. If disclosure is required, the Advisor will give the Company advance notice so that the Company may seek a protective order or take other action reasonable in light of the circumstances.

6.6.	Upon termination of this Agreement, the Advisor will promptly return to the Company all materials containing Confidential Information as well as data, records, reports and other property, furnished by the Company to the Advisor or produced by the Advisor in connection with services rendered hereunder, together with all copies of any of the foregoing. Notwithstanding such return, the Advisor shall continue to be bound by the terms of the confidentiality provisions contained in this Section 6 for a period of two years after the termination of this Agreement.

7.	NO CONFLICT: VALID AND BINDING The Advisor represents that neither the execution of this Agreement nor the performance of the Advisor's obligations under this Agreement (as modified to the extent required by Section 5) will result in a violation or breach of any other agreement by which the Advisor is bound. The Company represents that this Agreement has been duly authorized and executed and is a valid and legally binding obligation of the Company, subject to no conflicting agreements. The Advisor acknowledges that he has read and fully understands this Agreement, and has received independent legal advice with respect to its rights hereunder.

8.	NOTICES Any notice provided under this Agreement shall be in writing and shall be deemed to have been effectively given (i) upon receipt when delivered personally, (ii) one day after sending when sent by express mail service or Federal Express, or (iii) 5 days after sending when sent by regular mail to the address set out on the first page of this Agreement or to other such address as may have been designated by the Company or the Advisor by notice to the other given as provided herein.
112

9.	INDEPENDENT CONTRACTOR: WITHHOLDING The Advisor will at all times be an independent contractor, and as such will not have authority to bind the Company. The Advisor will not act as an agent nor shall he be deemed to be an employee of the Company for the purposes of any employee benefit program, unemployment benefits, or otherwise. The Advisor shall not enter into any agreements or incur any obligations on behalf of the Company. The Advisor represents that he is in business for himself and is an independent contractor for purposes of the Income Tax Act (Canada). In the event the Canada Revenue Agency or any other applicable authority, for whatever reason, seeks from the Company or any and all director(s) of the Company, Taxes with respect to any amounts paid under this Agreement, the Advisor agrees to indemnify the Company and the directors of the Company, the amount of any such Taxes (including applicable interest and fines thereon) within 30 days after any such Taxes are payable by the Company. "Taxes" means federal and provincial income tax, Canada Pension Plan, Employment Insurance, GST or other similar source deductions or contributions.

10.	ASSIGNMENT Due to the personal nature of the services to be rendered by the Advisor, the Advisor may not assign this Agreement. The Company may assign all rights and liabilities under this Agreement (as a group with other similar agreements with members of the Advisory Board) to a subsidiary or an affiliate or to a successor to all or a substantial part of its business and assets without the consent of the Advisor. Subject to the foregoing, this Agreement will enure to the benefit of and be binding upon each of the heirs, assigns and successors of the respective parties.

11.	SEVERABILITY If any provision of this Agreement shall be declared invalid, illegal or unenforceable, such provision shall be severed and the remaining provisions shall continue in full force and effect.

12.	REMEDIES The Advisor acknowledges that the Company would have no adequate remedy at law to enforce Section 6 hereof. In the event of a violation by the Advisor of such Section, the Company shall have the right to obtain injunctive or other similar relief, as well as any other relevant damages, without the requirement of posting bond or other similar measures.

13.	GOVERNING LAW; ENTIRE AGREEMENT; AMENDMENT This Agreement shall be governed by the laws of the Province of British Columbia, Canada. The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof and may only be amended by both parties in writing.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ADVISOR:	COMPANY:
________________________________	SAMEX MINING CORP.: By:__________________ Authorized signatory
Date:__________________	Date:__________________

113

Schedule "A"

Stock Options Retained by the Advisor

Date of Option	Number of Shares	Exercise Price	Option Expiry Date

Exhibit 4.3

CONSULTING AGREEMENT

THIS AGREEMENT dated for reference January 16, 2013.

BETWEEN:

Larry D. McLean,

(hereinafter called the "Consultant")

OF THE FIRST PART

AND:

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(hereinafter called the “Company”)

OF THE SECOND PART

WHEREAS:

A.	The Company wishes to acquire and the Consultant wishes to supply the services described herein upon the terms and conditions set out in this Agreement;
B.	The Consultant acknowledges that in the performance of the services contemplated by this Agreement he will create or be privy to confidential information which is valuable to the Company; and
C.	There may exist previous agreements between the Company and the Consultant.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises and covenants contained in this Agreement, the parties hereto covenant and agree as follows:

1.	Provision of Services

1.1          Subject to the terms of this Agreement, the Consultant agrees to serve as Interim Chief Financial Officer of the Company during the term of this Agreement (the “Term”) and to perform all of the usual duties associated with such office, including coordinating preparation of financial statements, annual and quarterly reports, financial books and records and coordinating annual audit of the Company for the fiscal year ending December 31, 2012 and such other services as are necessarily incidental thereto that may be required by the Company (the "Services").

1.2          The Consultant shall use his best efforts to further the interests of the Company in providing the Services.

1.3          The Consultant agrees that he will not be entitled to receive any additional benefits or compensation for the performance of such duties from the Company.

1.4          The Consultant shall report to and receive directions from the Interim Chief Executive Officer (Sasan Sadeghpour).

2.	Changes in Conditions of Service

2.1 The Company shall be entitled to order reasonable changes and/or deletions from the Services by giving written notice to the Consultant without invalidating this Agreement. The Consultant shall be deemed to have agreed to such changes and/or deletions and the Services to be provided hereunder shall be modified accordingly.

3.	Remuneration of Consultant

3.1          In consideration of the Consultant's performance of the Services as required by this Agreement, the Company shall pay the Consultant the following remuneration:

(a)	the sum of $9,500 (CDN) per month ($438 per diem) payable on the last day of each month during the Term of this Agreement (“Fees”);
(b)	subject to such reasonable restrictions and requirements as the Company may impose on its consultants and employees generally from time to time, the Company shall reimburse the Consultant for out-of-pocket expenses incurred in performance of the services upon receipt of such evidence of those expenses as the Company may reasonably require (“Expenses”);

3.2          The Consultant shall be entitled to remuneration on Termination as set out in section 12.

4.	Consultant Not Agent or Employee

4.1          The Consultant is not the employee or agent of the Company and accordingly, shall not purport to enter into any a contract or subcontract on behalf of the Company or otherwise purport to act on its behalf except where authorized in writing or in his capacity as Interim Chief Financial Officer. Nothing in this Agreement shall be deemed to require the Consultant to provide his services exclusively to the Company and the Consultant hereby acknowledges that the Company shall not be required to make any remittances or payments required of employers by statute on the Consultant's behalf and the Consultant shall not be entitled to the fringe benefits provided by the Company to its employees.

4.2          The Company acknowledges that since the Consultant is an independent contractor and not an employee of the Company, the Consultant shall have direction and control of the manner, methods, techniques and procedures used by the Consultant to perform the Services.

4.3          Notwithstanding the foregoing, nothing herein shall limit or affect any fiduciary or other duty at law applicable to the Consultant arising from his appointment or function as Interim Chief Financial Officer of the Company.

5.	Facilities

5.1          The Company shall provide all the facilities (including office space, typing, document reproduction, computer programming and other clerical assistance) that may be required by the Consultant to perform the Services.

6.	Books and Records

6.1          The Consultant shall keep proper accounts and records of all expenditures made in connection with the Services, and of the time expended by the Consultant in performing the Services and all invoices, receipts and vouchers relating thereto.

7.	Company's Obligations

7.1          The Company shall make available to the Consultant such information and data and shall permit the Consultant to have access to such documents or premises as are reasonably necessary to enable the Consultant to perform the Services.

8.	Confidentiality and Ownership of Work Product

8.1          All information pertaining to mineral properties in which the Company has an interest or is seeking to acquire including, without limitation, any mineral property introduced to the Company by the Consultant within 12 months prior to any particular date which is not rejected in writing by the Company, including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property, together with any reports, documents, concepts, products and processes, information pertaining to prospective property vendors, business or financing contacts, or information pertaining to prospective property or other acquisitions, joint ventures or business combinations or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Consultant, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Consultant in the course of performing Services pursuant to this Agreement and pertaining to the Company’s business (collectively, the “Work Product”) shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom. No copies, summaries or other reproductions of any Work Product shall be made by the Consultant without the express permission of the Company and the Consultant shall, forthwith upon the Company’s request, deliver to the Company all Work Product in the possession of or otherwise available to or under the control of the Consultant notwithstanding a termination of this Agreement

8.2          The Consultant shall not at any time either during the term of this Agreement or thereafter divulge to any person, firm or corporation, any information, documents or Work Product (other than information, documents or Work Product which the Company has authorized for public disclosure or which has previously been disclosed to the public) received by the Consultant during the course of providing the Services to the Company with regard to the personal, financial or other affairs of the Company or any of its subsidiaries, or the Company’s directors, officers and employees and all such information shall be kept confidential and shall not in any manner be revealed to anyone by the Consultant, except as may be required by law or otherwise permitted by the Company in writing.

8.3          The Consultant shall comply, and shall take proper measures to cause any agents or employees of the Consultant or other persons under the Consultant’s direction or control to comply, with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

9.	Duties of Consultant

9.1          During the Term of this Agreement, the Consultant shall devote such of his time, attention and abilities to the business of the Company as is reasonably necessary for the proper exercise of his duties pursuant to this Agreement. Nothing contained herein shall be deemed to require the Consultant to devote his exclusive time, attention and ability to the business of the Company.

9.2          During the Term of this Agreement, the Consultant shall:

(a)	at all times except when disabled by sickness or incapacity, faithfully and diligently perform his duties as Interim Chief Financial Officer and use his best efforts to promote and advance the business of the Company in that capacity;
(b)	devote such of his time, labour and attention to the business of the Company as is necessary for the proper exercise of the Consultant's duties hereunder and, except as otherwise provided herein, refrain from engaging in any business, venture, or other commercial or sales activities that in any material way conflicts with or detracts from his ability to fulfill his duties in the manner contemplated in this paragraph; and
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

11.1        The term of this Agreement shall be for 3 1/2 months or such longer period as may be provide for herein (the “Term”) and shall commence upon January 16, 2013 and unless terminated earlier pursuant to the provisions hereof, or unless renewed in writing by the parties, shall expire on April 30, 2013.

11.2        This Agreement may be terminated prior to the completion of the Services (“Termination”) upon written notice given:

(a)	by the Consultant:
(i)	upon 30 days' prior written notice;
(ii)	upon the occurrence of an Event of Default by the Company as set out in clause 11.4(b);
(b)	by the Company:
(i)	upon 30 days' prior written notice;
(ii)	upon the occurrence of an Event of Default by the Consultant as set out in clause 11.4 (a).

11.3        If either party fails to give any such notice, this Agreement shall continue in full force and effect.

11.4        An event of default of this Agreement (“Event of Default”) shall be deemed to occur:

(a)	by the Consultant if he:
(i)	is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Company to the Consultant;
(ii)	becomes unable to perform his duties hereunder due to the Consultant’s death or any illness or physical or mental incapacity that continues for not less than thirty (30) consecutive days;
(b)	by the Company if it:
(i)	is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Consultant to the Company; or
(ii)	becomes insolvent or is unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy.

11.5        Notwithstanding the termination of this Agreement or any other provision herein, the covenants and obligations under section 8 hereof or contained in any agreement delivered hereunder with respect to the use of confidential information, work product or non-competition with the Company shall remain in full force and effect for a period of twelve (12) months thereafter.

12.	Remuneration Payable on Termination

12.1        Notwithstanding any other provision herein, in the event of Termination, the Company shall pay to the Consultant all amounts of Fees and Expenses accruing hereunder up to and including the effective date of Termination.

12.2        Without limiting the generality of the foregoing, if this Agreement is Terminated, the Company shall not be obligated to pay any severance, retiring allowance, termination bonus or any other amount other than as provided for in section 12.1.

13.	Non-Assignability

13.1        The Consultant shall not subcontract to any person, any right, duty or obligation hereunder without the prior written consent of the Company. This Agreement may not be assigned by either party without the prior written consent of the other party.

14.	Co-operation with Other Parties

 14.1        The Consultant shall co-operate with all other parties engaged or employed by the Company from time to time and shall coordinate his activities with the activities of such parties as and when requested by the Company.

15.	Force Majeure

15.1        Notwithstanding anything herein to the contrary, neither party hereto shall be deemed to be in default with respect to the performance of the terms, covenants and conditions of this Agreement if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, or acts of God.

16.	Notice

 16.1        All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, or sent by telefax or other means of electronic communication providing a printed copy ("Electronic Communication") or may be forwarded by first class prepaid registered mail to the addresses set forth as set out on the first page of this Agreement. Any notice delivered or sent by Electronic Communication shall be deemed to have been given and received at the time of delivery. Any notice mailed as aforesaid shall be deemed to have been given and received on expiration of 72 hours after it is posted, addressed to the Company or the Consultant at their respective addresses or telefax numbers set out above or such other address or addresses or telefax numbers as the parties may from time to time give notice of in writing; provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike, slow down or other labour dispute which may affect the delivery of such notice by the mails, then such notice shall be effective only if actually delivered.

17.	Entire Agreement

17.1        The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

18.	Further Assurances

 18.1        Each of the parties shall execute such other documents and instruments and shall do such other acts as may be necessary to implement and carry out the intent of this Agreement.

19.	Proper Law, Attornment and Venue

19.1        This Agreement will be governed by and construed in accordance with the laws of British Columbia. The Company and the Consultant hereby attorn to jurisdiction the Courts thereof and hereby select Vancouver, British Columbia as the proper forum for any action commenced by any party with respect to this Agreement or the transactions contemplated herein.

20.	Time of Essence

20.1        Time is of the essence of this Agreement.

21.	Waiver of Breach

21.1        The waiver by either the Company or the Consultant of a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

22.	Regulatory Approval

22.1        This Agreement is subject to the approval of all regulatory authorities as may have jurisdiction (the "Regulatory Authorities").

IN WITNESS WHEREOF the parties have affixed their common seal hereto in the presence of their officers duly authorized for that purpose.

The corporate seal of SAMEX MINING CORP.	)
was hereunto affixed in the presence of:	)
"Sasan Sadeghpour" Authorized Signatory	) ) )	c/s
"Larry D. McLean" Authorized Signatory	) )

SIGNED, SEALED AND DELIVERED by Larry D. McLean _________________________________________	) ) ) ) ) ) ) ) ) )
in the presence of: _________________________________________		"Larry D. McLean" Larry D. McLean
Name of Witness _________________________________________
Address of Witness _________________________________________ Occupation of Witness

Exhibit 4.4

CONSULTING AGREEMENT

THIS AGREEMENT dated for reference January 16, 2013.

BETWEEN:

Brenda McLean,

(hereinafter called the "Consultant")

OF THE FIRST PART

AND:

SAMEX MINING CORP., a corporation incorporated under the laws of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(hereinafter called the “Company”)

OF THE SECOND PART

WHEREAS:

D.	The Company wishes to acquire and the Consultant wishes to supply the services described herein upon the terms and conditions set out in this Agreement;
E.	The Consultant acknowledges that in the performance of the services contemplated by this Agreement she will create or be privy to confidential information which is valuable to the Company; and
F.	There may exist previous agreements between the Company and the Consultant.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual premises and covenants contained in this Agreement, the parties hereto covenant and agree as follows:

23.	Provision of Services

23.1        Subject to the terms of this Agreement, the Consultant agrees to serve as Interim Corporate Secretary of the Company during the term of this Agreement (the “Term”) and to perform all of the usual duties associated with such office and such other services as are necessarily incidental thereto that may be required by the Company (the "Services").

23.2        The Consultant shall use her best efforts to further the interests of the Company in providing the Services.

23.3        The Consultant agrees that she will not be entitled to receive any additional benefits or compensation for the performance of such duties from the Company.

23.4        The Consultant shall report to and receive directions from the Interim Chief Financial Officer (Larry D. McLean).

24.	Changes in Conditions of Service

2.1 The Company shall be entitled to order reasonable changes and/or deletions from the Services by giving written notice to the Consultant without invalidating this Agreement. The Consultant shall be deemed to have agreed to such changes and/or deletions and the Services to be provided hereunder shall be modified accordingly.

25.	Remuneration of Consultant

25.1        In consideration of the Consultant's performance of the Services as required by this Agreement, the Company shall pay the Consultant the following remuneration:

(a)	the sum of $5,900 (CDN) per month ($340 per dieum) payable on the last day of each month during the Term of this Agreement (“Fees”);
(b)	subject to such reasonable restrictions and requirements as the Company may impose on its consultants and employees generally from time to time, the Company shall reimburse the Consultant for out-of-pocket expenses incurred in performance of the services upon receipt of such evidence of those expenses as the Company may reasonably require (“Expenses”);

25.2        The Consultant shall be entitled to remuneration on Termination as set out in section 12.

26.	Consultant Not Agent or Employee

26.1        The Consultant is not the employee or agent of the Company and accordingly, shall not purport to enter into any a contract or subcontract on behalf of the Company or otherwise purport to act on its behalf except where authorized in writing or in her capacity as Interim Corporate Secretary. Nothing in this Agreement shall be deemed to require the Consultant to provide her services exclusively to the Company and the Consultant hereby acknowledges that the Company shall not be required to make any remittances or payments required of employers by statute on the Consultant's behalf and the Consultant shall not be entitled to the fringe benefits provided by the Company to its employees.

26.2        The Company acknowledges that since the Consultant is an independent contractor and not an employee of the Company, the Consultant shall have direction and control of the manner, methods, techniques and procedures used by the Consultant to perform the Services.

26.3        Notwithstanding the foregoing, nothing herein shall limit or affect any fiduciary or other duty at law applicable to the Consultant arising from her appointment or function as Interim Corporate Secretary of the Company.

27.	Facilities

27.1        The Company shall provide all the facilities (including office space, typing, document reproduction, computer programming and other clerical assistance) that may be required by the Consultant to perform the Services.

28.	Books and Records

28.1        The Consultant shall keep proper accounts and records of all expenditures made in connection with the Services, and of the time expended by the Consultant in performing the Services and all invoices, receipts and vouchers relating thereto.

29.	Company's Obligations

29.1        The Company shall make available to the Consultant such information and data and shall permit the Consultant to have access to such documents or premises as are reasonably necessary to enable the Consultant to perform the Services.

30.	Confidentiality and Ownership of Work Product

30.1        All information pertaining to mineral properties in which the Company has an interest or is seeking to acquire including, without limitation, any mineral property introduced to the Company by the Consultant within 12 months prior to any particular date which is not rejected in writing by the Company, including, without limitation, any geological information, technical reports, maps, samples, assays, drill core, geophysical surveys, results of exploration or other information pertaining to any such property, together with any reports, documents, concepts, products and processes, information pertaining to prospective property vendors, business or financing contacts, or information pertaining to prospective property or other acquisitions, joint ventures or business combinations or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Consultant, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Consultant in the course of performing Services pursuant to this Agreement and pertaining to the Company’s business (collectively, the “Work Product”) shall belong exclusively to and shall be the sole property of the Company and the Company shall be entitled to all right, title and interest therein, and all profits, or benefits therefrom. No copies, summaries or other reproductions of any Work Product shall be made by the Consultant without the express permission of the Company and the Consultant shall, forthwith upon the Company’s request, deliver to the Company all Work Product in the possession of or otherwise available to or under the control of the Consultant notwithstanding a termination of this Agreement

30.2        The Consultant shall not at any time either during the term of this Agreement or thereafter divulge to any person, firm or corporation, any information, documents or Work Product (other than information, documents or Work Product which the Company has authorized for public disclosure or which has previously been disclosed to the public) received by the Consultant during the course of providing the Services to the Company with regard to the personal, financial or other affairs of the Company or any of its subsidiaries, or the Company’s directors, officers and employees and all such information shall be kept confidential and shall not in any manner be revealed to anyone by the Consultant, except as may be required by law or otherwise permitted by the Company in writing.

30.3        The Consultant shall comply, and shall take proper measures to cause any agents or employees of the Consultant or other persons under the Consultant’s direction or control to comply, with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

31.	Duties of Consultant

31.1        During the Term of this Agreement, the Consultant shall devote such of her time, attention and abilities to the business of the Company as is reasonably necessary for the proper exercise of her duties pursuant to this Agreement. Nothing contained herein shall be deemed to require the Consultant to devote her exclusive time, attention and ability to the business of the Company.

31.2        During the Term of this Agreement, the Consultant shall:

(a)	at all times except when disabled by sickness or incapacity, faithfully and diligently perform her duties as Interim Corporate Secretary and use her best efforts to promote and advance the business of the Company in that capacity;
(b)	devote such of her time, labour and attention to the business of the Company as is necessary for the proper exercise of the Consultant's duties hereunder and, except as otherwise provided herein, refrain from engaging in any business, venture, or other commercial or sales activities that in any material way conflicts with or detracts from her ability to fulfill her duties in the manner contemplated in this paragraph; and
(c)	refrain from acting in any manner contrary to the interests of the Company or contrary to the duties of the Consultant as contemplated herein.
32.	Liability of Consultant

32.1        The Consultant shall indemnify and save the Company harmless from and against all costs, expenses, losses, damages and obligations it may suffer or incur as the result of the breach of any covenant or warranty made by the Consultant in this Agreement.

33.	Termination

33.1        The term of this Agreement shall be for 3 1/2 months or such longer period as may be provide for herein (the “Term”) and shall commence upon January 16, 2013 and unless terminated earlier pursuant to the provisions hereof, or unless renewed in writing by the parties, shall expire on April 30, 2013..

33.2        This Agreement may be terminated prior to the completion of the Services (“Termination”) upon written notice given:

(a)	by the Consultant:
(i)	upon 30 days' prior written notice;
(ii)	upon the occurrence of an Event of Default by the Company as set out in clause 11.4(b);
(b)	by the Company:
(i)	upon 30 days' prior written notice;
(ii)	upon the occurrence of an Event of Default by the Consultant as set out in clause 11.4 (a).

33.3        If either party fails to give any such notice, this Agreement shall continue in full force and effect.

33.4        An event of default of this Agreement (“Event of Default”) shall be deemed to occur:

(a)	by the Consultant if she:
(i)	is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Company to the Consultant;
(ii)	becomes unable to perform her duties hereunder due to the Consultant’s death or any illness or physical or mental incapacity that continues for not less than thirty (30) consecutive days;
(b)	by the Company if it:
(i)	is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Consultant to the Company; or
(ii)	becomes insolvent or is unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy.

33.5        Notwithstanding the termination of this Agreement or any other provision herein, the covenants and obligations under section 8 hereof or contained in any agreement delivered hereunder with respect to the use of confidential information, work product or non-competition with the Company shall remain in full force and effect for a period of twelve (12) months thereafter.

34.	Remuneration Payable on Termination

34.1        Notwithstanding any other provision herein, in the event of Termination, the Company shall pay to the Consultant all amounts of Fees and Expenses accruing hereunder up to and including the effective date of Termination.

34.2        Without limiting the generality of the foregoing, if this Agreement is Terminated, the Company shall not be obligated to pay any severance, retiring allowance, termination bonus or any other amount other than as provided for in section 12.1.

35.	Non-Assignability

35.1        The Consultant shall not subcontract to any person, any right, duty or obligation hereunder without the prior written consent of the Company. This Agreement may not be assigned by either party without the prior written consent of the other party.

36.	Co-operation with Other Parties

36.1        The Consultant shall co-operate with all other parties engaged or employed by the Company from time to time and shall coordinate her activities with the activities of such parties as and when requested by the Company.

37.	Force Majeure

37.1        Notwithstanding anything herein to the contrary, neither party hereto shall be deemed to be in default with respect to the performance of the terms, covenants and conditions of this Agreement if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, or acts of God.

38.	Notice

38.1        All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, or sent by telefax or other means of electronic communication providing a printed copy ("Electronic Communication") or may be forwarded by first class prepaid registered mail to the addresses set forth as set out on the first page of this Agreement. Any notice delivered or sent by Electronic Communication shall be deemed to have been given and received at the time of delivery. Any notice mailed as aforesaid shall be deemed to have been given and received on expiration of 72 hours after it is posted, addressed to the Company or the Consultant at their respective addresses or telefax numbers set out above or such other address or addresses or telefax numbers as the parties may from time to time give notice of in writing; provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike, slow down or other labour dispute which may affect the delivery of such notice by the mails, then such notice shall be effective only if actually delivered.

39.	Entire Agreement

39.1        The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

40.	Further Assurances

40.1        Each of the parties shall execute such other documents and instruments and shall do such other acts as may be necessary to implement and carry out the intent of this Agreement.

41.	Proper Law, Attornment and Venue

41.1        This Agreement will be governed by and construed in accordance with the laws of British Columbia. The Company and the Consultant hereby attorn to jurisdiction the Courts thereof and hereby select Vancouver, British Columbia as the proper forum for any action commenced by any party with respect to this Agreement or the transactions contemplated herein.

42.	Time of Essence

42.1        Time is of the essence of this Agreement.

43.	Waiver of Breach

43.1        The waiver by either the Company or the Consultant of a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

44.	Regulatory Approval

44.1        This Agreement is subject to the approval of all regulatory authorities as may have jurisdiction (the "Regulatory Authorities").

IN WITNESS WHEREOF the parties have affixed their common seal hereto in the presence of their officers duly authorized for that purpose.

The corporate seal of SAMEX MINING CORP.	)
was hereunto affixed in the presence of:	)
"Sasan Sadeghpour" Authorized Signatory	) ) )	c/s
"Larry D. McLean" Authorized Signatory	) )

SIGNED, SEALED AND DELIVERED by Brenda McLean ________________________________________	) ) ) ) ) ) ) ) ) ) ) ) )
in the presence of: ________________________________________		"Brenda McLean" Brenda McLean
Name of Witness ________________________________________
Address of Witness ________________________________________ Occupation of Witness

Exhibit 4.5

CONSULTING & CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is made and entered into this 16 day of January 2013, between

TORO TAYLOR Y COMPAÑIA LIMITADA (a Chilean registered company), and the various business organizations and entities associated or controlled by it

(Hereinafter collectively referred to as "ETT ")

AND

MINERA SAMEX CHILE S.A. (a Chilean registered company)

(Hereinafter referred to as "SAMEX")

WHEREAS ETT is an economic geologist consulting group engaged in the review and evaluation of exploration and mining projects in the Republic of Chile; and

WHEREAS SAMEX is engaged in exploration for and acquisition and/or exploitation of various mineral concessions in the Republic of Chile including any concessions referred to on Schedule "B" (the "Properties"); and

WHEREAS, ETT will be employed by SAMEX as geological consultants for the review of SAMEX’s existing exploration data, conducting certain approved exploration activities and further, to generate recommendations as to possible future mineral exploration programs (hereinafter referred to as “ETT’s Work”, see Schedule “A”) relating to SAMEX’s Properties; and

WHEREAS, ETT may acquire knowledge of SAMEX business records, business plans and projections, corporate and financial information, contracts, and scientific or similar information, including, without limitation, unique exploration techniques and improvements thereon, together with maps, diagrams, engineering and geological reports and studies, assays, notes, data regarding quality and extent of mineral reserves, mining plans and studies, and all other information relating thereto pertaining to its business and activities concerning said Properties, and records of and from discussions with partners, officers, employees, advisors or representatives of SAMEX and/or pursuant to ETT’s relationship as a consultant to SAMEX (all the foregoing hereinafter referred to as "Confidential Information"); and

WHEREAS SAMEX has expended substantial and valuable resources in connection with these activities and the formation and acquisition of various entities in reliance on the unique nature of its Confidential Information; and

WHEREAS, ETT may, from time to time, receive from SAMEX Confidential Information; and

WHEREAS SAMEX desires that ETT have access to said Confidential Information;

NOW THEREFORE, in conjunction with and consideration of ETT’s Work (see Schedule “A”), the parties do hereby covenant and agree as follows:

1. TERM OF AGREEMENT. ETT and SAMEX agree that this Agreement shall take effect upon the 17th of January, 2013 and in relation to ETT’s Work shall continue for a period of three (3) months from the date indicated in this paragraph.

2. PROTECTION OF CONFIDENTIAL INFORMATION. ETT agrees that all Confidential Information shall be considered and kept as the private and privileged records of SAMEX and will not be divulged to any other person, firm, corporation, or other entity except upon the direct written authorization of SAMEX.

3. INFORMATION IN THE PUBLIC DOMAIN. SAMEX agrees that any information which is in the public domain shall not be considered Confidential Information, provided it is not public information as a result of disclosure by ETT during the Term of this Agreement.

4. SCOPE OF AGREEMENT. ETT and SAMEX agree that any Confidential Information about which ETT obtained knowledge prior to the effective date of this Agreement shall be treated as Confidential Information subject to this Agreement.

5. CONFIDENTIAL INFORMATION-ADMISSIONS BY ETT. ETT admits that such Confidential Information is a valuable, special and unique asset of SAMEX business and gives SAMEX advantages over its actual and potential competitors, and ETT further admits and agrees that (a) SAMEX has implemented policies necessary to preserve the confidentiality of such Confidential Information, (b) ETT has access to such information and has been instructed about its value to SAMEX and (c) unauthorized disclosure or use of such Confidential Information would irreparably harm SAMEX.

6. DISCLOSURE UNDER LEGAL PROCESS. Should ETT be ordered by any legally constituted agency or authority of any government to disclose any Confidential Information, ETT shall provide sufficient notice of such disclosure to SAMEX to permit SAMEX to protect its interests. Any disclosure by ETT pursuant to such an order shall not constitute a breach of this Agreement, provided ETT has given timely notice to SAMEX about such order and such order is final and subject to no further rights of appeal or other challenge. SAMEX will reimburse legal and reasonable costs incurred by ETT in case of appeal or other challenge by SAMEX.

7. PAYMENT. SAMEX shall pay ETT the consultant and compensation fees stated in Schedule A on a monthly basis and ETT shall submit the correspondent invoice on the last day of the month and SAMEX shall pay the invoice in full within 10 days from the date of receipt of the invoice. The invoice shall include all the supporting documents related to the fees and the travel expenses incurred, which require the prior approval of SAMEX.

8. COVENANT AGAINST COMPETITION. ETT hereby covenants and agrees that for the term of this Agreement, ETT shall not engage directly or indirectly, either personally or as an employee, partner, associate, manager, agent, corporation or other device, in research, exploration, consulting, teaching, demonstrating, concession acquisition, option to purchase, or take any other action relating to activities which are in competition with and are identical or similar to those of SAMEX specifically within two (2) kilometres of the external boundaries of the Properties. SAMEX reserves the right to enlarge the scope of this Agreement by future annexure and due amendments only with the written consent and approval of ETT and SAMEX. For a period of 2 years, ETT or its participants and managers shall not acquire or file any mining concession requests or mining concessions for exploration or exploitation within two (2) kilometres of the external boundaries of the Properties without the prior written approval of SAMEX.

9. RETURN OF RECORDS. At the request of SAMEX at any time during the term of this Confidentiality Agreement, ETT shall deliver all records, notes, data, maps, memoranda, reports, samples, equipment and any other property of any nature which is in ETT’s possession or under ETT’s control and which is SAMEX property or relates to SAMEX business.

10. INJUNCTIVE RELIEF AND APPLICABLE LAW. This Agreement shall be governed, by the laws of the Chilean republic. In addition to any other remedies available at law, equity or otherwise SAMEX shall be entitled to an injunction against ETT by any competent court to enjoin and restrain the unauthorized disclosure or any other use of any Confidential Information or the violation of any provision of this Agreement, and ETT hereby consents and submits to the jurisdiction of such court as SAMEX may determine.

11. ARBITRATION. Any dispute related to this Agreement will be solved through mediation and in the event of not being solved, through mandatory arbitration. After having exhausted mediation, any difficulty or controversy arising between the parties in connection with the application, interpretation, term, validity or performance of this Agreement or for any other reason whatsoever, shall be subject to the arbitration in accordance with the Arbitration Regulations of the Santiago Arbitration and Mediation Center currently in force. The arbitrator shall rule in accordance with the Chilean law and shall determine the proceeding (mixed arbitrator) The arbitrator shall be designated by mutual agreement of the parties and in the event that the parties do not reach an agreement within 15 days, the Arbitrator shall be appointed by the Santiago Arbitration and Mediation Center among those Arbitrators included in the list of arbitrators of the said Center.

No appeal may be filed against the final resolution or award issued by the arbitrator.

The arbitrator shall be especially empowered to resolve any matter related to its jurisdiction.

The arbitration shall take place in the city of Santiago.

12. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Agreement, the legality, validity, and enforceability of remaining provisions shall not be affected thereby.

13. TERMINATION. This Agreement terminates on April 17, 2013. ETT will continue to be bound by the Confidential Information responsibilities of this agreement for a period of two (2) years from the date of termination.

14. DOMICILIUM.

SAMEX:	Av. Isidora Goyenechea 2939, Of. 704
Las Condes, Santiago - Chile
Phone: 562 232 3004
Fax: 562 333 8633

ETT:	Doctora Cora Mayer N° 88
Las Condes, Santiago - Chile
Phone: 562 769 9155

Accepted and agreed to this 16th day of January 2013, in Santiago, Republic of Chile.

TORO TAYLOR Y COMPAÑIA LIMITADA	MINERA SAMEX CHILE S.A.

Per Authorized Signatories:

By: "Juan Carlos Toro Taylor"		By: "Francisco Vergara"
Name:	Title:	Name:	Title:

WITNESS NAME:		WITNESS NAME:

Signature		Signature

SCHEDULE “A”

TO CONSULTING & CONFIDENTIALITY AGREEMENT BETWEEN MINERA SAMEX CHILE S.A. (“SAMEX”) AND TORO TAYLOR Y COMPAÑIA LIMITADA (“ETT”)

Commencement of Agreement	January 17, 2013.
Term of Agreement	Three (3) months, terminating on April 17th, 2013.
ETT Reports to	SAMEX Board of Directors
ETT Supervisory Contacts	Sasan Sadeghpour, CEO Samex Mining Corp.
ETT’s Work and services

1.      Review existing Los Zorros, Chimberos and Inca exploration data.

2.      Drill Los Zorros and/or Chimberos and Inca targets.

3.      Log and send for assaying all drilled core (rush assay all mineralized sections).

4.      Conduct various approved exploration activities, which include sampling, mapping and various others.

5.      Prepare formal recommendations based in results.

ETT Consultants and compensation

1.      Consultant Expert Geologist – Juan Carlos Toro Taylor: US$14,000 per month,

2.      Senior Consultant Geologist 1 - US$9,000 per month.

3.      Senior Consultant Geologist 2 – US$9,000 per month.

4.      Drawing/Data Technician - $3,500 per month.

5.      Two assistant geologists/Samplers/Drivers - 2x$2,250 per month.

SAMEX will provide

1.      One Hilux truck for ETT use. (possibly two if needed from time to time).

2.      Office space and supplies at Los Zorros camp, with internet, printing and plotting facilities etc.

3.      Individual accommodations for up to five persons at the Los Zorros camp.

4.      All meals at Los Zorros or Copiapo.

5.      Additional support staff (2) at Los Zorros for sampling, core-box moving, logistics etc.

Exploration activities and budget	To include at least 1,200 meters of drilling. Other activities to be discussed and approved by Board of Directors of Samex.
Travel expenses	Various flights and hotel nights in Copiapo, to be reimbursed prior presentation of invoices and expense report approved by Samex.
Administrative Fee	ETT will charge an administrative fee of 10% on exploration activities and travel expenses. The administrative fee will not be charged on salaries/ compensation paid to ETT consultants.

SCHEDULE “B”

PROPERTIES (FV NOTE: INCLUDE A MAP OF THE RESTRICTED AREA IN CHIMBEROS AND INCA)

355000 mE
360000 mE
365000 mE
12 km
6915000 mN
N
8 km
6910000 mN
concessions boundary
0
1
2
kilometers
6905000 mN
355000 mE
360000 mE
365000 mE
SAMEX MINING CORP.
Los Zorros Property Holdings
Region III, Chile

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of SAMEX Mining Corp. as of April 26, 2013:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

Minera Samex Chile S.A. (“Samex Chile”)	Chile	99.9%
South American Mining & Exploration Corp. - inactive	British Columbia, Canada	100%
SAMEX International Ltd. - inactive	Bahamas	100%
SAMEX S.A. - inactive	Bolivia	98%
Minas Bolivex S.A. (“BOLIVEX “) - inactive	Bolivia	98%
Empresa Minera Boliviana S.A. (“EMIBOL”) - inactive	Bolivia	98%

For details see Item 4 - “Information On The Company”

Exhibit 12.1

CERTIFICATION

I, Sasan Sadeghpour, certify that:

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
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 30, 2013	“Sasan Sadeghpour”
Sasan Sadeghpour, Interim Chief Executive Officer

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
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 30, 2013	“Larry D. McLean”
Larry D. McLean, Interim Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Sasan Sadeghpour, Interim Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Sasan Sadeghpour”
Sasan Sadeghpour
Interim Chief Executive Officer
April 30, 2013

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Samex Mining Corp. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Larry D. McLean, Interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Larry D. McLean”
Larry D. McLean
Interim Chief Financial Officer
April 30, 2013

